AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 1995

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                              -------------------
                             THE ACTAVA GROUP INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            6719                           58-0971455
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
of incorporation or organization    Classification Code Number)          Identification Number)
         of Registrant)

                              -------------------

                           945 EAST PACES FERRY ROAD
                                   SUITE 2210
                             ATLANTA, GEORGIA 30326
                                 (404) 261-6190
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                                JOHN D. PHILLIPS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             THE ACTAVA GROUP INC.
                           945 EAST PACES FERRY ROAD
                                   SUITE 2210
                             ATLANTA, GEORGIA 30326
                                 (404) 261-6190
    (Name, address, including zip code, and area code, of agent for service)
                              -------------------

                                WITH COPIES TO:

               JAMES M. DUBIN, ESQ.                            LEONARD A. SILVERSTEIN, ESQ.
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON                    LONG, ALDRIDGE & NORMAN
           1285 AVENUE OF THE AMERICAS                       ONE PEACHTREE CENTER, SUITE 5300
          NEW YORK, NEW YORK 10019-6064                            303 PEACHTREE STREET
                  (212) 373-3000                                  ATLANTA, GEORGIA 30308
                                                                      (404) 527-4000

                              -------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Orion Merger") of Orion Pictures Corporation ("Orion") with and into OPC Merger Corp., a newly formed, wholly-owned subsidiary of The Actava Group Inc. ("Actava"), the merger (the "MITI Merger") of Metromedia International Telecommunications, Inc. ("MITI") with and into MITI Merger Corp., a newly formed, wholly-owned subsidiary of Actava and the merger (the "Sterling Merger", and together with the Orion Merger and the MITI Merger, the "Mergers") of MCEG Sterling Incorporated ("Sterling") with and into Actava.

   If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                    PROPOSED MAXIMUM    PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED           PER UNIT         OFFERING PRICE     REGISTRATION FEE
Common Stock, par value $1         11,036,267
per share....................      shares(1)              N.A.           $94,907,330(2)      $32,727.00(3)

(1) Based on the sum of (i) the product of (a) 8,784,675, which equals (x) the maximum number of shares of Orion Common Stock that would be outstanding immediately prior to the Orion Merger less (y) the number of shares of Orion Common Stock owned by Metromedia Company and certain of its affiliates (the "Metromedia Holders"), and (b) .57143 shares of Common Stock issuable for each share of Orion Common Stock, (ii) the product of (a) 990,657, which equals (x) the maximum number of shares of MITI Common Stock that would be outstanding immediately prior to the MITI Merger, assuming the exercise of all MITI stock options (which may be expected to be exercised prior to the MITI Merger), less (y) the number of shares of MITI Common Stock owned by the Metromedia Holders, and (b) 5.54937 shares of Common Stock issuable for each share of MITI Common Stock and (iii) the product of (a) 11,215,000, the maximum number of shares of Sterling Common Stock that would be outstanding immediately prior to the Sterling Merger and (b) .04627 shares of Common Stock issuable for each share of Sterling Common Stock.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f) by determining the sum of (i) the product of (a) $10.375, the average of the high and low sale prices of Orion Common Stock as reported by the Nasdaq National Market on September 25, 1995 and
    (b) 8,784,675, the maximum number of shares of Orion Common Stock computed as described in Note (1), (ii) the product of (a) $.00033, one-third of the par value of the MITI Common Stock and (b) 990,657, the maximum number of shares of MITI Common Stock computed as described in Note (1) and (iii) $3,766,000, the book value of the Sterling Common Stock on June 30, 1995.
(3) A aggregate filing fee of $25,222.00 was paid by Orion and Actava on April 14, 1995 in connection with the filing by Actava, Orion and Sterling of preliminary proxy materials on Schedule 14A on such date.
                              -------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             THE ACTAVA GROUP INC.
                     SHARES OF COMMON STOCK TO BE ISSUED IN
                         CONNECTION WITH THE MERGERS OF
                  (I) ORION PICTURES CORPORATION WITH AND INTO
                       OPC MERGER CORP., A NEWLY FORMED,
                           WHOLLY-OWNED SUBSIDIARY OF
                       THE ACTAVA GROUP INC. ("ACTAVA"),
                         (II) METROMEDIA INTERNATIONAL
                  TELECOMMUNICATIONS, INC. WITH AND INTO MITI
                   MERGER CORP., A NEWLY FORMED, WHOLLY-OWNED
                             SUBSIDIARY OF ACTAVA,
                                      AND
                        (III) MCEG STERLING INCORPORATED
                                 WITH AND INTO
                                     ACTAVA
                              -------------------

                 CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B)
            OF REGULATION S-K SHOWING THE LOCATION IN THE PROSPECTUS
               OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

                                                          LOCATION OF CAPTION IN JOINT
    ITEM OF FORM S-4                                       PROXY STATEMENT/PROSPECTUS
    ----------------                                      ----------------------------
  A.  INFORMATION ABOUT THE TRANSACTION

  1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.....  Facing Page of the Registration Statement;
                                                   Outside Front cover of Joint Proxy
                                                   Statement/Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Available Information; Incorporation by
                                                   Reference; Table of Contents
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information..............  Summary Information; Information About the
                                                   Meetings--Vote Required
  4.  Terms of Transaction.......................  Proposal No. 1--the Proposed Mergers--the
                                                   Proposed Mergers, --Terms and Conditions of
                                                   the Merger Agreement, --Terms and
                                                   Conditions of the Contribution Agreement,
                                                   --Background of the Mergers, --Reasons for
                                                   the Mergers; Board Recommendations,
                                                   --Accounting Treatment, --Opinions of
                                                   Financial Advisors and --Certain Federal
                                                   Income Tax Consequences; Information
                                                   Regarding Actava--Description of Actava
                                                   Capital Stock, --Comparison of Rights of
                                                   Stockholders of Orion, MITI, Sterling and
                                                   Actava.
  5.  Pro Forma Financial Information............  Pro Forma Financial Information
  6.  Material Contacts with the Company Being
      Acquired...................................  Proposal No. 1--the Proposed Mergers-
                                                   Background of the Mergers
  7.  Additional Information Required for
      Reoffering by Persons and Parties Deemed to
      be Underwriters............................  Not Applicable
  8.  Interests of Named Experts and Counsel.....  Legal Opinions
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Not Applicable

  B.  INFORMATION ABOUT THE REGISTRANT

 10.  Information with Respect to S-3
      Registrants................................  Information Regarding Actava--Business of
                                                   Actava; Available Information;
                                                   Incorporation by Reference
 11.  Incorporation of Certain Information by
      Reference..................................  Available Information; Incorporation by
                                                   Reference
 12.  Information with Respect to S-2 or S-3
      Registrants................................  Not Applicable

                                                          LOCATION OF CAPTION IN JOINT
    ITEM OF FORM S-4                                       PROXY STATEMENT/PROSPECTUS
    ----------------                                      -----------------------------
 13.  Incorporation of Certain Information by
      Reference..................................  Available Information, Incorporation by
                                                   Reference
 14.  Information with Respect to Registrants
      Other Than S-3 or S-2 Registrants..........  Not Applicable

  C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

 15.  Information with Respect to S-3
      Companies..................................  Not Applicable
 16.  Information with Respect to S-2 or S-3
      Companies..................................  Information Regarding Orion--Business of
                                                   Orion, --Orion Selected Consolidated
                                                   Financial Data, Orion Management Discussion
                                                   and Analysis, and--Relationship with
                                                   Metromedia
                                                   Information Regarding Sterling--Business of
                                                   Sterling, --Properties of Sterling, --Legal
                                                   Proceedings of Sterling, --Sterling
                                                   Selected Consolidated Financial Data, and
                                                   --Sterling Management Discussion and
                                                   Analysis
 17.  Information with Respect to Companies Other
      Than S-2 or S-3 Companies..................  Information Regarding MITI--Business of
                                                   MITI,--MITI Selected Consolidated Financial
                                                   Data, --MITI Management Discussion and
                                                   Analysis, and--Relationship with Metromedia

  D.  VOTING AND MANAGEMENT INFORMATION

 18.  Information if Proxies, Consents or
      Authorizations are to Be Solicited.........  Outside Front Cover of Joint Proxy
                                                   Statement/Prospectus; Available
                                                   Information; Incorporation By Reference;
                                                   Information Regarding the Meetings; Orion
                                                   Special Meeting; Actava Special Meeting,
                                                   MITI Written Consent and Sterling Special
                                                   Meeting; Proposal No. 1--The Proposed
                                                   Mergers, --Dissenters' Rights and
                                                   --Interests of and Benefits to the
                                                   Metromedia Holders and Senior Executives of
                                                   Actava as a Result of the Mergers
 19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited or
      in an Exchange Offer.......................  Not Applicable

                                  [ACTAVA LOGO]

                           945 EAST PACES FERRY ROAD
                                   SUITE 2210
                             ATLANTA, GEORGIA 30326
                               SEPTEMBER 28, 1995

Dear Stockholder:

    Your Board of Directors cordially invites you to attend a Special Meeting of Stockholders of The Actava Group Inc. ("Actava") to be held in the Conference Center, Resurgens Plaza, 945 East Paces Ferry Road, Atlanta, Georgia, 30326, at 9:00 A.M., local time, on November 1, 1995. At this Special Meeting, you will be asked to consider and vote upon an Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement"), a copy of which is included in the attached Proxy Statement, pursuant to which Orion Pictures Corporation ("Orion") and Metromedia International Telecommunications, Inc. ("MITI") will each be merged with and into newly formed subsidiaries of Actava and MCEG Sterling Incorporated ("Sterling") will be merged with and into Actava. If the mergers contemplated by the Merger Agreement are consummated, Actava will be renamed "Metromedia International Group, Inc." The Merger Agreement amends and restates in its entirety an Agreement and Plan of Merger dated as of April 12, 1995 (the "Initial Merger Agreement") among Actava, Orion, Sterling and MITI.

    YOUR BOARD OF DIRECTORS CAREFULLY CONSIDERED AND BY A VOTE OF FIVE TO FOUR APPROVED THE TERMS OF THE INITIAL MERGER AGREEMENT AND, FOLLOWING THE RESIGNATIONS OF TWO MEMBERS OF THE BOARD OF DIRECTORS, THE BOARD OF DIRECTORS OF ACTAVA UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AFTER CONCLUDING THAT THE TRANSACTIONS CONTEMPLATED THEREBY ARE IN THE BEST INTERESTS OF ACTAVA AND ITS STOCKHOLDERS AND ARE FAIR TO ACTAVA AND ITS STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    The mergers contemplated by the Merger Agreement are designed to create a new global media, entertainment and communications company. The attached Proxy Statement contains detailed information about the mergers and the business of the new company to be created as a result of the mergers. The Proxy Statement also contains a detailed discussion of the risks associated with the mergers and the factors considered by your Board of Directors in approving the mergers as well as a detailed discussion of the interests of certain members of Actava's management and Board of Directors in the mergers that are in addition to the interests of the stockholders of Actava generally. Stockholders are encouraged to carefully consider the risks associated with the proposed mergers which are set forth in the attached Proxy Statement under the heading "Risk Factors." Stockholders should also note that, as described in the attached Proxy Statement, consummation of the mergers will result in a fundamental change in Actava's business.

    The Merger Agreement provides that consummation of the mergers is subject to a number of conditions, including approval by the stockholders of Actava. Accordingly, it is important that your shares be represented at the Special Meeting in order that the presence of a quorum may be assured. Whether or not you plan to attend the Special Meeting, you are urged to date, sign and mail the enclosed proxy card in the envelope provided. If you later decide to attend the Special Meeting, you may vote in person even if you have previously returned your proxy card.

    Thank you for your support.

                                          Sincerely,


                                          John D. Phillips
                                          President and Chief Executive Officer

                                  [ORION LOGO]

                             1888 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                               SEPTEMBER 28, 1995

Dear Stockholder:

    On behalf of the Board of Directors, I wish to extend to you a cordial invitation to attend the Special Meeting of Stockholders of Orion Pictures Corporation ("Orion"), which will be held in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019 at 9:00 a.m., New York time, on November 1, 1995. I look forward to greeting as many stockholders as possible at the Special Meeting.

    At the Special Meeting, the stockholders will be asked to vote on a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement") by and among Orion, The Actava Group Inc. ("Actava"), Metromedia International Telecommunications, Inc. ("MITI"), MCEG Sterling Incorporated ("Sterling") OPC Merger Corp. ("OPC Mergerco"), and MITI Merger Corp. ("MITI Mergerco") and the consummation of the transactions contemplated by the Merger Agreement, including without limitation, the merger of Orion with and into OPC Mergerco and the Merger of MITI with and into MITI Mergerco, and the merger of Sterling with and into Actava, and to transact such other business as may properly come before such meeting or any adjournment or adjournments thereof.

    Management of Orion believes that the proposed mergers contemplated by the Merger Agreement are critical to Orion and will provide holders of Orion's common stock with an opportunity to participate in the enhanced growth and other opportunities of the combined organization. For information concerning the reasons the Board of Directors determined to proceed with this transaction, see "PROPOSAL NO. 1--THE PROPOSED MERGERS - Reasons For The Mergers; Board Recommendations" in the accompanying joint proxy statement/prospectus.

    AT THE DIRECTORS' MEETING HELD TO CONSIDER THE MERGER, THE DIRECTORS OF ORION, FOLLOWING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS FORMED TO CONSIDER THE MERGER AGREEMENT, CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING IN THE BEST INTERESTS OF ORION AND ITS STOCKHOLDERS. THE ORION BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

    I hope that you will use this opportunity to take an active part in the affairs of your Company by voting on the business to come before the Special Meeting either by executing and returning the enclosed proxy or by casting your vote in person at the Special Meeting.

    It is important that your shares be represented at the Special Meeting, whether or not you are able to attend. Accordingly, you are urged to sign, date and mail the enclosed proxy promptly. If you later decide to attend the Special Meeting, you may revoke your proxy and vote in person.

    Thank you.

                                          Sincerely,


                                          Leonard White
                                          President and
                                          Chief Executive Officer

                               [MCEG STERILING
                               INCORPORATED LOGO]

                             1888 CENTURY PARK EAST
                                   SUITE 1777
                       LOS ANGELES, CALIFORNIA 90067-1721

                               September 28, 1995

Dear Stockholder:

    You are cordially invited to attend the Special Meeting of stockholders of MCEG Sterling Incorporated ("Sterling") to be held at 9:00 a.m. local time, on November 1, 1995 in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019. At the Special Meeting, stockholders will be asked to vote on a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement") by and among Sterling, Orion Pictures Corporation, Metromedia International Telecommunications, Inc. and The Actava Group Inc. ("Actava") and the consummation of the transactions contemplated thereby. If the proposed merger is consummated, each stockholder will receive shares of common stock in Actava. See "Proposal No. 1--The Proposed Mergers--Sterling Exchange Ratio." Actava is to be renamed Metromedia International Group, Inc. following the merger. Details of the proposed merger and other important information appear in the accompanying Joint Proxy Statement/Prospectus.

    YOUR BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE TERMS AND CONDITIONS OF THE PROPOSED MERGER AND UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED MERGER BECAUSE IT BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF STERLING AND ITS STOCKHOLDERS.

    We urge you to read the enclosed material carefully and request that you complete and return the enclosed Proxy as soon as possible. Your vote is important regardless of the number of shares you own.

                                          Sincerely,


                                          John Hyde
                                          Chairman and
                                          Chief Executive Officer

                             THE ACTAVA GROUP INC.
                           945 EAST PACES FERRY ROAD
                                   SUITE 2210
                             ATLANTA, GEORGIA 30326

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON NOVEMBER 1, 1995

TO THE STOCKHOLDERS OF
THE ACTAVA GROUP INC.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Meeting") of The Actava Group Inc., a Delaware corporation ("Actava"), will be held on November 1, 1995, at 9:00 a.m., local time, in the Conference Center, Resurgens Plaza, 945 East Paces Ferry Road, Atlanta, Georgia 30326 for the purpose of considering and acting upon the following:

        1. A proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement"), by and among Actava, Orion Pictures Corporation ("Orion"), MCEG Sterling Incorporated ("Sterling"), Metromedia International Telecommunications, Inc. ("MITI"), OPC Merger Corp. ("OPC Mergerco"), and MITI Merger Corp. ("MITI Mergerco") (which provides, among other things, for an amendment and restatement of Actava's Restated Certificate of Incorporation) and the consummation of the transactions contemplated thereby including, without limitation, the merger of Orion with and into OPC Mergerco, the merger of MITI with and into MITI Mergerco and the merger of Sterling with and into Actava. The Merger Agreement amends and restates in its entirety an Agreement and Plan of Merger dated as of April 12, 1995 (the "Initial Merger Agreement") among Actava, Orion, MITI and Sterling.

        2. The transaction of such other business as may properly come before the Meeting or any adjournment thereof. The Board of Directors is not aware of any other business that will be presented for consideration at the Meeting.

    THE BOARD OF DIRECTORS OF ACTAVA BY A VOTE OF FIVE TO FOUR APPROVED THE TERMS OF THE INITIAL MERGER AGREEMENT AND, FOLLOWING THE RESIGNATIONS OF TWO MEMBERS OF THE BOARD OF DIRECTORS, THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    Only stockholders of record at the close of business on September 15, 1995, will be entitled to notice of and to vote at the Meeting or any adjournment thereof. The Meeting may be adjourned from time to time without notice other than by announcement at the Meeting. A list of stockholders entitled to vote at the Meeting will be available for inspection by any stockholder, for any reason germane to the Meeting, during ordinary business hours, during the ten days prior to the Meeting, at 945 East Paces Ferry Road, Suite 2210, Atlanta, Georgia 30326.

                                       By Order of the Board of Directors


                                       Walter M. Grant
                                       Secretary

Atlanta, Georgia
September 28, 1995

    IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, IN ORDER THAT A QUORUM MAY BE ASSURED. WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING RETURN ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED BY THE SENDER IF MAILED WITHIN THE UNITED STATES. IF YOU RECEIVE MORE THAN ONE PROXY BECAUSE YOUR SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH SUCH PROXY SHOULD BE SIGNED AND RETURNED TO ASSURE THAT ALL OF YOUR SHARES WILL BE VOTED. THE PROXY SHOULD BE SIGNED BY ALL REGISTERED HOLDERS EXACTLY AS THE STOCK IS REGISTERED.

                           ORION PICTURES CORPORATION
                             1888 CENTURY PARK EAST
                                 SEVENTH FLOOR
                         LOS ANGELES, CALIFORNIA 90067

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON NOVEMBER 1, 1995

TO THE STOCKHOLDERS OF
ORION PICTURES CORPORATION:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Meeting") of Orion Pictures Corporation, a Delaware corporation ("Orion"), will be held on November 1, 1995, at 9:00 a.m., local time, in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019 for the purpose of considering and acting upon the following:

        1. A proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement"), by and among Orion, The Actava Group Inc. ("Actava"), MCEG Sterling Incorporated ("Sterling"), Metromedia International Telecommunications, Inc. ("MITI"), OPC Merger Corp. ("OPC Mergerco") and MITI Merger Corp. ("MITI Mergerco") and the consummation of the transactions contemplated thereby, including, without limitation, the merger of Orion with and into OPC Mergerco, the merger of MITI with and into MITI Mergerco and the merger of Sterling with and into Actava.

        2. The transaction of such other business as may properly come before the Meeting or any adjournment thereof. The Board of Directors is not aware of any other business that will be presented for consideration at the Meeting.

    THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS FORMED TO CONSIDER THE MERGER AGREEMENT AND THE BOARD OF DIRECTORS EACH UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    Only stockholders of record at the close of business on September 15, 1995, will be entitled to notice of and to vote at the Meeting or any adjournment thereof. The Meeting may be adjourned from time to time without notice other than by announcement at the Meeting. A list of stockholders entitled to vote at the Meeting will be available for inspection by any stockholder, for any reason germane to the Meeting, during ordinary business hours, during the ten days prior to the Meeting, at 1888 Century Park East, Seventh Floor, Los Angeles, California 90067.

                                          By Order of the Board of Directors


                                          John W. Hester
                                          Secretary

Los Angeles, California
September 28, 1995

    IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, IN ORDER THAT A QUORUM MAY BE ASSURED. WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING RETURN ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED BY THE SENDER IF MAILED WITHIN THE UNITED STATES. IF YOU RECEIVE MORE THAN ONE PROXY BECAUSE YOUR SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH SUCH PROXY SHOULD BE SIGNED AND RETURNED TO ASSURE THAT ALL OF YOUR SHARES WILL BE VOTED. THE PROXY SHOULD BE SIGNED BY ALL REGISTERED HOLDERS EXACTLY AS THE STOCK IS REGISTERED.

                           MCEG STERLING INCORPORATED
                             1888 CENTURY PARK EAST
                                   SUITE 1777
                       LOS ANGELES, CALIFORNIA 90067-1721

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON NOVEMBER 1, 1995

TO THE STOCKHOLDERS OF
MCEG STERLING INCORPORATED:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Meeting") of MCEG Sterling Incorporated, a Delaware corporation ("Sterling"), will be held on November 1, 1995, at 9:00 a.m., local time in the Concourse Level at 1285 Avenue of the Americas, New York, New York, 10019 for the purpose of considering and acting upon the following:

        1. A proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement"), by and among Sterling, The Actava Group Inc. ("Actava"), Orion Pictures Corporation ("Orion"), Metromedia International Telecommunications, Inc. ("MITI"), OPC Merger Corp. ("OPC Mergerco") and MITI Merger Corp. ("MITI Mergerco"), and the consummation of the transactions contemplated thereby including, without limitation, the merger of Sterling with and into Actava and the merger of Orion with and into OPC Mergerco and the merger of MITI with and into MITI Mergerco.

        2. The transaction of such other business as may properly come before the Meeting or any adjournment thereof. The Board of Directors is not aware of any other business that will be presented for consideration at the Meeting.

    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    Only stockholders of record at the close of business on September 15, 1995, will be entitled to notice of and to vote at the Meeting or any adjournment thereof. The Meeting may be adjourned from time to time without notice other than by announcement at the Meeting. A list of stockholders entitled to vote at the Meeting will be available for inspection by any stockholder, for any reason germane to the Meeting, during ordinary business hours, during the ten days prior to the Meeting, at 1888 Century Park East, Suite 1777, Los Angeles, California 90067-1721.

                                          By Order of the Board of Directors


                                          Kathleen E. Morris
                                          Secretary

Los Angeles, California
September 28, 1995

    IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, IN ORDER THAT A QUORUM MAY BE ASSURED. WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING RETURN ENVELOPE TO WHICH NO POSTAGE NEED BE AFFIXED BY THE SENDER IF MAILED WITHIN THE UNITED STATES. IF YOU RECEIVE MORE THAN ONE PROXY BECAUSE YOUR SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH SUCH PROXY SHOULD BE SIGNED AND RETURNED TO ASSURE THAT ALL OF YOUR SHARES WILL BE VOTED. THE PROXY SHOULD BE SIGNED BY ALL REGISTERED HOLDERS EXACTLY AS THE STOCK IS REGISTERED.

                             THE ACTAVA GROUP INC.,
                          ORION PICTURES CORPORATION,
               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                      AND
                           MCEG STERLING INCORPORATED
                           JOINT PROXY STATEMENT FOR
                          MEETINGS OF STOCKHOLDERS TO
                          BE HELD ON NOVEMBER 1, 1995
                              -------------------

                                 PROSPECTUS OF
                             THE ACTAVA GROUP INC.
                    SHARES OF COMMON STOCK, $1.00 PAR VALUE
                              -------------------

    This Joint Proxy Statement/Prospectus ("Joint Proxy Statement/Prospectus") is being furnished to

        (i) the holders of shares of Common Stock, par value $1.00 per share (the "Common Stock"), of The Actava Group Inc., a Delaware corporation ("Actava");

        (ii) the holders of shares of Common Stock, par value $.25 per share (the "Orion Common Stock"), of Orion Pictures Corporation, a Delaware corporation ("Orion");

        (iii) the holders of shares of Common Stock, par value $.001 per share (the "MITI Common Stock"), of Metromedia International Telecommunications, Inc., a Delaware corporation ("MITI"); and

        (iv) the holders of shares of Common Stock, par value $.001 per share (the "Sterling Common Stock"), of MCEG Sterling Incorporated, a Delaware corporation ("Sterling"),

in connection with the solicitation of proxies by each of the Boards of Directors of Actava, Orion and Sterling for use at the Special Meeting of the Stockholders of Actava to be held on November 1, 1995 in the Conference Center, Resurgens Plaza, 945 East Paces Ferry Road, Atlanta, Georgia 30326 (the "Actava Special Meeting"), at the Special Meeting of the Stockholders of Orion to be held on November 1, 1995 in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019 (the "Orion Special Meeting"), and at the Special Meeting of the Stockholders of Sterling to be held on November 1, 1995 in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019 (the "Sterling Special Meeting"; and together with the Orion Special Meeting and the Actava Special Meeting, the "Meetings"), and at any adjournments of any of the Meetings. In lieu of MITI holding a Special Meeting of the Stockholders of MITI, the holders of MITI Common Stock will be asked, in accordance with Section 228 of the Delaware General Corporation Law (the "DGCL"), to act by written consent with respect to the matters described herein that are subject to their approval. It is currently anticipated that the Meetings will be held simultaneously.

    This Joint Proxy Statement/Prospectus also constitutes a prospectus of Actava relating to approximately 11,036,267 shares of Common Stock to be issued to certain of the Orion Stockholders (as defined below), certain of the MITI Stockholders (as defined below) and the Sterling Stockholders (as defined below) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement") among Orion, Actava, MITI, Sterling, OPC Merger Corp., a newly formed, wholly-owned subsidiary of Actava ("OPC Mergerco"), and MITI Merger Corp., a newly formed, wholly-owned subsidiary of Actava ("MITI Mergerco"). The Merger Agreement amends and restates in its entirety an Agreement and Plan of Merger dated as of April 12, 1995 (the "Initial Merger Agreement") among Actava, Orion, Sterling and MITI. Pursuant to the Merger Agreement, at the Effective Time (as defined below), (i) Orion will merge with and into OPC Mergerco (the "Orion Merger") with OPC Mergerco being the surviving corporation of the Orion Merger, (ii) MITI will merge with and into MITI Mergerco (the "MITI Merger") with MITI Mergerco being the surviving corporation of the MITI Merger, and (iii) Sterling will merge with and into Actava (the "Sterling Merger" and together with the Orion Merger and the MITI Merger, the "Mergers") with Actava being the surviving corporation of the Sterling Merger. OPC Mergerco, as the surviving corporation of the Orion Merger (referred to herein as "New Orion"), will be renamed "Orion Pictures Corporation" and will continue the business and operations of Orion and Sterling (see below). MITI Mergerco, as the surviving corporation of the MITI Merger (referred to herein as "New MITI"), will be renamed "Metromedia International Telecommunications, Inc." and will continue the business and operations of MITI. Actava, as the surviving corporation of the Sterling Merger (referred to herein as the "Surviving Corporation" or as "Metromedia International Group"), will be

                                             (cover page continued on next page)
renamed "Metromedia International Group, Inc." and will then transfer the operating assets of Sterling to New Orion (all as more fully described herein).

    Included among the matters described in this Joint Proxy Statement/Prospectus are matters that relate to the approval of the Merger Agreement providing for the Mergers by the holders of Orion Common Stock (the "Orion Stockholders"), the holders of Common Stock (the "Actava Stockholders"), the holders of MITI Common Stock (the "MITI Stockholders") and the holders of Sterling Common Stock (the "Sterling Stockholders"). The consummation of each of the Mergers is dependent on the consummation of each of the other Mergers. The stockholders of each of Orion, Actava, MITI and Sterling must approve the Merger Agreement for any of the Mergers to occur.

    At the effective time of the Mergers (the "Effective Time"):

        . Holders of Orion Common Stock will receive a number of shares of Common Stock for each share of Orion Common Stock (the "Orion Exchange Ratio") determined pursuant to a formula as more fully described herein (assuming that the Determination Date (as defined below) occurred on September 20, 1995, holders of Orion Common Stock would have received .57143 shares of Common Stock for each share of Orion Common Stock);

        . Holders of MITI Common Stock will receive a number of shares of Common Stock for each share of MITI Common Stock (the "MITI Exchange Ratio") determined pursuant to a formula as more fully described herein (assuming that the Determination Date occurred on September 20, 1995, holders of MITI Common Stock would have received 5.54937 shares of Common Stock for each share of MITI Common Stock); and

        . Holders of Sterling Common Stock will receive a number of shares of Common Stock for each share of Sterling Common Stock (the "Sterling Exchange Ratio") determined pursuant to a formula as more fully described herein (assuming that the Determination Date occurred on September 20, 1995, holders of Sterling Common Stock would have received .04627 shares of Common Stock for each share of Sterling Common Stock).

    A toll-free number (800-846-1635) has been established from which stockholders, commencing from the date of this Joint Proxy Statement/Prospectus and continuing until the date of the Meetings, can obtain information regarding the Orion Exchange Ratio, MITI Exchange Ratio and Sterling Exchange Ratio as of each such date, the Actava Average Closing Price (as defined below) as of each such date and the number of outstanding shares of Orion Common Stock, MITI Common Stock and Sterling Common Stock as of each date during such period. Such information will be updated daily following the close of business, New York City time, and the Orion Exchange Ratio, the MITI Exchange Ratio and the Sterling Exchange Ratio will be finally determined in accordance with the terms of the Merger Agreement as of the day which is five calendar days prior to the day of the Meetings, or if such day is not a business day, as of the business day immediately preceding such day (the "Determination Date").

    The final Orion Exchange Ratio, MITI Exchange Ratio and Sterling Exchange Ratio will be determined on the Determination Date based on (i) the average of the closing sale prices for the Common Stock as officially reported on the New York Stock Exchange ("NYSE") for the last 20 consecutive trading days ending on the business day immediately preceding the Determination Date (the "Actava Average Closing Price") and (ii) the number of shares of Orion Common Stock, MITI Common Stock and Sterling Common Stock, as the case may be, outstanding on the business day immediately preceding the Determination Date, all as more fully described herein.

    All proxy cards delivered pursuant to this solicitation are revocable at any time prior to the Orion Special Meeting, the Actava Special Meeting, or the Sterling Special Meeting at the option of the persons executing them, in the case of Orion Stockholders, by giving written notice to the Secretary of Orion, by delivering a later dated proxy card or by voting in person at the Orion Special Meeting, in the case of Actava Stockholders, by giving written notice to the Secretary of Actava, by delivering a later dated proxy card or by voting in person at the Actava Special Meeting, or in the case of Sterling Stockholders, by giving written notice to the Secretary of Sterling, by delivering a later dated proxy card or by voting in person at the Sterling Special Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed by Orion Stockholders to: Orion Pictures Corporation, 1888 Century Park East, Seventh Floor, Los Angeles, CA 90067, Attention: John W. Hester, Secretary, by Actava Stockholders to: The Actava Group Inc., 945 East Paces Ferry Road, Suite 2210, Atlanta, GA 30326,
Attention: Walter M. Grant, Secretary, and by Sterling Stockholders to: MCEG Sterling Incorporated, 1888 Century Park East, Suite 1777, Los Angeles, CA 90067, Attention: Kathleen E. Morris, Secretary. In addition, both proxies and revocations of proxies may be given by Orion Stockholders and

                                             (cover page continued on next page)

Actava Stockholders by delivering to Chemical Mellon Shareholder Services, by means of facsimile at (201) 296-4956, or by Sterling Stockholders by delivering to Sterling by means of facsimile at (310) 282-8303, in each case before 6:00 p.m., New York City time, on the business day immediately preceding the Meetings, both sides of an executed form of proxy or notice of revocation bearing a later date than the earlier delivered proxy. See "INFORMATION REGARDING THE MEETINGS--Orion, Actava and Sterling Proxies."

    The last reported closing sale price on September 20, 1995 for the Common Stock was $18 3/4 per share. The Actava Average Closing Price for the Common Stock for the 20 business days immediately preceding September 20, 1995 was $16.38125.

    Shares of Common Stock will remain entitled to one vote per share on all matters to be voted upon by the Surviving Corporation's stockholders. Holders of options, warrants and convertible securities of Actava will, upon the exercise or conversion thereof after consummation of the Mergers, be entitled to receive the same number of shares of Common Stock as if such exercise or conversion occurred prior to the Mergers. Immediately following the Effective Time, Metromedia Company, a Delaware general partnership ("Metromedia"), its two general partners, John W. Kluge and Stuart Subotnick, and the following corporations owned and controlled by Messrs. Kluge and Subotnick, Met International, Inc., a Delaware corporation ("Met International"), Met Telcell, Inc., a Delaware corporation ("Met Telcell"), and MetProductions, Inc., a Delaware corporation ("MetProductions," which together with Metromedia, Messrs. Kluge and Subotnick, Met International and Met Telcell are collectively referred to as the "Metromedia Holders"), who, collectively, are the principal stockholders of both Orion and MITI, will collectively own approximately 33.3% of the outstanding shares of Common Stock of the Surviving Corporation (assuming
(i) that the Determination Date occurred on September 20, 1995, (ii) that certain amounts owed by Orion and affiliates of Orion and MITI to certain of the Metromedia Holders as of such date are converted into Common Stock and (iii) the exercise of all outstanding options to acquire shares of Common Stock, all as more fully described herein).

    Upon consummation of the Mergers (assuming (i) that the Determination Date occurred on September 20, 1995, (ii) that certain amounts owed by Orion and affiliates of Orion and MITI to certain of the Metromedia Holders as of such date are converted into Common Stock and (iii) the exercise of all outstanding options to acquire shares of Common Stock, all as more fully described herein):

        (i) Actava Stockholders will collectively own approximately 41.5% of the outstanding shares of Common Stock of the Surviving Corporation;

        (ii) Orion Stockholders will collectively own approximately 28.2% of the outstanding shares of Common Stock of the Surviving Corporation;

        (iii) MITI Stockholders will collectively own approximately 29.1% of the outstanding shares of Common Stock of the Surviving Corporation; and

        (iv) Sterling Stockholders will collectively own approximately 1.2% of the outstanding shares of Common Stock of the Surviving Corporation.

    Holders of Common Stock and holders of options, warrants and convertible securities exercisable for or convertible into Common Stock will not be required to exchange, exercise or convert their securities in connection with the Mergers. Holders of options, warrants and convertible securities of Actava will, upon the exercise or conversion thereof after consummation of the Mergers, be entitled to receive the same number of shares of Common Stock as though such exercise or conversion occurred prior to the Mergers.

                STOCKHOLDERS OF ACTAVA, ORION, MITI AND STERLING
             SHOULD CONSIDER CAREFULLY THE FACTORS DISCUSSED UNDER
                       THE HEADING "RISK FACTORS" IN THIS
                       JOINT PROXY STATEMENT/PROSPECTUS.
             SEE PAGE 41 OF THIS JOINT PROXY STATEMENT/PROSPECTUS.
                              -------------------

                                             (cover page continued on next page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

    The Common Stock is listed on the NYSE under the symbol "ACT." The Orion Common Stock is quoted on the Nasdaq National Market of the National Association of Securities Dealers, Inc. ("NASDAQ/NMS") under the symbol "ORPC." There is no established public trading market for the Sterling Common Stock or the MITI Common Stock. On September 20, 1995, the closing sale price for the Orion Common Stock as quoted by NASDAQ/NMS was $10 3/4 per share and the closing sale price for the Common Stock as reported on the NYSE was $18 3/4 per share.

    This Joint Proxy Statement/Prospectus is first being mailed to Orion Stockholders, Actava Stockholders, MITI Stockholders and Sterling Stockholders on or about September 29, 1995 in connection with the solicitations of proxies for the Meetings and the solicitation of written consents from the MITI Stockholders.

    The date of this Joint Proxy Statement/Prospectus is September 28, 1995.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ANY OF ORION, ACTAVA, MITI OR STERLING. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ORION, ACTAVA, MITI OR STERLING OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

    Orion, Actava and Sterling are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied during normal business hours at prescribed rates at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60621; and 7 World Trade Center, 13th Floor, New York, New York 10048. Such reports, proxy statements and other information relating to Actava also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and relating to Orion also at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C., 20006.

    This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by Actava with the Commission. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Joint Proxy Statement/Prospectus:

        (a) Actava's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Form 10-K/A Amendment No. 1 filed on April 28, 1995 and Form 10-K/A Amendment No. 2 filed July 13, 1995 amending Actava's Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-5706);

        (b) Actava's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (File No. 1-5706);

        (c) Actava's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 1-5706);

        (d) Actava's Current Report on Form 8-K dated April 12, 1995 and Form 8-K/A Amendment No. 1 filed on April 28, 1995 amending Actava's Current Report on Form 8-K dated April 12, 1995 (File No. 1-5706);

        (e) Actava's Current Report on Form 8-K dated September 27, 1995 (File No. 1-5706);

        (f) Orion's Annual Report on Form 10-K for the fiscal year ended February 28, 1995 and Form 10-K/A Amendment No. 1 filed on June 28, 1995 amending Orion's Form 10-K for the fiscal year ended February 28, 1995 (File No. 1-5979);

        (g) Orion's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 (File No. 1-5979);

        (h) Orion's Current Report on Form 8-K dated August 31, 1995 (File No. 1-5979);

        (i) Orion's Current Report on Form 8-K dated September 7, 1995 (File No. 1-5979);

        (j) Orion's Current Report on Form 8-K dated September 27, 1995 (File No. 1-5979);

        (k) Sterling's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (File No. 0-16104);

        (l) Sterling's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 0-16104); and

        (m) Sterling's Current Report on Form 8-K dated April 12, 1995 (File No. 0-16104).

    All documents and reports filed by Orion, Actava or Sterling with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Meetings shall hereby be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

    THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST WITH RESPECT TO ORION, FROM ORION PICTURES CORPORATION, 1888 CENTURY PARK EAST, SEVENTH FLOOR, LOS ANGELES, CALIFORNIA

90067, ATTENTION: CYNTHIA A. FRIEDMAN, CHIEF FINANCIAL OFFICER (TELEPHONE: (310) 282-0550), OR WITH RESPECT TO ACTAVA, FROM THE ACTAVA GROUP INC., 945 EAST PACES FERRY ROAD, SUITE 2210, ATLANTA, GEORGIA 30326, ATTENTION: FREDERICK B. BEILSTEIN, III, CHIEF FINANCIAL OFFICER (TELEPHONE: (404) 261-6190), OR WITH RESPECT TO STERLING, TO MCEG STERLING INCORPORATED, 1888 CENTURY PARK EAST, SUITE 1777, LOS ANGELES, CALIFORNIA 90067, ATTENTION: KATHLEEN E. MORRIS, CORPORATE SECRETARY (TELEPHONE: (310) 282-0871). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER 13, 1995.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
AVAILABLE INFORMATION.................................................................     5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................     6
SUMMARY INFORMATION...................................................................    15
  The Proposed Mergers................................................................    15
      Certain Information; Proxies....................................................    15
      Actava Securities...............................................................    16
      The Orion Merger................................................................    16
      The MITI Merger.................................................................    16
      The Sterling Merger.............................................................    17
  Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava
    as a Result of the Mergers........................................................    18
      Metromedia Loans and Advances to Orion, MITI and Sterling.......................    18
      Control of Surviving Corporation by the Metromedia Holders......................    19
      Approval by Orion Stockholders is Assured Due to Vote of Metromedia Holders.....    20
      Post-Employment Agreements with Walter M. Grant and Fredrick B. Beilstein.......    20
      Employment Agreement with John D. Phillips......................................    20
  Certain Conditions..................................................................    21
  Risk Factors........................................................................    21
  Business of Orion...................................................................    21
  Business of Actava..................................................................    22
      Business........................................................................    22
      Triton Opposition...............................................................    22
      Litigation......................................................................    23
  Business of MITI....................................................................    23
  Business of Sterling................................................................    23
  The Combined Organization...........................................................    24
  Reasons for the Mergers.............................................................    24
  Capital Structure Following Effective Time..........................................    24
  Financing Arrangements..............................................................    25
  Federal Income Tax Consequences.....................................................    26
  Actava Recommendation...............................................................    26
  Opinion of Actava's Financial Advisor...............................................    27
  The Actava Special Meeting..........................................................    27
  Orion Recommendation; Orion Special Committee.......................................    27
  Opinion of Orion's Financial Advisor................................................    30
  The Orion Special Meeting...........................................................    30
  MITI Recommendation.................................................................    31
  Opinion of MITI's Financial Advisor.................................................    31
  The MITI Action by Written Consent..................................................    32
  Sterling Recommendation.............................................................    32
  Opinion of Sterling's Financial Advisors............................................    33

                                                                                         PAGE
                                                                                         ----
  The Sterling Special Meeting........................................................    33
  Management and Operations After the Mergers.........................................    33
  Regulatory Approvals................................................................    34
  Public Trading Market...............................................................    35
  Accounting Treatment................................................................    35
  Dissenters' Rights..................................................................    35
  Equivalent Per Share Data...........................................................    36
  Market Prices of Common Stock and Orion Common Stock................................    37
      Actava..........................................................................    37
      Orion...........................................................................    37
      Sterling and MITI...............................................................    38
  Summary Financial Data..............................................................    38
SUMMARY FINANCIAL DATA................................................................    39
RISK FACTORS..........................................................................    41
  Orion, Actava and MITI Have Each Recently Incurred Operating Losses and Orion and
MITI Have Faced Other Financial Difficulties..........................................    41
      Orion...........................................................................    41
      MITI............................................................................    41
      Actava..........................................................................    41
  No Assurances of Profitability of the Surviving Corporation.........................    41
  Leverage and Debt Service Payments of the Surviving Corporation.....................    42
  Future Financing Needs..............................................................    42
  Control of Surviving Corporation by Metromedia Holders Due to Concentration of Share
    Ownership and Voting Control......................................................    43
  Anti-takeover Provisions in Surviving Corporation's Charter and By-laws.............    43
  Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava
    as a Result of the Mergers........................................................    43
      Metromedia Holders..............................................................    43
      Metromedia Loans and Advances to Orion, MITI and Sterling.......................    44
      Actava..........................................................................    44
  Holding Company Structure; Limitations on Dividends; Debt Service of the Surviving
    Corporation.......................................................................    45
  Motion Picture Industry Involves a Substantial Degree of Risk and Is Competitive....    45
  Substantial Costs of Motion Pictures................................................    45
  Political and Social Risks for MITI.................................................    46
  Economic Risks for MITI.............................................................    46
  General Operating Risks for MITI....................................................    46
  Risks Inherent in Foreign Investment................................................    46
  Risks Inherent in Growth Strategy...................................................    47
  Developing Legal Structures in MITI's Target Markets................................    48
  Exchange Rate Fluctuations and Inflation Risks in MITI's Target Markets.............    48
  Competition for MITI................................................................    48
  Possible Inability to Control Certain of MITI's Joint Ventures......................    49
  Approvals and Uncertainty of License Renewals for MITI..............................    49
  Technological and Product Obsolescence for MITI.....................................    49

                                                                                         PAGE
                                                                                         ----
INFORMATION REGARDING THE MEETINGS....................................................    50
  General.............................................................................    50
  Orion Special Meeting...............................................................    50
  Actava Special Meeting..............................................................    50
  MITI Written Consent................................................................    51
  Sterling Special Meeting............................................................    51
  Record Date; Quorum.................................................................    51
      Orion...........................................................................    51
      Actava..........................................................................    51
      MITI............................................................................    52
      Sterling........................................................................    52
  Vote Required.......................................................................    52
      Orion...........................................................................    52
      Actava..........................................................................    52
      MITI............................................................................    53
      Sterling........................................................................    53
  Orion, Actava and Sterling Proxies..................................................    54
PROPOSAL NO. 1--THE PROPOSED MERGERS..................................................    55
  The Proposed Mergers................................................................    55
      General.........................................................................    55
      Orion Exchange Ratio............................................................    55
      MITI Exchange Ratio.............................................................    56
      Sterling Exchange Ratio.........................................................    56
      The Metromedia Holders..........................................................    57
      Surrender of Stock Certificates.................................................    57
  Background of the Mergers...........................................................    58
      Orion Board Deliberations.......................................................    62
      Actava Board Deliberations......................................................    65
      MITI Board Deliberations........................................................    69
      Sterling Board Deliberations....................................................    71
  Reasons for the Mergers; Board Recommendations......................................    72
      Orion's Reasons for the Orion Merger............................................    72
      Recommendation of Orion's Board of Directors....................................    74
      Factors Considered by Actava's Board of Directors...............................    74
      Recommendation of Actava's Board of Directors...................................    79
      MITI's Reasons for the MITI Merger..............................................    79
      Recommendation of MITI's Board of Directors.....................................    79
      Sterling's Reasons for the Sterling Merger......................................    80
      Recommendation of Sterling's Board of Directors.................................    82
  Opinions of Financial Advisors......................................................    82
      Orion...........................................................................    82
      Actava..........................................................................    96
      MITI............................................................................   105

                                                                                         PAGE
                                                                                         ----
      Sterling........................................................................   111
  Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava
    as a Result of the Mergers........................................................   114
      Control of Surviving Corporation by the Metromedia Holders......................   114
      Metromedia Loans and Advances to Orion, MITI and Sterling.......................   115
      Approval by Orion Stockholders is Assured Due to Vote of Metromedia Holders.....   116
      Employment Agreement with John D. Phillips......................................   116
      Post-Employment Agreements with Walter M. Grant and Fredrick B. Beilstein.......   116
  Management and Operations After the Mergers.........................................   117
      Management......................................................................   117
      Operations-General..............................................................   118
      Orion Refinancing...............................................................   119
      Operations-Strategic Plans for Surviving Corporation............................   119
  Terms and Conditions of the Merger Agreement........................................   121
      Conditions to the Mergers.......................................................   121
      Termination and Amendment of the Merger Agreement...............................   124
      Agreement Not to Solicit Other Offers...........................................   125
      Listing of Common Stock.........................................................   125
      Covenant Regarding Refinancing of Indebtedness..................................   125
      Conduct of Business by Orion, Actava, MITI and Sterling Prior to the Mergers....   125
      Stockholder Rights Plan.........................................................   125
      Expenses........................................................................   125
  Registration Rights Agreement.......................................................   126
  Terms and Conditions of the Contribution Agreement..................................   126
  Regulatory Filings and Approvals....................................................   126
  Financing Arrangements..............................................................   126
      Background of Orion's Business; Bankruptcy Filing...............................   126
      Terms of Principal Plan Documents...............................................   127
      Required Debt Service Under Existing Plan Agreements............................   127
      Existing Orion Indebtedness.....................................................   128
      Capital Structure Following Effective Time......................................   128
      New Orion Credit Facility.......................................................   129
  Change in Control...................................................................   131
  Accounting Treatment................................................................   132
  Public Trading Market...............................................................   132
  Dissenters' Rights..................................................................   132
      Orion and Actava................................................................   132
      MITI and Sterling...............................................................   132
  Surrender of Stock Certificates and Receipt of Merger Consideration.................   ]134
  Fractional Shares...................................................................   134
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS................................   135
      The Mergers.....................................................................   135
      Limitations on Net Operating Loss Carry-Forwards................................   135
LITIGATION............................................................................   137

                                                                                         PAGE
                                                                                         ----
SURVIVING CORPORATION PRO FORMA COMBINING FINANCIAL STATEMENTS........................   138
  Accounting Treatment................................................................   138
INFORMATION REGARDING ORION...........................................................   144
  Business of Orion...................................................................   144
      Historical Business.............................................................   144
      Events Leading to Bankruptcy Case...............................................   144
      Business and Results of Operations of Orion Following Plan Consummation.........   145
  Selected Financial Data.............................................................   147
  Management's Discussion and Analysis of Financial Condition and Results of
    Operations........................................................................   148
      Overview........................................................................   148
      Results of Operations...........................................................   148
      Revenues........................................................................   150
      Theatrical Revenues.............................................................   150
      Home Video Direct Distribution Revenues.........................................   151
      Home Video Subdistribution Revenues.............................................   152
      Pay Television Revenues.........................................................   152
      Free Television Revenues........................................................   153
      Gross Profit (Loss).............................................................   154
      Selling, General and Administrative Expense.....................................   156
      Interest Expense................................................................   156
      Provision for Income Taxes......................................................   156
      Liquidity and Capital Resources.................................................   157
  Relationship With Metromedia........................................................   161
      The Guarantee and Reimbursement Agreement.......................................   161
      Miscellaneous Relationships.....................................................   162
  Orion Designees to the Surviving Corporation Board of Directors.....................   165
INFORMATION REGARDING ACTAVA..........................................................   166
  Business of Actava..................................................................   166
      General.........................................................................   166
  Recent Developments.................................................................   166
      Election of John D. Phillips as Chief Executive Officer of Actava...............   166
      Sale of Qualex..................................................................   167
      Actava-Roadmaster Exchange Transaction..........................................   168
      Sale of Real Estate Investment..................................................   171
      Other Developments..............................................................   171
      Litigation......................................................................   175
  Narrative Description of Business of Actava.........................................   175
      Snapper Power Equipment Company.................................................   175
      Investment in Roadmaster Industries, Inc. ......................................   176
  Description of Actava Capital Stock.................................................   177
      Common Stock....................................................................   177
  Amendments to Actava's Restated Certificate of Incorporation and By-laws............   178
      Increase in Number of Shares of Authorized Capital Stock........................   178

                                                                                         PAGE
                                                                                         ----
      Revised Governance Structure....................................................   178
  Transfer Agent and Registrar........................................................   179
  Restrictions on Resale of Common Stock by Affiliates................................   179
  Comparison of the Rights of Stockholders of Orion, MITI, Sterling and Actava........   180
      General.........................................................................   180
      Cumulative Voting...............................................................   180
      Classification of the Board of Directors........................................   181
      Restriction on Repurchases of Shares............................................   181
      Amendments to Charter Documents.................................................   181
      Removal of Directors............................................................   182
      Power to Call Special Meetings of Stockholders..................................   182
      Issuance of Rights..............................................................   183
      Consideration of Other Constituencies in Board of Director Action...............   183
      Preemptive Rights...............................................................   183
      Action by Written Consent.......................................................   183
      Stockholder Nominations and Proposals...........................................   184
      Stockholder Rights Plan.........................................................   184
  Actava Designees to the Surviving Corporation's Board of Directors..................   184
INFORMATION REGARDING MITI............................................................   186
  Business of MITI....................................................................   186
      Overview........................................................................   186
      Markets.........................................................................   187
      Joint Ventures..................................................................   189
      Services to and Payments from Joint Ventures....................................   190
      Marketing.......................................................................   191
      Development of Communications Systems...........................................   191
      Competition.....................................................................   193
      Employees.......................................................................   194
      Property........................................................................   194
      Legal Proceedings...............................................................   195
  Security Ownership of Certain Beneficial Owners and Management......................   195
  Nominee to the Surviving Corporation's Board of Directors...........................   197
  Selected Financial Data.............................................................   197
  Selected Financial Information......................................................   198
  Management's Discussion and Analysis of Financial Condition and Results of
    Operations........................................................................   198
      General.........................................................................   198
      Liquidity and Capital Resources.................................................   199
      Results of Operations...........................................................   201
  Relationship With Metromedia........................................................   204
INFORMATION REGARDING STERLING........................................................   205
  Business of Sterling................................................................   205
      General.........................................................................   205
      Competition.....................................................................   207

                                                                                         PAGE
                                                                                         ----
      Seasonality.....................................................................   207
      Employees.......................................................................   207
  Properties..........................................................................   207
  Legal Proceedings...................................................................   207
      Chapter 11 Bankruptcy Proceedings...............................................   207
      Litigation......................................................................   208
  Security Ownership of Certain Beneficial Owners and Management......................   209
  Market Information..................................................................   210
  Selected Financial Data.............................................................   210
  Management's Discussion and Analysis of Financial Condition and Results of
    Operations........................................................................   210
      Results of Operations...........................................................   210
      Liquidity and Capital Resources.................................................   214
  Certain Relationships and Related Transactions......................................   215
  Metromedia Loan Agreement...........................................................   216
LEGAL OPINIONS........................................................................   216
EXPERTS...............................................................................   216
GLOSSARY..............................................................................   218
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1
Appendices
  Appendix A--Merger Agreement........................................................   A-1
  Appendix B-- Fairness Opinion of CS First Boston Corporation........................   B-1
  Appendix C--Fairness Opinion of Alex. Brown & Sons Incorporated.....................   C-1
  Appendix D-- Fairness Opinion of Gerard Klauer Mattison & Co., L.L.C. ..............   D-1
  Appendix E-- Fairness Opinion of Houlihan, Lokey, Howard & Zukin....................   E-1
  Appendix F-- Section 262 of the Delaware General Corporation Law....................   F-1

                              SUMMARY INFORMATION

    The following is a summary of certain important terms of the proposed Mergers and related information discussed elsewhere in this Joint Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information which appears elsewhere in this Joint Proxy Statement/Prospectus and the documents incorporated by reference herein, including the Appendices attached to this Joint Proxy Statement/Prospectus. Stockholders of each of Orion, Actava, MITI and Sterling are urged to read this Joint Proxy Statement/Prospectus and the Appendices hereto in their entirety. Stockholders of each of Orion, Actava, MITI and Sterling are also urged to consider carefully the information set forth under the heading "Risk Factors." A glossary of certain defined terms is set forth in this Joint Proxy Statement/Prospectus under the heading "Glossary."

THE PROPOSED MERGERS

    This Joint Proxy Statement/Prospectus relates primarily to the Orion Merger, the MITI Merger and the Sterling Merger, each of which will be consummated pursuant to the Merger Agreement. Each of the Orion Stockholders, Actava Stockholders and Sterling Stockholders are being asked to approve the Merger Agreement at the Orion Special Meeting, the Actava Special Meeting and the Sterling Special Meeting, respectively. It is currently anticipated that the Actava Special Meeting, the Orion Special Meeting and the Sterling Special Meeting will be held simultaneously. In lieu of MITI holding a Special Meeting of the MITI Stockholders, the holders of MITI Common Stock will be asked to approve the Merger Agreement by written consent in accordance with Section 228 of the DGCL. Assuming that the stockholders of Actava, Orion, MITI and Sterling approve the Merger Agreement and assuming that the other conditions precedent to the Mergers are satisfied or waived, it is currently anticipated that the Mergers will be consummated simultaneously immediately following the Meetings. New Orion will be the surviving corporation in the Orion Merger, New MITI will be the surviving corporation in the MITI Merger and Actava will be the surviving corporation in the Sterling Merger. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Merger Agreement."

Certain Information; Proxies

    A toll-free number (800-846-1635) has been established from which stockholders, commencing from the date of this Joint Proxy Statement/Prospectus and continuing until the date of the Meetings, can obtain information concerning
(i) the Orion Exchange Ratio, the MITI Exchange Ratio and the Sterling Exchange Ratio, (ii) the Actava Average Closing Price and (iii) the number of outstanding shares of Orion Common Stock, MITI Common Stock and Sterling Common Stock, in each case, as of the close of business on each such day.

    All proxy cards delivered pursuant to this solicitation are revocable at any time prior to the Orion Special Meeting, the Actava Special Meeting, or the Sterling Special Meeting at the option of the persons executing them, in the case of Orion Stockholders, by giving written notice to the Secretary of Orion, by delivering a later dated proxy card or by voting in person at the Orion Special Meeting, in the case of Actava Stockholders, by giving written notice to the Secretary of Actava, by delivering a later dated proxy card or by voting in person at the Actava Special Meeting, or in the case of Sterling Stockholders, by giving written notice to the Secretary of Sterling, by delivering a later dated proxy card or by voting in person at the Sterling Special Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed by Orion Stockholders to: Orion Pictures Corporation, 1888 Century Park East, Seventh Floor, Los Angeles, CA 90067, Attention: John W. Hester, Secretary, by Actava Stockholders to: The Actava Group Inc., 945 East Paces Ferry Road, Suite 2210, Atlanta, GA 30326,
Attention: Walter M. Grant, Secretary, and by Sterling

Stockholders to: MCEG Sterling Incorporated, 1888 Century Park East, Suite 1777, Los Angeles, CA 90067, Attention: Kathleen E. Morris, Secretary. In addition, both proxies and revocations of proxies may be given by Orion Stockholders and Actava Stockholders by delivering to Chemical Mellon Shareholder Services, by means of facsimile at (201) 296-4956, or by Sterling Stockholders by delivering to Sterling by means of facsimile at (310) 282-8303, in each case, before 6:00 p.m., New York City time, on the business day immediately preceding the Meetings, both sides of an executed form of proxy or notice of revocation bearing a later date than the earlier delivered proxy.

  Actava Securities

    Because Actava will issue shares of Common Stock as consideration for each of the Mergers, holders of Common Stock and holders of options and convertible securities exercisable for or convertible into, as the case may be, Common Stock, will not be required to exchange, exercise or convert their securities in connection with any of the Mergers. Holders of options, warrants and convertible securities of Actava will, upon the exercise or conversion thereof after consummation of the Mergers, be entitled to receive the same number of shares of Common Stock as if such exercise or conversion had occurred prior to the Mergers. As of September 20, 1995, there were 17,474,401 shares of Common Stock outstanding.

  The Orion Merger

    Subject to the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement described below, at the Effective Time, Orion will merge with and into OPC Mergerco, Orion's separate corporate existence will terminate and OPC Mergerco, renamed "Orion Pictures Corporation," will continue as the surviving corporation of the Orion Merger. Upon consummation of the Orion Merger, each share of Orion Common Stock will be converted into the right to receive .57143 shares of Common Stock (assuming that the Determination Date had occurred on September 20, 1995). The exact Orion Exchange Ratio will be determined on the Determination Date as follows: (i) if the Actava Average Closing Price is greater than or equal to $10.50, the Orion Exchange Ratio shall be equal to a fraction, the numerator of which is 11,428,572 and the denominator of which is the number of shares of Orion Common Stock outstanding on the business day immediately preceding the Determination Date or (ii) if the Actava Average Closing Price is less than $10.50, the Orion Exchange Ratio shall be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of Orion Common Stock outstanding on the business day immediately preceding the Determination Date:

                       120,000,000
              ----------------------------
     "Y" =    Actava Average Closing Price.


See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Orion Exchange Ratio." As of September 20, 1995, there were 20,000,000 shares of Orion Common Stock outstanding. The Merger Agreement provides that it is a condition precedent to the obligation of Actava to consummate any of the Mergers that the Actava Average Closing Price not be less than $8.25.

  The MITI Merger

    Subject to the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement described below, at the Effective Time, MITI will merge with and into MITI Mergerco, MITI's separate corporate existence will terminate and MITI Mergerco, renamed "Metromedia International Telecommunications, Inc.," will continue as the surviving corporation of the MITI Merger. Upon consummation of the MITI Merger, each share of MITI Common Stock will be converted into the right to receive 5.54937 shares of Common Stock (assuming that the Determination Date had occurred on September 20, 1995). The exact MITI Exchange Ratio will be determined on the Determination Date as follows: (i) if the Actava Average Closing Price is greater than or equal to $10.50, the MITI Exchange Ratio shall be equal to a fraction, the numerator of which is 9,523,810 and the denominator of which is the number of shares of MITI Common Stock outstanding on the business day immediately preceding the Determination Date or (ii) if the Actava Average Closing Price is less than $10.50, the MITI Exchange Ratio shall be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of MITI Common Stock outstanding on the business day immediately preceding the Determination Date:


                       100,000,000
              ----------------------------
     "Y" =    Actava Average Closing Price.


See "PROPOSAL NO. 1--THE PROPOSED MERGERS--MITI Exchange Ratio." As of September 20, 1995, there were 1,716,198 shares of MITI Common Stock outstanding. Options and other rights to purchase shares of MITI Common Stock (the "MITI Options") will remain outstanding following the Effective Time and, without any action on the part of the holder thereof, will be converted into options or other rights to purchase shares of Common Stock, which options or other rights will have terms no less favorable to the holders thereof than those of the MITI Options, with an appropriate adjustment being made to the exercise price of and the number of shares subject to each such option or other right to reflect the MITI Exchange Ratio.

  The Sterling Merger

    Subject to the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement described below, at the Effective Time, Sterling will merge with and into Actava, Sterling's separate corporate existence will terminate and Actava, renamed "Metromedia International Group, Inc.," will continue as the surviving corporation of the Sterling Merger. In addition, immediately following the Effective Time, the Surviving Corporation will transfer the assets that were owned by Sterling immediately prior to the Effective Time to New Orion, which will continue the business and operations of both Sterling and Orion. Upon consummation of the Sterling Merger, each share of Sterling Common Stock will be converted into the right to receive .04627 shares of Common Stock (assuming that the Determination Date had occurred on September 20, 1995). The exact Sterling Exchange Ratio will be determined on the Determination Date in accordance with one of the following three methods depending on the Actava Average Closing Price:

        1. If the Actava Average Closing Price is less than $10.50, then the Sterling Exchange Ratio will be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date:

                   6,000,000
         -----------------------------
"Y" =    Actava Average Closing Price;


        2. If the Actava Average Closing Price is greater than or equal to $10.50 and less than or equal to $14.875, then the Sterling Exchange Ratio will be equal to a fraction, the numerator of which is 571,428 and the denominator of which is the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date; or

        3. If the Actava Average Closing Price is greater than $14.875, the Sterling Exchange Ratio will be determined by solving for "Y" in the following formula and then dividing "Y" by the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date:


                   8,500,000
         ----------------------------
"Y" =    Actava Average Closing Price.

See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Sterling Exchange Ratio." As of September 20, 1995, there were 11,215,000 shares of Sterling Common Stock outstanding.

INTERESTS OF AND BENEFITS TO THE METROMEDIA HOLDERS AND SENIOR EXECUTIVES OF ACTAVA AS A RESULT OF THE MERGERS

  Metromedia Loans and Advances to Orion, MITI and Sterling

    Each of Orion, MITI and Sterling are currently party to a number of material contracts and other arrangements with Metromedia and certain affiliates of Metromedia pursuant to which Metromedia and certain of its affiliates have, among other things, made loans or provided financing to, or paid obligations on behalf of, each of Orion, MITI and Sterling. It is a condition to the consummation of the Mergers and the transactions contemplated thereby that such indebtedness, financing and other obligations of Orion, MITI and Sterling to Metromedia and its affiliates be refinanced, repaid or converted into equity in the Surviving Corporation, depending upon the type of financing arrangement, as more fully described herein. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava as a Result of the Mergers."

    Certain of the amounts owed by Orion ($20,400,000), MITI ($34,076,000) and Sterling ($524,000) to Metromedia were financed by Metromedia through borrowings under a $55 million credit agreement between Actava and Metromedia (the "Actava-Metromedia Credit Agreement"). At the Effective Time, Orion, MITI and Sterling will repay such amounts to Metromedia and Metromedia will immediately utilize such funds to repay Actava the amounts owed by Metromedia to Actava under the Actava-Metromedia Credit Agreement. Because, at the Effective Time, Orion, Sterling and MITI will be a part of the Surviving Corporation, there will be no net addition to the assets of the Surviving Corporation as a result of these transactions. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava as a Result of the Mergers."

    In addition, Metromedia and Mr. Kluge have guaranteed (the "Bank Guarantee") amounts owed to the banks (the "Banks") that are parties to the Third Amended and Restated Credit Agreement with Orion (the "Third Restated Credit Agreement") and amounts owed to Sony Pictures Entertainment Corp. ("Sony") (the maximum exposure thereunder as of September 20, 1995 was $54.4 million, subject to reduction for payments made by Orion from September 20, 1995 until October 20,
1995). The Bank Guarantee requires that Metromedia and Mr. Kluge make payments to the Banks and Sony during October 1995 if Orion has not reduced to zero the amount of its outstanding debt to such parties. Because Orion has not satisfied its payment obligation to Sony and it anticipates that it will not satisfy its payment obligations to the Banks, Metromedia will be obligated to pay the remaining unpaid portion of the $54.4 million owed to the Banks and Sony during October 1995. Orion is required to reimburse Metromedia in full for all such payments made by Metromedia on Orion's behalf. Accordingly, at the Effective Time, the Surviving Corporation would be obligated to repay to Metromedia the amount of such guaranteed payment paid by Metromedia to the Banks and Sony during October 1995. See "INFORMATION REGARDING ORION--Relationship with Metromedia;" "INFORMATION REGARDING MITI--Relationship with Metromedia;" "INFORMATION REGARDING STERLING--Metromedia Loan Agreement;" and "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers."

    Certain indebtedness owed by Metromedia International, Inc. ("MII"), a wholly-owned subsidiary of MITI, to an affiliate of Metromedia in the principal amount of approximately $19.6 million (as of September 20, 1995) will be refinanced or repaid in full or converted into Common Stock of the Surviving Corporation as provided in the Contribution Agreement among Actava and certain of the Metromedia Holders to be executed at the Effective Time (the "Contribution Agreement"). In addition, certain non-recourse financing provided by an affiliate of Metromedia to Orion and its affiliates (approximately $9.1 million at September 20, 1995) will either be refinanced or repaid in full or converted into Common Stock of the Surviving Corporation as provided in the Contribution

Agreement. Pursuant to the Contribution Agreement, the amount of Common Stock into which such financing will be converted at the Effective Time is based on, in the case of the financing provided to Orion and its affiliates, the stock prices utilized in formulating the Orion Exchange Ratio, and in the case of the financing provided to MII, the stock prices utilized in formulating the MITI Exchange Ratio. If the entire amount of such financing ($29.4 million including accrued interest as of September 20, 1995) is converted into shares of Common Stock pursuant to such formulas, such conversion would have resulted in the issuance of an aggregate of 2,776,854 shares of Common Stock. See "INFORMATION REGARDING ORION--Relationship with Metromedia;" "INFORMATION REGARDING MITI--Relationship with Metromedia;" "INFORMATION REGARDING STERLING-Metromedia Loan Agreement;" and "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Contribution Agreement."

  Control of Surviving Corporation by the Metromedia Holders

    The following diagram illustrates the pre-Mergers and post-Mergers equity ownership by the Metromedia Holders of the parties to the Merger Agreement and of the Surviving Corporation, respectively.

   Pre-Mergers Ownership Structure
         Metromedia      Public        Public          Public       Metromedia        Other
          Holders     Stockholders  Stockholders    Stockholders     Holders      Stockholders
          (56.1%)       (43.9%)         |                |           (55.8%)        (44.2%)
             |             |            |                |              |             |
             |             |            |                |              |             |
             |             |            |                |              |             |

            -------------------     ---------       -----------       --------------------
                   Orion              Actava          Sterling                MITI
            -------------------     ---------       -----------       --------------------

   Post-Mergers Ownership Structure


                                Metromedia                        Public
                                 Holders                        Stockholders
                                 (33.3%)*                         (66.7%)
                                    |                                |
                                    |                                |
                                    |                                |
                                    -----------------------------------
                                          Surviving Corporation
                                     (Metromedia International Group)
                                    -----------------------------------
                                    |                  |              |
                                    |                  |              |
                                    |                  |              |
                                ---------           -------          ----
                                New Orion             New            New
                                                    Snapper          MITI
                                ---------           -------          ----



* Assumes (i) that the Determination Date occurred on September 20, 1995, (ii) that certain amounts owed by Orion and affiliates of Orion and MITI to certain of the Metromedia Holders as of such date are converted into Common Stock and
  (iii) that all outstanding options to acquire shares of Common Stock are exercised.

    Currently, the Metromedia Holders, as shown above, collectively own approximately 56.1% of the outstanding shares of Orion Common Stock and approximately 55.8% of the outstanding shares of MITI Common Stock. The Metromedia Holders consist of Metromedia Company, its two general partners, John
W. Kluge and Stuart Subotnick, and the following corporations owned and controlled by Messrs. Kluge and Subotnick: Met International, Inc., Met Telcell, Inc. and MetProductions, Inc. For a table identifying the ownership of each such Metromedia Holder in Orion, MITI and the Surviving Corporation, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava as a Result of the Mergers." As provided for in the Merger Agreement, the Metromedia Holders will have their shares of Orion Common Stock converted into shares of Common Stock pursuant to the Orion Merger and their shares of MITI Common Stock converted into shares of Common Stock pursuant to the MITI Merger. Immediately following the Effective Time, the Metromedia Holders will collectively be the Surviving Corporation's largest stockholder and will collectively own approximately 33.3% of the outstanding shares of Common Stock of the Surviving Corporation (assuming (i) that the Determination Date occurred on September 20, 1995, (ii) that certain amounts owed by Orion and its affiliates and an affiliate of MITI to certain of the Metromedia Holders as of such date are converted into Common Stock and (iii) the exercise of all outstanding options to acquire shares of Common Stock). In addition, Metromedia, as the majority stockholder of Orion and whose designees, together with a member of Orion's management, constitute a majority of the members of the Board of Directors of Orion, will, pursuant to the Merger Agreement, be entitled to designate six of the ten members of the Surviving Corporation's Board of Directors at the Effective Time. The size of the Surviving Corporation's Board of Directors is subject to downward adjustment under certain circumstances. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers."

  Approval by Orion Stockholders is Assured Due to Vote of Metromedia Holders

    The Metromedia Holders have indicated that they will vote all of their shares of Orion Common Stock and MITI Common Stock, as applicable, in favor of the Merger Agreement (if the Merger Agreement is approved by the requisite vote of each of the Actava Stockholders and Sterling Stockholders). Accordingly, if all such shares held by the Metromedia Holders are voted as anticipated, the vote will be sufficient to assure approval of the Merger Agreement by the Orion Stockholders.

  Post-Employment Agreements with Walter M. Grant and Frederick B. Beilstein

    Actava has entered into Post-Employment Consulting Agreements with two of its senior executive officers (the "Post-Employment Agreements"). The two Actava executive officers with Post-Employment Agreements are Frederick B. Beilstein, Senior Vice President and Chief Financial Officer, and Walter M. Grant, Senior Vice President and General Counsel. If either of these executive officers does not remain with the Surviving Corporation following the consummation of the Mergers, he will be entitled to receive certain severance benefits under his Post-Employment Agreement. The maximum amounts payable under the Post-Employment Agreements (including Actava's share of the medical and other benefits to which each executive will be entitled) will be $559,973 for Mr. Beilstein and $485,851 for Mr. Grant. These amounts, however, will be reduced in the event that a terminated executive has "earned income" (as defined in the Post-Employment Agreements) during the two-year period he serves as a consultant to the Surviving Corporation. The minimum amounts payable under the Post-Employment Agreements will be $275,000 for Mr. Beilstein and $237,500 for Mr. Grant. See "PROPOSAL NO. 1--THE PROPOSED MERGERS-- Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava as a Result of the Mergers."

  Employment Agreement with John D. Phillips

    Actava is currently a party to an employment agreement with Mr. Phillips which provides that Mr. Phillips will be entitled to receive his base salary of $625,000 per annum through December 31, 1996 in the event he is terminated without cause. Consummation of the Mergers will not trigger any payments to Mr. Phillips under his employment agreement.

    Except as described above, there is no affiliation among Orion, MITI and the Metromedia Holders, on the one hand, and Actava and Sterling, on the other hand, and there is no affiliation between Actava and Sterling.

CERTAIN CONDITIONS

    Pursuant to the terms of the Merger Agreement, the obligation of each of Actava, Orion, MITI and Sterling to consummate the Mergers is subject to the satisfaction of a number of conditions, including the following:

        (i) the stockholders of each of Actava, Orion, MITI and Sterling shall have approved the Merger Agreement;

        (ii) less than 25% of the MITI Stockholders and less than 25% of the Sterling Stockholders shall have perfected their dissenters' rights of appraisal;

        (iii) the Orion Senior Indebtedness (as defined below) and Orion Subordinated Indebtedness (as defined below) shall have been refinanced on terms reasonably acceptable to Actava and to Orion;

        (iv) the Actava Average Closing Price shall not be less than $8.25 (subject to upward or downward adjustment in the event of a stock split, recapitalization or other similar corporate transaction);

        (v) the receipt of certain opinions of counsel with respect to certain legal matters and relating to the tax-free nature of the Mergers;

        (vi) that no material adverse change has occurred since April 12, 1995 in the business, assets, prospects, condition, or results of operations of any of Orion, Actava, MITI, Sterling, or Roadmaster Industries, Inc. (a company in which Actava owns a 39% interest, as described below);

        (vii) the shares of Common Stock shall have been accepted for listing on the NYSE or the American Stock Exchange, Inc. ("AMEX") or accepted for quotation on the NASDAQ/NMS; and

        (viii) the concurrent consummation of each of the Mergers.

    For a description of all of the conditions precedent to the consummation of the Mergers, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Merger Agreement."

    The Merger Agreement may be terminated at any time prior to the Effective Time (i) by the mutual written consent of the parties, (ii) unilaterally by any party, if the Effective Time has not occurred on or before December 31, 1995 or
(iii) by the non-breaching party in the case of certain material breaches by the other party. See "PROPOSAL NO. 1--THE PROPOSED MERGERS-- Terms and Conditions of the Merger Agreement."

RISK FACTORS

    Orion Stockholders, Actava Stockholders, MITI Stockholders and Sterling Stockholders should consider carefully, in addition to the other information set forth herein, the factors discussed under the heading "RISK FACTORS" in this Joint Proxy Statement/Prospectus.

BUSINESS OF ORION

    Orion is engaged in the worldwide distribution of filmed entertainment product for theatrical, cable, pay and free television markets and to the video cassette and video disc markets and through other emerging technologies. Orion has a library of approximately 750 motion picture and television titles which it distributes in all media. Orion also distributes new and re-released product produced by third parties and acquired by Orion through non-recourse financing and provides distribution services for third parties. See "INFORMATION REGARDING ORION--Business of Orion."

    For the fiscal year ended February 28, 1995, and the three months ended May 31, 1995, Orion reported revenues of $191.2 million and $42.2 million, respectively, and net losses of $50.3 million and $9.8 million, respectively.

    Three separate lawsuits have been filed in the Delaware Court of Chancery (the "Delaware Court"), one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

    Orion's principal executive offices are located at 1888 Century Park East, Seventh Floor, Los Angeles, CA 90067 and its telephone number is (310) 282-0550.

BUSINESS OF ACTAVA
Business

    Actava presently operates one business, Snapper Power Equipment Company ("Snapper"), which is engaged in the manufacture and sale of lawn and garden equipment. At the beginning of 1994, Actava owned and operated businesses in three industries: photofinishing, lawn and garden equipment (Snapper), and sporting goods. Actava sold its photofinishing subsidiary and its four sporting goods subsidiaries during 1994. In addition to operating Snapper, Actava owns 19,169,000 shares (or approximately 39%) of the common stock of Roadmaster Industries, Inc. ("Roadmaster"), an NYSE-listed company which is one of the largest manufacturers of bicycles and a leading manufacturer of fitness equipment and toy products in the United States. These shares were issued to Actava in connection with the sale of Actava's four sporting goods subsidiaries to Roadmaster effective as of December 6, 1994 (the "Actava-Roadmaster Exchange Transaction").

    For the fiscal year ended December 31, 1994, and the six months ended June 30, 1995, Actava reported revenues of $551.8 million and $98.8 million, respectively, losses from continuing operations of $23.5 million and $18.9 million, respectively, a loss from discontinued operations of $40.7 million (for the fiscal year ended December 31, 1994), and a loss from an extraordinary item of $1.6 million (for the fiscal year ended December 31, 1994), resulting in net losses of $65.8 million and $18.9 million, respectively.

    Actava's principal executive offices are located at 945 East Paces Ferry Road, Suite 2210, Atlanta, Georgia 30326 and its telephone number is (404) 261-6190.

  Triton Opposition

    On February 15, 1995, Triton Group Ltd. ("Triton"), which owns approximately 25.3% of the issued and outstanding shares of Common Stock, filed with the Commission Amendment No. 11 to its Schedule 13D (the "Schedule 13D Amendment") relating to its ownership of Common Stock. In the Schedule 13D Amendment, Triton indicated that, based on its review of preliminary materials regarding the Mergers, it opposed the Mergers and encouraged Actava's Board of Directors and management to evaluate other alternative business strategies and to exercise their obligations diligently under Delaware law relating to the sale of Actava. Actava and Triton have had significant contracts and agreements between them for a period of years prior to the filing of the Schedule 13D Amendment, which are described elsewhere in this Joint Proxy Statement/Prospectus. See "INFORMATION REGARDING ACTAVA--Other Developments."

  Litigation

    Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

BUSINESS OF MITI

    MITI, through its wholly owned subsidiaries, currently owns interests in and participates along with local partners in the management of certain joint ventures which operate communications businesses in certain countries in Eastern Europe and certain of the former Soviet Republics. MITI currently owns interests in and participates in the management of joint ventures which operate (i) wireless cable television systems in six cities in Russia and other former Soviet Republics, (ii) paging systems in six cities in Russia, other former Soviet Republics and Romania, (iii) an international toll calling service which operates throughout the Republic of Georgia, (iv) a trunked mobile radio service which operates in certain areas in Romania and (v) a radio station which broadcasts on two FM radio frequencies in Moscow, Russia, radio stations which broadcast on an AM and an FM radio frequency in St. Petersburg, Russia, a radio station which broadcasts on an FM radio frequency in Sochi, Russia and a radio station which broadcasts on an FM radio frequency in Riga, Latvia. MITI also currently owns a radio station which broadcasts on an AM radio frequency and two FM radio frequencies in Budapest, Siofok and Khebegy, Hungary. In addition, MITI holds ownership interests in joint ventures which are currently constructing wireless cable television systems in Bucharest, Romania and Nizhny Novgorod, Russia, a paging system in Almaty, Kazakhstan and a wireless local loop telephony system in Tashkent, Uzbekistan. MITI is also in the process of purchasing an ownership interest in a joint venture which is constructing a paging system in St. Petersburg, Russia.

    MITI is seeking to enter into joint venture arrangements for additional wireless cable television, paging, wireless telephony and radio broadcast projects in various markets in which it has existing operations as well as in additional markets in Eastern Europe and the former Soviet Republics. MITI is also pursuing opportunities to expand its communications businesses into other emerging markets in areas such as the Far East, including China. MITI's strategy of investing in a variety of different communications projects in a number of different markets is intended to (i) reduce the negative impact that political or economic instability in any one market would have on MITI, and (ii) enable MITI to offer multiple communications services in many of its markets which reduces the possibility that MITI's business prospects would be adversely affected if a particular communications service offered by it is not widely accepted or becomes obsolete.

    For the fiscal year ended December 31, 1994 and the six months ended June 30, 1995, MITI reported revenues of approximately $3.5 million and $3.3 million, respectively, and net losses of approximately $19.1 million and $13.1 million, respectively.

    Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

    MITI's principal executive offices are located at 41 West Putnam Avenue, Greenwich, Connecticut 06830 and its telephone number is (203) 862-9200.

BUSINESS OF STERLING

    Sterling is engaged in international and domestic distribution and production of motion pictures and other entertainment product, and also provides consulting services to other corporations and entities, principally to businesses in the entertainment industry. The principal strategic objective of Sterling is to capitalize on niche markets currently unexploited or under-exploited by the "major" studios, large distributors, and established entertainment financiers, as well as traditional financial consulting firms.

    For the fiscal year ended March 31, 1995 and the three months ended June 30, 1995, Sterling reported revenues of $8.4 million and $1.7 million respectively, and net income of $259,000 and $16,000, respectively.

    Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

    Sterling's principal executive offices are located at 1888 Century Park East, Suite 1777, Los Angeles, California 90067 and its telephone number is
(310) 282-0871.

THE COMBINED ORGANIZATION

    Upon consummation of the Mergers, the Surviving Corporation, through wholly-owned subsidiaries (see below), will conduct all of the business and operations of Orion, Actava, MITI and Sterling. The pro forma income statement of the combined organization for the twelve month period ended February 28, 1995, and the three month period ended May 31, 1995, reflects revenues of approximately $452.7 million and $102.1 million, respectively, and losses from continuing operations of approximately $88.8 million and $22.2 million, respectively. See "SURVIVING CORPORATION PRO FORMA COMBINING FINANCIAL STATEMENTS."

REASONS FOR THE MERGERS

    The Surviving Corporation will combine the valuable entertainment and communications assets of Orion, MITI and Sterling with the financial resources of Actava to create a global entertainment, media and communications company. The Surviving Corporation will be better positioned to capitalize on the assets of Actava, Orion, MITI and Sterling than any of the individual companies on a stand-alone basis. For example, the Surviving Corporation will have the financial and operational resources to develop more fully MITI's wireless cable and communications businesses in the former Soviet Republics and Eastern Europe and other emerging markets and thereby capitalize on MITI's position as a leading provider of such services in these markets. MITI will also benefit from increased access to high quality programming from the combined Orion/Sterling film and television library. The Mergers will also enable Orion to initiate the production and acquisition of new motion pictures, which management of each of the companies believes will enhance the marketability and value of the combined Orion/Sterling film library and will enable the Surviving Corporation to utilize more effectively Orion's existing distribution infrastructure. The Surviving Corporation also should have greater access to capital markets and an enhanced ability to make strategic acquisitions of other companies whose businesses and/or assets complement those of the Surviving Corporation than any of the companies have individually. The respective Boards of Directors of Orion, Actava, MITI and Sterling also believe that the Surviving Corporation will benefit from potential operating cost savings, including reductions in corporate overhead and distribution expenses and other cost savings resulting from the combination of the Orion and Sterling film and television libraries, and that the Mergers will create greater liquidity for the stockholders of the combined organization.

    In reaching their decision to approve the Merger Agreement, the Board of Directors of each of Orion, Actava, MITI and Sterling consulted with their respective management teams and advisors, and independently considered the material factors described above and elsewhere in this Joint Proxy Statement/Prospectus. See "PROPOSAL NO. 1--The Proposed Mergers--Reasons for the Mergers; Board Recommendations." Based upon their independent review of such factors and the other factors set forth herein, the Board of Directors of each of Orion, Actava, MITI and Sterling approved the Merger Agreement.

CAPITAL STRUCTURE FOLLOWING EFFECTIVE TIME

    At the Effective Time, (i) Orion will merge with and into New Orion, a newly formed, wholly-owned subsidiary of Actava, and New Orion, as the surviving corporation of the Orion Merger, will change its name to "Orion Pictures Corporation," (ii) MITI will merge with and into New MITI, a newly formed, wholly-owned subsidiary of Actava, and New MITI, as the surviving corporation of the

MITI Merger, will change its name to "Metromedia International Telecommunications, Inc." and (iii) Sterling will merge with and into Actava, and Actava, as the surviving corporation of the Sterling Merger, will change its name to "Metromedia International Group, Inc." Immediately following consummation of the Mergers, the Surviving Corporation will transfer (i) all of its assets that were owned by Sterling immediately prior to the Effective Time to New Orion, which will continue the business and operations of Orion and Sterling and (ii) all of the assets of its Snapper Power Equipment Company division to a newly formed subsidiary ("New Snapper"), which will continue the business and operations of the Snapper division. Transferring the assets of Actava's Snapper division to New Snapper will require the consent of Snapper's existing bank lenders. New MITI will continue the business and operations of MITI. Accordingly, immediately following the Effective Time, the Surviving Corporation will be a holding company whose assets will consist of Actava's cash and cash equivalents owned as of the Effective Time, the stock of New Orion, New MITI and New Snapper and Actava's current stock investment in Roadmaster. In addition, Actava's existing subordinated indebtedness (approximately $159.2 million as of September 20, 1995) will remain outstanding as subordinated indebtedness of the Surviving Corporation.

FINANCING ARRANGEMENTS

    The Surviving Corporation will refinance substantially all of Orion's existing indebtedness in order to enable it to utilize its operating cash flow and cash on hand to implement its stated business strategy. The covenants and debt service requirements imposed by certain of Orion's existing indebtedness arrangements would otherwise have prevented the Surviving Corporation from capitalizing on its significant business opportunities and realizing the benefits of the Mergers. In addition, as of August 31, 1995, an event of default has occurred under certain of Orion's existing indebtedness, which indebtedness will be refinanced in full in the manner described herein. Orion and Chemical Bank have entered into a commitment letter pursuant to which Chemical Bank has committed, subject to certain conditions, to provide an aggregate of $185 million of financing to New Orion, $135 million of which will be used to refinance in part Orion's existing indebtedness and $50 million of which will provide New Orion with a revolving line of credit. In addition, the Surviving Corporation will enter into a credit facility with Chemical Bank secured by the Surviving Corporation's stock in Roadmaster, which will provide up to $35 million to be used to refinance in part Orion's existing indebtedness. For a description of the new credit facilities to be obtained by the Surviving Corporation and Orion and the intended use of such facilities to repay Orion's existing indebtedness, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Financing Arrangements--Use of Proceeds by the Surviving Corporation to Refinance Existing Orion Indebtedness."

    The following summarizes the anticipated sources and uses of funds required to refinance Orion's existing indebtedness, assuming the Effective Time occurred on September 20, 1995.

                      SOURCE OF FUNDS
-----------------------------------------------------------
New Orion, as borrower from Chemical Bank, as agent........   $135.0 million
Surviving Corporation, as borrower from Chemical Bank......   $ 34.5 million
Actava's and Orion's cash on hand at Effective Time........   $41.4 million
Total......................................................   $210.9 million


                       USE OF FUNDS
-----------------------------------------------------------
Refinance existing Orion Senior Indebtedness and Orion
Subordinated Indebtedness, including debt issuance costs...   $210.9 million(1)


------------

(1) Assumes that the Effective Time occurred at September 20, 1995 and that all existing Orion indebtedness was repaid at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest at such date, except for Orion's 10% Subordinated Debentures due 2001 which were assumed to have been redeemed at 95% of their outstanding principal amount. Orion anticipates that it will make certain net cash flow payments to the Banks, Sony and the holders of the Orion Subordinated Indebtedness (as defined herein) prior to the Effective Time and, accordingly, the aggregate amount of Orion's indebtedness at the Effective Time will change from the amounts shown.

    In addition, it is anticipated that each of New Orion, New MITI and New Snapper will have available lines of credit which will not be used to finance the operations of any other businesses of the

Surviving Corporation or to refinance any existing indebtedness. New Orion will have a $50 million revolving line of credit available to fund its production, acquisition and distribution of motion pictures and for general working capital purposes. New MITI may have up to $29.9 million available to it, subject to certain conditions, to finance the construction, operation and management, through joint ventures, of wireless cable television operations in Eastern Europe and the former Soviet Republics. New Snapper will also have a revolving credit facility available to finance its operations and working capital needs.

FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Long, Aldridge & Norman, counsel to Actava, based upon the representations relied upon and assumptions set forth in its opinion, no gain or loss will be recognized for federal income tax purposes by Actava Stockholders upon consummation of the Orion Merger, the MITI Merger and the Sterling Merger. Actava Stockholders should consult with their own tax advisors regarding the tax consequences of the Orion Merger, the MITI Merger and the Sterling Merger to them including the applicability of various state and local tax laws. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS."

    In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to Orion, based upon the representations relied upon and assumptions set forth in its opinion, the Orion Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss will be recognized by Orion Stockholders upon receipt of Common Stock, except in respect of cash received in lieu of fractional shares. Holders of shares of Orion Common Stock should consult with their own tax advisors regarding the tax consequences of the Orion Merger to them including the applicability of various state and local tax laws. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS."

    In the opinion of Rubin Baum Levin Constant & Friedman, counsel to MITI, based upon the representations relied upon and assumptions set forth in its opinion, the MITI Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code. Accordingly, no gain or loss will be recognized by MITI Stockholders upon receipt of Common Stock, except in respect of cash received in lieu of fractional shares. Holders of shares of MITI Common Stock should consult with their own tax advisors regarding the tax consequences of the MITI Merger to them including the applicability of various state and local tax laws. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS."

    In the opinion of Robinson Brog Leinwand Greene Genovese & Gluck P.C., counsel to Sterling, based upon the representations relied upon and assumptions set forth in its opinion, the Sterling Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, no gain or loss will be recognized by Sterling Stockholders upon receipt of Common Stock, except in respect of cash received in lieu of fractional shares. Holders of shares of Sterling Common Stock should consult with their own tax advisors regarding the tax consequences of the Sterling Merger to them including the applicability of various state and local tax laws. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS."

ACTAVA RECOMMENDATION

    At the meetings of Actava's Board of Directors held to consider and vote on the Merger Agreement, the directors of Actava considered the advantages and benefits of the Mergers to Actava and the Actava Stockholders and the risks and uncertainties associated with the Mergers. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Factors Considered by Actava's Board of Directors." The Board of Directors of Actava concluded that the Mergers provide the Actava Stockholders with significant opportunities for growth and long-term capital appreciation and that these opportunities outweigh the risks that will be faced by the Surviving Corporation. THE ACTAVA BOARD OF DIRECTORS BY A VOTE OF FIVE TO FOUR APPROVED THE TERMS OF THE INITIAL MERGER AGREEMENT AND, FOLLOWING THE RESIGNATIONS OF TWO MEMBERS OF THE BOARD OF DIRECTORS, THE BOARD OF DIRECTORS UNANIMOUSLY

APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS OF ACTAVA VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers" and "--Reasons for the Mergers; Board Recommendations."

OPINION OF ACTAVA'S FINANCIAL ADVISOR

    On April 12, 1995, CS First Boston Corporation ("First Boston"), financial advisor to Actava in connection with the Mergers, delivered its oral opinion to the Board of Directors of Actava, which was subsequently confirmed in writing, to the effect that on and as of the date of such opinion, and based upon the procedures and subject to the assumptions described in such opinion, the Orion Exchange Ratio, the Sterling Exchange Ratio and the MITI Exchange Ratio, taken as a whole, were fair from a financial point of view to the Actava Stockholders. In arriving at its opinion, First Boston, among other things, (i) reviewed the Merger Agreement, certain publicly available business and financial information relating to Actava, Orion, MITI and Sterling (collectively, the "Merging Parties") and certain other information, including financial forecasts, provided to First Boston by the Merging Parties, (ii) held discussions with the respective managements of the Merging Parties regarding the respective businesses and prospects of each of the Merging Parties and certain strategic and financial benefits anticipated from the Mergers and (iii) performed various financial analyses with respect to each of the Merging Parties, including a discounted cash flow analysis, a comparable company analysis and a comparable transaction analysis. At the meeting of Actava's Board of Directors held on September 15, 1995, First Boston informed the Board of Directors of Actava that, as of such date, nothing had come to the attention of First Boston that would cause it to change the opinion that it delivered to the Board of Directors on April 12, 1995. A copy of First Boston's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by First Boston, is attached as Appendix B to this Joint Proxy Statement/Prospectus and holders of Common Stock are urged to read the opinion in its entirety. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors."

THE ACTAVA SPECIAL MEETING

    The Actava Special Meeting will be held on November 1, 1995 at 9:00 a.m., local time, in the Conference Center, Resurgens Plaza, 945 East Paces Ferry Road, Atlanta, Georgia 30326.

    Actava Stockholders will vote at the Actava Special Meeting on whether to approve the Orion Merger, the MITI Merger, the Sterling Merger by considering and voting upon a proposal to approve and adopt the Merger Agreement (which approval will also constitute an approval of the amendment and restatement of Actava's Restated Certificate of Incorporation) (Proposal No. 1).

    The affirmative vote of the holders of a majority of all the issued and outstanding shares of Common Stock (whether or not represented in person or by proxy at the Actava Special Meeting) is required to approve the Mergers as provided for in the Merger Agreement.

    As of the record date for the Actava Special Meeting, directors, executive officers and affiliates of Actava owned beneficially an aggregate of 5,199,991 shares of Common Stock (excluding shares which may be received upon the exercise of Actava Options), or approximately 29.8% of the outstanding shares of Common Stock. Included among the 5,199,991 shares of Common Stock owned beneficially by Actava's directors, executive officers and affiliates is an aggregate of 4,413,598 shares of Common Stock, or approximately 25.3% of the outstanding shares of Common Stock, owned by Triton.

    In its Schedule 13D Amendment, Triton announced its opposition to the Mergers. It is anticipated that Triton will vote such shares of Common Stock against the Merger Agreement.

    The Board of Directors of Actava knows of no other business that will be presented for consideration at the Actava Special Meeting. See "INFORMATION REGARDING THE MEETINGS--Vote Required--Actava."

ORION RECOMMENDATION; ORION SPECIAL COMMITTEE

    On March 2, 1995, Orion's Board of Directors formed a special committee (the "Orion Special Committee") to consider the terms of the Initial Merger Agreement, including the Orion Merger, and to make a recommendation to the full Board of Directors of Orion regarding the Initial Merger Agreement. The Orion Special Committee also considered the terms of the Merger Agreement and made a recommendation to the full Board of Directors regarding the Merger Agreement. The Orion Special Committee was formed because Orion's Board of Directors is composed of a majority of persons who are affiliated with Metromedia and because of the Board of Directors' view that the Orion directors affiliated with Metromedia could be viewed as having an interest in the transactions contemplated by the Merger Agreement, in addition to the interests of Orion Stockholders generally, in light of (i) the then contemplated issuance to the Metromedia Holders (such issuance is referred to as the "Share Exchange," and the agreement pursuant to which the Share Exchange was to be effectuated, is referred to as the "Share Exchange Agreement") in connection with the Mergers of a special class of stock of the Surviving Corporation (the "Class A Common Stock") entitled to three votes per share on all matters to be voted on by the Surviving Corporation's stockholders (other than the election of directors) and entitled to vote as a separate class to elect six of the ten members of the Surviving Corporation's Board of Directors (the Merger Agreement, as amended, eliminates the Share Exchange and the issuance of Class A Common Stock) and (ii) the MITI Merger. The members of the Orion Special Committee are Michael I. Sovern, Joel R. Packer and Raymond L. Steele, each of whom Orion considers an independent director. Messrs. Packer and Steele were two of the three directors selected to Orion's Board of Directors at the request of Orion's unsecured creditors in connection with the consummation of Orion's Modified Third Amended Joint Consolidation Plan of Reorganization (the "Plan"). See "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operations." The third member of Orion's Board of Directors selected by Orion's unsecured creditors in connection with consummation of the Plan, Stephen Wertheimer, elected not to serve on the Orion Special Committee because he is involved in active negotiations with Metromedia on a matter unrelated to the Mergers, to Orion and to Mr. Wertheimer's duties as a director of Orion. Mr. Steele has approached representatives of Metromedia regarding their interest in making an investment in several potential transactions. Metromedia has declined to participate or has not yet taken action with respect to each such potential transaction. In light of the lack of any substantive discussions between Mr. Steele and Metromedia regarding these transactions, Mr. Steele and the Orion Board of Directors determined that Mr. Steele could serve on the Orion Special Committee.

    Mr. Sovern was selected as Chairman of the Orion Special Committee. The Orion Special Committee considered several independent law firms and investment banking firms and at meetings held on March 15 and 16, 1995 selected the law firm of Davis Polk & Wardwell ("Davis Polk") and the investment banking firm of Alex. Brown & Sons, Incorporated ("Alex. Brown") to render legal and financial advice, respectively, to the Orion Special Committee. On March 28, April 11, April 27, May 5 and September 13, 1995, the Orion Special Committee held meetings which were attended by its advisors in order to discuss the terms of the Orion Merger. On May 5, 1995, the Orion Special Committee unanimously recommended that the full Board of Directors of Orion approve the Initial Merger Agreement. The Orion Special Committee, following the amendments to the Initial Merger Agreement described herein, met again on September 13, 1995 and unanimously recommended that the full Board of Directors of Orion approve the Merger Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers--Orion Board Deliberations" and "--Reasons for the Mergers; Board Recommendations--Orion's Reasons for the Orion Merger."

    At the meeting of Orion's Board of Directors held on September 13, 1995 to consider the Orion Merger, based on the unanimous recommendation of the Orion Special Committee that the full Board of Directors of Orion approve the Merger Agreement, the full Board of Directors of Orion unanimously approved the Merger Agreement as being in the best interests of Orion and its stockholders. In analyzing the proposed transactions and in its deliberations regarding its recommendation of the Merger Agreement, the Orion Special Committee and the full Board of Directors of Orion considered a number of factors, including Orion's current financial condition and prospects as a stand-alone company and the advantages of the Merger to the Orion Stockholders, such as potentially enhanced stockholder value due to the larger revenue base and potential for improved earnings per share. In this process, the Orion Special Committee and the full Board of Directors of Orion reviewed information provided by the managements of Actava, MITI and Sterling concerning the financial performance, condition, business operations and prospects of Actava, MITI and Sterling, and the substantial future capital requirements related to such operations. The Orion Special Committee and the full Board of Directors of Orion concluded that the opportunities for growth related to these businesses outweighed the risks. In addition, the Orion Special Committee and the full Board of Directors of Orion considered the proposed structure of the transactions and the terms of the Merger Agreement and other documents to be executed in connection with the Mergers. The Orion Special Committee and the full Board of Directors of Orion considered and relied upon but did not adopt the opinion of the financial advisor to the Orion Special Committee that the value of the consideration to be received by Orion's public stockholders in connection with the proposed Mergers is fair, from a financial point of view, to such stockholders. The Orion Special Committee, which was formed in part because of the potential conflict of interest created by the Metromedia Holders' majority ownership of Orion and MITI, also requested and reviewed (and had the Orion Special Committee's financial advisor review) substantial financial information regarding MITI and its operations. The Orion Special Committee voted to recommend that the full Board of Directors of Orion approve the Merger Agreement notwithstanding any potential conflict of interest created by the Metromedia Holders' majority ownership interest of Orion and MITI.

    The Orion Special Committee and the full Board of Directors of Orion also considered the fact that the existing covenants contained in the Third Restated Credit Agreement between the Banks and Orion (such indebtedness referred to collectively with (i) Orion's obligations to Sony and (ii) Orion's reimbursement obligation to Metromedia, to the extent Metromedia has or makes payments on Orion's behalf pursuant to the Bank Guarantee, as the "Orion Senior Indebtedness") and the indebtedness pursuant to which the Talent Notes due March 1, 1999 of Orion (the "Talent Notes"), the Creditor Notes due March 1, 1999 of Orion (the "Creditor Notes") and the 10% Subordinated Debentures due October 31, 2001 of Orion (the "10% Debentures," and together with the Talent Notes and Creditor Notes, the "Orion Subordinated Indebtedness") impose substantial restrictions on Orion's operations; that as a result of the Mergers and the refinancing of Orion's indebtedness, the combined enterprise will have greater operational flexibility and greater financial resources than Orion now possesses; that, absent the refinancing of Orion's indebtedness, Orion faced the possibility of a near-term payment acceleration under certain of its indebtedness and the possible need to file for protection from its creditors under chapter 11 of the Bankruptcy Code; that the Mergers would provide the Orion Stockholders with the opportunity to maintain a continuing ownership interest in Orion's existing business while at the same time participate in a broader-based enterprise with media, entertainment and telecommunications businesses; that while certain of those businesses presented risks, they also presented opportunities; that the Orion Stockholders are currently minority stockholders in a company already majority owned by Metromedia and its affiliates and accordingly would not be relinquishing control in connection with the Mergers (following the consummation of which Metromedia and its affiliates will be the largest stockholder of the Surviving Corporation and will have substantial influence on the Surviving Corporation); and that the Orion Stockholders would have greater stockholder liquidity as a result of the Mergers. The Orion Special Committee and the full Board of Directors of Orion did not find it practical to and did not quantify or attempt to attach relative weight to any of the specific factors considered by them. THE ORION SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE FULL BOARD OF DIRECTORS OF ORION APPROVE THE MERGER AGREEMENT AND THE FULL BOARD OF DIRECTORS OF ORION UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF ORION VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. For discussion of the factors considered by the directors of Orion in reaching their decision, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Reasons for the Mergers; Board Recommendations."

OPINION OF ORION'S FINANCIAL ADVISOR

    On April 27, 1995, Alex. Brown, financial advisor to the Orion Special Committee in connection with the Orion Merger, delivered its oral opinion to the Orion Special Committee, which was later confirmed in writing, to the effect that on and as of the date of such opinion, and based upon the procedures and subject to the assumptions described in such opinion, the value of the consideration to be paid to the Orion Stockholders in the Orion Merger is fair, from a financial point of view, to the Orion Stockholders. In arriving at its opinion, Alex. Brown, among other things: (i) reviewed the Merger Agreement and the preliminary Joint Proxy Statement/Prospectus, (ii) reviewed certain publicly available financial information concerning Orion, Sterling and Actava, and certain non-public information, including financial forecasts, concerning Orion, Sterling, MITI and Actava, (iii) reviewed the reported price and trading activity for the common stock of Orion and Actava, (iv) reviewed certain financial and stock market information for Orion and Actava, and certain financial information for MITI and Sterling, and similar information for certain other companies whose securities are publicly traded, (v) reviewed the financial terms of certain recent business combinations which Alex. Brown deemed comparable in whole or in part, (vi) met with the management of Orion, Sterling, MITI and Actava, respectively, to discuss their respective businesses and prospects, and (vii) considered such other information and other factors which Alex. Brown deemed appropriate. At the meeting of the Orion Special Committee held on September 13, 1995, Alex. Brown informed the Orion Special Committee that, as of such date, nothing had come to the attention of Alex. Brown that would cause it to change the opinion that it delivered to the Board of Directors on April 27, 1995. A copy of Alex. Brown's opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus and holders of Orion Common Stock are urged to read the opinion in its entirety. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors."

THE ORION SPECIAL MEETING

    The Orion Special Meeting is scheduled to be held in the Concourse Level, 1285 Avenue of the Americas, New York, New York 10019, on November 1, 1995, beginning at 9:00 a.m., local time.

    The Orion Stockholders will vote at the Orion Special Meeting on whether to approve the Orion Merger by considering and voting upon a proposal to approve and adopt the Merger Agreement (Proposal No. 1).

    The affirmative vote of the holders of a majority of all of the issued and outstanding shares of Orion Common Stock (whether or not represented in person or by proxy at the Orion Special Meeting) is required to approve the Orion Merger as provided for in the Merger Agreement.

    As of the record date for the Orion Special Meeting, directors, executive officers and affiliates of Orion owned beneficially an aggregate of 11,224,329 shares of Orion Common Stock, or approximately 56.1% of the outstanding shares of Orion Common Stock. Included among the 11,224,329 shares of Orion Common Stock owned beneficially by Orion's directors, executive officers and affiliates is an aggregate of 11,215,325 shares of Orion Common Stock, or approximately 56.1% of the outstanding shares of Orion Common Stock, owned beneficially by the Metromedia Holders. It is anticipated that all such directors, executive officers and affiliates (including the Metromedia Holders who have indicated that they will vote in favor of the Merger Agreement if the Merger Agreement is approved by the requisite vote of each of the Actava Stockholders and the Sterling Stockholders) will vote their shares of Orion Common Stock in favor of the Merger Agreement. Accordingly, if all such shares held by directors, executive officers and affiliates of Orion (including the Metromedia Holders) are voted as anticipated, the vote will be sufficient to assure approval of the Merger Agreement.

    The Board of Directors of Orion knows of no business that will be presented for consideration at the Orion Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus. See "INFORMATION REGARDING THE MEETINGS--Vote Required--Orion."

MITI RECOMMENDATION

    Because six of the twelve members of MITI's Board of Directors are designated to serve on its Board by stockholders of MITI who are affiliated with Metromedia and a seventh member of its Board is a director of an investment banking institution which, at the time MITI's Board of Directors considered the Initial Merger Agreement, was serving as an advisor to Orion in connection with the then contemplated refinancing of the Orion Subordinated Indebtedness, the Board of Directors of MITI determined that in light of the Orion Merger and the then contemplated Share Exchange these seven directors could be viewed as having an interest in the transactions contemplated by the Merger Agreement in addition to the interests of MITI Stockholders generally. As a result thereof, the Board of Directors of MITI determined that in accordance with the terms of the Stockholders' Agreement, dated as of August 15, 1994 by and among MITI and each of its stockholders (the "MITI Stockholders' Agreement"), approval of the Merger Agreement required the approval of a majority of the remaining five members of MITI's Board of Directors who do not have an interest in the transactions contemplated by the Merger Agreement in addition to the interests of the MITI Stockholders generally. At the meeting of MITI's Board of Directors held to consider the MITI Merger, the directors of MITI not affiliated with Metromedia and the full Board of Directors of MITI approved the Merger Agreement as being in the best interests of MITI and its stockholders. In assessing the proposed transactions and in its deliberations concerning its recommendation of the Merger Agreement, the Board of Directors of MITI considered a number of factors including MITI's current financial condition, its need for significant additional capital to develop and construct its wireless communications systems and radio stations and its prospects as a stand-alone company. The Board of Directors of MITI considered and relied upon but did not adopt the opinion of its financial advisor that the value of the consideration to be provided to the MITI Stockholders in connection with the proposed MITI Merger is fair, from a financial point of view, to the MITI Stockholders. THE MITI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MITI VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. For a discussion of the factors considered by the directors of MITI in reaching their decision, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Reasons for the Mergers; Board Recommendations."

OPINION OF MITI'S FINANCIAL ADVISOR

    On April 12, 1995, Gerard Klauer Mattison & Co., L.L.C. ("GKM"), financial advisor to MITI in connection with the MITI Merger, delivered its oral opinion to the Board of Directors of MITI, which was later confirmed in writing, to the effect that on and as of the date of such opinion, and based upon the procedures and subject to the assumptions described in such opinion, the value of the consideration to be paid to the MITI Stockholders in the MITI Merger is fair, from a financial point of view, to the MITI Stockholders. In arriving at its opinion, GKM, among other things: (i) reviewed certain internal business, operating and financial information, including financial forecasts, furnished to GKM by MITI, (ii) discussed the past and current operations and financial condition and the prospects of MITI with members of senior management of MITI,
(iii) compared the financial performance of MITI with that of certain comparable publicly traded companies, (iv) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions, (v) reviewed the Merger Agreement, drafts of the Joint Proxy Statement/Prospectus, certain other documents related to the Mergers and MITI's arrangements with its joint venture partners and (vi) conducted such other analyses, performed such other investigations and considered such other matters as GKM deemed necessary to arrive at its opinion, including, but not limited to, GKM's assessment of general economic, market and monetary conditions in the United States and, in particular, in those foreign countries in which MITI operates, in light of the political, economic and social risks associated with foreign investments. Further, in rendering its opinion, GKM has assumed, as instructed by MITI, that the aggregate value of consideration to be received by the MITI Stockholders pursuant to the MITI Merger is $100 million. This assumption is based on the formula set forth in the Merger Agreement which provides that the

MITI Exchange Ratio will vary based on the Actava Average Closing Price such that the aggregate market value of the Common Stock to be issued to the MITI Stockholders in connection with the MITI Merger shall be not less than $100 million. A copy of GKM's opinion is attached as Appendix D to this Joint Proxy Statement/Prospectus and holders of MITI Common Stock are urged to read the opinion in its entirety. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors."

THE MITI ACTION BY WRITTEN CONSENT

    In accordance with the terms and conditions of the MITI Stockholders' Agreement, the affirmative vote of the holders of 65% or more of all of the issued and outstanding shares of MITI Common Stock is required to approve the MITI Merger as provided for in the Merger Agreement. In lieu of holding a Special Meeting of the MITI Stockholders in order to consider and vote upon a proposal to approve and adopt the Merger Agreement, MITI Stockholders will be asked to act by written consent in accordance with Section 228 of the DGCL with respect to this proposal (the "MITI Action by Written Consent"). In addition, each MITI Stockholder may be asked to terminate, waive and release all of its rights and claims under the MITI Stockholders' Agreement.

    As of the record date established for the MITI Action by Written Consent, directors, executive officers and affiliates of MITI owned beneficially an aggregate of 1,213,269 shares of MITI Common Stock (excluding shares which may be received upon the exercise of MITI Options), or approximately 70.7% of the outstanding shares of MITI Common Stock. Included among the 1,213,269 shares of MITI Common Stock owned beneficially by MITI's directors, executive officers and affiliates are an aggregate of 957,414 shares of MITI Common Stock, or approximately 55.8% of the outstanding shares of MITI Common Stock, owned beneficially by the Metromedia Holders. If all shares held by directors, executive officers and affiliates of MITI (including the Metromedia Holders who have indicated that they will vote in favor of the Merger Agreement if the Merger Agreement is approved by the requisite vote of each of the Actava Stockholders and the Sterling Stockholders) are voted in favor of the MITI Merger, the vote will be sufficient to assure approval of the proposal to approve the Merger Agreement.

    The Board of Directors of MITI knows of no other business that will be presented for consideration by the MITI Stockholders at the time of the MITI Action by Written Consent. See "INFORMATION REGARDING THE MEETINGS--Vote Required--MITI."

STERLING RECOMMENDATION

    At the September 14, 1995 meeting of Sterling's Board of Directors held to consider the Sterling Merger, the directors of Sterling considered and unanimously approved the Merger Agreement as being in the best interests of Sterling and its stockholders. The directors of Sterling considered the advantages and benefits of the Mergers to Sterling and the Sterling Stockholders and the risks and uncertainties associated with the Mergers. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Sterling's Reasons for the Sterling Merger." The Board of Directors unanimously concluded that the Mergers provide the Sterling Stockholders with significant opportunities for growth and long-term capital appreciation and that these opportunities outweigh the risks that will be faced by the Surviving Corporation. Because of these opportunities, the Board of Directors of Sterling believes that the Mergers are in the best interests of Sterling and the Sterling Stockholders. ACCORDINGLY, THE STERLING BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF STERLING VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. For a discussion of the factors considered by the directors of Sterling in reaching their decision, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Reasons for the Mergers; Board Recommendations."

OPINION OF STERLING'S FINANCIAL ADVISORS

    On April 11, 1995, Houlihan, Lokey, Howard & Zukin ("Houlihan Lokey"), Sterling's financial advisor in connection with the Sterling Merger, delivered its oral opinion to the Board of Directors of Sterling, which was later confirmed in writing, to the effect that, on and as of the date of such opinion, and based upon the procedures and subject to the assumptions described in such opinion, the value of the consideration to be paid to the Sterling Stockholders in the Sterling Merger is fair, from a financial point of view, to Sterling Stockholders. In arriving at its opinion, Houlihan Lokey (i) had discussions with certain members of the senior management of Sterling regarding the operations, financial condition, future prospects and projected operations and performance of Sterling; (ii) reviewed forecasts and projections prepared by Orion, Actava, MITI and Sterling management; (iii) reviewed the historical market prices and trading volume for Orion's and Actava's publicly traded securities; (iv) reviewed certain other publicly available financial data for certain companies that it deemed comparable to Orion, Actava, MITI and Sterling;
(v) reviewed the Merger Agreement and drafts of this Joint Proxy Statement/Prospectus; and (vi) conducted such other studies, analyses and inquiries as it deemed appropriate. A copy of Houlihan Lokey's opinion is attached as Appendix E to this Joint Proxy Statement/Prospectus and holders of Sterling Common Stock are urged to read the opinion in its entirety. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors."

THE STERLING SPECIAL MEETING

    The Sterling Special Meeting will be held on November 1, 1995 at 9:00 a.m., local time in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019 . Sterling Stockholders will vote at the Sterling Special Meeting on whether to approve the Sterling Merger by considering and voting upon a proposal to approve and adopt the Merger Agreement (Proposal No. 1).

    The affirmative vote of the holders of a majority of all the issued and outstanding shares of Sterling Common Stock (whether or not represented in person or by proxy at the Sterling Special Meeting) is required to approve the Sterling Merger as provided for in the Merger Agreement.

    As of the record date for the Sterling Special Meeting, directors, executive officers and affiliates of Sterling owned beneficially an aggregate of 2,653,800 shares of Sterling Common Stock, or approximately 23.7% of the outstanding shares of Sterling Common Stock. Furthermore, 6,400,000 shares, or approximately 57.1% of the outstanding shares of Sterling Common Stock, are held by a voting trust (the "Sterling Voting Trust") created by the Voting Trust Agreement dated March 30, 1992 by and among Sterling, the voting trustees named therein and the Liquidation Estate (as defined therein). It is anticipated that the Sterling Voting Trust and all such directors, executive officers and affiliates will vote their shares in favor of the proposal to approve the Merger Agreement. Accordingly, if all such shares held by the Sterling Voting Trust and directors, executive officers and affiliates of Sterling are voted as anticipated, the vote will be sufficient to assure approval of the Merger Agreement.

    The Board of Directors of Sterling knows of no other business that will be presented for consideration at the Sterling Special Meeting. See "INFORMATION REGARDING THE MEETINGS--Vote Required--Sterling."

MANAGEMENT AND OPERATIONS AFTER THE MERGERS

    It is currently anticipated that, following the consummation of the Mergers, a three person Office of the Chairman will be created to manage the business and affairs of the Surviving Corporation consisting of the following persons: John
W. Kluge, the current Chairman of the Board of Orion and MITI, as Chairman of the Board, Stuart Subotnick, the current Vice Chairman of Orion and MITI, as Vice Chairman, and John D. Phillips, the current President and Chief Executive Officer of Actava, as President and Chief Executive Officer.

    The Merger Agreement provides that as of the Effective Time the number of members of the Board of Directors of the Surviving Corporation will be fixed at ten persons to be designated prior to the Effective Time. Six of the ten persons are to be designated by the Board of Directors of Orion and the remaining four directors are to be designated by the Board of Directors of Actava. It is currently anticipated that Messrs. Kluge and Subotnick and Silvia Kessel, a Senior Vice President of Metromedia and an Executive Vice President and director of Orion, Richard J. Sherwin, Co-President and a director of MITI, Arnold L. Wadler, a Senior Vice President of Metromedia and a director of Orion, and Leonard White, President, Chief Executive Officer and a director of Orion, will be designated by Orion to the Surviving Corporation's Board of Directors. It is currently anticipated that Mr. Phillips and Carl E. Sanders, John P. Imlay, Jr. and Clark A. Johnson, each of whom is a director of Actava, will be designated by Actava to the Surviving Corporation's Board of Directors.

    Triton and Actava are currently parties to an amended and restated stockholders agreement (the "Triton Stockholders Agreement") which generally provides that Actava's Board of Directors must be fixed at nine members and that Triton is entitled to nominate two members to Actava's Board of Directors if Triton owns in excess of 20% of the outstanding Common Stock and is entitled to nominate one member to Actava's Board of Directors if it owns more than 10% but less than 20% of the outstanding Common Stock. Because Triton would own in excess of 10% but less than 20% of the Common Stock following consummation of the Mergers, in accordance with the terms of the Triton Stockholders Agreement, the Surviving Corporation's Board of Directors will be fixed at nine members and the Surviving Corporation would be required to nominate one director designated by Triton to the Surviving Corporation's Board of Directors. Unless Triton waives compliance with such provision of the Triton Stockholders Agreement, it is currently anticipated that Triton will designate Richard Nevins, who is currently a member of the Board of Directors of Actava, to serve on the Board of Directors of the Surviving Corporation. In this event, the Board of Directors of the Surviving Corporation will consist of nine persons rather than ten persons as contemplated by the Merger Agreement. The nine persons who will serve as directors under these circumstances will be (i) the six persons designated by Orion and named above, (ii) Mr. Nevins, (iii) Mr. Phillips and (iv) either Mr. Sanders, Mr. Imlay or Mr. Johnson. If the nine persons referred to above are elected to the Board of Directors of the Surviving Corporation and if Triton, at any time prior to the time when the Surviving Corporation nominates directors for election at the Surviving Corporation's first annual meeting of stockholders after the Effective Time, loses or waives its right to nominate one director to the Surviving Corporation's Board of Directors, it is anticipated that the two directors designated by Actava who were not able to serve on the Surviving Corporation's Board of Directors at the Effective Time will then be appointed to the Surviving Corporation's Board of Directors.

    The Board of Directors of the Surviving Corporation will be divided into three classes. One class of directors will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1996, a second class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1997, and a third class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1998. Members of each class will hold office until their successors are elected and qualified. At each succeeding annual meeting of stockholders of the Surviving Corporation, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting and will hold office for a three-year term.

REGULATORY APPROVALS

    The appropriate filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart Scott Act"), have been made and the waiting period expired on June 12, 1995. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Regulatory Filings and Approvals."

PUBLIC TRADING MARKET

    It is a condition to the consummation of the Mergers that the outstanding shares of Common Stock and the shares of Common Stock to be issued in connection with the Orion Merger, the MITI Merger and the Sterling Merger be accepted for listing on the NYSE or the AMEX or accepted for quotation on the NASDAQ/NMS. An application to list the Surviving Corporation's Common Stock on the AMEX will be filed shortly.

ACCOUNTING TREATMENT

    At the Effective Time, the Metromedia Holders will (through their majority ownership of the Orion Common Stock and through their control, with a member of Orion's management, of the Board of Directors of Orion) control the direction and operations of the Surviving Corporation as a result of their ability to designate a majority of the members of the Board of Directors of the Surviving Corporation at the Effective Time and will be the Surviving Corporation's single largest stockholder. Due to the existence of common control of Orion and MITI, their combination pursuant to the Mergers will be accounted for as a combination of entities under common control. As a result, the combination of Orion and MITI will be effected utilizing historical costs for the ownership interests of the Metromedia Holders. The remaining ownership interests of MITI other than those of the Metromedia Holders will be accounted for based on fair value, as determined by the value of shares received by such holders at the Effective Time, in accordance with the purchase method of accounting. For accounting purposes only, Orion and MITI have been deemed to be the joint acquiror of Actava and Sterling. The acquisition of Actava and Sterling will be accounted for as a purchase. As a result of the reverse acquisition of Actava by Orion, the historical financial statements of the Surviving Corporation for periods prior to the Mergers will be those of Orion rather than Actava.

DISSENTERS' RIGHTS

    Orion Stockholders and Actava Stockholders are not entitled to dissenters' rights of appraisal or other dissenters' rights under Delaware law with respect to the Mergers or any transactions contemplated by the Merger Agreement.

    Holders of MITI Common Stock and Sterling Common Stock have the right to obtain a cash payment under Section 262 ("Section 262") of the DGCL for the "fair value" of their shares (exclusive of any element of value arising from the accomplishment or expectation of the MITI Merger or the Sterling Merger, as the case may be). In order to exercise appraisal rights, MITI and/or Sterling stockholders must take certain steps, including (i) holding the MITI Common Stock or Sterling Common Stock, as the case may be, at the Effective Time, (ii) voting against or abstaining from voting on the approval of the Merger Agreement, (iii) delivering a written demand for appraisal to MITI or Sterling, as the case may be, prior to the vote on the Merger Agreement and (iv) filing a petition in the Delaware Court demanding a determination of the "fair value" of the MITI Common Stock or Sterling Common Stock, as the case may be, within 120 days after the date of the consummation of the Mergers. Such "fair value" would be determined in judicial proceedings. Failure to take any of the actions required under Section 262 may result in the loss of such statutory appraisal rights. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Dissenters' Rights."

EQUIVALENT PER SHARE DATA

    The following sets forth certain data concerning the historical net income
(loss), dividends and book value per share for each of Actava, Orion, MITI and Sterling, and for combined Actava, Orion, MITI and Sterling on a pro forma basis after giving effect to the Mergers, the refinancing of the Orion Senior Indebtedness and the Orion Subordinated Indebtedness, the conversion to equity of certain amounts owed to Metromedia and its affiliates, the repayment of certain Actava subordinated debt (which occurred during Actava's current fiscal year which began on January 1, 1995) and the retirement of Actava's redeemable common stock (which occurred during Actava's current fiscal year which began on January 1, 1995). The information below should be read in conjunction with the unaudited Pro Forma Combining Financial Statements and the historical financial statements of Actava, Orion, MITI and Sterling included elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference. The unaudited pro forma equivalent per share data shows, for each share of Common Stock, Orion Common Stock, MITI Common Stock and Sterling Common Stock before the Mergers, its equivalent position after giving effect to the Mergers. Orion, MITI and Sterling stockholders will receive .57143, 5.54937 and .04627 shares, respectively, of Common Stock for each share of Orion Common Stock, MITI Common Stock and Sterling Common Stock outstanding (assuming the Determination Date occurred on September 20, 1995).

                         THREE MONTHS     SIX MONTHS      THREE MONTHS                          YEAR ENDED
                            ENDED            ENDED            ENDED       -------------------------------------------------------
                         MAY 31, 1995    JUNE 30, 1995    JUNE 30, 1995   MARCH 31, 1995   FEBRUARY 28, 1995   DECEMBER 31, 1994
                         ------------   ---------------   -------------   --------------   -----------------   ------------------
      HISTORICAL            ORION       ACTAVA    MITI      STERLING         STERLING            ORION         ACTAVA      MITI
-----------------------  ------------   ------   ------   -------------   --------------   -----------------   ------     -------
Net income (loss) per
 common share..........     $ (.49)     $(1.07)  $(7.65)      --              $ 0.02            $ (2.51)       $(1.29)    $(12.05)
Cash dividends declared
 per share.............     --            --       --         --              --                --               --         --
Book value per common
 share at end of
 period................     $ (.91)       6.17    (4.51)         .34            0.33              (0.42)         6.79        2.99

                                          THREE MONTHS ENDED MAY 31, 1995                      YEAR ENDED FEBRUARY 28, 1995
                             ---------------------------------------------------------   -----------------------------------------
                               COMBINED                                                  COMBINED
                                ACTAVA,                   EQUIVALENT PER                 ACTAVA,            EQUIVALENT PER
                                ORION,       -----------------------------------------    ORION,    ------------------------------
                               MITI AND       ACTAVA     ORION       MITI     STERLING   MITI AND    ACTAVA     ORION       MITI
         PRO FORMA             STERLING      SHARE(2)   SHARE(2)   SHARE(2)   SHARE(2)   STERLING   SHARE(2)   SHARE(2)   SHARE(2)
---------------------------  -------------   --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) per
 common share..............      $(.55)       $ (.55)    $ (.31)    $(3.02)    $ (.03)    $(2.18)    $(2.18)    $(1.24)   $ (12.09)
Cash dividends declared per
 share.....................     --             --         --         --         --         --         --         --          --
Book value per common share
 at end of period..........      $9.25        $ 9.25     $ 5.29     $51.32     $  .43        N/A        N/A        N/A         N/A


                             STERLING
         PRO FORMA           SHARE(2)
---------------------------  --------
Net income (loss) per
 common share..............  $   (.10)
Cash dividends declared per
 share.....................     --
Book value per common share
 at end of period..........       N/A

------------
(1) Reflects pro forma per share data as if the Mergers, the refinancing of the Orion Senior Indebtedness and the Orion Subordinated Indebtedness, the conversion to Common Stock of certain amounts owed to Metromedia and its affiliates, the repayment of certain Actava subordinated debt and the retirement of Actava redeemable common stock occurred as of January 1, 1994.

(2) Reflects the unaudited pro forma combined Actava, Orion, MITI and Sterling amounts multiplied by the exchange ratios of .57143, 5.54937 and .04627 shares for Orion Common Stock, MITI Common Stock and Sterling Common Stock, respectively, and multiplied by 1 share for Common Stock.

MARKET PRICES OF COMMON STOCK AND ORION COMMON STOCK

  Actava

    The Common Stock is listed and traded on the NYSE and the Pacific Stock Exchange under the symbol "ACT." The following table sets forth the quarterly high and low closing sales prices per share for Common Stock according to the New York Stock Exchange Composite Tape for the periods indicated.

                                                                          COMMON
                                                                          STOCK
                                                               -----------------------------
   FISCAL QUARTER ENDED                                             HIGH            LOW
   --------------------                                         ------------    ------------
1993
March 31.....................................................         14 1/2          11 5/8
June 30......................................................             14           9 1/2
September 30.................................................          9 1/2           7 1/4
December 31..................................................          8 1/4           6 5/8

1994
March 31.....................................................          9 1/4           5 7/8
June 30......................................................          9 3/8           5 3/4
September 30.................................................         13 3/4           8 1/4
December 31..................................................         10 3/8           8 3/8

1995
March 31.....................................................             11           8 3/4
June 30......................................................         13 3/8           8 5/8
September 30 (through September 20, 1995)....................         18 3/4          13 1/4

  Orion

    The Orion Common Stock is traded in the over-the-counter market and its stock is quoted on the NASDAQ/NMS under the symbol "ORPC." The table below reflects the quarterly high and low transaction prices per share of the Orion Common Stock in the over-the-counter market for the periods indicated as reported by NASDAQ/NMS. Prices for the Orion Common Stock reflect interdealer transactions without markup, markdown or commission.

                                                                          ORION
                                                                          COMMON
                                                                          STOCK
   FISCAL YEAR ENDED                                              ----------------------------
   FEBRUARY 28, 1994                                                  HIGH            LOW
   -----------------                                              ------------    ------------
First Quarter..................................................         3 1/4            2 3/8
Second Quarter.................................................         7 7/8           2 1/16
Third Quarter..................................................         9 1/2            5 1/2
Fourth Quarter.................................................         7 1/8            5 1/4


    FISCAL YEAR ENDED
    FEBRUARY 28, 1995                                                 HIGH            LOW
    -----------------                                             ------------    ------------
First Quarter..................................................             7            4 7/8
Second Quarter.................................................         6 1/4            2 5/8
Third Quarter..................................................         6 3/4            4 1/2
Fourth Quarter.................................................         6 3/8            4 3/4

    FISCAL YEAR ENDED
    FEBRUARY 29, 1996                                                 HIGH            LOW
    -----------------                                             ------------    ------------
First Quarter..................................................             8            5 3/8
Second Quarter.................................................       9 29/32            6 5/8
Third Quarter (through September 20, 1995).....................            11           8 9/16

    The closing transaction price on August 30, 1994 (the last closing transaction price available immediately prior to the announcement of the Mergers) reported by NASDAQ/NMS for the Orion Common Stock was $3 9/16 and the closing sales price on such date reported by NYSE for the Common Stock was $13 3/8. On September 20, 1995, the closing transaction price for the Orion Common Stock reported by NASDAQ/NMS was $10 3/4 and the closing transaction price for the Common Stock on such date reported by the NYSE was $18 3/4.

  Sterling and MITI

    Although the Sterling Common Stock is registered under the Exchange Act, and therefore Sterling is required to file periodic reports with the Commission, there is no established trading market for the Sterling Common Stock. MITI is a private company and there is no established trading market for the MITI Common Stock.

SUMMARY FINANCIAL DATA

    The following tables present selected audited historical financial data of Orion (except for the three month periods ended May 31, 1995 and 1994, which are unaudited), Actava (except for the six month periods ended June 30, 1995 and 1994, which are unaudited), MITI (except for the year ended December 31, 1991 and the six month periods ended June 30, 1995 and 1994, which are unaudited) and Sterling (except for the three month periods ended June 30, 1995 and 1994, which are unaudited) and selected unaudited pro forma financial data after giving effect to the Mergers.

    The pro forma data are not necessarily indicative of the results of operations or the financial condition that would have been reported if the Mergers had been in effect during those periods, or as of those dates, or that may be reported in the future. The pro forma combined per share data of Orion gives effect to the exchange of each share of Orion Common Stock for .57143 shares of Common Stock, each share of MITI Common Stock for 5.54937 shares of Common Stock and each share of Sterling Common Stock for .04627 shares of Common Stock, in connection with the Orion Merger, the MITI Merger and the Sterling Merger, respectively.

    These data should be read in conjunction with the consolidated financial statements of Actava and the related notes thereto, which are incorporated by reference herein, and the consolidated financial statements of Orion, MITI and Sterling and the related notes thereto appearing elsewhere in this Joint Proxy Statement/Prospectus and in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SURVIVING CORPORATION PRO FORMA COMBINING FINANCIAL STATEMENTS," "Consolidated Financial Statements of Orion," "Consolidated Financial Statements of MITI" and "Consolidated Financial Statements of Sterling."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

ORION--HISTORICAL

                   THREE MONTHS  THREE MONTHS                        YEAR ENDED FEB 28/29
                      ENDED         ENDED        -------------------------------------------------------------
                   MAY 31, 1995  MAY 31, 1994      1995        1994         1993         1992          1991
                   ------------  ------------    --------    ---------    --------    ----------    ----------
                          (UNAUDITED)
Revenues..........      42,232        83,757     $191,244     $175,662    $222,318      $491,117      $507,304
                   ------------  ------------    --------    ---------    --------
Loss from
  continuing
  operations......      (9,761)      (12,104)     (50,270)    (125,196)    (72,973)     (280,832)      (60,648)
                   ------------  ------------    --------    ---------    --------
 Per common share:
   Primary........        (.49)         (.61)       (2.51)       (6.26)     (11.29)    (1,744.47)      (409.97)
   Fully diluted..        (.49)         (.61)       (2.51)       (6.26)     (11.29)    (1,755.38)      (427.30)
Dividends per
  common share....          --            --           --           --          --            --            --
Total assets......     323,284       452,920      351,588      508,014     704,356       856,950     1,058,673
Notes and
  subordinated
  debt............     198,150       253,732      212,079      274,501     325,158       521,968       510,894

ACTAVA--HISTORICAL

                          SIX MONTHS  SIX MONTHS
                            ENDED       ENDED                      YEAR ENDED DECEMBER 31,
                           JUNE 30,    JUNE 30,   ---------------------------------------------------------
                             1995        1994       1994      1993(A)     1992(A)     1991(A)     1990(A)
                          ----------  ----------  ---------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
Revenues.................    $98,848    $279,214   $551,828    $465,812    $377,890    $274,907    $348,401
Loss from continuing
  operations.............    (18,858)    (18,263)   (23,456)    (51,716)       (322)    (55,987)    (10,649)
Loss from continuing
  operations
  Per common
  share(b)...............      (1.07)      (1.02)     (1.29)      (3.01)       (.02)      (3.38)       (.59)
Dividends per common
  share..................         --          --         --         .36         .36         .36         .32
Total assets.............    426,839     591,606    493,779   1,271,584   1,217,866   1,089,554   1,015,867
Long-term and
  subordinated debt......    156,674     189,894    159,740     411,438     413,923     352,219     243,570

MITI--HISTORICAL

                                          SIX MONTHS  SIX MONTHS
                                            ENDED       ENDED            YEAR ENDED DECEMBER 31,
                                           JUNE 30,    JUNE 30,   --------------------------------------
                                             1995        1994       1994      1993      1992      1991
                                          ----------  ----------  --------  --------  --------  --------
                                               (UNAUDITED)
Revenues.................................     $3,316      $1,495    $3,545       $51       $24        $0
Equity in losses of Joint Ventures(c)....     (2,221)       (362)   (2,257)     (777)     (269)     (120)
Loss from continuing operations..........    (13,122)     (5,156)  (19,141)   (7,334)   (2,870)     (808)
Investments in and Advances to Joint
  Ventures...............................     33,133      15,455    24,311     9,712     5,220     1,507
Total assets.............................     50,673      29,843    40,282    12,637     6,083     1,850
Notes payable and long-term debt.........     46,922       7,714    24,948     9,999     5,266         0

STERLING--HISTORICAL

                                       THREE MONTHS  THREE MONTHS
                                          ENDED         ENDED                YEAR ENDED MARCH 31,
                                         JUNE 30,      JUNE 30,      -------------------------------------
                                           1995          1994         1995      1994      1993      1992
                                       ------------  ------------    ------    ------    ------    -------
                                              (UNAUDITED)
Revenues.............................. $      1,705  $      1,355    $8,443    $7,839    $7,137    $ 7,795
Income (loss) before extraordinary
  item................................           16           (22)      259       400       284       (244)

Per common share(b)...................           --            --       .02       .04       .03       (.02)
Total assets..........................        7,074         9,150     8,146     8,562     7,791      9,088
Debt..................................          495            --       495        --        --         --

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

PRO FORMA--COMBINED

                                                                         PRO FORMA--COMBINED
                                                                  ---------------------------------
                                                                  THREE MONTHS
                                                                     ENDED           YEAR ENDED
                                                                  MAY 31, 1995    FEBRUARY 28, 1995
                                                                  ------------    -----------------
                                                                             (UNAUDITED)
Revenues.......................................................    $  102,110         $ 452,734

Loss from continuing operations................................       (22,223)          (88,813)

Per common share:
  Primary......................................................          (.55)            (2.18)
  Fully diluted................................................          (.55)            (2.18)
Dividends per common share.....................................       --               --
Total assets...................................................     1,052,558          N/A
Debt...........................................................       402,933          N/A

------------

 (a)  Reclassified for discontinued operations.
 (b)  Per share data is primary; fully diluted data is not dilutive.
 (c)  Effective January 1, 1994, MITI changed its policy of accounting for the Joint Ventures by recording its equity in their losses based upon a three month lag. As a result, the
      1994 consolidated Statement of Operations reflects nine months of operations through
      September 30, 1994 for the Joint Ventures compared to twelve months for 1993.
      Additionally, as a result of this change in policy, consolidated statement of operations data for the six month period ended June 30, 1995 reflects equity in losses of the Joint Ventures for the period from October 1, 1994 to March 31, 1995. The consolidated statement of operations for the six month period ended June 30, 1994 reflects equity in losses of the Joint Ventures for the period from January 1, 1994 to
      March 31, 1994. Had MITI applied this method from October 1, 1993, the effect on reported 1994 operating results would not have been material. Future years will reflect twelve months of activity based upon a September 30 reporting period for the Joint
      Ventures.

                                  RISK FACTORS

    Orion Stockholders, Actava Stockholders, MITI Stockholders and Sterling Stockholders should consider carefully, in addition to the other information set forth herein, the following risk factors before voting to approve the proposed Mergers.

ORION, ACTAVA AND MITI HAVE EACH RECENTLY INCURRED OPERATING LOSSES AND ORION AND MITI HAVE FACED OTHER FINANCIAL DIFFICULTIES.

  Orion

    For the three months ended May 31, 1995 and the fiscal years ended February 28, 1995, 1994 and 1993, Orion reported a net loss of $(9.8 million) and income
(loss) before extraordinary gains of $(50.3 million), $(125.2 million) and $(73.0 million), respectively. During the fiscal year ended February 28, 1995, Orion could not satisfy the debt repayment schedule set forth in the Third Restated Credit Agreement and in Orion's agreement with Sony entered into in connection with the Plan and, as a result, the guarantors of such indebtedness satisfied such obligation. Orion has not satisfied its payment obligation to Sony and Orion anticipates that it will not satisfy its payment obligations to the Banks during October 1995 and therefore Metromedia will be obligated to satisfy such payment shortfall pursuant to the Bank Guarantee. Further, Orion has not been able to satisfy its payment obligations under certain of its indentures during its current fiscal year, which began on March 1, 1995, leading to an event of default under such indentures as of August 31, 1995. The event of default gives the Trustee under such indentures or the holders of such notes the right to accelerate payment thereunder in accordance with the terms of the indentures for such notes. If an acceleration under such indentures occurs, Orion, absent the refinancing comtemplated to occur in connection with the Mergers or other financing arrangements, may be forced to seek protection under chapter 11 of the Bankruptcy Code. As a result of Orion's then anticipated payment shortfall, Orion's independent auditor's report on the consolidated financial statements for the fiscal year ended February 28, 1995 states that this condition raises substantial doubt about Orion's ability to continue as a going concern. In addition, on December 11 and 12, 1991, Orion and its subsidiaries filed petitions under chapter 11 of the Bankruptcy Code for protection from various creditors. See "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  MITI

    For the six months ended June 30, 1995 and the fiscal years ended December 31, 1994, 1993 and 1992, MITI reported net losses of $(13.1 million), $(19.1 million), $(7.3 million) and $(2.9 million), respectively. As a result of MITI's recurring losses from operations, MITI's independent auditors' report on the financial statements for the fiscal year ended December 31, 1994 states conditions that raise substantial doubt about MITI's ability to continue as a going concern.

  Actava

    For the six months ended June 30, 1995 and the fiscal years ended December 31, 1994, 1993 and 1992, Actava reported net losses from continuing operations of $(18.9 million), $(23.5 million), $(51.7 million) and $(.3 million), respectively, and net income (loss) of $(18.9 million), $(65.8 million), $(47.6 million), and $11.6 million, respectively.

NO ASSURANCES OF PROFITABILITY OF THE SURVIVING CORPORATION

    Management of Orion, Actava, Sterling and MITI believe that the Surviving Corporation will report significant operating losses for the fiscal years ended December 31, 1995 and December 31, 1996. The future profitability of the Surviving Corporation will depend upon the success of its operations in the communications industry in Eastern Europe and other emerging markets and in the motion picture industry, both of which are speculative and involve a high degree of risk. There can be no assurance that the businesses conducted by Orion, Actava, MITI and Sterling will be integrated successfully with each other. Accordingly, there can be no assurance of the profitability of the Surviving Corporation.

LEVERAGE AND DEBT SERVICE PAYMENTS OF THE SURVIVING CORPORATION

    The Surviving Corporation will be a highly leveraged company. As a result of the consummation of the Mergers and the refinancing described above, the Surviving Corporation would have a debt to equity ratio of 1.07 on a pro forma basis. It is anticipated that the Surviving Corporation's 1995 pro forma debt will require debt service payments of approximately $20.4 million during the remainder of the fiscal year ending December 31, 1995.

    Debt service payments required to be made after December 31, 1995 by the Surviving Corporation will be substantial. For example, it is anticipated that the Surviving Corporation's 1996 pro forma debt will require debt service payments of approximately $98.9 million during the calendar year ending December 31, 1996, excluding certain amounts payable under New Snapper's revolving credit facility, which are subject to change. Unless it curtails significantly the implementation of its short and long term business objectives, the Surviving Corporation expects that it will have to (i) refinance, restructure or extend New Orion's term loan and/or the Surviving Corporation's one year $35 million credit facility, (ii) otherwise restructure its capitalization, (iii) raise funds through a private or public sale of equity or debt securities or (iv) dispose of certain nonstrategic assets in order to be able to service its debt and satisfy its ongoing working capital requirements. No assurance can be given that such extension, refinancing or restructuring can be completed on acceptable terms, if at all, or that the Surviving Corporation will be able to realize a fair price for its nonstrategic assets if it chooses to dispose of any of them. In addition, the cash flow required to service the debt of the Surviving Corporation may reduce its liquidity, which in turn could reduce its ability to fund the production or acquisition of entertainment product for distribution by Orion, the capital expenditures required by MITI, the internal growth of the Surviving Corporation and other capital improvements required by the Surviving Corporation. The Surviving Corporation's degree of financial leverage and debt service obligations following the consummation of the Mergers also could inhibit its ability to obtain outside financing at all or to obtain outside financing on reasonably acceptable terms. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers."

FUTURE FINANCING NEEDS

    The Surviving Corporation will require substantial funds to achieve its short term and long term business objectives. In addition to the possible need to refinance the Surviving Corporation's indebtedness as described above, each of Orion, MITI and Sterling is engaged in an industry which requires significant cash and capital expenditures prior to the recognition of revenue. Generally, producers of motion picture product are required to spend significant capital in order to fund the development, production and distribution costs associated with such motion picture product prior to its theatrical release or other distribution and the receipt of any revenues. The Surviving Corporation intends to reduce the risks associated with substantial upfront production costs by obtaining financing from acceptable third party production partners and by "pre-selling" certain rights in films prior to production. There can be no assurance, however, that the Surviving Corporation will be successful in either pre-selling rights or obtaining acceptable production partners on commercially reasonable terms. MITI's businesses are similarly capital intensive and require the investment of significant amounts of capital in order to construct and develop operational systems and to attract a significant number of subscribers to a network.

    The Surviving Corporation may require additional financing in order to satisfy its on-going working capital requirements and its debt service requirements. No assurance can be given that additional financing will be available to the Surviving Corporation on acceptable terms, if at all. If the Surviving Corporation raises additional funds by issuing additional equity securities, further dilution to existing equityholders will result. If adequate additional funds are not available, the Surviving Corporation may be required to curtail significantly its short term and long term business objectives and the Surviving Corporation's results from operations may be materially and adversely affected.

CONTROL OF SURVIVING CORPORATION BY METROMEDIA HOLDERS DUE TO CONCENTRATION OF SHARE OWNERSHIP AND VOTING CONTROL

    Following the consummation of the Mergers, the Metromedia Holders will collectively own approximately 33.3% of the outstanding shares of Common Stock of the Surviving Corporation (assuming that the Determination Date occurred on September 20, 1995, including shares of Common Stock issuable upon the conversion of certain amounts owed to certain of the Metromedia Holders as of such date, as described herein, and assuming the exercise of all outstanding options to acquire shares of Common Stock) and will be the Surviving Corporation's largest stockholder. In addition, Metromedia, as the majority stockholder of Orion and whose designees, together with a member of Orion's management, constitute a majority of the members of the Board of Directors of Orion, will, pursuant to the Merger Agreement, be entitled to designate, at the Effective Time, six of the ten members of the Surviving Corporation's Board of Directors. The size of the Surviving Corporation's Board of Directors is subject to downward adjustment under certain circumstances. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers." In accordance with the Restated Certificate of Incorporation and By-laws of the Surviving Corporation and Delaware law, in the future, the majority of the members of the Surviving Corporation's Board of Directors will nominate the directors for election to the Surviving Corporation's Board of Directors. Accordingly, it is likely that directors designated by the Metromedia Holders will constitute a majority of the members of the Board of Directors of the Surviving Corporation. As such, the Metromedia Holders will likely control the direction and future operations of the Surviving Corporation, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of the Surviving Corporation's capital stock and other securities. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of the Surviving Corporation pursuant to a transaction which might otherwise be beneficial to stockholders.

ANTI-TAKEOVER PROVISIONS IN THE SURVIVING CORPORATION'S CHARTER AND BY-LAWS

    The Surviving Corporation's Restated Certificate of Incorporation and By-laws will contain provisions that could delay, defer or prevent a change in control without the approval of its incumbent Board of Directors. These provisions, among other things, (i) divide the Board of Directors into three classes, with members of each class to be elected in staggered three year terms,
(ii) prohibit stockholder action by written consent in lieu of a meeting, (iii) limit the right to call special meetings of stockholders to the Chairman or Vice Chairman of the Surviving Corporation's Board of Directors and (iv) authorize the Board of Directors to issue preferred stock in one or more classes or series without any action on the part of stockholders. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Surviving Corporation's Common Stock and significantly impede the ability of the holders of the Surviving Corporation's Common Stock to replace management. In addition, it is anticipated that within 30 days following the Effective Time, the Surviving Corporation will adopt a stockholder rights plan which will have certain anti-takeover effects. Although the specific terms of such rights plan have not been determined, it is expected that such rights plan will cause substantial dilution to a person or group that attempts to acquire the Surviving Corporation on terms not approved by the Surviving Corporation's Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of the Common Stock.

INTERESTS OF AND BENEFITS TO THE METROMEDIA HOLDERS AND SENIOR EXECUTIVES OF ACTAVA AS A RESULT OF THE MERGERS

  Metromedia Holders

    As a result of the consummation of the Mergers, the Metromedia Holders, which currently control a majority of the outstanding common stock of each of Orion and MITI, will be the largest single stockholder of the Surviving Corporation. Certain officers of Metromedia also currently serve as officers and directors of Orion and MITI, including John W. Kluge and Stuart Subotnick, the general partners of Metromedia, who will serve as Chairman of the Board of Directors and Vice Chairman of the Board of Directors, respectively, of the Surviving Corporation.

  Metromedia Loans and Advances to Orion, MITI and Sterling

    Each of Orion, MITI and Sterling and certain of their respective affiliates are currently party to a number of material contracts and other arrangements with Metromedia and certain affiliates of Metromedia pursuant to which Metromedia and certain of its affiliates have, among other things, made loans to, or paid obligations on behalf of, each of Orion, MITI and Sterling and their affiliates, some of which Metromedia financed through the use of the Actava-Metromedia Credit Agreement, as discussed below. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers." Certain of the amounts owed by Orion ($20,400,000), MITI ($34,076,000) and Sterling ($524,000) to Metromedia
will be utilized by Metromedia to repay to Actava certain amounts owed by Metromedia to Actava under the Actava-Metromedia Credit Agreement. Accordingly, at the Effective Time, there will be no net addition to the assets of the Surviving Corporation as a result of these transactions. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava as a Result of the Mergers." In addition Metromedia and Mr. Kluge have guaranteed certain amounts owed by Orion to the Banks and amounts owed to Sony pursuant to the Bank Guarantee (the maximum exposure thereunder as of September 20, 1995 was $54.4 million, subject to reduction for payments made by Orion from September 20, 1995 until October 20, 1995). The Bank Guarantee requires that Metromedia and Mr. Kluge make payments to the Banks and to Sony during October 1995 if Orion has not reduced to zero the amount of its outstanding debt to such parties. Because Orion has not satisfied its payment obligation to Sony and Orion anticipates that it will not generate sufficient net cash flow to satisfy its payment obligations to the Banks, Metromedia will be obligated during October 1995 to pay the remaining unpaid portion of the $54.4 million owed to the Banks and Sony. Orion is required to reimburse Metromedia in full for all such payments made by Metromedia on Orion's behalf. Accordingly, at the Effective Time, the Surviving Corporation would be obligated to repay Metromedia the amount of such guarantee payment. Certain other indebtedness owed by MII to an affiliate of Metromedia in the principal amount of approximately $19.6 million (as of September 20, 1995) will be refinanced or repaid in full or converted into Common Stock of the Surviving Corporation as provided in the Contribution Agreement. In addition, certain non-recourse financing provided by an affiliate of Metromedia to Orion and its affiliate (approximately $9.1 million at September 20, 1995) will either be refinanced or repaid in full or converted into Common Stock of the Surviving Corporation as provided in the Contribution Agreement. See "INFORMATION REGARDING ORION--Relationship with Metromedia;" "INFORMATION REGARDING MITI--Relationship with Metromedia;" "INFORMATION REGARDING STERLING-Metromedia Loan Agreement;" "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers" and "--Terms and Conditions of the Contribution Agreement.

  Actava

    Actava has entered into Post-Employment Agreements with two of its senior executive officers. The two Actava executive officers with Post-Employment Agreements are Frederick B. Beilstein, Senior Vice President and Chief Financial Officer, and Walter M. Grant, Senior Vice President and General Counsel. If either of these executive officers does not remain with the Surviving Corporation following the consummation of the Mergers, he will be entitled to receive certain severance benefits under his Post-Employment Agreement. The maximum amounts payable under the Post-Employment Agreements (including Actava's share of the medical and other benefits to which each executive will be entitled) will be $559,973 for Mr. Beilstein and $485,851 for Mr. Grant. These amounts, however, will be reduced in the event that a terminated executive has "earned income" (as defined in the Post-Employment Agreements) during the two-year period he serves as a consultant to the Surviving Corporation. The minimum amounts payable under the Post-Employment Agreements will be $275,000 for Mr. Beilstein and $237,500 for Mr. Grant. See "PROPOSAL NO. 1--THE PROPOSED MERGERS-- Interests of and Benefits to the Metromedia Holders and Senior Executives of Actava as a Result of the Mergers--Actava."

HOLDING COMPANY STRUCTURE; LIMITATIONS ON DIVIDENDS; DEBT SERVICE OF THE SURVIVING CORPORATION

    Following the consummation of the Mergers, the Surviving Corporation will be a holding company that conducts operations solely through its subsidiaries, New Orion, New MITI and New Snapper. The Surviving Corporation will rely on dividends from its subsidiaries to meet its cash requirements, including cash requirements in connection with interest and principal payments on Actava's existing subordinated indebtedness. In addition, it is anticipated that the loan documents for New Orion's credit facility and for New Snapper's credit facility will contain, and the loan documents for New MITI's credit facility may contain, substantial restrictions on dividend payments to the Surviving Corporation by New Orion, New Snapper and New MITI, respectively. Accordingly, in order to be able to meet its debt service obligations under Actava's existing subordinated indebtedness, the Surviving Corporation expects that it will have to (i) refinance through a public or private sale of debt or equity securities of the Surviving Corporation or restructure such subordinated indebtedness, (ii) otherwise restructure its capitalization, (iii) dispose of certain non-strategic assets or (iv) seek a waiver or waivers under New Orion's credit facility, New Snapper's credit facility and/or New MITI's credit facility to permit the payment of dividends to the Surviving Corporation by New Orion, New Snapper and/or New MITI, respectively. There can be no assurance that any of the foregoing can be accomplished by the Surviving Corporation on reasonably acceptable terms, if at all.

MOTION PICTURE INDUSTRY INVOLVES A SUBSTANTIAL DEGREE OF RISK AND IS COMPETITIVE

    Substantially all of Orion's operating revenue and approximately 75% of Sterling's operating revenue are derived from the exploitation of their respective film libraries and other assets and, historically, the distribution and production of theatrical motion pictures. The motion picture industry is unpredictable and involves a substantial degree of risk. Accordingly, there can be no assurance as to the financial success of any motion picture. Furthermore, the motion picture industry is extremely competitive. Orion and Sterling compete with many other motion picture companies, including the "major" motion picture studios, which are larger and have financial resources which are substantially greater than those of Orion or Sterling. The major studios are typically large, diversified entertainment concerns or subsidiaries of diversified corporations which have strong relationships with creative talent, exhibitors and others involved in the entertainment industry, and whose non-motion picture operations provide stable sources of earnings that offset variations in the financial performance of their motion picture operations. Several motion picture companies have recently increased or announced an intention to increase the number of films they release, and this may adversely affect the Surviving Corporation. In addition, companies in related fields with substantial financial resources have recently entered or expressed an interest in entering into or expanding operations in the motion picture industry. The Surviving Corporation's ability to compete successfully depends upon its ability to release successful motion picture products and the continued availability of independently developed motion pictures (domestic and foreign) which it can acquire and distribute successfully.

SUBSTANTIAL COSTS OF MOTION PICTURES

    The motion picture business in which Orion and, to a lesser extent, Sterling, have historically been engaged requires substantial outlays of capital. The costs of producing and marketing motion pictures have generally increased in recent years, and may continue to increase in the future, thereby increasing the costs to the Surviving Corporation of the motion pictures it produces or with respect to which it acquires distribution rights. Consequently, the Surviving Corporation may be subject to substantial financial risks relating to the production, completion and release of motion pictures. Moreover, there can be no assurance that the Surviving Corporation will be able to obtain additional financing if it is required. See "RISK FACTORS--Future Financing Needs."

POLITICAL AND SOCIAL RISKS FOR MITI

    MITI's operations may be materially and adversely affected by significant political and social uncertainties in Eastern Europe and the former Soviet Republics. Political stability in many of MITI's markets has been affected recently by political and military tensions between different branches of government. The upcoming presidential and parliamentary elections in Russia, parliamentary elections in Belarus and suspension of presidential elections in Uzbekistan and Kazakhstan could also heighten concern about long-term political stability in these areas. In addition, internal military conflicts have occurred in certain regions of the countries in which MITI has made investments. There are also concerns about potential civil unrest fueled by, among other things, economic and social crises in certain of MITI's markets. Moreover, political tensions between the Russian Federation and its constituent regions and republics may have a material adverse effect on MITI's operations in such areas. MITI's operations may also be materially and adversely affected by bureaucratic infighting between governmental agencies with unclear and overlapping jurisdictions.

ECONOMIC RISKS FOR MITI

    The governments in MITI's markets have exercised and continue to exercise substantial influence over many aspects of the private sector. Confronted with the collapse of the command economy they previously managed, the governments in these areas have been attempting to implement economic reform policies and encourage substantial private economic activity. However, these reforms have been only partially successful to date. The economies in many of MITI's markets are still characterized by high unemployment, high inflation, high foreign debt, weak currencies and the possibility of widespread bankruptcies. Therefore, despite some success in implementing reform policies, there can be no assurance that the pursuit of economic reforms by any of these governments will continue or prove to be ultimately effective especially in the event of a change in leadership, social or political disruption or other circumstances affecting economic, political or social conditions.

GENERAL OPERATING RISKS FOR MITI

    MITI's operating results are dependent upon the sale of commercial advertising time, the ability to attract subscribers to its systems and its ability to control operating expenses. The sale of commercial advertising time and the ability to attract subscribers is dependent on the general economic conditions in the market where each radio station and cable system is located, the relative popularity of the programming of MITI's radio stations and cable systems, the demographic characteristics of the audiences of MITI's radio stations and cable systems, the activities of competitors and other factors which may be outside of MITI's control.

    MITI relies heavily in the countries in which it operates upon the availability and accessibility of government owned broadcast and transmission facilities for distribution of its signal throughout its license areas. The joint ventures in which MITI makes investments often require substantial construction of new systems and additions to the physical plant or existing systems. Construction projects are often adversely affected by cost overruns and delays not within the control of MITI or its subcontractors, such as those caused by governmental action or inaction or financing delays. Delays also can occur as a result of design changes and material or equipment shortages or delays in delivery of material or equipment. The failure to complete construction of a communications system on a timely basis could jeopardize the franchise or license for such system or provide opportunities to MITI's competitors.

RISKS INHERENT IN FOREIGN INVESTMENT

    MITI has invested substantial resources in operations outside of the United States and plans to make additional international investments in the near future. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks, risks of increases in taxes and governmental royalties and involuntary renegotiation of contracts with or licenses issued by foreign governments. MITI is also vulnerable to the risk of changes in foreign and domestic laws and policies that govern operations of overseas-based companies. Exchange control regulations currently in place or which could be enacted in many of MITI's markets could create substantial barriers to the repatriation of funds, and such restrictions could adversely affect MITI's and the Surviving Corporation's ability to pay overhead expenses, meet any of their respective debt obligations and to continue and expand its communications businesses. In addition, criminal organizations in certain of the countries in which MITI operates threaten and intimidate foreign businesses. While MITI has thus far not experienced any difficulties with criminal organizations in these countries, there can be no assurance that it will not face pressures from criminal organizations in the future which could have a material adverse effect on MITI and its operations.

    There is significant uncertainty as to the extent to which local parties and entities, particularly governmental authorities, in MITI's markets will respect the contractual and other rights of foreign parties, such as MITI, and also as to the extent to which the "rule of law" has taken hold and will be upheld in each of these countries. Although the general legal framework and the governments' strategy in many of MITI's markets currently encourage foreign investment, relevant laws of the countries in which MITI has invested may not be enforced in accordance with their terms or implemented in countries in which they do not now exist. Laws in MITI's markets affecting foreign investment such as tax and currency laws are constantly changing often creating uncertainty and confusion. Additionally, foreign investors may be materially and adversely affected by conflicting and restrictive administrative regulations in many of MITI's markets.

    Legislation has recently been passed in the Republic of Latvia which would limit to 20% the interest which a foreign person is permitted to own in entities engaged in certain communications businesses, such as radio, cable television and other systems of transmission. This legislation could require MITI, within one year of the enactment of this legislation, to reduce to 20% its existing ownership interests in joint ventures which operate a wireless cable television system, paging system and FM radio station in Riga, Latvia. Legislation has also been proposed and recently rejected by the upper house of the Russian Federation's legislature which would limit to 35% the interest which a foreign person is permitted to own in entities holding broadcasting licenses. It is possible that such legislation could be reintroduced and enacted in Russia and/or that other countries in Eastern Europe and the former Soviet Republics may enact similar legislation which could have a material adverse effect on the business, operations, financial condition or prospects of MITI. Such legislation could be similar to United States federal law which limits the foreign ownership in entities owning broadcasting licenses. There is no way of predicting whether foreign ownership limitations will be enacted in any of MITI's markets, or whether any such law, if enacted, will force MITI to reduce its ownership interest in any of the ventures in which MITI currently has an ownership interest. If foreign ownership limitations are enacted in any of MITI's markets and MITI is required to reduce its ownership interest in any ventures, it is unclear how such reduction would be effected.

RISKS INHERENT IN GROWTH STRATEGY

    MITI has grown rapidly since its inception. Many of MITI's ventures are either in developmental stages or have only recently commenced commercial operation. MITI has incurred significant operating losses to date. The Surviving Corporation intends to pursue additional investments in a variety of communications businesses in both its existing markets and additional markets. This growth strategy entails the risks inherent in assessing the strengths and weaknesses of development opportunities, in evaluating the costs and uncertain returns of developing and constructing the facilities for operating systems and in integrating and managing the operations of existing and additional systems. MITI's growth strategy requires the company to expend significant capital in order to enable MITI to continue to develop its existing operations and to invest in additional ventures. There can be no assurance that the Surviving Corporation will have the funds necessary to support the capital needs of MITI's current investments or any of MITI's additional investment opportunities or that MITI will be able to obtain financing from third parties. If such financing is unavailable, MITI may not be able to further develop its existing ventures and the number of additional ventures in which it invests may be significantly curtailed.

DEVELOPING LEGAL STRUCTURES IN MITI'S TARGET MARKETS

    As a result of recent political and social changes in Eastern Europe and in the former Soviet Republics, the constitution and bodies of commercial and corporate laws in MITI's markets are, in most cases, in their formative stages. Despite the fact that many of these areas have undergone radical changes in recent years, commercial and corporate laws in these markets are still significantly less developed than comparable laws in industrialized countries and are subject to permanent change, preemption by local laws or administrative regulations or new regimes. Taxation remains one of the most confusing and least settled aspects of conducting business in MITI's markets. In Russia, for example, tax rules and laws are often changing and contradictory and thus makes tax compliance and planning extremely difficult. Therefore, no assurance can be given that the uncertainties associated with the existing and future laws and regulations in MITI's markets will not have a material adverse effect on MITI's ability to conduct its business and to generate profits.

    In addition, the courts in many of MITI's markets are not insulated from political considerations and other outside pressures and sometimes do not function in an independent manner. Enforcement of legal rights in these areas is also affected in some cases by political discretion and lobbying. This creates particular concerns for MITI because the licenses held by MITI's businesses may be significantly modified, revoked or cancelled without justification, and legal redress may be substantially delayed or even unavailable in such cases.

EXCHANGE RATE FLUCTUATIONS AND INFLATION RISKS IN MITI'S TARGET MARKETS

    In most cases, MITI's local joint ventures set the prices for their services in U.S. dollars but receive some payments from their customers in local currencies. Accordingly, a change in the value of these currencies against the U.S. dollar will result in corresponding changes in the price and affordability of the services provided to such customers which could have a material adverse impact on MITI's business, financial condition and results of operations. Moreover, if the exchange rate relative to the U.S. dollar of a currency in which a local joint venture receives income declines between the time of a joint venture's receipt of such income and the time it distributes earnings in U.S. dollars to MITI, the amount of such earnings in U.S. dollars would decrease and MITI's results of operations would be adversely impacted. MITI does not hedge against foreign currency exchange risks. In addition, the economies of certain of MITI's target markets have experienced significant and in some periods extremely high rates of inflation over the past few years. Inflation and rapid fluctuation in inflation rates have had and may continue to have negative effects on these economies and could have a material adverse impact on MITI's business, financial condition and results of operations.

COMPETITION FOR MITI

    MITI operates in industries that are highly competitive worldwide. MITI and the Surviving Corporation recognize that in the future MITI is likely to encounter significant competition from other entities which may be led by successful and experienced members of the communications industry and which may have established operating infrastructures and superior access to financial resources. There is a possibility, for example, that coaxial cable television systems and satellite master television systems could emerge over time in Eastern Europe and the former Soviet Republics and compete directly with MITI's cable television operations. Competitive alternatives to MITI's prospective wireless telephony systems could stem from other wireless communications systems, including specialized mobile radio systems and private radio systems. Advanced Cordless Telephone and other satellite-based services may also prove to be competitive with MITI's wireless telephony operations in the future. In addition, MITI does not expect to maintain or to be granted exclusive licenses to operate its communications businesses in any of the markets where MITI currently provides or plans to provide its services. Emerging or projected technological developments could also lead to additional competition for MITI in the future. The wireless cable television ventures in which MITI has an interest transmit an encrypted signal to its subscribers to prevent the receipt of such signal by persons other than their subscribers. MITI is aware that equipment is being manufactured for the purpose of unlawfully receiving and decoding encrypted signals transmitted by wireless cable television ventures. MITI believes that it has thus far only experienced unlawful receipt of its signal on a limited basis with respect to certain of its wireless cable television services. There can be no assurance, however, that the unlawful receipt of their signals by persons other than their subscribers will continue on a limited basis. MITI currently competes in all of its markets with over-the-air broadcast television stations which often offer a wider array of programming than MITI. With respect to its radio station operations, MITI faces significant competition for listeners and advertising revenues in its markets from other broadcasting stations and also competes for advertising revenues with other media businesses such as broadcast television, cable television, newspapers, magazines and billboard advertising.

POSSIBLE INABILITY TO CONTROL CERTAIN OF MITI'S JOINT VENTURES

    MITI has invested in virtually all of its joint ventures with local partners. Although MITI exercises significant influence in the management and operations of the joint ventures in which it has an ownership interest and intends to invest in the future only in joint ventures in which it can exercise significant influence in management, the degree of its voting power and the voting power and veto rights of its joint venture partners may limit MITI from effectively controlling the operations, strategies and financial decisions of the joint ventures in which it has an ownership interest. MITI is dependent on the continuing cooperation of its partners in the joint ventures and any significant disagreements among the participants could have a material adverse effect on any such venture. In addition, in most instances, MITI's partners in a joint venture include a governmental entity. The presence of a governmental entity as a partner poses a number of risks, including the possibility of decreased governmental support or enthusiasm for the venture as a result of a change of government, a change of policy by the government and perhaps most significantly the ability of the governmental entities to exert undue control or influence over the project in the event of a dispute or otherwise. In addition, if the joint ventures become profitable and generate sufficient cash flows in the future, there can be no assurance that the joint ventures will pay dividends or return capital at any time. Moreover, the equity interests of MITI in its investments generally are not freely transferable. Therefore, there can be no assurance of MITI's or the Surviving Corporation's ability to realize economic benefits through the sale of MITI's interests in its joint ventures.

APPROVALS AND UNCERTAINTY OF LICENSE RENEWALS FOR MITI

    MITI's operations are subject to governmental regulation in its markets and its operations require certain governmental approvals. There can be no assurance that MITI will obtain approvals to operate additional wireless cable television, wireless telephony or paging systems or radio broadcast stations in any of the various markets where it is seeking to obtain operations.

    The licenses pursuant to which MITI's businesses operate are issued for limited periods. Certain of these licenses expire over the next several years. No statutory or regulatory presumption exists for renewal by the current license holder, and there can be no assurance that MITI's licenses will be renewed upon the expiration of their current terms. MITI's partners in these ventures have not advised MITI of any reason such licenses would not be renewed. The failure of such licenses to be renewed may have a material adverse effect on MITI.

TECHNOLOGICAL AND PRODUCT OBSOLESCENCE FOR MITI

    The communications industry has been characterized in recent years by rapid and significant technological changes and frequent new product introductions. New market entrants could introduce new or enhanced products with features which would render MITI's technology obsolete or significantly less marketable. The ability of MITI to compete successfully will depend to a large extent on its ability to respond quickly and adapt to technological changes and advances in its industry. There can be no assurance that MITI will be able to keep pace, or will have the financial resources to keep pace, with the technological demands of the marketplace.

                       INFORMATION REGARDING THE MEETINGS

GENERAL

    This Joint Proxy Statement/Prospectus is being furnished to holders of Common Stock, Orion Common Stock, and Sterling Common Stock in connection with the solicitation of proxies by the Board of Directors of each of Actava, Orion, and Sterling for use at the Actava Special Meeting, the Orion Special Meeting, and the Sterling Special Meeting, respectively, and any adjournments thereof. In lieu of holding a Special Meeting of the MITI Stockholders in order to consider and vote upon a proposal to approve and adopt the Merger Agreement, the MITI Stockholders will be asked to act by written consent in accordance with Section 228 of the DGCL with respect to this proposal. Each copy of this Joint Proxy Statement/Prospectus which is being mailed or delivered to Orion Stockholders is accompanied by an Orion proxy card and the Notice of Special Meeting of Stockholders of Orion. Each copy of this Joint Proxy Statement/Prospectus which is being mailed or delivered to Actava Stockholders is accompanied by an Actava proxy card and the Notice of Special Meeting of Stockholders of Actava. Each copy of this Joint Proxy Statement/Prospectus which is being mailed or delivered to MITI Stockholders is accompanied by a written consent and a separate waiver form pursuant to which each MITI Stockholder will be asked to terminate, waive and release all of its rights and claims under the MITI Stockholders' Agreement. Each copy of this Joint Proxy Statement/Prospectus which is being mailed or delivered to Sterling Stockholders is accompanied by a Sterling proxy card and Notice of Special Meeting of Stockholders of Sterling.

    This Joint Proxy Statement/Prospectus is also being furnished by Actava to each holder of Orion Common Stock, MITI Common Stock and Sterling Common Stock as a prospectus in connection with the issuance by Actava of shares of Common Stock upon the consummation of the Orion Merger, the MITI Merger and the Sterling Merger, respectively. This Joint Proxy Statement/Prospectus, the letters to Stockholders, the Notices of Special Meeting and proxy cards are being first mailed to stockholders of each of Orion, Actava, and Sterling on or about September 29, 1995 and this Joint Proxy Statement/Prospectus along with the MITI written consent and separate waiver form are first being mailed to the MITI Stockholders on or about September 29, 1995.

ORION SPECIAL MEETING

    The Orion Special Meeting is scheduled to be held in the Concourse Level, 1285 Avenue of the Americas, New York, New York 10019, on November 1, 1995, beginning at 9:00 a.m., local time. It is currently anticipated that the Actava Special Meeting, the MITI Special Meeting and the Sterling Special Meeting will take place simultaneously with the Orion Special Meeting. At the Orion Special Meeting, Orion Stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement, which provides for, among other things, the merger of Orion with and into OPC Mergerco, a wholly-owned subsidiary of Actava. See "PROPOSAL NO. 1--THE PROPOSED MERGERS." The Board of Directors of Orion knows of no business that will be presented for consideration at the Orion Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

ACTAVA SPECIAL MEETING

    The Actava Special Meeting is scheduled to be held in the Conference Center, Resurgens Plaza, 945 East Paces Ferry Road, Atlanta, Georgia 30326, on November 1, 1995, beginning at 9:00 a.m., local time. At the Actava Special Meeting, holders of Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement, which provides for, among other things, the Mergers. See "PROPOSAL NO. 1--THE PROPOSED MERGERS." The Board of Directors of Actava knows of no business that will be presented for consideration at the Actava Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

MITI WRITTEN CONSENT

    In lieu of holding a Special Meeting of the MITI Stockholders, holders of MITI Common Stock will be asked to act by written consent in accordance with
Section 228 of the DGCL in order to consider and vote upon a proposal to approve the Merger Agreement, which provides for, among other things, the merger of MITI with and into MITI Mergerco, a wholly-owned subsidiary of Actava. See "PROPOSAL NO. 1--THE PROPOSED MERGERS." In addition, each MITI Stockholder may be asked to terminate, waive and release all of its rights and claims under the MITI Stockholders' Agreement. The Board of Directors of MITI knows of no other business that will be presented for the consideration and vote of the MITI Stockholders at the time they are considering the proposals set forth in the written consent.

STERLING SPECIAL MEETING

    The Sterling Special Meeting is scheduled to be held in the Concourse Level at 1285 Avenue of the Americas, New York, New York 10019, on November 1, 1995, beginning at 9:00 a.m., local time. At the Sterling Special Meeting, holders of Sterling Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement, which provides for, among other things, the merger of Sterling with and into Actava. See "PROPOSAL NO. 1--THE PROPOSED MERGERS." The Board of Directors of Sterling knows of no business that will be presented for consideration at the Sterling Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

RECORD DATE; QUORUM

  Orion

    Only holders of record of Orion Common Stock as of the close of business on September 15, 1995 will be entitled to notice of and to vote at the Orion Special Meeting. As of September 15, 1995, there were 20,000,000 shares of Orion Common Stock outstanding and entitled to vote at the Orion Special Meeting, with each share entitled to one vote. The presence, in person or by proxy, of a majority of the outstanding shares of Orion Common Stock is necessary to constitute a quorum at the Orion Special Meeting. The shares of Orion Common Stock represented by proxies marked "ABSTAIN" for any proposal presented at the Orion Special Meeting and shares of Orion Common Stock held by persons in attendance at the Orion Special Meeting who abstain from voting on any such proposal will be counted for purposes of determining the presence of a quorum but shall not be voted for or against such proposal. Shares as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at such meeting for purposes of determining the presence of a quorum and as unvoted for purposes of the approval of the Orion Merger as provided in the Merger Agreement. Because of the vote required to approve the Merger Agreement (see below), abstentions and broker non-votes will have the effect of a vote against the Merger Agreement.

  Actava

    Only holders of record of Common Stock as of the close of business on September 15, 1995, will be entitled to notice of and to vote at the Actava Special Meeting. As of September 15, 1995, there were 17,474,401 shares of Common Stock outstanding and entitled to vote at the Actava Special Meeting, held by approximately 6,200 stockholders of record, with each share entitled to one vote. The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the Actava Special Meeting. The shares of Common Stock represented by proxies marked "ABSTAIN" for any proposal at the Actava Special Meeting and shares of Common Stock held by persons in attendance at the Actava Special Meeting who abstain from voting on any such proposal will be counted for purposes of determining the presence of a quorum but shall not be voted for or against such proposal. Shares as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at such meeting for purposes of determining the presence of a quorum and as unvoted for purposes of the approval of the Mergers as provided in the Merger

Agreement. Because of the vote required to approve the Merger Agreement (see below), abstentions and broker non-votes will have the effect of a vote against the Merger Agreement.

  MITI

    Only holders of record of MITI Common Stock as of the close of business on September 15, 1995 will be entitled to act by written consent and to consider and vote on whether to approve and adopt the Merger Agreement. As of September 15, 1995, there were 1,716,198 shares of MITI Common Stock outstanding and entitled to act by written consent with each share entitled to one vote.

  Sterling

    Only holders of record of Sterling Common Stock as of the close of business on September 15, 1995 will be entitled to notice of and to vote at the Sterling Special Meeting. As of September 15, 1995, there were 11,215,000 shares of Sterling Common Stock outstanding and entitled to vote at the Sterling Special Meeting, with each share entitled to one vote. The presence, in person or by proxy, of a majority of the outstanding shares of Sterling Common Stock is necessary to constitute a quorum at the Sterling Special Meeting. The shares of Sterling Common Stock represented by proxies marked "ABSTAIN" for any proposal presented at the Sterling Special Meeting and shares of Sterling Common Stock held by persons in attendance at the Sterling Special Meeting who abstain from voting on any such proposal will be counted for purposes of determining the presence of a quorum but shall not be voted for or against such proposal. Shares as to which a broker indicates it has no discretion to vote and which are not voted will be considered not present at such meeting for purposes of determining the presence of a quorum and as unvoted for purposes of the approval of the Sterling Merger as provided in the Merger Agreement. Because of the vote required to approve the Merger Agreement (see below), abstentions and broker non-votes will have the effect of a vote against the Merger Agreement.

VOTE REQUIRED

  Orion

    The affirmative vote of the holders of a majority of all of the issued and outstanding shares of Orion Common Stock (whether or not represented in person or by proxy at the Orion Special Meeting) is required to approve the Orion Merger as provided for in the Merger Agreement.

    As of the record date for the Orion Special Meeting, directors, executive officers and affiliates of Orion owned beneficially an aggregate of 11,224,329 shares of Orion Common Stock, or approximately 56.1% of the outstanding shares of Orion Common Stock. Included among the 11,224,329 shares of Orion Common Stock owned beneficially by Orion's directors, executive officers and affiliates are an aggregate of 11,215,325 shares of Orion Common Stock, or approximately 56.1% of the outstanding shares of Orion Common Stock, owned beneficially by certain of the Metromedia Holders. It is anticipated that all such directors, executive officers and affiliates (including the Metromedia Holders who have indicated that they will vote in favor of the Merger Agreement if the Merger Agreement is approved by the requisite vote of each of the Actava Stockholders and Sterling Stockholders) will vote their shares of Orion Common Stock in favor of the proposal to approve the Merger Agreement. Accordingly, if all such shares held by directors, executive officers and affiliates of Orion (including the Metromedia Holders) are voted as anticipated, the vote will be sufficient to assure approval of the Merger Agreement.

  Actava

    The affirmative vote of the holders of a majority of all the issued and outstanding shares of Common Stock (whether or not represented in person or by proxy at the Actava Special Meeting) is required to approve the Mergers as provided for in the Merger Agreement.

    As of the record date for the Actava Special Meeting, directors, executive officers and affiliates of Actava owned beneficially an aggregate of 5,199,991 shares of Common Stock (excluding shares which may be received upon the exercise of options to acquire shares of Common Stock), or approximately

29.8% of the outstanding shares of Common Stock. Included among the 5,199,991 shares of Common Stock owned beneficially by Actava's directors, executive officers and affiliates is an aggregate of 4,413,598 shares of Common Stock, or approximately 25.3% of the outstanding shares of Common Stock, owned by Triton.

    In its Schedule 13D Amendment, Triton announced that it was opposed to the Mergers. It is anticipated that Triton will vote such shares of Common Stock against the Merger Agreement.

    The affirmative vote of the holders of a majority of all of the issued and outstanding shares of Common Stock will also satisfy the requirement of the NYSE for stockholder approval in connection with issuances of common stock by NYSE issuers where the common stock to be issued controls 20% of the voting power outstanding before the issuance of the stock or where the number of shares to be issued is or will be equal to 20% of the number of shares of common stock outstanding before the issuance.

  MITI

    In accordance with the terms and conditions of the MITI Stockholders' Agreement, the affirmative vote of the holders of 65% or more of all of the issued and outstanding shares of MITI Common Stock is required to approve the MITI Merger as provided for in the Merger Agreement. In lieu of holding a Special Meeting of the MITI Stockholders with respect to the proposal to approve and adopt the Merger Agreement, MITI Stockholders will be asked to act by written consent in accordance with Section 228 of the DGCL with respect to this proposal. In addition, each MITI Stockholder may be asked to terminate, waive and release all of its rights and claims under the MITI Stockholders' Agreement.

    As of the record date established for the MITI Action by Written Consent, directors, executive officers and affiliates of MITI owned beneficially an aggregate of 1,213,269 shares of MITI Common Stock (excluding shares which may be received upon the exercise of MITI Options), or approximately 70.7% of the outstanding shares of MITI Common Stock. Included among the 1,213,269 shares of MITI Common Stock owned beneficially by MITI's directors, executive officers and affiliates are an aggregate of 957,414 shares of MITI Common Stock, or approximately 55.8% of the outstanding shares of MITI Common Stock, owned beneficially by the Metromedia Holders. If all shares held by directors, executive officers and affiliates of MITI (including the Metromedia Holders who have indicated that they will vote in favor of the Merger Agreement if the Merger Agreement is approved by the requisite vote of the Actava Stockholders and Serling Stockholders) are voted in favor of the Merger Agreement, the vote will be sufficient to assure approval of the proposal to approve the Merger Agreement.

  Sterling

    The affirmative vote of the holders of a majority of all the issued and outstanding shares of Sterling Common Stock (whether or not represented in person or by proxy at the Sterling Special Meeting) is required to approve the Sterling Merger as provided for in the Merger Agreement.

    As of the record date for the Sterling Special Meeting, directors, executive officers and affiliates of Sterling owned beneficially an aggregate of 2,653,800 shares of Sterling Common Stock, or approximately 23.7% of the outstanding shares of Sterling Common Stock. Furthermore, 6,400,000 shares, or approximately 57.1% of the outstanding shares of the Sterling Common Stock, are held by the Sterling Voting Trust. It is anticipated that the Sterling Voting Trust and all such directors, executive officers and affiliates will vote their shares in favor of the proposal to approve the Merger Agreement. Accordingly, if all such shares held by the Sterling Voting Trust and directors, executive officers and affiliates of Sterling are voted as anticipated, the vote will be sufficient to assure approval of the Merger Agreement.

ORION, ACTAVA AND STERLING PROXIES

    All properly executed proxy cards delivered pursuant to these solicitations and not revoked will be voted at the respective meetings in accordance with the directions given. Stockholders should specify their respective choices on the accompanying proxy cards. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH REGARD TO THE MATTERS TO BE VOTED UPON, THE SHARES OF ORION COMMON STOCK, THE SHARES OF COMMON STOCK OR THE SHARES OF STERLING COMMON STOCK, AS THE CASE MAY BE, REPRESENTED BY A SIGNED PROXY CARD WILL BE VOTED "FOR" EACH OF THE PROPOSALS LISTED ON THE RESPECTIVE PROXY CARDS. If any other matters properly come before the Orion Special Meeting, the Actava Special Meeting or the Sterling Special Meeting, as the case may be, the persons named as proxies will vote upon such matters according to their judgment.

    All proxy cards delivered pursuant to this solicitation are revocable at any time prior to the Orion Special Meeting, the Actava Special Meeting, or the Sterling Special Meeting at the option of the persons executing them, in the case of Orion Stockholders, by giving written notice to the Secretary of Orion, by delivering a later dated proxy card or by voting in person at the Orion Special Meeting, in the case of Actava Stockholders, by giving written notice to the Secretary of Actava, by delivering a later dated proxy card or by voting in person at the Actava Special Meeting, or in the case of Sterling Stockholders, by giving written notice to the Secretary of Sterling, by delivering a later dated proxy card or by voting in person at the Sterling Special Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed by Orion Stockholders to: Orion Pictures Corporation, 1888 Century Park East, Seventh Floor, Los Angeles, CA 90067, Attention: John W. Hester, Secretary, by Actava Stockholders to: The Actava Group Inc., 945 East Paces Ferry Road, Suite 2210, Atlanta, GA 30326,
Attention: Walter M. Grant, Secretary, and by Sterling Stockholders to: MCEG Sterling Incorporated, 1888 Century Park East, Suite 1777, Los Angeles, CA 90067, Attention: Kathleen E. Morris, Secretary. In addition, both proxies and revocations of proxies may be given by Orion Stockholders and Actava Stockholders by delivering to Chemical Mellon Shareholder Services, by means of facsimile at (201) 296-4956, or by Sterling Stockholders by delivering to Sterling by means of facsimile at (310) 282-8303, in each case, before 6:00 p.m., New York City time, on the business day immediately preceding the Meetings, both sides of an executed form of proxy or notice of revocation bearing a later date than the earlier delivered proxy.

    HOLDERS OF ORION COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO ORION IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. HOLDERS OF COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO ACTAVA IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. HOLDERS OF STERLING COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO STERLING IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

    Orion, Actava and Sterling will each bear their own costs of soliciting proxies. Proxies will initially be solicited by each of Orion, Actava, and Sterling by mail, but directors, officers and selected employees of each company may solicit proxies from stockholders personally or by telephone, telecopy or other forms of communication. Such directors, officers and employees will not receive any additional compensation for such solicitation. Each of Orion, Actava and Sterling also will request brokerage houses, nominees, fiduciaries and other custodians to forward soliciting materials to beneficial owners, and Orion, Actava and Sterling, as the case may be, will reimburse such persons for their reasonable expenses incurred in doing so. All expenses incurred in connection with the solicitation of proxies will be borne by Orion, Actava, and Sterling, as the case may be. In addition Actava may utilize the services of Corporate Investor Communications, Inc. to solicit proxies from Actava Stockholders personally or by telephone, telecopy or other forms of communication at a cost of $4,000, plus the reimbursement of reasonable out-of-pocket costs and expenses.

    MITI will not be soliciting proxies from the MITI Stockholders pursuant to these solicitations. MITI will instead ask its stockholders to complete, date and sign the written consent and the separate waiver form it may be providing to the MITI Stockholders and to return it promptly to: Metromedia International Telecommunications, Inc., 41 West Putnam Avenue, Greenwich, CT 06830, Attention:
Elizabeth Brown, Secretary. MITI will bear its own costs in connection with the MITI Action by Written Consent.

                      PROPOSAL NO. 1--THE PROPOSED MERGERS

THE PROPOSED MERGERS

  General

    Subject to the conditions set forth therein, the Merger Agreement provides for the simultaneous mergers of (i) Orion with and into OPC Mergerco, a newly formed, wholly-owned subsidiary of Actava, (ii) MITI with and into MITI Mergerco, a newly formed, wholly-owned subsidiary of Actava, and (iii) Sterling with and into Actava. OPC Mergerco, as the surviving corporation of the Orion Merger, will be renamed "Orion Pictures Corporation" and will continue the business and operations of Orion and Sterling (see below). MITI Mergerco, as the surviving corporation of the MITI Merger, will be renamed "Metromedia International Telecommunications, Inc." and will continue the business and operations of MITI. Actava, as the Surviving Corporation of the Sterling Merger, will be renamed "Metromedia International Group, Inc." and will then transfer the operating assets of Sterling to New Orion.

    Securities of Actava (including shares of Common Stock, and options and other securities exercisable for or convertible into shares of Common Stock) will remain outstanding following the Effective Time with the same terms as in effect prior to the Effective Time.

    A toll-free number (800-846-1635) has been established from which stockholders, commencing from the date of this Joint Proxy Statement/Prospectus and continuing until the date of the Meetings, can obtain information regarding the (i) Orion Exchange Ratio, the MITI Exchange Ratio and the Sterling Exchange Ratio, (ii) the Actava Average Closing Price and (iii) the number of outstanding shares of Orion Common Stock, MITI Common Stock and Sterling Common Stock, in each case, as of each such date.

  Orion Exchange Ratio

    Pursuant to the terms of the Merger Agreement, each holder of Orion Common Stock will be entitled to receive the number of whole shares of Common Stock equal to the number of shares of Orion Common Stock owned by such holder immediately prior to the Effective Time multiplied by the Orion Exchange Ratio, plus cash in lieu of fractional shares. As set forth in the Merger Agreement, if the Actava Average Closing Price is greater than or equal to $10.50, the Orion Exchange Ratio shall be equal to a fraction, the numerator of which is 11,428,572 and the denominator of which is the number of shares of Orion Common Stock outstanding on the business day immediately preceding the Determination Date. If the Actava Average Closing Price is less than $10.50, the Orion Exchange Ratio shall be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of Orion Common Stock outstanding on the business day immediately preceding the Determination Date:

                  120,000,000
         ----------------------------
"Y" =    Actava Average Closing Price.


The Merger Agreement provides that it is a condition precedent to the obligation of Actava to consummate the Mergers that the Actava Average Closing Price not be less than $8.25. The Actava Average Closing Price for the Common Stock on September 20, 1995 was $16.38125 and on September 20, 1995, there were 20,000,000 shares of Orion Common Stock outstanding. Accordingly, the Orion Exchange Ratio would have been .57143 on September 20, 1995.

  MITI Exchange Ratio

    Pursuant to the terms of the Merger Agreement, each holder of MITI Common Stock will be entitled to receive the number of shares of Common Stock equal to the number of shares of MITI Common Stock owned by such holder immediately prior to the Effective Time multiplied by the MITI Exchange Ratio, plus cash in lieu of fractional shares. As set forth in the Merger Agreement, if the Actava Average Closing Price is greater than or equal to $10.50, the MITI Exchange Ratio shall be equal to a fraction, the numerator of which is 9,523,810 and the denominator of which is the number of shares of MITI Common Stock outstanding on the business day immediately preceding the Determination Date. If the Actava Average Closing Price is less than $10.50, the MITI Exchange Ratio shall be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of MITI Common Stock outstanding on the business day immediately preceding the Determination Date:


                  100,000,000
         -----------------------------
"Y" =    Actava Average Closing Price.


The Actava Average Closing Price for the Common Stock on September 20, 1995 was $16.38125 and on September 20, 1995, there were 1,716,198 shares of MITI Common Stock outstanding. Accordingly, the MITI Exchange Ratio would have been 5.54937 on September 20, 1995.

    MITI Options and other rights exercisable for MITI Common Stock will remain outstanding following the Effective Time and, without any action on the part of the holder thereof, will be converted into options or other rights to purchase shares of Common Stock, with a proportional adjustment being made to the exercise price of and the number of shares subject to each such MITI Option or other rights to reflect the MITI Exchange Ratio in the MITI Merger.

  Sterling Exchange Ratio

    Pursuant to the terms of the Merger Agreement, each holder of Sterling Common Stock will be entitled to receive the number of shares of Common Stock equal to the number of shares of Sterling Common Stock owned by such holder immediately prior to the Effective Time multiplied by the Sterling Exchange Ratio, plus cash in lieu of fractional shares. The Sterling Exchange Ratio will be determined based upon the Actava Average Closing Price and the number of shares of Sterling Common Stock outstanding prior to the Determination Date. As set forth in the Merger Agreement, the Sterling Exchange Ratio will be determined in accordance with one of the following three methods depending on the Actava Average Closing Price:

        1. If the Actava Average Closing Price is less than $10.50, then the Sterling Exchange Ratio will be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date:


                        6,000,000
              ----------------------------
     "Y" =    Actava Average Closing Price;


        2. If the Actava Average Closing Price is greater than or equal to $10.50 and less than or equal to $14.875, then the Sterling Exchange Ratio will be equal to a fraction, the numerator of which is 571,428 and the denominator of which is the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date; or

        3. If the Actava Average Closing Price is greater than $14.875, the Sterling Exchange Ratio will be determined by solving for "Y" in the following formula and then dividing "Y" by the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date:

                        8,500,000
              ----------------------------
     "Y" =    Actava Average Closing Price.

The Actava Average Closing Price for the Common Stock on September 20, 1995 was $16.38125 and on September 20, 1995, there were 11,215,000 shares of Sterling Common Stock outstanding. Accordingly, the Sterling Exchange Ratio would have been .04627 on September 1, 1995.

  The Metromedia Holders

    Currently, the Metromedia Holders collectively own a majority of the fully diluted shares of Orion and MITI, or approximately 56.1% of the outstanding Orion Common Stock and approximately 55.8% of the outstanding MITI Common Stock. Immediately following the Effective Time (assuming (i) that Determination Date occurred on September 20, 1995, (ii) that certain amounts owed by Orion and affiliates of Orion and MITI to the Metromedia Holders as of such date are converted into Common Stock and (iii) the exercise of all outstanding options to acquire shares of Common Stock), the Metromedia Holders would have collectively owned approximately 33.3% of the outstanding shares of Common Stock of the Surviving Corporation and will be the Surviving Corporation's largest stockholder. It is a condition to Orion's obligation to consummate the Orion Merger that the amount of nonrecourse financing provided by an affiliate of Metromedia to Orion and its affiliates and the amount of financing provided by an affiliate of Metromedia to MII be either refinanced or repaid in full or converted into shares of Common Stock, at Orion's option, in the manner specified in the Contribution Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Contribution Agreement." In addition, Metromedia, as the majority stockholder of Orion and whose designees, together with a member of Orion's management, constitute a majority of the members of the Board of Directors of Orion, will, pursuant to the Merger Agreement, be entitled to designate six of the ten members of the Surviving Corporation's Board of Directors at the Effective Time. The size of the Surviving Corporation's Board of Directors is subject to downward adjustment under certain circumstances. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers."

  Surrender of Stock Certificates

    Following the Effective Time, each holder of Orion Common Stock, MITI Common Stock and Sterling Common Stock will be required to surrender to Chemical Mellon Shareholder Services, the Exchange Agent, the stock certificate(s) representing the shares of Orion Common Stock, MITI Common Stock or Sterling Common Stock, as the case may be, which have been converted into shares of Common Stock pursuant to the Mergers. The Exchange Agent will then issue to each of the holders of Orion Common Stock, MITI Common Stock and Sterling Common Stock who surrender their certificates, stock certificates evidencing the shares of Common Stock to which such stockholder is entitled. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Surrender of Stock Certificates and Receipt of Merger Consideration." No fractional shares of Common Stock will be issued in any of the conversions, but cash will be paid in lieu of such fractional shares. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Fractional Shares." The shares of Common Stock to be issued pursuant to the Orion Merger, the MITI Merger or the Sterling Merger, as the case may be, will be freely transferable except by certain stockholders of Orion, MITI and Sterling who are deemed to be "affiliates" of the Surviving Corporation. The shares of Common Stock issued to such affiliates will be restricted in their transferability in accordance with rules and regulations promulgated by the Commission. See "INFORMATION REGARDING ACTAVA--Restrictions on Resale of Common Stock by Affiliates."

BACKGROUND OF THE MERGERS

    The following is a brief description of the background of the proposed Mergers, as well as certain important terms of the Mergers and the Merger Agreement. A copy of the Merger Agreement is attached hereto as Appendix A, and is incorporated herein by reference. The information concerning the Merger Agreement in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Merger Agreement.

    In March 1994, Actava announced that its Board of Directors had appointed a committee of independent directors to select the successor to its former President and Chief Executive Officer, Charles R. Scott. In April 1994, the Board of Directors of Actava elected John D. Phillips as Actava's President and Chief Executive Officer and as successor to Mr. Scott. After assuming the position of Chief Executive Officer, Mr. Phillips undertook a review of Actava's operating companies with the goal of developing strategies to improve Actava's operations, earnings and liquidity. Based on this review, Mr. Phillips recommended and the Actava Board of Directors approved the following transactions designed to improve Actava's liquidity: (i) in July 1994, Actava entered into a contract to sell its Texas real estate investment for $9 million in cash (which sale was consummated in June 1995); and (ii) in August 1994, Actava sold its 50% interest in Qualex Inc. (its photofinishing business) to Eastman Kodak Company ("Kodak") in return for $50 million in cash and a $100 million non-interest bearing promissory note from Kodak ($50 million of which was received on February 13, 1995 and $50 million of which was received on August 11, 1995). These sales provided Actava with financial stability and enhanced liquidity and helped position Actava to take advantage of new business opportunities while servicing its existing debt obligations. In addition, effective as of December 6, 1994, Actava consummated the Actava-Roadmaster Exchange Transaction pursuant to which Actava transferred to Roadmaster all of the issued and outstanding stock of certain of Actava's subsidiaries in the life sports and leisure industry in exchange for an aggregate consideration of 19,169,000 shares of Roadmaster common stock, which currently represents approximately 39% of the outstanding shares of Roadmaster common stock. Roadmaster is a publicly traded company and its common stock is listed on the NYSE under the symbol "RDM". Actava's Board of Directors believed that the Actava-Roadmaster Exchange Transaction would create more value for the Actava Stockholders than Actava could create by continuing to operate its sports subsidiaries.

    Prior to becoming Actava's President and Chief Executive Officer, Mr. Phillips served from May 1989 until September 1993 as President and Chief Executive Officer of Resurgens Communications Group, Inc. ("Resurgens") and from June 1985 until October 1988 as President and Chief Operating Officer of Advanced Telecommunications Corporation ("ATC"). Both Resurgens and ATC were solely engaged in the telecommunications business, and Metromedia and certain of its affiliates were investors in both Resurgens and ATC. At the time Metromedia sold its interests in Resurgens and ATC, respectively, Metromedia and certain of its affiliates owned a convertible note and warrants in Resurgens which, if converted or exercised, as the case may be, into equity pursuant to the terms thereof would have constituted approximately 36.95% of the common equity of Resurgens (such convertible note and warrants were never converted or exercised) and approximately 10% of the common equity of ATC. In connection with his election as Actava's President and Chief Executive Officer, Mr. Phillips informed the Board of Directors of Actava of his interest in the telecommunications business because of his prior experience in this business and because of his belief that the telecommunications business has greater growth prospects than the businesses in which Actava was then involved. Mr. Phillips also expressed interest in discussing possible transactions with Metromedia because of his prior business relationship with Metromedia while serving as President of each of Resurgens and ATC.

    In June 1994, Mr. Phillips initiated discussions with Metromedia involving a possible transaction involving Actava and Metromedia. As a result of these discussions, Metromedia proposed a transaction involving Orion and MITI, both of which were controlled by Metromedia and its affiliates. Mr. Phillips and the management of Metromedia concluded that they could enhance the value of Actava, Orion and

MITI by combining the companies to create a strategically positioned and global media, entertainment and communications company. These discussions between Mr. Phillips and Metromedia's management led to subsequent discussions described below in August 1994 involving the managements of Orion and MITI.

    Orion's management concluded that Actava and MITI would complement Orion. A combination with Actava would provide Orion with greater financial resources and increased flexibility to refinance its existing indebtedness which contains substantial restrictions on the operation of Orion's business and generally prohibits Orion from producing or acquiring filmed product except on a non-recourse basis. Orion's management believes that it will be able to enhance the marketability and value of Orion's library by re-entering the business of producing and acquiring new motion pictures. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Financing Arrangements." In addition, Orion's management believed that a combination with MITI would provide Orion with certain operating synergies including the possibility of an outlet for the distribution of its extensive film and television library in foreign markets served by MITI.

    MITI's management and Metromedia considered Actava and Orion a good strategic fit for MITI. Actava could provide greater financial resources for MITI to finance its capital expenditure requirements and to develop and expand its business. In addition, MITI's management believed that a business combination with Orion would be beneficial to MITI because Orion would provide a natural source of programming for MITI's cable television operations.

    During August 1994, negotiations among the managements of Actava, Orion, MITI and Metromedia and their respective advisors on the principal terms of a possible business combination between Actava, Orion and MITI accelerated. On August 9, 1994, representatives of Actava's senior management met with representatives of Metromedia to discuss the basic terms of a possible combination of Actava and Orion. Representatives of Metromedia proposed that Orion Stockholders receive at least $6.00 per share in the form of Common Stock for their shares of Orion Common Stock and that the Metromedia Holders receive shares of capital stock of Actava with enhanced voting rights so that such holders could maintain voting control of the combined entity. Because representatives of Metromedia, the holder of a controlling interest of Orion Common Stock, indicated that they would not accept less than $6.00 per share, and because $6.00 per share represented a premium to the then prevailing stock price, Orion determined that $6.00 per share was a reasonable price for the Orion Common Stock. On August 17, 1994, the same parties again met and at this meeting representatives of Metromedia proposed a four-way business combination among Orion, Actava, MITI and Sterling. At that meeting, the parties discussed the proposed four-way combination and representatives of Metromedia proposed that Actava acquire Orion (again valuing each share of Orion Common Stock at a price not less than $6.00 per share), MITI (for an aggregate price of not less than $100 million) and Sterling (for an aggregate price of not less than $6 million and not more than $8.5 million), in each case using shares of Common Stock as the consideration. Actava's senior management considered the prices to be paid for Orion, MITI and Sterling to be reasonable in light of the financial information available at such date and in light of the fact that any agreement reached by Actava at this date would be non-binding and subject to legal and financial due diligence. Metromedia asked its financial advisor to prepare a preliminary term sheet on this basis, which would also provide that the Metromedia Holders receive a class of common stock of Actava with enhanced voting rights. On August 18 and 19, 1994, senior management of Sterling and Orion met with representatives of Metromedia to discuss the possible combination and to discuss the basic financial terms of the transaction, which senior management of Sterling indicated were acceptable to them.

    Sterling was considered a good strategic addition to the Surviving Corporation's operations because it could offer more programming for MITI due to its then existing library of approximately 250 titles and could itself benefit from the greater financial resources of the Surviving Corporation. Immediately prior to participating in the negotiations with respect to the letter of intent pertaining to this

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transaction, Sterling's management had initiated contacts with investment bankers, private investors and companies engaged in the entertainment industry with respect to developing (i) strategic alliances for the production and acquisition of motion picture product and (ii) sources of additional financing. While Sterling was not at that time expressly seeking a business combination, Sterling was interested in a combination that would have accomplished the foregoing goals. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Reasons for the Mergers; Board Recommendations--Sterling's Reasons for the Sterling Merger" with respect to alternatives considered by Sterling.

    On August 29, 1994, senior management of each of Orion, Actava, MITI and Sterling and Metromedia and their respective counsel met to discuss and negotiate draft letters of intent which had been prepared by Orion's counsel and included exchange ratios, which were simply formulas based on (i) the basic financial terms that the parties had previously discussed at their August 17, 1994 meeting and (ii) the number of shares of stock of each company outstanding at the consummation of the transaction.

    On August 31, 1994, management of Actava, Orion, MITI and Sterling reached an agreement in principle on the basic terms of the Mergers and the parties signed certain non-binding letters of intent which set forth such basic terms. The letters of intent generally provided for the basic exchange ratios for the transaction and provided further that each of the Mergers was subject to a number of conditions precedent, including, among other things, the preparation and negotiation of a merger agreement satisfactory to the parties, satisfactory completion of a due diligence review, approval by the respective Boards of Directors and stockholders of Orion, Actava, MITI, and Sterling, the refinancing of Orion's existing indebtedness, consummation of each of the other Mergers and receipt of all requisite regulatory approvals. The parties agreed that, as part of the transaction, the Metromedia Holders would be issued the then contemplated Class A Common Stock, which provided for three votes per share on all matters voted upon by the Surviving Corporation's stockholders (other than the election of directors). The parties agreed that the Metromedia Holders would receive shares of Class A Common Stock because they controlled in excess of 50% of the fully diluted voting power of each of Orion and MITI and it was a precondition to their willingness to enter into and consummate the Mergers that they maintain voting control of the Surviving Corporation. The letters of intent further provided that the Surviving Corporation would be named "Metromedia International Group, Inc." and would be managed by a three person Office of the Chairman consisting of John Kluge, the current Chairman of Orion and MITI, as Chairman, Stuart Subotnick, Orion's and MITI's current Vice Chairman, as Vice Chairman, and John Phillips, the current President and Chief Executive Officer of Actava, as President and Chief Executive Officer. Finally, the letters of intent contemplated that Actava would provide up to $55 million of interim financing on a secured basis to Orion, Sterling and MITI prior to consummation of the proposed business combination.

    As provided for in the letters of intent, Actava and Metromedia entered into the Actava-Metromedia Credit Agreement under which Actava agreed to make certain loans to Metromedia in an amount not to exceed an aggregate of $55 million. Under the terms of the Actava-Metromedia Credit Agreement, Metromedia may use the proceeds of such loans to make advances to or to pay obligations on behalf of Orion, Sterling and MITI. As of September 20, 1995, Metromedia had borrowed $55 million from Actava pursuant to the Actava-Metromedia Credit Agreement. All loans made by Actava to Metromedia under the Actava-Metromedia Credit Agreement are secured by the shares of stock of Orion and MITI owned by Metromedia and its affiliates. In addition, Mr. Kluge, the Chairman, President and Chief Executive Officer of Metromedia, has personally guaranteed the outstanding principal amount of the loans. The Actava-Metromedia Credit Agreement provides that interest is payable on the principal amount of all loans at an annual rate equal to the prime rate announced from time to time by Chemical Bank (8.75% as of September 20, 1995). Interest on all outstanding loans increases to the prime rate plus three percent per annum if a party other than Actava terminates discussions relating to the proposed business combination. All loans are due and payable on the earlier of (i) the Effective Time, (ii) 90 days after the termination of the Merger Agreement, or (iii) December 31, 1995. It is currently anticipated that the amounts outstanding under the Actava-

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Metromedia Credit Agreement will be repaid upon consummation of the Mergers;
however, the repayment by Metromedia to Actava of the amounts outstanding under the Actava-Metromedia Credit Agreement will result in no net gain to the Surviving Corporation because Metromedia used the proceeds of the loans under the Actava-Metromedia Credit Agreement to make advances to or pay obligations of Orion, Sterling and MITI and all of such amounts will be repaid by the Surviving Corporation to Metromedia upon the consummation of the Mergers.

    From February 1995 through April 1995, Orion, Actava, MITI and Sterling were involved in a due diligence review and also were preparing and negotiating the terms of a definitive merger agreement. The delay between the execution of letters of intent and the commencement of the due diligence investigations and negotiation of a definitive merger agreement was due largely to Actava's involvement with the Actava-Roadmaster Exchange Transaction, the preparation of internal budgets by the parties, the preparation of audited financial statements for MITI and the formulation of a proposal regarding the refinancing of Orion's indebtedness, the substantial completion of all of which was required as a condition to the negotiation of a definitive merger agreement.

    On April 12, 1995, Orion, Actava, MITI and Sterling entered into the Initial Merger Agreement. Thereafter, in response to certain issues raised in connection with the negotiation of the term sheet for New Orion's credit facility and to facilitate the listing of the Surviving Corporation's Common Stock on the NYSE or AMEX or the quotation thereof on the NASDAQ/NMS (which is a condition to the consummation of the Mergers) and for certain other considerations, Actava, Orion, MITI and Sterling agreed to amend and restate in its entirety the Initial Merger Agreement and to amend certain related ancillary agreements (collectively, the "Amendments"). As a result, the Merging Parties, following the approval by their respective Boards of Directors, executed the Merger Agreement on September 27, 1995. The Amendments generally provided for, among other things, (i) the merger of Orion and MITI with and into newly formed, wholly-owned subsidiaries of Actava (the Initial Merger Agreement had provided for the merger of Orion and MITI directly with and into Actava),
(ii) establishing the Orion Exchange Ratio, the MITI Exchange Ratio and the Sterling Exchange Ratio on the Determination Date (i.e., the day which is five days prior to the Meetings) to allow stockholders of each of Actava, Orion, MITI and Sterling to make a more informed investment decision in voting whether to approve the Mergers (the Initial Merger Agreement provided that the Exchange Ratio would be fixed on the business day immediately prior to the Effective
Time), (iii) the elimination of the Share Exchange which had provided that immediately following the Effective Time the Metromedia Holders would receive shares of Class A Common Stock in exchange for their shares of Common Stock received in the Mergers (the Initial Merger Agreement provided for the Share Exchange pursuant to which the Metromedia Holders would have received such Class A Common Stock), (iv)(a) dividing the Board of Directors into three classes, with each class to be elected, in staggered three year terms, (b) prohibiting stockholder action by written consent in lieu of a meeting, (c) limiting the right to call special meetings of stockholders to the Chairman or Vice Chairman of the Board of Directors of the Surviving Corporation and (d) establishing certain procedures stockholders must follow to nominate directors for election to the Surviving Corporation's Board of Directors (clauses (a), (b), (c) and (d) above are collectively referred to as the "Governance Amendments;" the Initial Merger Agreement did not provide for any of the Governance Amendments), (v) the inclusion of a covenant in the Merger Agreement providing for the adoption of a stockholder rights plan by the Surviving Corporation's Board of Directors (the Initial Merger Agreement did not provide for the adoption of a stockholder rights plan) and (vi) the agreement by the Surviving Corporation to register under the Securities Act the shares of Common Stock owned by the Metromedia Holders on a Form S-3 Registration Statement pursuant to Rule 415 under the Securities Act (the "Shelf Registration") which will be declared effective on or prior to the Effective Time and will be continuously kept effective by the Surviving Corporation until all of the shares covered by such Shelf Registration are sold (the Initial Merger Agreement provided that the Metromedia Holders, under certain circumstances and subject to certain conditions, could demand that the Surviving Corporation register under the Securities Act their shares of the Surviving Corporation's stock). For a more detailed description of the Amendments, including a

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description of the mergers of Orion and MITI with and into subsidiaries of
Actava, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--The Proposed Mergers;" for a description of the mechanism to determine the Exchange Ratio, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Orion Exchange Ratio," "--MITI Exchange Ratio" and "--Sterling Exchange Ratio;" for a description of the Governance Amendments and the stockholder rights plan, see "INFORMATION REGARDING ACTAVA--Description of Actava Capital Stock;" and for a description of the Shelf Registration, see "PROPOSAL NO. 1--THE PROPOSED MERGERS--Registration Rights Agreement."

  Orion Board Deliberations

    Since the execution of the letters of intent among the parties relating to the proposed Mergers, management of Orion has kept members of its Board of Directors informed as to the status of the proposed Mergers.

    On March 2, 1995, Orion's Board of Directors formed the Orion Special Committee to consider the terms of the Initial Merger Agreement and to make a recommendation to the full Board of Directors of Orion regarding the Initial Merger Agreement. The Orion Special Committee also considered the terms of the Merger Agreement and made a recommendation to the full Board of Directors of Orion regarding the Merger Agreement. The Orion Special Committee was formed because Orion's Board of Directors is composed of a majority of persons who are affiliated with Metromedia and because of the Board of Directors' view that the Orion directors affiliated with Metromedia could be viewed as having an interest in the transactions contemplated by the Merger Agreement in addition to the interests of Orion Stockholders generally in light of the MITI Merger and the then contemplated Share Exchange. The members of the Orion Special Committee are Michael I. Sovern, Joel R. Packer and Raymond L. Steele, each of whom Orion considers an independent director. Messrs. Packer and Steele were two of the three directors selected to Orion's Board of Directors at the request of Orion's unsecured creditors in connection with the consummation of the Plan. See "INFORMATION REGARDING ORION-- Management's Discussion and Analysis of Financial Condition and Results of Operations." The third member of Orion's Board of Directors selected by Orion's unsecured creditors in connection with consummation of the Plan, Stephen Wertheimer, elected not to serve on the Orion Special Committee because he is involved in active negotiations with Metromedia on a matter unrelated to the Mergers, to Orion and to Mr. Wertheimer's duties as a director of Orion. Mr. Steele has approached representatives of Metromedia regarding their interest in making an investment in several potential transactions. Metromedia has declined to participate or has not yet taken action with respect to any such potential transaction. In light of the lack of any substantive discussions between Metromedia and Mr. Steele regarding these transactions, Mr. Steele and the Orion Board of Directors determined that Mr. Steele could serve on the Orion Special Committee.

    The Orion Special Committee held eight separate meetings to consider the terms of the Orion Merger as provided for in the Initial Merger Agreement and the Merger Agreement. These meetings are described below:

        . At a meeting held on March 2, 1995, Michael I. Sovern was selected as chairman of the Orion Special Committee. At this meeting, Mr. Sovern noted that the first order of business would be to retain the services of independent legal counsel and an independent investment banking firm to review the terms of the proposed transaction.

        . At a meeting held on March 15, 1995, the Orion Special Committee decided to retain Davis Polk as its independent counsel. Once retained, representatives from Davis Polk discussed with the Orion Special Committee the process for selecting an independent financial advisor for the Orion Special Committee.

        . At a meeting of the Orion Special Committee held on March 16, 1995, members of the Orion Special Committee heard presentations from representatives of several investment banking firms regarding their possible retention as financial advisor to the Orion Special Committee. At this

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
    meeting Alex. Brown was retained to render independent financial advice to the Orion Special Committee.

        . The next meeting of the Orion Special Committee was held on March 28, 1995. At this meeting, a representative from Alex. Brown discussed with the Orion Special Committee the valuation methodologies they intended to utilize in connection with the proposed transaction and reported to the committee certain discussions representatives of Alex. Brown had with members of Orion's management. Representatives of Davis Polk also reviewed with the Orion Special Committee certain terms of the draft Initial Merger Agreement.

        . At a meeting of the Orion Special Committee held on April 11, 1995, Alex. Brown presented to the Orion Special Committee its preliminary report regarding the fairness of the proposed transaction, including its valuation methodologies and its preliminary conclusions regarding the valuation. A member of Orion's senior management and Orion's counsel were invited to this meeting and reviewed with the Orion Special Committee the status and certain issues concerning the refinancing of the indebtedness of Orion as well as the timing of the execution of the Initial Merger Agreement. At this meeting, Davis Polk, at the request of the Orion Special Committee, raised with representatives of Orion's senior management and Orion's counsel certain issues that the Orion Special Committee had raised with respect to the draft of the Initial Merger Agreement and ancillary agreements including the need under certain circumstances to limit the rights of the Metromedia Holders, as the sole holders of the then contemplated Class A Common Stock, to elect directors to the Surviving Corporation's Board of Directors.

        . The Orion Special Committee held another meeting on April 27, 1995. At this meeting, Alex. Brown presented its oral opinion (which was later confirmed in writing) regarding the fairness from a financial point of view of the proposed transaction and the valuation analyses Alex. Brown had undertaken with respect to each of the parties to the Merger Agreement. The Orion Special Committee discussed the valuations performed by Alex. Brown as well as the financial alternatives that might be available to Orion in the absence of the proposed transaction and the imminence of Orion's default under certain of its indebtedness. Also at that meeting, plaintiffs' counsel in certain stockholder litigation filed against Orion in connection with the Mergers made a presentation to the Orion Special Committee and raised with the committee certain concerns it had with the terms of the transaction generally and specifically with the terms of the then contemplated Class A Common Stock (which under the Initial Merger Agreement would have been issued to the Metromedia Holders) and with certain provisions of the Registration Rights Agreement. The committee held further discussions regarding the rights of holders of the then contemplated Class A Common Stock to elect directors to the Surviving Corporation's Board of Directors regardless of their equity interest in the Surviving Corporation and instructed Davis Polk to negotiate an amendment to the Initial Merger Agreement which would provide a downward adjustment in the event the aggregate equity interest in the Surviving Corporation of the holders of the then contemplated Class A Common Stock fell below certain levels.

        . At a meeting of the Orion Special Committee held on May 5, 1995, representatives from Alex. Brown presented certain additional information relating to the fairness opinion delivered at the previous meeting, which is summarized below. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors--Orion." Representatives from Davis Polk also reported that Metromedia had agreed generally that the number of directors appointed by the holders of the then contemplated Class A Common Stock would be reduced as the equity holdings of the holders of the Class A Common Stock fell below 15 percent. After further discussion with counsel, the Orion Special Committee voted unanimously to recommend to the full Orion Board that it approve and recommend the Initial Merger Agreement. The committee noted that it would review its recommendation when the final terms of the refinancing plan for the Orion Senior Indebtedness and Orion Subordinated Indebtedness had been finalized.

        . The Orion Special Committee held another meeting on September 13, 1995. At this meeting, the committee considered and discussed with its advisors the Amendments to the Initial

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    Merger Agreement and the Restated Certificate of Incorporation of the
    Surviving Corporation. Orion's counsel reviewed the terms of the commitment letter with Chemical Bank for New Orion's credit facility and the expected timing of that financing arrangement. Representatives of Alex. Brown presented its oral opinion, which was later confirmed in writing, that, as of such date, nothing had come to Alex. Brown's attention that would lead it to change its earlier opinion regarding the fairness from a financial point of view of the Orion Merger. The Orion Special Committee voted unanimously to recommend that the full Orion Board of Directors approve and recommend the Merger Agreement.

    The full Board of Directors of Orion held a meeting on May 17, 1995, which was attended by Orion's counsel and its financial advisor, Donaldson, Lufkin and Jenrette Securities Corp. ("DLJ"). DLJ has historically acted as a financial advisor to Orion with respect to certain corporate transactions. It was contemplated at that time that DLJ would be retained to act as Orion's financial advisor in connection with its then contemplated refinancing plan for the Orion Subordinated Indebtedness. DLJ attended this meeting to answer questions about such contemplated refinancing plan, but did not deliver any reports or prepare any opinions with respect thereto. DLJ did not participate in the discussions and no questions were asked of DLJ by the Orion Board at the May 17, 1995 meeting. At this meeting, Orion's counsel reviewed in detail the terms of the Initial Merger Agreement. Members of the Orion Board asked questions and engaged in a discussion regarding the terms of the Initial Merger Agreement. At this meeting, the Orion Special Committee reported to the full Orion Board regarding its unanimous recommendation and representatives of Alex. Brown provided a summary to the full Orion Board of the presentation that it made to the Orion Special Committee regarding the various analyses it had undertaken in connection with delivering its fairness opinion to the Orion Special Committee. The full Board of Directors of Orion, by unanimous vote of those directors present, approved the Initial Merger Agreement at the May 17, 1995 meeting.

    The full Board of Directors of Orion held a telephonic meeting on September 13, 1995, in which Orion's counsel participated. At this meeting, Orion's counsel reviewed in detail the terms of the Merger Agreement, described the principal changes effectuated by the Amendments and described the terms of the proposed financing arrangements with Chemical Bank. The full Board of Directors then received a report of the Orion Special Committee regarding its unanimous recommendation of the Merger Agreement. Members of the Orion Board asked questions regarding the Amendments and the refinancing plan. In particular, members of Orion's Board of Directors asked questions regarding the specific terms of New Orion's credit facility, including which portion of the New Orion credit facility is to be guaranteed by Metromedia. The Orion Board also discussed the potential anti-takeover effect of the Amendments and whether such provisions were typically part of charters of other public companies. Following such discussion, the full Board of Directors of Orion, by unanimous vote of those directors present, approved the Merger Agreement at the September 13, 1995 meeting.

    In the event the Merger Agreement is not approved or the Mergers are not otherwise consummated, Orion's Board of Directors intends to instruct management to seek a waiver of the event of default which occurred on August 31, 1995, under certain of the Orion Subordinated Indebtedness, to seek means to refinance the Orion Senior Indebtedness and Orion Subordinated Indebtedness or to seek other financing. There can be no assurance that any of the foregoing would be successful and as a result of the occurrence of the Event of Default and the possibility of an acceleration of its indebtedness, Orion may be forced to seek protection under chapter 11 of the Bankruptcy Code if the Mergers are not consummated. See "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

    Each member of the Orion Special Committee received a fee of $20,000 for service on the Orion Special Committee and fees of $1,000 for each meeting attended, such fees totalling $28,000 for Mr. Sovern, and $27,000 for each of Mr. Packer and Mr. Steele for their services on the Orion Special Committee.

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
  Actava Board Deliberations

    During its initial consideration of the Mergers, Actava's Board of Directors consisted of nine members. They were John E. Aderhold, Michael E. Cahr, J.M. Darden, III, John Imlay, Clark A. Johnson, Anthony F. Kopp, Richard Nevins, John
D. Phillips and Carl E. Sanders. Messrs. Cahr and Nevins were designated by Triton to serve as directors pursuant to the Triton Stockholders Agreement. Mr. Darden resigned as a member of the Board of Directors of Actava on June 7, 1995, and Mr. Kopp resigned as a member of the Board of Directors of Actava on June 9, 1995. The letters of resignation submitted to Actava by Messrs. Darden and Kopp did not provide reasons for their resignations. As a result of these resignations, the Board of Directors of Actava has consisted of seven members since June 9, 1995.

    The Board of Directors of Actava held six separate meetings to consider the proposed business combination with Orion, MITI and Sterling. All of the members of the Board of Directors attended each of the six meetings or participated in the meetings by telephone, except that Mr. Aderhold did not participate in a meeting held on February 20, 1995 and Mr. Kopp was unable to participate in most of a meeting held on March 19, 1995 due to a problem with a telephone connection. In addition to the formal meetings of the Board of Directors, Actava's directors exchanged correspondence regarding the Mergers, the material terms of which are summarized below. The deliberations by Actava's Board of Directors are summarized below:

        . At a meeting of the Board of Directors held on February 6, 1995, Mr. Phillips presented a detailed report to Actava's directors on the current status of Actava and on the reasons why the Mergers, in his opinion, would be in the best interests of the Actava Stockholders. The directors of Actava at this meeting also heard a presentation from representatives of First Boston regarding First Boston's credentials for rendering an opinion to the Board of Directors on the fairness of the Orion Exchange Ratio, Sterling Exchange Ratio and MITI Exchange Ratio (collectively referred to as the "Exchange Ratio") and the then contemplated Share Exchange, taken as a whole, to the Actava Stockholders from a financial point of view. Presentations were also made to Actava's directors by Richard J. Sherwin, Co-President of MITI, Leonard White, President of Orion, and John Hyde, President of Sterling. The presentations included a review of the history, business and prospects of each of MITI, Orion, and Sterling, respectively. The non-management directors of Actava held an executive session at this meeting during which all members of Actava's management, including Mr. Phillips, were excused from the meeting. During the executive session, there was an extensive discussion regarding whether an independent committee of directors should be formed to review the Mergers and to consider the alternatives available to Actava. Following this discussion, the non-management directors of Actava agreed that the full Board of Directors would meet frequently to consider the Mergers and that an independent committee of directors was not necessary or required. The primary reasons for determining that an independent committee was not necessary or required were that (i) Actava's outside legal counsel advised Actava's Board of Directors that, under the circumstances of this transaction, Delaware law would not require the formation of an independent committee of directors to review the Mergers and that each director would be obligated to be fully informed about the Mergers whether or not an independent committee had been established for the purposes of reviewing and recommending the Mergers to the full Board of Directors, (ii) it would have been difficult to appoint a committee that would have adequately represented the views of all of the members of the Board of Directors, and (iii) the non-management directors would have the opportunity to hold additional executive sessions at future meetings during which all members of Actava's management, including Mr. Phillips, could be excused from the meeting. The non-management directors further agreed that the investment banker retained to render a fairness opinion with respect to the Mergers and the then contemplated Share Exchange would report directly to the Board Directors and would not be compensated with a fee that would be contingent upon consummation of the Mergers.

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        . A telephonic meeting of Actava's Board of Directors was held on
    February 20, 1995. The directors at this meeting ratified a decision made by the Executive Committee of the Board of Directors of Actava on February 15, 1995 to retain First Boston to render an opinion to the Board of Directors of Actava on the fairness of the Exchange Ratio and the then contemplated Share Exchange, taken as a whole, to the Actava Stockholders from a financial point of view. The motion to ratify the selection of First Boston was approved by a vote of six to two. Mr. Nevins and Mr. Cahr voted against the motion. They pointed out that Triton, which at that time owned approximately 25% of the outstanding shares of Common Stock, had publicly announced its opposition to the Mergers on February 15, 1995. See "INFORMATION REGARDING ACTAVA--Other Developments." Messrs. Nevins and Cahr felt that Actava should not continue to pursue the Mergers in light of Triton's opposition.

        . Actava's Board of Directors held another meeting on February 27, 1995. At this meeting, the directors heard reports on the status of Actava's due diligence investigation regarding the Mergers. In addition, Stuart Subotnick, Executive Vice President of Metromedia and Vice Chairman of Orion and MITI, made a presentation to Actava's directors regarding Metromedia. This presentation included a discussion of the history of Metromedia's relationship with Orion and MITI and a discussion of Mr. Subotnick's views regarding the reasons for the Mergers and the prospects for the Surviving Corporation if the Mergers are consummated. There was also a discussion at this meeting regarding Triton's opposition to the Mergers. Mr. Nevins, speaking for Triton, described the Mergers as a combination of troubled assets and start-up ventures. He also said that the Mergers were announced prematurely without an adequate evaluation or due diligence on the part of Actava's management. Mr. Nevins further commented that if the Mergers are consummated Actava would be investing in excess of $100 million in MITI compared to Mr. Nevin's understanding of a total investment in MITI of approximately $50 million, of which approximately $25 million had been invested by Metromedia and its affiliates. After expressing the view that the Mergers could not be consummated in light of Triton's opposition, Mr. Nevins made a motion that Actava terminate further consideration of and expenses relating to the Mergers. The motion made by Mr. Nevins was seconded by Mr. Cahr but was defeated by a vote of seven to two. Messrs. Nevins and Cahr were the only directors who voted in favor of the motion. The directors who opposed the motion expressed the view that Actava should proceed with its due diligence investigation relating to the Mergers and that the Board of Directors should receive the opinion of First Boston as to the fairness of the consideration to be received by the Actava Stockholders from a financial point of view before making a final decision on the Mergers.

        . At a meeting held on March 19, 1995, representatives of First Boston made a presentation to Actava's directors regarding certain preliminary financial analyses relating to the proposed Mergers. In addition, Frederick Beilstein, Senior Vice President and Chief Financial Officer of Actava, made a presentation regarding the proposal that was then under consideration for the refinancing of certain indebtedness of Orion and Actava in connection with the Mergers. At the time of this meeting, it was contemplated that the Surviving Corporation would offer to issue new zero coupon notes, combined with warrants to purchase shares of Common Stock, in exchange for all of the Orion Subordinated Indebtedness and all of Actava's outstanding 6 1/2% Convertible Debentures due 2002 (the "Exchange Offers"). It also was contemplated that the Surviving Corporation would enter into a new credit facility with a syndicate of banks and would use the proceeds of the new credit facility to repay the Orion Senior Indebtedness. The Exchange Offers subsequently were abandoned after the managements of Actava and Orion concluded that they would be time consuming and difficult to accomplish. In lieu of the Exchange Offers, the Surviving Corporation will refinance the Orion Subordinated Indebtedness in the manner described elsewhere in this Joint Proxy Statement/Prospectus. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Financing Arrangements." The directors of Actava were also presented with a draft of the Initial Merger Agreement, and there was a presentation regarding the material terms of the Initial Merger Agreement. There was also a discussion at this meeting regarding alternatives to the

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    Mergers. Following the various presentations that were made at this meeting,
    Mr. Phillips recommended that Actava's Board of Directors approve the Mergers. No motions regarding the Mergers, however, were made at this meeting.

        . Following the meeting of Actava's Board of Directors held on March 19, 1995, Messrs. Darden and Nevins each wrote separate letters to the other Actava directors expressing their respective concerns about the proposed Mergers, including that (i) the financing for the Surviving Corporation that was then being contemplated would be difficult to accomplish, would not provide adequate additional capital for the Surviving Corporation to finance its ongoing operations and, therefore, would make it highly likely that the Surviving Corporation would need to sell its Snapper division or its interest in Roadmaster, (ii) Orion and Sterling are weak participants in the motion picture industry, which is a highly competitive, capital intensive and volatile business, (iii) the Mergers involve the use of Actava's balance sheet to finance businesses more properly financed privately in the venture capital market, (iv) MITI is a start-up venture facing significant political, social and economic risks associated with operating a business in Eastern Europe and the former Soviet Republics, (v) the opportunities presented by the Mergers may be better pursued by a privately held company or by a large company that could pursue these opportunities with only a fraction of its capital, and (vi) the consummation of the Mergers could take a significant amount of time during which MITI and Orion would continue to consume cash.

        . Mr. Phillips responded to the concerns of Messrs. Darden and Nevins in separate letters to them. In his responses, which were sent to all of the members of Actava's Board of Directors, Mr. Phillips noted that (i) Actava had been advised that the then anticipated financing for the Surviving Corporation could be accomplished without significant difficulty, (ii) although current market conditions are not ripe for completing a debt financing for companies doing business in emerging markets, the Surviving Corporation could effectively manage its cash needs by delaying certain projects and, if necessary, by selling select assets, including its Snapper division and investment in Roadmaster, (iii) although the Surviving Corporation intends to follow a conservative plan relating to new film production, Orion has an impressive film library which will provide to the Surviving Corporation the requisite film content for a communications company to operate in the motion picture industry, (iv) the risks associated with MITI are outweighed by the potential for growth of the company, the large number of licenses it holds, the diversity of the types of licenses involved and the countries and cities in which such licenses have been issued and (v) First Boston's analysis states that the Mergers enhance the inherent value of the Common Stock.

        . Actava's Board of Directors met again on April 12, 1995. At this meeting, the directors heard a presentation from First Boston regarding certain financial considerations relating to the proposed Mergers, and First Boston rendered its oral opinion (which was later confirmed in writing) regarding the fairness of the Exchange Ratio and the then contemplated Share Exchange, taken as a whole, to the Actava Stockholders from a financial point of view. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors--Actava." The directors also reviewed a revised draft of the Initial Merger Agreement and considered the terms of the Initial Merger Agreement and the advantages and disadvantages of the Mergers, including the reasons for the Mergers and the risk factors relating to the businesses of the Surviving Corporation. Finally, the directors also discussed alternatives to the Mergers and discussed a summary of the then proposed Exchange Offers. Each member of Actava's Board of Directors was given the opportunity to ask questions and to comment on the Mergers. Mr. Nevins started by questioning the wisdom of purchasing Orion on a basis which requires Actava to pay for Orion's movie production business, which does not currently exist. He also maintained that Orion would be facing bankruptcy if the Mergers did not occur. Mr. Darden questioned whether other third parties would pay the values placed by First Boston on Orion's film library. Mr. Kopp said that the Mergers have numerous positive aspects, but he was concerned that Mr. Kluge is using the transaction to eliminate his guaranty of Orion's indebtedness and to obtain access to Actava's cash and other

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    financial resources. Mr. Imlay commented favorably on the opportunities presented by the Mergers and on the quality of the people who will be involved in the future operations of the Surviving Corporation. Mr. Aderhold also commented favorably on the management of the Surviving Corporation and on the quality of the opinion provided to the Board of Directors by First Boston. Mr. Cahr said he had personal experience doing business in Russia and Eastern Europe over the past five years. He questioned the values placed by First Boston on the businesses of MITI, and he commented that the risks of the Eastern European joint ventures are significant. Mr. Johnson complimented Mr. Phillips for his accomplishments as Actava's Chief Executive Officer and said he is impressed with the opportunities presented by the telecommunications and entertainment industries. Mr. Sanders said he believed there will be less risk in pursuing the Mergers than doing nothing. He also observed that Actava would have the right to pursue a more attractive alternative if such an alternative is presented to the Board of Directors before the Mergers are consummated. Messrs. Johnson and Sanders also expressed the view that the stockholders of Actava should be given the opportunity to vote on the Mergers. After all the directors had had the opportunity to express their views, Mr. Johnson made a motion, which was seconded by Mr. Sanders, that Actava's Board of Directors approve the Initial Merger Agreement and the then contemplated Share Exchange Agreement and recommend that the Actava Stockholders vote to approve the Initial Merger Agreement and the then contemplated Share Exchange Agreement. The motion was adopted by a vote of 5 to 4. The directors voting for the motion were Messrs. Aderhold, Imlay, Johnson, Phillips and Sanders. Messrs. Cahr, Darden, Kopp and Nevins voted against the motion.

        . The final meeting of Actava's Board of Directors at which the Mergers were considered was held on September 15, 1995. At this meeting, Mr. Beilstein made a presentation regarding the financing plan for the Surviving Corporation. This presentation included a description of the New Orion credit facility and the proposed $35 million credit facility for the Surviving Corporation and a review of the plans for using the proceeds of the New Orion credit facility and the Surviving Corporation's $35 million credit facility to refinance the Orion Senior Indebtedness and the Orion Subordinated Indebtedness. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Financing Arrangements." Mr. Beilstein also discussed the future financing needs of the Surviving Corporation. See "RISK FACTORS--Leverage and Debt Service Payments of the Surviving Corporation" and "--Future Financing Needs." Following Mr. Beilstein's presentation, representatives of First Boston informed the Board of Directors that First Boston had continued to monitor the parties involved in the Mergers and their respective businesses and that nothing had come to the attention of First Boston that would cause it to change the opinion that it delivered to the Board of Directors on April 12 1995. First Boston subsequently rendered an opinion dated the date of this Joint Proxy Statement/Prospectus on the fairness of the Exchange Ratio, taken as a whole, to the Actava Stockholders from a financial point of view. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Opinions of Financial Advisors--Actava." There was also a presentation at this meeting on the Merger Agreement with emphasis on the differences between the Initial Merger Agreement and the Merger Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers." After the various presentations had been concluded, Mr. Nevins commented that he voted against the Mergers at the meeting of the Board of Directors held on April 12, 1995 because he felt that Actava was paying too much for the assets of the other parties to the Mergers and because he believed that the then contemplated financing plan was not credible. Mr. Nevins then observed that the recent increases in the market value of the Common Stock have convinced him that the market does not share his views regarding the value of Orion and MITI. He also emphasized that he now believes an enterprise with the Surviving Corporation's market valuation will be able to raise the additional financing that it needs. Mr. Nevins concluded by saying he now intends to vote in favor of the Mergers. Mr. Cahr expressed his agreement with the comments made by Mr. Nevins. An executive session of the Board of Directors was then held at which all members of Actava's management, including Mr. Phillips, were excused from the meeting. Following the executive session, Actava's Board of Directors unanimously approved the

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    Merger Agreement and recommended that the Actava Stockholders vote to approve the Merger Agreement.

    In the event that the Mergers are not consummated, Metromedia will be required to repay all amounts owed by Metromedia to Actava under the Actava-Metromedia Credit Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Interests of Certain Persons in the Mergers." Such amounts will be due ninety days from the termination of the Merger Agreement, but in no event later than December 31, 1995. At September 20, 1995, the amount Metromedia had borrowed under the Actava-Metromedia Credit Agreement was $55 million. Actava's management would then utilize Actava's financial resources to enhance stockholder value by (i) continuing to operate Actava's Snapper division with an emphasis on improving operating results and increasing its value through strategic business combinations involving other consumer durable product companies, (ii) seeking other potential merger partners for a business combination with Actava, and (iii) continuing to hold Actava's investment in Roadmaster and participating in its management through Actava's representation on the Board of Directors of Roadmaster. In addition, Actava would reduce its overhead expenses and would consider the advisability of utilizing its cash liquidity to prepay a portion of its long-term indebtedness.

  MITI Board Deliberations

    At an August 31, 1994 meeting of the Executive Committee of the Board of Directors of MITI, the Executive Committee of MITI unanimously approved the terms of the letter of intent with Actava relating to the proposed MITI Merger. The Executive Committee of the Board of Directors of MITI is comprised of John Kluge, Stuart Subotnick, Richard J. Sherwin, Carl Brazell, Jr. and John Stanton. Each of the members of the Executive Committee, other than Mr. Stanton, participated in the August 31, 1994 meeting. Prior to the meeting, the members of the Board of Directors of MITI were not aware of the discussions among Actava, MITI, Orion and Sterling with respect to the proposed Mergers. The Executive Committee noted at the meeting, however, that the letter agreement with Actava was nonbinding and was subject to the satisfaction of a number of conditions precedent, including the approval of the Board of Directors and stockholders of MITI. Promptly following the execution and delivery by MITI of the letter of intent with Actava, the remaining members of the Board of Directors of MITI were apprised that MITI had entered into the letter of intent and were advised that the proposed MITI Merger would be the principal topic of discussion at the next scheduled meeting of the Board of Directors of MITI.

    At a meeting held on September 28, 1994, the Board of Directors of MITI noted that a telephonic meeting of the Executive Committee of the Board of Directors had been held on August 31, 1994 at which time the four members of the Executive Committee participating in this meeting approved the terms of the August 31, 1994 letter of intent with Actava relating to the proposed MITI Merger. A presentation with respect to the proposed MITI Merger was made at the September 28, 1994 MITI Board meeting by certain representatives of Metromedia who serve as directors on the MITI Board. Richard J. Sherwin, a Co-President and a director of MITI, briefly outlined the principal terms of the proposed MITI Merger and explained that pursuant to the terms of the proposed MITI Merger the stockholders of MITI would receive approximately 5.5 shares of Common Stock for each share of common stock of MITI, subject to upward adjustment if the Actava Average Closing Price is less than $10.50 per share. Mr. Subotnick and Silvia Kessel, both of whom serve as directors of MITI and officers of Metromedia, then outlined the principal terms of the proposed mergers between Orion and Actava and Actava and Sterling including the terms of the Orion Exchange Ratio, the Sterling Exchange Ratio and the then contemplated Share Exchange Agreement. They also indicated to the MITI Board that the August 31, 1994 letter of intent between Actava and MITI provided for the making of loans by Actava in the aggregate amount of $55 million for the benefit of MITI, Orion and Sterling and advised the MITI Board that the necessary financing documents for these loans would be completed shortly and that a portion of such loans would be available to MITI in the near future. Mr. Sherwin then suggested to the Board that MITI should retain an independent financial advisor to analyze the proposed MITI

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Merger and to render an opinion with respect to the fairness from a financial point of view of the consideration payable to the MITI Stockholders pursuant to the proposed MITI Merger. The directors participating in this MITI Board meeting authorized the Executive Committee of the Board of Directors to select an investment banking firm to serve as MITI's financial advisor in connection with the proposed MITI Merger and to render an opinion to the Board of Directors as to the fairness from a financial point of view of the consideration to be paid to the MITI Stockholders in connection with the proposed MITI Merger.

    A telephonic meeting of the Executive Committee of MITI's Board of Directors was held on March 23, 1995. The Executive Committee at this meeting unanimously agreed to retain GKM to serve as MITI's financial advisor in connection with the proposed MITI Merger and to render an opinion to the Board of Directors of MITI as to the fairness from a financial point of view of the consideration to be paid to the MITI Stockholders in connection with the proposed MITI Merger.

    On April 12, 1995, MITI's Board of Directors met to consider the proposed MITI Merger and the terms of the Initial Merger Agreement. A representative of GKM was present at the meeting and delivered GKM's oral opinion that the value of the consideration to be paid to the MITI Stockholders in the MITI Merger is fair, from a financial point of view, to the MITI Stockholders. Because six of the twelve members of MITI's Board of Directors are designated to serve on the MITI Board by the MITI Stockholders who are affiliated with Metromedia and a seventh member of the MITI Board is a director of an investment banking institution which, at the time MITI's Board of Directors considered the Initial Merger Agreement, was serving as an advisor to Orion in connection with the then contemplated Exchange Offers, the Board of Directors of MITI determined that in light of the Orion Merger and the then contemplated Share Exchange these seven directors could be viewed as having an interest in the transactions contemplated by the Initial Merger Agreement in addition to the interests of the MITI Stockholders generally. As a result, the Board of Directors of MITI determined that the MITI Stockholders' Agreement required that the Initial Merger Agreement be approved by a majority of the remaining five members of MITI's Board of Directors who do not have an interest in the transactions contemplated by the Initial Merger Agreement in addition to the interests of the MITI Stockholders generally. Before voting on whether to approve the Initial Merger Agreement, the directors of MITI raised a number of questions with the representatives of GKM present at the MITI Board Meeting as to the various factors considered by GKM in rendering its opinion that the value of the consideration to be paid to the MITI Stockholders in connection with the MITI Merger is fair from a financial point of view to the MITI Stockholders. The directors were interested, among other things, in obtaining more specific details as to the various public and private companies whose financial performance GKM compared to that of MITI and the various United States and foreign transactions in the wireless cable, paging, fixed wireless telephony, radio broadcasting and international long distance telephony industries which GKM assessed in arriving at such fairness opinion. The members of the Board also discussed whether MITI had sufficient financial resources to continue to develop and expand its various communications businesses at this time or whether MITI would have to seek additional debt or equity financing from other parties in the event that the Board decided not to approve the execution and delivery by MITI of the Initial Merger Agreement. The Board noted that OPIC had recently agreed to execute a commitment letter with MITI that, subject to the execution and delivery of definitive financing documents, would provide MITI and its affiliates with loan guarantees enabling MITI and its affiliates to borrow up to $29.9 million which could be used exclusively for MITI's five operating wireless cable television systems. The Board also discussed the fact that if MITI did not proceed with the proposed MITI Merger, it would have to seek significant additional debt or equity financing from other third parties, in addition to OPIC, in order to support its existing communications projects and to expand into potential new markets such as China. After this lengthy discussion, the MITI directors not affiliated with Metromedia and the full MITI Board of Directors approved the Initial Merger Agreement.

    After the parties had negotiated the Amendments, in light of the Orion Merger and the fact that the Merger Agreement provided Orion with the right to designate a majority of the Surviving

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Corporation's Board of Directors at the Effective Time, MITI determined that the
MITI Stockholders' Agreement required that the Merger Agreement be approved by the five members of MITI's Board of Directors who do not have an interest in the transactions contemplated by the Merger Agreement, in addition to the interests of the MITI Stockholders generally.

    The Board of Directors of MITI approved the terms of the Merger Agreement by unanimous written consent as of September 15, 1995.

  Sterling Board Deliberations

    The Sterling Board of Directors considered the effect of the Sterling Merger on Sterling and its stockholders at four separate meetings over the eight months preceding the Board's approval of the Initial Merger Agreement. During this period, Sterling Board members were provided with, among other things, information pertaining to the business, financial condition and prospects of each of Actava, Orion, MITI and Sterling. In addition, Sterling management during this period also attempted, without success, to identify other parties that might have an interest in combining with or acquiring Sterling on terms at least as favorable as those in the Initial Merger Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Reasons for the Mergers; Board Recommendations--Sterling's Reasons for the Sterling Merger."

    On April 11, 1995, Sterling's Board of Directors held a meeting to consider the proposed Sterling Merger and the terms of the Initial Merger Agreement. The Sterling Board authorized the retention of Houlihan Lokey to render an opinion with respect to the fairness of the value of the consideration to be received by the Sterling Stockholders. The Board discussed the terms and conditions of the Initial Merger Agreement (including the transactions contemplated thereby) and the advantages and disadvantages of the Mergers and the risks relating to the businesses of the Surviving Corporation. The Board also considered alternatives to the Mergers. Houlihan Lokey presented an oral report to the Sterling Board with respect to the analyses it performed and advised the Board that, in its opinion, the value of the consideration to be received by the Sterling Stockholders was fair from a financial point of view. After discussion, the Board of Directors of Sterling unanimously approved the Initial Merger Agreement.

    The Board of Directors of Sterling held another meeting on September 14, 1995. At this meeting, the Sterling Board reviewed the financing plan for the Surviving Corporation and the Amendments. The Sterling Board discussed the terms of the financing to be made available to the Surviving Corporation including the sources of such funds, the funds to be available to New Orion and the plans for refinancing the Orion Senior Indebtedness and Orion Subordinated Indebtedness. Members of the Sterling Board also discussed the differences between the Initial Merger Agreement and the Merger Agreement, including the elimination of the Share Exchange, the proposed adoption of a stockholder rights plan for the Surviving Corporation, the classified board of directors of the Surviving Corporation, the capital structure of the Surviving Corporation following the Mergers and the change in the mechanism of determining the Sterling Exchange Ratio. The Sterling Board was advised that the Amendments were proposed in response to certain issues raised in connection with the financing plan for the Surviving Corporation and to facilitate the listing of the Surviving Corporation's Common Stock on the NYSE, AMEX or NASDAQ/NMS. The full Board of Directors of Sterling, by unanimous vote, approved and adopted the Merger Agreement at the September 14, 1995 meeting.

    In the event the Sterling Merger is not consummated, Sterling's management anticipates continuing to operate Sterling as it has in the past while seeking additional sources of financing to expand its business operations.

    Following the approval of each of the Boards of Directors of Orion, Actava, Sterling and MITI, authorized officers of Orion, Actava, Sterling and MITI executed the Merger Agreement.

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REASONS FOR THE MERGERS; BOARD RECOMMENDATIONS

  Orion's Reasons for the Orion Merger

    In reaching its decision to recommend or approve the Merger Agreement, the Orion Special Committee and the Board of Directors of Orion consulted with their respective advisors and independently considered the material factors described below. Based upon its independent review of such factors and the respective reviews of the business and operations of all the parties, the Orion Special Committee recommended approval of and the Board of Directors of Orion approved the Merger Agreement.

    The Orion Special Committee and the Board of Directors of Orion considered the following favorable factors in reaching the conclusion to approve the Merger
Agreement:

        . Historically, Orion was engaged primarily in the financing, production and distribution of motion pictures for the worldwide theatrical market, including distribution of motion pictures financed and produced by others for which it would receive a fee. In addition, Orion distributed motion pictures to the worldwide home video, free television, cable and pay television markets. Although the agreements entered into in connection with the Plan severely restricted Orion's ability to produce or acquire new motion picture product, Orion retained its well regarded distribution apparatus during and after the completion of its bankruptcy proceedings, and this distribution apparatus remains a valuable asset which continues to attract producers of motion picture product that lack the distribution capabilities required to exploit a film. Accordingly, Orion believes that by merging with a subsidiary of Actava and by refinancing the Orion Senior Indebtedness and Orion Subordinated Indebtedness, which is a condition to the consummation of the Merger Agreement and the transactions contemplated thereby, the Surviving Corporation will be able to attract a greater supply of new motion picture product for its distribution apparatus through either new production or the acquisition of motion picture product produced by third parties. Orion believes that it was able to negotiate more favorable terms for the fees it received for distributing and licensing its product when it was viewed in the entertainment industry as a more financially stable enterprise with a steady supply of motion picture product. Presently, certain covenants in the Orion Senior Indebtedness and Orion Subordinated Indebtedness limit Orion's activities to exploiting its existing film library and other assets; Orion may only engage in development, production and theatrical distribution activities relating to new product if such activities are financed on a 100% nonrecourse basis to Orion. Orion has only been able to attract such financing from Metromedia and its affiliates. Orion's management believes that with these covenants and other restrictions removed, the Surviving Corporation will be able to acquire quality motion picture product to supply its existing distribution apparatus which in turn will augment the value of its library assets.

        . Orion has not been able to satisfy its payment obligations under its Indentures during its current fiscal year, which began on March 1, 1995, thereby leading to an event of default under such indentures as of August 31, 1995. The event of default gives the trustee under such indentures the right to accelerate payment under such indentures. If an acceleration under such indentures occurs, Orion, absent the refinancing contemplated to occur in connection with the Mergers or other financing arrangements, may be forced to seek protection under chapter 11 of the Bankruptcy Code. If a payment acceleration does not occur before the consummation of the Mergers, the Mergers and the refinancing of Orion's indebtedness, which will be completed in connection therewith, will prevent Orion from having to seek such bankruptcy protection.

        . As a result of the Mergers, the Orion Stockholders will hold equity interests in a company with substantially larger annual revenues, greater financial resources, greater access to capital markets and more stockholder liquidity than those of Orion as a separate entity.

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        . In addition, the Orion Special Committee considered the opinion of
    Alex. Brown that the consideration to be received by Orion's public stockholders in connection with the proposed Mergers is fair from a financial point of view to such stockholders and the analyses performed by Alex. Brown in connection with such opinion. A more complete description of the financial analyses performed by Alex. Brown is set forth below in "PROPOSAL NO.1--THE PROPOSED MERGERS--Opinions of Financial Advisors--Orion."

    Notwithstanding expectations of Orion's management regarding the benefits to be realized from the combination of Orion, Actava, MITI and Sterling, no assurance can be given that the Surviving Corporation will be able to realize such benefits and to compete effectively against certain other competitors which possess significantly greater resources and marketing capabilities than it. See "SURVIVING CORPORATION PRO FORMA COMBINING FINANCIAL STATEMENTS" and "RISK FACTORS."

    The Orion Special Committee and Board of Directors also recognized certain risks and uncertainties associated with the Mergers and the business of the Surviving Corporation:

        . MITI is essentially a start-up operation whose business is highly speculative and capital intensive.

        . MITI operates in an area of the world where political, economic and social instability can lead to substantial business risks.

    In analyzing the proposed transactions and in its deliberations regarding its recommendation of the Merger Agreement, the Orion Special Committee considered a number of other factors in addition to the advantages and disadvantages set forth above, including Orion's current financial condition and prospects as a stand-alone company and the advantages of the Mergers to the Orion Stockholders, such as potentially enhanced stockholder value due to the larger revenue base and potential for improved earnings per share. In this process, the Orion Special Committee reviewed information provided by the managements of Actava, MITI and Sterling concerning the financial performance, condition, business operations and prospects of Actava, MITI and Sterling, and the substantial future capital requirements related to such operations. The Orion Special Committee concluded that the opportunities for growth related to these businesses outweighed the risks. In addition, the Orion Special Committee considered the proposed structure of the transactions and the terms of the Merger Agreement and other documents to be executed in connection with the Mergers. The Orion Special Committee did not perform its own independent analysis of the financial fairness of the Orion Merger. Instead, the Orion Special Committee considered and relied upon but did not adopt the opinion of its financial advisor that the value of the consideration to be received by Orion's public stockholders in connection with the proposed Mergers is fair, from a financial point of view, to such stockholders. The Orion Special Committee, which was formed in part because of the potential conflict of interest created by the Metromedia Holders' majority ownership of Orion and MITI, also requested and reviewed (and had its financial advisor review) substantial financial information regarding MITI and its operations. The Orion Special Committee voted to recommend that the full Board of Directors of Orion approve the Merger Agreement notwithstanding any potential conflict of interest created by the Metromedia Holders' majority ownership interest of Orion and MITI.

    The Orion Special Committee also considered the fact that the existing covenants contained in the Orion Senior Indebtedness and the Orion Subordinated Indebtedness impose substantial restrictions on Orion's operations; that as a result of the Mergers and the refinancing of Orion's indebtedness, the combined enterprise will have greater operational flexibility and greater financial resources than Orion now possesses; that, absent the refinancing of Orion's indebtedness, Orion faced the possibility of a near-term payment acceleration under certain of its indebtedness and the possible need to file for protection from its creditors under chapter 11 of the Bankruptcy Code; that the Mergers would provide the Orion Stockholders with the opportunity to maintain a continuing ownership interest in Orion's existing business while at the same time participate in a broader based enterprise with media, entertainment and

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telecommunications businesses; that while certain of those businesses presented risks, they also presented opportunities; that the Orion Stockholders are currently minority stockholders in a company already majority owned by Metromedia and its affiliates and accordingly would not be relinquishing control in connection with the Mergers (following the consummation of which Metromedia and its affiliates will be the largest stockholder of the Surviving Corporation and will have substantial influence on the Surviving Corporation); and that the Orion Stockholders would have greater stockholder liquidity as a result of the Mergers. The Orion Special Committee considered each of the foregoing in recommending that the full Board of Directors of Orion approve the Merger Agreement. The Orion Special Committee did not find it practical to and did not quantify or attempt to attach relative weight to any of the specific factors considered by it. The Orion Special Committee also did not distinguish between those factors that support the financial fairness of the Orion Merger and those factors that favor the best interests of the Orion Stockholders.

  Recommendation of Orion's Board of Directors

    At the meeting of Orion's Board of Directors held to consider the Orion Merger, based on the unanimous recommendation of the Orion Special Committee that the full Board of Directors of Orion approve the Merger Agreement, the full Board of Directors of Orion unanimously approved the Merger Agreement as being in the best interests of Orion and its stockholders. FOR THE REASONS DISCUSSED ABOVE, THE ORION SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE FULL BOARD OF DIRECTORS OF ORION APPROVE THE MERGER AGREEMENT AND THE FULL BOARD OF DIRECTORS OF ORION UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT ORION STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND ALL OTHER MATTERS RELATING TO THE MERGER AGREEMENT TO BE PRESENTED FOR THE CONSIDERATION AND VOTE OF THE ORION STOCKHOLDERS.

  Factors Considered by Actava's Board of Directors

    In its deliberations with regard to the Mergers, the Board of Directors of Actava considered the respective businesses, financial conditions, results of operations, geographic markets and growth prospects of each of Actava, Orion, MITI and Sterling in relation to their historical performance and the risk factors and uncertainties involved in the Mergers. The Board of Directors of Actava also considered the opinion rendered by First Boston to the effect that, on and as of the date of such opinion and based upon the procedures and subject to the assumptions described with respect to such opinion, the Exchange Ratio, taken as a whole, was fair, from a financial point of view, to the Actava Stockholders. The Actava Board of Directors did not find it practical to and did not quantify or attempt to attach relative weights to the specific factors considered by it. Actava's Board of Directors also did not distinguish between those factors that support the financial fairness of the Mergers and those factors that favor the best interests of the Actava Stockholders.

    The Board of Directors of Actava considered the following advantages and benefits of the Mergers to Actava and the Actava Stockholders:

        . On April 19, 1994, the Board of Directors of Actava elected John D. Phillips as President, Chief Executive Officer and a director of Actava. See "INFORMATION REGARDING ACTAVA--Recent Developments." The Board of Directors gave Mr. Phillips a mandate to improve Actava's operations and earnings and to increase stockholder value. Mr. Phillips, who had a background in the telecommunications industry, recommended to the Board of Directors that Actava reposition its assets and pursue opportunities in businesses that have greater growth prospects than the businesses in which Actava was then engaged. Mr. Phillips specifically recommended that Actava consider opportunities in the converging media and telecommunications industries. Mr. Phillips recommended the Mergers because of his belief that the Mergers would provide long-term growth opportunities for the Actava Stockholders. Mr. Phillips believes that the

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    Surviving Corporation will benefit from an increased demand for entertainment products both in the United States and throughout the world and from the strong demand for communications services in Eastern Europe and the former Soviet Republics. He believes that the Surviving Corporation will be able to grow rapidly because of the demand for its products and services and that the Surviving Corporation's growth will result in increased stockholder value for the Actava Stockholders.

        . Mr. Phillips had engaged in business transactions with Metromedia prior to joining Actava. He recommended to the Board of Directors that Actava should seek to enter into a transaction that would align the interests of its stockholders with those of Metromedia. Favorable consideration was given to the fact that Metromedia, which will be the largest single stockholder of the Surviving Corporation, is an organization whose principals, Mr. Kluge and Mr. Subotnick, are successful businessmen who have the reputation of creating wealth through their business dealings. Mr. Kluge is widely recognized as one of the wealthiest individuals in the United States as evidenced by recent articles in leading business magazines such as Forbes and Fortune, and Mr. Subotnick has been Mr. Kluge's business partner for a number of years. Mr. Phillips told the Board of Directors that his prior experiences with Mr. Kluge and Mr. Subotnick had been favorable and had resulted in the creation of wealth for investors. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers." In his presentation to the Board of Directors, Mr. Subotnick also emphasized that he and Mr. Kluge have been successful in creating value for their stockholders. For these reasons, the directors of Actava concluded that Metromedia's interest in the Surviving Corporation would be instrumental in the success of the Surviving Corporation.

        . Actava's Board of Directors heard presentations from Mr. Subotnick and from the Presidents of each of MITI, Orion and Sterling. The directors of Actava concluded that the management teams for MITI, Orion and Sterling are highly experienced and have the ability to implement the strategies of the Surviving Corporation and to create long-term value for the stockholders of the Surviving Corporation. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers."

        . The Mergers provide the Actava Stockholders with the opportunity to enter into two fast growing businesses--entertainment and wireless communications services--that have significant barriers to entry and significant opportunities for growth. The directors of Actava concluded that the Surviving Corporation will have the opportunity to grow rapidly because of the expected demand for its products and services and because of the continuing development of the emerging markets in Eastern Europe and the former Soviet Republics.

        . Orion and Sterling, on a combined basis, have an established worldwide distribution network that is under utilized and would be difficult to duplicate. The Mergers provide the Surviving Corporation with the opportunity to benefit from the synergies between Orion and Sterling, and between Orion, Sterling and MITI, including (i) reduced distribution and marketing costs for Orion and Sterling through a combination of their distribution networks, (ii) reduced corporate overhead resulting from the combination of the parties involved in the Mergers, and (iii) potential revenue growth from MITI, Orion and Sterling through the combination of quality programming and distribution outlets.

        . Orion has a strong reputation within the independent film community. This reputation should provide Orion with access to talent and new film product. In addition, there is an increasing consumer demand for new entertainment products. Moreover, new technologies, such as CD ROM and video-on-demand, are creating new opportunities for selling the existing film products owned or controlled by Orion and Sterling.

        . There is a strong demand for low-cost communications services in MITI's target markets. The wireless technologies employed by MITI offer low-cost service, flexibility to accommodate system expansion, and rapid deployment. MITI has acquired and is continuing to acquire valuable licenses in these markets and therefore has an opportunity to become a major provider of communications services in these markets.

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        . First Boston was retained by Actava's Board of Directors to assist
    Actava in conducting a due diligence investigation concerning the parties to the proposed Mergers and to provide an opinion to the Board of Directors that the Exchange Ratio, taken as a whole, is fair to the Actava Stockholders from a financial point of view. First Boston presented an analysis of certain financial considerations relating to the Mergers to the Board of Directors. The Board of Directors considered this analysis, which included a valuation of each entity involved in the Mergers. A more complete description of the analysis performed by First Boston is set forth below in "PROPOSAL NO. 1-- THE PROPOSED MERGERS--Opinions of Financial Advisors--Actava." The Board of Directors of Actava recognized that there were no directly comparable or identical transactions to the Mergers. Although the directors of Actava did not attach relative weight to the various factors supporting the Mergers, they placed considerable importance on the opinion of First Boston with respect to the fairness of the Exchange Ratio, taken as a whole, to the Actava Stockholders from a financial point of view. The opinion rendered by First Boston was not formally adopted by Actava's Board of Directors but was accepted and relied upon by the Board of Directors. Actava's Board of Directors did not perform its own independent analysis of the financial fairness of the Mergers.

        . Actava's Board of Directors also considered the reaction of the stock markets to the Mergers. The closing sales price reported by the NYSE for the Common Stock was $13 3/8 on August 30, 1994 (the last closing sales price available immediately prior to the announcement of the Mergers). Between August 31, 1994 (the date on which the Mergers were announced) and September 15, 1995 (the date on which the Merger Agreement was approved by Actava's Board of Directors), the high and low sales prices per share for the Common Stock as reported by the NYSE were $19.125 and $8.375, respectively. The closing sale price reported by the NYSE for the Common Stock was $17.375 on September 15, 1995. Two members of Actava's Board of Directors who voted against the Initial Merger Agreement decided to vote for the Merger Agreement because of their belief that the stock markets had reacted favorably to the Mergers. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers--Actava Board Deliberations."

    The Board of Directors of Actava also considered the following risks and uncertainties associated with the Mergers and the business of the Surviving
Corporation:

        . A summary of the risks facing the Surviving Corporation was presented by Actava's management to Actava's Board of Directors during its deliberations regarding the Mergers. The risk factors considered by the Board of Directors included the historical operating performance of the parties involved in the Mergers, the leverage and debt service obligations of the Surviving Corporation, the future financing needs of the Surviving Corporation and the uncertainty as to how those financing needs will be met, the fact that the motion picture industry is extremely competitive and involves a substantial degree of risk, the substantial amount of capital required to participate successfully in the motion picture industry, the fact that MITI is essentially a start-up business and faces significant political, social, economic and operating risks, the risks inherent in foreign investments in general as well as the unique risks involved in MITI's target markets, the competition that will be faced by MITI and the possibility of technological and product obsolescence, and the possible inability of MITI to control the joint ventures in which it has interest. For a more detailed discussion of these and other risks facing the Surviving Corporation, see "RISK FACTORS."

        . Actava's Board of Directors considered various financing proposals relating to the Mergers. When the Board of Directors voted on the Initial Merger Agreement on April 12, 1995, it was contemplated that all of the Orion Subordinated Indebtedness and all of Actava's outstanding 6% Convertible Debentures due 2002 would be refinanced by means of the Exchange Offers. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers--Actava Board Deliberations." Some members of the Board of Directors expressed concern that the

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    Exchange Offers would be difficult to accomplish and ultimately would be replaced with a new financing plan that would be less favorable to the Surviving Corporation and detrimental to the Actava Stockholders. There also was concern that the financing being proposed for the Surviving Corporation was inadequate in light of the capital needs and debt service requirements facing the Surviving Corporation. The Board of Directors recognized that the Surviving Corporation will need to raise additional financing following the consummation of the Mergers, and some directors expressed concern about the uncertainty involved in raising this additional financing.

        . The Board of Directors recognized that the motion picture industry is highly competitive and involves a substantial degree of risk. The Surviving Corporation plans to become involved in motion picture production, which will require a substantial amount of capital. Concern was expressed regarding Orion's historical performance and relatively weak position in the motion picture industry.

        . The Board of Directors also recognized that the business of MITI is highly speculative and that it will take a significant amount of capital to implement MITI's business plans. The Board of Directors considered the political, economic and social risks involved in transacting business in MITI's target markets. It was recognized that MITI is essentially a start-up business and that as a result it does not have a record for creating earnings or cash flow.

        . By virtue of the Mergers, Actava will be making all of its liquidity and cash resources available to the Surviving Corporation. Concern was expressed about whether it was appropriate for Actava to risk all of its assets on the businesses in which the Surviving Corporation will be involved.

    Certain of the advantages and benefits of and the risks and uncertainties associated with the Mergers were summarized in letters exchanged by various members of Actava's Board of Directors during its deliberations regarding the Mergers. These letters are summarized in "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers--Actava Board Deliberations."

    In addition to considering the advantages and benefits of and the risks and uncertainties associated with the Mergers and the business of the Surviving Corporation, the Board of Directors of Actava also considered the following alternatives to the Mergers:

        (1) Business as Usual With Reduced Overhead and Prepayment of Long-Term Debt. The Board of Directors considered the possibility that Actava could continue to own and operate its Snapper division and retain its investment in Roadmaster and could improve its profitability by reducing overhead expenses and using its cash liquidity to prepay a portion of its long-term indebtedness. The Board of Directors recognized that this alternative did not have the risks that are associated with the Mergers but concluded that the Mergers have greater potential for creating long-term stockholder value.

        (2) Investment in Personal Communications Services Industry. Actava's management reported to the Board of Directors on a possible investment by Actava in a joint venture to be involved in the Personal Communications Services ("PCS") industry. Actava's management investigated this possible investment for several months, conducted preliminary negotiations with potential joint venture partners, and held discussions with potential licensees who were to be participants in the licensing process conducted by the Federal Communications Commission. Management recommended to the Board of Directors that this opportunity should not be pursued because the potential licensees lacked sufficient initial capital to obtain key PCS licenses.

        (3) Acquisitions by Actava. Actava's management reported to the Board of Directors that management had reviewed two potential acquisition opportunities for Actava. Both of these opportunities involved "turnaround" situations with highly leveraged entities. After initial reviews,

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    management decided not to pursue these acquisitions because each involved a company that was not well positioned in its industry and that had excessive debt and declining operating results.

        (4) Sale of Actava or Merger of Actava With Another Party. Prior to its approval of the Initial Merger Agreement, the Board of Directors of Actava requested First Boston to seek to identify other parties that might be interested in acquiring Actava or merging with Actava. In connection with this assignment, First Boston approached potential financial buyers and potential strategic buyers. A financial buyer was viewed as an entity whose business is to invest in various but not necessarily related businesses and to operate its acquired entities separately from each other. A strategic buyer is an entity that invests in related businesses and seeks to achieve improved results by combining certain related functions, such as manufacturing facilities, administrative offices and sales organizations. First Boston contacted 13 potential financial buyers and 19 potential strategic buyers on behalf of Actava. As a result of these contacts, three parties expressed an interest in receiving confidential information regarding Actava. Confidentiality agreements were signed with each of these parties and due diligence materials were provided to each party. Two of these parties held preliminary discussions with First Boston and one party held a due diligence meeting with Actava's management. Thereafter, all three parties declined to submit an acquisition or merger proposal to Actava. Except for these parties, Actava's management has not held any substantive discussions or negotiations with any other entity concerning an acquisition or merger with Actava. The Board of Directors of Actava also considered the fact that Actava has not received any expressions of interest from third parties, except for the parties mentioned above, since the Mergers were publicly announced on August 31, 1994.

    In considering the Mergers, the Board of Directors recognized that Mr. Phillips had engaged in business transactions with Metromedia and its affiliates prior to joining Actava. The Board of Directors did not believe, however, that Mr. Phillips' prior relationship with Metromedia created a conflict of interest because Mr. Phillips does not have any current ownership interest in Metromedia, Orion, Sterling or MITI or any of their respective affiliates. Moreover, Mr. Phillips was only one of nine members of the Board of Directors of Actava who voted on the Initial Merger Agreement and one of seven members of the members of the Board of Directors of Actava who voted on the Merger Agreement.

    After considering the factors described above, Actava's Board of Directors concluded that the Mergers provide the Actava Stockholders with an opportunity for substantial long-term capital appreciation. The Board of Directors of Actava further concluded that the Mergers represent the most attractive alternative currently available to Actava and its stockholders. See "PROPOSAL NO. 1-- THE PROPOSED MERGERS--Management and Operations After the Mergers." The members of Actava's Board of Directors recognized the risks associated with the Mergers but believed that the opportunities for growth presented by the Mergers outweighed the risks that will be faced by the Surviving Corporation.

    In connection with its consideration of the Mergers, Actava's Board of Directors recognized that the Metromedia Holders would be the largest stockholder of the Surviving Corporation and would have substantial influence on the Surviving Corporation. The Board of Directors concluded that notwithstanding such influence, the Mergers were in the best interests of the Actava Stockholders because the Metromedia Holders already controlled in excess of 50% of the fully diluted voting power of both Orion and MITI, the two companies that own substantially all of the strategic assets necessary for the business of the Surviving Corporation, and because the Board of Directors believed that the Metromedia Holders would vote their shares in a manner that would be in the best interests of all of the stockholders of the Surviving Corporation.

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  Recommendation of Actava's Board of Directors

    At the meetings of Actava's Board of Directors held to vote on the Initial Merger Agreement and the Merger Agreement, the directors of Actava considered the Initial Merger Agreement and the Merger Agreement, respectively. FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF ACTAVA APPROVED THE INITIAL MERGER AGREEMENT BY A VOTE OF FIVE TO FOUR AND, FOLLOWING THE RESIGNATIONS OF TWO MEMBERS OF THE BOARD OF DIRECTORS, THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE ACTAVA STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND ALL OTHER MATTERS RELATING TO THE MERGER AGREEMENT TO BE PRESENTED AT THE ACTAVA SPECIAL MEETING.

  MITI's Reasons for the MITI Merger

    In reaching its decision to approve the MITI Merger, the Board of Directors of MITI considered the following factors:

        . MITI's business of developing wireless communications systems and radio stations in Eastern Europe and the former Republics of the Soviet Union requires the expenditures of substantial funds. Significant amounts of capital are required to develop and construct operational systems and attract subscribers to a network. In addition, there is often a significant lag between such development costs and the recognition of revenue. A combination with a company with greater financial resources such as Actava will help provide essential capital to MITI or enable the Surviving Corporation to acquire the requisite financing that might not be available to MITI as a stand-alone company to continue to fund its operations.

        . Another benefit of the Mergers is that it will give MITI increased access to quality programming. MITI has significant interests in wireless cable television systems, which require an abundance of high quality programming. Following the Effective Time, MITI will have access to New Orion's substantial library, subject to existing contractual commitments.

        . MITI's financial advisor, GKM, undertook an analysis which included a comparable public company analysis, a selected comparable transaction analysis and a discounted cash flow analysis, and rendered its opinion, based on the assumptions set forth therein, that the consideration to be received by the MITI Stockholders in the MITI Merger is fair to the holders of MITI Common Stock from a financial point of view. A more complete description of the financial analyses performed by GKM is set forth below in "Opinions of Financial Advisers--MITI." The Board of Directors of MITI considered and relied upon but did not adopt the opinion of its financial advisor that the value of the consideration to be provided to the MITI Stockholders in connection with the proposed MITI Merger is fair, from a financial point of view, to the MITI Stockholders. MITI's Board of Directors did not perform its own independent analysis of the financial fairness of the MITI Merger.

  Recommendation of MITI's Board of Directors

    At the meeting of MITI's Board of Directors held to consider the MITI Merger and the Initial Merger Agreement, the directors of MITI not affiliated with Metromedia and the full Board of Directors of MITI approved the Initial Merger Agreement as being in the best interests of MITI and its stockholders. The Board of Directors subsequently approved the Merger Agreement by unanimous written consent. FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF MITI UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT MITI STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND ALL OTHER MATTERS RELATING TO THE MERGER AGREEMENT TO BE PRESENTED FOR THE CONSIDERATION AND VOTE OF THE MITI STOCKHOLDERS.

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  Sterling's Reasons for the Sterling Merger

    In reaching its decision to approve the Merger Agreement, the Board of Directors of Sterling consulted with its management and advisors, and considered the factors described below. Based upon its independent review of these factors and the respective reviews of the business and operations of the other parties, the Board of Directors of Sterling approved the Merger Agreement.

    The Board of Directors of Sterling considered the following favorable factors in reaching the conclusion to approve the Merger Agreement:

        . As part of a larger business entity, Sterling anticipates it will have access to greater resources, including financial, marketing and personnel resources, otherwise unavailable to Sterling. Sterling's management believes that these additional financial resources will enhance its ability to (i) acquire or obtain licensing or other rights to motion picture product produced by third parties and (ii) finance the production of motion picture product. This, in turn, may augment the value of Sterling's library and distribution rights. It is further anticipated that the additional marketing experience and resources afforded by the combined entity will provide greater access and avenues of distribution for Sterling's motion picture product.

        . Sterling's management believes that the combination of Sterling's and Orion's film libraries will create opportunities to market and distribute the two libraries in a more efficient manner.

        . As a result of the Mergers, the Sterling Stockholders will hold equity interests in a company with substantially larger annual revenues, greater financial resources, greater access to capital markets and more stockholder liquidity than those of Sterling as a separate entity. Sterling Stockholders will benefit from being a part of an organization with greater financial resources, because it may provide opportunities for growth currently unavailable to Sterling as an independent entity and may serve as a cushion in the event of a downtrend in business. Furthermore, Sterling Stockholders do not presently have access to an established trading market for their shares of Sterling Common Stock. As a result of the Sterling Merger, Sterling Stockholders will own Common Stock and thereby have access to a trading market providing them with a substantially more liquid investment.

        . In addition, the Board of Directors of Sterling considered the analyses performed by its financial advisor, Houlihan Lokey, which included discounted cash flow and capitalization of earnings analyses. A more complete description of the financial analyses performed by Houlihan Lokey is set forth below in "Opinions of Financial Advisors-Sterling." The Board of Directors of Sterling did not attach relative weights to any of such financial analyses.

    The Sterling Board also considered the following risks and uncertainties associated with the Mergers and the business of the Surviving Corporation:

        . The risks and uncertainties considered by the Sterling Board included the historical operating performance of the parties involved in the Mergers, the future financing needs of the Surviving Corporation and the uncertainty as to how those financing needs will be met, and the fact that MITI is essentially a start-up business and faces significant political, social, economic and operating risks. For a more detailed discussion of these and other risks facing the Surviving Corporation, see "RISK FACTORS."

    In analyzing the proposed transactions and in its deliberations regarding its recommendation of the Merger Agreement, the Sterling Board considered a number of other factors in addition to the advantages and disadvantages set forth above, including Sterling's prospects as a stand-alone company and the advantages to the Sterling Stockholders in connection with the Mergers, including potentially enhanced stockholder value due to the larger revenue base and the long term growth prospects of a combined entity engaged in related commercial activities. In this process, the Sterling Board discussed

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information provided by the managements of Orion, Actava and MITI concerning the financial performance, condition, business operations and prospects of Orion, Actava and MITI and the substantial future capital requirements related to such operations. The Sterling Board also considered certain of the political, social and economic risks related to MITI's communications businesses in Eastern Europe and the former Soviet Republics. The Sterling Board of Directors concluded that the opportunities for growth related to these businesses outweighed the risks.
In addition, the Sterling Board considered the proposed structure of the transaction, the terms of the Merger Agreement and other documents to be executed in connection with the Mergers. The Sterling Board did not perform its own independent analysis of the financial fairness of the Sterling Merger. Instead, Sterling Board considered and relied upon but did not adopt the opinion of its financial advisors that the value of the consideration to be paid to the Sterling Stockholders in connection with the proposed Mergers is fair, from a financial point of view, to the Sterling Stockholders. The Sterling Board considered the increasingly competitive environment in which it was conducting business. The Sterling Board considered alternatives to the Mergers, including continuing to operate independently and entering into a business combination with a third party. Sterling's management attempted unsuccessfully to identify other parties that had an interest in combining with or acquiring Sterling or with which Sterling would have an interest in combining. Specifically, immediately prior to participating in the negotiations with respect to the letter of intent pertaining to the Mergers, Sterling's management began initiating contacts with investment bankers, other entertainment companies and private investors for the purpose of obtaining additional sources of financing, whether through strategic alliances or in a capital raising transaction. After the letter of intent was executed, management continued its discussions with these groups for the purpose of ascertaining whether any competing offers would emerge that would be in the best interests of Sterling Stockholders. Although no formal criteria were established, management was seeking a combination or alliance that would provide a trading market for Sterling Stockholders and access to financing for further growth and as a cushion in the event of a downtrend in business. Most of these contacts did not progress past a very preliminary stage at which point either the contact did not express any interest in continuing the discussions or Sterling determined not to proceed further. To the extent Sterling chose not to pursue further conversations, it was because the prospective suitor (i) was interested in obtaining the services of Sterling's top management without affording a benefit to Sterling Stockholders,
(ii) did not have potential access to financing, (iii) had a thinly traded public market, or (iv) offered consideration with a value lower than the value to be received by Sterling Stockholders in the Sterling Merger. Furthermore, the Sterling Board believed that the Sterling Merger was a better alternative than continuing to operate independently because it afforded the Sterling
Stockholders greater access to a public trading market while providing a cushion in the event of a downtrend in business and the possibility of additional growth through potentially greater access to financing. The Sterling Board held discussions with members of Sterling's management to ascertain their views on the Mergers and their expectations as to the combined enterprise as it would relate to Sterling's employees and stockholders.

    The Sterling Board determined that the Mergers represent opportunities for the Sterling Stockholders to become participants in the media, entertainment and communications industries on a global basis. Although following consummation of the Mergers, the Sterling Stockholders will own approximately 1.2% of the common equity of the Surviving Corporation, the Sterling Stockholders will hold equity interests in a company with substantially larger annual revenues and greater financial resources than those of Orion, Actava, MITI or Sterling as separate entities.

    The Sterling Board did not find it practical to and did not quantify or attempt to attach relative weight to any of the specific factors considered by it. The Sterling Board also did not distinguish between those factors that support the financial fairness of the Sterling Merger and those factors that favor the best interests of the Sterling Stockholders. Based on its consideration of the factors described above, the Sterling Board approved the Merger Agreement as being in the best interests of Sterling Stockholders.

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
  Recommendation of Sterling's Board of Directors

    At the meeting of Sterling's Board of Directors held to consider the Sterling Merger, the directors of Sterling considered and unanimously approved the Merger Agreement as being in the best interests of Sterling and its stockholders. FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF STERLING UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT STERLING STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND ALL OTHER MATTERS RELATING TO THE MERGER AGREEMENT TO BE PRESENTED AT THE STERLING SPECIAL MEETING.

OPINIONS OF FINANCIAL ADVISORS

  Orion

    General. Alex. Brown was retained by the Orion Special Committee to render an opinion to the Orion Special Committee as to the fairness, from a financial point of view, to the stockholders of Orion other than the Metromedia Holders (the "Orion Public Stockholders") of the consideration to be received by the Orion Public Stockholders pursuant to the Orion Merger. Alex. Brown is a nationally recognized investment banking firm with substantial experience and expertise in the media and communications industries. As part of its investment banking business, Alex. Brown is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. In addition, Alex. Brown regularly publishes research reports regarding the media and communications industries, and businesses and securities of publicly owned companies in those industries.

    On April 27, 1995, Alex. Brown delivered to the Orion Special Committee an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Orion Public Stockholders in the Orion Merger was fair, from a financial point of view, to the Orion Public Stockholders (the "Alex. Brown Opinion").

    A COPY OF THE ALEX. BROWN OPINION DATED THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH INCLUDES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX C. ORION STOCKHOLDERS ARE URGED TO READ THE ALEX. BROWN OPINION IN ITS ENTIRETY. THE ALEX. BROWN OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE ORION PUBLIC STOCKHOLDERS IN THE ORION MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY ORION STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE. THE SUMMARY OF THE ALEX. BROWN OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    The assumptions made, matters considered and limitations on the review undertaken in the April 27, 1995 Alex. Brown Opinion were substantially the same as those contained in the written opinion dated the date of this Joint Proxy Statement/Prospectus. In connection with its written opinion dated the date of this Joint Proxy Statement/Prospectus, Alex. Brown updated, to the extent it deemed necessary, the analyses it used it to render its opinion dated April 27, 1995 which analyses are more fully described below.

    In arriving at its opinion, Alex. Brown, among other things: (i) reviewed the Merger Agreement and the Preliminary Joint Proxy Statement/Prospectus, (ii) reviewed certain publicly available financial information concerning Orion, Sterling and Actava, and certain non-public information, including financial forecasts, concerning Orion, Sterling, MITI and Actava, (iii) reviewed the reported price and trading activity for the common stock of Orion and Actava,
(iv) reviewed certain financial and stock market information for Orion and Actava, and certain financial information for MITI and Sterling, and similar information for certain other companies whose securities are publicly traded,
(v) reviewed the

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financial terms of certain recent business combinations which Alex. Brown deemed comparable in whole or in part, (vi) met with the management of Orion, Sterling, MITI and Actava, respectively, to discuss their respective businesses and prospects, and (vii) considered such other information and other factors which Alex. Brown deemed appropriate.

    In rendering its opinion, Alex. Brown did not independently verify the information provided to it, and assumed the accuracy, completeness and fairness of all such information. With respect to financial forecasts and other information relating to the prospects of Orion, Sterling, MITI, Actava and the Surviving Corporation, Alex. Brown assumed that such forecasts and other information were reasonably prepared and reflected the best currently available estimates and good faith judgments of Orion, Sterling, MITI and Actava, respectively, as to the likely future financial performance of Orion, Sterling, MITI, Actava and the Surviving Corporation. Alex. Brown did not conduct a physical inspection of the properties or facilities, or make an independent evaluation or appraisal of the assets, of any of Orion, Sterling, MITI or Actava, nor was Alex. Brown furnished with any such evaluation or appraisal. Alex. Brown assumed that MITI and its affiliates have obtained or will obtain necessary and material governmental permits and authorizations for the conduct of their operations in Eastern Europe, Russia, the former Soviet Republics, and elsewhere, that the existing permits and authorizations are valid and enforceable and that the new permits and authorizations will be valid and enforceable. Alex. Brown did not make any independent investigation of any legal matters affecting any of Orion, MITI, Sterling or Actava, and assumed the correctness of all legal advice given to each of them and to the Orion Special Committee, including advice as to the tax consequences of the Orion Merger to Orion and the Orion Public Stockholders. While Alex. Brown believes that its review as described herein is an adequate basis for the opinion it has expressed, the opinion is necessarily based upon financial, economic, monetary, political, market and other conditions that existed and could be evaluated as of the date of the opinion, and any significant change in such conditions thereafter would require a reevaluation of the opinion.

    In rendering its opinion, Alex. Brown assumed (i) that certain of Orion's indebtedness will be refinanced according to terms similar to those outlined to Alex. Brown, and (ii) that the current restrictions on Orion's engaging in the production and development of motion pictures, both by express provision and by required payments of available cash flow under certain agreements to which Orion is a party, will terminate in connection with the Orion Merger. In addition, Alex. Brown also assumed that absent the Orion Merger, there would be a likely event of default in 1995 under certain of Orion's indebtedness requiring the restructuring of those obligations.

    Alex. Brown did not express any opinion as to the price at which the Common Stock will trade subsequent to the Mergers. In addition, Alex. Brown did not participate in negotiating the terms of the Orion Merger or any other aspect of the transactions contemplated thereby, and received no instruction to, and did not, seek or solicit alternative transactions.

    In preparing the Alex. Brown Opinion, Alex. Brown performed a variety of analyses, and considered a variety of factors, of which the material analyses and factors are described below. The following summary of such analyses and factors considered does not purport to be a complete description of the analyses and factors underlying the Alex. Brown Opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate analyses and factors to consider, and the application of those analyses and factors under the particular circumstances. As a result, the process involved in preparing such opinion is not readily summarized. No public company utilized for reference purposes is identical to Orion or the other Merging Parties for the business segment for which an analysis is being made, and none of the acquisitions or other business combinations considered in connection with the Alex. Brown Opinion is identical to the Orion Merger or any other of the Mergers.

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    In arriving at its opinion, Alex. Brown did not attribute any particular weight to any one analysis or factor considered by it, but rather made judgments as to the significance and relevance of, and weight to be attributed to, each analysis and factor. Alex. Brown did not consider any one analysis or factor to the exclusion of any other analyses or factors. Further, Alex. Brown's conclusions involved significant elements of subjective judgment and qualitative analyses as well as the financial and quantatative analyses. Accordingly, Alex. Brown believes that its analyses and opinion must be considered as a whole and that selecting portions of its analyses and factors, without considering all such analyses and factors, could create a misleading or incomplete view of the processes underlying the preparation of the Alex. Brown Opinion. In its analyses, Alex. Brown necessarily made numerous assumptions with respect to Orion and the other Merging Parties and their affiliates, industry performance, general business, regulatory, economic, political, market and financial conditions and other matters, many of which are beyond Orion's and the other Merging Parties' control. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals, or to reflect the prices at which such businesses or securities can actually be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of the Merging Parties, the Orion Special Committee, Alex. Brown or any other person assumes responsibility for their accuracy.

    Miscellaneous. Orion agreed to pay Alex. Brown $600,000, of which $150,000 was a retainer fee paid upon Alex. Brown's retention, and $450,000 was payable upon delivery of the Alex. Brown Opinion. Orion also agreed to pay all of Alex. Brown's reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Alex. Brown and each of its directors, officers, agents, employees and controlling persons against any liabilities. To the extent officers of Alex. Brown provide testimony (whether in trial or in deposition) for any action, suit or proceeding related to, or arising from, Alex. Brown's engagement, Orion agreed to pay Alex. Brown its customary per diem charge for the services of such officers. In addition, if the Orion Special Committee requests Alex. Brown to render additional opinions with respect to materially amended and revised transactions, Alex. Brown will be paid an additional fee of $100,000 for each such opinion.

    In the ordinary course of its business, Alex. Brown and its affiliates may actively trade the debt and equity securities of the Merging Parties for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

    Methodology to Ascertain Fairness. In rendering its opinion, Alex. Brown has, among other things, established a range of values for the stock held by the Orion Public Stockholders and compared this value with a range of values for the proposed consideration to be received by the Orion Public Stockholders in the form of the Common Stock.

    The principal methods Alex. Brown used in assessing the value of Orion, the other Merging Parties and the Surviving Corporation included, among others, the following: (i) discounted cash flow analysis, (ii) analysis of selected public companies, (iii) analysis of selected mergers and acquisitions, (iv) library transfer valuation, (v) stock trading analysis, and (vi) squeeze out transaction analysis.

    As set forth in more detail below, Alex. Brown performed various generally accepted valuation analyses to derive a range of values for Orion as a stand alone entity and for Orion's pro-rata share ownership of the Surviving Corporation and then performed an analysis to compare these ranges as part of reaching its conclusions. While the Surviving Corporation was valued as a single combined entity, Alex. Brown also evaluated it on a Sum of Components basis using the independent valuations of each merger participant which are described in more detail below. The purpose of using multiple analyses is to approach the valuation from different perspectives using various methodologies. The similarity of conclusions (or lack thereof) using these different methods provides a level of comfort with respect to Alex. Brown's conclusions.

    Each of the various analyses performed emphasizes a particular aspect of value and employs a certain set of assumptions in arriving at a range of values. For example stock trading analysis focuses

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purely on the market price of the stock over a period of time. The analysis of selected public companies is market-based as well, but assumes that the public market price of other companies' stocks provides a proxy for a target company's valuation. Similarly, the analysis of selected mergers and acquisitions also provides a market-based assessment of value which, in addition, takes into account the value of a control premium. In contrast, a discounted cash flow analysis incorporates future performance into the assessment of value by present valuing projected cash flows. The squeeze-out analysis combines a market-based assessment with a control premium calculation. The library transfer methodology, in contrast to mergers and acquisition analysis, focuses on asset value benchmarks rather than financial performance benchmarks.

    The range of values for the Orion Public Stockholders as determined by Alex. Brown is approximately $5.08 to $7.40 per share. This is in comparison to the closing market price of the Orion Common Stock of $5.50 on April 26, 1995. Through Alex. Brown's analysis of the Surviving Corporation, the range of values for an equivalent Orion share was determined to be $6.95 to $9.89

  Discounted Cash Flow Analysis

    The Discounted Cash Flow ("DCF") Analysis approach estimates the enterprise value based upon a company's projected future operating performance. Using this technique, an enterprise value is calculated by summing the present value of projected unlevered free operating cash flows for a determined period plus the present value of the terminal value at the end of the projection period. The projected unlevered free operating cash flows, and an estimated terminal enterprise value are discounted back to the present by a risk-adjusted, weighted-average cost of capital ("WACC"). This discounted stream of cash flows produces an enterprise value that represents the value to both debt and equity holders. The projected unlevered free cash flows in DCF Analysis are derived from the subject company's projected business plan extending out for a period of four to five years. In addition, terminal values are calculated using either an estimated perpetual growth rate of the unlevered free operating cash flows or an exit multiple based on analyses of similar companies or acquisitions. In preparing its DCF valuation, Alex. Brown performed various sensitivity analyses to three principal variables within the DCF methodology: (1) projected cash flows and (2) the WACC and (3) the terminal growth rate or exit multiple for the subject company.

  Analysis of Selected Public Companies

    In this analysis a company is valued by comparing it with publicly-held companies in reasonably similar lines of business. The subject company together with the comparable companies may be viewed as alternative investments available to the prudent investor. The price which the prudent investor is willing to pay for each company's publicly-traded securities is related to the perceived future benefits of ownership and the required rate of return on the investment. The price also reflects an implied market value of the total company (enterprise value).

    After thoroughly analyzing the subject company, a universe of comparable companies is compiled from various sources including database research, an industry review, and conversations with management. Due to the limitation of having publicly-available financial information and market valuations (i.e. stock prices), this analysis is limited to public companies. Criteria for selecting comparable companies include, among others, the relative similarity of
(1) lines of business, (2) markets, (3) size of business, (4) growth prospects,
(5) maturity of the business and (6) risks. It is frequently difficult to identify companies that are truly comparable to the subject company. Publicly-held corporations differ in terms of product lines, size, financial structure, organization and corporate strategies. Accordingly, Alex. Brown believed that it was inappropriate to, and therefore did not, rely solely on the quantitative mechanics of public company analysis, and also made qualitative judgments concerning differences between the financial and operating characteristics of each subject company and its respective comparable public companies.

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    The analytical work performed included, among other things, a detailed multi-year financial comparison of each company's income statement, balance sheet and cash flow. Each company's performance, profitability, leverage and business trends were also examined. Based on this analysis, a number of financial multiples and ratios were calculated and then reviewed to gauge each company's relative performance. Several ratios, as noted below, were then developed to measure the valuation of each comparable company. Specifically, the total enterprise value (defined as market equity value plus funded debt less excess cash) for each company was compared to their respective revenues, EBITDA (earnings before interest, taxes, depreciation and amortization), and EBIT (earnings before interest and taxes). Although Alex. Brown computed and considered a number of ratios, it placed more emphasis on those based on revenues and EBITDA.

    The application of this approach utilizes market capitalization multiples based on current market prices of publicly-traded securities together with historical financial data of the comparable companies. Selected capitalization multiples derived in the analysis are then applied to the company's historical financial results to arrive at indications of total enterprise value. In addition, this methodology focuses on historical results and is affected by changes in capital market conditions, both of which may not accurately portray the future prospects of the business.

  Analysis of Selected Merger and Acquisition Transactions

    Another generally accepted valuation methodology is the Mergers & Acquisitions technique. When using this approach, M&A multiples are calculated based upon the purchase price (including any debt assumed and equity purchased) paid to acquire companies comparable to the subject company. These multiples are then applied to the subject company to determine the implied going concern enterprise value. Unlike public company analysis, the valuation in this methodology includes a "control" premium and thus, generally produces higher valuations than the use of public market comparisons. For the purpose of estimating the enterprise value of the subject company, Alex. Brown used the transaction values of a selected group of comparable M&A transactions to determine the multiples of purchase price to EBITDA, EBIT and revenue. These multiples were then applied to the financial statements of the subject company to calculate a total enterprise value. Although Alex. Brown computed and considered a number of ratios, it placed more emphasis on those based on revenues and EBITDA. As with the public company analysis, since no acquisition used in any analysis is identical to a target transaction, valuation conclusions cannot be solely based on quantitative results. The reasons for and the circumstances surrounding each acquisition transaction are specific to such transaction and there are inherent differences between the businesses, operations and prospects of each. Therefore, qualitative judgments must be made concerning the differences between the characteristics of these transactions and other factors and issues which would affect the price an acquiror is willing to pay in an acquisition.

  Library Transfer Valuation

    This approach values the company's film asset library based on a market driven assessment of how much these discrete assets could be sold for on a stand-alone basis. For film libraries, an appraisal would require information about past library transfers to establish a market clearing rate for library titles of similar scope, age, quality and marketability. For the purpose of this approach, after the sale of the library, Orion is assumed to be liquidated. The library asset value is thereby reduced by funded debt, accounts payable and accrued liabilities, and then cash, 80% of receivables, and 50% of other assets are added.

  Stock Trading Analysis

    This approach compares the stock price for an equity security at various periods in time to determine the market value of the company. Movement in stock price in comparison to other benchmarks can be used as an indicator of value. In Alex. Brown's analysis, the stock trading activity

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over the last 16 months, which included periods both before and after the
Mergers were announced, was used. Benchmarks typically used by Alex. Brown include the S&P 500 Index, the Dow Jones Industrial Average, and the S&P Entertainment Index.

  "Squeeze-Out" Transaction Analysis

    This approach compares transactions in which a majority stockholder in a company seeks to buy-out the remaining minority stockholders. This analysis provides an estimate of the premium which minority stockholders may expect to receive in such a transaction. While this transaction is not a "squeeze-out" (Orion's minority stockholders maintain an interest in the merged entity), Alex. Brown believes this analysis provides a useful basis for comparison.

    Valuation of Orion. In analyzing the value of Orion, Alex. Brown considered generally, among other factors, Orion's lack of profitability in the three years since emerging from bankruptcy, its negative net worth and decreasing levels of cash, the current constraints on development, production and distribution of motion picture product, the weak performance in 1995 of Orion's theatrical titles and previously released product, Orion's highly leveraged capital structure, and the fact that as of August 31, 1995 Orion was in default on certain of its existing indebtedness. In addition, Alex. Brown noted that based upon current estimates of available cash flow, Orion does not believe it will have sufficient cash to make certain payments on its debt as they become due. In order to meet such obligations, Orion must obtain a waiver, refinance its existing debt, or obtain additional sources of financing. Orion's independent certified public accountants noted in their opinion that this condition raises substantial doubt about Orion's ability to continue as a going concern. In valuing Orion, Alex. Brown also considered Orion's difficulties in replenishing its library from new production, the effect alternative media has had on Orion's existing library, the increasing importance of new titles in the rental and sell-through markets, and, with respect to the Orion Public Stockholders, the position of a minority stockholder where the controlling stockholder is contemplating a sale, as well as considering Orion's current market value. The need to refinance will have a negative impact on Orion's standalone value, and as a result, the values derived through Alex. Brown's analyses may represent an optimistic value for Orion.

  Analysis of Selected Public Companies

    Alex. Brown reviewed the actual and estimated financial, operating and stock market information of selected companies in the television production and distribution business and, separately, the motion picture production and distribution business. In selecting public companies for analysis, a combination of both television and film production companies were considered since a large component of Orion's cash flow is generated by library sales which are more stable than cash flows from new film production. Television production tends to be less risky due to the contractual basis on which existing television series are developed. The motion picture producers and distributors included: Savoy Pictures Entertainment, Samuel Goldwyn Co., and Skouras Pictures. The television producers and distributors included: All-American Communication, King World Productions, New World Communications and Spelling Entertainment Group.

    Alex. Brown computed enterprise value as a multiple of sales, EBITDA, and EBIT, and equity value as a multiple of last twelve months ("LTM") earnings, and projected 1995 and 1996 earnings. Of these multiples, Alex. Brown believed that the multiples based on revenue and EBITDA are the most useful in determining valuation on a public market basis. The enterprise value as a multiple of revenues for the selected companies ranged from 1.0x to 5.3x, with a mean and median (excluding certain extraordinary values) of 1.7x and 1.8x, respectively. The range of enterprise values of the selected companies as a multiple of EBITDA ranged from 1.2x to 8.0x, with a mean and median (again excluding certain extraordinary values) of 2.2x and 2.3x, respectively. Alex. Brown believed that the appropriate multiple ranges to apply to Orion were, in the case of revenues, 1.5x to 1.8x, and in the case of EBITDA, 2.3x to 2.8x. Due to Orion's lack of production activity and concentration on distribution of

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its existing library, the range of multiples for revenue were targeted below the median of the comparables. The range of multiples for EBITDA were targeted above the median of the comparables since Orion's production cost amortization has fallen in recent years due to the lack of production.

    This analysis indicated an equity value range (based on Orion's revenue for the fiscal year ended February 28, 1995) of approximately $100.9 million to $158.3 million, implying a per share value (based on 20,000,000 shares of Orion Common Stock outstanding) of $5.05 to $7.92. Based on Orion's EBITDA for the fiscal year ending February 28, 1995, the analysis indicated an equity value range of $96.5 million to $157.9 million, implying a per share value (based on 20,000,000 shares of Orion Common Stock outstanding) of $4.82 to $7.90.

  Analysis of Selected Mergers and Acquisitions

    Utilizing publicly available information, Alex. Brown evaluated a series of transactions involving companies in the film and television production and distribution industries within the past five years which it believed comparable to the Orion Merger. The transactions considered included Lorimar Telepictures Corp./Warner Communications, Inc., Guber-Peters Entertainment/Sony USA Inc., New Line Cinema Corp./Turner Broadcasting System, Republic Pictures Corp./Spelling Entertainment Group and RHI Entertainment/Hallmark Cards, Inc.

    Alex. Brown computed enterprise value as a multiple of sales, EBITDA and EBIT, and equity value as a multiple of LTM earnings. Given that Orion's EBIT and earnings were negative, Alex. Brown concluded that the multiples of revenues and EBITDA were the appropriate measures to use to determine evaluation on a comparable transaction basis. The range of enterprise value as a multiple of revenues for the selected transactions was 1.1x to 6.0x, with a mean and median (excluding certain extraordinary values) of 2.0x and 1.9x, respectively, and the enterprise value of the selected acquisitions as a multiple of EBITDA ranged from 2.5x to 4.3x, with a mean and median (again excluding certain extraordinary values) of 2.9x and 2.7x, respectively. Alex. Brown believed the appropriate multiple range to use in valuing Orion, in the case of revenues, ranged from 1.4x to 1.7x, and in the case of EBITDA from 2.3x to 2.7x.

    This analysis indicated an equity value range (based on Orion's revenue for the fiscal year ended February 28, 1995) of $81.8 million to $139.1 million, implying a per share value (based on 20 million shares of Orion Common Stock outstanding) of $4.09 to $6.96. Based on Orion's EBITDA for the fiscal year ended February 28, 1995, this analysis indicated an equity value range of $96.5 million to $145.7 million, implying a per share value (based on 20 million shares of Orion Common Stock outstanding) of $4.83 to $7.28.

  Discounted Cash Flow Analysis

    Alex. Brown performed a discounted cash flow analysis of the projected cash flow of Orion for the 1995 to 2000 fiscal years for two different scenarios, one assuming that the current restrictions on Orion's production activities remained in place, and the other assuming that Orion is able to engage in production of motion picture and television titles. However, Orion would need to restructure its debt to engage in production activities, and it currently does not have the financial resources to do so. Utilizing those projections, Alex. Brown calculated a range of implied values based upon the discounted net present value of the sum of (i) the projected stream of unlevered free cash flows, and (ii) projected terminal value of Orion based upon assumed perpetual growth rates. For the no production scenario, a terminal growth rate of -2% was used, to account for a decreasing value of an aging film library, and a range of discount rates from 20% to 24% was used to reflect the riskiness of Orion's cash flows due to its financial distress. For the production scenario, a terminal growth rate of +2% was used based on a constant level of production over time, and discount rates between 17% and 19% were used, based on the weighted average cost of capital of selected companies. In evaluating the production scenario, Alex. Brown also considered the likelihood that the required restructuring of certain of Orion's debt to allow Orion to engage in production would result in substantial equity dilution for Orion's stockholders.

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    The discounted cash flow analysis indicated an equity value range for the no production scenario of $39.9 million to $79.8 million, implying a per share value (based on 20 million shares of Orion Common Stock outstanding) ranging from $1.99 to $3.99. For the production scenario, the indicated equity value range was $166.8 million to $217.9 million, implying a per share value (based on 20 million shares of Orion Common Stock outstanding) of $8.34 to $10.90. Alex. Brown placed very little emphasis on the valuation derived from the production scenario due to the need to restructure Orion's debt as a condition to engaging in production activities.

  Library Transfer Analysis

    Alex. Brown analyzed Orion's library, and examined certain other library transfer transactions, to derive a value for Orion based on its library. Because the valuation of motion picture feature titles is different than those of made-for-tv movies or made for-tv series, and in turn those of made-for-video product, and the value of rights with respect to a particular title is a function of the geographic, media and temporal limitations of Orion's distribution rights, Alex. Brown employed various discounts and scaling factors to derive an adjusted title count, to enable it to more accurately assess the value of Orion's library compared to other transactions involving transfers of significant motion picture title libraries. Using this adjusted title count, Alex. Brown analyzed the library value and number of titles involved in the transactions/library sales by Paramount Pictures, MCA, United Artists, Warner Brothers, Columbia Pictures and MGM, deriving multiples based on both the number of titles and the number of key titles. Alex. Brown applied these multiples to the respective title counts to arrive at a total enterprise value. Equity value was calculated by subtracting the net liabilities of Orion under a liquidation scenario, assuming 80% realization by Orion on its receivables, and 50% realization by Orion on all other assets. This indicated an equity value range based on all titles of $104.8 million to $144.1 million, implying a per share value (based on 20 million shares of Orion Common Stock outstanding) between $5.24 and $7.21.

    As discussed above, Alex. Brown used a variety of valuation techniques to value Orion which resulted in an aggregate equity valuation range of $39.9 million to $217.9 million. A comparison of these techniques indicate similar valuation ranges for the Public Companies, Mergers and Acquisitions and Comparable Library Transfer analyses. The Discounted Cash Flow analyses is a more subjective analysis due to its reliance on certain assumptions regarding Orion's cash flows (including production versus no production scenarios). Based on the above, Alex. Brown determined a summary equity value range of $101.5 million to $147.8 million, implying a per share value range (based on 20 million shares of Orion Common Stock outstanding) of $5.08 to $7.40. In comparison, Orion's equity market value as of April 26, 1994 was $5.50 per share.

  Stock Trading Analysis

    Alex. Brown also analyzed the trading activity of Orion for the period January 1, 1994 to April 26, 1995. Such time frame included a period both before and after the merger announcement on August 31, 1994. Orion's stock price during this period ranged from a high of $6.88 per share (on March 4, 1994), to a low of $2.75 per share (on June 24, 1994), with an average price (from January 1, 1994 through April 26, 1995) of $5.24 per share. Orion's closing price one day and four weeks prior to the announcement of the Orion Merger was $3.56 and $4.50, respectively.

    As part of its analyses, Alex. Brown compared Orion's stock performance during this 16 month period to the performance of Actava's stock price. Actava's stock price during this period ranged from a high of $13.00 per share (on August 26, 1994), to a low of $6.00 per share (on April 1, 1994), with an average price (from January 1, 1994 through April 26, 1995) of $9.17 per share. Actava's closing price one day and four weeks prior to the announcement of the Orion Merger was $13.13 and $10.25, respectively. The fluctuation of Orion's stock in relation to Actava's stock was very disparate in the months leading up to the merger announcement. Since the merger announcement, except for brief

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periods in November and December of 1994, both stocks have traded in relation to one another. This would be expected given the terms of the Merger Agreement.

    Finally, Alex. Brown also compared Orion's stock performance to the S&P 500 Index, the Dow Jones Industrial Index and the S&P Entertainment Index. The purpose of this analysis is to observe the behavior of the target company's stock price in relation to broad market indices, as well as specific industry indices and the entrance of new information about the company into the market place over this course of time. These analyses showed that Orion has marginally under performed both the Dow Jones Industrials and the S&P 500 for most of the period since the Orion Merger was announced. This is contrasted by Orion's pre-merger performance which was substantially below that of the broader indices for most of the period. Orion's stock performance in relation to the S&P Entertainment Index was lower since the merger announcement, as it did not benefit from the momentum experienced by entertainment companies of significant scale and scope. These trends could be caused by the stock market's discounting of the Orion Common Stock due to the uncertainty with respect to the consummation of the Orion Merger. Conversely, prior to the announcement of the merger, the financial viability of Orion as a stand-alone entity was the driving factor which affected the stock's trading levels. The S&P Entertainment Index includes the Disney Company, King World Productions, Time Warner, Inc. and Viacom, Inc.

  "Squeeze Out" Analysis

    Although Alex. Brown does not consider the Orion Merger a "squeeze out," Alex. Brown also analyzed the consideration that might by received by the Orion Public Stockholders based on a review of open market transactions where a majority shareholder of a company sought to buy out the remaining minority shareholders. Alex. Brown analyzed 30 transactions since 1991 in which minority shareholders were bought out by majority owners. Based on these transactions, Alex. Brown derived premiums over the market price one day and four weeks prior to the announcement date. Based on this analysis, and based on Orion's share price of $3.56 one day prior to the announcement date, and $4.50 four weeks prior to the announcement date, Alex. Brown derived an implied share value on a "squeeze out" analysis ranging from $4.45 to $5.67.

    Valuation of Actava. In analyzing the value of Actava, Alex. Brown principally utilized three methodologies: (i) selected public companies analysis, (ii) selected mergers and acquisitions analysis, and (iii) discounted cash flow analysis, as well as considering Actava's current market value. In valuing Actava, Alex. Brown applied these methodologies to Snapper to determine Snapper's implied enterprise value or implied market capitalization, calculated the value of cash flows at the corporate level using a discounted cash flow analysis and reflected Actava's investment in Roadmaster at current market value to determine Actava's total enterprise value, and then subtracted Actava's net debt to determine its equity value.

  Analysis of Selected Public Companies

    Alex. Brown reviewed and compared certain actual and estimated financial, operating and stock market information of Actava and selected companies in the lawn and garden industry. These companies included Black & Decker Corp., Deere & Company and Toro Company. Alex. Brown computed enterprise value as a multiple of sales, EBITDA and EBIT, and equity value as a multiple of LTM earnings and projected 1995 and 1996 earnings. Alex. Brown did not use the net income multiples since Snapper had a net loss, and did not consider the EBIT multiples meaningful since it produced a value significantly different (and below) the other two methods. The range for enterprise value as a multiple of revenues was from 0.6x to 1.2x, with a mean and median of 0.9x, and as a multiple of EBITDA ranged from 6.2x to 7.9x, with a mean of 7.0x and a median of 6.8x. Based on the relative cost structures of the companies, Alex. Brown believed the appropriate multiples for valuing Snapper based on the selected public companies analysis ranged, in the case of revenues, from 0.5x to 0.8x, and in the case of EBITDA from 5.9x to 6.5x. This analysis indicated an equity value range (based on last twelve

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month or "LTM" revenues) of $98.7 million to $173.5 million, and an implied equity valuation (based on LTM EBITDA), ranging from $78.9 million to $89.6 million.

  Analysis of Selected Mergers and Acquisitions

    Using publicly available information, Alex. Brown selected mergers and acquisitions in the lawn and garden industry which it believed comparable to the Mergers. Transactions in the lawn and garden industry included Club Car, Inc./Clark Equipment, Tiger Corp./Alamo Group, Ever-Greens Lawns Corp./Barefoot Inc., Republic Tool and Manufacturing/The Scotts Company and Clark Equipment/Ingersoll. Alex. Brown derived the total enterprise value as a multiple of sales, EBITDA and EBIT, and equity as a multiple of LTM earnings. Alex. Brown did not use the multiples based on earnings due to Snapper's net loss. The range of multiples for total enterprise value as a function of sales were from 0.4x to 1.5x, with a mean and median (excluding certain extraordinary values) of 0.9x and 1.0x, respectively. As a multiple of EBITDA, the range was from 5.5x to 11.6x, with a mean and median (again excluding certain extraordinary values) of 8.9x and 9.2x, respectively. As a function of EBIT, the multiples ranged from 11.1x to 52.5x, with a mean and median (excluding extraordinary values) of 13.4x and 13.0x, respectively. Alex. Brown believed the appropriate multiples to apply to Snapper ranged from 0.5x to 0.8x in the case of revenues, from 7.0x to 8.0x in the case of EBITDA and from 10.0x to 12.0x in the case of EBIT. These analyses indicated an implied equity value range of Actava between $69.9 million and $89.1 million based on LTM EBIT, between $98.5 million and $116.3 million based on LTM EBITDA, and between $98.7 million and $173.5 million based on LTM revenue.

  Discounted Cash Flow Analysis

    Alex. Brown performed a discounted cash flow analysis of the projected unlevered free cash flow of Actava for the 1995 to 1998 fiscal years, using a terminal value derived by applying a multiple to Snapper's projected 1998 EBITDA. Actava's corporate cash flows were assumed to terminate at the end of the projected period. Alex. Brown applied discount rates ranging from 11% to 13% to Snapper's cash flows and a discount rate of approximately 6% to Actava's corporate cash flows to reflect the short term nature of its receivables. This analysis indicated a total equity value range of $98.0 million to $107.6 million.

    The valuation methodologies described above resulted in a range of values from $69.9 million to $173.5 million. A comparison of valuation ranges for the various techniques indicated similar value ranges for the Public Companies analysis based on revenue multiples, the Merger and Acquisition analysis based on both revenue and EBITDA multiples and the Discounted Cash Flow analysis. Based on all of these analyses, Alex. Brown derived a summary equity value range for Actava of $102.9 million to $121.3 million.

    Valuation of MITI. In analyzing the value of MITI, Alex. Brown principally used three methodologies: (i) selected public companies analysis, (ii) selected acquisition analysis, and (iii) discounted cash flow analysis. For purposes of the selected public companies and selected acquisition analyses, Alex. Brown separated MITI into three business sectors: wireless cable, wireless voice and data (paging, small mobile radio and telephony), and radio. Under each methodology, Alex. Brown calculated total enterprise value, and then subtracted net debt to arrive at equity value.

  Analysis of Selected Public Companies

    In evaluating MITI, Alex. Brown identified three distinct lines of business in which MITI participates and sought to establish valuation ranges for each of these areas individually in this analysis. Alex. Brown reviewed certain actual and estimated financial, operating and stock market information of selected companies in the wireless cable, wireless voice and data and broadcast radio segments. Since MITI accounts for each of its joint ventures separately, Alex. Brown was able to calculate MITI's financial performance in each line of business.

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    For wireless cable, Alex. Brown used American Telecasting, Heartland
Wireless, People's Choice-TV Corp., and Preferred Entertainment Corp. for both revenue multiples analysis and for line of sight household multiple ("LOSHH") analysis, and, in addition, ACS Enterprises, American Wireless, CableMaxx, CAI Wireless, National Wireless and Wireless Cable of Atlanta for LOSHH analysis only. LOSHH analysis values a wireless cable operator based on the number of households which have an unobstructed reception path from the transmission source. The actual LOSHH figure is derived from demographic information including population, average household size, and shadow factors, which estimate the percentage of households obstructed due to topography. For wireless cable, revenue multiples were examined for only those cable systems that were more mature. Alex. Brown analyzed enterprise value as a multiple of 1995 projected revenues, 1996 projected EBITDA, and LOSHH. For this business segment, enterprise value as a multiple of 1995 projected revenues ranged from 5.8x to 7.6x, with a median of 6.7x, enterprise value as a multiple of 1996 projected EBITDA ranged from 23.4x to 53.4x, with a median (excluding extraordinary values) of 26.4x, and enterprise value as a multiple of LOSHH ranged from $28 to $62, with a median of $39.

    For the wireless voice and data segment, Alex. Brown used A+ Communications, American Paging, Arch Communications, Metrocall, Mobile Telecommunications Technologies, Page America, Paging Networks and ProNet. Alex. Brown analyzed the enterprise value of these companies as a multiple of revenues and EBITDA. In this sector, the range of enterprise value as a multiple of revenues was from 2.3x to 5.8x, with a mean of 3.6x and a median of 3.3x, and, as a multiple of EBITDA, ranged from 8.8x to 22.6x, with a mean of 13.7x and a median of 11.7x.

    For the broadcast radio sector, Alex. Brown utilized EMMIS Broadcasting, Evergreen Media, EZ Communications and Heftel Broadcasting. (Alex. Brown also considered Clear Channel Communications and Infinity Broadcasting in its financial analysis but excluded them from the ratio analysis due to their significantly larger size). Alex. Brown analyzed the enterprise value of these four companies as a multiple of revenues and EBITDA. In this business segment, enterprise value as a multiple of revenues ranged from 2.9x to 7.4x, with a mean of 4.2x and a median of 3.3x, and enterprise value as a multiple of EBITDA ranged from 9.8x to 10.9x with a mean and median of 10.4x.

    In valuing MITI based on revenue multiples, Alex. Brown believed that the appropriate multiple ranges were 5.0x to 5.8x for wireless cable, 2.5x to 3.1x for wireless voice and data and 2.6x to 3.2x for radio broadcasting. This analysis indicated an equity valuation ranging from $206.5 million to $251.4 million. In valuing MITI based on LOSHH multiples for the wireless cable segment, and EBITDA multiples for the wireless voice and data and radio broadcasting segments, Alex. Brown believed the appropriate range for LOSHH to be $28 to $30 for wireless cable and, for EBITDA, the appropriate ranges were determined to be 8.5x to 9.5x in the case of wireless voice and data, and 8.0x to 9.0x in the case of radio broadcasting. This analysis yielded an equity valuation range from $205.8 million to $227.4 million.

  Analysis of Selected Mergers and Acquisitions

    As with the public company analysis, Alex. Brown separated MITI into three distinct lines of business for the purpose of valuation using selected mergers and acquisitions. Utilizing publicly available information, Alex. Brown evaluated a series of transactions involving companies in the wireless cable, wireless voice and data and radio broadcasting sectors which Alex. Brown believed were reflective of the distinct business lines in which MITI is engaged. In reviewing these transactions, Alex. Brown considered the prices paid as a multiple of LOSHH ( in the case of wireless cable), subscribers (in the case of wireless voice and data) and EBITDA (in the case for all business segments).

    In conducting the selected acquisition analysis for the wireless cable sector, Alex. Brown considered 28 transactions from May, 1993 to April, 1995. These transactions ranged in purchase price from $1 million to $670 million with an average size of approximately $57 million. All of these transactions involved properties operating in domestic markets. For the purpose of valuing the wireless cable

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component of MITI, Alex. Brown placed more weight on the LOSHH multiple as a measure for valuation. Of the selected transactions in the cable industry, the LOSHH multiple ranged from $6 to $138, with a weighted average of $34 and a straight average of $41.

    In analyzing selected transactions in the wireless voice and data sector, Alex. Brown considered 28 transactions from January, 1993 to April, 1995 which ranged in purchase price from $7 million to $600 million with an average purchase price of $96 million. The subscriber multiples for wireless voice and data ranged from $132 per subscriber to $1,334 per subscriber with a mean of $421 per subscriber and a median of $344 per subscriber. The EBITDA multiples for wireless voice and data transactions ranged from 6.1x to 20.1x, with a mean of 10.9x and a median of 10.4x. Alex. Brown placed more weight on the EBITDA multiples in valuing the wireless voice and data segment of MITI.

    In analyzing selected transactions in the radio broadcasting sector, Alex. Brown considered 72 transactions between February, 1994 and December, 1994. The range of purchase price for the transactions were $0.5 million to over $70 million with an average of $16 million. All of these transactions involved properties operating in domestic markets. In this segment, the selected transactions had multiples of EBITDA ranging from 6.9x to 13.0x and an average multiple of 9.3x.

    In valuing MITI based on the selected acquisition transactions, Alex. Brown believed the appropriate multiple ranges were, for LOSHH, $30 to $33 in the case of wireless cable and, for EBITDA, 9.0x to 10.0x in the case of wireless voice and data, and 8.5x to 9.5x in the case of broadcast radio. This analysis of selected acquisition transactions indicated an equity valuation range between $220.8 and $246.6 million.

  Discounted Cash Flow Analysis

    Alex. Brown performed a discounted cash flow analysis of the projected unlevered free cash flow of MITI for years 1995 through 1999. Alex. Brown applied discount rates ranging from 22% to 25%, with a terminal value growth rate of 9% applied to 1999 cash flow. The high discount rates were used to reflect the additional risks intrinsic to assets in emerging businesses and emerging economies. This analysis indicated an equity value ranging from $117 million to $199.5 million.

    As described above, the total range of equity values was $117.0 million to $251.4 million. Each method produced varying ranges of value. Alex. Brown tended to place more weight on the Public Companies and Mergers and Acquisitions analyses while placing less emphasis on the Discounted Cash Flow, which demonstrated a high degree of sensitivity to certain assumptions. Based on these analyses, Alex. Brown derived a summary equity value range for MITI of $187.5 million to $237.5 million.

    Valuation of Sterling. In analyzing the value of Sterling, Alex. Brown principally used selected public companies analysis, selected mergers and acquisitions analysis and discounted cash flow analysis. For the selected public companies and selected mergers and acquisitions analyses, Alex. Brown used the same companies and acquisitions which were used in the comparable valuation methodologies for Orion. However, since Alex. Brown did not assess Sterling as having the same critical mass to provide additional value through liquidity in a publicly traded entity as Orion, and since Sterling has a large component of riskier consulting-based revenues, the multiples applied by Alex. Brown to Sterling in valuing it have been discounted from those used for Orion, and were at the low end of the multiple range. Alex. Brown believed the appropriate multiple of revenue to use in valuing Sterling on a selected public companies basis was in range of 0.8x to 1.2x, and in the case of EBITDA ranged from 1.0x to 1.4x. Alex. Brown felt that the appropriate range of multiples to use in valuing Sterling based on selected transactions were 0.8x to 1.2x in the case of revenues, and 2.0x to 2.5x in the case of EBITDA.

    Based on these analyses, the valuation based on selected public companies indicates equity values based on revenues ranging from $6.1 million to $9.3 million, and based on EBITDA ranging from $4.0 million to $5.8 million. The valuation based on selected acquisitions indicates equity values based

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on revenues ranging from $6.1 million to $9.3 million, and based on EBITDA ranging from $8.5 million to $10.8 million.

  Discounted Cash Flow Analysis

    Alex. Brown performed a discounted cash flow analysis of the projected unlevered free cash flows of Sterling for the years 1995 through 1999, based on a discount from Sterling's management revenue projections to bring them more into line with historical performance. Alex. Brown applied discount rates ranging between 17% and 19% based on the weighted average cost of capital of selected companies, and applied a terminal value growth rate to the 1999 cash flow of 2%. Based on this analysis, Alex. Brown derived an equity value ranging from $6.7 million to $7.8 million.

    As described above, the total range of equity values was $4.0 million to $10.8 million. Alex. Brown placed more weight on the revenue multiple as a basis for valuation in Public Companies and Mergers and Acquisitions analyses due to Sterling's size and the nature of its business (high component of consulting-based revenues). The Discounted Cash Flow analysis showed a higher value range, as it incorporated future growth in Sterling's cash flows. Based on the analyses, Alex. Brown derived a summary equity value range for Sterling of $6.3 million to $8.6 million.

    Valuation of Surviving Corporation. In analyzing the value of the Surviving Corporation, Alex. Brown principally utilized methodologies based on selected public companies analysis, selected mergers and acquisitions analysis, discounted cash flow analysis and a sum of components analysis. With respect to this part of its analyses, Alex. Brown viewed the Surviving Corporation as a global, integrated media, entertainment and wireless communications company based on the combination of its film production capabilities, its film and television libraries and its various wireless communications franchises in the developing countries of Eastern Europe and elsewhere. As further described below, Alex. Brown's analyses of selected public companies and selected mergers and acquisitions included a different set of companies and transactions which were determined to be comparable to the Surviving Corporation's business. With respect to the discounted cash flow analyses, Alex. Brown reviewed the pro-forma combined financial statements included elsewhere in this Joint Proxy Statement/Prospectus, as well as certain projected financial information which was provided to Alex. Brown by the Merging Parties. In analyzing the Surviving Corporation, Alex. Brown considered the difficulty in projecting any benefits from combining the Merging Parties, and accordingly, with the exception of assuming the refinancing of Orion's debt, enabling production of new motion pictures, did not assume any synergistic benefits from the Mergers.

  Analysis of Selected Public Companies

    Alex. Brown reviewed certain actual and estimated financial, operating and stock market information of selected companies in the media and entertainment industries. Alex. Brown felt that diversified, international integrated media companies were appropriate comparisons for the Surviving Corporation. The companies selected by Alex. Brown were The Walt Disney Company, The News Corporation Ltd., Time Warner Inc., and Turner Broadcasting System. For each of these companies, Alex. Brown determined the enterprise value as a multiple of sales, EBITDA and EBIT and equity value as a multiple of LTM earnings and projected 1995 and 1996 earnings. Alex. Brown used the multiples of revenues and EBITDA to value the Surviving Corporation based on the selected public companies. For the selected public companies, the range of enterprise value as a multiple of sales was 1.7x to 3.2x, with a mean and median (excluding extraordinary values) of 2.5x. Enterprise value as a multiple of EBITDA had a range of 8.4x to 18.7x, with a mean and median (excluding extraordinary values) of 8.9x. Alex. Brown used a multiple range of 2.2x to 2.6x in the case of revenue, and 7.5x to 8.5x in the case of EBITDA, to value the Surviving Corporation based on selected public companies. This analysis indicated an equity value range of $617.8 million to $798.8 million based on revenues, or an implied per share value (for each share of Orion after being converted in the Orion Merger and assuming 67.99 million shares outstanding after conversion at $10.50/share) based on revenues ranging from $8.86 to

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$11.45, and an implied equity value range based on EBITDA of $574.1 million to
$701 million, implying a per share value (for each share of Orion after being converted in the Orion Merger and assuming 67.99 million shares outstanding after conversion at $10.50/share) based on EBITDA ranging from $8.44 to $10.31.

  Analysis of Selected Mergers and Acquisitions

    Utilizing publicly available information, Alex. Brown evaluated a series of transactions involving companies in the entertainment and media industries which it deemed comparable. Alex. Brown considered the total enterprise value indicated for each of these transactions as a multiple of sales, EBITDA and EBIT, and equity as a multiple of LTM earnings. The transactions considered by Alex. Brown included Columbia Pictures/Sony USA, Warner Communications/Time Inc., MGA-UA/Pathe, Paramount Communications/Viacom, Inc. and MCA Inc./Matsushita Electric. Alex. Brown felt that the multiples of revenue and EBITDA were the appropriate ones to used in valuing the Surviving Corporation based on the selected transactions. The range for the selected transactions of total enterprise value as a multiple of revenue was from 1.9x to 3.1x, with a mean and median of 2.6x and 2.9x, respectively, and as a multiple of EBITDA ranged from 4.4x to 39.9x, with a mean and median (excluding extraordinary values) of 7.4x and 4.6x, respectively. For the purpose of valuation, the selected range of multiples for revenues were 1.9x to 2.6x, and for EBITDA, 6.4x to 7.4x. The selected acquisition analysis indicated an equity value range, based on revenues, of $482.1 million to $798.8 million, and an implied per share value, based on revenues, (for each share of Orion after being converted in the Orion Merger, and assuming 67.99 million shares of the Surviving Corporation outstanding after conversion at $10.50/share) ranging from $7.09 to $11.74, and an implied equity value range based on EBITDA from $434.5 million to $561.4 million, and an implied per share value based on EBITDA (for each share of Orion after being converted in the Orion Merger, and assuming 67.99 million shares of the Surviving Corporation outstanding after conversion at $10.50/share) ranging from $6.39 to $8.05.

  Discounted Cash Flow Analysis

    Alex. Brown performed a discounted cash flow analysis using projected unlevered cash flows of the Surviving Corporation for the years 1995 to 1999 (based, in the case of 1999, on Alex. Brown's estimate reflecting MITI's 1999 projection, the 1999 combined Orion/Sterling projection with production and the projected 1998 Actava cash flow). Alex. Brown applied discount rates ranging from 13.25% to 15.25% to these projected cash flows, based on the weighted average cost of capital of selected companies, and assumed a terminal value growth rate of 4%. This discounted cash flow analysis indicated an equity value, ranging from $597.2 million to $857 million, implying a per share value (for each share of Orion after being converted in the Orion Merger, and assuming
67.99 million shares outstanding after conversion at $10.50/share) ranging from $8.56 to $12.29.

  Sum of Components

    In addition to valuing the Surviving Corporation as a whole, utilizing the selected public company, selected merger and acquisition transactions and discounted cash flow analyses, through Alex. Brown's analysis of each of the individual companies Alex. Brown also arrived at a total equity value for the Surviving Corporation based on the summation of the total enterprise valuation range for each of the Merging Parties less the pro-forma combined net debt of the Surviving Corporation. For Orion, Actava, Sterling and MITI the total enterprise value ranges were estimated to be, respectively, $287 million to $333 million, $299 million to $317 million, $7 million to $9 million and $199 million to $248 million. The pro-forma combined net debt for the Surviving Corporation was approximately $377 million. In assessing a value using the sum of components methodology, Alex. Brown assumed the combined entity would be valued as the sum of its component parts. This analysis was factored into Alex. Brown's overall valuation for the Surviving Corporation.

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    This analysis indicated an equity valuation range from approximately $415 million to $530 million, implying a per share value (for each share of Orion after being converted in the Orion Merger, and assuming 67.99 million shares outstanding after conversion at $10.50/share) ranging from approximately $6.10 to $7.80.

    Alex. Brown also performed a contribution comparison, examining at different valuation levels (based on various, different assumptions) the contribution to the total equity value of the Surviving Corporation by each of the Merging Parties based on different prices for the Common Stock. Alex. Brown compared the percentage of the Surviving Corporation's combined equity value contributed by each of the Merging Parties with the percentage ownership of the Surviving Corporation to be held by the stockholders of each of the Merging Parties after the Mergers. The equity value contributed by each component of the merger was based on the mid-point of the summary valuation range for each such Merging Party, derived from various analyses performed on each of the Merging Parties described previously. Alex. Brown's analyses indicated that Orion was contributing approximately 27.3% of the total equity of the Surviving Corporation, and that, depending on the Average Closing Price of the Common Stock at the Effective Time, the percentage of the Surviving Corporation owned by the Orion Stockholders after the Orion Merger would range between 29.4% and 32.1% assuming an Average Closing Price ranging from $8.50 to $10.50.

    As described above, the total range of equity values was $415.0 million to $857.5 million. Within this range the Public Companies, Merger and Acquisition and Discounted Cash Flow analysis produced valuations in the upper portion of the range. For the multiples-based Public Companies and Mergers and Acquisitions analyses, the higher ranges were the result of the market expansion expected when the merger participants are combined. The Discounted Cash Flow analysis yielded higher ranges through its valuation of future cash flows. The Sum of Component calculation, which utilized the summary equity valuation ranges of each merger participant, offered a lower equity value range as it did not assume any synergies between merger participants. Based on these analyses, Alex. Brown derived a summary equity value range for the Surviving Corporation of $472.3 million to $672.3 million or $6.95 to $9.89 per Orion share. In comparison, the Surviving Corporation's equity market value, based on the aggregate number of shares to be outstanding after the consummation of the Mergers and Actava's stock price as of April 26, 1994, was $398.0 million or $5.85 per Orion share.

  Actava

    General. First Boston was retained by Actava to advise it with respect to the fairness to the stockholders of Actava, from a financial point of view, of the Exchange Ratio taken as a whole. First Boston is an internationally recognized investment banking firm and was selected by Actava based on First Boston's experience and expertise. As part of its investment banking business, First Boston is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    On April 12, 1995, First Boston delivered to the Actava Board an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to certain matters stated therein, the Exchange Ratio and the then contemplated Share Exchange, taken as a whole, were fair to the Actava Stockholders from a financial point of view. First Boston subsequently rendered its written opinion to the Actava Board, dated the date hereof, to the effect that, as of such date and based upon and subject to certain matters stated therein, the Exchange Ratio, taken as a whole, was fair to the Actava Stockholders from a financial point of view. The assumptions made, matters considered (other than the Share Exchange, which was eliminated following the Amendments and therefore was not considered in connection with the opinion dated the date hereof) and limitations on the review undertaken in the April 12, 1995 opinion were substantially the same as those contained in the opinion dated the date hereof which is attached hereto as Appendix B. In connection with its

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written opinion dated the date hereof, First Boston updated, to the extent it deemed necessary, the analyses used to render its opinion dated April 12, 1995, which analyses are more fully described below.

    In arriving at its opinion, First Boston (i) reviewed the Merger Agreement and certain publicly available business and financial information relating to the Merging Parties, (ii) reviewed certain other information, including financial forecasts, provided to First Boston by the Merging Parties, (iii) met with the Merging Parties' respective managements to discuss the respective businesses and prospects of each of the Merging Parties, (iv) considered certain financial and stock market data of the Merging Parties and compared such data with similar data for publicly-held companies in businesses similar to those of the Merging Parties, (v) considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected, (vi) held discussions with the respective managements of the Merging Parties concerning certain strategic and financial benefits anticipated from the Mergers and (vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which First Boston deemed relevant.

    First Boston assumed that MITI has obtained all material governmental permits and authorizations for the conduct of its existing operations in Eastern Europe and Russia, and that such permits and authorizations are valid and enforceable. Although First Boston made no independent investigation with respect to such permits and authorizations, has assumed no responsibility with respect to the existence, validity and enforceability thereof and has relied upon management of Actava, management of MITI and their respective representatives with respect to all such matters, nothing came to First Boston's attention during the course of its engagement that caused it to believe that the foregoing assumptions are unreasonable. With respect to MITI's pre-operational and prospective operations, First Boston considered, based upon discussions with management of Actava, management of MITI and their respective representatives, the risks of obtaining all material governmental permits and authorizations, and the risks with respect to the validity and enforceability thereof. First Boston also considered, based upon discussions with management of Actava, management of MITI and their respective representatives, the risk of the loss by MITI of its right to conduct its operations, either through the loss of permits or authorizations or through some other form of expropriation of its businesses or assets. First Boston's opinion was rendered during a period of volatility in Eastern Europe and Russia, and there can be no assurance that the analysis of any such risks will be accurate. First Boston's opinion is also necessarily subject to the absence of further material developments with respect to the financial, economic, monetary, political, market and other conditions in Eastern Europe and Russia from those prevailing on the date of the opinion.

    In connection with its review, First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied upon its being complete, accurate and fair in all respects. With respect to the financial forecasts and other data reviewed by First Boston, First Boston assumed that such forecasts and other data were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Merging Parties' respective managements as to the future financial performance of the Merging Parties and the strategic and operating benefits anticipated from the Mergers. First Boston was informed by the management of Orion that fundamental assumptions inherent in such management's projections for Orion include (i) management's plan to renew Orion's production and development of motion pictures, an activity in which Orion is currently substantially restricted in pursuing under the existing provisions of certain agreements to which Orion is a party, and (ii) the termination of provisions in certain agreements to which Orion is a party which require Orion to deposit and distribute its net cash flow in a specified manner. The termination of these existing provisions is a condition to consummation of the Mergers, and First Boston assumed that such provisions will no longer be in effect following the consummation of the Mergers. First Boston also assumed that the Mergers will be treated as a tax-free reorganization for federal income tax purposes. In addition, First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Merging Parties, nor was it furnished with any such evaluations or

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appraisals. The opinion of First Boston is necessarily based upon financial, economic, monetary, political, market and other conditions as they existed and could be evaluated as of the date of its opinion. First Boston is not expressing any opinion as to what the value of the Common Stock actually will be or the prices at which such Common Stock will trade, subsequent to the Mergers. First Boston made no independent investigation of any legal matters affecting any of the Merging Parties and assumed the correctness of all legal advice given to the Merging Parties. First Boston did not participate in negotiating the terms of the Mergers and First Boston's opinion does not in any manner address Actava's underlying business decision to effect the Mergers. In connection with its engagement, First Boston approached third parties to solicit indications of interest in a possible acquisition of Actava and held preliminary discussions with certain of these parties prior to the date of the opinion.

    The full text of First Boston's written opinion dated the date hereof, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Common Stock are urged to read this opinion carefully in its entirety. First Boston's opinion is directed to the Actava Board of Directors and the fairness to the Actava Stockholders, from a financial point of view, of the Exchange Ratio taken as a whole, and does not address any other aspect of the Mergers and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Actava Special Meeting. First Boston expressed no opinion as to the consideration to be received by any stockholder of Orion, Sterling or MITI in the Mergers. The summary of the opinion of First Boston set forth in this Joint Proxy Statement/Prospectus, both with respect to the April 12, 1995 opinion and the confirmation thereof dated the date hereof, is qualified in its entirety by reference to the full text of such opinion.

    In preparing its opinion to the Actava Board of Directors, dated April 12, 1995, First Boston performed a variety of financial and comparative analyses and considered a variety of factors of which the material analyses and factors are described below. The following summary of such analyses does not purport to be a complete description of the analyses underlying First Boston's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinion is not readily susceptible to summary description.

    In arriving at its opinion, except as specifically set forth below, First Boston did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, First Boston made numerous assumptions with respect to the Merging Parties and their affiliates, industry performance, general business, regulatory, economic, political, market and financial conditions and other matters, many of which are beyond the control of the Merging Parties. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of the Merging Parties, First Boston or any other person assumes responsibility for their accuracy.

    Miscellaneous. Pursuant to the terms of First Boston's engagement, Actava has paid First Boston $500,000 for rendering its opinion. Actava has also agreed to reimburse First Boston for its out-of pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify First Boston and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. If First Boston's engagement had

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been terminated by either Actava or First Boston prior to the delivery of the fairness opinion, Actava would have been required to compensate First Boston for its reasonable fees incurred based on time spent, up to an amount of $100,000, plus reasonable out-of-pocket expenses.

    In the ordinary course of its business, First Boston and its affiliates may actively trade the debt and equity securities of the Merging Parties for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Methodology to Ascertain Fairness. First Boston's determination that the Exchange Ratio, taken as a whole, is fair to the Actava Stockholders from a financial point of view begins with an assessment of the intrinsic value of the Surviving Corporation after the Mergers. For purposes of its opinion, First Boston assumed the value of the Surviving Corporation to equal the sum of the equity values of the entities comprising the Surviving Corporation. A description of the methodologies used to determine the equity value of the individual entities comprising the Surviving Corporation is presented below. In deriving the value of the Surviving Corporation First Boston did not adjust for the value of any synergies or cost savings which could be realized as a result of the combination of Orion, MITI and Actava.

    Once the intrinsic value of the Surviving Corporation was implied, the value to be realized by the Actava Stockholders was computed. This value was based on the aggregate value of the Surviving Corporation multiplied by the percentage of the Surviving Corporation to be owned by the Actava Stockholders. Under the terms of the Mergers, the Actava Stockholders will own approximately 43.6% of the common equity of the Surviving Corporation. The intrinsic equity value range of the Surviving Corporation was estimated to be between $405 million and $575 million or $10.06 per share and $14.28 per share.

    The value to be held by the Actava Stockholders was then compared to the intrinsic value of Actava (described below) as well as to Actava's market price as of April 5, 1995. The range of value to be received by the Actava Stockholders is approximately $10.06--$14.28 per Actava share. This compares to Actava's closing price of $9.625 per share on April 5, 1995 (a premium to market of 4%-- 48%) and to the intrinsic value of Actava prior to the Mergers of approximately $5.67--$7.40 per Actava share (premium to the intrinsic equity value midpoint of 31%--87%).

    The assessment that the Exchange Ratio, taken as a whole, is fair to the Actava Stockholders was based in part on a wide range of sensitivity studies in which the values of the Surviving Corporation's constituent entities (and, as a result, the value of the Surviving Corporation) were altered in response to differing assumptions about the underlying businesses.

    The sensitivity analyses showed that for a substantial majority of scenarios, the value to be held by the Actava Stockholders exceeded Actava's market value as of April 5, 1995. The value range to be held by the Actava Stockholders following the Mergers exceeded the market price of Actava shares as of April 5, 1995 by (17%) to 118% and the midpoint of the intrinsic equity value range of Actava prior to the Mergers by 5%--174%.

    To test the hypothesis that a premium to market equal to the premium to be received in conjunction with the transaction may be available to the Actava Stockholders, First Boston, prior to execution of the Initial Merger Agreement, contacted a number of parties it believed might be interested in acquiring Actava. At that time, none of such parties indicated an interest in pursuing an acquisition transaction at a price at or above market.

    Valuation of The Actava Group. In analyzing the value of Actava, First Boston first derived an intrinsic asset or enterprise value for Actava's operating asset (i.e., wholly owned Snapper) by performing (1) a discounted cash flow analysis, (2) a comparable companies analysis and (3) a comparable transactions analysis.

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    To arrive at a total equity value of Actava, First Boston started with
Snapper's intrinsic enterprise value and then subtracted Actava's net debt. Actava's net debt equals Actava's total consolidated debt (including debt attributable to Snapper) plus other liabilities (such as self-insurance claims, pension liability and other accrued liabilities) less all cash and cash-like assets. Included in cash and cash-like assets are: cash, notes receivable, Roadmaster stock at market value and other cash-like assets. As a result of Actava's cash position, its net debt was approximately $17 million at the time of the opinion. Hence, Actava's total equity value was found by subtracting $17 million from Snapper's intrinsic enterprise value.

    Discounted Cash Flow Analysis

    First Boston performed a discounted cash flow analysis of the projected unlevered free cash flows of Snapper for the fiscal years ended December 31, 1995 through 2003, based upon certain operating and financial assumptions, forecasts and other information provided by Actava management. For purposes of such analysis, First Boston utilized a discount rate of 13% and terminal year operating cash flow multiples of 5.0x--6.0x. The terminal value represented 70% -73% of Snapper's enterprise value. The discounted cash flow analysis, based on two operating scenarios which differed in assumptions regarding growth in working capital, resulted in an enterprise valuation reference range for Snapper of approximately $115 million to $145 million.

    Comparable Company Analysis

    First Boston reviewed and compared certain actual and estimated financial, operating and stock market information of Actava and Roadmaster and selected companies in the lawn and garden equipment industry. Lawn and garden equipment companies included Toro Company, Lesco Inc., Alamo Group Inc., Arctco Inc. and Club Car Inc. (the "Comparable Lawnmower Companies"). First Boston compared enterprise values as a multiple of projected fiscal 1995 revenues and operating cash flow and compared equity values as a multiple of projected fiscal 1995 net income. Specifically, the Comparable Lawnmower Companies traded at median 1995 projected revenues, operating cash flow and net income multiples of 1.0x, 7.1x and 12.6x, respectively. First Boston derived the appropriate valuation range for Snapper by comparing Snapper's business to those of the Comparable Lawnmower Companies. After determining which Comparable Lawnmower Companies best matched Snapper's business profile (specifically, those with more similar product lines and financial performance; i.e., Toro Company, Lesco Inc. and Alamo Group), First Boston multiplied Snapper's relevant projected operating statistics by an appropriate range of multiples (i.e., 0.5x--0.6x 1995 projected sales, 5.5x--7.0x 1995 projected operating cash flow and 27.2x--31.2x 1995 projected net income) based on the trading performance of the Comparable Lawnmower Companies that best matched Snapper. This analysis resulted in an enterprise valuation reference range for Snapper of approximately $115 million to $145 million. In the case of Roadmaster, a less-than-majority owned affiliate, First Boston utilized Roadmaster's market valuation as of April 5, 1995 as its benchmark.

    Comparable Transaction Analysis

    Using publicly available information, First Boston analyzed the purchase prices and multiples paid in selected merger or acquisition transactions in the lawn and garden equipment industry. Transactions in the lawn and garden equipment industry included Club Car Inc./Clark Equipment Company, Massey Ferguson Group/AGCO Corp., Tiger Corp./Alamo Group Inc., the Homelite Division of Textron Inc./Deere & Company, Ever-Green Lawns Corp./Barefoot Inc., Republic Tool & Manufacturing/The Scotts Company (the "Selected Lawnmower Transactions"). First Boston compared enterprise purchase prices as a multiple of latest available 12 month sales and operating cash flow and compared equity purchase prices as a multiple of net income. Specifically, the Selected Lawnmower Transactions yielded median sales, operating cash flow and net income multiples of 0.5x, 6.3x and 15.0x, respectively. First Boston derived the appropriate valuation range for Snapper by comparing Snapper's business to those of the acquired companies in the Selected Lawnmower Transactions. After

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determining which acquired company best matched Snapper's business profile and also examining the qualitative aspects of the relevant precedent transactions, First Boston multiplied Snapper's relevant operating statistics by an appropriate range of multiples (i.e., 0.5x--0.6x trailing sales, 7.1x--9.0x trailing operating cash flow) based on the valuation multiples implied by the most comparable precedent transactions. First Boston also contacted potential acquirers of Snapper who indicated their assessment of appropriate private market multiples for a company similar to Snapper. These analyses indicated an enterprise value reference range for Snapper of approximately $115 million to $145 million.

    Summary Valuation

    The Comparable Company Analysis, Comparable Transaction Analysis and Discounted Cash Flow Analysis for Snapper resulted in an aggregate enterprise valuation range of $115 million to $145 million. After adjusting for net debt, this analysis resulted in a total equity valuation range for Actava of approximately $98 million to $128 million, with equity market value of $167 million (as of April 5, 1995).

    Valuation of Orion and Sterling. In analyzing the value of Orion, First Boston utilized three principal methodologies: (1) discounted cash flow analysis, (2) comparable company analysis, and (3) comparable transaction analysis. In arriving at an intrinsic value of Orion through these methodologies, First Boston treated the acquisition of Sterling as a consolidated component of Orion and incorporated the value of Sterling by utilizing management's pro forma financial projections which include Sterling's operations.

    Discounted Cash Flow Analysis

    First Boston performed a discounted cash flow analysis of the projected unlevered free cash flows of Orion (such projected cash flows included the activities of Sterling) for the fiscal years ended February 28, 1996 through 2000 based upon certain operating and financial assumptions, forecasts and other information provided by the managements of Orion and Sterling.

    First Boston examined two principal categories of projected cash flows: (i) future cash flows from existing contracts and (ii) projected cash flows based on management projections. First Boston applied different discount rates to the two categories of projected cash flows to reflect the risk associated with attaining the cash flows. Projected cash flows in category (i) were discounted at the cost of debt for the contractual counterparts (i.e., 5%--8%). Projected cash flows in category (ii) were discounted using the appropriate weighted average cost of capital for major entertainment companies engaged in film production and distribution and entities in the entertainment software sector, or 15% to 18%.

    To arrive at the enterprise value of Orion and Sterling beyond the projected periods, First Boston calculated terminal values for Orion and Sterling using two methods, perpetual growth rates and multiples of EBITD, and discounted the resultant terminal values to the present. First Boston applied perpetual growth rates of 3% to 5% to free cash flow and terminal multiples of 6.0x to 8.0x the projected EBITD in year 2000. The terminal value represented 55% to 60% of Orion's enterprise value.

    The results of the discounted cash flow analysis generated an intrinsic enterprise value range for Orion and Sterling of approximately $348 million to $399 million implying an equity value range of approximately $144 million to $195 million.

    Comparable Company Analysis

    First Boston reviewed and compared certain actual and estimated financial, operating and stock market information of Orion and selected companies in the film production and distribution industry. The filmed entertainment companies included: The Walt Disney Company, Time Warner, Viacom, Turner Broadcasting Systems, The News Corporation, and Polygram (the "Comparable Filmed

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Entertainment Companies"). Orion's current public market valuation reflects the limitations imposed through its bankruptcy reorganization which precludes any new production of motion pictures.

    First Boston's comparable company analysis was undertaken assuming consummation of the combination of Orion and Sterling and the initiation of a limited production schedule. First Boston compared enterprise values as a multiple of projected 1995 revenues and operating cash flow and considered equity values as a multiple of projected 1995 net income of the companies in this peer category. Specifically, the Comparable Filmed Entertainment Companies traded at median 1995 projected revenues, operating cash flow and net income multiples of 2.1x, 11.1x and 21.8x, respectively. First Boston derived the appropriate valuation range for the combined Orion and Sterling by comparing Orion's/Sterling's business to those of the Comparable Filmed Entertainment Companies. After determining which Comparable Filmed Entertainment Companies best matched Orion's/Sterling's business profile, First Boston multiplied Orion's/Sterling relevant operating statistics by an appropriate range of multiples (i.e., 2.9x--3.3x 1995 projected sales and 7.4x--8.3x 1995 projected operating cash flow) based on the trading performance of the comparable Filmed Entertainment Companies that best matched Orion/Sterling. This analysis resulted in an intrinsic enterprise value of Orion and Sterling of approximately $355 million to $397 million or an equity value range of approximately $151 million to $194 million. First Boston utilized Orion's/Sterling's current market equity value, $116 million (as of April 5, 1995), as its lower valuation boundary on the comparable company valuation.

    Comparable Transaction Analysis

    Utilizing publicly available information, First Boston evaluated a series of transactions involving companies in the film production and distribution industry by considering the prices paid for the target companies and the implied multiples of historical revenues, operating cash flow and net income. First Boston's comparable transaction analysis was undertaken assuming consummation of the combination of Orion and Sterling and the initiation of a limited production schedule. Transactions considered include: RHI Entertainment / Hallmark Cards, Blockbuster Entertainment / Viacom, New World Entertainment / New World Communications Group, Four Star Production & Genesis Entertainment / New World Communications Group, Paramount Communications / Viacom, Republic Pictures / Spelling Entertainment, New Line Cinema / Turner Broadcasting, Castle Rock Entertainment / Turner Broadcasting, Time Warner Entertainment L.P. / US WEST, Spelling Entertainment / Blockbuster Entertainment, TVS Entertainment / International Family Entertainment, Time Warner Entertainment L.P. / ITOCHU Corporation and Toshiba Corporation, Hanna-Barbera Productions / Turner Broadcasting, and MCA / Matsushita Electric Company (the "Selected Filmed Entertainment Transactions"). Specifically, the Selected Filmed Entertainment Transactions yielded median sales, operating cash flow and net income multiples of 1.9x, 14.3x and 31.5x, respectively. First Boston derived the appropriate valuation range for Orion/Sterling by comparing Orion's/Sterling's business to those of the acquired companies in the Selected Filmed Entertainment Transactions. After determining which acquired company best matched Orion's/Sterling's business profile and also examining the qualitative aspects of the relevant precedent transactions, First Boston multiplied Orion's/Sterling's relevant operating statistics by an appropriate range of multiples (i.e., 2.0x--2.5x trailing sales and 9.0x--11.0x trailing operating cash flow) based on the valuation multiples implied by the most comparable precedent transactions. This analysis produced an intrinsic enterprise value range for Orion and Sterling of approximately $376 million to $460 million implying an equity value range (after deducting net debt) of approximately $172 million to $256 million.

    Valuation of MITI. In analyzing the value of MITI, First Boston utilized three principal methodologies: (1) discounted cash flow analysis, (2) comparable company analysis, and (3) comparable transaction analysis. First Boston attributed more weight to the discounted cash flow analysis than the other two analyses in connection with the valuation of MITI. Because MITI's assets are principally investments in joint ventures, First Boston's analysis focused on the value of those ventures. While management's projections for MITI treat the ventures as equity investments and consolidate the

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performance of the ventures using the equity method for accounting purposes, the aggregation of MITI's pro rata share of the enterprise values and equity values for each joint venture, less consolidated unallocated net debt of the ventures, was the basis upon which First Boston valued MITI.

    For each of the three methodologies employed, First Boston categorized MITI's ventures into three groups: Operational ventures include those currently offering service to customers; Pre-operational ventures include ventures under construction and expected to be offering service in the coming six to nine months; Prospective ventures include those in an early stage of development.

    Discounted Cash Flow Analysis

    First Boston performed a discounted cash flow analysis of the projected unlevered free cash flows of each of MITI's ventures for the projected years 1995 through 1999 based upon certain operating and financial assumptions, forecasts and other information provided by management. First Boston applied discount rates of 20% to 23% and determined terminal values utilizing both multiples of terminal year EBITDA (6x--7x) as well as perpetual growth rates (5%--9%) applied to year 5 unlevered free cash flow. MITI's terminal value represented 70%--80% of the Operational ventures' enterprise value and all of the enterprise value from the Pre-operational and Prospective ventures. Operational ventures, however, account for approximately 80% of MITI's equity value on average. In summary the discounted cash flow analysis resulted in a consolidated intrinsic enterprise valuation range of $223 million to $273 million, implying an equity value (after deducting consolidated net debt) of approximately $163 million to $213 million.

    Comparable Company Analysis

    First Boston reviewed and compared certain actual and estimated financial, operating and stock market information of selected companies in the five different segments where MITI's joint ventures serve customers currently or intend to do so in the future. These businesses are wireless cable television, radio broadcasting, radio paging, fixed-wireless telephony, and international long distance telephony.

    In establishing the values of MITI's joint ventures in the wireless cable television sector, First Boston assessed the public market trading valuation multiples of: American Telecasting Inc., Cablemaxx Inc., Heartland Wireless Communications Inc., and People's Choice TV Corporation. Publicly traded wireless cable companies remain in an early development stage and, as such, First Boston utilized the median multiple of projected 1995 revenues of the peer group (i.e., 4.5x) and applied these to the projected 1995 (or present value of 1996 and 1999) revenues of MITI's wireless cable television ventures in order to develop an enterprise value for each venture.

    In establishing the values of MITI's joint ventures in the radio paging sector, First Boston considered the public market trading values of: American Paging, A+ Communications, Arch Communications Group, Metrocall Inc., MTEL, Page America Group, Paging Network, ProNet and USA Mobile Communications. First Boston utilized the median multiples typically applied in public market valuations of companies in this sector in arriving at values for MITI's paging ventures, namely multiples of 2.5x projected 1995 revenues and 10.0x projected operating cash flow and applied the respective multiples to the projected 1995 (or present value of 1996 and 1999) operating cash flow of MITI's radio paging ventures in order to develop an enterprise value for each venture.

    In establishing the values of MITI's joint ventures in the radio broadcasting sector, First Boston assessed the public market trading valuation multiples of: Clear Channel Communications, Infinity Broadcasting, Saga Communications, Evergreen Media, EZ Communications, Broadcasting Partners, SFX Broadcasting, Jacor Communications, Emmis Broadcasting, Heftel Broadcasting, and Paxson Communications. First Boston utilized the median multiple of projected 1995 operating cash flow of the peer group (i.e., 8.5x) and the median multiple of projected 1995 revenues of the peer group (i.e., 3.0x) and applied it to the projected 1995 (or present value of 1996 and 1999) operating cash flow and

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revenues, respectively, of MITI's radio broadcasting ventures in order to develop an enterprise value for each venture.

    In establishing the values of MITI's joint ventures in the fixed-wireless telephony sector, First Boston assessed the public market trading valuation multiples of companies engaged in providing local loop telephone services. Since MITI's ventures are typically on a municipal or sub-regional scale, First Boston focused on the following companies which offer local loop (wired and wireless) services: ALLTEL, Century Telephone Enterprises, Cincinnati Bell, C-TEC, Lincoln Telecommunications, Frontier Corporation (formerly RochesterTel), Southern New England Telecommunications, Telephone & Data Systems, and Pacific Telecom. First Boston utilized the median multiple of projected 1995 revenues of the peer group (i.e., 2.0x) and applied it to the projected 1995 (or present value of 1996 and 1999) revenues of MITI's fixed-wireless telephony ventures in order to develop an enterprise value for each venture.

    In establishing the values of MITI's joint ventures in the international long distance telephony sector (Geocom), First Boston assessed the public market trading values of companies engaged in long distance services in Russia including: Petersburg Long Distance and Rostelcom. First Boston utilized the median multiple of projected 1995 revenues of the peer group (i.e., 3.0x) and the median multiple of projected 1995 operating cash flow of the peer group (i.e. 5.0x) and applied it to the projected 1995 (or present value of 1996 and 1999), operating cash flow of the Geocom venture in order to derive an enterprise value for the venture.

    The comparable company analysis resulted in a MITI reference enterprise valuation range of $225 million to $240 million and an equity valuation range of $165 million to $180 million.

    Comparable Transaction Analysis

    Utilizing publicly available information, First Boston evaluated a series of transactions involving companies in the wireless cable television, radio broadcasting, radio paging, fixed-wireless telephony, and international long distance telephony sectors by considering the prices paid for the target companies and the implied multiples of historical revenues, operating cash flow, operating income and net income, and units in service (subscribers). First Boston's comparable transaction analysis determined the potential intrinsic enterprise value of each venture by multiplying the appropriate multiples for each respective industry sector by MITI's relevant operating statistics in order to derive an enterprise value for each venture.

    Recent transactions considered in determining appropriate valuation multiples for the wireless cable industry included: Microband Wireless Cable / CAI Wireless Systems, Peoples Cable / American Telecasting, Antenna Vision / American Telecasting, Microband Wireless Cable / HB Communications, Freson Wireless Cable / American Telecasting, MetroTen & MetSat / ACS Enterprises, Family Entertainment Network and Wireless Entertainment Network / American Telecasting. The relevant median valuation statistics for the peer group were 5.5x sales for the last twelve months and $1,700 per subscriber.

    Recent transactions considered in determining appropriate multiples for the radio paging industry included numerous transactions which are currently pending regulatory approval but which are expected to close including: PageAmerica (Florida & California systems) / Paging Network, Dial-A-Page / Teletouch Communications, Dial Page (paging operations) / MobileMedia Communications, International Paging Corp. / ProNet, Beepers Plus / Teletouch Communications, Beta Tele-Page / Arch Communications, Data Transmission / Arch Communications, SNET Paging / Paging Network, PCI / USA Mobile, Metropolitan Houston Paging / ProNet, Carrier Paging / ProNet, SigNet Paging / ProNet, Beeper Company of America / Arch Communications, Groom Enterprises / Arch Communications, United States Paging Corp. / MTEL, Skytel Corp. / MTEL, Becker Beeper / Arch Communications, ComTech / Paging Network, All City Paging / ProNet, Premier Page / USA Mobile, All City

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Paging / Metrocall, FirstPAGE / Metrocall, Chicago Communications Services /
ProNet and Radio Call Company / ProNet. The relevant median valuation multiple for the peer group was 9.5x operating cash flow for the last twelve months.

    Recent transactions considered in determining appropriate multiples for the radio broadcasting industry included: WXRT, WSCR / Group W Radio, Trumper Communications (KKCW) / Citicasters, BPI Communications / Evergreen Media, Sconnix Broadcasting (KFKF) and Noble Broadcasting (KBEQ) / EZ Communications, Alta Gulf (WGUL) / Citicasters, US Radio (KKZR) / Salem Communications, Albimar Communications (WKYS) / Radio One, Noble Broadcasting (KMJQ, KYOR) / Clear Channel, TK Communications (KLUV) / Infinity Broadcasting, EZ Communications
(WTPX) / New Age Broadcasting. The relevant median valuation multiple for the peer group was 10.5x operating cash flow for the last twelve months.

    Recent transactions considered in determining appropriate multiples for the telephony ventures included transactions involving the sale of long distance and fixed local access lines on a local or regional scale including: US WEST / Pacific Telecom, ALLTEL / Citizens Utilities, Alascom (Pacific Telecom) / AT&T and IDB Communications / LDDS Metromedia. The relevant median valuation multiple for the peer group was 2.0x sales for the last twelve months.

    The comparable transaction analysis resulted in an enterprise valuation range of $250 million to $280 million and an equity valuation range of $190 million of $220 million for MITI's stake in the respective ventures.

  MITI

    General. GKM was retained by MITI to render an opinion to the Board of Directors of MITI as to the fairness, from a financial point of view, to the MITI Stockholders of the consideration to be received by the MITI Stockholders in the MITI Merger.

    On April 12, 1995, GKM delivered its oral opinion (the "GKM Opinion") to the Board of Directors of MITI to the effect that, as of April 12, 1995, based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the MITI Stockholders in the MITI Merger is fair to the holders of MITI Common Stock from a financial point of view. GKM subsequently confirmed the GKM Opinion by delivery of its written opinion dated the date of this Joint Proxy Statement/Prospectus (the "GKM Proxy Opinion"). In arriving at the GKM Proxy Opinion, GKM updated, to the extent it deemed necessary, the analyses used to render the GKM Opinion, which analyses are more fully described below.

    A COPY OF THE GKM PROXY OPINION DATED THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH INCLUDES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX D. MITI STOCKHOLDERS ARE URGED TO READ THE GKM PROXY OPINION IN ITS ENTIRETY. THE GKM PROXY OPINION IS DIRECTED ONLY AS TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE MITI COMMON STOCK IN THE MITI MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MITI STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE. IN RENDERING ITS OPINION, GKM HAS ASSUMED, AS INSTRUCTED BY MITI, THAT THE AGGREGATE VALUE OF CONSIDERATION TO BE RECEIVED BY THE MITI STOCKHOLDERS PURSUANT TO THE MITI MERGER IS $100 MILLION. GKM'S ASSUMPTION WITH RESPECT TO THE VALUE OF THE CONSIDERATION IS BASED ON THE FORMULA SET FORTH IN THE MERGER AGREEMENT WHICH PROVIDES THAT THE MITI EXCHANGE RATIO WILL VARY BASED ON THE ACTAVA AVERAGE CLOSING PRICE OF THE COMMON STOCK SUCH THAT THE AGGREGATE MARKET VALUE OF THE COMMON STOCK TO BE ISSUED TO THE MITI STOCKHOLDERS IN CONNECTION WITH THE MITI MERGER SHALL BE NOT LESS THAN $100 MILLION. THE SUMMARY OF GKM'S OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE GKM PROXY OPINION.

    In arriving at its opinion, GKM, among other things: (i) reviewed certain internal business, operating and financial information, including financial forecasts, furnished to GKM by MITI, (ii) discussed the past and current operations and financial condition and the prospects of MITI with members of senior management of MITI, (iii) compared the financial performance of MITI with that of certain comparable publicly traded companies, (iv) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions, (v) reviewed the Merger Agreement, drafts of the Joint Proxy Statement/Prospectus, certain other documents related to the Mergers and MITI's arrangements with its joint venture partners and (vi) conducted such other analyses, performed such other investigations and considered such other matters as GKM deemed necessary to arrive at its opinion, including, but not limited to, GKM's assessment of general economic, market and monetary conditions in the United States and, in particular, in those foreign countries in which MITI operates, in light of the political, economic and social risks associated with foreign investments.

    In addition, GKM relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information supplied or otherwise made available to it by MITI and relied upon the assurances of the management of MITI that all financial information and financial forecasts provided to GKM by MITI were reasonably prepared on a basis which reflected the best currently available estimates and judgment of the management of MITI as to the financial performance and expected future operating and financial performance of MITI. GKM did not independently verify such information or assumptions, conduct a physical inspection of the properties or facilities of MITI or undertake an independent appraisal or evaluation of the assets or liabilities of MITI. As instructed by MITI, GKM did not independently investigate or value Actava, Orion, Sterling, any of the surviving corporations of the Mergers, the consideration to be received by the MITI Stockholders in the MITI Merger or the Common Stock, and express no opinion concerning the values thereof. GKM was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of MITI. GKM expressed no opinion as to what the value of Common Stock actually will be when issued to MITI Stockholders pursuant to the MITI Merger or the price at which the Common Stock will trade at any time in the future.

    The GKM Proxy Opinion does not present a discussion of the relative merits of the MITI Merger as compared to any other business plan or opportunity that might be presented to MITI, or the effect of any other arrangement in which MITI might engage.

    In arriving at the GKM Opinion and making its presentation to the Board of Directors of MITI at the meeting held on April 12, 1995, GKM considered and discussed certain financial analyses and other factors, including, but not limited to: (i) comparable public company analysis, (ii) selected comparable transaction analysis, and (iii) discounted cash flow analysis. MITI's assets are principally investments in joint ventures, consequently, MITI's pro-rata share of the enterprise values for each joint venture, less consolidated net debt of the ventures, was the basis upon which GKM valued MITI. For each of the methodologies employed, upon consultation with MITI senior management, GKM categorized MITI's ventures into three groups: (i) operating ventures, which include those currently providing service to customers, (ii) pre-operating ventures, which include those with required licenses and joint venture partners, which ventures expect to provide service to customers in the next twelve months, and (iii) prospective ventures, which include those in the early stages of development which still need to obtain required licenses and/or reach agreement with a joint venture partner.

    In connection with its presentation, GKM performed a variety of financial and comparative analyses, the material portions of which are summarized below.

    Comparable Public Company Analysis. GKM reviewed and compared certain actual and estimated financial and operating information of selected companies in the five different industry segments in which MITI operates or plans to operate: wireless cable, radio paging, radio broadcasting, international long distance telephony, and fixed wireless telephony.

    In calculating a range of values of MITI's wireless cable ventures, GKM compared certain publicly available information of: ACS Enterprises, Inc., American Telecasting Inc., CAI Wireless Systems, Inc., Cablemaxx Inc., Heartland Wireless Communications Inc., People's Choice TV Corp. and Preferred Entertainment Inc. (the "Wireless Cable Comparables"). Given that the industry is still in its early development stage, GKM applied the median ratio of the Wireless Cable Comparables' enterprise value (defined to be the market value of common stock plus the liquidation value of preferred stock plus total debt and minority interests less cash, cash equivalents and marketable securities) to last twelve months ("LTM") revenues and projected 1995 revenues to LTM revenues and projected 1995 revenues (or the present value of 1996 revenues) of MITI's wireless cable ventures. For the Wireless Cable Comparables, the median enterprise value to LTM revenues multiple was 23.2x and the median enterprise value to projected 1995 revenues multiple was 9.9x.

    GKM also compared the per POP value of the Wireless Cable Comparables with that of MITI. "Per POP value" is defined as a quotient where the dividend (X) is
(A) the "adjusted enterprise value" (defined to be equity market capitalization plus net debt adjusted for unbuilt headends and non-utilized wireless cable channel rights for non-operating markets) minus (B) the value of existing subscribers ("Existing Subscriber Value," defined as (a) the number of existing subscribers at the time of the acquisition multiplied by (b) the theoretical purchase price of $1,500 per subscriber), and the divisor (Y) is the number of Net Line-of-Sight Households purchased (which term shall be defined as (i) the gross number of households purchased minus (ii) the number of subscribers at the time of the acquisition divided by 20% (to account for a maximum penetration rate of 20% for wireless cable services)). The median per POP value for the Wireless Cable Comparables was $25.92.

    In calculating a range of values for MITI's radio paging ventures, GKM compared certain publicly available information of: A+ Communications Inc., American Paging Inc., Arch Communications Group, Metrocall Inc., Mobile Telecommunications Technologies, Page America Group, Paging Partners Corp., Paging Network Inc., ProNet Inc., and USA Communications Holdings (the "Paging Comparables"). GKM applied the median ratio of the Paging Comparables' enterprise value to LTM revenues, projected 1995 revenues, projected 1995 EBITDA, and the Paging Comparables' enterprise value per subscriber to LTM revenues, projected 1995 revenues (or present value of 1996 revenues), projected 1995 EBITDA, and current and projected subscriber levels, respectively, of MITI's radio paging ventures. For the Paging Comparables, the median enterprise value to LTM revenues multiple was 3.8x, the median enterprise value to projected 1995 revenues multiple was 2.3x, the median enterprise value to projected 1995 EBITDA multiple was 9.6x, and the median enterprise value per subscriber was approximately $359.

    In calculating a range of values for MITI's radio broadcasting ventures, GKM compared publicly available information of: Broadcasting Partners, Clear Channel Communications, Emmis Broadcasting Corp., Evergreen Media Corp., EZ Communications Inc., Heftel Broadcasting, Infinity Broadcasting, Jacor Communications, Paxon Communications Corp., Saga Communications, and SFX Broadcasting Inc. (the "Radio Comparables"). GKM applied the median ratio of the Radio Comparables' enterprise value to LTM revenues, projected 1995 revenues, LTM EBITDA and projected 1995 EBITDA to LTM revenues, projected 1995 revenues (or present value of 1996 revenues), LTM EBITDA and projected 1995 EBITDA, respectively, of MITI's radio broadcasting ventures. For the Radio Comparables, the median enterprise value to LTM revenues multiple was 4.6x, the median enterprise value to projected 1995 revenues multiple was 3.7x, the median enterprise value to LTM EBITDA multiple was 16.0x and the median enterprise value to projected 1995 EBITDA multiple was 13.5x.

    In calculating a range of values for MITI's international long distance telephony venture, GKM compared publicly available information of Petersburg Long Distance Inc. ("Petersburg"). GKM applied Petersburg's enterprise value to LTM revenues, projected 1995 revenues, LTM EBITDA and projected 1995 EBITDA to LTM revenues, projected 1995 revenues (or present value of 1996 revenues), LTM EBITDA and projected 1995 EBITDA of MITI's international long distance telephony venture. Petersburg's enterprise value to LTM revenues multiple was 18.2x, enterprise value to projected 1995 revenues multiple was 5.2x, and all other ratios examined were negative and therefore not meaningful.

    In calculating a range of values for MITI's fixed-wireless telephony ventures, GKM compared publicly available information of: Alltel Corp., C-Tec Corp., Century Telephone Enterprises, Cincinnati Bell Inc., Frontier Corp., Lincoln Telecommunications, Pacific Telecom Inc., Southern New England Telecommunications, and Telephone Data Systems (the "Telephony Comparables"). GKM applied the median ratio of the Telephony Comparables' enterprise value to LTM revenues, projected 1995 revenues, LTM EBITDA and projected 1995 EBITDA to LTM revenues, projected 1995 revenues (or present value of 1996 revenues), LTM EBITDA and projected 1995 EBITDA of MITI's fixed-wireless telephony ventures. For the Telephony Comparables, the median enterprise value to LTM revenues multiple was 2.3x, the median enterprise value to projected 1995 revenues multiple was 2.1x, the median enterprise value to LTM EBITDA multiple was 9.4x and the median enterprise value to projected 1995 EBITDA multiple was 8.1x.

    The comparable public company analysis implied an equity valuation reference range for MITI of approximately $36 million to $150 million.

    Selected Comparable Transaction Analysis. GKM reviewed certain publicly available information from a series of transactions in the wireless cable, radio broadcasting, radio paging, international long distance telephony and fixed-wireless telephony sectors. In reviewing these transactions GKM considered the prices paid for the target companies and the implied multiples of historical sales, operating income and net income, except in the wireless cable sector where GKM considered the price paid per POP for the targeted properties. Additionally, in the radio paging sector, GKM examined the values paid per subscriber in the various transactions.

    GKM compared the "per POP value" of comparable precedent transactions in the wireless cable industry, where per POP value is defined as a quotient where the dividend (X) is (A) the "adjusted aggregate purchase price" (defined to be the total acquisition consideration in the form of cash, securities and the assumption of existing debt adjusted for unbuilt headends and non-utilized wireless cable channel rights for non-operating markets) minus (B) the Existing Subscriber Value, and the divisor (Y) is the number of Net Line-of-Sight Households purchased.

    In determining the appropriate per POP values for the wireless cable industry, GKM considered 20 transactions, some of which are currently pending, but which are expected to close. These transactions include: CAI Wireless Systems, Inc./ACS Enterprises, Inc., CAI Wireless Systems, Inc./Microband Companies Inc., American Telecasting Inc./Multimedia Cablevision, CC Rural Acquisition/Rural Vision South and Rural Vision Central Inc., People's Choice TV Corp./Preferred Entertainment Inc., American Telecasting Inc./Central Vision Inc., ACS Enterprises, Inc./Valley Wireless Cable and Wireless Holdings Inc./Gulf American Cable Group (the "Wireless Cable Transactions"). The median per POP value for the Wireless Cable Transactions was $22.70.

    In determining the appropriate valuation multiples for the radio broadcasting industry, GKM considered 20 transactions, some of which are currently pending, but which are expected to close. These transactions included:
WIBC-AM, WKLR-FM (Horizon)/Emmis Broadcasting, Chiltern Radio P.L.C./G.W.R. Group P.L.C., Wesgo/Sunshine Broadcasting, Heftel Broadcasting/Grupo Radio Centro SA, Austero/Associated Newspapers Ltd., Broadcasting Partners/Evergreen Media Corp., Telemundo Group/Nugget Partners, and SFX Broadcasting/Chancellor Holdings Corp. (the "Radio Transactions"). For the Radio Transactions, the median "transaction value" (defined to be the offer price per share multiplied by the sum of the number of shares outstanding and the number of exercisable options outstanding plus the liquidation value of preferred stock plus total debt and minority interests less cash, cash equivalents and proceeds received upon exercise of options) to LTM revenues multiple was 2.4x, the median transaction value to LTM operating income multiple was 11.8x and the median transaction value to LTM net income multiple was 33.3x.

    In determining the appropriate valuation multiples for the radio paging industry, GKM considered 23 transactions, some of which are currently pending, but which are expected to close. These transactions included: Page America/Paging Network, Dial-A-Page/Teletouch Communications, Dial-Page/MobileMedia, International Paging Corp./Paging Network, Beta Telepage/Arch Communications, Data Transmission Inc./Arch Communications, Professional Paging and Radio Inc./Arch Communications, PCI/USA Mobile Communications, and SNET Paging/Paging Network (the "Paging Transactions"). For the Paging Transactions, the median transaction value to LTM revenues multiple was 2.2x, the median transaction value per subscriber was approximately $380 and the median transaction value to LTM operating income multiple and LTM net income multiple were not available.

    In determining the appropriate valuation multiples for the fixed wireless telephony industry, GKM considered 3 transactions, some of which are currently pending, but which are expected to close. These transactions are: Avante-Garde Telecommunications/WinStar Communications, FiberNet of Cincinnati/Intermedia Communications, and Mtel Digital Services/Intelcom Group (the "Telephony Transactions"). For the Telephony Transactions, the transaction value to LTM revenues, LTM operating income and LTM net income multiples were not available.

    In determining the appropriate valuation of multiples for the long distance telephony industry, GKM considered 8 transactions, some of which are currently pending, but which are expected to close. These transactions include: Long Distance Network/SA Holdings, People's Telephone/IDB Communications, IDB Communications/LDDS Communications, WCT Communications/Rochester Telephone, Empresas Nacional de Telecom/Samsung Electronics and Telefonos de Mexico S.A./Grupo Carso SA (the "Long Distance Telephony Transactions"). For the Long Distance Telephony Transactions, the median transaction value to LTM revenues multiple was 1.6x, the median transaction value to LTM operating income multiple was 7.0x and the median transaction value to LTM net income multiple was 16.7x.

    The selected comparable transaction analysis implied an equity valuation reference range for MITI of approximately $46 million to $64 million.

    Discounted Cash Flow Analysis. GKM performed a discounted cash flow analysis of each of MITI's ventures for the projected years 1995 through 1999 based upon certain operating and financial assumptions, financial projections and other information provided by management. Utilizing these projections, GKM calculated a range of implied values based upon the discounted net present value of the sum of (i) the projected stream of unlevered free cash flows to the year 1999, and
(ii) the projected terminal value of MITI at such year based upon (a) a range of multiples of projected EBITDA in 1999, and (b) perpetual growth rates applied to 1999 unlevered free cash flow, less (iii) net debt (debt less cash & cash equivalents). In addition, GKM's experience in accessing capital for private and publicly held wireless cable companies, combined with the economic and political risks inherent in investing in countries that were formerly part of, or dominated by, the Soviet Union, resulted in relatively high cost of capital assumptions (ranging from 30% to 45%) in the discounted cash flow analysis. Furthermore, GKM applied several multiples of EBITDA (ranging from 5.0x to 6.0x) and perpetual growth rates (ranging from 5% to 9%).

    This methodology implied an equity valuation reference range for MITI of approximately $64 million to $200 million.

    Summary. In arriving at its opinion, GKM performed a variety of financial analyses, the material portions of which are summarized above. The foregoing, however, does not purport to be a complete description of the analyses performed by GKM. Although the comparable public company, selected comparable transaction and discounted cash flow analyses imply equity valuation reference ranges of approximately $36 million to $200 million for MITI, GKM believes that its analyses must be considered as a whole and that selecting portions of its analyses, or portions of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying the analyses set forth in its opinion.

    The matters considered by GKM in arriving at its opinion that, as of the date of such opinion, the consideration to be received by the MITI Stockholders in the MITI Merger is fair to the holders of MITI Common Stock from a financial point of view, are based on numerous macroeconomic, operating and financial assumptions, with respect to industry performance, general business and economic conditions and other matters, many of which are beyond MITI's control. In particular, the volatility of the valuation ranges derived from the methodologies discussed herein result from the economic, regulatory and political risks and uncertainties inherent in both the business sectors and countries in which MITI operates. GKM considered that these risks and uncertainties could have a negative impact on the value of the MITI Common Stock. GKM did not, however, quantify such negative impact. GKM also considered that the MITI Common Stock is privately held, that MITI has a majority stockholder and that such facts could have a further negative impact on the value of the remaining outstanding shares of MITI Common Stock.

    Any estimates incorporated in the analyses performed by GKM are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. No public company utilized as a comparison is identical to MITI or the business segments for which a comparison is being made and none of the acquisition comparables or other business combinations utilized as comparison is identical to the MITI Merger. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable company or companies to which they are being compared.

    The Board of Directors of MITI selected GKM to render a fairness opinion because of GKM's substantial experience in wireless communications transactions and because GKM has had prior discussions with MITI about financing opportunities and was familiar with MITI's business. GKM provided investment banking services to the bondholders of Orion in 1990 and 1991, for which it received customary compensation. An executive officer of GKM was employed by an affiliate of MITI for two years ending in 1990. As part of its investment banking business, GKM is continually engaged in the valuation of businesses and their securities in connection with: (i) mergers and acquisitions, (ii) negotiated underwritings, (iii) secondary distributions of listed and over-the-counter securities, (iv) private placements and (v) valuations for corporate and other purposes.

    Miscellaneous. MITI has agreed to pay GKM a retainer fee of $25,000, $150,000 for delivery of the GKM Opinion and an additional fee of $25,000 for the GKM Proxy Opinion and any additional or updated opinion (whether oral and/or written, as requested by MITI). MITI has also agreed to reimburse GKM for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify GKM and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

    In the ordinary course of its business, GKM may actively trade the securities of the Orion, Actava, Sterling or MITI for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Sterling

    General. On April 11, 1995 Houlihan Lokey delivered its oral opinion to the Board of Directors of Sterling to the effect that, as of such date, and based upon the investigations, premises, provisos and analyses set forth in such opinion, the value of the consideration to be paid to the Sterling Stockholders in the Sterling Merger is fair, on an absolute basis, from a financial point of view to the Sterling Stockholders.

    The full text of Houlihan Lokey's opinion, dated the date of this Joint Proxy Statement/Prospectus is attached as Appendix E to this Joint Proxy Statement/Prospectus. Sterling Stockholders are urged to read the opinion in its entirety for the assumptions made, matters considered and limits of the review undertaken by Houlihan Lokey. Houlihan Lokey's opinion is directed only to the fairness from a financial point of view and does not constitute a recommendation to any stockholder of Sterling as to how such stockholder should vote such stockholders' shares of Sterling Common Stock. The summary of the opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

    In arriving at its opinion, Houlihan Lokey (i) had discussions with certain members of the senior management of Sterling regarding the operations, financial condition, future prospects and projected operations and performance of Sterling; (ii) reviewed forecasts and projections prepared by Orion, Actava, MITI and Sterling management; (iii) reviewed the historical market prices and trading volume for Orion's and Actava's publicly traded securities; (iv) reviewed certain other publicly available financial data for certain companies that it deemed comparable to Orion, Actava, MITI and Sterling; (v) reviewed copies of the Merger Agreement and a draft dated April 6, 1994 of this Joint Proxy Statement/Prospectus; and (vi) conducted such other studies, analyses and inquiries as it deemed appropriate.

    Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Orion, Actava, MITI and Sterling. In addition, Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Orion, Actava, MITI and Sterling and did not assume any responsibility with respect to it. In connection with its review, Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties or assets of Orion, Actava, MITI and Sterling.

    In arriving at its opinion, Houlihan Lokey also made the following key assumptions:

       1) It assumed that the market price of Orion of $191,380,000 (based upon its 20-day average closing price as of September 20, 1995) is a reasonable estimate for its fair market value as of that date;

       2) It assumed that the market price of Actava of $287,454,000 (based upon its 20-day average closing price as of September 20, 1995) is a reasonable estimate for its fair market value as of that date;

       3) It assumed that the fair market value of MITI is reasonably stated by the amount implied by its share exchange ratio of $100,000,000;

       4) It assumed that the minimum stated value of Sterling for purposes of calculating the Sterling Exchange Ratio with respect to the Mergers is $6,000,000; and

       5) It assumed that the refinancing of the Orion debt will not have a negative impact on the public stockholders of Sterling.

    In arriving at its opinion that the consideration to be paid to the Sterling Stockholders in the Sterling Merger is fair from a financial point of view to the Sterling Stockholders, Houlihan Lokey conducted various analyses supporting a valuation of Sterling and then compared that valuation to the consideration being received by the Sterling Stockholders in the Sterling Merger. In arriving at its opinion, Houlihan Lokey determined the relative values on a marketable minority interest basis, that is the value to a minority stockholder (a stockholder owning less than 50 percent of all of the issued and outstanding shares of the entity being valued) without applying a discount for illiquidity.

    In the analysis of Sterling, Houlihan Lokey took into account the income- and cash-generating capability of Sterling. Typically, an investor contemplating an investment in companies with income-and cash-generating capability similar to Sterling would evaluate the risks and returns of his investment on a going-concern basis. Accordingly, the value of Sterling was analyzed primarily on the basis of a market multiple analysis and a discounted cash flow analysis. Both the market multiple analysis and the discounted cash flow analysis yield indications of value for the total invested capital ("TIC") of the business. The value of interest-bearing debt (which for Sterling is $495,000) must be subtracted from TIC to yield the value of the equity.

    Market Multiple Analysis. The fundamental concept underlying the market multiple analysis is that an investor should earn a fair and reasonable return on the investment at the concluded value. Market multiples applied to various earnings or revenues levels should reflect all risks of ownership and the associated risks of realizing income generated by the company. To assist in the selection of market multiples to apply to Sterling's earnings and revenues, similar investment opportunities were analyzed in terms of market price and the current levels of earnings before interest and taxes ("EBIT") and revenues, and were compared with Sterling on the basis of investment risk. In the case of businesses such as Sterling, similar investment opportunities can usually be found in the national securities markets or the over-the-counter market. Firms engaged in the same or similar businesses, whose securities are actively traded, were selected for comparative purposes, and their price/EBIT and price/revenue ratios, or market multiples, were used as a guide in selecting the appropriate market multiples for Sterling.

    A risk analysis compared the companies in terms of size, diversity of operations, products and services, financial strength, profitability, growth and other factors recognized as key indicators of risk. It is advantageous to obtain a representative list of publicly traded companies that are similar to Sterling in those respects carrying the greatest weight with the investing public. However, from an investment standpoint, companies may be quite similar, even though engaged in a rather broad variety of operations. Primarily, they should offer financial and economic similarity in the areas of major importance to the investing public and offer relatively the same degree of investment risk.

    Houlihan Lokey's search for such companies included a review of various research information published by Standard & Poor's Corporation, which contain pertinent financial and operating information on actively traded public companies. Four basic criteria were used in selecting comparable companies.

        1. The company had to be engaged in the film distribution business;

        2. The common stock had to be outstanding in the hands of the public;

        3. The trading market of the company had to be relatively active in order to obtain true investor sentiment; and

        4. The company had to make its financial information public.

    Houlihan Lokey selected the following 8 companies for comparison purposes:

Cinergi Pictures Entertainment             Goldwyn (Samuel) Co.
Kings Road Entertainment                   Savoy Pictures Entertainment Inc.
Prism Entertainment Corp.                  Trimark Holdings Inc.
Producers Entertainment Group Ltd.         Unapix Entertainment Inc.

    Market multiples for the comparative companies were computed by dividing the mean stock price for a 20 day period most recent to the valuation date added to the interest-bearing debt by the companies' EBIT and revenues for the latest twelve months ending prior to the valuation date.

    Based on Houlihan Lokey's analysis of Sterling relative to the group of comparable public companies, it is Houlihan Lokey's opinion that the appropriate market multiples to be applied to Sterling's representative EBIT and revenues are 10.0 times and .65 times, respectively. In deriving Sterling's representative EBIT, Houlihan Lokey used the 3-year average EBIT of Sterling consisting of fiscal 1994, the latest twelve-month period ended June 30, 1995 and projected fiscal 1996. Latest twelve-month revenues were considered to be representative. The calculations deriving the valuation indications from the market multiple analysis are presented below (000's omitted):

                                  REPRESENTATIVE                TOTAL INVESTED
APPROACH                              LEVEL         MULTIPLE       CAPITAL        DEBT     EQUITY
-------------------------------   --------------    --------    --------------    -----    ------
EBIT                                     600        x 10.0 =         6,000        495 =     5,505
Revenue                                8,800        x  .65 =         5,720        495 =     5,225

    Based upon the market multiple analysis and giving approximately equal weight to the two approaches, the fair market value of a 100 percent ownership position in Sterling, on a marketable minority interest basis, as of September 20, 1995, is $5,400,000 or $.48 per share based on 11,215,000 shares of common stock issued and outstanding.

    Discounted Cash Flow Analysis. The discounted cash flow analysis estimated the value of Sterling on the present worth of the projected net debt-free cash flows generated by the business and available (although not necessarily paid) to debt and equity holders. Net debt-free cash flow is defined as cash flow before interest expense less capital expenditures and working capital requirements. The sum of all discounted debt-free cash flows yielded an indication of total invested capital. Forecasts were provided by management with respect to Sterling for the fiscal years ended March 31, 1996 through 1999.

    The present values of the projected net debt-free cash flows provided by management were determined using risk-adjusted discount rates ranging from 12.5 percent to 14.5 percent based on the weighted average cost of capital ("WACC"). The WACC, in turn, was developed based on a weighted average of the estimated costs of borrowing for Sterling and the required rate of return on equity investments similar to Sterling (i.e., those of the selected comparable public companies).

    In valuing Sterling using the discounted cash flow analysis, a provision was made for the value of the business at the end of the forecast period, or terminal value, by the use of a Gordon Growth model. A Gordon Growth analysis values future cash flow streams through a mathematical expression for the present value of a cash flow stream growing at a constant rate and discounted at a constant rate. The discount rate employed in determining the terminal value was the same as that employed in present valuing the interim projected net debt-free cash flows. An annual growth rate of 4 percent to 6 percent was considered appropriate based on discussions with management and consideration of industry factors. The midpoint of the range of terminal value indications is approximately $7,100,000.

    The calculations used by Houlihan Lokey in deriving the marketable minority equity conclusion are presented below (000's omitted):

Terminal Value.....................................................    7,100
Present Value of Projected Net Debt-Free Cash Flows................   (1,200)
                                                                      ------
Total Invested Capital.............................................    5,900
Less Interest-Bearing Debt.........................................      495
                                                                      ------
Equity (rounded)...................................................    5,400

    Based upon the discounted cash flow analysis, the fair market value of a 100 percent ownership position in Sterling, on a marketable minority interest basis, as of September 20, 1995 is $5,400,000 or $.48 per share based on 11,215,000 common shares issued and outstanding.

    Houlihan Lokey is a nationally recognized specialty investment banking firm engaged in the valuation of businesses and their assets in connection with mergers and acquisitions and for other purposes. Houlihan Lokey was selected by the Board of Directors of Sterling who were seeking to select an investment banking firm with the requisite expertise to evaluate Sterling. After considering other investment banking firms, the Board of Directors of Sterling selected Houlihan Lokey because they felt that Houlihan Lokey was well qualified to provide an independent evaluation. Houlihan Lokey was paid a fee of $70,000 for its rendering of the fairness opinion.

INTERESTS OF AND BENEFITS TO THE METROMEDIA HOLDERS AND SENIOR EXECUTIVES OF ACTAVA AS A RESULT OF THE MERGERS

    In considering the recommendations of Orion's, Actava's, MITI's and Sterling's Board of Directors with respect to the transactions contemplated by the Merger Agreement, Orion Stockholders, Actava Stockholders, MITI Stockholders and Sterling Stockholders should be aware that certain members of Orion's management and its Board of Directors, Actava's management and its Board of Directors, MITI's management and its Board of Directors and Sterling's management and its Board of Directors have interests in the Mergers and the transactions contemplated thereby that are in addition to the interests of Orion Stockholders, Actava Stockholders, MITI Stockholders and Sterling Stockholders generally. Each of the members of Orion's, Actava's, MITI's and Sterling's Board of Directors, as the case may be, was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Control of Surviving Corporation by the Metromedia Holders

    As a result of the consummation of the Mergers, the Metromedia Holders, which currently control a majority of the outstanding common stock of each of Orion and MITI, will be the largest single stockholder of the Surviving Corporation.

    The following table illustrates the pre-Mergers and post-Mergers record equity ownership of the Metromedia Holders in Orion, MITI and the Surviving Corporation based on 20,000,000 shares of Orion Common Stock and 1,716,198 shares of MITI Common Stock outstanding as of September 20, 1995. Although the separate record ownership of shares of stock of each of the Metromedia Holders is set forth below, all such shares are benefically owned by John W. Kluge and Stuart Subotnick, the general partners of Metromedia. The table assumes that (i) the Determination Date occurred on September 20, 1995, (ii) all outstanding options to acquire shares of Common Stock are exercised, (iii) certain amounts owed by Orion and its affiliate to MetProductions and certain amounts owed by

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
MII to Met International as of September 20, 1995 are converted into Common Stock and (iv) there will be 43,600,000 shares of Common Stock outstanding following the consummation of the Mergers:

                                                                               SHARES OF COMMON
                                      SHARES OF ORION      SHARES OF MITI     STOCK OF SURVIVING
        METROMEDIA HOLDER               COMMON STOCK        COMMON STOCK         CORPORATION
----------------------------------   ------------------    ---------------    ------------------
Metromedia........................   7,195,325 (36.0%)           --           4,111,152 (9.4%)
John W. Kluge.....................   4,020,000 (20.1%)     55,556 (3.2%)      2,605,450 (6.0%)
Stuart Subotnick..................           --            41,667 (2.4%)      231,226 (.5%)
Met International.................           --            62,578 (3.6%)      2,257,453 (5.2%)
Met Telcell.......................           --            797,613 (46.6%)    4,426,050 (10.2%)
MetProductions....................           --                  --           866,669 (2.0%)
                                     ------------------    ---------------    ------------------
  Total...........................   11,215,325 (56.1%)    957,414 (55.8%)    14,498,000 (33.3%)
                                     ------------------    ---------------    ------------------
                                     ------------------    ---------------    ------------------

    In addition, Metromedia, as the majority stockholder of Orion and whose designees, together with a member of Orion's management, constitute a majority of the members of the Board of Directors of Orion, will, pursuant to the Merger Agreement, be entitled to designate, at the Effective Time, six of the ten members of the Surviving Corporation's Board of Directors. The size of the Surviving Corporation's Board of Directors is subject to downward adjustment under certain circumstances. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers." Certain officers of Metromedia currently also serve as officers and directors of Orion and MITI, including John W. Kluge and Stuart Subotnick, the general partners of Metromedia will serve as Chairman of the Board of Directors and Vice Chairman of the Board of Directors, respectively, of the Surviving Corporation.

  Metromedia Loans and Advances to Orion, MITI and Sterling

    Orion, MITI and Sterling and certain of their respective affiliates are currently party to a number of material contracts and other arrangements with Metromedia and certain affiliates of Metromedia pursuant to which Metromedia and certain of its affiliates have, among other things, made loans to, or paid obligations on behalf of, each of Orion, MITI and Sterling, some of which Metromedia financed through the use of the Actava-Metromedia Credit Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers."

    Certain of the amounts owed by Orion ($20,400,000), MITI ($34,076,000) and Sterling ($524,000) to Metromedia were financed by Metromedia through borrowings under the $55 million Actava-Metromedia Credit Agreement. At the Effective Time, Orion, MITI and Sterling will repay such amounts owed to Metromedia and Metromedia will immediately utilize such funds to repay Actava the amounts owed by Metromedia to Actava under the Actava-Metromedia Credit Agreement. Because at the Effective Time, Orion, Sterling and MITI will be part of the Surviving Corporation, there will be no net addition to the assets of the Surviving Corporation as a result of these transactions.

    In addition, Metromedia and Mr. Kluge have guaranteed certain amounts which Orion owes to the Banks and to Sony (the maximum exposure under the Bank Guarantee as of September 20, 1995 was $54.4 million, subject to reduction for payments made by Orion from September 20, 1995 until October 20, 1995). The Bank Guarantee requires that Metromedia and Mr. Kluge make payments to the Banks and Sony during October 1995 if Orion has not reduced to zero the amount of its outstanding debt to such parties. Because Orion has not satisfied its payment obligations to Sony and it anticipates that it will not satisfy its payment obligations to the Banks, Metromedia will be obligated to pay the remaining unpaid portion of the $54.4 million owed to the Banks and Sony during October 1995. Orion is required to reimburse Metromedia in full for all such payments made by Metromedia on Orion's

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
behalf. Accordingly, at the Effective Time, the Surviving Corporation would be obligated to repay Metromedia the amount of such guarantee payment paid by Metromedia to the Banks and Sony.

    Certain indebtedness owed by MII to an affiliate of Metromedia in the principal amount of approximately $19.6 million (as of September 20, 1995) will be refinanced or repaid in full or converted into Common Stock of the Surviving Corporation as provided in the Contribution Agreement. In addition, certain non-recourse financing provided by an affiliate of Metromedia to Orion and its affiliates (approximately $9.1 million at September 20, 1995) will either be refinanced or repaid in full or converted into Common Stock of the Surviving Corporation as provided in the Contribution Agreement. Pursuant to the Contribution Agreement, the amount of Common Stock into which such financing will be converted at the Effective Time is based on, in the case of the financing provided to Orion and its affiliates, the stock prices utilized in formulating the Orion Exchange Ratio, and in the case of the financing provided to MII, the stock prices utilized in formulating the MITI Exchange Ratio. If the entire amount of such financing ($29.4 including accrued interest million as of September 20, 1995) is converted into shares of Common Stock pursuant to such formulas, such conversion would have resulted in the issuance of an aggregate of 2,776,854 shares of Common Stock (with an aggregate market value of $52.1 million as of September 20, 1995). See "INFORMATION REGARDING ORION--Relationship with Metromedia;" "INFORMATION REGARDING MITI--Relationship with Metromedia;" "INFORMATION REGARDING STERLING-Metromedia Loan Agreement;" "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers" and "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Contribution Agreement."

  Approval by Orion Stockholders is Assured Due to Vote of Metromedia Holders

    The Metromedia Holders have indicated that they will vote all of their shares of Orion Common Stock and MITI Common Stock, as applicable, in favor of the Merger Agreement (if the Merger Agreement is approved by the requisite vote of each of the Actava Stockholders and Sterling Stockholders). Accordingly, if all such shares held by the Metromedia Holders are voted as anticipated, the vote will be sufficient to assure approval of the Merger Agreement by the Orion Stockholders.

  Employment Agreement with John D. Phillips

    Mr. Phillips and Actava are parties to an Employment Agreement dated as of April 19, 1994 (the "Phillips Employment Agreement") under which Actava agreed to employ Mr. Phillips as its President and Chief Executive Officer until December 31, 1996. Mr. Phillips will continue to serve as the President and Chief Executive Officer of the Surviving Corporation following the consummation of the Mergers pursuant to the terms of the Phillips Employment Agreement. The Phillips Employment Agreement provides that Mr. Phillips will be entitled to receive a base salary at an annual rate of $625,000 per year and will be entitled to participate in Actava's Senior Officer Bonus Plan and to receive other benefits provided by Actava to its senior corporate officers. Both Actava and Mr. Phillips have the right to terminate the Phillips Employment Agreement at any time. If Actava terminates the Phillips Employment Agreement without cause (as defined in the Phillips Employment Agreement), then Actava will be required to continue to pay Mr. Phillips' base salary and other benefits through December 31, 1996. If Actava terminates the Phillips Employment Agreement with cause or if Mr. Phillips terminates the Phillips Employment Agreement, then Mr. Phillips will be entitled to receive his base salary and other benefits only through the date of termination.

  Post-Employment Agreements with Walter M. Grant and Frederick B. Beilstein

    Actava has entered into Post-Employment Agreements with two of its senior executive officers, Frederick B. Beilstein, Senior Vice President and Chief Financial Officer, and Walter M. Grant, Senior Vice President and General Counsel. The Post-Employment Agreements provide that if an executive's

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
employment with Actava is terminated by Actava (other than a termination for cause) or if the executive's employment is terminated by the executive for "good reason," then Actava will retain the executive as a consultant for a period of two years following the date of termination of his employment. An executive may terminate his employment for "good reason" in the event of (i) a reduction in his base salary or benefits other than an across-the-board reduction involving similarly situated employees, (ii) the relocation of his full-time office to a location greater than 50 miles from Actava's current corporate office, or (iii) a reduction in his corporate title. The Post-Employment Agreements provide that Actava, in exchange for the executive's post-employment consulting services, will pay a monthly consulting fee to the executive in an amount equal to the executive's monthly base salary at the time of the termination of his employment. The Post-Employment Agreements also provide for the continuation of certain medical and other employee benefits during the two-year consulting period. In connection with its approval of the Mergers, the Board of Directors of Actava agreed that each of the two executive officers of Actava who has a Post-Employment Agreement will be permitted to terminate his employment with Actava and receive the payments and other benefits due under his Post-Employment Agreement if he does not desire to remain with the Surviving Corporation following the consummation of the Mergers. The maximum amounts payable under the Post-Employment Agreements (including Actava's share of the medical and other benefits to which each executive will be entitled) will be $559,973 for Mr. Beilstein and $485,851 for Mr. Grant. These amounts, however, will be reduced in the event that a terminated executive has "earned income" (as defined in the Post-Employment Agreements) during his two-year consulting period. The minimum amounts payable under the Post-Employment Agreements will be $275,000 for Mr. Beilstein and $237,500 for Mr. Grant.

MANAGEMENT AND OPERATIONS AFTER THE MERGERS

  Management

    Following consummation of the Mergers, the Surviving Corporation, renamed "Metromedia International Group, Inc.," will be operated by a three person Office of the Chairman consisting of the following management team: John W. Kluge, the current Chairman of the Board of Orion and MITI, as Chairman of the Board of the Surviving Corporation, Stuart Subotnick, the current Vice Chairman of the Board of Orion and MITI, as Vice Chairman of the Board of the Surviving Corporation, and John D. Phillips, the current President and Chief Executive Officer of Actava, as President and Chief Executive Officer. In addition, the Merger Agreement provides that as of the Effective Time the number of members of the Board of Directors of the Surviving Corporation will be fixed at ten persons to be designated prior to or at the Effective Time. Six of the ten directors are to be designated by Orion and the remaining four directors are to be designated by Actava. It is currently anticipated that Messrs. Kluge, Subotnick, Richard J. Sherwin, Arnold L. Wadler and Leonard White and Ms. Silvia Kessel will be designated by Orion to the Surviving Corporation's Board of Directors and that John D. Phillips, Carl E. Sanders, John P. Imlay, Jr. and Clark A. Johnson will be designated by Actava to the Surviving Corporation's Board of Directors.

    In addition, the Triton Stockholders Agreement generally provides that Triton is entitled to nominate two members of Actava's Board of Directors if it owns in excess of 20% of the outstanding Common Stock and to nominate one member of the Actava Board of Directors if it owns in excess of 10% but less than 20% of the outstanding Common Stock. Because Triton would own in excess of 10% of the Common Stock following consummation of the Mergers, the Board of Directors of the Surviving Corporation, in accordance with the terms of the Triton Stockholders Agreement, would be required to nominate one director designated by Triton to the Surviving Corporation's Board of Directors. Unless Triton waives compliance with that provision, it is currently anticipated that Triton will designate Richard Nevins, who is currently a member of the Board of Directors of Actava, to serve on the Board of Directors of the Surviving Corporation. In this event, the Board of Directors of the Surviving Corporation will consist of nine persons rather than ten persons as contemplated by the Merger

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
Agreement. The nine persons who will serve as directors under these circumstances will be (i) the six persons designated by Orion and named above,
(ii) Mr. Nevins, (iii) Mr. Phillips and (iv) either Mr. Sanders, Mr. Imlay or Mr. Johnson. If the nine persons referred to above are elected to the Board of Directors of the Surviving Corporation and if Triton, at any time prior to the time when the Surviving Corporation nominates directors for election at the Surviving Corporation's first annual meeting of stockholders after the Effective Time, loses or waives its right to nominate one director to the Surviving Corporation's Board of Directors, it is anticipated that the two directors designated by Actava who were not able to serve on the Surviving Corporation's Board of Directors at the Effective Time will then be appointed to the Surviving Corporation's Board of Directors.

    The Board of Directors of the Surviving Corporation will be divided into three classes. One class of directors will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1996, a second class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1997, and a third class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1998. Members of each class will hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Surviving Corporation, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting and will hold office for a three-year term.

    Certain biographical, share ownership and other pertinent information regarding the persons who will serve as a director or an executive officer of the Surviving Corporation is incorporated by reference herein from documents filed by Actava and Orion with the Commission pursuant to the Exchange Act and is included elsewhere in this Joint Proxy Statement/Prospectus. Such information regarding Messrs. Kluge, Subotnick, Wadler and White and Ms. Kessel can be found in Orion's Form 10-K/A Amendment No. 1 filed on June 28, 1995 amending Orion's Annual Report on Form 10-K for the fiscal year ended February 28, 1995 (File No. 1-5979). Such information regarding Messrs. Phillips, Sanders, Imlay, Johnson and Nevins can be found in Actava's Form 10-K/A Amendment No. 1 filed on April 28, 1995 amending Actava's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-5706). See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." For information regarding Mr. Sherwin, See "INFORMATION REGARDING MITI--Nominee to Surviving Corporation's Board of Directors."

  Operations--General

    The Surviving Corporation will combine the valuable entertainment and communications assets of Orion, MITI and Sterling with the financial resources of Actava to create a global entertainment, media and communications company. The Surviving Corporation will be better positioned to capitalize on the assets of Actava, Orion, MITI and Sterling than any of the individual companies on a stand-alone basis. For example, the Surviving Corporation will have the financial and operational resources to develop more fully MITI's wireless cable and communications businesses in the former Soviet Republics and Eastern Europe and other emerging markets and thereby capitalize on MITI's position as a leading provider of such services in these markets. MITI will also benefit from increased access to high quality programming from the combined Orion/Sterling film and television library. The Mergers will also enable New Orion to initiate the production and acquisition of new motion pictures financed by New Orion's revolving credit facility (under which a maximum of $50 million will be available for such purposes and for general working capital purposes) and other sources, which management of each of the companies believes will enhance the marketability and value of the combined Orion/Sterling film library and will enable the Surviving Corporation to utilize more effectively Orion's existing distribution infrastructure. The Surviving Corporation also should have greater access to capital markets and an enhanced ability to make strategic acquisitions of other companies whose businesses and/or assets complement those of the Surviving Corporation than any of the companies have individually. The

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
respective Boards of Directors of Orion, Actava, MITI and Sterling also believe that the Surviving Corporation will benefit from potential operating cost savings, including reductions in corporate overhead and distribution expenses and other cost savings resulting from the combination of the Orion and Sterling film and television libraries, and that the Mergers will create greater liquidity for the stockholders of the combined organizations. The amount of such costs savings has not been quantified by the respective companies but they do not anticipate that the amount of such cost savings will be material. Estimated fees and expenses of the Mergers are $6.5 million. For a description of the operations of Orion, see "INFORMATION REGARDING ORION--Business of Orion;" for a description of the operations of MITI, see "INFORMATION REGARDING MITI--Business of MITI;" and for a description of the operations of Sterling, see "INFORMATION REGARDING STERLING--Business of Sterling."

  Orion Refinancing

    Upon consummation of the Mergers, it is anticipated that the Surviving Corporation and its subsidiaries will enter into the financing arrangements in the amounts summarized below and described below under the heading "Financing Arrangements--Use of Proceeds by the Surviving Corporation to Refinance Existing Orion Indebtedness" to refinance the Orion Senior Indebtedness and Orion Subordinated Indebtedness.

                      SOURCE OF FUNDS
-----------------------------------------------------------

New Orion, as borrower from Chemical Bank, as agent........   $135.0 million

Surviving Corporation, as borrower from Chemical Bank......   $ 34.5 million

Actava's and Orion's cash on hand at Effective Time........   $41.4 million

Total......................................................   $210.9 million

                       USE OF FUNDS
-----------------------------------------------------------

Refinance existing Orion Senior Indebtedness and Orion
Subordinated Indebtedness, including debt issuance costs...   $210.9 million(1)

------------

(1) Assumes that the Effective Time occurred at September 20, 1995 and that all existing Orion indebtedness was repaid at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest at such date, except for Orion's 10% Subordinated Debentures due 2001 which were assumed to have been redeemed at 95% of their outstanding principal amount thereof. Orion anticipates that it will make certain net cash flow payments to the holders of Orion Senior Indebtedness and the Orion Subordinated Indebtedness prior to the Effective Time and accordingly, the aggregate amount of Orion's indebtedness at the Effective Time will change.

    In addition, it is anticipated that each of New Orion, New MITI and New Snapper will have available lines of credit which will be used as specified below, but will not be used to finance the operations of any other businesses of the Surviving Corporation or to refinance any existing indebtedness. New Orion will have a $50 million revolving line of credit available to fund its production, acquisition and distribution of motion pictures and for general working capital purposes. New MITI may have up to $29.9 million available to it, subject to certain conditions, to finance the construction, operation and management, through joint ventures, of wireless cable television operations in Eastern Europe and the former Soviet Republics. New Snapper will also have a revolving credit facility available to finance its operations and working capital needs.

  Operations--Strategic Plans for Surviving Corporation

    Actava is actively seeking to identify synergistic business combinations for Snapper and would ultimately like for Snapper to operate as, or as part of, a publicly held company in which Actava has an interest. Although Actava would prefer to own an interest in a publicly held Snapper, Actava is exploring other alternatives for Snapper, including a possible sale or joint venture or the continued

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
operation of Snapper as a division or subsidiary. Actava currently is not a party to any agreements with respect to any acquisitions or business combinations regarding Snapper nor does it have any immediate plans or agreements that would cause Snapper to become publicly owned. No assurances can be given that Actava in the future will engage in such a transaction or effect such a plan. See "INFORMATION REGARDING ACTAVA--Narrative Description of Business of Actava--Snapper Power Equipment Company."

    Management of Orion, Actava, Sterling and MITI believe that the Surviving Corporation will report significant operating losses for the fiscal years ended December 31, 1995 and December 31, 1996. The future profitability of the Surviving Corporation will depend upon the success of the Surviving Corporation's operations in the communications industry in Eastern Europe and other emerging markets and the motion picture industry, both of which are speculative and involve a high degree of risk. There can be no assurance that the businesses conducted by Orion, Actava, MITI and Sterling will be integrated successfully with each other.

    Following the refinancing of the existing Orion indebtedness described in detail below, the Surviving Corporation will be a highly leveraged company. As a result of the consummation of the Mergers and the refinancing described below, the Surviving Corporation would have a debt to equity ratio of 1.07 on a pro forma basis. It is anticipated that the Surviving Corporation's 1995 pro forma debt will require debt service payments of $20.4 million during the remainder of the fiscal year ending December 31, 1995 and that the Surviving Corporation will generate sufficient cash flow from operations or will otherwise have sufficient cash on hand to service the debt of the consolidated companies during the remainder of fiscal year 1995. Debt service payments required after December 31, 1995 by the Surviving Corporation will be substantial. For example, it is anticipated that the Surviving Corporation's 1996 pro forma debt will require debt service payments of approximately $98.9 million during the year ending December 31, 1996, excluding certain amounts payable in respect of New Snapper's revolving credit facility, which are subject to change.

    The Surviving Corporation anticipates that it will not generate sufficient cash flow from operations or have sufficient cash on hand to service its scheduled principal and interest payments during the fiscal year ended December 31, 1996, although it cannot at this point, quantify the amount of the shortfall. In order to meet this shortfall, the Surviving Corporation will attempt to extend the maturity of the $35.0 million MIG Credit Facility (as defined below) which is scheduled to mature on the first anniversary of the Effective Time, curtail certain of its operations and reduce its commitments, dispose certain non-strategic assets (as described below) and/or otherwise raise additional capital or refinance its indebtedness through the sale of its debt or equity in a private or public offering. The Surviving Corporation has no definitive plans as to the form, terms or conditions of any such debt or equity offering and there can be no assurance that any such refinancing will be successful or will be accomplished on reasonably acceptable terms. The Surviving Corporation may be forced to curtail significantly the implementation of its short and long term business objectives, including the commitments to be entered into by New MITI. The Surviving Corporation has not determined what its funding priorities will be if it is forced to curtail the implementation of its objectives. Finally, in order to service its debt and fund its commitments, the Surviving Corporation expects that it will have to dispose of certain nonstrategic assets (i.e., New Snapper and its investment in Roadmaster common stock, neither of which is related to the entertainment or communications businesses of the Surviving Corporation). No assurance can be given that such refinancing or restructuring can be completed on acceptable terms, if at all, or that will be able to realize a fair price for its nonstrategic assets if it chooses to dispose of any of them. On September 20, 1995 the closing sale price for the Roadmaster common stock on the NYSE was $3.00 and the aggregate market value of Actava's 19,169,000 shares of Roadmaster common stock was $57,507,000. All of such Roadmaster common stock will be pledged to support the $35 million MIG Credit Facility. The cash flow required to service the indebtedness of the Surviving Corporation may reduce its liquidity, which in turn could reduce its ability to fund the production or acquisition of entertainment product for distribution by New Orion, the capital expenditures required by New MITI, the internal growth of the Surviving Corporation and other capital improvements required by the Surviving Corporation. The Surviving Corporation's degree of financial leverage following the consummation of the Mergers also could inhibit its ability to obtain outside financing or to obtain outside financing on reasonably acceptable terms.

    In addition to servicing its indebtedness, the Surviving Corporation will require substantial funds to achieve its short term and long term business objectives. Each of Orion, MITI and Sterling is engaged in an industry which requires significant cash and capital expenditures prior to the recognition of revenue. Generally, producers of motion picture product are required to spend significant capital in order to fund the development, production and distribution costs associated with such motion picture product prior to its theatrical release or other distribution and the receipt of any revenues. The Surviving Corporation intends to reduce the risks associated with substantial upfront production costs by obtaining financing from acceptable third party production partners and by "pre-selling" certain rights in films prior to production. There can be no assurance, however, that the Surviving Corporation will be successful in either pre-selling rights or obtaining acceptable production partners on commercially reasonable terms. MITI's businesses are similarly capital intensive and require the investment of significant amounts of capital in order to construct and develop operational systems and to attract a significant number of subscribers to a network. The Surviving Corporation intends to finance New MITI's operating and capital expenses through New MITI's operating cash flow, the Surviving Corporation's cash on hand at the Effective Time and through the proceeds of New MITI's anticipated $29.9 million credit facility (subject to the satisfaction of certain conditions) described below. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Financing Arrnagements." For a discussion of MITI's anticipated commitments, see "INFORMATION REGARDING MITI--Management's Discussion and Analysis of Financial Condition and Results of Operations." No assurance can be given that additional financing will be available to the Surviving Corporation on acceptable terms, if at all. If the Surviving Corporation raises additional funds by issuing additional equity securities, further dilution to existing equityholders will result. If adequate additional funds are not available, the Surviving Corporation may be required to curtail significantly its short term and long term business objectives and the Surviving Corporation's results from operations may be materially and adversely affected.

TERMS AND CONDITIONS OF THE MERGER AGREEMENT

    Set forth below is a description of the principal terms and conditions of the Merger Agreement. The description is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A.

  Conditions to the Mergers

    Mutual Conditions. Set forth below is a description of the principal conditions to the obligations of each of Orion, Actava, MITI and Sterling to consummate the Merger or Mergers to which it is a party. The respective obligations of each of Orion, Actava, MITI and Sterling to consummate the Merger or Mergers to which it is a party are subject to the satisfaction or waiver of certain mutual conditions including the following. All of the following conditions, except for stockholder approval, may be waived by the parties:

        1. All waiting periods under the Hart Scott Act shall have expired or been terminated (which condition was satisfied on June 12, 1995);

        2. No injunction, order, decree or stay is in effect which prevents the consummation of any of the Mergers;

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
        3. The Merger Agreement shall have been approved by the requisite vote of each of the Orion Stockholders, the Actava Stockholders, the MITI Stockholders and the Sterling Stockholders;

        4. The Registration Statement shall have been declared effective by the Commission;

        5. All material consents or approvals of any person to the Mergers shall have been obtained;

        6. Each of the Mergers shall have been concurrently consummated; and

        7. Less than 25% of MITI Stockholders and less than 25% of the Sterling Stockholders shall have perfected their dissenters' rights of appraisal.

    Orion Conditions. Orion's obligation to consummate the Orion Merger is subject to the satisfaction or waiver of certain other conditions, including the following:

        1. Certain representations and warranties of Actava, OPC Mergerco, MITI Mergerco, MITI and Sterling made in the Merger Agreement must be true and correct as of the Effective Time, certain other representations and warranties of Actava, OPC Mergerco, MITI Mergerco, MITI and Sterling made in the Merger Agreement must be true and correct in all material respects as of the Effective Time, all covenants and agreements required to be performed by Actava, OPC Mergerco, MITI Mergerco, MITI and Sterling prior to the Effective Time shall have been performed and Actava, MITI and Sterling shall each have delivered an officer's certificate stating the foregoing;

        2. Orion shall have received customary legal opinions of counsel to Actava, MITI and Sterling, in each case, reasonably satisfactory to Orion, regarding certain legal matters relating to Actava, MITI and Sterling, as the case may be, and an opinion from its counsel stating that the Orion Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

        3. No material adverse change in the business, assets, prospects, condition or results of operations of Actava, Roadmaster, MITI or Sterling shall have occurred since the date of the Initial Merger Agreement;

        4. Orion shall have received a fairness opinion regarding the consideration to be paid in the Orion Merger and such opinion shall not have been withdrawn, amended or modified prior to the date of the Orion Special Meeting;

        5. The Orion Senior Indebtedness shall have been refinanced on terms reasonably acceptable to Orion;

        6. The Orion Subordinated Indebtedness shall have been refinanced on terms reasonably acceptable to Orion;

        7. All amounts payable by MITI and its subsidiaries, Sterling and its subsidiaries and certain amounts payable by Orion to Metromedia and its affiliates shall have been refinanced, repaid in full or, with respect to certain of the indebtedness, converted into Common Stock of the Surviving Corporation; and

        8. The Shelf Registration shall have been declared effective by the Commission.

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    Actava Conditions. Actava's obligation to consummate the Mergers is subject to the satisfaction or waiver of certain other conditions, including the following:

        1. Certain representations and warranties of Orion, MITI and Sterling made in the Merger Agreement must be true and correct as of the Effective Time, certain other representations and warranties of Orion, MITI and Sterling made in the Merger Agreement must be true and correct in all material respects as of the Effective Time, all covenants and agreements required to be performed by Orion, MITI and Sterling prior to the Effective Time shall have been performed and Actava shall have received an officer's certificate from each of Orion, MITI and Sterling stating the foregoing;

        2. There shall not have occurred any material adverse change in the business, assets, prospects, condition or the results of operation of Orion, MITI or Sterling since the date of the Initial Merger Agreement;

        3. Actava shall have received customary legal opinions of counsel to Orion, counsel to MITI and counsel to Sterling, in each case, reasonably satisfactory to Actava, regarding certain legal matters relating to Orion, MITI and Sterling and an opinion of its counsel, reasonably satisfactory to Actava, stating that holders of Common Stock and Actava Options to acquire shares of Common Stock will recognize neither gain nor loss for federal income tax purposes as a result of the consummation of the Mergers;

        4. Actava shall have received a fairness opinion regarding the Exchange Ratio and such opinion shall not have been withdrawn, amended or modified on or prior to the date of the Actava Special Meeting;

        5. The Orion Senior Indebtedness shall have been refinanced on terms reasonably acceptable to Actava;

        6. The Orion Subordinated Indebtedness shall have been refinanced on terms reasonably acceptable to Actava;

        7. The Actava Average Closing Price shall not be less than $8.25 (subject to upward or downward adjustment in the event of a stock split, recapitalization or other similar corporate transaction);

        8. The shares of Common Stock shall have been accepted for listing on the NYSE or the AMEX or accepted for quotation on the NASDAQ/NMS; and

        9. Actava shall have received a certificate of an executive officer of each of Orion, Sterling and MITI, sworn to under penalty of perjury, setting forth the name, address and Federal Tax Identification Number of Orion, Sterling or MITI, as the case may be, and stating that no interest in Orion, Sterling or MITI, as the case may be, constitutes a "United States real property interest" within the meaning of Section 897(c)(1) of the Code. If, on or before the Effective Time, Actava shall not have received any such certificate, Actava may withhold from the Common Stock payable at the Effective Time to the stockholders of the company with respect to which such certificate was not received such amounts as may be required to be withheld therefrom under Section 1445 of the Code.

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    MITI Conditions. MITI's obligation to consummate the MITI Merger is subject to the satisfaction or waiver of certain other conditions, including the following:

        1. Certain representations and warranties of Orion, Actava, OPC Mergerco, MITI Mergerco and Sterling made in the Merger Agreement must be true and correct as of the Effective Time, certain other representations and warranties of Orion, Actava, OPC Mergerco, MITI Mergerco and Sterling made in the Merger Agreement must be true and correct in all material respects as of the Effective Time, all covenants and agreements required to be performed by Orion, Actava, OPC Mergerco, MITI Mergerco and Sterling prior to the Effective Time shall have been performed and Orion, Actava and Sterling shall each have delivered an officer's certificate stating the foregoing;

        2. There shall not have occurred any material adverse change in the business, assets, prospects, condition or results of operations of Orion, Actava, Roadmaster and Sterling since the date of the Initial Merger Agreement;

        3. MITI shall have received customary legal opinions of counsel to Orion, counsel to Actava and counsel to Sterling, in each case, reasonably satisfactory to MITI, regarding certain legal matters relating to Orion, Actava and Sterling and an opinion from its counsel stating that the MITI Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

        4. The shares of Common Stock shall have been accepted by listing on the NYSE or AMEX or accepted for quotation on the NASDAQ/NMS; and

        5. MITI shall have received a fairness opinion regarding the consideration to be paid in the MITI Merger and such opinion shall not have been withdrawn, amended or modified on or prior to the date of the MITI Special Meeting.

    Sterling Conditions. Sterling's obligation to consummate the Sterling Merger is subject to the satisfaction or waiver of certain other conditions, including the following:

        1. Certain representations and warranties of Orion, Actava, OPC Mergerco, MITI Mergerco and MITI made in the Merger Agreement must be true and correct as of the Effective Time, certain other representations and warranties of Orion, Actava, OPC Mergerco, MITI Mergerco and MITI made in the Merger Agreement must be true and correct in all material respects as of the Effective Time, all covenants and agreements required to be performed by Orion, Actava, OPC Mergerco, MITI Mergerco and MITI prior to the Effective Time shall have been performed and Sterling shall have received an officer's certificate from each of Orion, Actava and MITI stating the foregoing;

        2. There shall not have occurred any material adverse change in the business, assets, prospects, condition or the results of operation of Orion, Actava, Roadmaster or MITI since the date of the Initial Merger Agreement;

        3. Sterling shall have received customary legal opinions of counsel to Orion, counsel to Actava and counsel to MITI, in each case, reasonably satisfactory to Sterling, regarding certain legal matters relating to Orion, Actava and MITI and an opinion from its counsel stating that the Sterling Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

        4. Sterling shall have received a fairness opinion regarding the consideration to be paid in the Sterling Merger and such opinion shall not have been withdrawn, amended or modified on or prior to the date of the Sterling Special Meeting.

  Termination and Amendment of the Merger Agreement

    The Merger Agreement may be terminated at any time prior to the Effective Time by a majority of the members of each of the Boards of Directors of Orion, Actava, MITI and Sterling. In addition, either Orion, Actava, MITI or Sterling may terminate the Merger Agreement (i) in the event of material inaccuracies, misrepresentations or breaches of any other representation or warranty by such party, or (ii) in the event of a breach of any material covenant or other agreement contained in the Merger Agreement after a thirty day cure period. The Merger Agreement may be terminated by any of Orion,

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Actava, MITI or Sterling if the Mergers shall have not been consummated on or before December 31, 1995 unless the party wishing to terminate on such date, due to such party's material breach of the Merger Agreement, was the cause of the parties' failure to consummate the Mergers. Any of Orion, Actava, MITI or Sterling may terminate the Merger Agreement if a court of competent jurisdiction or other governmental body shall have issued an order preventing the consummation of any of the Mergers and such order shall have become final and non-appealable.

    Upon termination of the Merger Agreement in accordance with its terms, the Merger Agreement shall become void and there shall be no continuing liability thereunder on the part of any of Orion, Actava, MITI or Sterling, except for certain expense and confidentiality obligations. The Merger Agreement, including all the provisions set forth above, may be amended or modified in writing prior to the Effective Time by each of the Boards of Directors of Orion, Actava, MITI and Sterling.

  Agreement Not to Solicit Other Offers

    Pursuant to the Merger Agreement, subject to applicable law and the fiduciary duties of loyalty and care, each of Orion, Actava, MITI or Sterling has agreed that it will not, and that it will direct its officers, directors and other representatives not to, directly or indirectly solicit, encourage or participate in any way in discussions or negotiations with, or provide any information or assistance to any third party regarding the acquisition or purchase of any of the shares of capital stock of Orion, Actava, MITI and Sterling or any significant portion of the assets of Orion, Actava, MITI and Sterling or a subsidiary or division of Orion, Actava, MITI and Sterling. Each of Orion, Actava, MITI and Sterling has agreed that it will promptly communicate to the other parties the terms of any proposal or contact it may receive in respect of any such transaction. In addition, subject to applicable law and the fiduciary duties of loyalty and care, the Board of Directors of Orion, Actava, MITI and Sterling have agreed that they will not alter their recommendation to Orion Stockholders, Actava Stockholders, MITI Stockholders, or Sterling Stockholders, respectively, regarding the approval of the Merger Agreement, subject to the compliance by Orion, Actava, MITI and Sterling with the material terms and conditions of the Merger Agreement.

  Listing of Common Stock

    Each of Orion, Actava, MITI and Sterling has agreed that it will use its best efforts to take all action reasonably necessary to cause the additional shares of Common Stock to be authorized for listing on the NYSE or the AMEX or to be quoted on the NASDAQ/NMS.

  Covenant Regarding Refinancing of Indebtedness

    Each of Orion, Actava, MITI and Sterling has agreed to use its best efforts to facilitate the contemplated refinancing of the Orion Senior Indebtedness and the Orion Subordinated Indebtedness.

  Conduct of Business by Orion, Actava, MITI and Sterling Prior to the Mergers

    Except as otherwise provided in the Merger Agreement, each of Orion, Actava, MITI and Sterling has agreed, pending consummation of the Mergers, to conduct their operations in the ordinary course of business, consistent with their respective past practice.

  Stockholder Rights Plan

    Each of Orion, Actava, MITI and Sterling has agreed to use its best efforts to have the Board of Directors of the Surviving Corporation adopt a stockholder rights plan within 30 days following the Effective Time. Although the specific terms of such rights plan have not been determined, it is expected that such rights plan will cause substantial dilution to a person or group that attempts to acquire the Surviving Corporation on terms not approved by the Surviving Corporation's Board of Directors. Such rights plan may have an anti-takeover effect.

  Expenses

    The Merger Agreement provides that in the event that the Mergers are not consummated, Orion, Actava, MITI and Sterling will bear their own expenses in connection with the preparation, negotiation, execution and delivery of the Merger Agreement.

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REGISTRATION RIGHTS AGREEMENT

    Pursuant to the Registration Rights Agreement, the Surviving Corporation, on or prior to the Effective Time, will register under the Securities Act the Metromedia Holders' shares of Common Stock (the "Registrable Stock") pursuant to the Shelf Registration. The Shelf Registration will be kept continuously effective by the Surviving Corporation until all of the shares covered by such Shelf Registration are sold. The Surviving Corporation is required to pay all expenses incurred in connection with such registration.

TERMS AND CONDITIONS OF THE CONTRIBUTION AGREEMENT

    It is a condition to Orion's obligation to consummate the Orion Merger that the amount of nonrecourse financing provided by an affiliate of Metromedia to Orion and its affiliates and the amount of financing provided by an affiliate of Metromedia to MII be either refinanced or repaid in full or converted into shares of Common Stock, at Orion's option, in the manner specified in the Contribution Agreement. Pursuant to the Contribution Agreement, the amount of Common Stock into which such financing will be converted at the Effective Time is based on, in the case of the financing provided to Orion and its affiliates, the stock prices utilized in formulating the Orion Exchange Ratio, and in the case of the financing provided to MII, the stock prices utilized in formulating the MITI Exchange Ratio. If the entire amount of such financing ($29.4 million including accrued interest as of September 20, 1995) is converted into shares of Common Stock pursuant to such formulas, such conversion would have resulted in the issuance of an aggregate of 2,776,854 shares of Common Stock (with an aggregate market value of $52.1 million as of September 20, 1995).

REGULATORY FILINGS AND APPROVALS

    The requisite applications under the Hart Scott Act have been made and the waiting period expired on June 12, 1995.

FINANCING ARRANGEMENTS

  Background of Orion's Business; Bankruptcy Filing

    Historically, Orion was engaged primarily in the financing, production and distribution of motion pictures for the worldwide theatrical market, including distribution of motion pictures financed and produced by others. Typically, Orion's operating plan had been to release approximately 12 to 15 theatrical motion pictures each year. In addition, Orion distributed motion pictures to the worldwide home video, free television, cable and pay television markets. Orion also developed, financed, produced and distributed newly created made-for-television product, which has included, in the past, series and related pilots, motion pictures and mini-series produced for exhibition on the major networks in the United States as well as first-run programming produced for syndication in the domestic television marketplace. Such television production operations were discontinued effective May 31, 1991. See "INFORMATION REGARDING ORION--Business of Orion."

    Due generally to poor results in the domestic theatrical and video market place, the costs of an expanding television production division, increased theatrical production and marketing costs and increasing overhead and debt service costs, Orion faced a severe liquidity crisis and, as a result, on December 11 and 12, 1991 (the "Filing Date"), Orion and certain of its subsidiaries filed for protection under chapter 11 ("chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Court"). See "INFORMATION REGARDING ORION--Business of Orion." During the period from the Filing Date to November 5, 1992 (the "Bankruptcy Period"), Orion operated under a series of court orders and actively sought to obtain new equity capital and other forms of investment in order to recapitalize. In this regard, Orion filed the Plan and the related "Disclosure Statement for Debtors' Joint Consolidated Plan of Reorganization" (the "Disclosure Statement") with the Court on July 21, 1992 (as amended on July 24, August 7 and September 3, 1992). The Court confirmed the Plan on October 20, 1992 (the "Plan Confirmation Date") and the Plan became effective on November 5, 1992 (the "Plan Effective Date"). See "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Terms of Principal Plan Documents

    The Plan was the result of compromises reached among Orion's principal creditors and its majority stockholder, Metromedia. The Plan essentially provided that Orion was to release the 10 substantially completed but unreleased films owned by Orion on the Filing Date (the "Unreleased Films") and exploit its existing film library in all media, but that Orion was not to engage in new production or obtain new product through its own cash flow or recourse financing. In order to effectuate the Plan, Orion entered into a number of new arrangements with its existing creditors. Pursuant to such arrangements and the Plan, to the extent Orion generates "Net Cash Flow" (generally Orion's operating cash flow less permissible operating expenses), Orion is obligated to distribute such Net Cash Flow to its creditors in the manner specified in such agreements. Orion's senior secured creditors (i.e., the Banks party to the Third Restated Credit Agreement and Sony, which had made significant advances to Orion prior to the Filing Date against the delivery of future films for distribution in certain foreign markets), share 85% of Orion's Net Cash Flow. Orion's remaining unsecured creditors (principally Orion's prepetition guild and talent claim holders, trade creditors and holders of its old subordinated debentures) were issued new securities of Orion based on the class in which such creditors' claims were classified and such creditors (the holders of the Talent Notes, the Creditor Notes and the 10% Debentures) are entitled to receive, on a pari passu basis with the Banks and Sony, the remaining 15% of Net Cash Flow. The Third Restated Credit Agreement and the three indentures (the "Indentures") pursuant to which the Talent Notes, the Creditor Notes and the 10% Debentures were issued as well as certain corollary collateral and security agreements all restrict Orion's activities and in particular restrict new production of filmed product or the acquisition of such product from third parties, other than on a non-recourse basis. Such restrictions, Orion's management believes, have made it extremely difficult for Orion to obtain additional product, and thereby have prevented Orion from more effectively exploiting its library assets and existing distribution apparatus. See "INFORMATION REGARDING ORION--Business of Orion" and "--Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, as described below, Orion, during the fiscal year ended February 28, 1995 could not satisfy the debt repayment schedule set forth in the Third Restated Credit Agreement and Orion's agreement with Sony entered into in connection with the Plan. Orion expects it will have further difficulty in satisfying the debt service payments required by such agreements during its current fiscal year, which began on March 1, 1995. Upon consummation of the refinancing described below, Orion will no longer be subject to such restrictions on its production and investing activities and will no longer be required to pay substantially all of its Net Cash Flow to its creditors.

  Required Debt Service Under Existing Plan Agreements

    Pursuant to the terms of the Third Restated Credit Agreement and certain other agreements entered into in connection with the Plan, Orion was required to make certain payments to the Banks and to Sony in October and November 1994, respectively, which it was not able to satisfy because it did not generate sufficient Net Cash Flow. The amount payable to the Banks was subject to the Bank Guarantee made by Metromedia and John W. Kluge. Accordingly, on October 20, 1994, Metromedia paid $14,041,000 in favor of the Banks on behalf of Orion and on November 5, 1994, Metromedia made a payment of $5,159,000 to Sony in order to satisfy Orion's payment obligation to Sony. In addition, Orion has not (with respect to Sony) and anticipates that it will not (with respect to the Banks) generate the sufficient Net Cash Flow to satisfy its payment obligations to the Banks and Sony during October 1995. As a result, Metromedia will be obligated, pursuant to the Bank Guarantee, to pay to the Bank's and to Sony the amount of Orion's payment shortfall. Pursuant to a reimbursement agreement among Orion, Metromedia and Mr. Kluge, Orion is obligated to reimburse Metromedia for the payments made by Metromedia to the Banks and Sony. This reimbursement agreement provides, among other things, that any payments made by Metromedia and/or Mr. Kluge under the Bank Guarantee on behalf of Orion to the Banks and/or Sony would result in such guarantors becoming subrogated to the Bank's and Sony's portion of Orion's Net Cash Flow following payment in full of Orion's obligations to the Banks and Sony. As a result, in the event Metromedia makes the payment under the Bank Guarantee in October 1995, at the Effective Time, the Surviving Corporation would be obligated to repay such amounts to Metromedia. Such reimbursement agreement also contains certain covenants, similar to

                                      127
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those contained in the Third Restated Credit Agreement and the Indentures, which limit Orion's ability to engage in development, production and theatrical distribution activities unless they are financed on a 100% nonrecourse basis to Orion. See "INFORMATION REGARDING ORION--Relationship With Metromedia."

    The Indentures pursuant to which the Talent Notes and Creditor Notes were issued provide that an event of default ("Event of Default") will occur under such Indentures if the aggregate amount of Net Cash Flow paid by Orion to the holders of Talent Notes, Creditor Notes and 10% Debentures does not exceed the mandatory minimum amounts specified in such Indentures. An Event of Default under the Indentures pursuant to which the Talent Notes and Creditor Notes were issued occurred as of August 31, 1995. Such an Event of Default enables the trustee under such Indentures to accelerate payments thereunder. Should such an acceleration under such Indentures occur, Orion, absent the refinancing contemplated to occur in connection with the Mergers or other financing arrangements, may be forced to seek protection under chapter 11 of the Bankruptcy Code. See "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The inability of Orion to meet its obligations under the Third Restated Credit Agreement and the Indentures along with the restrictions contained therein on Orion's ability to develop, produce and distribute motion picture product have made it necessary for Orion to refinance the Orion Senior Indebtedness and the Orion Subordinated Indebtedness. Such a refinancing would give the Surviving Corporation increased flexibility to pursue opportunities in the motion picture industry, such as the development, production and acquisition for distribution of motion picture product. Moreover, the Surviving Corporation's ability to acquire new product will enable it more effectively to exploit Orion and Sterling's existing library assets and to utilize Orion's existing distribution apparatus and thereby enhance stockholder value in the Surviving Corporation.

    As a condition to the consummation of the Mergers, the outstanding indebtedness of Orion will be refinanced in the manner described below.

  Existing Orion Indebtedness

    It is a condition to the consummation of the Mergers that the Orion Senior Indebtedness as well as the Orion Subordinated Indebtedness be refinanced in full. As of September 20, 1995, Orion had $54.0 million of Orion Senior Indebtedness outstanding, consisting of $42.1 million owed to the Banks under the Third Restated Credit Agreement and $11.9 million owed to Sony, and $150.2 million of Orion Subordinated Indebtedness outstanding consisting of $36.6 million of Talent Notes, $62.8 million of Creditor Notes and $50.8 million of 10% Debentures. If, pursuant to the Bank Guarantee, Metromedia makes a payment during October 1995 to the Banks and to Sony, the amount of any such payment by Metromedia (which could be up to an aggregate of $54.4 million, reduced by payments of Net Cash Flow made by Orion to the Banks and to Sony prior to the date Metromedia makes a guarantee payment) would constitute Orion Senior Indebtedness, which would be payable in full by the Surviving Corporation at the Effective Time. In addition, to the extent Orion settles certain currently outstanding disputed claims with its Plan creditors, such creditors would be issued additional Talent Notes or Creditor Notes prior to the Effective Time in the amount of such settled amount. Orion does not anticipate that the amount of any such settled claims will be material.

    Upon consummation of the Mergers, the Surviving Corporation and its subsidiaries will enter into the financing arrangements described below in order to repay the existing Orion Senior Indebtedness and Orion Subordinated Indebtedness in full in the manner described below.

  Capital Structure Following Effective Time

    At the Effective Time, (i) Orion will merge with and into New Orion, a newly formed, wholly-owned subsidiary of Actava, and New Orion, as the surviving corporation of the Orion Merger, will change its name to "Orion Pictures Corporation," and will continue the business and operations of Orion and Sterling (see below), (ii) MITI will merge with and into New MITI, a newly formed, wholly-owned subsidiary of Actava and New MITI, as the surviving corporation of the MITI Merger, will change its name to "Metromedia International Telecommunications, Inc." and will continue the business and operations of MITI and (iii) Sterling will merge with and into Actava and Actava, as the

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surviving corporation of the Sterling Merger, will change its name to
"Metromedia International Group, Inc." Immediately following consummation of the Mergers, the Surviving Corporation will transfer (i) all of its assets that were owned by Sterling immediately prior to the Effective Time to New Orion, which will continue the business and operations of Orion and Sterling and (ii) all of the assets of its Snapper Power Equipment Company division to a newly formed subsidiary, New Snapper, which will continue the business and operations of the Snapper division. Transferring the assets of Actava's Snapper division to New Snapper will require the consent of the Snapper division's existing lender. New MITI will continue the business and operations of MITI. Accordingly, immediately following the Effective Time, the Surviving Corporation will be a holding company whose assets will consist of Actava's cash and cash equivalents owned as of the Effective Time, the stock of New Orion, New MITI and New Snapper and Actava's current stock investment in Roadmaster. In addition, Actava's existing subordinated indebtedness (approximately $159.2 million as of September 20, 1995) will remain outstanding as subordinated indebtedness of the Surviving Corporation.

  New Orion Credit Facility

    Orion has entered into a commitment letter with Chemical which provides that Chemical is committed, subject to the satisfaction of certain conditions, to provide certain financing to New Orion as described below. Chemical has committed to fund the entire amount of the facility and a portion of the commitment may be syndicated to other financial institutions either before or after the Effective Time. Pursuant to the commitment letter with Chemical, at the Effective Time, New Orion, Chemical and the other bank parties thereto will enter into a credit facility (the "New Orion Credit Facility") which will provide for an aggregate of $185 million of financing consisting of a secured term loan of up to $135 milllion (the "Term Loan") and a revolving credit facility of $50 million, including a $10 million letter of credit facility (the "Revolving Credit Facility"). The Term Loan will be used solely to refinance the Orion Senior Indebtedness and Orion Subordinated Indebtedness and the Revolving Credit Facility will be used to finance New Orion's production, acquisition and distribution of motion pictures and for general working capital purposes, as described below.

    The Term Loan will bear interest at New Orion's option at a rate of LIBOR plus 3% or Chemical's alternative base rate plus 2%. The Revolving Credit Facility will bear interest at New Orion's option at a rate of LIBOR plus 1 1/2% or Chemical's alternative base rate plus 1/2%. The Term Loan will have a final maturity date of December 31, 2000 and will amortize in 20 equal quarterly installments commencing on March 31, 1996. The amount of borrowing capacity available under the Term Loan will be up to $135 million based upon a borrowing base for New Orion calculated using a percentage of its eligible outstanding accounts receivable and a credit for New Orion's film library (such borrowing base would currently provide for $135 million of availability under the Term
Loan). As a result, in addition to the amortization schedule to be set forth in the New Orion Credit Facility, the New Orion Credit Facility will provide that in the event that the ratio of the value of the eligible accounts receivable in New Orion's borrowing base to the amount outstanding under the Term Loan (the "Borrowing Base Ratio") does not exceed a designated threshold, all cash received by New Orion must be used to prepay principal and interest on the Term Loan until such Borrowing Base Ratio exceeds such designated threshold. To the extent the Borrowing Base Ratio exceeds the threshold set forth in the New Orion Credit Facility, and is not needed to amortize the Term Loan, New Orion may use excess cash to pay its operating expenses, including the costs of acquiring new film product or new production. The Term Loan and the Revolving Credit Facility will be secured by a first priority lien in all of the stock of New Orion and in substantially all of New Orion's assets, including its accounts receivable and film library. In addition, New Orion will establish a system of lockbox accounts and collection accounts to maintain Chemical's security interest in the cash proceeds of New Orion's accounts receivable. Amounts outstanding under the Revolving Credit Facility will also be guaranteed jointly and severally by Metromedia and by John D. Phillips. In addition, Metromedia has agreed to guarantee the payment by Orion to Chemical of certain fees payable in connection with the execution of the commitment letter with Chemical for the New Orion Credit Facility.

    The New Orion Credit Facility will contain customary covenants including maintenance of corporate existence, compliance with ERISA, maintenance of properties, delivery of certain monthly, quarterly and annual financial information, delivery of budgets and other information regarding new

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motion picture productions, limitations on the issuance of additional indebtedness and guarantees, limitations on the creation of new liens, limitations on the number of films New Orion may produce simultaneously and the development costs and budgets for such films, limitations on the aggregate amount of unrecouped print and advertising costs New Orion may incur, limitations on the amount of New Orion's leases, capital and overhead expenses, prohibitions on the declaration of dividends or distributions by New Orion, limitations on the merger or consolidation of New Orion or the sale by New Orion of any substantial portion of its assets or stock and restrictions on New Orion's line of business, other than activities relating to the production and distribution of entertainment product. The New Orion Credit Facility will also contain several financial covenants, including requiring maintainence by New Orion of the ratio of New Orion's Free Cash Flow (as defined in the New Orion Credit Facility) to New Orion's cumulative investment in film product above certain specified levels at the end of each fiscal quarter, and requiring that New Orion's cumulative investment in film product not exceed Free Cash Flow by more than $50,000,000. In addition, the New Orion Credit Facility will contain a limitation on the amount of New Orion's net losses above certain levels for each fiscal year beginning with the fiscal year ended December 31, 1996.

    The Revolving Credit Facility will contain the following events of default: nonpayment of principal or interest on the facility, the occurence of a "change of control" (as defined below) of New Orion and an assertion by the guarantors of such facility that the guarantee of such facility is unenforceable. The Term Loan portion of the New Orion Credit Facility will also contain a number of customary events of default including non-payment of principal and interest, the occurrence of a "change of control" of the Surviving Corporation (defined to mean if the Metromedia Holders do not control at least 25% of the outstanding Common Stock or if a third party controls more Common Stock than the Metromedia Holders or is entitled to designate a majority of the members of the Surviving Corporation's Board of Directors), a termination of employment of New Orion's chief executive officer, head of production, general counsel or chief financial officer and the objection to such person's replacement by the required lenders within a designated period, violation of covenants, falsity of representations and warranties in any material respect, certain cross-default and cross-acceleration provisions, and bankruptcy or insolvency of New Orion or the Surviving Corporation.

    The commitment letter with Chemical for the New Orion Credit Facility will provide for a number of customary conditions precedent to the making of loans to New Orion, including the receipt of certain legal opinions and certificates, absence of any material adverse change in New Orion's business, satisfaction with New Orion's business plan and capital structure, receipt of commitments from other banks and financial institutions to provide financing to New Snapper and New MITI, satisfaction with the results of Chemical's due diligence investigation of New Orion and the Surviving Corporation, satisfaction with New Orion's management and the investment in New Orion by the Surviving Corporation of certain amounts in the form of equity or subordinated debt, which together with the proceeds of the Term Loan, is required to refinance in full all the outstanding Orion Senior Indebtedness and Orion Subordinated Indebtedness.

    Surviving Corporation Revolving Credit Facility. It is anticipated that at the Effective Time, the Surviving Corporation will enter into a credit facility (the "MIG Credit Facility") with Chemical for up to $35 million based upon a percentage of the value of the Surviving Corporation's investment in Roadmaster common stock (which, if the Effective Time had occurred on September 20, 1995 would have entitled the Surviving Corporation to borrow $34.5 million). The proceeds from the MIG Credit Facility will be used to refinance Orion's indebtedness as described below. The MIG Credit Facility will have a maturity of one year and will bear interest at MIG's option at a rate of LIBOR plus 2% or Chemical's alternative base rate plus 1%. The MIG Credit Facility will be secured by a first lien on all of the shares of Roadmaster common stock owned by the Surviving Corporation, a second lien on New Snapper's assets and a guarantee by New MITI. In the event the amount outstanding under the MIG Credit Facility exceeds 65% of the value of the Roadmaster common stock pledged to secure such facility, the Surviving Corporation will be obligated either to prepay an amount of the loan to reduce the amount outstanding to 60% of the value of the Roadmaster common stock or pledge additional collateral to secure the loan.

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    Use of Proceeds by the Surviving Corporation to Refinance Existing Orion
Indebtedness. The Surviving Corporation intends to use the entire amount of the proceeds of the Term Loan ($135 million) and the MIG Credit Facility (currently $34.5 million) and the cash on hand of Actava and Orion at the Effective Time (the amount of cash on hand to be used for such purpose is currently estimated to be approximately $41.4 million assuming the Effective Time occurred on September 20, 1995) to refinance the existing Orion Senior Indebtedness and Orion Subordinated Indebtedness in full, including certain financing costs. The Orion Senior Indebtedness ($54.0 million at September 20, 1995) will be repaid at the Effective Time in full, at the face amount of such indebtedness, plus accrued and unpaid interest to such date.

    With regard to the Orion Subordinated Indebtedness, the Surviving Corporation intends to redeem in full the aggregate amount of the Talent Notes ($36.6 million at September 20, 1995) and Creditor Notes ($62.8 million at September 20, 1995) at 100% of their face amount plus accrued and unpaid interest through the redemption date in accordance with the indentures for such Notes and to redeem in full the aggregate amount of the 10% Subordinated Debentures ($50.8 million at September 20, 1995) at 95% of their face amount plus accrued and unpaid interest through the redemption date in accordance with the indenture for such debentures. Following the refinancing in full of the existing Orion indebtedness, the current restrictions on Orion's ability to produce and acquire new motion picture product imposed by Orion's existing indebtedness will be removed. The New Orion Credit Facility will, however, contain certain limitations on New Orion's ability to produce and acquire new product. Subject to these limitations, following the Effective Time, New Orion may use the entire amount of the Revolving Credit Facility ($50 million) to finance the production and acquisition of new entertainment product and for New Orion's working capital requirements subject to the limitations set forth in the New Orion Credit Facility.

    New MITI and New Snapper Credit Facilities. MITI, its wholly-owned subsidiary, International Telcell, Inc. ("ITI"), and International Telcell SPS, Inc. ("ITISPS"), a recently formed wholly-owned subsidiary of ITI, have entered into a commitment letter with the Overseas Private Investment Corporation ("OPIC"), a United States government agency, whereby OPIC agreed to provide loan guarantees enabling ITI and a special-purpose subsidiary ("ITISPS") to obtain loans in an amount of up to $29.9 million (the "Loans"), subject to the satisfaction of certain conditions, for the construction, operation and management of MITI'S wireless cable television systems in markets such as Moscow, Russia, Riga, Latvia, Tbilisi, Georgia and Tashkent, Uzbekistan. It is anticipated that the Loans will be provided to ITI and ITISPS directly by OPIC and that interests in 100% of the Loans will be sold by the Placement Agent on a best efforts basis to one or more institutional investors. The interests in the Loans will be evidenced by certificates of participation ("COPs") issued by OPIC to such institutional investors and OPIC will guarantee the repayment in full of the COPs by affixing a guaranty endorsement to each COP. OPIC will have no obligation to provide any Loans to ITI and ITISPS, unless Chemical, as the placement agent, is able to sell all of the COPs to eligible institutional investors. The COPs may be put back, at the option of the purchaser thereof, to ITI and ITISPS, under certain circumstances. The interest rate on the COPs will be tied to the rate of the 91-day U.S. Treasury Bill.

    New Snapper will continue to utilize its existing revolving credit facility to finance its operations.

CHANGE IN CONTROL

    The consummation of the Mergers will result in a "change in control" of Actava and Sterling (within the meaning of Item 403(c) of the Commission's Regulation S-K). Assuming that the Determination Date had occurred on September 1, 1995 (and assuming the exercise of all outstanding options to acquire shares of Common Stock and assuming the conversion to Common Stock of certain financing arrangements provided by certain of the Metromedia Holders to Orion and affiliates of Orion and MITI), the Surviving Corporation would have issued to the Metromedia Holders 14,498,000 shares of Common Stock, which will represent in the aggregate approximately 33.3% of the common equity and voting power of the Surviving Corporation and will initially be entitled to elect six of the ten members of the Surviving Corporation's Board of Directors. The size of the Surviving Corporation's Board of Directors is subject to downward adjustment under certain circumstances. See "PROPOSAL

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NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers."
Assuming that the Determination Date occurred on September 20, 1995 (and assuming the exercise of all outstanding options to acquire shares of Common Stock and assuming the conversion to Common Stock of certain financing arrangements provided by certain of the Metromedia Holders to Orion and affiliates of Orion and MITI), Actava Stockholders will collectively own approximately 41.5% of the outstanding shares of Common Stock and Sterling Stockholders will collectively own approximately 1.2% of the outstanding shares of Common Stock.

ACCOUNTING TREATMENT

    At the Effective Time, the Metromedia Holders will (through their majority ownership of the Orion Common Stock and through their control, with a member of Orion's management, of the Board of Directors of Orion) control the direction and operations of the Surviving Corporation as a result of their ability to appoint a majority of the members of the Board of Directors of the Surviving Corporation at the Effective Time and will be the Surviving Corporation's single largest stockholder. Due to the existence of common control of Orion and MITI, their combination pursuant to the Mergers will be accounted for as a combination of entities under common control. As a result, the combination of Orion and MITI will be effected utilizing historical costs for the ownership interests of the Metromedia Holders. The remaining ownership interests of MITI other than those of the Metromedia Holders will be accounted for based on fair value of such ownership interests, as determined by the value of shares received by such holders at the Effective Time, in accordance with the purchase method of accounting. For accounting purposes only, Orion and MITI have been deemed to be the joint acquiror of Actava and Sterling. The acquisition of Actava and Sterling will be accounted for as a purchase. As a result of the reverse acquisition, the historical financial statements of the Surviving Corporation for periods prior to the Mergers will be those of Orion rather than Actava.

PUBLIC TRADING MARKET

    It is a condition to the consummation of the Mergers that the outstanding shares of Common Stock and the shares of Common Stock to be issued in connection with the Mergers be accepted for listing on the NYSE or the AMEX or accepted for quotation on the NASDAQ/NMS. An application to list the Surviving Corporation's Common Stock on the AMEX will be filed shortly.

DISSENTERS' RIGHTS

  Orion and Actava

    Orion Stockholders and Actava Stockholders are not entitled to dissenters' rights of appraisal or other dissenters' rights under Delaware law with respect to the Mergers or any transactions contemplated by the Merger Agreement.

  MITI and Sterling

    Holders of shares of MITI Common Stock and Sterling Common Stock who make the demand described below with respect to such shares, who continuously are the record holders of such shares through the Effective Time, who otherwise comply with the statutory requirements of Section 262 (a copy of which is attached hereto as Appendix F) and who neither vote in favor of the Merger Agreement nor consent thereto in writing will be entitled to an appraisal by the Delaware Court of the fair value of their shares of MITI Common Stock or Sterling Common Stock, as the case may be. All references in this summary of appraisal rights to a "stockholder," "holders of shares of MITI Common Stock" or "holders of shares of Sterling Common Stock" are to the record holder or holders of shares of MITI Common Stock or Sterling Common Stock, as the case may be. Except as set forth herein, stockholders of MITI and Sterling will not be entitled to appraisal rights in connection with the MITI Merger or the Sterling Merger, as the case may be.

    In addition to the requirements set forth above, a holder of shares of MITI Common Stock wishing to exercise dissenters' rights of appraisal must, within 20 days after the date of mailing of the notice regarding appraisal rights required by Section 262, deliver to New MITI a written demand for appraisal of his shares. A holder of shares of Sterling Common Stock wishing to exercise dissenters' rights of appraisal must, before the taking of the vote on the Sterling Merger at the Sterling Special

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Meeting, deliver to Sterling a written demand for appraisal of such shares. A demand for appraisal will be sufficient if it reasonably informs New MITI or Sterling, as the case may be, of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    Within 120 days after the Effective Time, either the surviving corporation of a merger or any stockholder who has complied with the required conditions of
Section 262 may file a petition in the Delaware Court, with a copy served on the surviving corporation of a merger in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of New MITI or the Surviving Corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that New MITI or the Surviving Corporation will file such a petition or that New MITI or the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, MITI Stockholders and Sterling Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of
Section 262 will be entitled, upon written request, to receive from New MITI or the Surviving Corporation, as the case may be, a statement setting forth the aggregate number of shares of MITI Common Stock or Sterling Common Stock, as the case may be, not voting in favor of the Merger Agreement and with respect to which demands for appraisal were received by MITI and/or Sterling and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by New MITI or the Surviving Corporation, as the case may be.

    If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of MITI Common Stock or Sterling Common Stock, as the case may be, owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the MITI Merger, or the Sterling Merger, as the case may be, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

    Holders of shares of MITI Common Stock and/or Sterling Common Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of MITI and/or Sterling, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable

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attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

    At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the MITI Merger or Sterling Merger, as the case may be; after this period, the stockholder may withdraw such demand for appraisal only with the consent of New MITI or the Surviving Corporation, as the case may be. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of MITI Common Stock or Sterling Common Stock, as the case may be, will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as each of New MITI and the Surviving Corporation has no obligation to file such a petition, and each of New MITI and the Surviving Corporation has no present intention to do so, any holder of shares of MITI Common Stock and/or Sterling Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to New MITI or the Surviving Corporation, as the case may be, a written withdrawal of his or her demand for appraisal and acceptance of the MITI Merger or Sterling Merger, as the case may be, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of New MITI or the Surviving Corporation, as the case may be, and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

SURRENDER OF STOCK CERTIFICATES AND RECEIPT OF MERGER CONSIDERATION

    At the Effective Time, (i) each holder of Orion Common Stock will be entitled to receive the number of whole shares of Common Stock equal to the number of shares of Orion Common Stock owned immediately prior to the Effective Time multiplied by the Orion Exchange Ratio, plus cash in lieu of any fractional shares, (ii) each holder of MITI Common Stock will be entitled to receive the number of whole shares of Common Stock equal to the number of shares of MITI Common Stock owned immediately prior to the Effective Time multiplied by the MITI Exchange Ratio, plus cash in lieu of any fractional shares, and (iii) each holder of Sterling Common Stock will be entitled to receive the number of whole shares of Common Stock equal to the number of shares of Sterling Common Stock owned immediately prior to the Effective Time multiplied by the Sterling Exchange Ratio, plus cash in lieu of any fractional shares. Each holder of Orion Common Stock, MITI Common Stock and Sterling Common Stock, upon surrender of a stock certificate or certificates, will be entitled to receive a stock certificate or certificates representing the number of whole shares of Common Stock (together with cash in lieu of fractional shares) to which such stockholder is entitled. As soon as practicable after the Effective Time, Chemical Mellon Shareholder Services, the Exchange Agent, will mail to each former holder of Orion Common Stock, MITI Common Stock and Sterling Common Stock, notification of the consummation of the Orion Merger, the MITI Merger and the Sterling Merger, as the case may be, and instructions as to the procedure for the surrender of the stock certificates. The Exchange Agent will accept documentation acceptable to it in lieu of lost or destroyed certificates and may also require the holder of a lost or destroyed certificate to post an insurance bond acceptable to the Exchange Agent. Actava Stockholders will not be required to surrender or exchange their shares of Common Stock.

    No dividends or other distributions will be paid to a former stockholder of Orion, MITI or Sterling with respect to shares of Common Stock until such stockholder's stock certificate(s) representing Orion Common Stock, MITI Common Stock or Sterling Common Stock, as the case may be, are delivered to the Exchange Agent (or documentation in lieu of a lost or destroyed certificate is delivered). Any dividends declared between the Effective Time and the date of the surrender of the stock certificate(s) will be held by the Exchange Agent for the benefit of such stockholder and will be paid to such stockholder, without interest thereon, upon the surrender of such stock certificate(s) (or documentation in lieu thereof).

FRACTIONAL SHARES

    No fractional shares of Common Stock will be issued to the stockholders of Orion, MITI or Sterling in connection with any of the Mergers. In lieu of the issuance of any fractional shares, cash equal to such fractional interest multiplied by the market value of a full share of Common Stock will be paid to the holder of such interest. For this purpose, the market value of a share of Common Stock will be equal to the Actava Average Closing Price.

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             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

  The Mergers

    The Mergers are intended to qualify as tax-free reorganizations within the meaning of Section 368(a) of the Code. Assuming that the Mergers so qualify, the principal federal income tax consequences of the Mergers will be as follows:

        (i) Except as otherwise described herein, no gain or loss will be recognized by Actava, Orion, MITI or Sterling as a result of the Mergers.

        (ii) No gain or loss will be recognized by the stockholders of Orion, MITI or Sterling upon their receipt of shares of Common Stock in exchange for their shares of Orion Common Stock, MITI Common Stock or Sterling Common Stock, as the case may be, except as described in (v) below.

        (iii) The tax basis of the shares of Common Stock (including fractional share interests for which cash is ultimately received) received by the stockholders of Orion, MITI and Sterling will be the same as the tax basis of their shares of Orion Common Stock, MITI Common Stock or Sterling Common Stock, respectively, exchanged therefor, plus any gain recognized on the applicable Merger (including any portion that is treated as a dividend as described in (v) below).

        (iv) The holding period of the Common Stock in the hands of the Orion, MITI and Sterling stockholders will include the holding period of their shares of Orion Common Stock, MITI Common Stock or Sterling Common Stock, respectively, exchanged therefore, provided that such shares were held as a capital asset at the Effective Time of the Mergers.

        (v) Each stockholder of Orion, MITI and Sterling who receives cash proceeds from the sale of fractional interests in shares of Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to such stockholder's fractional share interests. Any stockholder of MITI or Sterling who perfects dissenter's appraisal rights and receives solely cash will recognize gain equal to the excess of the cash received over such stockholder's tax basis in the shares of MITI Common Stock or Sterling Common Stock exchanged. Any such gain or loss recognized as described in this paragraph will constitute capital gain or loss if the stockholder's shares of Orion Common Stock, MITI Common Stock or Sterling Common Stock, as the case may be, were held as a capital asset at the Effective Time of the Mergers, unless the receipt of such cash by such stockholder has the effect of a distribution of a dividend, in which case such gain will be taxed as ordinary income, to the extent of the earnings and profits of the Surviving Corporation.

    Although the issue is not entirely free from doubt, the refinancing, repayment or conversion to Common Stock of certain financing arrangements provided by Metromedia and its affiliates to Orion, MITI and Sterling and their affiliates should not give rise to any gain or loss to Orion, MITI or Sterling, respectively, or to Metromedia or its affiliates.

    Consummation of the Mergers is conditioned upon receipt by Orion, Actava, MITI and Sterling of opinions from their respective counsel that the Mergers will be treated for federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Code. Such opinions will be issued with the understanding that the relevant facts are as described in this Joint Proxy Statement/Prospectus and exhibits and appendices hereto, and in rendering such opinions such counsel will rely upon the accuracy of the factual statements and representations in the foregoing documents and upon certain representations made in writing to such counsel by Orion, Actava, MITI, Sterling and certain of their stockholders. An opinion of counsel, however, is not binding on the Internal Revenue Service or the courts. No ruling on the Mergers will be sought from the Internal Revenue Service.

  Limitations on Net Operating Loss Carry-Forwards

    As of the end of their most recent taxable years, Orion, Actava, MITI and Sterling and the subsidiaries included in their respective affiliated groups of corporations which file consolidated Federal

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
income tax returns with Orion, Actava, MITI and Sterling as the parent corporations (such Orion, Actava, MITI and Sterling affiliated groups hereinafter being referred to as the "Orion Group," the "Actava Group," the "MITI Group" and the "Sterling Group," respectively, and individually as a "Former Group" and collectively as the "Former Groups") reported or will report net operating loss carryforwards. As a result of the Mergers, certain limitations will apply to the use of such net operating losses by the Surviving Corporation and its subsidiaries included in the affiliated group of corporations which will file a consolidated Federal income tax return with the Surviving Corporation as the parent corporation (the "Surviving Group").

    Under Section 382 of the Code, annual limitations will generally apply to the use of such losses by the Surviving Group. The amount of the annual limitation with respect to a Former Group will depend upon the application of certain principles contained in Section 382 relating to the valuation of such Former Group immediately prior to the Mergers and an interest factor published by the Internal Revenue Service on a monthly basis. Orion, Actava, MITI and Sterling, respectively, anticipate that based on the valuations of the Orion Group, the Actava Group, the MITI Group and the Sterling Group and using the most recently published interest factor of 5.75 percent (applicable for transactions occurring during September 1995), the annual limitations on the use of the losses of the Orion Group, the Actava Group, the MITI Group and the Sterling Group, respectively, by the Surviving Group will be approximately $6.9 million, $10.2 million, $5.8 million and $.35 million per year, respectively. The amount of any such limitation with respect to a Former Group would generally be increased by the amount of any recognized "built-in" gains of former members of such Former Group. In addition, to the extent losses equal to the annual limitation with respect to any of the Former Groups are not used in any year, the unused amount would generally be available to be carried forward and used to increase the limitation with respect to such Former Group in the succeeding year.

    The use of losses of the Orion Group, the MITI Group and the Sterling Group will also be separately limited by the income and gains recognized by the corporations that were members of each of the Orion Group, the MITI Group and the Sterling Group, respectively, including corporations such as the Surviving Corporation (in the case of Sterling), OPC Mergerco (in the case of Orion) and MITI Mergerco (in the case or MITI) that are successors by merger to any of such members. Under proposed Treasury regulations, such losses of any such former members of any such Former Group, or successors thereof, would be usable on an aggregate basis to the extent of the income and gains of such former members of such Former Group, or successors thereof on an aggregate basis.

    THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGERS. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR CATEGORIES OF STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, FOREIGN INDIVIDUALS AND ENTITIES AND REGULATED INVESTMENT COMPANIES. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

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                                   LITIGATION

    Three stockholder suits have been filed in the Delaware Court relating to the proposed Mergers.

    Jerry Krim v. John W. Kluge, Silvia Kessel, Joel R. Packer, Michael I. Sovern, Raymond L. Steele, Stuart Subotnick, Arnold L. Wadler, Stephen Wertheimer, Leonard White and Orion Pictures Corporation, (Delaware Chancery Court, C.A. No. 13721); complaint filed September 2, 1994. Orion and each of its directors have been named as defendants in a purported class action lawsuit which alleges that Orion's Board of Directors failed to use the required care and diligence in considering the Mergers, and seeks to enjoin the Mergers. The lawsuit further alleges that as a result of the actions of Orion's directors, Orion's stockholders will not receive the fair value of Orion's assets and business in exchange for their Orion Common Stock, in the Mergers. Orion and its directors have obtained an indefinite extension of time to answer the complaint.

    Harry Lewis v. John W. Kluge, Leonard White, Stuart Subotnick, Silvia Kessel, Joel R. Packer, Michael I. Sovern, Raymond L. Steele, Arnold L. Wadler, Stephen Wertheimer, Actava Group, Inc. and Orion Pictures Corp. (Delaware Chancery Court, C.A. No. 14234); complaint filed April 17, 1995. Orion, each of its directors and Actava have been named in this purported class action lawsuit, which was filed after the execution of the Merger Agreement. The complaint contains similar allegations and seeks similar relief to the Krim case described above. Orion and its directors have obtained an indefinite extension of time to answer the complaint.

    James F. Sweeney, Trustee of Frank Sweeney Defined Benefit Plan Trust v. John D. Phillips, Frederick B. Beilstein, III, John E. Aderhold, Michael B. Cahr, J. M. Darden, III, John P. Imlay, Jr., Clark A. Johnson, Anthony F. Kopp, Richard Nevins, Carl E. Sanders, Orion Picture Corporation, International Telcell, Inc., Metromedia International, Inc. and MCEG Sterling Inc. (Delaware Chancery Court, C.A. No. 13765); complaint filed September 23, 1994. This class action lawsuit was filed by stockholders of Actava against Actava and its directors as well as each of Orion, MITI and Sterling. The complaint alleges that the terms of the Mergers constitute an overpayment by Actava for the assets of Orion and it seeks to enjoin the Mergers. The complaint further alleges that each of Orion, MITI and Sterling knowingly aided, abetted and materially assisted Actava's directors in breach of their fiduciary duties to Actava's stockholders. Actava has filed a motion to dismiss. The plaintiff has not responded. Orion and Sterling have received indefinite extensions of the time to answer the complaint.

    Each of the Krim action, the Lewis action and the Sweeney action are at a preliminary stage. In the case of Krim and Lewis, each of the defendants has not responded to the complaint; in the case of Sweeney, only Actava has responded to the complaint. No discovery has been taken and plaintiffs have not yet moved for class certification in any of the actions. Certain of the defendants have engaged in settlement talks with plaintiffs' counsel in each of the Krim, Lewis and Sweeney actions. Such talks have not resulted in an agreement to settle any of the actions.

                             SURVIVING CORPORATION
                    PRO FORMA COMBINING FINANCIAL STATEMENTS

    The following unaudited Pro Forma Combining Balance Sheet of the accounting acquiror Orion as of May 31, 1995 and unaudited Pro Forma Combining Statement of Operations of the accounting acquiror Orion for the three months ended May 31, 1995 and the year ended February 28, 1995, illustrate the effect of the Mergers (see "Accounting Treatment" below), the associated refinancing of the Orion Senior Indebtedness and the Orion Subordinated Indebtedness, the contribution for equity of inventory by MetProductions, the conversion to equity of certain amounts owed to Met International, the settlement of certain Orion liabilities and accounting for the results of Actava's sporting goods subsidiaries for the period from January 1, 1994 through December 6, 1994 on the equity method as a result of the exchange of such subsidiaries for approximately 39% of Roadmaster's outstanding common stock on December 6, 1994. The unaudited Pro Forma Combining Balance Sheet assumes that the Mergers and other aforementioned transactions occurred on May 31, 1995 and the unaudited Pro Forma Combining Statements of Operations assumes that the Mergers and other aforementioned transactions occurred at the beginning of the periods presented.

    Pursuant to the terms of the Merger Agreement, each holder of Orion Common Stock, MITI Common Stock and Sterling Common Stock will be entitled to receive the number of whole shares of Common Stock equal to the number of shares of Orion Common Stock, MITI Common Stock and Sterling Common Stock, as the case may be, owned immediately prior to the Effective Time multiplied by the Orion Exchange Ratio, the MITI Exchange Ratio and the Sterling Exchange Ratio, respectively, plus cash in lieu of fractional shares and cash issued in respect of dissenters rights of appraisal, if any, (which is expected to be immaterial). The Orion Exchange Ratio will be based upon the Actava Average Closing Price and the number of shares of Orion Common Stock outstanding immediately prior to the Determination Date. The MITI Exchange Ratio will be based upon the Actava Average Closing Price and the number of shares of MITI Common Stock outstanding immediately prior to the Determination Date. The Sterling Exchange Ratio will be based upon the Actava Average Closing Price and the number of shares of Sterling Common Stock outstanding immediately prior to the Determination Date. These pro forma combining financial statements have been prepared assuming: an Actava Average Closing Price of $16.38125, 20.0 million shares of Orion Common Stock outstanding and an Orion Exchange Ratio of .57143; 1.7 million shares of MITI Common Stock outstanding and a MITI Exchange Ratio of 5.54937; and 11.2 million shares of Sterling Common Stock outstanding and a Sterling Exchange Ratio of
 .04627. The actual Orion Exchange Ratio, MITI Exchange Ratio and Sterling Exchange Ratio will be determined on the Determination Date in accordance with the formulas set forth in the Merger Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS." The Actava Options will remain outstanding after the Effective Time with the same terms and subject to the same conditions as in effect prior to the Effective Time. The MITI Options will be converted into options to purchase shares of Common Stock, with a proportional adjustment being made to the exercise price of and the number of shares into which to each such option to reflect the MITI Exchange Ratio in the Mergers.

ACCOUNTING TREATMENT

    At the Effective Time, the Metromedia Holders will (through their majority ownership of the Orion Common Stock and through their control, with a member of Orion's management, of the Board of Directors of Orion) control the direction and operations of the Surviving Corporation as a result of their ability to appoint a majority of the members of the Board of Directors of the Surviving Corporation at the Effective Time and will be the Surviving Corporation's single largest stockholder. Due to the existence of common control of Orion and MITI, their combination pursuant to the Mergers will be accounted for as a combination of entities under common control. As a result, the combination of Orion and MITI will be effected utilizing historical costs for the ownership interests of the Metromedia Holders. The remaining ownership interests of MITI other than those of the Metromedia Holders will be accounted for based on fair value, as determined by the value of shares received by such holders at the Effective Time, in accordance with the purchase method of accounting. For accounting purposes only, Orion and MITI have been deemed to be the joint acquiror of Actava and Sterling. The acquisition of Actava and Sterling will be accounted for as a purchase. As a result of the reverse acquisition of Actava by Orion, the historical financial statements of the Surviving Corporation for periods prior to the Mergers will be those of Orion rather than Actava.

    The pro forma adjustments are based upon currently available information and upon certain assumptions that management of each of Actava, Orion, MITI and Sterling (collectively "Management") believes are reasonable. The mergers of Actava and Sterling will be recorded based upon the estimated fair market value of the net tangible assets acquired at the date of acquisition. The adjustments included in the unaudited pro forma combining financial statements represent Management's preliminary determination of these adjustments based upon available information. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.

    The unaudited pro forma combining financial statements are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates. The unaudited pro forma combining financial statements should be read in conjunction with the historical financial statements of Actava (incorporated by reference), Orion, MITI and Sterling, together with the related notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus.

                             SURVIVING CORPORATION

                  UNAUDITED PRO FORMA COMBINING BALANCE SHEET
                                 (IN THOUSANDS)

                                                                                                    MAY 31, 1995
                                                                                         -----------------------------------
                         MAY 31,                                JUNE 30                    SURVIVING
                          1995           MARCH 31, 1995           1995                    CORPORATION
                       -----------   -----------------------   ----------    PRO FORMA     PRO FORMA         PRO FORMA
                          ORION         MITI        ACTAVA      STERLING      MERGER      FOR MERGER        REFINANCING
                       HISTORICAL    HISTORICAL   HISTORICAL   HISTORICAL   ADJUSTMENTS    COMBINED         ADJUSTMENTS
                       -----------   ----------   ----------   ----------   -----------  -------------  --------------------
Cash and marketable
  securities.........   $   14,188    $  2,430     $  44,274     $  613      $  --          $   61,505        $(41,586)(13)
                                                                                                                (7,882)(24)
Accounts
  receivable.........       40,776         713       139,791      3,140         --             184,420
Notes receivable.....      --           --            98,063      --            --              98,063         (44,895)(14)
Other current
  assets.............       67,140         264        44,475      --            15,024(1)      136,003          --
                                                                                 9,100(2)
                       -----------   ----------   ----------      -----     -----------     ----------         -------
Current assets.......      122,104       3,407       326,603      3,753         24,124         479,991         (94,363)
Film inventories.....      159,901      --            --          2,891            558(3)      163,350          --
Property and
  equipment, net.....        2,334       2,379        33,517      --            --              38,230          --
Intangibles..........      --            9,460           633      --           301,695(4)      306,972          --
                                                                                  (633)(5)
                                                                                (4,183)(6)
Other assets.........       38,945      29,406        98,704        430        (10,382)(7)     156,103           6,745(13)
                                                                                (1,000)(8)                      (4,469)(13)
                       -----------   ----------   ----------      -----     -----------     ----------         -------
    Total assets.....   $  323,284    $ 44,652     $ 459,457     $7,074      $ 310,179      $1,144,646        $(92,087)
                       -----------   ----------   ----------      -----     -----------     ----------         -------
Accrued expenses.....   $   30,788    $  3,189     $  80,235     $  398      $   6,500(9)   $  144,573        $ (4,882)
                                                                                 7,944(10)
                                                                                15,982(11)
                                                                                  (463)(12)
Short-term debt......       79,573      36,584        86,379        495        (10,994)(12)    192,037         (77,899)(13)
                                                                                                               (25,380)(14)
                                                                                                                61,504(13)
Other current
  liabilities........       54,777       4,801         8,941      2,183         --              70,702          --
                       -----------   ----------   ----------      -----     -----------     ----------         -------
Current
  liabilities........      165,138      44,574       175,555      3,076         18,969         407,312         (46,657)
Deferred income
  taxes..............      --           --             6,911      --            --               6,911          --
Deferred revenues....       30,580      --            --            232         --              30,812          (3,000)(24)
Long-term debt.......      118,577         584       156,826      --           (19,658)(8)     256,329         (92,143)(13)
                                                                                                               108,000(13)
                                                                                                               (19,515)(14)
Other liabilities....       27,217         165        --          --            --              27,382          --
Stockholders' equity:
 Common stock........        5,000           2        22,768         11         (4,913)(4)      40,776          --
                                                                                15,950(4)
                                                                                   867(2)
                                                                                 1,091(12)
 Additional paid-in
   capital...........      265,811      35,794        34,903      1,989        347,542(4)      684,504          --
                                                                               (15,950)(4)
                                                                                 8,233(2)
                                                                                10,366(12)
                                                                                (4,183)(6)
 Retained earnings
   (accumulated
   deficit)..........     (289,039)    (36,467)      168,749      1,766         (1,766)(4)    (309,380)       (38,773)(13)
                                                                              (168,749)(4)
                                                                                16,126(4)
Treasury Stock.......      --           --          (106,255)     --           106,255(4)       --              --
                       -----------   ----------   ----------      -----     -----------     ----------         -------
    Total
      stockholders'
      equity
      (deficiency)...      (18,228)       (671)      120,165      3,766        310,868         415,900        (38,773)
                       -----------   ----------   ----------      -----     -----------     ----------         -------
    Total liabilities
      and
      stockholders'
      equity
(deficiency).........   $  323,284    $ 44,652     $ 459,457     $7,074      $ 310,179      $1,144,646        $(92,087)
                       -----------   ----------   ----------      -----     -----------     ----------         -------
                       -----------   ----------   ----------      -----     -----------     ----------         -------



                         SURVIVING
                        CORPORATION
                         PRO FORMA
                         COMBINED
                       -------------
Cash and marketable
  securities.........   $     12,037

Accounts
  receivable.........        184,420
Notes receivable.....         53,168
Other current
  assets.............        136,003

                       -------------
Current assets.......        385,628
Film inventories.....        163,350
Property and
  equipment, net.....         38,230
Intangibles..........        306,972

Other assets.........        158,379

                       -------------
    Total assets.....   $  1,052,558
                       -------------
Accrued expenses.....   $    139,691

Short-term debt......        150,262

Other current
  liabilities........         70,702
                       -------------
Current
  liabilities........        360,655
Deferred income
  taxes..............          6,911
Deferred revenues....         27,812
Long-term debt.......        252,671

Other liabilities....         27,382
Stockholders' equity:
  Common stock.......         40,776

 Additional paid-in
   capital...........        684,504

 Retained earnings
   (accumulated
   deficit)..........       (348,153)

Treasury Stock.......        --
                       -------------
    Total
      stockholders'
      equity
      (deficiency)...        377,127
                       -------------
    Total liabilities
      and
      stockholders'
      equity
      (deficiency)...   $  1,052,558
                       -------------
                       -------------

                             SURVIVING CORPORATION

                  PRO FORMA COMBINING STATEMENT OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                         THREE MONTHS ENDED        THREE MONTHS ENDED         THREE MONTHS ENDED
                            MAY 31, 1995             MARCH 31, 1995             JUNE 30, 1995         PRO FORMA
                         ------------------     -------------------------     ------------------     MERGER AND
                               ORION               MITI          ACTAVA            STERLING          REFINANCING
                             HISTORICAL         HISTORICAL     HISTORICAL         HISTORICAL         ADJUSTMENTS
                         ------------------     ----------     ----------     ------------------     -----------
Revenues.............         $ 42,232           $  1,111       $ 57,062            $1,705             $--

Cost of revenues.....           38,901             --             44,304               922                  11(15)

Operating expenses...            5,823              5,738         13,405               732                 (99)(16)
Deprecation and
  amortization.......              142                386          2,333                22               2,969(17)
                                ------          ----------     ----------            -----           -----------
Operating income
  (loss).............           (2,634)            (5,013)        (2,980)               29              (2,881)
Other income
 (expense):
 Interest expense,
   net...............           (6,927)              (439)        (5,556)          --                    6,603(18)
                                                                                                         1,131(19)
                                                                                                        (2,974)(20)
                                                                                                          (674)(21)
                                                                                                          (662)(22)

 Other, net..........         --                     (534)         1,501           --                   --
                                ------          ----------     ----------            -----           -----------
Income (loss) before
  tax................           (9,561)            (5,986)        (7,035)               29                 543
Provision for income
  taxes..............              200             --             --                    13              --
                                ------          ----------     ----------            -----           -----------
Net income (loss)
  from continuing
  operations.........         $ (9,761)          $ (5,986)      $ (7,035)           $   16             $   543
                                ------          ----------     ----------            -----           -----------
                                ------          ----------     ----------            -----           -----------
Number of shares
  issued and
  outstanding........

Loss per share.......

                       THREE MONTHS ENDED
                          MAY 31, 1995
                       ------------------
                           SURVIVING
                        CORPORATION PRO
                         FORMA COMBINED
                       ------------------
Revenues.............       $102,110

Cost of revenues.....         84,138

Operating expenses...         25,599
Deprecation and
  amortization.......          5,852
                             -------
Operating income
  (loss).............        (13,479)
Other income
  (expense):
  Interest expense,
    net..............         (9,498)





 Other, net..........            967
                             -------
Income (loss) before
  tax................        (22,010)
Provision for income
  taxes..............            213
                             -------
Net income (loss)
  from continuing
  operations.........       $(22,223)
                             -------
                             -------
Number of shares
  issued and
  outstanding........         40,776

Loss per share.......       $  (0.55)
                             -------
                             -------

                             SURVIVING CORPORATION

                  PRO FORMA COMBINING STATEMENT OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                            YEAR ENDED DECEMBER 31, 1994
                    YEAR ENDED       ------------------------------------------      YEAR ENDED
                 FEBRUARY 28, 1995                                  ACTAVA         MARCH 31, 1995      PRO FORMA
                 -----------------                                 SPORTING       -----------------   MERGER AND
                       ORION            MITI        ACTAVA          GOODS             STERLING        REFINANCING
                    HISTORICAL       HISTORICAL   HISTORICAL   SUBSIDIARIES(23)      HISTORICAL       ADJUSTMENTS
                 -----------------   ----------   ----------   ----------------   -----------------   -----------
Revenues.......      $ 191,244        $   3,545    $ 551,828      $ (302,326)          $ 8,443         $  --
Cost of
  revenues.....        187,477           --          461,175        (265,707)            4,656                43(15)
Operating
  expenses.....         21,278           19,312       77,638         (36,565)            3,240              (204)(16)
Depreciation
  and
  amortization.            767            1,149       13,336          (4,900)               90            11,875(17)
                      --------       ----------   ----------        --------            ------        -----------
Operating
  income
  (loss).......        (18,278)         (16,916)        (321)          4,846               457           (11,714)
Other income
  (expense):
  Interest
    expense, net       (29,082)            (213)     (28,434)          5,299           --                 29,884(18)
                                                                                                           2,867(19)
                                                                                                         (11,897)(20)
                                                                                                          (2,696)(21)
                                                                                                          (2,649)(22)
 Other.........         (1,610)          (2,012)       5,299              82           --                 --
                      --------       ----------   ----------        --------            ------        -----------
Income (loss)
  before tax...        (48,970)         (19,141)     (23,456)         10,227               457             3,795
Provision for
  income taxes.          1,300           --           --                (417)              198            --
                      --------       ----------   ----------        --------            ------        -----------
                       (50,270)         (19,141)     (23,456)         10,644               259             3,795
Equity in loss
  of Actava
  Sporting Goods
  Subsidiaries.       --                 --           --             (10,644)          --                 --
                      --------       ----------   ----------        --------            ------        -----------
Net income
  (loss) from
  continuing
  operations...      $ (50,270)       $ (19,141)   $ (23,456)     $ --                 $   259         $   3,795
                      --------       ----------   ----------        --------            ------        -----------
                      --------       ----------   ----------        --------            ------        -----------
Number of
  shares issued
  and
  outstanding..         20,000
                      --------
                      --------
Loss per
  share........      $   (2.51)
                      --------
                      --------

                 YEAR ENDED FEBRUARY
                         28,
                        1995
                 -------------------
                      SURVIVING
                     CORPORATION
                      PRO FORMA
                      COMBINED
                 -------------------
Revenues.......       $ 452,734
Cost of
  revenues.....         387,644
Operating
  expenses.....          84,699
Depreciation
  and
  amortization.          22,317
                       --------
Operating
  income
  (loss).......         (41,926)
Other income
  (expense):
  Interest
    expense, net        (36,921)

 Other.........           1,759
                       --------
Income (loss)
  before tax...         (77,088)
Provision for
  income taxes.           1,081
                       --------
                        (78,169)
Equity in loss
  of Actava
  Sporting Goods
  Subsidiaries.         (10,644)
                       --------
Net income
  (loss) from
  continuing
  operations...       $ (88,813)
                       --------
                       --------
Number of
  shares issued
  and
  outstanding..          40,776
                       --------
                       --------
Loss per
  share........       $   (2.18)
                       --------
                       --------

------------

 (1) Reflects Actava's inventory at estimated fair market value.
 (2) Reflects contribution of film inventory and the conversion of indebtedness by certain affiliates of Metromedia in exchange for 866,669 shares of Common Stock.
 (3) Reflects Sterling's film inventory at estimated fair market value.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (4) Reflects the excess of cost over the estimated fair value of net tangible assets acquired in the Mergers, the elimination of Actava's and Sterling's historical additional paid-in capital and retained earnings (accumulated deficit) the elimination of MITI's accumulated deficit attributable to the minority stockholders, the retirement of Actava's treasury stock and the value of the Common Stock issued to the Actava and Sterling stockholders and MITI minority stockholders in the Mergers.

                                                                              (IN THOUSANDS
                                                                              EXCEPT SHARE
                                                                                 AND PER
                                                                               SHARE DATA)
Actava shares outstanding at May 31, 1995.................................      17,346,726
Common Stock to be owned by MITI minority stockholders....................       4,211,432
Common Stock to be owned by Sterling stockholders.........................         518,918
                                                                             ---------------
Number of shares issued to acquire Actava, MITI Minority and Sterling.....      22,077,076
Per share price at closing (assumed at September 20, 1995 for illustrative
purposes).................................................................     $     18.75
                                                                             ---------------
Value of stock............................................................     $   413,945
Value of Actava options...................................................           7,944
Value of MITI options.....................................................          19,548
Transaction costs.........................................................           6,500
                                                                             ---------------
Purchase price of Actava, MITI minority and Sterling......................         447,937
Less--Estimated fair value of net tangible assets acquired................         146,242
                                                                             ---------------
Excess of cost over fair value of the net tangible assets acquired........     $   301,695
                                                                             ---------------
                                                                             ---------------

     These adjustments reflect the conversion of each outstanding share of Orion Common Stock and MITI Common Stock into .57143 and 5.54937 shares of Common Stock, respectively. Based on the number of shares of Orion Common Stock and MITI Common Stock outstanding at September 20, 1995 and assuming an Actava Average Closing Price of $16.38125, the MITI Common Stock owned by the Metromedia Holders and all of the Orion Common Stock will be converted into an aggregate of 16,740,986 shares of Common Stock, excluding shares issued in connection with the conversion of certain amounts owed to MetProductions and Met International as described in footnotes (2) and
     (12) to the Pro Forma Financial Statements, respectively. Excess of cost over fair value of the net tangible assets acquired is presented in the pro forma balance sheet utilizing estimated amounts at September 20, 1995 and will be determined at the Effective Time. Such amount will also be allocated according to the estimated fair values of assets at the Effective Time.

 (5) Reflects elimination of historical goodwill of Actava.

 (6) Reflects elimination of historical goodwill of MITI attributable to MITI minority stockholders.

 (7) Reflects Actava's equity investment in Roadmaster at fair market value at September 20, 1995.

 (8) Reflects fair market value of Actava's debentures based on trading quotes as of September 20, 1995 and the elimination of $1.0 million of historical debt issuance cost.

 (9) Reflects transaction costs incurred in connection with the Mergers.

(10) Reflects estimated fair market value of Actava's stock options at September 20, 1995.

(11) Reflects excess of estimated fair market value at September 20, 1995 of MITI's stock options over amounts accrued at March 31, 1995.

(12) Reflects conversion of $6.0 million of indebtedness owed to certain affiliates of Metromedia and $5.5 million of indebtedness as of March 31, 1995 to be refinanced by certain affiliates of Metromedia into 1,091,137 shares of Common Stock. In addition, $8.6 million borrowed from certain affiliates of Metromedia subsequent to March 31, 1995 and outstanding as of September 20, 1995 will be converted into 819,048 shares of Common Stock at the Effective Time.

(13) Reflects the refinancing of the Orion Senior Indebtedness (including unamortized discount) and the Orion Subordinated Indebtedness with the Term Loan and the MIG Credit Facility (as described elsewhere herein). Debt issuance costs are assumed to be paid in cash. A loss of $38.8 million on the retirement of this debt will be reflected as an extraordinary loss in the fiscal period following the consummation of the Mergers and this financing.

                                                                              IN THOUSANDS
                                                                               DR. (CR.)
                                                                              ------------
Elimination of the current portion of Orion Existing Indebtedness
  (comprised of the Orion Senior Indebtedness and the current portion of the
  Orion Subordinated Indebtedness).........................................    $   77,899
Elimination of the non-current portion of the Orion Subordinated
Indebtedness...............................................................        92,143
Capitalization of financing fees...........................................         6,745
Loss on refinancing of debt................................................        38,773
Refinancing with current portion of Term Loan ($27,000) and the MIG Credit
  Facility ($34,504).......................................................       (61,504)
Refinancing with non-current portion of Term Loan..........................      (108,000)
Reduction of Surviving Corporation's cash needed to effect refinancing.....       (41,586)
Reduction of Other Assets due to write off of deferred financing fees
  related to the Existing Orion Indebtedness...............................        (4,469)
                                                                              ------------
     Net...................................................................    $        0
                                                                              ------------
                                                                              ------------

(14) Reflects the settlement of amounts due to and from the participants in the Mergers and Metromedia.

(15) Reflects additional amortization expense associated with the purchase price allocation to film inventories.

(16) Reflects elimination of Plan distribution costs as a result of Mergers and refinancing.

(17) Reflects amortization of the excess of cost over the fair value of net tangible assets acquired in the Mergers by use of the straight-line method over 25 years.

(18) Reflects elimination of interest expense attributable to Orion Senior Indebtedness and Orion Subordinated Indebtedness as a result of refinancing.

(19) Reflects reduction in interest expense due to the repayment of Actava's Swiss Franc Senior Subordinated Debentures, net of reduction in interest income (assumed interest rate of 4.5%) related to cash equivalents utilized to retire redeemable common stock on February 17, 1995.

(20) Reflects interest expense on the Term Loan (assumed interest rate of 9.0%).

(21) Reflects interest expense on the MIG Credit Facility (assumed interest rate of 9.0%).

(22) Reflects amortization of debt issuance costs related to the Term Loan and the MIG Credit Facility.

(23) Reflects the results of Actava's Sporting Goods subsidiaries on the equity method for the period from January 1, 1994 through December 6, 1994. The Actava Sporting Goods subsidiaries were combined with Roadmaster in exchange for approximately 19.2 million shares of Roadmaster Common Stock. Actava consolidated the results of operations of the Sporting Goods subsidiaries with the results of Actava for periods ending prior to December 6, 1994. Actava's investment in Roadmaster is accounted for by the equity method.

(24) Reflects the settlement of certain Orion liabilities at the Effective Time.

                          INFORMATION REGARDING ORION

BUSINESS OF ORION

    Orion, which was incorporated in Delaware in 1968 and is the successor to a New York corporation incorporated in 1952, changed its name from Filmways, Inc. to Orion Pictures Corporation in 1982. Orion is engaged in the worldwide distribution of filmed entertainment product for theatrical, cable, pay and free television markets, to the video cassette and video disc markets and through other emerging technologies. Orion has a library of approximately 750 motion pictures and television titles which it distributes in all media. Orion also distributes product produced by third parties and acquired by Orion through non-recourse financing and provides distribution services for third parties. Upon consummation of the Mergers, Orion intends to initiate the production and acquisition of new motion pictures, which management believes will enhance the marketability and value of the existing library.

    On the Filing Date, Orion filed for protection under chapter 11 of the Bankruptcy Code with the Court. The Court confirmed the Plan on October 20, 1992 and the Plan became effective on November 5, 1992. For a brief summary of the Plan, see "INFORMATION REGARDING ORION-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Historical Business

    Before the Filing Date, Orion was engaged primarily in the financing, production and distribution of motion pictures for the worldwide theatrical market, including distribution of motion pictures financed and produced by others. In addition, Orion distributed motion pictures to the worldwide home video, free television, cable and pay television markets. Orion also developed, financed, produced and distributed newly created made-for-television product, which has included, in the past, series and related pilots, motion pictures and mini-series produced for exhibition on the major networks in the United States as well as first-run programming produced for syndication in the domestic television marketplace. Before the Filing Date, Orion's operating plan had been to release approximately 12 to 15 theatrical motion pictures each year.

  Events Leading to Bankruptcy Case

    During fiscal 1990, 1991 and 1992, many of Orion's films failed to meet preliminary expectations in the domestic theatrical marketplace and failed to reach hoped-for levels of domestic video sales. The result of such performances was that Orion's domestic theatrical film revenues failed to recover the print and advertising costs it expended which, when combined with disappointing home video results, placed significant pressure on Orion's cash reserves. In addition, beginning with the first half of fiscal 1991, Orion released or planned to release a large number of films having well-known stars, with costs above Orion's average cost of films over the previous two-year period. Generally, Orion paid for these films as they were delivered during this period, which required significant amounts of cash. Furthermore, the print and advertising expenditures to support the domestic theatrical release of these pictures were significantly higher than on Orion's previous films. Those expenditures put further strains on Orion's liquidity. As a result, despite the success of "DANCES WITH WOLVES" and "THE SILENCE OF THE LAMBS" in late fiscal 1991 and the first half of fiscal 1992 and the solid performances of "ROBOCOP 2," "MERMAIDS" and "BILL & TED'S BOGUS JOURNEY," Orion was placed under enormous financial pressure by the economically disappointing motion picture releases during fiscal 1990 and part of fiscal 1991. This financial pressure was exacerbated by the costs of an expanding television production division and increasing overhead and debt service costs. These factors exhausted Orion's credit lines and depleted its available cash reserves.

    Orion took a number of steps prior to the Filing Date to augment its liquidity, including increasing the maximum amount available under its credit facility, selling certain assets and commencing exchange offers for its then outstanding senior and subordinated debentures. Despite these efforts, Orion was in default under its credit facility and under its senior and subordinated debentures and was experiencing difficulty in paying its trade creditors on a timely basis. As a result of these and other factors, on the Filing Date, Orion and substantially all of its subsidiaries sought relief under chapter 11 of the Bankruptcy Code.

  Business and Results of Operations of Orion Following Plan Consummation

    In connection with the consummation of the Plan, Orion entered into a number of agreements with its creditors, including the Third Restated Credit Agreement and the Indentures which severely restricted Orion's ability to engage in the development, production or acquisition of new product. The Plan essentially provided that Orion was to release the Unreleased Films and exploit its existing film library in all media. The Plan further required that Orion use 100% of its Net Cash Flow from such activities to pay principal and interest on the indebtedness incurred by Orion in connection with the Plan. Since the Plan Effective Date, Orion has paid an aggregate of $220.8 million to the Banks, Sony and the holders of the Orion Subordinated Indebtedness. Despite these payments, Orion's operating results since the Plan Effective Date have been disappointing and generally have been less than the results projected in the Plan.

    In addition to releasing the Unreleased Films, since the Plan Effective Date, Orion has exploited its existing film library and other assets in existing and new markets and through emerging technologies. Orion's film library includes in excess of 750 previously released theatrical and television motion pictures, television series and other television programs. Some of the noteworthy titles in Orion's film library include "PLATOON," "DANCES WITH WOLVES" and "THE SILENCE OF THE LAMBS," each of which won the Academy Award for best picture. Orion's distribution organization distributes its library and any acquired entertainment assets as described above, in the worldwide market. More specifically, Orion Home Entertainment Corporation ("OHEC"), a wholly owned subsidiary of Orion, distributes Orion's home video product in the United States and Canada. Orion Pictures Distribution Corporation, another wholly owned subsidiary of Orion, among other things, directly licenses Orion's motion pictures to theaters throughout the United States. Orion's motion pictures are licensed to theaters throughout Canada by a subdistributor.

    Orion had historically distributed motion pictures to theaters in foreign countries (other than Canada) pursuant to an agreement Orion entered into in February 1990 (the "Sony Theatrical Agreement") with Sony and has continued to do so following the Plan Effective Date. The Sony Theatrical Agreement originally provided for exclusive theatrical distribution for a specified license period by Sony in foreign countries (other than Canada) of 50 of Orion's current and future motion pictures meeting certain qualifying criteria. The Sony Theatrical Agreement was amended in connection with the Plan to include only 23 motion pictures, concluding with the last of the Unreleased Films owned by Orion on the Plan Effective Date. In February 1990, Orion also entered into an exclusive film licensing agreement (the "Sony Video Agreement") with Sony. The Sony Video Agreement originally provided for exclusive distribution for a specified license period by Sony to the home video marketplace throughout the world (except for the United States and Canada) of 50 of Orion's current and future motion pictures meeting certain qualifying criteria. This agreement was also amended in connection with the Plan to include only 23 pictures, concluding with the Unreleased Films.

    The Unreleased Films, which Orion owned at the Plan Effective Date, have all been subsequently released theatrically by Orion in the United States and Canada to less than anticipated results. These results, coupled with the reduction, as a result of Orion's settlement of certain litigations with Showtime Networks Inc. ("Showtime"), from the contractual amounts which otherwise would have been payable by Showtime to Orion pursuant to a pay television output agreement between Orion and Showtime have had an adverse effect on Orion's results of operations and liquidity. See "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operations." As Orion's ability to engage in the development and production of new product is strictly limited by the Third Restated Credit Agreement, the Indentures and certain other agreements entered into in connection with the Plan, since the Plan Effective Date, Orion has not fully or substantially financed the production of any new film product for release in the theatrical marketplace. Specifically, such agreements permit Orion to engage in the development, production and acquisition of motion picture product only to the extent that such activities are financed on a 100% nonrecourse basis to Orion, and to otherwise purchase additional entertainment assets with nonrecourse financing secured solely by the assets so purchased. Since the Plan Effective Date, Orion has been able to acquire, with nonrecourse financing provided by an affiliate of Metromedia, certain rights to distribute films from other film producers in specified media and territories for varying periods of time. Under such arrangements, Orion receives a distribution fee; however, such arrangements, to date, have not contributed substantially to Orion's results of operations.

    Pursuant to the terms of the Third Restated Credit Agreement and certain other agreements entered into in connection with the Plan, Orion was required to make certain payments to the Banks and to Sony in October and November 1994, respectively, which it was not able to pay in full because it did not generate sufficient Net Cash Flow. The amount payable to the Banks was subject to the Bank Guarantee made by Metromedia and Mr. Kluge. Accordingly, in October 1994, Metromedia paid $14,041,000 in favor of the Banks on behalf of Orion. In addition, Metromedia made a payment in November 1994, of $5,159,000 to Sony in order to satisfy Orion's payment obligation to Sony. Metromedia will be obligated to make an additional payment to Sony during October 1995 and Orion anticipates that Metromedia will be obligated to make an additional payment to the Banks during October 1995 pursuant to the Bank Guarantee. Any payments made by Metromedia to the Banks and Sony on Orion's behalf during October 1995, would be repaid in full to Metromedia by the Surviving Corporation at the Effective Time. In addition, the Indentures pursuant to which the Talent Notes and Creditor Notes were issued provide that an Event of Default will occur under such Indentures if the aggregate amount of Net Cash Flow paid by Orion to the holders of Talent Notes, Creditor Notes and 10% Subordinated Debentures does not exceed the mandatory minimum amounts specified in such Indentures. An Event of Default under the Indentures pursuant to which the Talent Notes and Creditor Notes were issued occurred as of August 31, 1995. See "INFORMATION REGARDING ORION-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

    Orion was organized under the laws of the State of Delaware on November 21, 1968. Orion's executive offices are located at 1888 Century Park East, Seventh Floor, Los Angeles, California 90067. Orion's telephone number is (310) 282-0550.

    Additional information concerning Orion and its subsidiaries is contained in Orion's Annual Report on Form 10-K, as amended, for the year ended February 28, 1995, Orion's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 and Orion's other public filings. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SELECTED FINANCIAL DATA

   The following table presents selected financial information for Orion for each of the five fiscal years ended, and as of, February 28 (29), 1995, 1994, 1993, 1992, and 1991. The selected financial data for each of the five fiscal years ended, and as of, February 28 (29), 1995, 1994, 1993, 1992, and 1991, are
derived from and qualified in their entirety by reference to the audited consolidated financial statements, the most recent three years of which are included elsewhere herein, and should be read in conjunction with such financial statements and the independent auditor's report, which contains an explanatory paragraph that states that Orion is a defendant in certain litigation which alleges various breaches of agreements by Orion and seeks certain damages. The independent auditor's report also includes an explanatory paragraph that states that based upon Orion's inability to meet required debt payments that are due within the next year under the terms of its Indebtedness (as defined in note 6 of the Notes to Consolidated Financial Statements) there exists substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements and the selected data do not include any adjustment that might result from the outcome of these uncertainties. Per share amounts for the fiscal years ended in February, 1992, and 1991, reflect the impact of the recapitalization in fiscal 1993. The selected financial data for Orion presented below as of and for the three months ended May 31, 1995 and 1994 have been derived from unaudited interim financial statements of Orion which, in the opinion of management, reflect all material adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of such data. All of the following data should be read in conjunction with "INFORMATION REGARDING ORION--Management's Discussion and Analysis of Financial Condition and Results of Operations" and Orion's Consolidated Financial Statements appearing elsewhere in this Joint Proxy Statement/Prospectus.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              THREE MONTHS   THREE MONTHS              FISCAL YEARS ENDED FEBRUARY 28 (29),
                               ENDED MAY      ENDED MAY     ----------------------------------------------------------
                                31, 1995       31, 1994       1995       1994        1993        1992          1991
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenues from continuing
  operations................    $ 42,232       $ 83,757     $191,244   $ 175,662   $222,318   $   491,117   $  507,304
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Loss from continuing
  operations................    $ (9,761)      $(12,104)    $(50,270)  $(125,196)  $(72,973)  $  (280,832)  $  (60,648)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Loss from discontinued
 television operations......    $ --           $ --         $  --      $  --       $  --      $   (31,239)  $   (2,337)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Loss before extraordinary
  gains.....................    $ (9,761)      $(12,104)    $(50,270)  $(125,196)  $(72,973)  $  (312,071)  $  (62,985)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Net income (loss)...........    $ (9,761)      $(12,104)    $(50,270)  $(125,196)  $250,240   $  (312,071)  $  (62,985)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Loss from continuing
 operations per share:
 Primary....................    $   (.49)      $   (.61)    $  (2.51)  $   (6.26)  $ (11.29)  $ (1,744.47)  $  (409.97)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
 Fully diluted..............    $   (.49)      $   (.61)    $  (2.51)  $   (6.26)  $ (11.26)  $ (1,755.38)  $  (427.30)
                              ------------   ------------   --------   ---------   --------
                              ------------   ------------   --------   ---------   --------
Loss before extraordinary
 gains per share:
 Primary....................    $   (.49)      $   (.61)    $  (2.51)  $   (6.26)  $ (11.29)  $ (1,938.50)  $  (425.76)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
 Fully diluted..............    $   (.49)      $   (.61)    $  (2.51)  $   (6.26)  $ (11.26)  $ (1,950.62)  $  (443.75)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Net income (loss) per common
 share:
 Primary....................    $   (.49)      $   (.61)    $  (2.51)  $   (6.26)  $  38.70   $ (1,938.50)  $  (425.76)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
 Fully diluted..............    $   (.49)      $   (.61)    $  (2.51)  $   (6.26)  $  38.62   $ (1,950.62)  $  (443.75)
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Common and common equivalent
 shares entering into
 computation of per-share
 amounts:
 Primary....................      20,000         20,000       20,000      20,000      6,465           161          148
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
 Fully diluted..............      20,000         20,000       20,000      20,000      6,479           160          142
                              ------------   ------------   --------   ---------   --------   -----------   ----------
                              ------------   ------------   --------   ---------   --------   -----------   ----------
Cash dividends per common
  share.....................    $ --           $ --         $  --      $  --       $  --      $   --        $   --

BALANCE SHEET DATA

Total assets................    $323,284       $452,920     $351,588   $ 508,014   $704,356   $   856,950   $1,058,673
Notes and subordinated
  debt......................    $198,150       $253,732     $212,079   $ 274,501   $325,158   $   521,968   $  510,894

   See accompanying consolidated financial statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Overview

    On December 11 and 12, 1991 Orion and certain of its subsidiaries filed petitions for relief under the Bankruptcy Code in the Court. During the Bankruptcy Period, Orion operated under a series of Court orders and actively sought to obtain new equity capital and other forms of investment in order to recapitalize. In this regard, Orion filed the Plan with the Court on July 13, 1992 (as amended July 24, August 7, September 3 and October 20, 1992) and the Disclosure Statement. On October 20, 1992, the Court confirmed the Plan which became effective on November 5, 1992. The Plan and Orion's reorganization activities are more fully described in "Liquidity and Capital Resources" below.

  Results of Operations

  Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    During the first quarter of the fiscal year ending February 29, 1996 ("fiscal 1996"), Orion recorded a net loss of $9,761,000 on revenues of $42,232,000. During the first quarter of the preceding year ("fiscal 1995"), Orion recorded a net loss of $12,104,000 on revenues of $83,757,000.

    Certain factors should be considered when evaluating Orion results of operations in the first quarter of both fiscal 1996 and fiscal 1995. Approximately two-thirds of Orion's film inventories are stated at amounts approximating their estimated net realizable value and do not result in the recording of gross profit upon recognition of related revenues. A significant portion of recorded revenues in the first quarter of both fiscal 1996 and fiscal 1995 related to such film inventories. Accordingly, gross profit from profitable pictures (before the effect of the writedowns in the first quarter of fiscal 1995 described below) was insufficient to cover selling, general and administrative costs and interest costs during each quarter. In addition, Orion released three films in the domestic theatrical marketplace during the first quarter of fiscal 1995. Orion recorded approximately $5,500,000 of writedowns to estimated net realizable value during that quarter on two of these titles.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    For the year ended February 28, 1995 ("fiscal 1995"), Orion recorded a net loss of $50,270,000 on revenues of $191,244,000. For the year ended February 28, 1994 ("fiscal 1994"), Orion recorded a net loss of $125,196,000 on revenues of $175,662,000. For the year ended February 28, 1993 ("Fiscal 1993") Orion recorded a loss before extraordinary items of $72,973,000 and extraordinary gains of $323,213,000 resulting in net income of $250,240,000 for fiscal 1993, on revenues of $222,318,000.

    Orion's results of operations from year to year have been substantially dependent on both the number of films released and on the acceptance of Orion's current product by general audiences. Orion released three films in fiscal 1993, four films in fiscal 1994, and five films in fiscal 1995. These pictures performed poorly in the domestic theatrical marketplace and did not generate sufficient gross profit to maintain a profitable level of operations during those years. The success of "DANCES WITH WOLVES" and "THE SILENCE OF THE LAMBS" during fiscal 1993 only partially mitigated these results. The following paragraphs describe the most significant factors affecting Orion's results during this three year period.

    During fiscal 1995, Orion recorded approximately $7,500,000 of writedowns to the estimated net realizable value related to the five theatrical titles released domestically during that year and $9,600,000 of writedowns to previously released product. These writedowns had a negative effect on Orion's reported gross profit (loss) in fiscal 1995.

    During fiscal 1994, Orion wrote off additional amounts on a large number of its previously released theatrical and television library titles due to certain events that occurred during that year. Such writedowns, which aggregated approximately $37,400,000 included certain amounts due to: 1) the

Showtime Settlement (defined below and which is more fully described in Note 5 of Notes to Orion's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus ("Note 5")) and 2) current market conditions that affected management's estimates in the fourth quarter of fiscal 1994 of the future revenue-generating potential of certain of Orion's theatrical and television library product in the domestic free television market places. In addition, including the effect of the Showtime Settlement described above, Orion recorded approximately $30,400,000 of writedowns to the estimated net realizable value related to the four theatrical titles released domestically during that year, and approximately $26,800,000 of additional provisions for losses on the five titles that remained unreleased at February 28, 1994. These fiscal 1994 losses, approximately $94,600,000 in total, had a significant effect upon Orion's reported gross profit (loss) in fiscal 1994.

    During fiscal 1993, Orion successfully emerged from its chapter 11 bankruptcy proceedings. Several significant adjustments were recorded during that fiscal year to reflect this event in Orion's consolidated financial statements, which resulted in the recognition of an aggregate of $323,313,000 of extraordinary gains, before the effect of income taxes. Orion recorded these adjustments and did not adopt fresh-start reporting in accordance with the provisions of Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants ("SOP 90-7"), as is more fully described in Note 2 of Notes to Orion's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus ("Note 2").

    In addition, Orion realized a benefit of approximately $28,477,000 upon the contribution by Metromedia and Mr. Kluge of a guarantee of bank borrowings, the contribution by Metromedia and Mr. Kluge of an interest in "MERMAIDS" and the contribution by Metromedia and Mr. Kluge of $15,000,000 in cash for an aggregate of 50.1% of the equity interest in Orion. As described in Note 2, Metromedia and Mr. Kluge owned in excess of 50% of Orion's common stock both before and after the effective date of the Plan and, accordingly, this benefit was credited directly to paid-in surplus as a contribution to capital. Furthermore, Orion incurred approximately $20,792,000 of costs directly related to the chapter 11 proceedings during the year that adversely affected results from continuing operations.

    Also during fiscal 1993, Orion wrote off additional amounts on a large number of its previously released theatrical and television library titles due to certain events that occurred during that year. Such writedowns, which aggregated approximately $18,000,000, included certain amounts recorded due to:
1) the disappointing domestic video results in fiscal 1993 for "SHADOWS AND FOG"; 2) the further recognition of the impact of the lack of future production on the marketability of Orion's library; and 3) current market conditions, that significantly affected management's estimates in the fourth quarter of 1993 of the future revenue-generating potential of certain of Orion's theatrical and television library in the foreign pay and free television marketplaces. In addition, Orion recorded approximately $8,100,000 of writedowns to estimated net realizable value during fiscal 1993 related to the two theatrical titles initially released during that year, "ARTICLE 99" and "LOVE FIELD," and approximately $9,700,000 of additional provisions for losses on the nine titles that remained unreleased at February 28, 1993. These fiscal 1993 losses, $35,800,000 in total, significantly impacted the amount of reported gross profit in fiscal 1993.

  Revenues

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    The following table sets forth the sources of Orion's revenues from operations by market during the first quarter of fiscal 1996 and 1995 (in thousands):

                                                          THREE MONTHS ENDED
                                                               MAY 31,
                                                         --------------------
                                                          1995         1994
                                                         -------      -------
Theatrical distribution...............................   $   953      $ 6,347
Television and video distribution:
  Home video direct distribution......................    14,120       14,902
  Home video subdistribution..........................       405        2,616
  Pay television......................................    11,585       43,951
  Free television and other...........................    15,169       15,941
                                                         -------      -------
      Total television and video distribution.........    41,279       77,410
                                                         -------      -------
                                                         $42,232      $83,757
                                                         -------      -------
                                                         -------      -------

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    The following table sets forth the sources of Orion's revenues from continuing operations by market for each of the last three fiscal years and serves as a basis for the analysis of fluctuations in revenues that follows (in thousands):

   FISCAL YEARS ENDED IN FEBRUARY,                               1995        1994        1993
------------------------------------------------------------   --------    --------    --------
Theatrical Distribution.....................................   $  8,969    $ 33,319    $ 43,255

Television and Video Distribution:
  Home video direct distribution............................     51,905      37,418      52,468
  Home video subdistribution................................      6,749      12,245      12,192
  Pay television............................................     60,900      12,330      41,007
  Free television and other.................................     62,721      90,350      73,396
                                                               --------    --------    --------
Total television and video distribution.....................    182,275     142,343     179,063
                                                               --------    --------    --------
                                                               $191,244    $175,662    $222,318
                                                               --------    --------    --------
                                                               --------    --------    --------

  Theatrical Revenues

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    During the current quarter, Orion released only one title in the domestic theatrical marketplace ("BAR GIRLS") that was acquired utilizing non-recourse financing under the restrictions of the Plan. Such title did not contribute significant revenues during the current quarter, and accordingly theatrical revenues decreased 85% to $953,000 for the three months ended May 31, 1995 as compared to $6,347,000 for the three months ended May 31, 1994. Theatrical revenues in the first quarter of fiscal 1995 reflect the poor performance of the three films released in the domestic theatrical marketplace in that quarter. Together, these films generated approximately $5,000,000 in domestic theatrical revenues.

    Orion's ability to produce or acquire additional product for distribution is limited, therefore, revenues from theatrical distribution will depend on Orion's ability to produce or acquire additional product.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    Orion released five, four, and three theatrical feature films in the domestic market place in fiscal 1995, 1994 and 1993, respectively. Only one of Orion's pictures exceeded $3,000,000 in theatrical revenues during fiscal 1995.

    Only two of Orion's pictures, exceeded $6,000,000 in theatrical revenues during fiscal 1994. Only one of Orion's pictures, "THE ADDAMS FAMILY," exceeded $9,000,000 in theatrical revenues during fiscal 1993. Revenues from "THE ADDAMS FAMILY" were earned solely outside the United States and Canada.

    Orion has released, in the domestic theatrical marketplace, all of the pictures that were fully or substantially financed by Orion. Furthermore, as described above, Orion's ability to produce or acquire additional product for theatrical distribution is limited by the Plan. Accordingly, it is anticipated that revenues from theatrical distribution in the future will depend entirely on Orion's ability to produce or acquire additional product in accordance with the provisions of the Plan.

  Home Video Direct Distribution Revenues

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    The distribution of Orion's theatrical release, "BLUE SKY," and an acquired film "NOSTRADAMUS" in the domestic home video rental market through Orion Home Video ("OHV") accounted for over one-half of Orion's home video direct distribution revenues during the current year's first quarter. The distribution of "ROBOCOP 3" in the domestic home video rental market through OHV accounted for the majority of Orion's home video direct distribution revenues during the previous year's first quarter.

    Orion's reduced theatrical release schedule beginning in fiscal 1992, and the limitations of the Plan with regard to the investment in the production of new theatrical product, are likely to continue to have an adverse effect on quarterly revenues in this market for the foreseeable future.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    All of Orion's home video direct distribution revenues are contributed by OHV. OHV distributed six of Orion's theatrical releases in the domestic home video rental market in fiscal 1995, compared to three releases in both fiscal 1994 and 1993. The distribution of certain of Orion's theatrical titles in the domestic home video "sell-thru" (i.e., lower priced) market through OHV accounted for a significant portion of Orion's home video direct distribution revenues during fiscal 1993, including approximately $13,500,000 attributable to "DANCES WITH WOLVES."

    Over 60% of Orion's fiscal 1995 OHV revenues were generated by seven titles in that year, including "ROBOCOP 3" and "CLIFFORD" which produced revenues in excess of $8,600,000 and $6,600,000 respectively. Over 65% of Orion's fiscal 1994 OHV revenues were generated by five titles in that year, including "THE DARK HALF" and "DANCES WITH WOLVES," which produced revenues in excess of $8,000,000 and $6,200,000, respectively. Over 80% of Orion's fiscal 1993 OHV revenues were generated by four titles in that year, including $16,200,000, $10,300,000 and $9,500,000 which were generated by "DANCES WITH WOLVES," "LITTLE MAN TATE" and "THE SILENCE OF THE LAMBS," respectively.

    The revenues earned by "DANCES WITH WOLVES" and "THE SILENCE OF THE LAMBS" since they were first released in the domestic home video rental market are among the largest generated in this market in the history of the industry. Orion has only one picture, which was fully or substantially produced by Orion left to be released in the domestic home video rental market. Orion does not expect this title to approach the success of these two titles. Furthermore, Orion's reduced theatrical release

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schedule in fiscal 1993, 1994 and 1995 and limitations of the Plan with regard to the investment in the production of new theatrical product, as described elsewhere in this Joint Proxy Statement/Prospectus, are likely to continue to have an adverse effect on future home video annual revenues.

  Home Video Subdistribution Revenues

    Orion's home video subdistribution revenue is primarily generated in the foreign marketplace. Beginning in fiscal 1992, Orion's foreign home video releases began to be distributed under the subdistribution agreement with Sony. Under the terms of such agreement, which was entered into in February 1990, and amended on November 5, 1992, Orion received a substantial advance against the performance of the 23 pictures (amended from 50 pictures) covered by the agreement. Revenues recorded in fiscal 1995, 1994 and 1993 (approximately $6,900,000, $8,000,000, and $9,100,000, respectively) and to be recorded under this agreement in future periods will be less than amounts that would have been recorded under previous performance-based subdistribution agreements due to the receipt of the substantial advance. In addition, Orion's reduced theatrical release schedule in fiscal 1993, 1994 and 1995 and the limitations of the Plan as described above are likely to continue to have an adverse effect on future home video subdistribution revenue.

  Pay Television Revenues

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    Three titles became available during the first quarter of fiscal 1996 for exclusive exhibition in the pay cable market pursuant to a settlement (the "Showtime Settlement") reached with Showtime, and accordingly pay television revenue decreased 74% to $11,585,000 for the first quarter of fiscal 1996 as compared to $43,951,000 for the first quarter of fiscal 1995. During the first quarter of fiscal 1995, nine titles became available for exclusive exhibition in the pay cable market pursuant to the Showtime Agreement reached with Showtime during that quarter. Pay television revenues for that quarter included approximately $40,000,000 for the recognition of license fees on these titles.

    The remainder of Orion's revenues in this market in each quarter was recorded upon the availability of various titles under certain foreign pay television agreements.

    Furthermore, the reduced license fees under the Showtime Settlement, Orion's reduced theatrical release schedule beginning in fiscal 1992, and the limitations of the Plan with regard to the investment in the production of new theatrical product, are likely to have an adverse effect on quarterly revenues in this market for the foreseeable future.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    During fiscal 1995, eleven titles became available for exclusive exhibition in the pay cable market pursuant to the Showtime Settlement reached with Showtime during the year as described below. Pay television revenues for fiscal 1995 included approximately $46,000,000 from the recognition of license fees on these titles. During fiscal 1994 and 1993, three and five titles, respectively, first became available for exclusive exhibition in the pay cable market under the Showtime Agreement. Recognition of revenues on all three fiscal 1994 titles and four of the five fiscal 1993 titles were deferred for the reason described below. Orion recorded approximately $5,900,000 of license fees related to the Showtime Agreement in fiscal 1993. Revenues for the last five released titles under such Showtime Settlement to be recognized in future periods approximates $13,500,000.

    Note 5 describes the terms of the Showtime Settlement reached on March 29, 1994 regarding, inter alia, a dispute (defined therein as the "Key Man Dispute") that existed between Orion and Showtime regarding the licensing by Showtime of the 16 pictures theatrically released in the domestic marketplace by Orion in fiscal 1992, 1993, 1994, and 1995. No revenues related to the licensing to Showtime of these disputed pictures had been recorded pending resolution of this dispute. Such deferral

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began to have an adverse effect on pay television revenues in the first quarter of fiscal 1993. In accordance with the terms and conditions of the Showtime Agreement, pay television revenues were recorded beginning with the first quarter of fiscal 1995. Note 5 also describes a complaint (defined therein as the "Qualification Dispute") filed by Showtime alleging that Showtime should be permitted to offset approximately $29,300,000 in fees already paid against future license fees due Orion. This matter was also settled under the Showtime Settlement, as described in Note 5.

    Pay television revenues in fiscal 1994 and 1993 would have included approximately $17,600,000 and $17,400,000, respectively, of license fees due under the Showtime Agreement, the recognition of which was deferred until the dispute was resolved. The Showtime Settlement resulted in an approximate $18,000,000 reduction to the license fees for the 16 pictures subject to the Key Man Dispute. Also, the Showtime Settlement provided for a reduction of $15,000,000 in license fees recorded as revenues in previous periods related to the pictures subject to the Qualification Dispute, which amount was reversed in the fourth quarter of fiscal 1994.

    During December 1988, Orion entered into an agreement with Sky Television plc ("Sky Movies"), an affiliate of 20th Century Fox Film Corporation which has merged with British Satellite Broadcasting ("BSB") to form BSkyB, to license the pay television rights in the United Kingdom to many of Orion's recent and current theatrical titles as well as to over 150 of its library titles. During fiscal 1995, 1994, and 1993, approximately $3,000,000, $3,600,000, and
$9,500,000 respectively, of revenues were recorded upon the initial availability to Sky Movies and BSB of certain titles under these contracts. In addition, in November 1992, Orion entered into an agreement with Mitsubishi Corporation ("Mitsubishi") to license the pay and free television rights in Japan to many of Orion's recent and current theatrical titles as well as to 40 of its library titles. Approximately $5,000,000 of pay television revenues were recorded under this contract during fiscal 1993.

  Free Television Revenues

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    Orion's free television revenues in the first quarters of both fiscal 1996 and 1995 were derived primarily from the availability, in a number of foreign territories, of certain of Orion's theatrical titles. Free television revenues in the first quarters of both fiscal 1996 and 1995 include fees from the availability to Lifetime of five pictures in each quarter under Orion's two major agreements with that basic cable network.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    A major source of Orion's revenues from syndication in the free television market has been derived from the licensing in certain foreign territories of free television rights to Orion's newer theatrical titles. Revenues from this source, which generally begin to be recognized two to four years after the initial domestic theatrical release of each picture, were approximately $30,500,000, $37,000,000, and $34,200,000, in fiscal 1995, 1994 and 1993, respectively. Major contracts in fiscal 1995 that contributed to revenues were with TV De Catalunya for rights in Spain, Mitsubishi for rights in Japan and Principal Network for rights in Italy. In fiscal 1994, the most significant licensees were TV de Catalunya for rights in Spain, Principal Network for rights in Italy and RTL Plus for rights in Germany. In fiscal 1993, the most significant licensees were Mitsubishi for rights in Japan, BBC for rights in the United Kingdom, and Cecchi Gori for rights in Italy, Germany and Spain.

    Another major source of revenues in the free television market has been derived from the licensing for a period of years in certain foreign territories of free television rights to certain of Orion's pre-1982 library titles. Revenues from this source were approximately $3,000,000 in fiscal 1995, approximately $2,200,000 in fiscal 1994, and approximately $6,000,000 in fiscal 1993.

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
    Revenues from syndication in the free television market in the United States and Canada were approximately $18,000,000 in fiscal 1993, compared to approximately $21,000,000 in fiscal 1994, and to approximately $20,000,000 in fiscal 1995, including approximately $12,000,000, $15,000,000, and $12,500,000 in fiscal 1993, 1994, and 1995, respectively, of basic cable revenues.

    Orion periodically licenses its more successful theatrical titles to the major networks in the United States. Revenues from this source were approximately $23,200,000, and $1,500,000, in fiscal 1994 and 1993, respectively. Significant revenues were recognized during fiscal 1994 upon the availabilities of "DANCES WITH WOLVES" and "THE SILENCE OF THE LAMBS" and, to a lesser extent, two other pictures. No network license fees were recognized in fiscal 1995 and it is anticipated that little or no additional network license fees will be generated unless Orion is able to produce or acquire additional product in accordance with the provisions of the Plan.

  Gross Profit (Loss)

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    No film generated significant gross profit in the current year's first quarter. Gross profit in the previous year's first quarter was most favorably affected by the recognition of approximately $40,000,000 of domestic pay television license fees on nine titles pursuant to the Showtime Settlement. These nine titles accounted for approximately $7,000,000 in gross profit during that quarter.

    The previous year's first quarter was most adversely affected by the recording of writedowns to the estimated net realizable value of the carrying amounts of the three first quarter domestic theatrical releases. These writedowns aggregated approximately $6,100,000. In addition, a writedown to estimated net realizable value of approximately $1,000,000 was recorded due to the less-than-previously-expected domestic home video distribution of "ROBOCOP 3."

    As previously disclosed, Orion has released only 16 theatrical films that were substantially financed by Orion in the domestic theatrical marketplace since the beginning of fiscal 1992 compared to an annual average of 14 releases in each of the previous three years. This reduced release schedule has had an adverse effect on the amounts and comparisons of revenues and, consequently, gross profit and is expected to continue to have an adverse effect on comparisons with earlier periods in the future. Furthermore, as previously disclosed, approximately two-thirds of Orion's film inventories are stated at estimated net realizable value and do not result in the recording of gross profit upon the recognition of related revenues.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    Orion had gross profit (revenues less cost of rentals) of $3,767,000 in fiscal 1995 compared to a loss of ($67,368,000) in fiscal 1994 and gross profit of $7,506,000 in fiscal 1993. The most significant contributions to Orion's fiscal 1995 gross profit were derived from the recognition of significant domestic pay television license fees pursuant to the Showtime Settlement as described in Note 5, as well as the continued distribution to the worldwide home video and foreign television marketplaces. The contributions to gross profit described above were offset by the effects of certain adverse factors described below.

    The most significant contributions to Orion's fiscal 1994 gross profit were derived from the continued distribution to the worldwide home video, and foreign television marketplaces as well as the network availability of "THE SILENCE OF THE LAMBS" and to a lesser extent, by the domestic home video sell-thru distribution and the network availability of "DANCES WITH WOLVES." Together these two pictures contributed approximately $15,600,000 to fiscal 1994 gross profit. The contributions to gross profit described above were more than offset by the effects of certain adverse factors described below.

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
    The most significant contributions to Orion's fiscal 1993 gross profit were derived from the continued distribution to the foreign theatrical, worldwide home video and the domestic pay cable marketplaces of "THE SILENCE OF THE LAMBS" and, to a lesser extent, by the domestic home video sell-thru distribution of "DANCES WITH WOLVES." Together, these two pictures contributed approximately $23,100,000 to fiscal 1993 gross profit. The foreign theatrical and home video distribution of "THE ADDAMS FAMILY," the domestic home video rental distribution of "LITTLE MAN TATE," the domestic home video sell-thru distribution of "DIRTY ROTTEN SCOUNDRELS" and the licensing in a number of foreign territories, as described above, of the television rights to certain of Orion's older theatrical titles also contributed to gross profit in fiscal 1993. The contributions to gross profit described above were offset, almost entirely, by the effects of certain adverse factors described below.

    The fiscal 1995 results included writedowns to estimated net realizable value of the carrying amounts of "CLIFFORD," "CHINA MOON," "THE FAVOR," "BLUE SKY" and "THERE GOES MY BABY," all of which were released in the domestic marketplace during that year as well as additional writedowns to previously released product.

    The fiscal 1994 results included writedowns to estimated net realizable value of the carrying amounts of "MARRIED TO IT," "THE DARK HALF," "ROBOCOP 3," and "CAR 54, WHERE ARE YOU?," all of which were released in the domestic marketplace during that year as well as increases to previous provisions for losses on Orion's then remaining unreleased titles. In addition, the fiscal 1994 results were adversely affected by the writedowns due to the Showtime Settlement more fully described above and in Note 5. Furthermore, as a result of Orion's quarterly inventory reviews, described below, current market conditions in the domestic free television market affected management's estimate of the future revenue-generating potential of Orion's product in this market.

    The fiscal 1993 results included writedowns to estimated net realizable value of the carrying amounts of "ARTICLE 99" and "LOVE FIELD," both of which were released during that year, as well as increases to previous provisions for losses on certain of Orion's then unreleased titles. The fiscal 1993 results were also adversely affected by further writedowns to estimated net realizable value of "SHADOWS AND FOG." In addition, as a result of Orion's quarterly inventory reviews, described below, changed market conditions, as well as the restrictions within the Plan concerning the production of new product, significantly affected management's estimate of the future revenue generating potential of Orion's product in the foreign pay and free television marketplaces. During fiscal 1993, Orion concluded negotiations with several customers which demonstrated the reduced demand, and consequently, reduced pricing for Orion's product in these markets.

    Orion performs quarterly comprehensive reviews of its inventory of film product. In the process of performing these reviews, Orion, where appropriate, has written down the carrying amount of certain released titles to estimated net realizable value and recorded provisions for losses on certain then unreleased titles. Such writedowns, in fiscal 1995 totalled approximately $17,100,000 compared to approximately $94,600,000 in fiscal 1994, and compared to approximately $35,800,000 in fiscal 1993. Such writedowns for fiscal 1994 included an aggregate of $76,000,000 attributed to the effect of the Showtime Settlement described above, the disappointing release of four pictures during that fiscal year, and additional provisions on the five then unreleased pictures. In addition, for reasons described above and in previous publicly-filed documents, approximately three-quarters of Orion's film inventories are stated at estimated net realizable value and do not generate gross profit upon the recognition of revenues.

  Selling, General and Administrative Expense

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    Orion's selling, general and administrative expense decreased 29% (approximately $8,815,000) from fiscal 1993 to fiscal 1994. Approximately $5,800,000 of the decrease in fiscal 1994 was attributed to reduced personnel costs, as well as from rejections and renegotiations of various operating leases. Selling general and administrative expense remained relatively constant from fiscal 1994 to fiscal 1995.

  Interest Expense

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    Interest expense for the first quarter of fiscal 1996 decreased $228,000 (3%) from the previous year's quarter from $7,155,000 to $6,927,000. This decrease, which primarily reflects reduced interest charges on lower outstanding debt balances as principal payments continue to reduce Orion's debt, was partially offset by increased interest costs as well as a non-recurring credit in the first quarter of fiscal 1995 of approximately $526,000 representing interest earned by Orion in connection with the Showtime Settlement.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    Interest expense decreased from approximately $32,300,000 in fiscal 1994 to approximately $29,100,000 in fiscal 1995. Interest expense increased from approximately $23,500,000 in fiscal 1993 to approximately $32,300,000 in fiscal 1994. The fiscal 1994 increase is largely due to the impact of applying SOP 90-7 to accounting for interest related to Orion's subordinated notes and debentures. In accordance with the requirements of SOP 90-7, Orion did not accrue interest on these securities during the Bankruptcy Period. Interest expense for fiscal year 1994 includes 12 months or approximately $24,300,000 of expenses recognized related to Orion's 10% Debentures, Talent Notes, Creditor Notes, the payment obligation to Sony and the guarantee of bank borrowings. Whereas fiscal 1993 included only four months or approximately $8,600,000 of New Debt Structure interest. The fiscal 1995 decrease, which primarily reflects reduced interest charges on lower outstanding debt balances as principal payments continue to reduce Orion's debt, was partially offset by increased interest rates. Approximately $17,100,000, $17,300,000 and $6,100,000 of the above amounts in fiscal 1995, 1994 and 1993, respectively, resulted from the amortization of discounts and the carrying amount of the guarantee of bank borrowings described in Note 2. Annual interest expense is expected to continue to decrease as Orion makes payments with respect to amounts outstanding under its various securities.

  Provision for Income Taxes

Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

    The provision for income taxes on operations in the first quarter of both fiscal 1995 and fiscal 1996 are partially based on an estimate of the effective tax rate for the entire year. Only a portion of the provisions are offset by losses from operations because of certain foreign and state taxes which cannot be mitigated by such losses. In addition, foreign taxes are provided for certain transactions in the period in which they occur. The provision for income taxes for the three months ended May 31, 1995 and 1994 are attributable to foreign remittance taxes and minimum state taxes.

 Year Ended February 28, 1995 Compared to Year Ended February 28, 1994;
  Year Ended February 28, 1994 Compared to Year Ended February 28, 1993

    The provisions for income taxes for fiscal 1995, 1994, and 1993 are comprised primary of provisions for foreign withholding and remittance taxes incurred. Additional information regarding

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
Orion's income tax accounts can be found in Note 8 of Notes to Orion's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

    Effective March 1, 1993, Orion adopted the Statement of Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to the differences between the financial statement carrying values and tax bases of existing assets and liabilities. There was no cumulative effect of this change in method of accounting for income taxes for periods prior to March 1, 1993.

  Liquidity and Capital Resources

    On the Filing Date, as described above, Orion and certain of its subsidiaries filed petitions for relief under the Bankruptcy Code in the Court. Under the Plan, Orion will continue to concentrate its efforts on the licensing and distribution of its library. Currently, the principal sources of the funds required for Orion's motion picture distribution activities are proceeds from the licensing of exhibition and ancillary rights to Orion's library. In accordance with the terms of the Plan, Orion will be permitted to invest in the production of new theatrical product, only if, among other things, financing for such product can be obtained, which is secured only by the film being produced or acquired and is thus nonrecourse to the other assets of Orion.

    Before the filing of Orion's petitions under chapter 11, Orion had as an operating plan to release each year approximately 12 to 15 theatrical motion pictures which Orion fully or substantially financed. Prior to the filing, all new production was halted leaving Orion with only 12 largely completed but unreleased motion pictures at the Filing Date. In addition, under the Plan, Orion's ability to produce or invest in new theatrical product is severely limited as described above. Accordingly, Orion released five, four, and three theatrical motion pictures in the domestic marketplace in fiscal 1995, 1994, and 1993, respectively. This reduced release schedule described above is likely to have an adverse impact on results of operations for the foreseeable future. Furthermore, as described in Note 5, approximately three-quarters of Orion's film inventories at February 28, 1995 are stated at amounts approximating their estimated net realizable value and will not result in the recording of gross profit upon the recognition of related revenues in future periods. Accordingly, selling, general and administrative costs and interest expense in future periods are likely to exceed gross profit recognized in each period, which will result in the reporting of net losses for financial reporting purposes for the foreseeable future.

    Under the Bankruptcy Code, during the Bankruptcy Period, Orion remained in possession of its property and, as such, was operating its business as a debtor-in-possession subject to the supervision of the Court. Orion also developed a plan of reorganization which is described below. The plan of reorganization satisfied the provisions of the Bankruptcy Code (including acceptance by certain required votes of creditors) and was confirmed by the Court.

    During the Bankruptcy Period, Orion's financial and other resources continued to decline. Production operations were suspended because of Orion's inability to finance production of new films. New product for distribution was limited to the Unreleased Films. To conserve resources, Orion confined its use of cash collateral to those operating, post-production, and distribution and marketing costs that were necessary to preserve and maintain going-concern value.

    Orion filed a proposed plan of reorganization and the related disclosure statement as described above. The Court approved the Disclosure Statement on September 8, 1992 and confirmed the Plan on October 20, 1992. On November 5, 1992, the Plan Effective Date, Orion emerged from the chapter 11 proceedings.

    The Plan is extremely complex and the summary presented below contains only a brief synopsis of the compromises and benefits granted pursuant to the Plan and is qualified in its entirety by reference to the Plan. The reader should refer to the Plan to obtain a more thorough understanding of the provisions of the Plan and for precise definitions of capitalized terms in the summary presented below. The Plan is available by request, free of charge, by requesting the same from Orion Pictures Corporation, 1888

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
Century Park East, Seventh Floor, Los Angeles, California 90067, Attention:
Cynthia Friedman, Chief Financial Officer (telephone: (310) 282-0550)). In order to ensure timely delivery of the Plan, any request should be made by October 13, 1995. The Plan represents a compromise and settlement reached among Orion's principal creditor constituencies, most of which relinquished, upon confirmation of the Plan, potential legal and equitable arguments in exchange for the treatment and certainty provided by the Plan.

    Under the Plan, Orion's senior secured creditors (the Banks and Sony) are sharing 85% of the reorganized company's Net Cash Flow. The Plan permits certain unsecured creditors (including holders of certain 10% Debentures that were issued pursuant to the Plan as described below) to receive, on a pari passu basis with the senior secured creditors, the remaining 15% of Net Cash Flow. After payment in full of the Allowed Claims of the Banks (and Metromedia and Mr. Kluge, if they shall become subrogees under the Bank Guarantee) and Sony, 100% of Net Cash Flow will be paid to the holders of such unsecured Allowed Claims. After payment of the Talent Notes, holders of the Creditor Notes and the 10% Debentures issued pursuant to the Plan, as described below, will share 100% of Net Cash Flow.

    Under the Plan, the holders of Guild Claims and Participation Claims reduced by 17% their Allowed Prepetition Residual Claims and Allowed Preconfirmation Participation Claims, respectively, in exchange for Talent Notes, which are payable currently out of a portion of Net Cash Flow not required to be paid to the Banks and Sony; holders of Allowed Postpetition Residual Claims will be or have been paid in full with respect to such Claims. The holders of most of the other Unsecured Claims, have or will receive Creditor Notes, which are also payable currently out of a portion of Net Cash Flow not required to be paid to the Banks and Sony. Additional Creditor Notes will be issued in accordance with the Plan as and when Disputed Unsecured Claims become allowed.

    Under the Plan, the holders of Orion's subordinated notes and debentures outstanding at the Filing Date received an aggregate of $50,000,000 initial principal amount of 10% Debentures due October 31, 2001 of the reorganized Orion, payable out of the portion of Net Cash Flow not otherwise payable to the Banks and Sony as described above, as well as 49% of the equity of the reorganized Orion. The holders of Orion's previously outstanding Series B Preferred Stock and common stock received, in the aggregate, 0.1% and 0.8%, respectively, of the common stock of the reorganized Orion. Metromedia and Mr. Kluge have received an aggregate of 50.1% of the common stock of the reorganized Orion in exchange for $15,000,000, a guarantee of the bank borrowings of the reorganized company and a contribution of all rights in respect of a letter agreement dated November 28, 1990 between Orion and an affiliate of Metromedia (the "MetMermaids Rights").

    Orion's By-laws provide that for a period of five years from the Plan Effective Date Orion must cause certain directors not affiliated with Metromedia to be included in Orion's slate of directors nominated for election by Orion's stockholders. One of such nominees is to be a member of the Executive Committee of the Board of Directors of the reorganized Orion.

    Pursuant to the terms of the Plan, Orion is licensing and distributing its library. Expenditures for selling, general and administrative costs are substantially less than the levels of such expenditures that were incurred prior to the Filing Date. Further, the Plan limits Orion's ability to produce or acquire new motion pictures or other product. Such product may be produced or acquired only if, among other things, any financing of such purchase or acquisition is secured, if necessary, only by the assets being produced or acquired. With respect to acquired assets only, Orion is nevertheless allowed, without any restriction, to pay related debt service out of operating cash flow. While Orion has been able to acquire certain distribution rights to certain new product with nonrecourse financing, no assurance can be given that Orion will be successful in obtaining additional nonrecourse debt financing or acquiring additional substantial entertainment assets. Furthermore, to date, such arrangements have not contributed substantially to Orion's results of operations.

    To the extent that Orion generates Net Cash Flow, Orion is required to make principal payments with respect to the Banks and Sony and to the holders of the Orion Subordinated Indebtedness at least

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
quarterly out of Net Cash Flow. Net Cash Flow as defined in the Plan generally provides for the payment of operating costs as incurred. As distributions are dependent upon Orion's ability to generate Net Cash Flow and are determined for specified periods in accordance with the Plan, no assurance can be made as to the amount, if any, of each future distribution. See Note 6 of Notes to Orion's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus ("Note 6"), for a schedule of Orion's Net Cash Flow payments since the Plan Effective Date.

    The poor performance of Orion's pictures released after the Plan Effective Date and the reduction pursuant to the Showtime Settlement from the contractual amounts which otherwise would be payable by Showtime under the Showtime Agreement, have had an adverse effect on the liquidity of Orion. As described in
Note 6, such events had an adverse effect on Orion's ability to meet its obligations under the Third Restated Credit Agreement and to Sony discussed below in the fiscal year ended February 28, 1995 ("fiscal 1995") and have had an adverse effect on Orion's ability to meet certain of the other Plan obligations discussed below in the fiscal year ended February 29, 1996 ("fiscal 1996").

    As described in Note 6, Orion was obligated to make certain principal payments to the Banks under the terms of the Third Restated Credit Agreement and to Sony pursuant to the Sony Obligation in October and November 1994, respectively, and is obligated to make additional principal payments in October and September 1995, respectively. Orion did not generate sufficient Net Cash Flow to make the scheduled payments to the Banks and Sony in October and November 1994, respectively, and accordingly, the Guarantors under the Bank Guarantee made certain payments to such parties. In addition, Orion did not satisfy its payment obligations in full to Sony and Orion does not currently believe it will generate sufficient Net Cash Flow to make the scheduled final maturity payments to the Banks in October 1995. As a result, Metromedia will be obligated to make a payment to the Banks and Sony in the amount of such payment shortfall. Any amounts paid by Metromedia to the Banks and Sony on Orion's behalf will be repaid in full to Metromedia by the Surviving Corporation at the Effective Time. The payments made by the Guarantor in October and November 1994 and any such additional payments made by the Guarantors under the Bank Guarantee on behalf of Orion to the Bank and/or to Sony result in such Guarantors become subrogated to the Banks' and Sony's portion of Orion's Net Cash Flow following payment in full of Orion's obligations to the Banks and Sony. Absent the consummation of the Mergers and the refinancing of the Orion Senior Indebtedness, Orion would be obligated to reimburse the amounts paid by the Guarantors under the Bank Guarantee on Orion's behalf, plus interest, out of the portion of Orion's Net Cash Flow previously allocable to the Banks and Sony until such Guarantors are reimbursed in full.

    In addition, as described in Note 6, the Indentures pursuant to which the Talent Notes and Creditor Notes were issued provide for an Event of Default under such Indentures if the aggregate amount of Net Cash Flow paid by the Company to the holders of Orion Subordinated Indebtedness does not exceed the mandatory minimum amounts (the "Mandatory Minimums") specified in such Indentures. The Indentures also provide, however, that the Mandatory Minimums will be reduced by certain net amounts due under the Showtime Agreement which are not received by Orion because of the Showtime Settlement.

    Although such Indentures provide that Orion must make payments to the holders of the Orion Subordinated Indebtedness in the amounts specified in such Indentures (less the reduction for the Showtime Settlement discussed above) for each fiscal quarter through the fiscal year ended February 28, 1999, such Indentures only set forth a single Mandatory Minimum threshold for each such fiscal year, rather than separate quarterly thresholds for each fiscal quarter. Accordingly, a literal reading of such Indentures would mean that by the end of each of Orion's four fiscal quarters in each fiscal year beginning with the fiscal quarter ended May 31, 1995, Orion would have had to pay to the holders of the Orion Subordinated Indebtedness the same Mandatory Minimum amount. Orion believes that the language set forth in such Indentures does not reflect the agreement between Orion and its principal creditors who negotiated and agreed upon the provisions based upon Orion's review of the agreement in principle agreed to by such parties. Orion believes that the Mandatory Minimums specified in such

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Indentures were intended to be the required Mandatory Minimum thresholds for only the last fiscal quarter of each fiscal year beginning with the fiscal year ended February 29, 1996 and that lower quarterly Mandatory Minimum amounts should have been calculated and set forth in such Indentures for each fiscal quarter of each fiscal year beginning with the quarter ended May 31, 1995. Notwithstanding the literal language of such Indentures, it is Orion's intention to follow what it believes to be the intention of the agreeing parties.

    Utilizing the Mandatory Minimums contained in the Indentures rather than the interpretation, which Orion believes reflects the agreement of the parties, Orion did not generate sufficient Net Cash Flow to satisfy the Mandatory Minimum threshold specified in the Indentures for the quarter ended May 31, 1995. Accordingly, it is possible that the Trustee under the Indentures or the holders of Talent Notes or Creditor Notes could assert that an Event of Default should have occurred under each such Indenture on such date. Upon the occurrence and continuation of an Event of Default, the Trustee under each of the Indentures or the holders of at least 40% in aggregate principal amount of either the Talent Notes or the Creditor Notes could cause an immediate acceleration of the entire principal amount of such Notes. To date, Orion has not received any notification from such Trustee or the holders of Talent Notes or Creditor Notes that an Event of Default has occurred under either of the Indentures and no such acceleration has occurred. Should such acceleration under the Indentures occur, Orion, absent other financing arrangements, may be forced to seek protection under chapter 11 of the Bankruptcy Code. Notwithstanding the literal language of the Indentures, Orion believes, however, that no such Event of Default has occurred for the quarter ended May 31, 1995 because the language set forth in the Indentures does not reflect the intention of Orion and the representatives of the holders of such indebtedness who negotiated such provisions and utilizing Orion's view that the agreement of the parties is not reflected in the language of the Indentures and that the Indentures should be reformed to set forth the quarterly Mandatory Minimum thresholds for each fiscal quarter, as specified in Note 4 of Notes to the March 31, 1995 unaudited Condensed Consolidated Financial Statements, Orion generated sufficient Net Cash Flow to satisfy the Mandatory Minimums for the fiscal quarter ended May 31, 1995. Notwithstanding the foregoing, Orion did not generate sufficient Net Cash Flow to satisfy such reformed quarterly Mandatory Minimums at the quarter ended August 31, 1995. Consequently, as of August 31, 1995, an Event of Default occurred under the Indentures, creating the possibility of an acceleration of the Talent Notes and Creditor Notes as described above. Should such acceleration under the Indentures occur, Orion, absent other financing arrangements, may be forced to seek protection under chapter 11 of the Bankruptcy Code. As is more fully described in this Joint Proxy Statement/Prospectus, Orion has entered into the Merger Agreement to combine Orion with Actava, Sterling and MITI. A condition to consummation of the Mergers is the refinancing of all of the Orion Subordinated Indebtedness and its remaining obligations to the Banks and to Sony, in order to avoid a possible acceleration of the Talent Notes and Creditor Notes pursuant to such Indentures.

    As previously discussed herein, Orion anticipates net losses for financial reporting purposes for fiscal 1996, as well as insufficient liquidity to meet its obligations in fiscal 1996 as described above.

    Orion continues to exploit its existing library of product in order to generate Net Cash Flow. Orion is also actively pursuing a number of steps aimed at improving its operating results to date and increasing its Net Cash Flow by acquiring or producing new product on a nonrecourse basis as permitted under the Plan. Since the Plan Effective Date, Orion has been able to acquire some new product with nonrecourse financing. In order to further exploit its existing distribution apparatus, Orion will continue to actively seek to attract the requisite nonrecourse financing to fund the acquisition and distribution costs of new theatrical and home video product, which would be distributed by Orion through its distribution system. In addition, Orion will pursue additional nonrecourse financing for the production of new product, which Orion is also permitted to engage in under the Plan on a nonrecourse basis or through certain unrestricted subsidiaries. If Orion is successful in obtaining nonrecourse financing as described above, the contribution to Orion's liquidity will generally be in the form of a distribution fee. In addition to the Mergers described above and in Note 11 of Notes to Orion's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus, Orion continues to consider its alternatives in connection with the anticipated payment shortfall to the holders of the Plan Debt including other restructuring or refinancing of such Orion Subordinated Indebtedness.

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RELATIONSHIP WITH METROMEDIA

    Prior to the Filing Date, Metromedia and its affiliates, through a series of open market purchases of Orion's old common stock and through the exercise of warrants issued to Metromedia, owned approximately 68.4% of Orion's then outstanding old common stock. In February, 1991, the Board of Directors of Orion was increased in size and, for the first time, Metromedia attained majority representation on Orion's Board of Directors. Metromedia was a co-proponent of the Plan and, pursuant to the Plan, Metromedia and its affiliates received 109,345 shares of the Orion Common Stock in return for their shares of Orion's old common stock. In addition, Metromedia and Mr. Kluge received 10,020,000 shares of Orion Common Stock (50.1% of the issued and outstanding shares) in return for $15 million in cash and the contribution to Orion of certain rights of an affiliate of Metromedia under an agreement with Orion, which rights provided for payment of approximately $29 million to Orion as of the Plan Confirmation Date.

  The Guarantee and Reimbursement Agreement

    Prior to the Plan Effective Date, Metromedia and Mr. Kluge delivered the Bank Guarantee to the Banks under the Third Restated Credit Agreement. The Bank Guarantee provides generally that, to the extent Orion has not paid the Banks, the guarantors under the Bank Guarantee will be obliged to pay to the Banks: (i) $85 million (less principal payments made to the Banks prior to the Plan Effective Date) on the first anniversary of the Plan Confirmation Date, $80 million on the second anniversary thereof, and approximately $64.2 million on the third anniversary thereof; (ii) quarterly interest payments under the Third Restated Credit Agreement; (iii) the following payments (subject to certain adjustments in the timing of such payments for partial draws) with respect to Orion's reimbursement obligations under the Third Restated Credit Agreement in respect of a letter of credit issued in favor of an affiliate of Sony: $26 million on the first anniversary of the Plan Confirmation Date, $24 million on the second anniversary thereof, $20 million on the third anniversary thereof, and the amount of any draw under the letter of credit if such draw would not have been permitted under the letter of credit outstanding prior to the Plan Effective Date, in each case together with interest and fees relating thereto; and (iv) legal fees and expenses incurred in connection with the enforcement of the Bank Guarantee. The Bank Guarantee provides that the Banks may not accelerate the obligations under the Third Restated Credit Agreement or take any action to foreclose on any assets of Orion unless and until the guarantors under the Bank Guarantee shall have failed to make any payment due under the Bank Guarantee. If, in violation of that requirement, the Banks instead first proceed against Orion or its assets, the Bank Guarantee thereupon will terminate.

    In connection with the delivery by Metromedia and Mr. Kluge of the Bank Guarantee, Orion entered into the Reimbursement Agreement (the "Reimbursement Agreement") dated as of October 20, 1992 which provides, among other things, that if Metromedia or Mr. Kluge has performed under the Bank Guarantee or made cure payments to Sony under the agreement between Orion and Sony, that portion of Orion's Net Cash Flow that would have been distributed to the Banks pursuant to the Plan will instead be paid to Metromedia and Mr. Kluge to reimburse them for payments made to the Banks and/or Sony until Metromedia and Mr. Kluge are reimbursed in full; provided, however, that neither Metromedia nor Mr. Kluge may receive reimbursement under the Reimbursement Agreement or receive the Banks' and/or Sony's portion of Orion's Net Cash Flow payable under the Plan until the Banks and/or Sony have been paid in full. The Reimbursement Agreement contains a number of customary affirmative covenants, including, but not limited to, delivery of certain financial and other information, maintenance of existence and compliance with certain agreements. The Reimbursement Agreement also contains various negative covenants which, among other things, generally restrict the ability of Orion and each of its subsidiaries (i) to incur indebtedness other than certain permitted indebtedness specified in the Reimbursement Agreement, (ii) to incur liens, (iii) to undertake a fundamental change in its corporate structure or business or to dispose of all or substantially all of its assets, (iv) to sell or otherwise dispose of certain of its assets or to exploit its assets other than in the

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ordinary course of business, (v) to pay dividends or make other distributions on or redeem its capital stock, (vi) to modify the provisions of certain agreements and (vii) to enter into certain transactions with affiliates. The Reimbursement Agreement also contains customary events of default which, upon occurrence, permit Metromedia and Mr. Kluge (after the Banks and Sony have been paid in full) to declare all amounts owing under the Reimbursement Agreement to be immediately due and payable. The Reimbursement Agreement also provides, however, that as long as one or both of Metromedia and Mr. Kluge "control" (as defined in the Reimbursement Agreement) Orion, neither may enforce any of the affirmative or negative covenants set forth in the Reimbursement Agreement, and breach of any of such covenants will not give rise to an event of default thereunder.

    It is a condition to the consummation of the Merger Agreement and the transactions contemplated thereby that the indebtedness of Orion to Metromedia pursuant to the Reimbursement Agreement be refinanced or repaid in full. Orion anticipates that Metromedia will be obligated to make an additional payment to the Banks and to Sony during October 1995, which at the Effective Time would be repaid in full to Metromedia by the Surviving Corporation. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Interests of Certain Persons in the Mergers."

  Miscellaneous Relationships

    Since the Plan Effective Date, Metromedia, through its affiliates, has provided Orion and its affiliates with non-recourse financing to acquire certain theatrical and home video product, as described below. All of the following amounts constitute the obligations which will, at the option of Orion, be refinanced or repaid in full at the Effective Time or converted into Common Stock of the Surviving Corporation as provided in the Contribution Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Contribution Agreement."

    Orion and MetProductions, an affiliate of Metromedia, entered into an agreement pursuant to which MetProductions loaned to Orion $1,129,000 (the "Boxing Helena Loan") to fund the print and advertising costs associated with the domestic distribution in all media of the film "BOXING HELENA." The Boxing Helena Loan and accrued and unpaid interest thereon (at the rate of 10% per annum) was payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film. The Boxing Helena Loan was secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights in the film. Orion has repaid the Boxing Helena Loan in full.

    MetProductions and Orion are also parties to an agreement pursuant to which MetProductions made a non-recourse loan in the amount of $1,005,000 (the "Me and the Kid Loan") to Orion to fund the print and advertising costs associated with the domestic distribution in all media of the film "ME AND THE KID." The Me and the Kid Loan and accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film to Orion. The Me and the Kid Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights in the film. As of September 20, 1995, $755,000 of the Me and the Kid Loan is outstanding.

    MetProductions and Orion are parties to an agreement pursuant to which MetProductions has agreed to lend Orion up to $750,000 (the "Nostradamus Loan") to fund the print and advertising costs associated with the domestic distribution in all media of the film "NOSTRADAMUS." The Nostradamus Loan and accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film to Orion. The Nostradamus Loan was secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights in the film. Orion has repaid the Nostradamus Loan in full.

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
    MetProductions and Orion are parties to an agreement pursuant to which MetProductions has agreed to lend Orion up to $775,000 (of which $571,200 has been lent and is outstanding as of September 20, 1995) (the "Bar Girls Loan") to fund the print and advertising costs associated with and an advance to the producer to acquire the domestic distribution in all media of the film "BAR GIRLS." The Bar Girls Loan and accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film to Orion. The Bar Girls Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights in the film.

    MetProductions and Orion are parties to an agreement pursuant to which MetProductions has agreed to lend Orion up to $250,000 (of which $227,200 has been lent and is outstanding as of September 20, 1995) (the "Playmaker Loan") to fund an advance to the producer in order to acquire the domestic distribution in all media of the film "PLAYMAKER." The Playmaker Loan and accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film to Orion. The Playmaker Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights in the film.

    Orion and MetProductions are parties to an agreement pursuant to which MetProductions has agreed to lend Orion up to $1,500,000 (of which $981,000 has been lent and is outstanding as of September 20, 1995) (the "Robocop Loan") to acquire the domestic home video distribution rights in the television movie "ROBOCOP, The Fourth Directive" (the "Picture") and the series based thereon. The Robocop Loan and all accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross proceeds of the Picture (less certain distribution expenses). The Robocop Loan is secured by a first priority lien granted to MetProductions in Orion's right, title and interest in the Distribution Agreement between Orion and Skyvision Entertainment, Inc.

    MetProductions and Orion are parties to an agreement pursuant to which MetProductions has agreed to lend Orion up to $1,050,000 (of which $950,000 has been lent and is outstanding as of September 20, 1995) (the "Jeffrey Loan") to fund the print and advertising costs associated with and as an advance to the producer of such film to acquire the domestic distribution in all media of the film "JEFFREY." The Jeffrey Loan and accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film to Orion. The Jeffrey Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights in the film.

    OHEC and MetProductions are parties to an agreement pursuant to which MetProductions has agreed to lend OHEC certain amounts where the cumulative amount outstanding cannot exceed $600,000 during Year 1 (November 1, 1993 through December 31, 1994); $700,000 in Year 2 (January 1, 1995 through December 31, 1995) and $800,000 during Year 3 (January 1, 1996 through December 31, 1996) (the "Fox Lorber Loan") to provide to Fox Lorber Home Video an acquisition fund to be used to acquire full-length theatrical motion pictures (the "Acquisition Fund Product"). At September 20, 1995, $111,000 of MetProduction's commitment was outstanding. The Fox Lorber Loan and all accrued interest thereon is payable out of the gross receipts to which OHEC is entitled from the Acquisition Fund Product (less any expenses incurred by OHEC). The Fox Lorber Loan is secured by a first priority lien on and security interest granted to MetProductions in OHEC's right, title and interest in the Fox Lorber Agreement.

    OHEC and MetProductions are parties to an agreement pursuant to which MetProductions has agreed to lend OHEC up to $500,000 (the "Castle Loan") to fund the acquisition of domestic home video distribution rights by OHEC to five animated children films from Castle Communications.

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MetProductions has loaned all of its commitment and the entire amount is outstanding as of September 20, 1995. The Castle Loan and all accrued interest thereon is payable out of the gross receipts to which OHEC is entitled from the animated films (less any expenses incurred by OHEC). The Castle Loan is secured by a first priority lien on and security interest granted to MetProductions in OHEC's right, title and interest in the Distribution Agreement between OHEC and Castle Communications.

    In addition, an affiliate of Orion and MetProductions have formed a partnership to fund the production or acquisition of film product. MetProductions has contributed to the partnership approximately $2,435,000 which the partnership utilized to fund a portion of the production budgets for two films intended for initial distribution in the home video market ("DEAD ON" and "ILLEGAL IN BLUE"), of which "DEAD ON" has been released. Orion has distributed an aggregate of $135,200 to Metromedia in respect of these partnerships.

    OHEC and MetProductions are parties to an agreement pursuant to which MetProductions has agreed to lend OHEC up to $1,000,000 (the "Streamline Loan") to fund the acquisition of domestic home video distribution rights by OHEC to certain animated films from Streamline Entertainment. As of September 20, 1995, $700,000 was outstanding under the Streamline Loan. The Streamline Loan and all accrued interest thereon is payable out of the gross receipts to which OHEC is entitled from the animated films (less any expenses incurred by OHEC). The Streamline Loan is secured by a first priority lien on and security interest granted to MetProductions in OHEC's right, title and interest in the Distribution Agreement between OHEC and Streamline Communications.

    MetProductions and Orion have entered into an agreement pursuant to which MetProductions has agreed to lend Orion up to $2,487,424 (of which $1,698,686 has been lent and is outstanding as of September 20, 1995) (the "Hot City Loan") to fund the pre-production and production financing associated with the film "HOT CITY." The Hot City Loan and all accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts to which Orion is entitled pursuant to the production agreement relating to the film (less certain distribution expenses). The Hot City Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the film (domestic) pursuant to the production agreement relating to the film.

    MetProductions and Orion are parties to an agreement pursuant to which MetProductions has agreed to lend Orion up to $724,000 (of which $227,000 has been lent and is outstanding as of September 20, 1995) (the "Theremin Loan") to fund the printing and advertising costs and certain advances associated with the domestic distribution in all media of the film "THEREMIN." The Theremin Loan and all accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film. The Theremin Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the license agreement pursuant to which it acquired the distribution rights to the film.

    MetProductions and Orion have reached an agreement pursuant to which MetProductions has agreed to lend Orion up to $550,000 (none of which has been lent and is outstanding as of September 20, 1995) (the "Dangerous Loan") to provide certain advances of home video sales with respect to the film "THE DANGEROUS." The Dangerous Loan and all accrued and unpaid interest thereon (at the rate of 10% per annum) is payable out of the gross receipts of the film (less certain distribution expenses) and the distribution fee payable to Orion by the licensor of the film. The Dangerous Loan is secured by a first priority lien granted to MetProductions on Orion's rights in the film. The terms of the Dangerous Loan have not been finalized and are subject to change.

    Mr. Kluge beneficially owns more than 10% of the common stock of Image Investors Co., a Delaware corporation. Image Investors owns approximately 40% of the common stock of Image Entertainment, Inc. ("Image"). OHEC was a party to an output license agreement with Image which

                                      164
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terminated on December 31, 1992 pursuant to which OHEC granted to Image the rights to manufacture, market and sell on laserdiscs for private in-home use certain feature length programs released by Orion on videocassette for a period of three years from the date of first release by Image on laserdisc in consideration of a royalty payment payable with respect to each program. At the end of the fiscal year ended February 28, 1995, Image paid to Orion approximately $1.1 million under the agreement. Orion, OHEC and Image are currently negotiating and finalizing the terms of a new output agreement.

    Metromedia has agreed to guarantee the payment by Orion to Chemical of certain fees payable in connection with the execution of the commitment letter with Chemical for the New Orion Credit Facility.

    Orion is a customer of WorldCom, Inc. (formerly known as LDDS Metromedia Communications ("WorldCom")), which provides long distance telephone services to Orion. Mr. Kluge is Chairman of the Board of WorldCom, Orion and MITI, Mr. Subotnick, the Vice Chairman of the Board of Orion and MITI, is a Director of WorldCom and Silvia Kessel, an Executive Vice President and Director of Orion and a Senior Vice President of Metromedia, serves on WorldCom's Board of Directors. For the fiscal year ended February 28, 1995 Orion paid $174,000 to WorldCom.

    During the fiscal year ended February 28, 1995, Orion received $89,000 from Metromedia Steakhouses Company, L.P. for sales of video cassettes. Orion also reimburses Metromedia $95,000 annually for the services of Silvia Kessel, a Senior Vice President of Metromedia who also serves as Executive Vice President of Orion.

ORION DESIGNEES TO THE SURVIVING CORPORATION BOARD OF DIRECTORS

    Pursuant to the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation will be fixed at ten directors. Six of the ten directors will be designated by Orion and four directors will be designated by Actava. The size of the Surviving Corporation's Board of Directors is subject to downward adjustment under certain circumstances. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Management and Operations After the Mergers." Orion currently intends to cause the designation of the following six persons to serve as directors of the Surviving Corporation after the Effective Time: John W. Kluge, Stuart Subotnick, Silvia Kessel, Richard J. Sherwin, Arnold L. Wadler and Leonard White.

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                          INFORMATION REGARDING ACTAVA

BUSINESS OF ACTAVA

  General

    Since the late 1960's, Actava has owned, operated and sold dozens of companies in many diverse industries, including photofinishing, recreation, sporting goods, yacht and sailboat manufacturing, outdoor power equipment, manufactured housing, petroleum distribution, movie theaters, retailing, broadcasting, trucking, food and beverages, grain storage bins, taxicabs, seating and banking. At the beginning of 1994, Actava owned and operated businesses in three industries: photofinishing, lawn and garden equipment, and sporting goods. Actava sold its photofinishing subsidiary and its four sporting goods subsidiaries during 1994. As a result of these transactions, Actava presently operates only one business, Snapper, which is a division of Actava and is engaged in the manufacture and sale of lawn and garden equipment. In addition to operating Snapper, Actava owns 19,169,000 shares of the Common Stock of Roadmaster. These shares were issued to Actava in connection with the Actava-Roadmaster Exchange Transaction on December 7, 1994.

    Actava was organized in 1929 under Pennsylvania law and was reincorporated in 1968 under Delaware law. On July 19, 1993, Actava changed its name from Fuqua Industries, Inc. to The Actava Group Inc. Actava's principal executive offices are located at 945 East Paces Ferry Road, Atlanta, Georgia 30326 and its telephone number is (404) 261-6190.

    Additional information concerning Actava and its subsidiaries is contained in its Annual Report on Form 10-K for the year ended December 31, 1994, as amended, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, its Current Report on Form 8-K dated April 12 1995, as amended, and its other public filings. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE".

RECENT DEVELOPMENTS

  Election of John D. Phillips as Chief Executive Officer of Actava

    On April 19, 1994, the Board of Directors of Actava elected John D. Phillips as President, Chief Executive Officer and a director of Actava. Actava, on the same date, sold 700,000 shares of Common Stock to Renaissance Partners, a partnership for which Mr. Phillips serves as a general partner, for a cash price of $4,462,500, and Actava issued to Mr. Phillips seven-year options for the purchase of 300,000 additional shares of Common Stock at a price of $6.375 per share. As a result of these transactions, Mr. Phillips, as of September 20, 1995, was the beneficial owner of approximately 5.7% of the outstanding shares of Common Stock. From 1989 to 1993, Mr. Phillips was President and a director of Resurgens which transmitted operator-assisted long distance telephone calls and provided operator services and billing and collection services to other long distance telephone companies. Resurgens Inc. merged with Metromedia Communications Corporation, a wholly owned subsidiary of Metromedia, and LDDS in September 1993, and the combined company now operates as a long distance telecommunications company under the name WorldCom, Inc. Mr. Phillips has had previous business relationships with Metromedia and Mr. Kluge. Mr. Kluge, or entities controlled by him, including Metromedia, have previously made investments in two companies for which Mr. Phillips was then serving as chief executive officer or chief operating officer. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers."

    Mr. Phillips was given a mandate by Actava's Board of Directors to improve Actava's operations and earnings and to increase stockholder value. Consistent with this mandate, Actava, acting on a proposal by Mr. Phillips which was approved by the Board of Directors, sold its photofinishing

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subsidiary and its four sporting goods subsidiaries during 1994. These transactions have strengthened the financial condition of Actava and have enabled it to pursue other business opportunities.

  Sale of Qualex

    Actava was engaged in photofinishing business from 1967 through August 12, 1994. In 1988, Actava combined its photofinishing subsidiary, Colorcraft Corporation, with the United States photofinishing operations of Eastman Kodak Company ("Kodak"). The company resulting from this combination was named Qualex Inc. ("Qualex") and was jointly owned by Actava and Kodak. Qualex is the largest wholesale photofinishing company in the United States.

    On August 12, 1994, Actava sold its 50% ownership interest in Qualex to Kodak and, as a result, is no longer engaged in the photofinishing business. Kodak owned the remaining 50% interest in Qualex prior to the transaction. In exchange for Actava's ownership interest in Qualex, as well as a covenant not to compete and related releases from Actava, Kodak paid Actava $50 million in cash and agreed to pay Actava an additional $100 million without interest in two equal installments on February 13, 1995 and August 11, 1995. Actava recorded a loss of $37,858,000 on the sale of its interest in Qualex and classified Qualex's results of operations to discontinued operations along with the loss upon disposition. The cash received and to be received by Actava from the sale of its interest in Qualex improved Actava's liquidity and Actava's ability to take advantage of future business opportunities. In connection with the sale of Qualex, Actava reclassified Qualex as a discontinued operation. During 1994, Actava recorded a loss of $40.7 million from discontinued operations. This loss included a loss of $37.9 million on the sale of Actava's interest in Qualex and a loss of $2.8 million relating to the operations of Qualex in 1994.

    Prior to June 30, 1994, Actava owned 51% of the voting stock of Qualex, was entitled to and elected a majority of the members of the Board of Directors of Qualex, and had the ability through its control of Qualex's Board of Directors to declare dividends, remove the executive officers of Qualex and otherwise direct the management and policies of Qualex, except for policies relating to certain designated actions requiring the consent of at least one member of the Board of Directors of Qualex designated by Kodak. Because of these rights, Actava believes that, under generally accepted accounting principles, it had effective unilateral control of Qualex which was not temporary during the period from 1988 until the second quarter of 1994. As a result, Actava consolidated the results of operations of Qualex with the results of operations of Actava for periods ending prior to June 30, 1994.

    Upon the formation of Qualex in 1988, Actava and Kodak entered into the Qualex Shareholders Agreement that provided, among other things, for a reduction in Actava's voting control of Qualex from 51% to 50% and for changes in the composition of the Board of Directors of Qualex in the event of a "change in control" of Actava. The Qualex Shareholders Agreement defined the term "change in control" to include a "transaction or occurrence the effect of which is to give a person or group of affiliated persons or entities the power to direct the management and policies" of Actava.

    In 1991, Charles R. Scott was elected President and Chief Executive Officer of Actava. At the time of his election, Mr. Scott was also serving as Chairman and Chief Executive Officer of a company that owned approximately 25% of Actava's voting stock and was Actava's single largest stockholder. Because Mr. Scott was serving at the same time as the Chief Executive Officer of both Actava and Actava's single largest stockholder, Actava and Kodak agreed that a "change in control" of Actava had occurred for purposes of the Qualex Shareholders Agreement. Despite this "change in control" of Actava, Kodak agreed that Actava would continue to own 51% of the voting control of Qualex and to elect a majority of the directors of Qualex. The Qualex Shareholders Agreement, however, was amended to provide that Kodak had the right to change Actava's control of Qualex on March 1, 1992 or on any subsequent March 1. During the period from 1991 until the second quarter of 1994, Actava did not believe that Kodak would exercise the right to change Actava's control of Qualex, and Kodak, in fact, did not exercise this right on March 1, 1992, 1993 or 1994.

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    Mr. Phillips was elected as President and Chief Executive Officer of Actava on April 19, 1994. In late April 1994, Actava's management became aware of Kodak's position that the election of Mr. Phillips as President and Chief Executive Officer of Actava resulted in a "change in control" of Actava under the Qualex Shareholders Agreement. Actava, however, did not believe that the election of Mr. Phillips constituted a "change in control" of Actava as defined in the Qualex Shareholders Agreement. This belief was based in part on the fact that (i) Mr. Phillips beneficially owned less than 4% of Actava's voting stock at the time of his election, (ii) Delaware corporate law, under which Actava is governed, provides that the business and affairs of a corporation shall be managed by and under the direction of the board of directors--not the president, and (iii) eight of the nine members of the Board of Directors of Actava after the election of Mr. Phillips were serving as directors before the election of Mr. Phillips. Although Kodak had informed Actava of its position that a "change in control" of Actava had occurred, Actava believed that the issue would be resolved without a "change in control of Qualex." At a meeting held on June 8, 1994, Kodak restated its position that the election of Mr. Phillips constituted a "change in control" of Actava under the Qualex Shareholders Agreement and requested that changes be made in Actava's voting control of Qualex and in the composition of the Board of Directors of Qualex. The disagreement between Actava and Kodak as to whether or not a "change in control" had occurred was resolved at this meeting when Actava agreed that it would not contest Kodak's interpretation of the Qualex Shareholders Agreement. As a result, on June 30, 1994, Actava's ownership of the voting stock of Qualex was reduced to 50% and Actava and Kodak each became entitled to elect an equal number of members of the Board of Directors of Qualex. Because of these changes affecting Actava's control of Qualex, Actava discontinued its practice of consolidating the accounts of Qualex and began accounting for its ownership in Qualex under the equity method effective as of June 30, 1994. As a result, Actava's balance sheet, effective as of June 30, 1994, no longer includes approximately $771 million of Qualex's assets, including approximately $367 million of intangible assets, and approximately $399 million of Qualex's liabilities, including approximately $260 million of long-term debt and approximately $21 million of working capital debt.

  Actava-Roadmaster Exchange Transaction

    Actava during 1994 transferred ownership of its four sporting goods subsidiaries to Roadmaster in exchange for 19,169,000 shares of the $.01 par value Common Stock of Roadmaster ("Roadmaster Common Stock"). The Actava-Roadmaster Exchange Transaction was consummated pursuant to the terms of an Agreement and Plan of Reorganization dated as of July 20, 1994 (the "Reorganization Agreement") by and among Actava, the Actava's four sporting goods subsidiaries, and Roadmaster. The Reorganization Agreement and the Actava-Roadmaster Exchange Transaction were approved by the Actava's Stockholders at a Special Meeting of the Actava Stockholders held on December 6, 1994, and the Actava-Roadmaster Exchange Transaction was closed effective as of the same date (the "Actava-Roadmaster Closing Date").

    As a result of the Actava-Roadmaster Exchange Transaction, Actava now owns approximately 39% of the issued and outstanding shares of Roadmaster Common Stock based on 49,289,529 shares of Roadmaster Common Stock outstanding as of June 30, 1995. Shares of Roadmaster Common Stock are listed on the NYSE. For a description of the business of Roadmaster, see "INFORMATION REGARDING ACTAVA--Business of Actava--Narrative Description of Business--Investment in Roadmaster Industries, Inc." below.

    The four subsidiaries of Actava transferred to Roadmaster were Diversified Products Corporation ("Diversified Products"), Hutch Sports USA Inc. ("Hutch"), Nelson/Weather-Rite, Inc. ("Nelson/Weather-Rite"), and Willow Hosiery Company, Inc. ("Willow") (collectively referred to as the "Sports Subsidiaries"). On the Actava-Roadmaster Closing Date, the aggregate book value of the Sports Subsidiaries was approximately $68.3 million. The market value of the shares of Roadmaster Common Stock received by Actava in exchange for the Sports Subsidiaries was approximately $76.7 million as of the Actava-Roadmaster Closing Date, approximately $55.1 million as of March 15, 1995

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and approximately $57.5 million as of June 30, 1995. Due to the nature of the
Actava-Roadmaster Exchange Transaction, Actava recorded its investment in Roadmaster on its books at an amount equal to the aggregate book value of the Sports Subsidiaries as of the Actava-Roadmaster Closing Date rather than recognizing a gain on the transaction.

    In connection with the consummation of the Actava-Roadmaster Exchange Transaction, Roadmaster adopted certain amendments to its Certificate of Incorporation. Among other things, these amendments (i) increased the number of authorized shares of Roadmaster Common Stock to 100,000,000 shares, (ii) fixed the number of members of the Board of Directors of Roadmaster at nine, (iii) required that all action by the stockholders of Roadmaster be taken at an annual or special meeting, (iv) provided for advance notice of nominations to the Board of Directors of Roadmaster, (v) required a two-thirds vote of the members of the Board of Directors of Roadmaster to terminate Roadmaster's existing Chief Executive Officer and Chief Operating Officer, except that the Board of Directors of Roadmaster will have the right to terminate such officers by a majority vote if Roadmaster has not reported positive net income from continuing operations for the fiscal year preceding the year in which the Board of Directors elects to terminate such officers, and (vi) required super-majority voting by the stockholders to amend certain provisions of Roadmaster's Certificate of Incorporation and Bylaws.

    On the Actava-Roadmaster Closing Date, Actava, Roadmaster, Henry Fong, the Chief Executive Officer and a director of Roadmaster, and Edward E. Shake, the Chief Operating Officer and a director of Roadmaster, entered into a Shareholders Agreement (the "Roadmaster Shareholders Agreement") providing, among other things, for the composition of the Board of Directors of Roadmaster. The Roadmaster Shareholders Agreement expires on the fifth anniversary of the Actava-Roadmaster Closing Date unless it is earlier terminated in accordance with its terms. The parties to the Roadmaster Shareholders Agreement have agreed to take all action necessary to cause Roadmaster's Board of Directors to be fixed at nine directors, four of whom will be designated by Actava (the "Actava Designated Directors") and five of whom will be designated by Roadmaster (the "Roadmaster Designated Directors"). Two of the four persons initially elected to serve as Actava Designated Directors were required to be persons who are not employees, officers or affiliates of Roadmaster or Actava. In addition, three of the five persons who serve as Roadmaster Designated Directors must be persons who are not employees, officers or affiliates of Roadmaster or Actava. The Actava Designated Directors were elected to the Board of Directors of Roadmaster on December 16, 1994. They are Mr. Phillips, President and Chief Executive Officer of Actava, Carl E. Sanders, a member of the Board of Directors of Actava and the Chairman of the Atlanta law firm Troutman Sanders, Clay C. Long, Chairman of the Atlanta law firm, Long, Aldridge & Norman and Michael P. Marshall, a private investor and the former Chairman of the Board of Directors of Resurgens. Mr. Phillips and Mr. Marshall are both general partners in Renaissance Partners, a Georgia general partnership which owns 700,000 shares of Common Stock. Mr. Sanders and Mr. Long are both partners in the law firms that provide legal services to Actava. The Roadmaster Shareholders Agreement obligates the parties to use their best efforts to cause at least one of the Actava Designated Directors to serve on each committee of Roadmaster's Board of Directors and to cause at least two Actava Designated Directors to serve on any committee consisting of five or more members.

    The Roadmaster Shareholders Agreement provides for a reduction in the number of Actava Designated Directors in the event that Actava sells, transfers or assigns a portion of the shares of Roadmaster Common Stock owned by Actava. If the number of shares of Roadmaster Common Stock owned by Actava is reduced to a number less than 12,000,000 but equal to or more than 8,000,000, then Actava will become entitled to designate only three members to Roadmaster's Board of Directors. If the number of shares of Roadmaster Common Stock owned by Actava is reduced to less than 8,000,000 but equal to or more than 5,000,000, then Actava will be entitled to designate only two members to Roadmaster's Board of Directors. If the number of shares of Roadmaster Common Stock owned by Actava is reduced to less than 5,000,000 but equal to or more than 2,000,000, then Actava will be

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entitled to designate only one member to Roadmaster's Board of Directors and if less than 2,000,000, Actava will not be entitled to designate any directors.

    Subject to the limitations described above, the parties to the Roadmaster Shareholders Agreement have agreed that they will at all times and upon every opportunity affirmatively vote all of their shares of Roadmaster Common Stock to cause the Board of Directors to be composed of five Roadmaster Designated Directors and four Actava Designated Directors. In addition, Mr. Fong is obligated to use his best efforts to cause Equitex, Inc. to support the nomination and election of the Actava Designated Directors. Mr. Fong is the President and Chief Executive Officer and a director of Equitex, Inc., which currently owns 10.5% of the outstanding shares of Roadmaster Common Stock.

    Actava's obligation to support the nomination and election of the Roadmaster Designated Directors will terminate if (i) Roadmaster has not reported positive net income from continuing operations for its last fiscal year, (ii) the Actava Designated Directors have not been nominated and supported by the other parties to the Roadmaster Shareholders Agreement, or (iii) the Actava Designated Directors have not been elected to, and are not then serving on, the Roadmaster Board of Directors. The obligation of Roadmaster, Mr. Fong and Mr. Shake to support the nomination and election of the Actava Designated Directors will terminate if the Roadmaster Designated Directors have not been supported by the Company or if the Roadmaster Designated Directors have not been elected to, and are not then serving on, the Roadmaster Board of Directors.

    In addition to the voting provisions, the Roadmaster Shareholders Agreement grants to Roadmaster a right of first refusal with respect to any proposed sale of the shares of Roadmaster Common Stock issued to Actava in the Actava-Roadmaster Exchange Transaction for as long as the Actava Designated Directors have been nominated and elected to the Board of Directors of Roadmaster. Such right of first refusal will not apply to any proposed sale, transfer or assignment of such shares to any persons who would, after consummation of such transaction, own less than 10% of the outstanding shares of Roadmaster Common Stock or to any sale of such shares pursuant to a registration statement filed under the Securities Act, if Actava has used its reasonable best efforts not to make any sale pursuant to such registration statement to any single purchaser or "Acquiring Person" who would own 10% or more of the outstanding shares of Roadmaster Common Stock after the consummation of such transaction. "Acquiring Person" generally is defined to mean any person or group which together with all affiliates is the beneficial owner of 5% or more of the outstanding shares of Roadmaster Common Stock. The right of first refusal also would not apply to any proposed sale, transfer or assignment of Actava's shares of Roadmaster Common Stock to an affiliate of Actava.

    The shares of Roadmaster Common Stock issued to Actava in connection with the Actava-Roadmaster Exchange Transaction have not been registered for resale under the Securities Act. On the Closing Date, however, Actava and Roadmaster entered into a Registration Rights Agreement (the "Actava-Roadmaster Registration Rights Agreement") under which Roadmaster agreed to register such shares ("Roadmaster Registrable Stock") at the request of Actava or its affiliates or any transferee who acquires at least 1,000,000 of the shares of Roadmaster Common Stock issued to Actava. Under the Actava-Roadmaster Registration Rights Agreement, registration may be required at any time during a ten-year period beginning as of the Actava-Roadmaster Closing Date (the "Registration Period") by the holders of at least 50% of the Roadmaster Registrable Stock if a "long-form" registration statement (i.e., a registration statement on Form S-1, S-2 or other similar form) is requested or by the holders of Registrable Stock with a value of at least $500,000 if a "short-form" registration statement (i.e., a registration statement on Form S-3 or other similar form) is requested. Roadmaster is required to pay all expenses incurred (other than the expenses of counsel, if any, for the holders of Roadmaster Registrable Stock, the expenses of underwriter's counsel, and underwriting fees) for any two registrations requested by the holders of Roadmaster Registrable Stock during the Registration Period. Roadmaster will become obligated to pay the expenses of up to two additional registrations if Roadmaster is not eligible to use a short-form registration statement to register the

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Roadmaster Registrable Stock at any time during the Registration Period. All other registrations will be at the expense of the holders of the Roadmaster Registrable Stock.

    In addition to the demand registration rights described above, if Roadmaster at any time proposes to register under the Securities Act any of its securities for sale for its own account or for the account of any person, subject to certain exceptions, it is required to provide the holders of Roadmaster Registrable Stock with the opportunity to sell some or all of their Roadmaster Registrable Stock pursuant to such registration. Roadmaster, however, is not required to grant any concession or additional rights to any other person to secure the right of any holder of Roadmaster Registrable Stock to participate in such registration. In addition, Roadmaster will have the right at least once during each twelve-month period to defer the filing of a demand registration statement for a period of up to 90 days after request for registration by the holders of the requisite number of shares of Roadmaster Registrable Stock.

    Any future registration rights granted by Roadmaster may not impair the priority of the registration rights granted to the holders of Roadmaster Registrable Stock, but Roadmaster may grant registration rights that are substantially similar to or that rank on a parity with the registration rights granted under the Actava-Roadmaster Registration Rights Agreement.

  Sale of Real Estate Investment

    Actava during 1994 entered into an agreement, subject to certain conditions, to sell to an investment group a parcel of real property located near Houston, Texas and the related industrial revenue bonds owned by Actava, for $9 million in cash, which is approximately equal to Actava's book value in the property and bonds. The property, which is known as Sienna Plantation, was purchased by Actava as an investment in 1973. This transaction was closed on June 30, 1995. The transaction enabled Actava to recover its book value in the property and to be relieved of the recurring costs of owning and maintaining the property.

  Other Developments

    On February 15, 1995, Triton, which owns approximately 25.3% of the issued and outstanding shares of Common Stock, filed with the Commission its Schedule 13D Amendment relating to its ownership of Common Stock. In the Schedule 13D Amendment, Triton indicated that based on its review of preliminary materials regarding the Mergers, it opposed the Mergers and encouraged Actava's Board of Directors and management to evaluate other alternative business strategies and to exercise their obligations diligently under Delaware law relating to the sale of Actava. In the Schedule 13D Amendment, Triton reported that it had sole voting power and sole dispositive power over 4,413,598 shares of Common Stock.

    On March 24, 1995, TAC, Inc. ("TAC"), filed with the Commission its Schedule 14D-1 and commenced a tender offer (the "Offer") to purchase for $1.80, net, in cash all outstanding shares of common stock (including the associated common stock purchase rights) of Triton. TAC is a company formed in order to commence the Offer by John D. Phillips and Met Tac, Inc., a company owned by John W. Kluge, trustee, and Stuart Subotnick. The Offer expired on May 5, 1995. The following is a summary of the historical relationship between Actava and Triton and a description of the events leading up to the Offer and of the Offer itself.

    Triton and Actava have had significant contacts for a number of years prior to the filing of the Schedule 13D Amendment and have had contacts since that time. According to the Schedule 13D Amendment, Triton owns 4,413,598 shares of the Common Stock, the majority of which were acquired in 1988 and 1989. In February 1991, Charles R. Scott resigned as Chairman and Chief Executive Officer of a predecessor of Triton and was appointed as the Chief Executive Officer of Actava. Thereafter, in November 1991, Actava made a $32 million loan to Triton, the terms of which were amended and restated in connection with Triton's bankruptcy proceedings.

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    In March 1994, Triton entered into discussions with Actava regarding the possibility that Triton would prepay the loan to Actava. As a condition to prepaying the loan, Triton demanded that (i) its representation on the Board of Directors of Actava would be increased from two members to four members, (ii) the Board of Directors of Actava agree to replace Mr. Scott as President and Chief Executive Officer of Actava and also agree that no person would be offered the position of President or Chief Executive Officer of Actava without Triton's approval, (iii) the Board of Directors of Actava agree not to approve any significant corporate actions (such as the sale of a major asset or the sale of a significant equity interest) without Triton's approval, and (iv) Actava pay Triton $1,000,000 to reimburse Triton for expenses incurred by Triton in arranging for the financing necessary to prepay the loan. The Board of Directors of Actava rejected Triton's demands, and the loan was not prepaid.

    Triton has announced in its public filings that its goal is to return value to its stockholders over a relatively short period and in keeping with this goal Triton and Actava have had a number of discussions since Mr. Phillips was elected as President and Chief Executive Officer of Actava regarding Triton's substantial investment in Actava. These discussions were particularly focused on the best manner in which to provide Triton and its stockholders liquidity in their stock in light of the relatively low trading volume of Triton common stock on AMEX. In August 1994, prior to the announcement of the Mergers, at Triton's request, Mr. Phillips met with John C. Stiska, the Chairman and Chief Executive Officer of Triton, and certain of its representatives regarding a potential merger between Triton and Actava. Mr. Phillips indicated at such meeting that Actava would not consider a transaction with Triton unless the Common Stock owned by Triton was valued at its then current market price, without any premium. Triton never contacted Mr. Phillips further about a merger proposal following such meeting.

    Between August 1994 and November 30, 1994, Messrs. Phillips and Stiska had several discussions regarding the Mergers. Mr. Phillips and Mr. Stiska met again on November 30, 1994, at which meeting Mr. Stiska discussed with Mr. Phillips his concern about the inability of Triton or its larger stockholders, in the event of a liquidation of Triton and a distribution of its assets to its stockholders, to resell, either before or after the Mergers, the block of Common Stock owned by Triton. Mr. Stiska also shared with Mr. Phillips his analysis of the value of Triton utilizing various assumptions. At that meeting Mr. Phillips suggested several alternatives as means of alleviating the liquidity problem for Triton including the possibility of an underwritten secondary offering of the Common Stock owned by Triton. Triton did not respond to Mr. Phillips' suggestions.

    Two days prior to the filing of the Schedule 13D Amendment, Mr. Stiska contacted Mr. Phillips to inform him of Triton's opposition to the Mergers. On February 15, 1995, Triton filed its Schedule 13D Amendment publicly announcing its opposition to the proposed Mergers. During the period from February 15, 1995 through February 27, 1995, Mr. Phillips, certain members of Actava's Board of Directors (including the two directors nominated by Triton) and Mr. Stiska continued their discussions about Mr. Stiska's concerns regarding the inability of Triton to dispose of the Common Stock, either before or after the Mergers. In addition, during this period, Mr. Phillips discussed with Mr. Stiska the possibility that Actava or, if Actava was not interested in pursuing a transaction, Mr. Phillips, along with Messrs. Kluge and Subotnick, could either purchase Triton's block of Common Stock at a price not in excess of its market value or that Triton and Actava (or, Messrs. Phillips, Kluge and Subotnick) could enter into a negotiated "put" and "call" arrangement with regard to Triton's block of Common Stock. Mr. Stiska rejected these proposals as well as Mr. Phillips' renewed proposal for an Actava-sponsored secondary offering of Triton's block of Common Stock because of his stated concern that Triton not receive any treatment better or different than Actava Stockholders, generally.

    Mr. Phillips and Mr. Stiska had an additional meeting on February 27, 1995 following a meeting of the Board of Directors of Actava to address further Mr. Stiska's concerns regarding the inability of Triton to resell its significant investment in Actava. Mr. Stiska delivered a letter to Mr. Phillips dated February 24, 1995 prior to the February 27 meeting confirming his rejection of the proposed sale of the Common Stock owned by Triton and the put/call proposal which Mr. Phillips had suggested prior to

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their meeting and reaffirming Triton's opposition to the Mergers. In addition, during the February 27 meeting between Messrs. Phillips and Stiska, Messrs. Phillips and Stiska discussed the possibility of a tender offer for Triton as a means of providing Triton's stockholders with fair value and liquidity for their shares within the two-year liquidation period previously announced by Triton as its goal. Although Mr. Phillips and Mr. Stiska did not discuss the offer price for any such tender offer, Mr. Stiska indicated that Triton would be receptive to a tender offer which included a fair price.

    At the March 19, 1995 meeting of the Board of Directors of Actava, Mr. Phillips informed the Board (with the two representatives appointed by Triton excused) that if Actava did not elect to commence a tender offer for the shares of Triton common stock, TAC would commence the Offer. Following a discussion, the Actava Board of Directors elected not to proceed with a tender offer and TAC issued a press release announcing its intention to commence the Offer.

    On March 21, 1995, Triton filed a Schedule 14D-9 announcing its opposition to the Offer. On March 23, 1995, Triton issued a press release announcing that its Board of Directors had adopted a "poison pill" by declaring a dividend of one Right for each outstanding Share, payable to stockholders of record on April 3, 1995.

    On March 24, 1995, TAC commenced the Offer. On March 27, 1995, Triton filed Amendment No. 1 ("Amendment No. 1") to its Schedule 14D-9 disclosing that the Board of Directors of Triton on March 22, 1995, authorized an amendment to certain amended and restated post-employment agreements between Triton and its three senior executive officers to provide that a "change in control" of Triton constitutes a qualifying termination event for purposes of the amended and restated post-employment agreements, rather than requiring an actual termination of employment by Triton. Consummation of the Offer would have constituted a "change in control" for purposes of each amended and restated post-employment agreement.

    According to Triton's Current Report on Form 8-K dated April 3, 1995, Triton adopted a "poison pill" rights plan by declaring a dividend of one right for each outstanding share of Triton common stock, payable to stockholders of record on April 3, 1995.

    According to Amendment No. 1, on March 21, 1995, three of Triton's stockholders commenced actions against Triton and its Board of Directors in the Chancery Court of the State of Delaware, entitled Moise Katz v. John C. Stiska, et al. (C.A. No. 14132). Marve Camp v. John C. Stiska, et al. (C.A. No. 14133), and Joseph Zoimen v. John C. Stiska, et al. (C.A. No. 14134), respectively. The claims of the plaintiffs in these three class action complaints are substantially similar, with each plaintiff alleging, among other things, that Triton's Board of Directors has breached its fiduciary and other common law duties by failing to exercise independent business judgment with respect to the Offer and by failing to take all necessary actions to maximize stockholder value.

    In Amendment No. 1, Triton disclosed that it has been in discussions with other parties who have indicated interest in Triton in a range higher than $1.80 per share to Triton's stockholders. Triton further disclosed that as of March 27, 1995, however, such discussions had not resulted in an agreement in principle with any third party and that there could be no assurances that such discussions would result in a higher offer for Triton's shares.

    On March 31, 1995, TAC's Dealer Manager in the Offer (the "Dealer Manager") and representatives of Triton's financial advisor, Patricof & Co. Capital Corp. ("Patricof"), held a telephone conference call in which Patricof presented its assessment of Triton's assets and its analysis of the value of Triton's common stock. On April 5, 1995, certain executive officers of TAC and its counsel met with executive officers of Triton and representatives of Patricof. Also present at the April 5, 1995 meeting was a representative of one of Triton's largest stockholders. At this meeting, the representatives of Triton expressed their view that the value of Triton's common stock was higher than TAC's initial $1.80

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offer price. TAC indicated at the April 5, 1995 meeting that it was not willing at that point to increase its offer price.

    During the following two weeks (April 10 through April 21, 1995), representatives of Patricof and the Dealer Manager engaged in various telephone conversations in which the parties attempted to negotiate the terms of a consensual transaction. As a result of these discussions, by the end of the week of April 17, 1995, TAC had indicated its willingness to increase its initial offer price of $1.80 per share to $2.00 per share if Triton agreed to a negotiated transaction which was conditioned upon consummation of the Mergers. Triton, through Patricof, countered that it would agree to a negotiated transaction at $2.10 per share, provided that consummation of such a transaction was not conditioned upon consummation of the Mergers. In response, on April 21, 1995, the Dealer Manager indicated to Patricof that TAC would be willing to raise further its offer price to $2.05 per share if Triton was able to reduce the professional fees it was paying to its advisors in the transaction by $500,000 (or approximately $.025 per share) and that the increased and revised offer would not be conditioned upon consummation of the Mergers. On April 22, 1995, TAC was informed that the Board of Directors of Triton had considered TAC's increased and revised offer and had rejected this increased and revised offer. Representatives of Triton reiterated their willingness to enter into a negotiated transaction at $2.10 per share on the same basis in which they had previously indicated to TAC. On April 24, 1995, TAC issued a press release announcing the extension of the Offer and increasing the consideration in the Offer to $2.02 per share in cash.

    On April 14, 1995, Triton filed Amendment No. 2 to its Schedule 14D-9, disclosing among other things that on April 13, 1995, Triton filed a complaint against TAC, Met Tac, Inc., John D. Phillips, Stuart Subotnick and John W. Kluge in the United States District Court for the Southern District of California in San Diego, California, entitled Triton Group Ltd. v. TAC, Inc., et al., (Case No. 950482K(BTM)). The complaint alleges that the tender offer disclosures in TAC's Tender Offer Statement on Schedule 14D-1 and TAC's initial Offer to Purchase violate federal securities laws by failing to disclose material information bearing on the value of Triton's stock, relating to the April 13, 1995 announcement by Actava, MITI, Orion and Sterling of a proposed business combination among those entities to form a new media and communications enterprise, Metromedia International Group. The complaint seeks preliminary and permanent injunctive relief barring the consummation of the Offer.

    On April 18, 1995, Triton filed an Application for Temporary Restraining Order and Order To Show Cause Re: Preliminary Injunction (the "TRO Application"). On April 19, 1995, TAC filed a Declaration of Arnold L. Wadler, Senior Vice President, General Counsel and Secretary of TAC, in Opposition to the TRO Application indicating that TAC would not consummate the Offer unless Triton's Board of Directors redeemed the "poison pill" or until such "poison pill" is judicially invalidated. In response to such Declaration in Opposition to the TRO Application, Triton withdrew the TRO Application.

    Subsequent to the extension of the Offer on April 26, 1995, Patricof contacted the Dealer Manager proposing that TAC conduct a due diligence review of Triton provided that TAC sign a confidentiality agreement, a draft of which was provided to TAC. The draft confidentiality agreement was conditioned upon, among other things, TAC agreeing to extend the Offer beyond its then current expiration date of May 5, 1995. TAC indicated that it was unwilling to extend the expiration date, and although Triton indicated it was willing to discuss deletion of the condition requiring the extension of the expiration date, TAC ultimately declined to enter into a confidentiality agreement with Triton and decided not to extend further the Offer.

    Triton disclosed in Amendment No. 3 to its Schedule 14D-9 filed with the SEC on April 28, 1995 that a class action complaint had been filed on behalf of Triton's stockholders against TAC, Met TAC, Inc., John D. Phillips, Stuart Subotnick and John W. Kluge in the United States District Court for the

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Southern District of California entitled Moise Katz v. Tac, Inc., et al., (Case
No. 950509E(AJB)). Upon expiration of the Offer, the plaintiffs withdrew the complaint.

  Litigation

    Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

NARRATIVE DESCRIPTION OF BUSINESS OF ACTAVA

    Actava currently engages in the lawn and garden equipment industry through a division of Actava doing business under the name "Snapper Power Equipment Company." In addition, Actava is indirectly engaged in the sporting good business through its ownership interest in Roadmaster.

  Snapper Power Equipment Company

    Actava's Snapper division manufactures Snapper(R) brand power lawnmowers, lawn tractors, garden tillers, snow throwers, and related parts and accessories and distributes blowers, string trimmers and edgers. The lawnmowers include rear engine riding mowers, front engine riding mowers or lawn tractors, and self-propelled and push-type walk-behind mowers. Snapper also manufactures a line of commercial lawn and turf equipment and a BlackhawkTM line of mowers and markets a fertilizer line under the Snapper(R) brand.

    Snapper(R) products are premium priced, generally selling at retail from $250 to $8,600. They are sold primarily through independent distributors to approximately 7,300 dealers throughout the United States. In addition, Snapper(R) products are exported to independent and company-owned distributors covering approximately 41 foreign countries. Snapper does not manufacture any lawn and garden equipment under private labels and historically has not sold its products directly to multi-unit retailers or mass merchandisers. While the ultimate consumers generally purchase lawnmowers in the spring and early summer, Snapper sells to its distributors nearly year-round utilizing accounts receivable dating programs, with the greatest volume of production and shipment preceding ultimate consumer purchasing periods. Historically, Snapper has provided its distributors accounts receivable redating programs under which due dates for distributor accounts receivable were set to coincide with the anticipated sales to the ultimate consumer. During 1994, Snapper revised its redating programs for lawn and garden equipment in order to accelerate the collection of its accounts receivable from distributors and thereby reduce Snapper's working capital debt and improve its cash flow. As a result of the revision of these programs, Snapper's distributors and dealers postponed orders for new products during most of 1994 in order to reduce their inventory levels. During December of 1994, however, Snapper's distributors accelerated their purchases of Snapper(R) products in order to build their inventories prior to the implementation of price increases by Snapper in 1995. Snapper anticipates that its distributors in the future will continue their previous effort to match retail inventories to consumer demand.

    Snapper makes available, through General Electric Credit Corporation, a retail customer revolving credit plan which allows consumers to pay for Snapper(R) products in installments. Consumers also receive Snapper credit cards which can be used to purchase additional Snapper(R) products. In addition, Snapper has an agreement with a financial institution which makes floor plan financing for Snapper(R) products available to dealers. This agreement provides financing for dealer inventories and accelerates cash flow to Snapper's distributors and to Snapper. Under the terms of the agreement, a default in payment by one of the dealers on the program is non-recourse by the financial institution to both the distributor and Snapper. The distributor, however, is obligated to repurchase any unused equipment recovered from the dealer and Snapper is obligated to repurchase the recovered equipment if the distributor defaults.

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    Snapper manufactures its products in McDonough, Georgia at facilities totaling approximately 1,000,000 square feet. Snapper also manufactures a substantial portion of the component parts for its products, excluding engines and tires. Although most of the parts and materials for Snapper's products are commercially available from a number of sources, Snapper has substantially reduced the number of suppliers that it uses for parts and materials. In many cases, Snapper has agreed to use a single supplier for a specific part or material in order to obtain more favorable price, delivery and performance terms. Snapper believes, however, that alternative suppliers are available for all of the parts and materials that it needs in connection with the manufacture of its products.

    During the three years ended December 31, 1994, Snapper has spent an average of $5 million per year for research and development. Although it holds several design and mechanical patents, Snapper is not dependent upon any one or more patents, nor does it consider that patents play a material role in its business. Snapper does believe, however, that the registered trademark Snapper(R) is an important asset in its business. Snapper walk-behind mowers are subject to Consumer Product Safety Commission safety standards and are designed and manufactured in accordance therewith.

    The lawn and garden business is highly competitive, with the competition being based upon price, image, quality and service. While no one company dominates the market, Actava believes Snapper is one of the significant manufacturers of lawn and garden products. There are approximately 50 manufacturers who produce products that compete with Snapper's products. Snapper's principal brand name competitors in the sale of power lawnmowers include The Toro Company, Lawn-Boy (a product group of the Toro Company), Sears, Roebuck and Co., Deere & Company, Ariens Company, Honda Corporation, Murray Ohio Manufacturing, Co., American Yard Products, Inc. (a subsidiary of AB Electrolux), MTD Products, Inc., and Simplicity Manufacturing, Inc. Some of Actava's competitors have greater financial resources than Actava.

    At December 31, 1994, Snapper had approximately $94 million in backlog orders believed to be firm as compared to approximately $122 million in backlog orders at December 31, 1993.

    Actava is actively seeking to identify synergistic business combinations for Snapper and would ultimately like for Snapper to operate as, or as part of, a publicly held company in which Actava has an interest. Although Actava would prefer to own an interest in a publicly held Snapper, Actava is exploring other alternatives for Snapper, including a possible sale or joint venture or the continued operation of Snapper as a division or subsidiary. Actava currently is not a party to any agreements with respect to any acquisitions or business combinations regarding Snapper nor does it have any immediate plans or agreements that would cause Snapper to become publicly owned. No assurances can be given that Actava in the future will engage in such a transaction or effect such a plan.

  Investment in Roadmaster Industries, Inc.

    Actava owns approximately 39% of the outstanding shares of Roadmaster Common Stock as a result of the Actava-Roadmaster Exchange Transaction. Roadmaster, through its operating subsidiaries, is one of the largest manufacturers of bicycles and is a leading manufacturer of fitness equipment and toy products in the United States. The following is certain information concerning the business and operations of Roadmaster which was furnished to Actava by Roadmaster. Roadmaster's major product lines consist of bicycles for the adult, teen and juvenile markets, fitness equipment, including stationary aerobic equipment, multi-station weight systems and benches, and toy products such as tricycles, wagons, toy horses, bulk plastic toys, sleds and swing sets, and team sports and camping equipment. Roadmaster markets its products, primarily through mass merchandisers, under well established trade names with widespread consumer recognition and long operating histories, including Roadmaster(R), Vitamaster(R), Flexible Flyer(R), MacGregor(R), DP(R), Hutch(R), Reach(R), Weather-Rite(R), and American Camper(R). In 1994, Roadmaster had sales greater than $1 million to each of more than 20 leading mass merchandisers including Toys "R" Us Inc. ("Toys "R" Us"), Wal-Mart Stores, Inc. ("Wal-Mart") and

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Target Stores, Inc. ("Target"). Roadmaster received Vendor of the Year awards from Toys "R" Us in 1992 and 1993, Wal-Mart in 1991 and Target in 1990.

    As a result of the Actava-Roadmaster Exchange Transaction, Roadmaster now owns and operates the four sporting goods companies formerly owned and operated by Actava. These companies are Diversified Products Corporation, Hutch Sports USA, Inc., Nelson/Weather-Rite, Inc. and Willow Hoisery Company. These companies manufacture, import and distribute products for a broad cross-section of the sporting goods, fitness, camping, and leisure markets. The companies also sell products under licenses from the National Football League, National Basketball Association, National Hockey League, Major League Baseball, The Walt Disney Company, Inc., Remington Arms Company, Inc. and numerous colleges and universities.

    Bicycle and fitness products together accounted for 78% of Roadmaster's net sales in 1994. Roadmaster has experienced sales growth in bicycles and fitness products of 540% and 144% respectively, from 1990 through 1994. Roadmaster's management believes that Roadmaster's share of bicycles sold through mass merchandisers, who sell approximately 80% of all bicycles in the United States, has grown from 5% in 1990 to 25% in 1994. Roadmaster's total sales for the year ended December 31, 1994 increased by 46% to $455.7 million from the year ended December 31, 1993, primarily due to increased sales in Roadmaster's existing product lines. Due to the seasonality of its business, Roadmaster's fourth quarter sales over the past four years have accounted for approximately 35% of its total annual sales.

    Although international sales are not currently a significant part of Roadmaster's consolidated operations, Roadmaster plans to expand its existing distribution in Canada and Europe. In addition, Roadmaster intends to continue to pursue acquisitions of complementary product lines in order to achieve economies of scale and to leverage its existing relationships with mass merchandisers.

    Prior to consummation of the Actava-Roadmaster Exchange Transaction, the manufacturing facility operated by Diversified Products in Opelika, Alabama was underutilized. Diversified Products used approximately 60% of its production space during its peak manufacturing season and approximately 30% of its production space during non-peak periods. As a result of the Actava-Roadmaster Exchange Transaction, Roadmaster has opened a new bicycle production line at Diversified Products' manufacturing facility, which has substantially increased the utilization of this facility. Roadmaster plans to add additional production lines at this facility in the future.

    Roadmaster's principal executive offices are located at the International Sports Plaza, 250 Spring Street, N.W., Suite 3 South, Atlanta, Georgia 30303, and its telephone number is (404) 586-9000. Roadmaster and each of its domestic subsidiaries are incorporated under Delaware law.

DESCRIPTION OF ACTAVA CAPITAL STOCK

  Common Stock

    The authorized capital stock of Actava consists of 100,000,000 shares of Common Stock, 1,000,000 shares of Preference Stock, without par value ("Preference Stock"), and 5,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). No shares of Preference Stock or Preferred Stock of Actava are presently outstanding. As of September 15, 1995, there were 17,474,401 shares of Common Stock outstanding held by approximately 6,200 holders of record. At the Effective Time, Actava's Restated Certificate of Incorporation will be amended to provide for the authorization of 110,000,000 shares of Common Stock and 70,000,000 shares of Preferred Stock.

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    Actava has not paid a dividend to its stockholders since the dividend declared in the fourth quarter of 1993. The Surviving Corporation has no plans to pay cash dividends in the foreseeable future. Any future dividends will depend upon the Surviving Corporation's earnings, capital requirements, financial condition and other relevant factors.

    The holders of shares of Common Stock will be entitled to receive such dividends, if any, that may be declared from time to time by the Surviving Corporation's Board of Directors in its discretion from funds legally available therefor, subject to the dividend priority of the holders of preferred stock of the Surviving Corporation, if any. The holders of shares of Common Stock also will be entitled to share in any distribution to stockholders upon liquidation, dissolution or winding up of the Surviving Corporation, subject to the prior liquidation rights of the holders of preferred stock of the Surviving Corporation, if any.

    Each holder of Common Stock is entitled to one vote for each share held of record for all matters to be voted upon by stockholders. Directors of the Surviving Corporation shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

    All of the outstanding shares of Common Stock are fully paid and nonassessable. When issued, all of the shares of Common Stock to be issued in connection with the Mergers will be fully paid and nonassessable. The holders of Common Stock do not have preemptive rights.

AMENDMENTS TO ACTAVA'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

    The discussion set forth below with respect to the capital stock of the Surviving Corporation is intended as an overview of the relevant provisions of the Restated Certificate of Incorporation of the Surviving Corporation (the "Surviving Corporation Restated Certificate") with respect thereto and is qualified in its entirety by reference to such Surviving Corporation Restated Certificate.

  Increase in Number of Shares of Authorized Capital Stock

    In connection with the consummation of the Mergers, Actava will issue a substantial number of shares of Common Stock. Accordingly, at the Effective Time, in connection with the Mergers, Actava's Restated Certificate of Incorporation will be amended to provide for the authorization of 110,000,000 shares of Common Stock. Actava's Restated Certificate of Incorporation will also be amended to provide for the authorization of 70,000,000 shares of Preferred Stock. Article FOURTH of the Surviving Corporation Restated Certificate will continue to provide that the Board of Directors can establish the preferences, limitations and relative rights of any series of the Preferred Stock when and if such stock is issued. In addition, Actava's Restated Certificate of Incorporation will be amended to state that the name of the corporation will be changed to "Metromedia International Group, Inc."

    In addition, the foregoing and the other proposed amendments to Actava's Restated Certificate of Incorporation are not intended to have an anti-takeover effect. However, as a result of the increase in the number of shares of authorized Common Stock, the Board of Directors of the Surviving Corporation could, with certain restrictions, issue additional shares of Common Stock and Preferred Stock without any further stockholder action. The issuance of such shares of Common Stock and Preferred Stock could be used as an anti-takeover measure by the Surviving Corporation's Board of Directors. Accordingly, the amendments to Actava's Restated Certificate of Incorporation may have an anti-takeover effect.

  Revised Governance Structure

    The discussion set forth below with respect to the governance structure of the Surviving Corporation is intended as an overview of the relevant provisions of the Surviving Corporation Restated Certificate and By-laws with respect thereto and is qualified in its entirety by reference to such Surviving Corporation Restated Certificate and By-laws.

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    Pursuant to the Merger Agreement, Actava's Restated Certificate of
Incorporation will be amended. Subject to the possible downward adjustment described below, upon consummation of the Mergers, the Surviving Corporation Restated Certificate will provide for a ten member Board of Directors of the Surviving Corporation. At the Effective Time, six of the ten directors are to be designated by Orion and the remaining four directors are to be designated by Actava. It is currently anticipated that Messrs. Kluge, Subotnick, Sherwin, Wadler and White and Ms. Kessel will be designated by Orion to the Surviving Corporation's Board of Directors and that John D. Phillips, Carl E. Sanders, John P. Imlay, Jr. and Clark A. Johnson will be designated by Actava to the Surviving Corporation's Board of Directors.

    In addition, The Triton Stockholders Agreement generally provides that Triton is entitled to nominate two members of Actava's Board of Directors if it owns in excess of 20% of the outstanding Common Stock and to nominate one member of the Actava Board of Directors if it owns more than 10%, but less than 20% of the outstanding Common Stock. Because Triton would own in excess of 10% but less than 20% of the Common Stock following consummation of the Mergers, the Surviving Corporation, in accordance with the terms of the Triton Stockholders Agreement, would be required to nominate one director designated by Triton to the Surviving Corporation's Board of Directors. Unless Triton waives compliance with that provision, it is currently anticipated that Triton will designate Richard Nevins, who is currently a member of the Board of Directors of Actava, to serve on the Board of Directors of the Surviving Corporation. In this event, the Board of Directors of the Surviving Corporation will consist of nine persons rather than ten persons as contemplated by the Merger Agreement. The nine persons who will serve as directors under these circumstances will be (i) the six persons designated by Orion and named above, (ii) Mr. Nevins, (iii) Mr. Phillips and (iv) either Mr. Sanders, Mr. Imlay or Mr. Johnson. If the nine persons referred to above are elected to the Board of Directors of the Surviving Corporation and if Triton, at any time prior to the time when the Surviving Corporation nominates directors for election at the Surviving Corporation's first annual meeting of stockholders after the Effective Time, loses or waives its right to nominate one director to the Surviving Corporation's Board of Directors, it is anticipated that the two directors designated by Actava who were not able to serve on the Surviving Corporation's Board of Directors at the Effective Time will then be appointed to the Surviving Corporation's Board of Directors.

    The Board of Directors of the Surviving Corporation will be divided into three classes. One class of directors will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1996, a second class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1997, and a third class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1998. Members of each class will hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Surviving Corporation, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting and will hold office for a three-year term.

TRANSFER AGENT AND REGISTRAR

    Chemical Mellon Shareholder Services will be the transfer agent and registrar for the Common Stock.

RESTRICTIONS ON RESALE OF COMMON STOCK BY AFFILIATES

    Under Rule 145 of the Securities Act, certain persons who receive Common Stock pursuant to the Orion Merger, the MITI Merger or the Sterling Merger and who are deemed to be "affiliates" of Orion, MITI or Sterling, as the case may be, will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with Orion, MITI or Sterling, as the case may be, at the time the Orion Merger, the MITI Merger and the Sterling Merger are submitted to a vote of the stockholders of Orion,

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MITI and Sterling, respectively. Each affiliate of Orion, MITI and Sterling
(e.g., generally any director or executive officer of Orion, MITI and Sterling or any stockholder of Orion, MITI and Sterling who beneficially owns a substantial number of outstanding shares of Orion Common Stock, MITI Common Stock or Sterling Common Stock, as the case may be) who desires to resell the Common Stock received in the Orion Merger, the MITI Merger and the Sterling Merger, as the case may be, must sell such stock either pursuant to an effective Registration Statement or in accordance with the applicable provisions of Rule 145(d) under the Securities Act.

    Rule 145(d) requires that persons deemed to be affiliates resell their stock pursuant to those requirements of Rule 144 under the Securities Act which relate to the availability of current public information concerning an issuer, the volume of securities permitted to be sold, and the manner in which securities may be sold, if such stock is sold within the first two years after the receipt thereof. After two years, if such person is not an affiliate of the Surviving Corporation and if either the Surviving Corporation is current in the filing of its periodic securities law reports under the Exchange Act or there otherwise exists certain public information concerning the Surviving Corporation, a former affiliate of Orion, MITI or Sterling, as the case may be, may freely resell the stock received in the Orion Merger, the MITI Merger, the Sterling Merger, respectively, without limitation. After three years from the date of issuance of the stock, if such person is not an affiliate of the Surviving Corporation at the time of sale and for a period of at least three months prior to such sale, such person may freely resell such stock, without limitation, regardless of the status of the Surviving Corporation's periodic securities law reports under the Exchange Act. Certificates for shares of Common Stock to be received by affiliates of Orion, MITI and Sterling in the Orion Merger, the MITI Merger and the Sterling Merger, respectively, will be legended as to the restrictions imposed upon resale of such stock.

    Actava has filed the Shelf Registration to register the shares of Common Stock to be issued to the Metromedia Holders. Upon the effectiveness of the Shelf Registration, the Metromedia Holders will hold shares of Common Stock which may be resold in accordance with Rule 145(d) under the Securities Act.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF ORION, MITI, STERLING AND ACTAVA

  General

    As a result of the Mergers, the stockholders of Orion, MITI, Sterling and Actava, whose rights are currently governed by Delaware law and the Orion Restated Certificate of Incorporation (the "Orion Certificate") and By-laws, the MITI Certificate of Incorporation (the "MITI Certificate") and By-laws, the Sterling Certificate of Incorporation (the "Sterling Certificate") and By-laws and the Actava Restated Certificate of Incorporation (the "Actava Certificate") and By-laws, respectively, will become stockholders of the Surviving Corporation, whose rights will be governed by Delaware law and the Surviving Corporation Restated Certificate and By-laws. The following discussion is intended only to highlight certain of the rights of stockholders under Delaware law, generally and specifically, certain differences between the rights of stockholders of Orion, MITI, Sterling and Actava and the Surviving Corporation. The discussion does not purport to constitute a detailed comparison of the provisions of Delaware law, or any of the parties' certificates of incorporation and By-laws and stockholders are referred to that law and the appropriate certificates of incorporation and By-laws for a definitive treatment of the subject matter.

  Cumulative Voting

    Under Delaware law, a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he has shares of stock multiplied by the number of directors to be elected). The Orion Certificate, the Actava Certificate and the MITI Certificate do not provide for cumulative voting. Subject to certain restrictions, the Sterling Certificate does provide for cumulative voting. The Surviving Corporation Restated Certificate will not provide for cumulative voting.

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  Classification of the Board of Directors

    Delaware law permits (but does not require) classification of a corporation's board of directors into one, two or three classes. The Orion Certificate, the Actava Certificate and the MITI Certificate provide for the annual election of all directors. The Sterling Certificate provides that Sterling's Board of Directors is to be divided into three classes, with the directors of each class being elected for staggered three year terms. The Surviving Corporation Restated Certificate will provide for a classified Board of Directors. The Board of Directors of the Surviving Corporation will be divided into three classes. One class of directors will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1996, a second class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1997, and a third class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1998. Members of each class will hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Surviving Corporation, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting and will hold office for a three year term.

  Restriction on Repurchases of Shares

    The Actava Certificate currently provides that any purchase by Actava of shares of its voting stock from any Interested Stockholder (defined as any person which directly or indirectly is the beneficial owner of 5% or more of the voting stock of Actava) who has beneficially owned such voting stock for less than 24 months prior to the date of such purchase, at a price in excess of the average price paid by the Interested Stockholder for such shares requires the approval of not less than a majority of the voting stock held by persons other than the Interested Stockholder. Such provision of the Actava Certificate does not apply to any purchase of shares of Actava voting stock if such purchase is pursuant to (i) an offer of substantially the same value to all holders of the outstanding shares of the same class as those purchased, (ii) a tender offer or exchange offer by Actava for some or all of the outstanding shares of a class of Actava's voting stock made on the same terms to all holders of such shares,
(iii) any purchase effected on the open market and not the result of a privately negotiated transaction.

    None of the Orion Certificate, the MITI Certificate nor the Sterling Certificate contains a similar provision restricting repurchases by Orion, MITI or Sterling, respectively, of its capital stock. The Surviving Corporation Restated Certificate will not contain such a provision restricting repurchases by it of its capital stock.

  Amendments to Charter Documents

    Under Delaware law, the power to adopt, amend or repeal By-laws rests with the stockholders entitled to vote; provided, however, that any corporation may in its certificate of incorporation, confer the power to adopt, amend or repeal By-laws upon its directors. The Actava Certificate and By-laws provide that its By-laws may be amended by affirmative vote of either a majority of the entire Actava Board of Directors then in office or by the holders of a majority of the outstanding capital stock entitled to vote thereon. The MITI Certificate and By-laws provide that its By-laws may be amended by affirmative vote of either a majority of the entire MITI Board of Directors then in office or by the holders of a majority of the outstanding capital stock entitled to vote thereon. Similarly, the Surviving Corporation Restated Certificate and By-laws will provide that its By-laws may be amended by the affirmative vote of either a majority of the Surviving Corporation's Board of Directors then in office or by the holders of a majority of the outstanding capital stock entitled to vote thereon. The Sterling Certificate and By-laws provide that its By-laws may be amended by the affirmative vote of either a majority of the entire Sterling Board of Directors or by the holders of 75% of the outstanding capital stock entitled to vote thereon. The Orion Certificate and By-laws contain certain specified provisions regarding their amendment as described below.

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    In connection with the Mergers, the Orion Certificate and By-laws will be terminated. A number of the provisions set forth in such documents were included in the Orion Certificate and By-laws as a result of the compromises reached between Orion and its principal creditors as set forth in the Plan. Orion's Certificate and By-laws required that these mandatory provisions which are described below be included in Orion's constitutive documents until November 5, 1997 unless they were amended in accordance with the terms of such documents. Such provisions will be deleted pursuant to the Mergers. Such mandatory provisions include fixing the size of Orion's Board of Directors in a range between nine and twelve Directors, obligating Orion to nominate and use its reasonable best efforts to cause the election of certain individuals not affiliated with Metromedia (the "Non-Metromedia Directors") to Orion's Board of Directors, giving the power to remove and fill vacancies of Non-Metromedia Directors to a majority of Non-Metromedia Directors then in office, creating an Executive Committee of Orion's Board of Directors to oversee the day-to-day operations of Orion and requiring that one member of the Executive Committee be elected by the Non-Metromedia Directors and that such member may only be removed and a vacancy may only be filled to replace such Non-Metromedia Director by a vote of a majority of the Non-Metromedia Directors then in office (collectively, the "Mandatory Governance Provisions"). The Orion Certificate and By-laws currently provide that until November 5, 1997, in addition to any requirements of the DGCL, such Mandatory Governance Provisions may only be amended with either the consent of all of the members of the Executive Committee or by a majority of the shares of the outstanding Orion Common Stock not beneficially owned by Metromedia and its affiliates (the "Amendment Procedure"). The Amendment Procedure is also a Mandatory Governance Provision, which will also be deleted in connection with the Mergers. Accordingly, following the Effective Time, the Orion Stockholders will be stockholders of the Surviving Corporation and the Surviving Corporation Restated Certificate will be amendable, in accordance with Delaware law, by the affirmative vote of either a majority of the Board of Directors then in office or by the holders of a majority of outstanding capital stock entitled to vote thereon.

  Removal of Directors

    Under Delaware law, although stockholders may generally remove directors with or without cause by a majority vote, stockholders may remove members of classified boards only for cause unless the certificate of incorporation provides otherwise. The Sterling Certificate (which provides for a classified board) provides that any director may be removed, with or without cause, by the holders of at least 75% of the then outstanding shares then entitled to vote at an election of directors. The Orion Certificate and By-laws, the Actava Certificate and By-laws and the MITI Certificate and By-laws provide that any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors. The Surviving Corporation Restated Certificate, which provides for a classified board, will not provide for the removal of directors with or without cause. Accordingly, stockholders of the Surviving Corporation may only remove members of its Board of Directors for cause.

  Power to Call Special Meetings of Stockholders

    Under Delaware law, special meetings of stockholders may be called by the Board of Directors or by such person or persons as may be authorized by the certificate of incorporation or by the By-laws. Under the Orion Certificate and By-laws, special meetings of its stockholders may be called by its Board of Directors, or by its President, and shall be called by its President at the request of the holders of a majority of the holders of Orion's capital stock. Under the Actava Restated Certificate and By-laws, special meetings of its stockholders may be called by Actava's Chairman of the Board, Actava's President, Actava's Board, or by stockholders of Actava holding of record in the aggregate at least 25% of the outstanding stock of Actava entitled to vote at such a meeting. The MITI Certificate and By-laws provide that special meetings of its stockholders may be called at any time by MITI's Board of Directors or by MITI's Chairman of the Board. The Sterling By-laws provide that special meetings of its stockholders may be called only by Sterling's Chairman of the Board or by Sterling's Board pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies. The Surviving Corporation Restated Certificate will provide that special meetings of stockholders may only be called at any time by the Chairman or Vice Chairman of its Board of Directors.

  Issuance of Rights

    The Sterling Certificate provides that the Sterling Board of Directors is authorized to create and issue "rights" entitling the holders thereof to purchase from Sterling shares of stock or other securities of Sterling or any other corporation. Similar to "blank check" preferred stock, the Sterling Board can act in this regard without the approval of stockholders and, also similar to "blank check" preferred stock, the times at which and the terms upon which such rights are to be issuable will be determined by Sterling's Board of Directors and set forth in the contracts or instruments that evidence such rights. The Orion Certificate, the Actava Certificate and the MITI Certificate do not contain a similar provision authorizing the issuance of rights. The Surviving Corporation Restated Certificate will not contain a similar provision authorizing the issuance of rights.

  Consideration of Other Constituencies in Board of Director Action

    Delaware law generally provides that a corporation's board of directors act in the best interest of its stockholders and it does not explicitly provide for the consideration of societal interests by a corporation's board of directors in making decisions. The Delaware Supreme Court has, however, held that, in discharging their responsibilities, directors shall consider the interests of stockholders and may consider constituencies other than stockholders, such as creditors, customers, employees and perhaps even the community in general, as long as there are rationally related benefits accruing to stockholders as well. The Delaware Supreme Court has held, however, that concern for non-stockholder interests is inappropriate when the sale of any company is inevitable and an auction among active bidders is in progress. The Sterling Certificate provides that Sterling directors shall consider the interests of the Sterling Stockholders and may consider, in their discretion, the interests of Sterling's employees, suppliers, creditors and customers, community and societal interests, and the long-term as well as short-term interests of Sterling and its stockholders including the possibility that these interests may be best served by the continued independence of Sterling. The Orion Certificate, the Actava Certificate and the MITI Certificate do not directly discuss the consideration of societal factors. The Surviving Corporation Restated Certificate will not directly discuss the consideration of societal factors by its board of directors.

  Preemptive Rights

    Delaware law does not provide for preemptive rights to acquire a corporation's unissued stock. However, such right may be expressly granted to the stockholders in a corporation's certificate of incorporation. The MITI Certificate provides for preemptive rights. None of the Orion Certificate, the Actava Certificate nor the Sterling Certificate provide for preemptive rights for holders of Orion Common Stock, Common Stock and Sterling Common Stock, respectively, and the Surviving Corporation Restated Certificate will not provide for preemptive rights for holders of Common Stock.

  Action by Written Consent

    Delaware law provides that, unless otherwise provided in the certificate of incorporation, stockholders may act by written consent in lieu of a meeting if consents are signed representing not less than the minimum number of votes that would be necessary to take such action at a meeting where all shares entitled to vote were present and voted. None of the Orion Certificate, the Actava Certificate, the MITI Certificate and the Sterling Certificate provide otherwise. The Surviving Corporation Restated Certificate will prohibit stockholder action by written consent. Accordingly, all action by the stockholders of the Surviving Corporation must be taken at a duly called annual or special meeting.

  Stockholder Nominations and Proposals

    The Surviving Corporation's By-laws will establish procedures that must be followed for stockholders to nominate individuals to the Board of Directors of the Surviving Corporation or to propose business at the annual meeting of stockholders. In order to nominate individuals to the Board of Directors of the Surviving Corporation, a stockholder must provide timely notice of such nomination in writing to the Secretary of the Surviving Corporation and a written statement by the candidate of his or her willingness to serve. Such notice must include the information required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act, along with the name, record address, class and number of shares of Common Stock beneficially owned by the stockholder giving such notice.

    In order properly to propose that certain business come before the annual meeting of stockholders, a stockholder must provide timely notice in writing to the Secretary of the Surviving Corporation which notice must include a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting. In addition, the notice must contain the name, record address, class and number of shares of the Surviving Corporation's capital stock beneficially owned by the stockholder giving such notice and any material interest of the stockholder in such business.

    To be timely, notice must be delivered to the Surviving Corporation not less than 60 days nor more than 90 days prior to the first anniversary of the date of the Surviving Corporation's annual meeting for the preceding year or, under certain circumstances, within ten days after notice of the annual or special meeting at which directors are to be elected or the proposed business is to be conducted.

    None of the Orion Certificate, the Actava Certificate or the MITI Certificate establish procedures that stockholders must follow to nominate individuals to their respective boards of directors or to propose business at the annual meeting of stockholders. The Sterling Certificate establishes certain procedures that its stockholders must follow to nominate individuals to the Sterling Board of Directors.

  Stockholder Rights Plan

    Each of Orion, Actava, MITI and Sterling has agreed to use its best efforts to have the Board of Directors of the Surviving Corporation adopt a stockholder rights plan within 30 days following the Effective Time. Although the specific terms of such rights plan have not been determined, it is expected that such rights plan will cause substantial dilution to a person or group that attempts to acquire the Surviving Corporation on terms not approved by the Surviving Corporation's Board. Such rights plan may have an anti-takeover effect. Other than the provision in the Sterling Certificate described above with respect to the issuance of rights, none of the Orion Certificate, the Actava Certificate, the MITI Certificate and the Sterling Certificate provide for a stockholder rights plan.

ACTAVA DESIGNEES TO THE SURVIVING CORPORATION'S BOARD OF DIRECTORS

    Pursuant to the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation will be fixed at ten directors. At the Effective Time, six of the ten directors will be designated by Orion and four directors will be designated by Actava. It is currently anticipated that Messrs. Kluge, Subotnick, Sherwin, Wadler and White and Ms. Kessel will be designated by Orion to the Surviving Corporation's Board of Directors and that John D. Phillips, Carl E. Sanders, John P. Imlay, Jr. and Clark A. Johnson will be designated by Actava to the Surviving Corporation's Board of Directors.

    In addition, the Triton Stockholders Agreement generally provides that Triton is entitled to nominate two members of Actava's Board of Directors if it owns in excess of 20% of the outstanding Common Stock and to nominate one member of the Actava Board of Directors if it owns more than 10% but less than 20% of the outstanding Common Stock. Because Triton would own in excess of 10% but less than 20% of the Common Stock following consummation of the Mergers, the Surviving Corporation, in accordance with the terms of the Triton Shareholders Agreement, would be required to nominate one director designated by Triton to the Surviving Corporation's Board of Directors. Unless Triton waives compliance with that provision, it is currently anticipated that Triton will designate Richard Nevins, who is currently a member of the Board of Directors of Actava, to serve on the Board of Directors of the Surviving Corporation. In this event, the Board of Directors of the Surviving Corporation will consist of nine persons rather than ten persons as contemplated by the Merger Agreement. The nine persons who will serve as directors under these circumstances will be (i) the six persons designated by Orion and named above, (ii) Mr. Nevins, (iii) Mr. Phillips and (iv) either Mr. Sanders, Mr. Imlay or Mr. Johnson. If the nine persons referred to above are elected to the Board of Directors of the Surviving Corporation and if Triton, at any time prior to the time when the Surviving Corporation nominates directors for election at the Surviving Corporation's first annual meeting of stockholders after the Effective Time, loses or waives its right to nominate one director to the Surviving Corporation's Board of Directors, it is anticipated that the two directors designated by Actava who were not able to serve on the Surviving Corporation's Board of Directors at the Effective Time will then be appointed to the Surviving Corporation's Board of Directors.

    The Board of Directors of the Surviving Corporation will be divided into three classes. One class of directors will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1996, a second class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1997, and a third class will be initially elected for a term expiring at the annual meeting of stockholders of the Surviving Corporation to be held in 1998. Members of each class will hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Surviving Corporation, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting and will hold office for a three year term.

                           INFORMATION REGARDING MITI

BUSINESS OF MITI

  Overview

    MITI, through its wholly owned subsidiaries, ITI and MII currently owns interests in and participates along with local partners in the management of certain joint ventures which operate communications businesses in certain countries in Eastern Europe and certain of the former Soviet Republics. ITI currently owns interests in and participates in the management of joint ventures which operate (i) wireless cable television systems in six cities in Russia and certain of the other former Soviet Republics, (ii) paging systems in six cities in Russia, certain of the other former Soviet Republics and Romania, (iii) an international toll calling service which operates throughout the Republic of Georgia, and (iv) a trunked mobile radio service which operates in certain areas in Romania (collectively referred to herein as "Subscription Related Businesses"). MII currently owns a radio station which broadcasts on an AM radio frequency and two FM radio frequencies in Budapest, Siofok and Khebegy, Hungary and owns interests in and participates in the management of certain joint ventures which operate a radio station which broadcasts on two FM radio frequencies in Moscow, Russia, radio stations which broadcast on an AM and an FM radio frequency in St. Petersburg, Russia, a radio station which broadcasts on an FM radio frequency in Sochi, Russia and a radio station which broadcasts on an FM radio frequency in Riga, Latvia ("Advertising Related Businesses"). In addition, MITI holds ownership interests in joint ventures which are currently constructing wireless cable television systems in Bucharest, Romania and Nizhny Novgorod, Russia, a paging system in Almaty, Kazakhstan and a wireless local loop telephony system in Tashkent, Uzbekistan. MITI is also in the process of purchasing an ownership interest in a joint venture which is constructing a paging system in St. Petersburg, Russia. Whenever a reference is made in this section to MITI operating or providing communications services, it shall mean the operations of or services provided by its Subscription Related Businesses or Advertising Related Businesses whether through ownership of such businesses or ownership of interests in joint ventures which operate such businesses.

    MITI is seeking to enter into joint venture arrangements for additional wireless cable television, paging, wireless telephony and radio broadcast projects in various markets in which it has existing operations as well as in additional markets in Eastern Europe and the former Soviet Republics. MITI is also pursuing opportunities to expand its communications businesses into other emerging markets in areas such as the Far East, including China. MITI's strategy of investing in a variety of different communications projects in a number of different markets is intended to (i) reduce the negative impact that political or economic instability in any one market would have on MITI, and (ii) enable MITI to offer multiple communications services in many of its markets which reduces the possibility that MITI's business prospects would be adversely affected if a particular communications service offered by it is not widely accepted or becomes obsolete. There can be no assurance that MITI will be successful in obtaining interests in any additional communications projects or that new competing technologies will not emerge in the future which will enable other parties to introduce new or enhanced services which render MITI's communications services obsolete or significantly less desirable. SEE "RISK FACTORS--Risks Inherent in Growth Strategy" and "--Technological and Product Obsolescence for MITI."

    MITI was organized under the laws of the State of Delaware on August 8, 1994 in connection with the reorganization of two predecessor companies, one of which was formed in 1989 to pursue Subscription Related Businesses and the other of which was formed in 1993 to pursue Advertising Related Businesses. MITI's executive offices are located at 41 West Putnam Avenue, Greenwich, Connecticut 06830 and its telephone number is (203) 862-9200.

  Markets

    A summary of MITI's markets and existing projects, their status, MITI's direct or indirect ownership interest in each such project, the year such projects became operational and the amount of capital contributed to such projects by MITI and loaned to such projects by MITI is detailed in the chart below:

                                                        MITI
                                                      DIRECT OR                                      AMOUNT
                                                      INDIRECT                      AMOUNT        CONTRIBUTED
           MARKETS AND                                OWNERSHIP      YEAR           LOANED       TO PROJECTS(9)
             PROJECTS                  STATUS         INTEREST    OPERATIONAL   TO PROJECTS(9)         -
----------------------------------  ----------------- ---------   -----------   --------------
1. MOSCOW, RUSSIA
Wireless Cable Television.........  Operational          50.0%        1992         7,811,409        1,092,896
FM Radio (2 Frequencies)..........  Operational          51.0%        1994(1)      1,315,468          822,750

2. TBILISI, GEORGIA
Wireless Cable Television.........  Operational          49.0%        1993         2,777,156          779,000
International Toll Calling
  (throughout the Republic of
Georgia)(2).......................  Operational          30.0%        1994            75,290        2,769,098
Paging(3).........................  Operational          45.0%        1994           369,025          250,000

3. RIGA, LATVIA
Wireless Cable Television.........  Operational          50.0%        1992         6,870,844          819,000
Paging(3).........................  Operational          50.0%        1995(4)        495,299          450,000
FM Radio..........................  Operational          55.0%        1995(5)        --               140,009

4. TASHKENT, UZBEKISTAN
Wireless Cable Television.........  Operational          50.0%        1993         2,543,738          580,000
Paging............................  Operational          50.0%        1994
Wireless Local Loop Telephony.....  License Pending,     50.0%        1995
                                    under
                                    Construction

5. TALLINN, ESTONIA
Paging(3).........................  Operational          39.0%        1993         2,208,576          396,150

6. BUCHAREST, ROMANIA
Wireless Cable Television.........  Licensed, under      99.0%        1995           457,231          681,930
                                    Construction
Paging............................  Operational          54.1%        1993         1,937,686          490,000
Trunked Mobile Radio..............  Operational          54.1%        1995           284,047          --

7.KISHINEV, MOLDOVA
Wireless Cable Television.........  Operational          50.0%        1994         1,069,533          400,000

8.ALMATY, KAZAKHSTAN
Wireless Cable Television.........  Operational          50.0%        1995           751,499          218,693
Paging............................  Licensed, under      50.0%        1995
                                    Construction
9. ST. PETERSBURG, RUSSIA
AM Radio..........................  Operational          50.0%        1995(6)        --               --
FM Radio..........................  Operational          50.0%        1995(6)        457,803          --
Paging............................  Licensed, under      40.0%        1995(7)        --               264,581
                                    Construction,
                                    Completion of
                                    Acquisition of
                                    MITI Ownership
                                    Interest Pending
10. NIZHNY NOVGOROD, RUSSIA
Wireless Cable Television.........  License Pending      50.0%        1995            18,068          159,411
                                    under
                                    Construction
Paging............................  Operational          45.0%        1994           104,708          330,000

11. MINSK, REPUBLIC OF BELARUS
Wireless Cable Television.........  Under                50.0%        1995           447,923          400,000
                                    Construction

12. BUDAPEST, SIOFOK, AND KHEBEGY,
  HUNGARY(8)
AM Radio..........................  Operational         100.0%        1994         1,238,183        8,106,890
FM Radio (2 Frequencies)..........  Operational         100.0%        1994           --

13. SOCHI, RUSSIA
FM Radio..........................  Operational          51.0%        1995            70,087

14. LITHUANIA(10)
Paging............................  License              49.0%        1996           --
                                    Application
                                    Submitted

------------
 (1) Purchased equity of existing operating company in 1994; the predecessor company was formed in 1991.
 (2) Provides international toll calling services between Georgia and the rest of the world and is the only Intelsat designated representative in Georgia to provide such service.
 (3) The licenses for paging services in Georgia, Latvia, Estonia and Romania are for nationwide operations and MITI is currently expanding the services of such operations to cover additional cities in each of these countries.
 (4) Purchased equity of existing operating company in 1995; the company was formed in 1994.
 (5) Purchased equity of existing operating company in 1995; the company was formed in 1993.
 (6) Purchased equity of existing operating company in 1995; the company was formed in 1993.
 (7) Registration and acquisition of interest expected to be completed in 1995; the company was formed in 1994.
 (8) Purchased equity of existing operating company in 1994; the company was formed in 1989.
 (9) Represents amounts loaned and contributed as of August 31, 1995.
(10) The license application for paging services in Lithuania is for operations in the cities of Vilnius, Kaunas, Kliepeda, Shyaylyia and Panyevzhis.

    MITI selects markets in Eastern Europe, the former Soviet Republics and the Far East based upon the following characteristics: large populations, usually the capital city of a country, republic or province; strong economic potential and in many cases frequent and short airline schedules from MITI's Moscow and Vienna headquarters. Management of MITI believes that most of its markets have a concentration of educated people who desire quality entertainment, sports and news as well as reliable and efficient communications service. As principal cities of their respective countries, republics or provinces, these markets are in many cases home to a significant number of foreign diplomats, businessmen and advisors who MITI anticipates will often become premium service customers.

    MITI believes that the vast majority of the political, social and economic leaders of these markets recognize the importance of communications as a means to modernizing their societies. Currently, the breadth of television programming is somewhat limited in MITI's markets and there exists a demand for quality entertainment and news programming. Additionally, the antiquated telephone systems in many of these markets do not have the capacity to serve residents adequately. MITI's management believes that its systems can provide a solution to these problems because: (i) MITI's wireless cable television and AM and FM broadcast services will provide a wide selection of quality entertainment, sports broadcasting, educational programming, and international news at an affordable rate to both local and foreign residents; (ii) MITI's wireless telephony services will be a comparatively low-cost means of quickly providing intra-country communications as well as telephone access to the rest of the world using international satellite links; and (iii) MITI's alphanumeric and digital display paging services will be a dependable and efficient means to communicate one-way without the need for a recipient to access a telephone network, which is often overloaded or unavailable. MITI is not aware of any significant governmental restrictions with respect to broadcasting time or program content in its existing cable television and radio broadcasting markets which have a material adverse effect on MITI and its operations in these markets.

    In most cities where MITI provides or expects to provide service, a substantial percentage of the population (approximately 90% in Moscow) lives in large apartment buildings. This characteristic lowers the cost of installation and eases penetration of wireless cable television and wireless telephony services into a city, because a single microwave receiving location can bring service to a large number of people.

    MITI currently is licensed to provide wireless cable television to markets which have in the aggregate approximately 8.6 million households, and paging services in markets with a population totaling approximately 57.6 million. MITI believes that the cost of constructing a coaxial cable television system covering the same number of households as are covered by each of MITI's systems would be significantly more expensive than the costs incurred by MITI in constructing a wireless system.

    MITI, ITI and a newly formed, wholly-owned subsidiary of ITI, ITISPS, recently entered into a commitment letter with OPIC, whereby OPIC agreed to provide loan guarantees enabling ITI and ITISPS to obtain Loans in an amount of up to $29,900,000 for the operation and management of MITI's wireless cable television systems in Moscow, Russia, Riga, Latvia, Tbilisi, Georgia, Tashkent, Uzbekistan and Kishinev, Moldova. It is anticipated that the Loans will be provided to ITI and ITISPS directly by OPIC and that interests in 100% of the Loans will be sold by the Placement Agent on a best efforts basis to one or more institutional investors. The interests in the Loans will be evidenced by COPs issued by OPIC to such institutional investors and OPIC will guarantee the repayment in full of the COPs by affixing a guaranty endorsement to each COP. OPIC will have no obligation to provide any Loans to ITI and ITISPS, unless the Placement Agent is able to sell all of the COPs to eligible institutional investors. There can be no assurance that the Placement Agent will be able to sell any of the COPs to such institutional investors. The Loans, will be guaranteed by MITI and secured by MITI's indirect ownership interest in the joint ventures which operate such cable television systems, are also subject to the satisfaction of certain additional condition precedents, including the obtaining of all necessary governmental authorizations and approvals to effectuate a transfer of the ownership interests in such joint ventures from ITI to ITISPS and the negotiation and exemption of definitive financing and security documents among OPIC, MITI, ITI and ITISPS. MITI, ITI and ITISPS are in the process of negotiating these financing and security documents with OPIC and anticipate that ITI and ITISPS will be able to borrow funds pursuant to this loan facility by the end of 1995.

    MITI has obtained political risk insurance from OPIC for its operating cable television systems in Moscow, Riga, Tbilisi and Tashkent, and may endeavor to obtain OPIC insurance for additional systems which are eligible for such insurance. OPIC is a United States governmental agency which provides to United States investors insurance against expropriation, political violence and loss of business income in more than 130 developing nations. MITI currently has expropriation and political violence insurance coverage with OPIC in the amount of (i) $2,800,000 with respect to its Moscow cable television system, (ii) $2,200,000 with respect to its Riga cable television system, (iii) $1,600,000 with respect to its Tbilisi cable television system, and (iv) $2,000,000 with respect to its Tashkent cable television system. MITI currently has loss of business income insurance with OPIC in the amount of (i) $1,500,000 with respect to its Moscow cable television system, (ii) $1,000,000 with respect to its Riga cable television system, and (iii) $550,000 with respect to its Tbilisi cable television system. MITI is also currently eligible to purchase additional expropriation and political violence insurance and loss of business income insurance from OPIC with respect to these systems. There can be no assurance that any insurance obtained by MITI from OPIC will adequately compensate MITI for any losses it may incur or that MITI will elect to obtain or be able to obtain OPIC insurance for any of its additional systems.

  Joint Ventures

    As a general rule, if MITI desires to obtain an interest in a particular Subscription Related Business or Advertising Related Business, it will enter into discussions with the appropriate Ministry of Communications or local parties which have interests in communications properties in a particular market. If the negotiations are successful a joint venture agreement is entered into and then is registered with the appropriate governmental authority. Upon completion of registration, the right to use frequency licenses are contributed to the joint venture by MITI's local partner or are allocated by the appropriate governmental authority to the joint venture, construction of the system then commences with operations starting upon completion of construction. In the case of MITI's Advertising Related

Businesses, MITI has in many cases directly purchased companies with an operating radio station or an ownership interest in a joint venture which is operating a radio station.

    Generally, MITI owns approximately 50% of the equity in a joint venture with the balance of such equity being owned by a local entity, often a government-owned enterprise. Legislation has been previously proposed and rejected by the upper house of the Russian Federation's legislature which would limit the interest which a foreign person is permitted to own in entities holding broadcasting licenses. If legislation is enacted in Russia or any of MITI's other markets limiting foreign ownership of broadcasting licenses and MITI is required to reduce its interests in any of the ventures in which it owns an interest, it is unclear how such reduction would be effected. SEE "RISK FACTORS--Restrictions on Foreign Investment and Exchange Control Regulations."

    Each joint venture's day-to-day activities are managed by a local management team selected by its board of directors or its shareholders. The operating objectives, business plans, and capital expenditures of a joint venture are approved by the joint venture's board of directors, or in certain cases, by its shareholders. In most cases, an equal number of directors or managers of the joint venture are selected by MITI and its local partner. In other cases, a differing number of directors or managers of the joint venture may be selected by MITI on the basis of the percentage ownership interest of MITI in the joint venture.

    In most cases, the credit agreement pursuant to which MITI loans funds to a joint venture provides MITI with the right to appoint the general manager of the joint venture and to approve unilaterally the annual business plan of the venture. These rights continue so long as amounts are outstanding under the credit agreement. Such rights may also exist by reason of MITI's percentage ownership interest in the joint venture or under the terms of the joint venture's governing instruments.

    MITI's joint ventures are limited liability entities which are permitted to enter into contracts, acquire property and assume and undertake obligations in their own names. Under the joint venture agreements, each of MITI and the local joint venture partner is obligated to make initial capital contributions to the joint venture. In general, a local joint venture partner does not have the resources to make cash contributions to the joint venture. In such cases, MITI has established or plans to establish an agreement with the joint venture whereby, in addition to cash contributions by MITI, each of MITI and the local partner makes in-kind contributions (usually communications equipment in the case of MITI and frequencies, space on transmitting towers and office space in the case of the local partner), and the joint venture signs a credit agreement with MITI pursuant to which MITI loans the venture certain funds. Typically, such credit agreements provide for interest payments to MITI at MITI's current cost of borrowing in the United States and for payment of principal and interest from 90% of the joint venture's available cash flow prior to any pro rata distributions to MITI and the local partner. After the full repayment of the loan owed by the joint venture to MITI, the distributions from the joint venture to MITI and the local partner are made on a pro rata basis in accordance with their respective ownership interests.

Services to and Payments from Joint Ventures

    In addition to loaning funds to the joint ventures, MITI often provides certain services to each of the joint ventures including in the case of its cable television businesses, the use of MITI's Cine Plus movie channel (see "Cine Plus" below). MITI currently charges its cable television ventures a fee for supplying Cine Plus programming to these ventures and plans to charge its ventures in the future for other services it provides to them.

    Under existing legislation in certain of MITI's markets, distributions from a joint venture to its partners will be subject to taxation. The laws in MITI's markets vary markedly with respect to the tax treatment of distributions to joint venture partners and such laws have also recently been revised significantly in many of MITI's markets. There can be no assurance that such laws will not continue to undergo major changes in the future which could have a significant negative impact on MITI and its operations. SEE "RISK FACTORS--Developing Legal Structures in MITI's Target Markets."

  Marketing

    MITI targets its wireless cable television service toward foreign national households, embassies, foreign commercial establishments, international and local hotels, local households and local commercial establishments. Paging services are targeted toward people who spend a significant amount of time outside of offices, have a need for mobility, or are business people without ready access to telephones. Paging market segments include the local police, the military, foreign and local business people and embassy personnel.

    Radio station programming is targeted toward 25 to 55 year old consumers, who are believed by management of MITI to be the most affluent in the emerging societies of Eastern Europe and the former Soviet Republics. Each station's format is intended to appeal to the particular listening interests of this consumer group in its market. This is intended to enable the commercial sales departments of each joint venture to present to advertisers the most desirable market for their products and services, thereby heightening the value of the station's commercial advertising time. Advertising on these stations is sold to local and international advertisers.

  Development of Communications Systems

    Wireless Cable Television. Wireless cable television is a technology experiencing rapid growth worldwide. In the United States, wireless cable television, also referred to as MMDS (multichannel, multi-point distribution service), is gaining acceptance as a competitor to coaxial cable service. In addition, the service has low installation and maintenance costs relative to coaxial cable services.

    Each of MITI's wireless cable television systems is expected to operate in a similar manner. Various programs, transmitted to satellite transponders, will be received by the joint venture's satellite dishes located in a central facility. The signal will then be transmitted to a video switching system located in the joint venture's facilities, generally near the city's main transmission tower. Other programs, such as movies, will be combined into a predetermined set of channels and fed to solid state, self diagnostic transmitters and antennae located on the transmission tower. Encrypted multichannel signals will then be broadcast as far as 50 kilometers in all directions.

    The specialized compact receiving antenna systems, installed on building rooftops as part of the system, will receive the multiple channel signals transmitted by the transmission tower antennae and convert and route the signals to a set-top converter and a television receiver via a coaxial cabling system within the building. The set-top converter descrambles the signal and is also used as a channel selector to augment televisions having a limited number of channels.

    Cable services in markets served by MITI's joint venture partners initially carry at least eight channels of cable programming transmitted via satellite from international cable networks such as CNN International, BBC and MTV Europe. Additionally, cable service includes the local on-air broadcast networks. MITI plans to add additional channels as needed in its markets and anticipates that a total of over twenty-four channels will ultimately be available in each of its markets.

    Wireless Cable Television Programming. The broadcast channel lineup of the local broadcast television systems currently in existence in MITI's markets consists mainly of national news, local news, dubbed cartoons, single and multiple voice dubbed movies, and music and quiz shows. All programs broadcast are in the local language.

    MITI currently offers English, French, German and Arabic special interest programming, with plans to expand into Japanese and other languages as the need arises. Some of MITI's channels are dubbed and others are subtitled into the local language. MITI's "basic" service provides programming of local off-air channels and an additional six channels with European or American sports, music, international news and general entertainment. MITI's "premium" service includes the channels which make up its basic service as well as up to sixteen additional satellite channels and "Cine Plus," a movie channel created by MITI which began operations in July 1992. Cine Plus offers recent and classic movies, which feature such actors as Robert De Niro, Candice Bergen, Charles Bronson and Sean Connery. The Motion Picture Association of America ("MPAA") ban has in the past prohibited the exhibition of major motion pictures in parts of Eastern Europe and all of the former Soviet Republics because of the lack of copyright laws in these countries. MITI expects, but there can be no assurance, the MPAA ban will be gradually removed as copyright laws are passed in MITI's markets, increasing MITI's access to major motion pictures. Subscribers paying for premium service will view Cine Plus movies in advance of subscribers with basic service. MITI is planning to introduce its Cine Rus Service in many of its markets which is the same service as Cine Plus except that the movies are "lip-synched" dubbed and "voiced over" in local language. Movies that are "lip synched" dubbed give the appearance that the language of the characters is in the local language.

    MITI's service options currently include news channels such as BBC World, CNN International, Sky News and Euronews, music, sports and entertainment channels such as BBC Prime, MTV Europe, Eurosport, TNT/Cartoon Network, NBC Super Channel and Discovery Channel Europe and movie channels such as Cine Plus.

    MITI currently offers "Pay Per View" and "Pay Per Day" services, movies, concerts and sports programming on its Baltcom cable television system which operates in Riga, Latvia and is planning in the future to add such programming to its program lineups in certain of its markets. The subscriber pays for "Pay Per View" and "Pay Per Day" services in advance, and the intelligent decoders that MITI uses automatically deduct the purchase of a particular service from the amount paid in advance.

    Paging. MITI's paging systems represent a moderately priced service which is complementary to telephony. Alphanumeric and digital display paging systems are useful in Eastern European countries, the former Soviet Republics and Far Eastern emerging markets for sending information one-way without the need for a recipient to access a telephone network, which is often overloaded or unavailable.

    MITI will offer service with three types of pagers: tone only, which upon encoded signaling produces several different tones depending on the code transmitted; digital display, which emits a variety of tones and permits the display of up to 16 digits; and alphanumeric, which emits a variety of tones and displays as many as 63 characters. Subscribers may also purchase additional services, such as paging priority, group calls and other options.

    As an adjunct to paging services, the joint ventures operate 24 hour service bureaus to receive calls and record and transmit messages. In addition, automatic paging messages are accepted from personal computers, telex machines and cellular telephones.

    Wireless Telephony. Management of MITI believes that similar to MITI's cable systems, wireless telephony is a time and cost effective means of improving the communications infrastructure in Eastern Europe, the former Soviet Republics and emerging markets in the Far East. The current telephone systems in these markets are antiquated and overloaded. Accordingly, a significant percentage of the population has applied for service but has not received service after years of waiting.

    MITI's fixed wireless local loop telephony offers the current telephone service provider a rapid and cost effective method to expand their service base. The system eliminates the need to build additional fixed wire line infrastructure by utilizing a microwave connection directly to the subscriber.

    AM and FM Radio. MITI currently owns 51% of the joint venture known as SAC which operates "Radio Seven" broadcasting on two FM radio frequencies in Moscow, Russia and 100% of the entities which operate "Radio Juventus" broadcasting on one AM and two FM frequencies in the cities of Budapest, Siofok and Khebegy, Hungary. MITI also currently owns 50% of Radio Katusha, a joint venture which broadcasts on one AM and one FM frequency in the city of St. Petersburg, Russia, 51%
of Radio Nika, a joint venture which broadcasts on an FM radio frequency in the city of Sochi, Russia and 55% of Radio Skonto, a joint venture which broadcasts on an FM radio frequency in Riga, Latvia. MITI is also actively pursing opportunities to acquire interests in additional joint ventures which are establishing or presently operate radio stations in other major cities in Russia, other former Soviet Republics and Eastern Europe. Programming in each of MITI's markets is designed to appeal to the particular interests of a specific demographic group in such markets. Although MITI's radio programming formats are constantly changing, programming generally consists of popular music from the United States, Western Europe, and the local area. News is given by local announcers in the language appropriate to the region, and announcements and commercials are locally produced. By developing a strong listenership base comprised of a specific demographic group in each of its markets, MITI believes it will be able to attract advertisers seeking to reach these listeners. MITI believes that the technical programming and marketing expertise that it provides to its joint ventures enhances the performance of the joint ventures' radio stations. MITI hopes to establish an international advertising sales and marketing organization to cross market its various communications services.

    International Toll Calling. In May 1994, MITI completed the formation of a joint venture known as Telecom Georgia with the Ministry of Communications of the Republic of Georgia and two other entities. Telecom Georgia began providing International Toll Calling Services for the entire Republic of Georgia in September, 1994. MITI owns approximately 30% of Telecom Georgia. Telecom Georgia handles all international calls inbound to and outbound from the Republic of Georgia to the rest of the world. Telecom Georgia is currently making interconnect arrangements with several international long distance carriers such as Sprint and Telespazio of Italy. For every international call made to the Republic of Georgia, a payment will be due to Telecom Georgia by the interconnect carrier and for every call made from the Republic of Georgia to another country, Telecom Georgia will bill its subscribers and pay a destination fee to the interconnect carrier.

    Trunked Mobile Radio. MITI has also recently begun to provide trunked mobile radio ("TMR") services in certain areas in Romania. TMR systems are primarily designed to provide mobile voice communications among members of user groups and interconnection to the public switched telephone network.

  Competition

    Wireless Cable. Most of MITI's current cable television competitors in its markets are undercapitalized, small, local companies that are providing limited programming to their subscribers. MITI does not, however, have or expect to have exclusive franchises with respect to its cable television operations and may therefore face more significant competition in the future from highly capitalized entities seeking to provide services similar to MITI's in its markets. MITI also encounters competition in some markets from unlicensed competitors which may have lower operating expenses and may be able to provide cable television service at lower prices than MITI. MITI currently competes in all of its markets with over-the-air broadcast television stations which often offer a wider array of programming than MITI. MITI is also aware that equipment is being manufactured for the purpose of unlawfully receiving and decoding encrypted signals transmitted by wireless cable television ventures. MITI believes that it has thus far only experienced unlawful receipt of its signal on a limited basis with respect to certain of its wireless cable television services. In addition, another possible source of competition for MITI are videotape cassettes. MITI's wireless cable also competes with individual satellite dishes. SEE "RISK FACTORS--Competition for MITI."

    Paging. MITI faces competition from a segment of radio paging operations utilizing FM Subcarrier Frequency transmissions. In some of MITI's paging markets, MITI has experienced and can expect to continue to experience competition from existing small, local, paging operators who have limited areas of coverage and as well as competition by, in some cases, Western European paging operators. The local phone systems are also considered to be a significant competitor to MITI's paging operations. MITI does not have or expect to have exclusive franchises with respect to its paging operations and may therefore face more significant competition in the future from highly capitalized entities seeking to provide services similar to MITI's in the company's markets.

    Wireless Telephony. While the existing wireline telephone systems in Eastern Europe and the former Soviet Republics are often antiquated, the fact that these systems are already well-established and operated by governmental authorities means that they are a source of competition for MITI's wireless telephony operations. In addition, one-way paging service may be a competitive alternative which is adequate for those who do not need a two-way service, or it may be a service that reduces wireless telephony usage among wireless telephony subscribers. MITI does not have or expect to have exclusive franchises with respect to its wireless telephony operations and may therefore face more significant competition in the future from highly capitalized entities seeking to provide services similar to or competitive with MITI's in the company's markets. In certain markets, cellular telephone operators exist and represent a competitive alternative to MITI's wireless telephony. A cellular telephone can be operated in the same manner as a wireless loop telephone in that either type of service can simulate the conventional telephone service by providing local and international calling from a fixed position in its service area. Both services are connected directly to a telephony switch operated by the local telephone company and therefore can initiate calls to or receive calls from anywhere in the world currently served by the international telephone network. Cellular telephony and wireless loop telephony eliminate the need for trenching and laying of wires for telephone services and thus deploy telephone service quickly and cost effectively. Wireless loop technology utilizes radio frequencies, instead of copper or fiber optic cable, to transmit between a central telephone and a subscriber's building. Cellular telephony enables a subscriber to move from one place in a city to another while using the service while wireless loop telephony is intended to provide fixed telephone services which can be deployed as rapidly as cellular telephony and at a lower cost.

    FM and AM Radio. In each of MITI's existing markets, there are either a number of stations in operation already or plans for competitive stations to be in service shortly. As additional stations are constructed and commence operations, MITI expects to face significantly increased competition for listeners and advertising revenues from parties with programming, engineering and marketing expertise comparable to MITI's. Other media businesses, including broadcast television, cable television, newspapers, magazines and billboard advertising also compete with MITI's radio stations for advertising revenues.

  Employees

    As of September 20, 1995, MITI had approximately 50 full-time employees with respect to its operations in the United States, and approximately 30 full-time employees with respect to its operations in Eastern Europe and the former Soviet Republics. These figures do not include employees of MITI's joint ventures. MITI employees are not covered by a collective bargaining agreement and MITI believes its employee relations to be satisfactory.

  Property

    MITI's principal executive offices are currently located in approximately 4,500 square feet of leased space in Greenwich, Connecticut. MITI recently leased approximately 11,000 square feet of space in Stamford, Connecticut and is planning to move its principal executive offices to this location in November 1995. The employees located at MITI's principal office are primarily responsible for the financial and administrative functions of MITI.

    MITI also leases approximately 1,900 square feet of office space in Moscow, Russia and 7,500 square feet of office space in Vienna, Austria. These offices are primarily responsible for coordinating the overseas operations of MITI's telecommunications systems.

    MITI's management believes that these facilities are adequate for its intended activities in the reasonably foreseeable future.

  Legal Proceedings

    MITI is not a party, nor to its knowledge has MITI been threatened to be made a party to any litigation or governmental proceeding which its management believes could result in any judgments or fines that would have a material adverse effect on MITI or its financial condition or business operations.

    Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the MITI Common Stock as of September 20, 1995 by (i) each person known by MITI to be the record or beneficial owner of more than 5% of the issued and outstanding MITI Common Stock, (ii) each director of MITI and executive officer of MITI and (iii) all executive officers and directors of MITI as a group. All individuals' addresses are at MITI's headquarters unless otherwise noted.

                                                                        AMOUNT AND
                      NAME AND ADDRESS OF                          NATURE OF BENEFICIAL      PERCENT
                        BENEFICIAL OWNER                             OWNERSHIP(1)(2)       OF CLASS (2)
----------------------------------------------------------------   --------------------    ------------
John W. Kluge(3)................................................           915,747             53.36%
c/o Metromedia Company
215 East 67th Street
New York, New York 10021
Stuart Subotnick(4).............................................           901,858             52.55%(6)
c/o Metromedia Company
215 East 67th Street
New York, New York 10021
Richard J. Sherwin(5)...........................................           164,452              8.96%
Carl C. Brazell, Jr.............................................             8,344                 *
c/o Metromedia International Inc.
4514 Cole Avenue
Suite 1200
Dallas, Texas 75205
Howard Finkelstein..............................................                 0                 0
William B. Manning(6)...........................................             3,280                 *
James E. Lindstrom(6)...........................................             3,075                 *
Karl S. Brooks(6)...............................................             4,374                 *
John W. Stanton(7)..............................................            36,060              2.10%
c/o Stanton Communications, Inc.
11400 Southeast Eighth Street
Suite 445
Bellevue, Washington 98004
Frederick A. Moran(8)...........................................            91,845              5.35%
c/o Moran & Associates, Inc.
41 West Putnam Avenue
Greenwich, Connecticut 06830
Kenneth Moelis..................................................                 0                 0
c/o Donaldson, Lufkin & Jenrette
2121 Avenue of the Stars
30th Floor
Los Angeles, California 90067
Uzi Zucker......................................................            27,777              1.62%
c/o Bear Stearns & Co., Inc.
245 Park Avenue
3rd Floor
New York, New York 10167

                                                                        AMOUNT AND
                      NAME AND ADDRESS OF                          NATURE OF BENEFICIAL      PERCENT
                        BENEFICIAL OWNER                             OWNERSHIP(1)(2)       OF CLASS (2)
----------------------------------------------------------------   --------------------    ------------
Kenneth Horowitz................................................            83,333              4.86%
23 Sloans Curve Drive
Palm Beach, Florida 33480
Arnold L. Wadler(9).............................................             2,778                 *
c/o Metromedia Company
One Meadowlands Plaza
East Rutherford, New Jersey 07073-2137
Silvia Kessel...................................................               556                 *
c/o Metromedia Company
215 East 67th Street
New York, New York 10021
Met Telcell, Inc.(10)...........................................           797,613             46.48%
c/o Metromedia Company
One Meadowlands Plaza
East Rutherford, New Jersey 07073-2137
Alexander Lapshin...............................................             5,162                 *
c/o International Telcell, Inc.
113/1 Leninsky Prospekt
Moscow, Russia 117198
All executive officers and directors as a group (16
people)(3)(4)(5)(6)(7)(8)(9)....................................         1,388,450             75.24%

------------
* Less than 1%.

 (1) All persons listed above have sole voting and dispositive power with respect to their shares unless otherwise indicated.

 (2) Based on the aggregate number of shares of MITI Common Stock outstanding at, or acquirable within 60 days of September 20, 1995.

 (3) Includes 797,613 shares of MITI Common Stock held by Met Telcell and 62,578 shares of MITI Common Stock held by Met International, the shares of which may be deemed to be beneficially owned by Mr. Kluge by virtue of the fact that he and Mr. Stuart Subotnick are the sole directors and stockholders of these companies.

 (4) Includes 41,667 shares of MITI Common Stock owned by Mr. Subotnick and his wife, Anita Subotnick as joint tenants. Mr. and Mrs. Subotnick share the ultimate power to vote and dispose of such shares. Also includes 797,613 shares of MITI Common Stock held by Met Telcell and 62,578 shares of MITI Common Stock held by Met International, the shares of which may be deemed to be beneficially owned by Mr. Subotnick by virtue of the fact that he and Mr. Kluge are the sole directors and stockholders of these companies.

 (5) Includes options to purchase 118,557 shares of MITI Common Stock, all of which are currently exercisable.

 (6) Includes options to purchase 3,280, 3,075 and 4,374 shares of MITI Common Stock held by Messrs. Manning, Lindstrom and Brooks, respectively, which are currently exercisable.

 (7) Mr. Stanton and his wife, Theresa E. Gillespie, own such shares as joint tenants and share the ultimate power to vote and dispose of such shares.

 (8) Includes 45,895 shares of MITI Common Stock held by the four children of Mr. Moran, as to which Mr. Moran disclaims beneficial ownership.

 (9) Includes 2,778 shares of MITI Common Stock held by ARNSSA, Inc., a company of which Mr. Wadler is the principal stockholder.

(10) Met Telcell is a corporation owned and controlled by Messrs. Kluge and Subotnick. See footnotes (3) and (4) above.

NOMINEE TO THE SURVIVING CORPORATION'S BOARD OF DIRECTORS

    Orion intends to nominate to the Surviving Corporation's Board of Directors, Richard J. Sherwin, the Co-President and a director of MITI. The following is certain information regarding Mr. Sherwin.

Richard J. Sherwin.........................    52   CO-PRESIDENT OF METROMEDIA INTERNATIONAL
                                                    TELECOMMUNICATIONS, INC. Mr. Sherwin has
                                                    served as a President and director of MITI
                                                    and its predecessor companies since October
                                                    1990. Prior to that, Mr. Sherwin served as
                                                    the Chief Operating Officer of Graphic
                                                    Scanning Corp. a paging and wireless
                                                    telecommunications company.

SELECTED FINANCIAL DATA

    The selected data presented below under the captions "Selected Financial Information" for, and as of the end of, the years ended December 31, 1994 and 1993 are derived from the consolidated financial statements of Metromedia International Telecommunications, Inc. and Subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants.

    The selected data presented below under the captions "Selected Financial Information" for, and as of the end of the year ended December 31, 1992 are derived from the combined financial statements of International Telcell, Inc. and International Telcell Group Limited Partnership (predecessor entities to MITI and its subsidiaries), which financial statements have been audited by Arthur Andersen LLP, independent certified public accountants.

    The selected data should be read in conjunction with the consolidated financial statements for the years ended December 31, 1994, 1993 and 1992, the related notes and the independent auditors' reports. The independent auditors' report for the years ended December 31, 1994 and 1993 refers to a change in the policy of accounting for investments in Joint Ventures in 1994. The independent auditors' reports for the years ended December 31, 1994, 1993 and 1992, appearing elsewhere in this Joint Proxy Statement/Prospectus, contain an explanatory paragraph that states that MITI's significant recurring losses and negative operating and investing cash flows raise substantial doubt about the MITI's ability to continue as a going concern. The consolidated financial statements and selected data do not include any adjustments that might result from the outcome of that uncertainty.

    The selected data presented below under the captions "Selected Financial Information" for, and as of the end of, the year ended December 31, 1991 and for and as of the six months ended June 30, 1995 and 1994 are derived from unaudited financial statements which in the opinion of management include all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of such data. The results of operations for interim periods are not necessarily indicative of a full year's operations.

SELECTED FINANCIAL INFORMATION

                                               SIX MONTHS ENDED
                                             --------------------         YEAR ENDED DECEMBER 31,
                                             JUNE 30,    JUNE 30,   -----------------------------------
                                               1995        1994      1994      1993      1992     1991
                                             --------    --------   -------   -------   ------   ------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..................................   $  3,316       1,495     3,545        51       24        0
Selling, general and administrative
  expenses................................     12,635       5,976    19,312     6,108    2,392      660
Depreciation and Amortization.............        725         516     1,149       174       22        0
Equity in losses of Joint Ventures(1).....     (2,221)       (362)   (2,257)     (777)    (269)    (120)
Net Loss..................................    (13,122)     (5,156)  (19,141)   (7,334)  (2,870)    (808)
Loss Per Share............................      (7.65)      (3.52)  ($12.05)  ($12.96)     N/A      N/A
Investments in and Advances to Joint
  Ventures................................     33,133      15,455    24,311     9,712    5,220    1,507
Total Assets..............................     50,673      29,843    40,282    12,637    6,083    1,850
Notes Payable.............................     45,930       7,520    23,723     9,999    5,266        0
Long-Term Obligations.....................        992         193     1,225         0        0        0
Stockholders' Equity (Deficit)............     (7,734)     17,925     5,120      (185)    (455)     660

(1) During 1994, MITI changed its policy of accounting for the Joint Ventures by recording its equity in their losses based upon a three month lag. As a result, the 1994 Statement of Operations reflects nine months of operations through September 30, 1994 for the Joint Ventures compared to twelve months for 1993. Additionally, as a result of this change in policy, statement of operations data for the three months ended March 31, 1994 does not reflect any amounts for equity in losses of the Joint Ventures. Had MITI applied this method from October 1, 1993, the effect on reported 1994 operating results would not have been material. Future years will reflect twelve months of activity based upon a September 30 reporting period for the Joint Ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with MITI's Financial Statements, the notes related thereto, and the other financial data included elsewhere in this Joint Proxy Statement/Prospectus.

  General

    MITI was formed in August 1994 in connection with the reorganization of ITI and MII, under common control. Since the inception of the predecessor companies, activities and resources have been devoted primarily to the identification, formation and development of communications related business opportunities in Eastern Europe and certain of the former Soviet Republics and to obtaining capital through various forms of equity and debt. The results of operations of the predecessor companies have been combined in a manner similar to a pooling of interests to reflect the reorganization and all assets and liabilities have been reflected at their historical cost values.

    MITI, through its wholly-owned subsidiaries, ITI and MII, currently owns interests in and participates along with local partners in the management of joint ventures which operate wireless cable television systems, radio paging systems, radio stations, trunked mobile radio services and various types of telephone services.

    MITI's and its consolidated and unconsolidated joint ventures' primary sources of revenue are cable and paging subscriptions, the sale of broadcasting time on its radio stations for advertising, and the provision of telephone services. MITI's most significant operating expenses are employee salaries, travel and lodging and professional fees in connection with the development and management of its joint ventures.

  Liquidity and Capital Resources

    Since inception, MITI has invested significant cash amounts (in the form of capital contributions or loans) in its joint ventures. MITI has also incurred significant expenses in identifying and pursuing communications opportunities. MITI and its joint venture investees are experiencing continued losses and negative cash flow since the businesses continue to be in the development and start up phase.

    The wireless cable television, paging, fixed wireless loop telephony, and international toll calling businesses are extremely capital intensive. MITI generally provides the primary source of funding for its joint ventures both for working capital and capital expenditures. MITI's joint venture agreements generally provide for the initial contribution of assets or cash by the joint venture partners, and for the creation of a line of credit from MITI to the joint venture. Under a typical arrangement, MITI's joint venture partner contributes the necessary licenses or permits under which the joint venture will conduct its business, studio or office space, transmitting tower rights and other equipment. MITI's contribution is generally cash and equipment, but may consist of other specific assets as required by the joint venture agreement.

    MITI generally enters into a credit agreement with the joint venture to provide it with sufficient funds for operations and equipment purchases. The credit agreements generally provides for interest to be accrued at MITI's current cost of borrowing in the United States and for payment of principal and interest from 90% of the joint venture's available cash flow, as defined, prior to any distributions of dividends to MITI or the local partners. The credit agreements also often provide MITI the right to appoint the general director of the joint venture and the right to approve the annual business plan of the joint venture. Advances under the credit agreements are made to a joint venture in the form of cash, for working capital purposes, as direct payment of expenses or expenditures, or in the form of equipment, at the cost of the equipment plus cost of shipping. As of June 30, 1995 and December 31, 1994, MITI was committed to provide funding under the various credit lines in an aggregate amount of approximately $46,625,000, and $43,000,000, respectively, of which $24,711,000 and $24,044,000 remains unfunded, respectively. MITI's funding commitments under a credit agreement are contingent upon its approval of the joint venture's business plan.

    MITI has relied on certain stockholders for capital, in the form of both debt and equity, to fund its operating and capital requirements. MITI's investments in the joint ventures are not expected to become profitable or generate significant cash flow in the near future. Additionally, if the joint venture investees do become profitable and generate sufficient cash flows in the future, there can be no assurance that the joint ventures will pay dividends or return capital at any time.

    MITI's consolidated and unconsolidated joint ventures' ability to generate positive operating results is dependent upon the sale of commercial advertising time, the ability to attract subscribers to its systems and its ability to control operating expenses. Management's current plans with respect to the joint ventures are to increase subscriber and advertiser base and thereby their operating revenues by developing a broader band of programming packages for wireless cable and radio broadcasting and offering additional services and options for paging and telephony services. By offering the large local populations of the countries in which the joint ventures operate desired services at attractive prices, management believes that the joint ventures can increase their subscriber and advertiser bases and generate positive operating cash flow, reducing their dependence on MITI for funding of working capital. Additionally, advances in wireless subscriber equipment technology are expected to reduce capital requirements per subscriber. Further initiatives to develop and establish profitable operations include reducing operating costs as a percentage of revenue and developing management information systems and automated customer care and service systems.

    The ability of MITI and its consolidated and unconsolidated joint ventures to establish profitable operations is also subject to special political, economic and social risks inherent in doing business in

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Eastern Europe and the former Soviet Republics. These include matters arising out of government policies, economic conditions, imposition of or changes to taxes or other similar charges by governmental bodies, foreign exchange fluctuations and controls, civil disturbances. deprivation or unenforceability of contractual rights, and taking of property without fair compensation.

    During 1994, 1993 and 1992, MITI's primary sources of funds were from the issuance of notes payable and from equity contributions. Notes payable are due either on demand or within one year of the note and carry interest rates ranging from the prime rate to the prime rate plus 2%.

    During 1992, MITI's predecessors received approximately $1,800,000 of equity contributions and issued notes payable of approximately $5,300,000.

    During 1993, MITI's predecessors received approximately $7,600,000 in capital contributions and approximately $4,700,000 through the issuance of notes payable.

    During 1994, MITI received equity contributions of approximately $24,200,000. $6,500,000 of this amount consisted of the conversion to equity of notes payable in that amount. During 1994, MITI received financing of $20,105,000 through the issuance of notes payable.

    During the six months ended June 30, 1995, MITI borrowed approximately $22,200,000 from Metromedia.

    Proceeds of MITI's borrowings and equity issuances were used, in part, to purchase and provide equipment to its joint venture investees under credit lines, to fund initial equity contributions to joint ventures and for MITI's operating activities. Cash utilized by operating activities during the six months ended June 30, 1995 and 1994 was primarily for selling, general and administrative expenses.

    MITI considers its ability to raise debt and equity capital as the principal indicators of its liquidity. Although working capital is not considered to be an indicator of MITI's liquidity, MITI experienced a decrease in working capital at June 30, 1995, December 31, 1994 and 1993. The decrease is primarily due to the use of the proceeds from MITI's short term borrowings to fund MITI's investments in and advances to the joint ventures under the joint venture and credit line agreements, respectively.

    Cash utilized by operating activities during the six months ended June 30, 1995 and during 1994, 1993 and 1992 was primarily for selling, general and administrative expenses.

    Cash used for investing activities in 1994, includes $7,033,000 paid to complete MITI's acquisition of East News Channel Trading and Services, Kft. in addition to the approximately $1,055,000 paid in 1993. The remaining amount of funds invested in joint ventures for 1994, 1993 and 1992 were to fund MITI's required capital contributions as required by the respective joint venture agreements and to provide equipment and working capital under lines of credit. These capital requirements amounted to approximately $16,409,000, $4,715,000 and $4,535,000 for 1994, 1993 and 1992, respectively. MITI continues to seek out and enter into arrangements whereby it can offer communications services through joint venture arrangements. Additional joint ventures are presently being planned in countries in which MITI currently has investments and in new target markets in the Far East. Capital expenditures in 1994, 1993 and 1992 were primarily the result of expanding MITI's operations and establishing offices in Moscow, Russia, Vienna, Austria and Budapest, Hungary.

    MITI requires significant capital infusions both to fund operations and to make capital contributions and loans to its joint ventures. Management anticipates MITI will require significant additional financing in order to satisfy its ongoing working capital requirements. No assurance can be given that additional financing will be available to MITI on acceptable terms, if at all.

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
    MITI's anticipated capital commitments for fiscal year 1995 are comprised of four primary categories: (i) subscriber equipment, (ii) working capital advances, (iii) expansion of existing facilities and (iv) new construction. Most of MITI's joint ventures, once operational, require subscriber equipment and working capital infusions for a significant period of time until funds generated by operations are sufficient to cover operating expenses and capital expenditure requirements. In some cases, the joint venture and MITI agree to expand the existing facilities to increase or enhance existing services. In those cases when the joint venture cannot provide these funds from operations, MITI provides the funding. During the construction phase of the joint venture, MITI normally provides the funds required to build out the project.

    Through June 30, 1995 MITI expended $2,779,000 in subscriber and equipment funding, $1,712,200 in working capital advances and $4,574,000 for expansion of existing systems. In addition, MITI anticipates that it will expend approximately $6,050,000 in subscriber equipment funding, $2,950,000 in working capital advances, $4,000,000 for expansion of existing systems and $8,100,000 in new construction for the remainder of 1995. MITI anticipates that its aggregate interest obligation will be $5,127,000 for 1995.

    During the latter part of April 1995, MITI entered into a commitment letter with OPIC whereby OPIC has agreed to provide loan guarantees enabling MITI's affiliates, ITI and ITISPS, to borrow up to $29.9 million subject to the satisfaction of certain conditions, such loan guarantees to be secured by MITI's indirect ownership interests, in certain wireless cable television joint ventures, and to be subject to the satisfaction of certain terms and conditions which include a transfer of the ownership interests in such joint ventures from ITI to ITISPS. These conditions are expected to be complied with by the end of 1995 at which time the funds are expected to be available to ITI and ITISPS`. MITI's commitment letter with OPIC specifies that interest will be at a rate to be determined which is acceptable to OPIC and that guaranty fees and other fees will be imposed.

    MITI is a party to the proposed Merger Agreement with Orion, Actava and Sterling whereby the ownership interests of the companies will be combined in a stock-for-stock transaction. Subsequent to the Mergers, it is expected that the combined entity will have greater access to capital and capital necessary to fund MITI's operations will be provided.

    Should the Mergers not be consummated, MITI will be required to continue to raise the necessary funds to operate and invest in its businesses or will be required to curtail its operations. MITI also believes that its ability to borrow will increase as more of its Joint Venture investees commence operations and if it is successful in reducing the dependence of its Joint Ventures on MITI for funding. There can, however, be no assurance that additional capital in the form of debt or equity will be available to MITI at all or on terms and conditions that are acceptable to MITI.

  Results of Operations

    Six Months Ended June 30, 1995 Compared to Six Months Ended June 30, 1994

    Revenues

    Revenues increased to $3,316,000 for the six months ended June 30, 1995 from $1,495,000 for the six months ended June 30, 1994. This growth in revenue has resulted primarily from an increase of radio operations in Hungary and paging service operations in Romania. Revenue from radio operations for the six months ended June 30, 1995 was $2,588,000 compared to $1,247,000 for the six months ended June 30, 1994. Radio paging services generated revenue of $464,000 in the first six months of 1995 compared to $40,000 in the first six months of 1994 due to an increase in the subscriber base.

    General and Administrative Expenses

    General and administrative expenses increased by $6,659,000 or 111% for the six months ended June 30, 1995 compared to the six months ended June 30, 1994. The increases relate principally to the hiring of new staff and to the incurrence of additional travel and lodging expenditures which are attributable to the increase in the number of joint ventures, expansion of MITI's Moscow operations and the establishment of an office in Vienna, Austria to support and assist the operations of the joint ventures.

    Interest Income

    In 1994 MITI commenced interest charges to the joint ventures for credit facilities provided to the ventures by MITI. Interest was charged at rates ranging from the prime rate to the prime rate plus two percent as provided for in each respective credit agreement. As a result of increasing advances to the joint ventures for their operating and investing cash requirements, interest income earned under credit lines increased to $1,085,000 for the six months ended June 30, 1995 from $321,000 for the six months ended June 30, 1994.

    Interest Expense

    Interest expense increased to $2,011,000 for the six months ended June 30, 1995 from $160,000 for the six months ended June 30, 1994 due to an increase in indebtedness.

    Equity in Losses of Joint Ventures

    MITI recognized equity in the losses of joint venture investees of $2,221,000 for the six months ended June 30, 1995 as compared to $362,000 for the six months ended June 30, 1994. The losses recorded for the six months ended June 30, 1995 represent MITI's equity in the losses of the ventures for the six months ended March 31, 1995. On January 1, 1994, MITI changed its policy of accounting for the joint ventures by recording its equity in their losses based upon a three-month lag. Accordingly results of operations for the six month period ended June 30, 1995 reflect equity in losses of the joint ventures for the period from October 1, 1994 to March 31, 1995. Results of operations for the six months ended June 30, 1994 reflect equity in losses of the joint ventures for the period from January 1, 1994 to March 31, 1994. Had MITI applied this method from October 1, 1993, the effect on reported operating results for the six months ended June 30, 1994 would not have been material. As a result of the start-up nature of the joint ventures, additional losses are expected. Equity in the losses of the joint ventures are generally reflected according to the level of ownership by MITI of the joint venture until each joint ventures contributed capital has been fully depleted. Subsequently, MITI recognizes the full amount of losses generated by the joint venture since MITI is generally the sole funding source of the joint ventures.

  Results of Operations

    Year Ended December 31, 1994 Compared to Year Ended December 31, 1993 and to Year Ended December 31, 1992

    Revenues

    Revenues increased to $3,545,000 in 1994 from $51,000 in 1993 and $24,000 in 1992 . This growth in revenue resulted primarily from the acquisition of MITI's radio operations in Hungary and the commencement of operations of radio paging services in Romania. Revenue from radio operations during 1994 amounted to $2,960,000. Radio paging services during 1994 generated revenues amounting to $266,000. MITI did not generate significant revenue during 1993 and 1992 since no joint ventures or subsidiaries which are consolidated had commenced operations.

    MITI accounts for the majority of its joint venture investees under the equity method of accounting since it generally does not exercise control of these ventures. Under the equity method of accounting, MITI reflects its proportionate share of equity, adjusted for its share of income or losses of the joint ventures, on its balance sheet and reflects only its proportionate share of income or losses of the joint ventures as a separate caption in its statement of operations. Additionally, MITI changed its policy of accounting for the joint ventures in 1994 by recording the results of operations based on a three month lag. As a result, the 1994 statement of operations reflects nine months of activity through September 30, 1994 for the joint ventures compared to twelve months for 1993 and 1992. Future years will reflect a full twelve months of activity based on a September 30 reporting period for the joint ventures.

    General and Administrative Expense

    General and administrative expense increased by $13,200,000, or 216%, in fiscal 1994 as compared to fiscal 1993 and by $3,700,000, or 155%, in fiscal 1993 as compared to fiscal 1992. The increases relate principally to the hiring of additional staff and additional expenses associated with the general growth of MITI. During 1994, MITI completed the staffing of its Moscow office and opened its Vienna office. The commencement of radio paging services in Romania and the acquisition of the radio station operations in Hungary resulted in $3,800,000 of the 1994 increase.

    Included in selling, general and administrative expense for 1994 is $3,600,000 of compensation expense relating to the granting of stock options to MITI's Chief Executive Officer.

    Interest Income

    In 1994, MITI began to charge interest to the joint ventures for credit facilities granted to the ventures by MITI. The interest was charged at rates ranging from the prime rate to the prime rate plus two percent.

    Interest Expense

    Interest expense increased in 1994 and 1993 largely due to increased indebtedness from affiliates and others used to finance the operations and investment activities of MITI during these periods.

    Equity in Losses of Joint Ventures

    MITI recognized equity in losses of joint venture investees of approximately $2,300,000, $800,000 and $300,000 for 1994, 1993 and 1992, respectively. As a result of the start up nature of the joint ventures, additional losses are expected. Equity in the losses of the joint ventures are generally reflected according to the level of ownership of the joint venture by MITI until each joint venture's contributed capital has been fully depleted. Subsequently, MITI recognizes the full amount of losses generated by the joint venture since MITI is generally the sole funding source for the joint ventures.

    Foreign Currency

    MITI presently has limited foreign currency exposure as virtually all revenues are billed and collected in United States dollars or an equivalent local currency amount adjusted on a monthly basis for currency fluctuation. MITI's joint ventures are generally permitted to maintain U.S. dollars accounts to service their dollar denominated credit lines, thereby significantly reducing foreign currency exposure. As MITI and its joint venture investees grow and become more dependent on local currency based transactions, MITI expects its foreign currency risk and exposure to increase. MITI does not hedge against foreign currency exchange rate risks.

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
RELATIONSHIP WITH METROMEDIA

    During the first quarter of 1994, approximately $3.5 million of loans made by Metromedia or its affiliates to ITI was converted into equity of ITI. Metromedia has also made separate loans to MITI at different times during the period from September 1994 to June 1995 in an aggregate principal amount of $34.1 million (including accrued interest). Each of these loans is payable one year from the date of the making of such loan and bears interest annually at a rate per annum equal to the publicly announced prime rate of interest of Chemical Bank in New York as in effect from time to time (8.75% on September 20, 1995) until the repayment of the indebtedness.

    Met International has made separate loans to MII, at different times during the period from May 1994 to September 1994 in an aggregate principal amount of approximately $5.5 million (which amount has accrued interest through September 20, 1995 of approximately $.7 million) and from June 1995 to September 1995 in an aggregate principal amount of approximately $8.6 million. Each of these loans is payable one year from the date of the making of such loan and bears interest annually at a rate per annum equal to the publicly announced prime rate of interest of Chemical Bank in New York as in effect from time to time (8.75% on September 20, 1995) until repayment of the indebtedness. In addition, Metromedia has guaranteed a substantial portion of a $5.5 million loan made to an affiliate of MITI by a major commercial bank. At the Effective Time, Metromedia intends to repay the entire amount of this loan.

    It is a condition to the consummation of the Merger Agreement and the transactions contemplated thereby that the indebtedness of MITI and its affiliates to Metromedia and its affiliates be refinanced, repaid in full or converted into Common Stock as provided in the Contribution Agreement. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Terms and Conditions of the Contribution Agreement."

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
                         INFORMATION REGARDING STERLING

BUSINESS OF STERLING

  General

    Sterling, through its subsidiaries, is engaged in international and domestic distribution and production of motion pictures and other entertainment product. Sterling also provides financial and operational consulting services principally to businesses in the entertainment industry. The principal strategic objective of Sterling is to capitalize on niche markets unexploited or under-exploited by the "major" studios, large distributors, and established entertainment financiers, as well as traditional financial consulting firms. Sterling is the successor to MCEG, Inc. and 34 of its subsidiaries pursuant to the successful Chapter 11 reorganization of those companies in March 1992. Prior to the commencement of the bankruptcy proceedings of MCEG, Inc. and these subsidiaries, Sterling operated as a diversified entertainment company engaged in the production and distribution of motion pictures and other entertainment product, world-wide home video distribution and talent management.

    Sterling was incorporated under the laws of the State of Delaware in September, 1986. Sterling's principal executive offices are located at 1888 Century Park East, Suite 1777, Los Angeles, CA 90067 and its telephone number is
(310) 282-0871.

    Additional information concerning Sterling and its subsidiaries is contained in Sterling's Annual Report on Form 10-K for the year ended March 31, 1995, its Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and its Current Report on Form 8-K dated April 12, 1995 and its other public filings. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    Sterling holds distribution rights to approximately 400 motion pictures in various territories throughout the world, consisting of a home video library comprising approximately 100 titles to which Sterling holds principally domestic home video rights and an international film library of approximately 300 titles to which Sterling holds rights in various media in various territories. Distribution fees are calculated as a percentage of total revenue paid out of the license territory to a motion picture licensor. Sterling's distribution fees typically average 25% of such total revenue.

    Sterling's home video library include such rental and sell-through titles as "CHAINS OF GOLD" (starring John Travolta), "WITHOUT YOU I'M NOTHING" (starring Sandra Bernhard) and "CONVICTS" (starring Robert Duvall), as well as such sell-through titles as "MYSTIC PIZZA" (starring Julia Roberts) and "HOLLYWOOD SHUFFLE" (starring Robert Townsend).

    Sterling also distributes the film libraries of certain of its consulting clients pursuant to various sales agency or similar agreements. The libraries presently being distributed pursuant to such consulting arrangements include approximately 100 active titles, as well as such films as "TERMINATOR," "PLATOON" and "BETHUNE."

    Film distribution rights generally range from 7 to 15 years in duration and typically extend to most, if not all, media of exhibition, with various territorial rights up to and including, in some cases, worldwide distribution. Distribution fees are calculated as a percentage of total revenues paid out of the licensed territory to a motion picture licensor. Sterling's distribution fees typically average 25% of such total revenue. Sterling intends to continue to exploit its licensed film distribution rights throughout the world.

    During 1994, Sterling began producing and acquiring films and other entertainment product for the first time since its reorganization in March 1992. Through March 1995, Sterling's distribution subsidiary produced, acquired or licensed rights to distribute a number of new films, each at various stages of development, including: "NUMBER ONE FAN," "THE DONOR," "IMPLICATED," "ITALIAN MOVIE," "DEAD ON SIGHT," "ANGEL OF DESIRE," "TRYST," "THE NIGHT AND THE MOMENT," "STUDENT BODY" and "RED STEEL."

    With the exception of the newly acquired films described above, most of Sterling's film distribution library, and that of its consulting clients, has been at least partially exploited theatrically and in video; Sterling's current and anticipated future emphasis for its international film library is television exploitation. The potential revenue value of a motion picture tends to diminish based upon the chronological age of the picture, because the older the picture is, the more likely it is that all of the exploitable rights in all of the available territories have been fully exercised and that future rights will be renewed on a less favorable basis. Accordingly, the acquisition of new films is important to maintaining and enhancing the value of the existing film library. In addition, the acquisition of new films permits the packaging of such films with existing library product and can enhance the return from such existing product.

    In fiscal 1995, Sterling's total revenues by geographic region approximated the following: United States and Canada - $4,129,000; Europe (excluding UK) - $2,549,000; Far East - $1,264,000; United Kingdom and other English speaking countries - $138,000; and Latin America and others - $363,000. At March 31, 1995, Sterling had domestic and foreign sales contract commitments of over $730,000. For further information, see Note 14 to the Sterling Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

    Foreign operations are subject to the imposition by foreign governments of quotas and other restrictions on the importation and exhibition of American motion pictures and television programs. Almost all of Sterling's agreements with foreign subdistributors provide for fixed payments to Sterling in United States currency and, accordingly, such payments are not subject to the risk of fluctuations in currency exchange rates. However, such payments are subject to the risk that certain foreign governments may impose restrictions on the conversion of their currency into United States currency, thereby impeding the payment by foreign distributors of amounts due from them to Sterling. While Sterling cannot predict the extent to which such quotas and currency conversion restrictions will affect its foreign operations in the future, they have not had a material effect on the distribution of motion pictures and television programming in Sterling's foreign operations to date.

    Through a subsidiary, Sterling provides financial and operations consulting assistance to financially distressed companies utilizing the crisis management skills collectively acquired by management in their consultation with, representation, operation, restructuring or reorganization on a going concern or liquidation basis of various entertainment companies. Management of Sterling consists of a group of individuals specializing in guiding financially troubled companies through the diverse challenges of financial crises or bankruptcy in an effective manner. Management's backgrounds include operating management, sales and product servicing operations, financial management, accounting, business affairs and bankruptcy case legal and financial administration.

    Management believes that its consulting activities place Sterling in a particularly good position to support both debtors and creditors through the bankruptcy or workout process. Sterling has the personnel and experience to consult with operating management in either developing a comprehensive turn around business plan or liquidating financially distressed companies, and to assist both secured and unsecured creditors in maximizing their recovery from a bankruptcy or workout situation.

    As most of Sterling's consulting contracts are terminable on 30 to 90 days' notice, no assurance can be given as to the continuation of these arrangements. Sterling anticipates that these operations will continue to generate both consulting fees and success bonuses, as well as opportunities to acquire equity positions in successfully restructured or reorganized companies.

  Competition

    Sterling faces competition with respect to its entertainment and consulting activities from niche competitors, such as itself and more established competitors with substantially greater resources (including, without limitation, financial, marketing, personnel and product resources) than Sterling.

  Seasonality

    Certain aspects of Sterling's business are subject to seasonal fluctuations. Foreign sales of motion pictures and other entertainment product tend to peak when the major international film markets are held. These film markets are generally held in February, May and October with the exact dates fluctuating from year to year. Domestic theatrical motion picture distributors compete with one another for access to desirable motion picture screens, especially during the Thanksgiving and Christmas holidays and the summer season.

  Employees

    Sterling has approximately 24 full-time employees. Sterling also engages free-lance production staff for specific motion pictures or television productions, as well as outside consultants with respect to its consulting business. None of Sterling's employees are represented by unions. Management believes that its relationship with its employees is satisfactory and that a prolonged strike in the motion picture industry would not have a material adverse effect on Sterling's current motion picture operations or its current consolidated financial condition.

PROPERTIES

    Sterling leases approximately 11,000 square feet of office space at 1888 Century Park East, Suite 1777, Los Angeles, California 90067 at an initial annual rental of $179,000, which increases to $252,000 annually in February 1998. The lease term extends through January 31, 2003.

    In addition, Sterling leases approximately 4,300 square feet of warehouse space in Los Angeles, California primarily for film elements and advertising materials used in its distribution business at an annual rental of $38,700. The lease expires August 31, 1996.

LEGAL PROCEEDINGS

  Chapter 11 Bankruptcy Proceedings

    On August 17, 1990, an involuntary petition for relief under chapter 7 of the Bankruptcy Code was filed against MCEG Productions, Inc., a subsidiary of Sterling, in the United States District Court for the Central District of California (the "California Court"). On October 31, 1990, involuntary petitions for relief were filed in the California Court against Sterling and another of its subsidiaries. In late 1990 and early 1991, Sterling and 34 subsidiaries consented to the entry of orders for relief under chapter 11, thereby converting the involuntary liquidation cases to voluntary reorganizations under chapter 11 of the Bankruptcy Code. From November 1990 through June 1991, most of Sterling's other subsidiaries filed voluntary petitions for relief under chapter 11. During the pendency of the chapter 11 reorganization cases, MCEG and its subsidiaries continued in possession of their property and conducted their business as "debtors in possession," with the assistance of a new management group consisting of certain members of Sterling's current management.

    Sterling and most of its subsidiaries emerged from bankruptcy effective March 30, 1992 pursuant to the Debtors' Second Amended Joint Plan of Reorganization (the "Sterling Plan") dated February 5,

1992. Two of Sterling's subsidiaries were not included in the Sterling Plan, and their respective chapter 11 cases are still pending. Sterling anticipates that such subsidiaries will be liquidated. Set forth below is a synopsis of the Sterling Plan which contains only a brief summary of such plan and is qualified in its entirety by reference to the Sterling Plan.

    Under the Sterling Plan, Sterling issued a total of 10,000,000 shares of its common stock to former creditors, former stockholders and certain other persons.

    As of March 20, 1995, all objections to preconfirmation claims of creditors were resolved, and all administrative claims, tax claims, priority claims and secured claims, except the secured claims of certain talent guilds, were paid in full. A settlement between Sterling and the various talent guilds with respect to secured and unsecured claims arising from certain collective bargaining agreements became effective March 20, 1995, pursuant to which Sterling is to pay the guilds a total of $689,000 in full settlement of all pre-petition guild claims.

    Pursuant to the Sterling Plan, holders of claims based upon, among other things, profit participations, royalties or other performance based upon Sterling's exploitation of film rights (Class C-1), received an aggregate of 3,200,000 shares of Sterling Common Stock, together with a share of the net cash proceeds, if any, from litigation claims assigned by Sterling to the liquidation estate under the Sterling Plan.

    Holders of allowed general unsecured claims (Class C-2) received an aggregate of 3,200,000 shares of Sterling Common Stock under the Sterling Plan, together with a share of the net cash proceeds, if any, from litigation claims assigned by Sterling to the liquidation estate under the Sterling Plan.

    The shares of Sterling Common Stock issuable to holders of Class C-1 and C-2 claims are held in a voting trust. See "Security Ownership of Certain Beneficial Owners and Management" below. To facilitate the exchange of shares under the Merger Agreement, these shares will be held in the voting trust until such time as the Merger Agreement becomes effective or terminates.

    Holders of allowed claims with respect to Sterling's 14% Convertible Subordinated Debentures due January 15, 2009 (the "Old Sterling Debentures") and with respect to the Sterling Subordinated, Participating, Exchangeable Notes (the "Old Sterling Notes") (collectively, Class C-3), received an aggregate of 1,900,000 shares of Sterling Common Stock under the Sterling Plan, and, under certain circumstances, may receive a share of the net cash proceeds from litigation claims assigned by Sterling to the liquidation estate under the Sterling Plan. Distributions under the Sterling Plan with respect to the Old Sterling Debentures are subject to a lien under the indenture relating thereto to reimburse the trustee thereunder for its reasonable costs and expenses in Sterling's chapter 11 case. As required under the Sterling Plan, the shares of the Sterling Common Stock distributable to the Old Sterling Debenture holders were issued to the indenture trustee thereunder for further distribution to the former debenture holders.

    As of September 1, 1995, Sterling had settled all but one lawsuit assigned by it to the liquidation estate. In accordance with the Sterling Plan, a portion of the proceeds of such litigation, after deduction of certain fees, of participation shares and the repayment of certain indebtedness, will be used to pay the amounts payable to the guilds under the settlement described above. The balance of such proceeds, together with any additional net proceeds from outstanding litigation claims, is to be divided among the various creditor classes and Sterling in accordance with the Sterling Plan.

  Litigation

    Litigation. Sterling is subject to certain claims and legal proceedings in the ordinary course of its business and believes that these matters will not have a material adverse effect on its financial condition or results of operations.

    Litigation Concerning Subsidiary Held for Disposition. See Note 11 of the Notes to MCEG Sterling Incorporated Consolidated Financial Statements for the year ended March 31, 1995 and

Note 7 of the Notes to MCEG Sterling Incorporated Condensed Consolidated Financial Statements for the quarter ended June 30, 1995 included elsewhere in this Joint Proxy Statement/Prospectus for a discussion of certain commitments and contingencies with respect to Badger Holdings, Inc. and its subsidiaries (collectively, "Badger"), which were acquired by Sterling for the sole purpose of liquidation. Because Badger is excluded from Sterling's consolidated financial statements, Sterling believes that the ultimate resolution of such matters will not have a material adverse effect on its financial condition or results of operations. See "INFORMATION REGARDING STERLING--Certain Relationships and Related Transactions."

    Effective July 20, 1995, all of the capital stock of Badger Holdings, Inc. (an unconsolidated wholly-owned subsidiary of Sterling) was transferred to an affiliate of John Hyde and Ann Jacobus, the Chief Executive Officer and Executive Vice President and General Counsel, respectively, of Sterling, for a purchase price equal to the nominal consideration originally paid by Sterling for such stock, which management believes represents the fair market value of such stock. The former parent of Badger consented to the sale. The transaction did not result in any gain or loss to Sterling.

    Stockholder Litigation. Three separate lawsuits have been filed in the Delaware Court, one against Orion and its directors, one against Orion, its directors and Actava and one against Actava, its directors, Orion, MITI and Sterling. Such lawsuits seek, among other things, to enjoin consummation of the Mergers. See "LITIGATION."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    Set forth below is information as of September 20, 1995 concerning the beneficial ownership of Sterling Common Stock by each of Sterling's directors, executive officers and all other persons known to Sterling who own 5% or more of Sterling Common Stock. Unless otherwise indicated: (i) each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table; and (ii) the address of each such person is c/o MCEG Sterling Incorporated, 1888 Century Park East, Suite 1777, Los Angeles, CA 90067.

                               AMOUNT AND NATURE OF
                               BENEFICIAL OWNERSHIP                                PERCENT OF CLASS
                 ------------------------------------------------   -----------------------------------------------
                 SOLE VOTING     SHARED VOTING                      SOLE VOTING    SHARED VOTING
                 & INVESTMENT    & INVESTMENT     TOTAL VOTING &    & INVESTMENT   & INVESTMENT     TOTAL VOTING &
   NAME             POWER            POWER       INVESTMENT POWER      POWER           POWER       INVESTMENT POWER
---------------- ------------    -------------   ----------------   ------------   -------------   ----------------
John Hyde(1)....   2,107,200       6,400,000(2)      8,507,200          18.8%           57.1%(2)         75.9%
Don Edmonds.....     --            6,400,000(2)      6,400,000         --               57.1%(2)         57.1%
Kathryn Cass....     289,900       6,400,000(2)      6,689,900           2.6%           57.1%(2)         59.7%
Ann K. Jacobus..     256,700         --                256,700           2.3%         --                  2.3%
Sterling Voting
Trust...........   6,400,000         --              6,400,000          57.1%         --                 57.1%
Directors and
  Executive
  Officers as a
  Group (4
  persons)......   2,653,800       6,400,000(2)      9,053,800          23.7%           57.1%(2)         80.8%

------------

(1) Consists of 1,000,000 shares of the Sterling Common Stock owned by the John
    W. Hyde Living Trust, of which Mr. Hyde is the sole trustee and beneficiary and 1,107,200 shares owned by Producers Sales Organization, a corporation wholly owned by the John W. Hyde Living Trust.

(2) Consists of 6,400,000 shares in the Sterling Voting Trust, of which John Hyde, Kathryn Cass and Don Edmonds are the trustees (the "Voting Trustees"). Mr. Hyde and Ms. Cass are directors and executive officers of the Sterling and Mr. Edmonds is a director of the Sterling. The shares included in this trust were issued pursuant to the Sterling Plan for allowed claims of Class C-1 and Class C-2 claimants. The Voting Trustees are authorized to vote the shares held in the Voting Trust in all matters to come before the Sterling Stockholders. The Voting Trustees disclaim beneficial ownership of such securities. Virgin Communications Limited, 186 Campden Hill Rd., London, England and Bayerische Vereinbank, 335 Madison Avenue, New York, New York 10017 are entitled to 825,799 and 660,623 respectively of such shares.

MARKET INFORMATION

    There is no active trading market for the Sterling Common Stock. Sterling has not paid any cash dividends on its common stock during the past two years and does not anticipate doing so in the foreseeable future.

SELECTED FINANCIAL DATA

    The Sterling historical financial data as of March 31, 1995 and 1994 and for each of the fiscal years ended March 31, 1995, 1994, 1993 and 1992 has been derived from the historical financial statements of Sterling, which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports included elsewhere in this Joint Proxy Statement/Prospectus.

                                                THREE MONTHS ENDED               YEARS ENDED MARCH 31,
                                           -----------------------------   ----------------------------------
                                           JUNE 30, 1995   JUNE 30, 1994    1995     1994     1993     1992
                                           -------------   -------------   ------   ------   ------   -------
                                                                            (IN THOUSANDS, EXCEPT PER-SHARE
                                                                                        AMOUNTS)
STATEMENT OF OPERATIONS DATA
Revenues.................................     $ 1,705         $ 1,355      $8,443   $7,839   $7,137   $ 7,795
Income (loss) before extraordinary
  item...................................     $    16         $   (22)     $  259   $  400   $  284   $  (244)
Net income...............................     $    16         $   (22)     $  259   $  550   $  284   $67,363
Income (loss) before extraordinary item
  per share..............................     $--             $--          $  .02   $  .04   $  .03   $  (.02)
Net income (loss) per common share:......     $--             $--          $  .02   $  .05   $  .03   $  6.74

BALANCE SHEET DATA
Total assets.............................     $ 7,074         $ 9,150      $8,146   $8,562   $7,791   $ --
Debt.....................................     $   495         $--          $  495     --       --       --
Total shareholders' equity...............     $ 3,766         $ 3,288      $3,737   $3,293   $2,358   $ 1,953

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

  Three Months Ended June 30, 1995 Compared to Three Months Ended June 30, 1994

    Total revenues for the quarter ended June 30, 1995 increased 26% to $1,705,000, compared to $1,355,000 for the prior three-month period. Film distribution revenues increased 49% to $1,184,000 compared to $797,000 for the prior year three month-period. The increase was principally due to the recognition of a $625,000 domestic television distribution agreement and the recognition of a $100,000 free television license which had been previously deferred.

    Participations and consulting revenues represent Sterling's share of profits in various films released by third parties, and fees relating to consulting services provided to third parties. Participations and consulting services generated 7% higher revenues in the prior three month period totaling $558,000 compared to the current year total of $521,000. Included in the current period are fees earned by Sterling in connection with Mr. Hyde's appointment as bankruptcy trustee for certain clients. See "INFORMATION REGARDING STERLING--Certain Relationships and Related Transactions" for a description on Mr. Hyde's non-exclusive consulting agreement with Sterling, which may be terminated by either party upon 60 days' notice. Consulting fees may vary in future reporting periods, as fees earned and services requested in Sterling's consulting assignments differ, and the timing of certain fee awards is dependent upon a variety of factors, including court approval.

    Costs of revenues increased 38% to $922,000 for the quarter ended June 30, 1995, compared to $670,000 for the prior three-month period. Costs of revenues consist principally of amortization of film costs and other direct distribution expenses and, in 1995, changed proportionately to the change in film distribution revenues for the current quarter.

    Film distribution margins approximated 22% in 1995. Film distribution margins were lower in 1994 at 16% due to higher third party participations and increased consulting activities which make a significant contribution to Sterling's income before taxes.

    General and administrative expenses were $754,000 for the quarter ended June 30, 1995, compared to $707,000 for the prior three month period.

    The provision rate for Federal, state and foreign taxes estimated for the year ended March 31, 1996 is 45%. No provision was accrued during the period ended June 30, 1994 due to the nominal loss reported for the quarter.

  Fiscal Year Ended March 31, 1995 Compared to Fiscal Year Ended March 31, 1994.

    In 1995, combined worldwide revenues increased 8% to $8,443,000 from $7,839,000 in 1994, due primarily to increased film distribution activity. Gross profit margins remained comparable at 45% and 44% for the fiscal years ended 1995 and 1994, respectively. Income before extraordinary item decreased 35% to $259,000 from $400,000 in 1994, reflecting an increase in General and Administrative expenses relating principally to Sterling's Employee Incentive Bonus Plan as discussed further in the General and Administrative comparison below.

    In addition to steady revenues and earnings growth, an important strategic and financial objective of Sterling is to achieve a strong return on equity and, therefore, improve shareholder value. Sterling generated a return on equity of 12% in 1995 as compared to 29% in 1994. This percentage takes into account the fact that, at least in the short term, Sterling has been able to utilize a portion of its deferred net operating losses. The decline in return on equity can be attributed to the above described increase in General and Administrative expenses.

    Sterling's film distribution revenues totalled $5,966,000, a 13% increase from fiscal 1994 revenues of $5,262,000. As in 1994, Sterling commenced distribution of three new, internally financed films in fiscal 1995. The 1995 produced films generated $1,493,000 (25%) and 1994 produced films generated $1,754,000 (29%) of the total film distribution revenues during the fiscal year ended 1995. Included in the $1,754,000 are $750,000 of domestic home video revenues earned on the 1994 produced titles. Sterling continued to exploit its library throughout the world and recorded approximately $250,000 in sales agency fees for the distribution of films under various consulting contracts. Sales personnel participate in all major foreign sales markets, including the American Film Market, the Cannes Film Festival and MIFED.

    At March 31, 1995, the foreign sales backlog relating to future pay and free television contracts totalled approximately $730,000. In fiscal 1995, Sterling recognized revenues of $750,000 representing domestic home video licenses relating to contractual commitments at March 31, 1994.

    Sterling believes that it can continue to market its foreign and domestic rights over the next several years. As in fiscal 1995, Sterling intends to further enhance the overall library value by expanding the existing library with new titles obtained through acquisition or in-house development. See the "Liquidity and Capital Resources" discussion below regarding subsequent licensing activities.

    Participations and consulting revenues represent Sterling's share of profits in various films released by third parties, and fees relating to consulting services provided to third parties. Included in consulting revenues are fees earned by Sterling in connection with the appointment of John Hyde, Sterling's Chairman and Chief Executive Officer, as bankruptcy trustee for certain clients. Consulting fees may vary in future reporting periods, as fees earned and services requested in Sterling's consulting assignments differ, and the timing of certain fee awards is dependent upon a variety of factors, including court approval. See Note 9 to Sterling's Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

    In 1995, Sterling's participation revenues totalled $431,000, a 28% decrease from Sterling's fiscal 1994 revenues of $596,000. The decrease is attributed to declining receipts from domestic third party distributors in which Sterling maintains profit participations.

    Consulting revenues totalled $2,046,000 in fiscal 1995, compared to $1,981,000 in fiscal 1994. Revenues in 1995 were generated from new consulting arrangements with Cannon Pictures, Inc., Ulysse Entertainment, Inc., Grove Television Enterprises, Inc., Mercantile National Bank and 21st Century Film Corp., while Sterling continued to service NSB Film Corp., AME, Inc. and its subsidiary held for liquidation, Badger Holdings, Inc. Collection fees for MRCC, a subsidiary still in chapter 11 bankruptcy proceedings, were $300,000 and $73,000 in 1995 and 1994, respectively. Fees earned in fiscal 1995 from the former parent of Badger related to the liquidation of Badger were $314,000 in 1995 (15.3% of total consulting revenues) compared to $1,250,000 in 1994 (63.1% of total consulting revenues). The $314,000 earned in 1995 includes $214,000 earned in connection with Sterling acting as the executive producer for the television series "HOMICIDE." The liquidation of Badger is substantially completed, and Sterling does not expect to receive any significant additional consulting revenues from the former parent of Badger, but it may receive additional executive producer fees should "HOMICIDE" be picked up in future periods. Excluding revenues from the former parent of Badger and MRCC, nine other clients accounted for the remaining 70% of consulting revenues, none of which individually contributed revenues greater than 10% of consolidated revenues. Subsequent to March 31, 1995, Sterling entered into a new consulting arrangement, while continuing to negotiate with several other companies regarding providing consulting and other bankruptcy related services. No assurance can be provided that agreements will be consummated with any of these companies.

    In 1995, Sterling's cost of revenues increased 7% to $4,656,000, as compared to $4,366,000 in fiscal 1994. This increase reflects the proportionate increase in the film distribution revenues. Film distribution margins in Sterling's fiscal 1995 and 1994 were 22% and 18%, respectively. The increase is attributable to the successful distribution efforts of Sterling's recent productions and library acquisitions made during the year ended 1995. Direct costs of participations and consulting activities are nominal when compared to revenues and remained constant with the prior year. Consequently, these activities make a significant contribution to Sterling's income before taxes.

    General and administrative expenses for Sterling's fiscal year ended 1995 increased 20% to $3,330,000, as compared to $2,768,000 in 1994. The increase is primarily attributable to additional compensation expense of $414,000 relating to bonuses earned in 1995 in accordance with the 1994 Employee Incentive Bonus Plan (the "Sterling Bonus Plan") in which all employees of Sterling participate. In brief, the Sterling Bonus Plan provides for bonuses based upon pre-tax income, market share value and stockholders' equity increases.

    The provision for Federal, state and foreign taxes remained relatively constant for 1995 and 1994 at 43.3% and 43.2%, respectively. Due to Sterling's reorganization, net operating loss position and current statutory regulations, taxes payable reflect only state taxes payable at 1995. The balance of the provision at 1995 and 1994 is $168,000 and $295,000, respectively, net of foreign taxes paid, which is effectively eliminated by utilizing pre-bankruptcy net operating losses, and was recorded as a credit to equity in accordance with fresh start accounting guidelines.

    Effective April 1, 1993, Sterling adopted the Statement of Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to the differences between the financial statement carrying values and tax bases of existing assets and liabilities. There was no material effect on Sterling's financial position based upon this change in method of accounting for income taxes.

  Fiscal Year Ended March 31, 1994 Compared to Fiscal Year Ended March 31, 1993

    In the fiscal year ended March 31, 1994, revenues increased 10% to $7,839,000 from $7,137,000 in fiscal 1993 due primarily to greater film distribution activity. Income before extraordinary item increased 41% to $400,000 from $284,000 in 1993 reflecting modest operating growth and certain cost containments in Sterling's consulting business.

    Film distribution revenues totalled $5,262,000, a 13% increase from Sterling's fiscal 1993 revenues of $4,652,000. In Sterling's fiscal 1994, Sterling commenced distribution of three new, internally financed films. The three new productions accounted for $1,192,000 (approximately 23%) of film distribution revenues. The foreign sales backlog and a deferred sales contract to a domestic video distributor for two films combine for over $1 million in contractual commitments at March 31, 1994.

    In Sterling's fiscal 1994, Sterling recognized revenues of $1,362,000 representing the pay and free television licenses remaining from agreements entered into prior to Sterling's reorganization. Revenues recognized in Sterling's fiscal 1993 under the same agreement totalled $200,000. Revenues in Sterling's fiscal 1993 had included $1.4 million on the theatrical release of "BREAKING THE RULES" and almost $1 million in revenues with respect to domestic video distribution.

    Participation revenues for Sterling's fiscal 1994 totalled $596,000, a 39% decrease from Sterling's fiscal 1993 revenues of $977,000, principally due in Sterling's fiscal 1993 to recognition of certain contract settlements with a third-party distributor.

    Consulting revenues totalled $1,981,000 in Sterling's fiscal 1994, compared to $1,508,000 in Sterling's fiscal 1993 and reflect a mix of new and old clients. Included in 1994 consulting revenues are $1.25 million (63.1% of total consulting revenues) in fees earned under Sterling's agreement with the former owners of Badger which was entered into in fiscal 1994. These fees are associated with the liquidation and wind down of Badger as further described in
Note 11 to Sterling Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus. Collection fees from MRCC were $73,000 and $468,000 in Sterling's fiscal 1994 and Sterling's fiscal 1993, respectively.

    Costs of revenues in Sterling's fiscal 1994 and Sterling's fiscal 1993 changed in proportion to the change in film distribution revenues. Film distribution margins in 1994 and 1993 were 18% and 20%, respectively, reflective of slightly higher marketing costs on newly released titles. Direct costs of participations and consulting activities decreased substantially in Sterling's fiscal 1994 and are nominal when compared to revenues. General and administrative expenses for Sterling's fiscal 1994 totalled $2,768,000, a 5% increase over Sterling's fiscal 1993 expenses of $2,638,000, due principally to higher lease obligations relating to Sterling's larger office facilities.

    The provision for Federal, state and foreign taxes for Sterling's fiscal 1994 and 1993 is 43.2% and 44.8% respectively. Lower foreign withholding taxes caused the overall rate to decrease slightly in Sterling's fiscal 1994. Due to Sterling's reorganization, net operating loss position and current statutory regulations, taxes payable were adjusted to reflect solely the minimum amount of state taxes payable for Sterling's fiscal 1994. The balance of the provision of $295,000 and $181,000 in Sterling's fiscal 1994 and 1993, respectively, net of foreign taxes paid, was recorded as a credit to equity. Sterling's adoption of SFAS No. 109, "Accounting for Income Taxes," in the first quarter of Sterling's fiscal 1994 had no material effect on Sterling's financial position.

    Sterling recognized in Sterling's fiscal 1994 an extraordinary gain of $150,000 based on the resolution or payment of a substantial portion of the participations, claims and other costs associated with the 1992 reorganization proceedings. The remaining accrual was approximately $579,000, down from the original 1992 $3.3 million reserve.

Liquidity and Capital Resources

  Three Months Ended June 30, 1995

    Cash flows provided by operations totaled $231,000 for the three months ended June 30, 1995. As anticipated, Sterling is funding acquisition and development costs from cash on hand and loan proceeds from third parties. Based on cash on hand at June 30, 1995 and estimated cash flow projections over the next 12 months, Sterling believes it has adequate resources to meet its obligations. At June 30, 1995, Sterling had domestic and foreign sales contract commitments of approximately $3.5 million, of which $231,000 had been received. In May 1995, Sterling entered into an agreement to acquire foreign rights for six films, "DOWN CAME A BLACKBIRD," "TRADE OFF," "MRS. MUNCK," "UNDERTOW," "RUBY JEAN AND JOE" and "BASTARD OUT OF CAROLINA" for minimum guaranteed advances totaling approximately $9.5 million. These amounts are payable through approximately December 1996, with funding for such payments expected to be generated from presales of the foreign territories acquired. As of June 30, 1995, none of the above-mentioned films had been delivered to Sterling. During the three-month period ended June 1995, Sterling made presales totaling approximately $2 million in contract commitments for the titles listed above. The first scheduled payment toward the minimum guaranteed advances is approximately $1.1 million and is due 15 days from delivery of film elements. Sterling anticipates receiving delivery of three titles in the quarter ended September 30, 1995.

    Sterling intends to continue to service entertainment clients in need of operational or turnaround consultation as well as to expand the scope of its entertainment consulting practice to related industries, although no assurance can be given that it will be successful in doing so.

  Fiscal Year Ended March 31, 1995

    Cash Flows used in operations totalled $1,762,000 for the year ended 1995 as compared to cash flows from operations providing $386,000 in 1994. The significant change in cash is attributable to the productions funded and the payment of accrued production liabilities during the fiscal year ended 1995. Specifically, Sterling paid $2.3 million collectively for the acquisition of domestic and foreign rights for three films, "NUMBER ONE FAN," "THE DONOR" and "IMPLICATED."

    Sterling's liquidity is generated from operations and a borrowing. Based upon the cash on hand at March 31, 1995 and estimated cash flow projections, Sterling believes it has adequate resources to meet its obligations over the next twelve months.

    In October 1994, Sterling acquired two film libraries having both domestic and foreign rights available on approximately 100 titles, for a net purchase price of $411,000. Sterling financed these acquisitions through a loan provided by Metromedia which is payable not later than December 31, 1995 with interest calculated at the prime rate.

    During the quarter ended December 31, 1994, Sterling borrowed from and repaid to an affiliate $265,000, and made nominal purchases of computer equipment.

    In March 1995, Sterling agreed to distribute the foreign rights to ten pictures which are currently at various stages of development and production. There are no acquisition costs relating to this agreement and Sterling will receive distribution fees and expenses for its service under the contract.

    Subsequent to March 31, 1995, Sterling entered into an agreement to acquire foreign rights for six films, "DOWN CAME A BLACKBIRD," "TRADE OFF," "MRS. MUNCK," "UNDERTOW," "RUBY JEAN AND JOE" and "BASTARD OUT OF CAROLINA" for minimum guaranteed advances totalling $9.5 million. These amounts are payable through approximately December 1996, with funding for such payments expected to be generated from pre-sales of the foreign territories acquired.

    Sterling intends to continue to service entertainment clients in need of operational or turnaround consulting services as well as expand the scope of its entertainment consulting practice to related industries, although no assurance can be given that it will be successful in doing so. Additionally,

Sterling's ability to expand may be limited by the availability of additional financing, as to which no assurance can be given. Sterling anticipates that it will have access to expanded sources of financing as a result of the Mergers described herein, although no assurance can be given in this regard.

  Fiscal Year Ended March 31, 1994

    During 1994, Sterling generated its liquidity from its operations. Distribution and consulting contract collections totalled $6.1 million and funds were used to acquire new film product, pay producers and participants and service overhead. In the third quarter of 1994, Sterling borrowed against certain fees and repaid the amounts in the same quarter. In fiscal 1994, Sterling received $2.5 million from Badger in connection with Sterling's agreement with Badger to pay on Badger's behalf certain production obligations with respect to the television series "HOMICIDE." In fiscal 1995, Sterling paid a total of $1.9 million to third parties with respect to such production obligations; the remainder of such obligations, totalling $600,000 was paid in April 1995. Additionally, in fiscal 1994, Sterling acquired domestic and foreign rights for three films, "DEAD ON SIGHT," "ANGEL OF DESIRE" and "TRYST" for a total of $3.1 million.

    The acquisition in July 1993 of Badger was for a nominal amount and was made for the express purpose of liquidating Badger's assets and liabilities in the most efficient manner. Sterling earned consulting and producing fees of $314,000 and $1,250,000 for 1995 and 1994, respectively, for services provided to the former parent of Badger regarding this disposition, and it is anticipated that certain reimbursable wind-down costs and litigation activities will continue through Sterling's fiscal 1996. No significant additional consulting revenues are anticipated to be received from the former parent of Badger, although Sterling may receive additional monies related to its duties as the executive producer for the television series "HOMICIDE." Sterling has completed substantially all of its required services to the former parent of Badger with its ongoing involvement pertaining principally to litigation supervision. Sterling believes that the ultimate resolution of such litigation and other matters will not have a material adverse effect on its financial condition or results of operations.

    In fiscal 1994, Sterling borrowed from and repaid to an affiliate a total of $500,000. Sterling also purchased equipment and leasehold improvements totaling $198,000 and repurchased stock for a total of $40,000 to facilitate a settlement with Sterling's former debentureholders.

  Fiscal Year Ended March 31, 1993

    In 1993, cash flows provided by operations were derived primarily from collections of distribution and consulting receivables, as well as direct collections on certain other contracts, including $1,350,000 representing the balance of a minimum guarantee from Miramax Films with respect to "BREAKING THE RULES," and a $500,000 payment for a multi-picture contract with Tri-Star Pictures, Inc.

    Cash flows used in operations were primarily for payments to producers for royalties earned on collections, to professionals for bankruptcy related services, and to various parties for completion costs on internally produced films. Royalty payments to producers totalled $1,157,000 in 1993.

    During fiscal 1993, Sterling acquired $136,000 of computer equipment and leasehold improvements. In addition, Sterling repurchased stock from former employees for a total of $20,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    John W. Hyde, the Chairman and Chief Executive Officer of Sterling, retains the right, pursuant to an agreement, to receive 40% of any producer fees and 50% of all profit participations or contingent or deferred compensation payable in connection with the sequel, remake and television rights to the motion pictures "FLIGHT OF THE NAVIGATOR, " "SHORT CIRCUIT" and "8 MILLION WAYS TO DIE" (with the "Matthew Scudder" character by Lawrence Block). Mr. Hyde or one of his affiliates may, pursuant to an agreement, receive a percentage (to be negotiated in the future) of producer's fees and profit participations or contingent or deferred payments on certain new productions, although the specific percentages will be negotiated in the future.

    The services of Mr. Hyde are made available to Sterling pursuant to a non-exclusive consulting agreement with an affiliate of Mr. Hyde. The consulting agreement is subject to either party's right to terminate upon 60 days' prior notice. Pursuant to this agreement Mr. Hyde is paid a weekly fee of $7,693, a monthly car allowance and certain other benefits.

    Effective July 20, 1995, all of the capital stock of Badger Holdings, Inc. (an unconsolidated wholly-owned subsidiary of Sterling) was transferred to an affiliate of John Hyde and Ann Jacobus, the Chief Executive Officer and Executive Vice President and General Counsel, respectively, of Sterling, for a purchase price equal to the nominal consideration originally paid by Sterling for such stock, which management believes represents the fair market value of such stock. The former parent of Badger consented to the sale. The transaction did not result in any gain or loss to Sterling.

METROMEDIA LOAN AGREEMENT

    MCEG Sterling Computer Services, a wholly-owned subsidiary of Sterling ("Sterling Computer"), and Metromedia, entered into a Credit Agreement and Pledge Agreement, as amended (the "Loan Documents"), pursuant to which Metromedia loaned to Sterling Computer $495,000 (the "Metromedia-Sterling Loan") to fund the acquisition of certain film library assets by Sterling. Sterling and Metromedia entered into a letter agreement, as amended, pursuant to which Sterling has guaranteed all obligations of Computer under the Loan Documents. The Metromedia-Sterling Loan matures not later than December 31, 1995 and accrues interest at a rate per annum equal to Chemical Bank's then announced prime rate. The Metromedia-Sterling Loan is secured by a pledge of the stock of Sterling Computer, which holds title to the film library assets acquired with the proceeds of the Metromedia-Sterling Loan.

    It is a condition to the consummation of the Merger Agreement and the transactions contemplated thereby that the indebtedness of Sterling and its affiliates to Metromedia and its affiliates be refinanced or repaid in full. See "PROPOSAL NO. 1--THE PROPOSED MERGERS--Background of the Mergers."

                                 LEGAL OPINIONS

    The validity of the shares of Common Stock offered by this Joint Proxy Statement/Prospectus will be passed upon for Actava by Long, Aldridge & Norman ("LA&N"). LA&N is the beneficial owner of 52,708 shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements and related schedule of Orion as of February 28, 1995 and 1994 and for each of the years in the three-year period ended February 28, 1995, have been included herein and in the Joint Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP on the February 28, 1995, 1994 and 1993 consolidated financial statements of Orion contains an explanatory paragraph that states that Orion is a defendant in certain litigation which alleges various breaches of agreements by Orion, and seeks certain damages. It is not possible to assess the ultimate damages, if any, at this time.

    The report of KPMG Peat Marwick LLP on the February 28, 1995 consolidated financial statements of Orion contains an explanatory paragraph that states that based upon Orion's inability to meet required debt payments that are due within the next year under the terms of its Indentures (as defined in Note 6 of the Notes to Consolidated Financial Statements) there exists substantial doubt about Orion's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The report of KPMG Peat Marwick LLP on the February 28, 1994 consolidated financial statements of Orion includes an explanatory paragraph on Orion's change in method of accounting for income taxes.

    The consolidated financial statements and related schedules of The Actava Group Inc. appearing in The Actava Group Inc. Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and related schedules are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of MITI as of December 31, 1994 and 1993 and for each of the years in the two-year period ended December 31, 1994, have been included herein and in the Joint Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP on the December 31, 1994 and 1993, consolidated financial statements of MITI contains an explanatory paragraph that states that MITI's significant recurring losses and negative operating and investing cash flows raise substantial doubt about MITI's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The independent auditor's report for the years ended December 31, 1994 and 1993, refers to a change in policy of accounting for investments in Joint Ventures in 1994.

    The combined financial statements of International Telcell, Inc. (ITI) and International Telcell Group Limited Partnership (ITGLP) (predecessor entities of
MITI) as of December 31, 1992 and for the year then ended have been included herein and in the Joint Proxy Statement/Prospectus in reliance upon the report of Arthur Andersen LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report of Arthur Andersen LLP covering the December 31, 1992, combined financial statements of ITI and ITGLP contains an explanatory paragraph that states that MITI's significant recurring losses and negative operating and investing cash flows raise substantial doubt about MITI's ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The financial statements of Kosmos TV as of December 31, 1993 and September 30, 1994, and for the year ended December 31, 1994 and for the nine months ended September 30, 1994 have been included herein and in the Joint Proxy Statement/Prospectus in reliance upon the report of KPMG, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report of KPMG on the December 31, 1993 and September 30, 1994 financial statements of Kosmos TV contains an explanatory paragraph that states that Kosmos TV's recurring losses from operations and net capital deficiency raise substantial doubt about Kosmos TV's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The audited consolidated financial statements and related schedules of Sterling as of March 31, 1995 and 1994 and for each of the fiscal years ended March 31, 1995, 1994, and 1993, included herein and elsewhere in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                    GLOSSARY

    The following is a glossary of frequently used terms in the Joint Proxy Statement/Prospectus. This glossary is qualified in its entirety by reference to the Joint Proxy Statement/Prospectus.

    ACTAVA: The Actava Group Inc., a Delaware corporation.

    ACTAVA AVERAGE CLOSING PRICE: average of the closing sale prices for the Common Stock as officially reported on the NYSE for the last 20 consecutive trading days ending on the business day immediately prior to the Determination Date.

    ACTAVA-METROMEDIA CREDIT AGREEMENT: Credit Agreement dated as of October 11, 1994 between Actava and Metromedia pursuant to which Actava agreed to make certain loans to Metromedia in an amount not to exceed an aggregate of $55 million.

    ACTAVA-ROADMASTER EXCHANGE TRANSACTION: the sale of Actava's four sporting goods subsidiaries to Roadmaster effective as of December 6, 1994.

    ACTAVA SPECIAL MEETING: the Special Meeting of the Stockholders of Actava to be held on November 1, 1995.

    ACTAVA STOCKHOLDERS: holders of Common Stock.

    ALEX. BROWN: Alex. Brown & Sons Incorporated, financial advisor to the Orion Special Committee.

    AMENDMENTS: the amendment and restatement in its entirety of the Initial Merger Agreement and the amendment of certain related ancillary agreements by Orion, Actava, MITI and Sterling.

    AMEX: the American Stock Exchange, Inc.

    BANK GUARANTEE: Guarantee delivered to the Banks by Metromedia and John W. Kluge under the Third Restated Credit Agreement.

    BANKRUPTCY PERIOD: the period from the Filing Date to November 5, 1992.

    BANKS: the banks that are parties to the Third Amended and Restated Credit Agreement with Orion.

    CHEMICAL: Chemical Bank.

    CLASS A COMMON STOCK: Class A Common Stock, par value $1.00 per share, of the Surviving Corporation. At the time of the Initial Merger Agreement, it was contemplated the Class A Common Stock would be issued to the Metromedia Holders.

    CODE: the Internal Revenue Code of 1986, as amended.

    COMMISSION: the Securities and Exchange Commission.

    COMMON STOCK: the common stock, par value $1.00 per share, of Actava.

    CONTRIBUTION AGREEMENT: the contribution agreement among Actava and the Metromedia Holders to be executed at the Effective Time.

    COPS: as part of New MITI's anticipated financing arrangements, up to $29.9 million of certificates of participation in Loans to be provided to ITI and ITISPS, which certificates are expected to be placed with institutional investors by the Placement Agent.

    COURT: the United States Bankruptcy Court for the Southern District of New York.

    CREDITOR NOTES: the Creditor Notes of Orion due March 1, 1999.

    DAVIS POLK: Davis Polk & Wardwell, independent counsel to the Orion Special Committee.

    DELAWARE COURT: the Delaware Court of Chancery.

    DGCL: the Delaware General Corporation Law.

    DETERMINATION DATE: The day five days before the Meetings on which the Orion Exchange Ratio, the MITI Exchange Ratio, and the Sterling Exchange Ratio will be determined, or if such day is not a business day, the business day immediately preceding such date.

    DISCLOSURE STATEMENT: the Disclosure Statement for Orion's Modified Third Amended Joint Consolidated Plan of Reorganization.

    EFFECTIVE TIME: the date on which the Mergers are effective.

    EVENT OF DEFAULT: an Event of Default as specified pursuant to the indentures under which the Creditor Notes and Talent Notes were issued.

    EXCHANGE ACT: the Securities Exchange Act of 1934.

    EXCHANGE OFFERS: exchange offers for the Orion Subordinated Indebtedness and certain of Actava's indebtedness that were contemplated as part of the Surviving Corporation's refinancing plan at the time the Merging Parties' Boards of Directors considered the Initial Merger Agreement.

    EXCHANGE RATIO: the Orion Exchange Ratio, the Sterling Exchange Ratio and the MITI Exchange Ratio.

    FILING DATE: December 11 and 12, 1991, the dates Orion and certain of its subsidiaries filed for bankruptcy protection pursuant to Chapter 11 of the United States Bankruptcy Code.

    FIRST BOSTON: CS First Boston Corporation, financial advisor to Actava in connection with the Mergers.

    GKM: Gerard Klauer Mattison & Co., L.L.C. financial advisor to MITI in connection with the MITI Merger.

    GOVERNANCE AMENDMENTS: certain of the Amendments relating to the Surviving Corporation's governance.

    HOULIHAN LOKEY: Houlihan, Lokey, Howard & Zukin, Sterling's financial advisor in connection with the Sterling Merger.

    INITIAL MERGER AGREEMENT: the original Merger Agreement dated as of April 12, 1995 among Actava, Orion, MITI and Sterling.

    ITI: International Telcell, Inc., a Delaware corporation and a wholly-owned subsidiary of MITI.

    LOANS: as part of New MITI's anticipated financing arrangements, up to $29.9 million of loans to be provided by OPIC to ITI and ITISPS and interests of which will be evidenced by the COPs, which are expected to be placed with institutional investors by the Placement Agent.

    MANDATORY MINIMUMS: certain mandatory minimum amounts specified in certain of Orion's indentures for the Creditor Notes and Talent Notes.

    MEETINGS: the Actava Special Meeting, the Orion Special Meeting and the Sterling Special Meeting.

    MERGER AGREEMENT: Amended and Restated Agreement and Plan of Merger, dated as of September 27, 1995, among Orion, Actava, OPC Mergerco, MITI Mergerco, MITI and Sterling.

    MERGERS: the Orion Merger, the Sterling Merger and the MITI Merger.

    MERGING PARTIES: the parties to the Merger Agreement: Actava, Orion, MITI and Sterling.

    MET INTERNATIONAL: Met International, Inc., an affiliate of Metromedia.

    METPRODUCTIONS: MetProductions, Inc., an affiliate of Metromedia.

    METROMEDIA: Metromedia Company, a Delaware general partnership.

    METROMEDIA HOLDERS: Metromedia, its two general partners, John W. Kluge and Stuart Subotnick, Met International, Met Telcell and MetProductions, each of which is a corporation controlled by Messrs. Kluge and Subotnick.

    METROMEDIA INTERNATIONAL GROUP: the Surviving Corporation.

    MET TELCELL: Met Telcell, Inc., an affiliate of Metromedia.

    MII: Metromedia International, Inc., a Delaware corporation.

    MIG CREDIT FACILITY: a revolving credit facility that the Surviving Corporation will enter into with an affiliate of Chemical at the Effective Time for up to $35 million based on a percentage of the Surviving Corporation's investment in the Roadmaster Common Stock.

    MITI: Metromedia International Telecommunications, Inc., a Delaware corporation.

    MITI ACTION BY WRITTEN CONSENT: the action in accordance with Section 228 of the DGCL which MITI Stockholders will be asked to take in order to approve and adopt the Merger Agreement.

    MITI CERTIFICATE: MITI's Certificate of Incorporation.

    MITI COMMON STOCK: common stock, par value $.001 per share, of MITI.

    MITI EXCHANGE RATIO: the number of shares of Common Stock each holder of MITI Common Stock will be entitled to receive in exchange for a share of MITI Common Stock at the Effective Time.

    MITI MERGER: MITI's merger with and into MITI Mergerco, with MITI Mergerco being the surviving corporation.

    MITI MERGERCO: a newly formed, wholly-owned subsidiary of Actava, which MITI will merge with and into pursuant to the MITI Merger and which will be the Surviving Corporation of the MITI Merger.

    MITI OPTIONS: options and other rights to purchase shares of MITI Common Stock.

    MITI STOCKHOLDERS: holders of MITI Common Stock.

    MITI STOCKHOLDERS' AGREEMENT: Stockholders' Agreement dated as of August 15, 1994, by and among MITI and each of its stockholders.

    NASDAQ/NMS: the Nasdaq National Market of the National Association of Securities Dealers, Inc.

    NEW MITI: MITI Mergerco, which will continue the business and operations of MITI.

    NEW ORION: Orion Mergerco, which will continue the business and operations of Orion and Sterling.

    NEW ORION CREDIT FACILITY: a credit facility that New Orion will enter into with Chemical at the Effective Time consisting of the Term Loan and the revolving Credit Facility.

    NEW SNAPPER: a newly formed subsidiary of the Surviving Corporation to which the Surviving Corporation will transfer all of the assets of its Snapper division, which will continue the business and operations of its Snapper division.

    NYSE: the New York Stock Exchange.

    OHEC: Orion Home Entertainment Corporation, a wholly owned subsidiary of Orion.

    OHV: Orion Home Video, a division of OHEC.

    OPC MERGERCO: a newly formed, wholly-owned subsidiary of Actava, which Orion will merge with and into pursuant to the Orion Merger and which will be the Surviving Corporation of the Orion Merger.

    OPIC: Overseas Private Investment Corporation, a United States governmental agency which provides to United States investors insurance against appropriation, political violence and loss of business income in more than 130 developing nations.

    ORION: Orion Pictures Corporation, a Delaware corporation.

    ORION CERTIFICATE: Orion's Restated Certificate of Incorporation.

    ORION COMMON STOCK: the common stock, par value $.25 per share, of Orion.

    ORION EXCHANGE RATIO: the number of shares of Common Stock each holder of Orion Common Stock will be entitled to receive in exchange for a share of Orion Common Stock at the Effective Time.

    ORION MERGER: Orion's merger with and into OPC Mergerco, with OPC Mergerco being the surviving corporation.

    ORION SENIOR INDEBTEDNESS: Orion's obligations to the Banks under the Third Restated Credit Agreement and to Sony pursuant to a letter agreement entered into by Orion in connection with the Plan.

    ORION SPECIAL COMMITTEE: a special committee of independent directors of the Orion Board of Directors formed to consider the terms of the Merger Agreement, including the Orion Merger, and make a recommendation to the full Board of Directors of Orion regarding the Merger Agreement.

    ORION SPECIAL MEETING: the Special Meeting of the Stockholders of Orion to be held on November 1, 1995.

    ORION SUBORDINATED INDEBTEDNESS: collectively, the Talent Notes, the Creditor Notes and the 10% Debentures.

    ORION STOCKHOLDERS: holders of Orion Common Stock.

    PLACEMENT AGENT: an affiliate of Chemical that has agreed to place the COPs with institutional investors, subject to the terms and conditions of a commitment letter related thereto.

    PLAN: Orion's Modified Third Amended Joint Consolidated Plan of Reorganization.

    PLAN CONFIRMATION DATE: October 20, 1992, the date the Plan was confirmed.

    PLAN EFFECTIVE DATE: November 5, 1992, the date the Plan became effective.

    PREFERENCE STOCK: the Preference Stock, without par value, of Actava.

    PREFERRED STOCK: the Preferred Stock, par value $1.00 per share, of Actava.

    REGISTRATION RIGHTS AGREEMENT: the registration rights agreement among Actava and the Metromedia Holders.

    REGISTRATION STATEMENT: the Registration Statement on Form S-4 and the exhibits thereto.

    REIMBURSEMENT AGREEMENT: Reimbursement Agreement dated as of October 20, 1992, among Orion, Metromedia and John W. Kluge, providing for, among other things, the reimbursement by Orion of Metromedia and/or Mr. Kluge if Metromedia and/or Mr. Kluge make certain payments on Orion's behalf under the Bank Guarantee or to Sony.

    REVOLVING CREDIT FACILITY: a revolving credit facility which New Orion will enter into at the Effective Time with Chemical for up to $50 million, including a $10 million letter of credit subfacility, which will be personally guaranteed by John W. Kluge, Stuart Subotnick and John D. Phillips.

    ROADMASTER: Roadmaster Industries, Inc., a Delaware corporation. Actava owns approximately 39% of the outstanding shares of the Roadmaster Common Stock.

    ROADMASTER COMMON STOCK: the common stock $.01 par value, of Roadmaster.

    SHARE EXCHANGE: the contemplated transaction pursuant to which the Metromedia Holders were to exchange with the Surviving Corporation all of their shares of Common Stock received in the Mergers for an equivalent number of shares of Class A Common Stock.

    SHARE EXCHANGE AGREEMENT: the agreement pursuant to which the Share Exchange was to be effectuated.

    SHELF-REGISTRATION: a Form S-3 Registration Statement pursuant to Rule 415 under the Securities Act of the Surviving Corporation which will be declared effective on or prior to the Effective Time and will register the Metromedia Holders' shares of Common Stock.

    SHOWTIME: Showtime Networks Inc.

    SHOWTIME AGREEMENT: a licensing agreement Orion entered into with Showtime during fiscal 1994 and 1993.

    SHOWTIME SETTLEMENT: the settlement between Orion and Showtime, settling certain litigations and disputes, which was approved by the United States District Court for the Southern District of New York on March 12, 1994, and became effective on the same date.

    SNAPPER: Snapper Power Equipment Company, a division of Actava.

    SONY: Sony Pictures Entertainment Corp.

    SONY THEATRICAL AGREEMENT: an agreement to distribute motion pictures in foreign countries that Orion entered into with Sony in February 1990.

    SONY VIDEO AGREEMENT: a licensing agreement Orion entered into with Sony in February 1990.

    STERLING: MCEG Sterling Incorporated, a Delaware corporation.

    STERLING CERTIFICATE: Sterling's Certificate of Incorporation.

    STERLING COMMON STOCK: the common stock, par value $.001 per share, of Sterling.

    STERLING EXCHANGE RATIO: the number of shares of Common Stock each holder of Sterling Common Stock will be entitled to receive in exchange for a share of Sterling Common Stock at the Effective Time.

    STERLING MERGER: Sterling's merger with and into Actava, with Actava being the surviving corporation.

    STERLING SPECIAL MEETING: the Special Meeting of the Stockholders of Sterling to be held on November 1, 1995.

    STERLING STOCKHOLDERS: holders of Sterling Common Stock.

    STERLING VOTING TRUST: trust which holds 6,400,000 shares of the outstanding shares of Sterling Common Stock.

    SURVIVING CORPORATION: Metromedia International Group, Inc., a Delaware corporation.

    SURVIVING CORPORATION RESTATED CERTIFICATE: the Restated Certificate of Incorporation of the Surviving Corporation.

    TAC: TAC, Inc., a Delaware corporation formed by John W. Kluge, Stuart Subotnick, and John D. Phillips which commenced a tender offer for Triton.

    TALENT NOTES: the Talent Notes of Orion due March 1, 1999.

    10% DEBENTURES: the 10% Subordinated Debentures of Orion due October 31,
2001.

    TERM LOAN: a secured term loan of up to $135 million provided by Chemical to New Orion.

    THIRD RESTATED CREDIT AGREEMENT: the Third Amended and Restated Credit Agreement among Orion and the Banks.

    TRITON: Triton Group Ltd., a Delaware corporation.

    TRITON STOCKHOLDER AGREEMENT: the restated stockholders agreement among Triton and Actava.

    UNRELEASED FILMS: 10 substantially completed but unreleased films owned by Orion at the Plan Effective Time.

                         INDEX TO FINANCIAL STATEMENTS

Orion Pictures Corporation Consolidated Financial Statements........................   F-2
Metromedia International Telecommunications, Inc. and Subsidiaries Financial
  Statements........................................................................   F-44
Kosmos TV Financial Statements......................................................   F-72
MCEG Sterling Incorporated Consolidated Financial Statements........................   F-88

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
  ORION PICTURES CORPORATION:

    We have audited the consolidated balance sheets of Orion Pictures Corporation and subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of operations, common stock, paid-in surplus and accumulated deficit and cash flows for each of the years in the three-year period ended February 28, 1995. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement Schedule II--Valuation and Qualifying Accounts. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Pictures Corporation and subsidiaries as of February 28, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1995, in conformity with generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

    As discussed in Note 10 of notes to consolidated financial statements, the Company is a defendant in litigation with a producer who alleges various breaches of agreements by the Company in its distribution of certain motion pictures which the plaintiff produced. The complaint seeks an accounting and damages for alleged improper accounting practices resulting in an underpayment of substantial amounts to the producer. It is not possible to assess the ultimate damages, if any, at this time.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Notes 6 and 12 of notes to consolidated financial statements, the Company has certain Mandatory Minimum amounts (as defined in Note 6 of notes to consolidated financial statements ("Note 6")), that are due within the next year under the terms of its Indentures (as defined in Note 6). Based upon current estimates of available cash flow, the Company does not believe it will have sufficient cash to make these payments as they become due. In order to meet such obligations, the Company must obtain a waiver, refinance its existing Indentures, or obtain additional sources of financing. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12 of notes to consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    As discussed in Note 8 of notes to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 109. "Accounting for Income Taxes" in fiscal 1994.

                                          KPMG PEAT MARWICK LLP

Los Angeles, CA
April 12, 1995

                           ORION PICTURES CORPORATION
   (Debtor-in-Possession from December 11, 1991 to November 5, 1992--Note 1)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                                 FISCAL YEARS ENDED IN FEBRUARY,
                                                                ---------------------------------
                                                                  1995        1994         1993
                                                                --------    ---------    --------
Revenues.....................................................   $191,244    $ 175,662    $222,318
Cost of rentals..............................................    187,477      243,030     214,812
                                                                --------    ---------    --------
Gross profit (loss)..........................................      3,767      (67,368)      7,506
Other costs and expenses:
  Selling, general and administrative........................     22,045       21,639      30,454
  Interest expense, net (contractual interest of $52,952 for
    the fiscal year ended in February 1993)..................     29,082       32,296      23,533
                                                                --------    ---------    --------
Loss before chapter 11 reorganization items and provision for
  income taxes...............................................    (47,360)    (121,303)    (46,481)
Chapter 11 reorganization items..............................      1,610        1,793      20,792
                                                                --------    ---------    --------
Loss before provision for income taxes.......................    (48,970)    (123,096)    (67,273)
Provision for income taxes...................................      1,300        2,100       5,700
                                                                --------    ---------    --------
Loss before extraordinary gains recognized upon emergence
  from chapter 11............................................    (50,270)    (125,196)    (72,973)
Extraordinary gains recognized upon emergence from chapter
  11, net of income taxes....................................      --          --         323,213
                                                                --------    ---------    --------
                                                                --------    ---------    --------
Net income (loss)............................................   $(50,270)   $(125,196)   $250,240
                                                                --------    ---------    --------
                                                                --------    ---------    --------
Income (loss) per common share:
  Loss before extraordinary gains............................   $  (2.51)   $   (6.26)   $ (11.29)
                                                                --------    ---------    --------
                                                                --------    ---------    --------
  Net income (loss)..........................................   $  (2.51)   $   (6.26)   $  38.70
                                                                --------    ---------    --------
                                                                --------    ---------    --------

          See accompanying notes to consolidated financial statements.

                           ORION PICTURES CORPORATION
   (Debtor-in-Possession from December 11, 1991 to November 5, 1992--Note 1)

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                       FEBRUARY 28,    FEBRUARY 28,
                                                                           1995            1994
                                                                       ------------    ------------
    ASSETS:
Cash and cash equivalents (Notes 2 and 6)...........................     $ 26,190        $ 37,114
Accounts receivable, net............................................       59,710          81,981
Film inventories....................................................      249,674         367,152
Other assets........................................................       16,014          21,767
                                                                       ------------    ------------
                                                                         $351,588        $508,014
                                                                       ------------    ------------
                                                                       ------------    ------------

    LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY):
Accounts payable....................................................     $  1,107        $  1,681
Accrued expenses....................................................       32,455          40,906
Participations and residuals........................................       45,927          50,595
Notes and subordinated debt (including $19,544 due majority
  shareholder at February 28, 1995).................................      212,079         274,501
Deferred revenues...................................................       68,487          98,528
Commitments and contingencies (Note 11)
Liquidity (Note 12)
Shareholders' equity (capital deficiency):
  Common Stock, $.25 par value, authorized 100,000,000 shares,
    issued and outstanding 20,000,000 shares........................        5,000           5,000
  Paid-in surplus...................................................      265,811         265,811
  Accumulated deficit...............................................     (279,278)       (229,008)
                                                                       ------------    ------------
    Total shareholders' equity (capital deficiency).................       (8,467)         41,803
                                                                       ------------    ------------
                                                                         $351,588        $508,014
                                                                       ------------    ------------
                                                                       ------------    ------------

          See accompanying notes to consolidated financial statements.

                           ORION PICTURES CORPORATION
   (Debtor-in-Possession from December 11, 1991 to November 5, 1992--Note 1)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                FISCAL YEARS ENDED IN FEBRUARY,
                                                               ---------------------------------
                                                                 1995        1994         1993
                                                               --------    ---------    --------
Operations:
  Loss before chapter 11 reorganization items and provision
    for income taxes........................................   $(47,360)   $(121,303)   $(46,481)
  Provision for income taxes................................      1,300        2,100       5,700
                                                               --------    ---------    --------
  Loss exclusive of chapter 11 reorganization items.........    (48,660)    (123,403)    (52,181)
  Adjustments to reconcile loss exclusive of chapter 11
    reorganization items to cash provided by operations
    exclusive of chapter 11 reorganization items:
    Amortization of film costs..............................    140,318      199,219     161,173
    Amortization of bank guarantee..........................      4,951        5,625       2,243
    Amortization of debt discounts and costs................     12,153       12,314       7,345
    Depreciation and amortization...........................        767          708       1,511
    Decrease in accounts receivable.........................     22,271       15,718      49,796
    Decrease in accounts payable............................       (574)      (2,418)     (2,168)
    Decrease in accrued expenses............................     (5,476)      (5,291)    (23,115)
    Accrual of participations and residuals.................     25,628       17,392      28,871
    Payments of participations and residuals................    (32,353)     (27,306)    (14,340)
    Decrease in deferred revenues...........................    (30,041)      (2,476)     (6,551)
                                                               --------    ---------    --------
      Cash provided by operations exclusive of chapter 11
        reorganization items................................     88,984       90,082     152,584
      Payments of chapter 11 reorganization items...........     (1,610)      (1,793)    (23,438)
                                                               --------    ---------    --------
      Cash provided by operations...........................     87,374       88,289     129,146
                                                               --------    ---------    --------
Investment activities:
  Investment in film inventories............................    (22,840)     (67,481)     (7,348)
  Additions to property and equipment.......................     (1,198)        (785)       (177)
  Decrease in other assets..................................      1,233        4,263       3,046
                                                               --------    ---------    --------
      Cash used in investment activities....................    (22,805)     (64,003)     (4,479)
                                                               --------    ---------    --------
Financing activities:
  Additions to notes and subordinated debt..................     19,544       --           --
  Payments on notes and subordinated debt...................    (95,037)     (64,711)    (83,688)
  Sale of common stock to majority shareholder..............      --          --          15,000
                                                               --------    ---------    --------
      Cash used in financing activities.....................    (75,493)     (64,711)    (68,688)
                                                               --------    ---------    --------
Net increase (decrease) in cash.............................    (10,924)     (40,425)     55,979
Cash and cash equivalents at beginning of year..............     37,114       77,539      21,560
                                                               --------    ---------    --------
Cash and cash equivalents at end of year....................   $ 26,190    $  37,114    $ 77,539
                                                               --------    ---------    --------
                                                               --------    ---------    --------

          See accompanying notes to consolidated financial statements

                           ORION PICTURES CORPORATION
   (Debtor-in-Possession from December 11, 1991 to November 5, 1992--Note 1)

            CONSOLIDATED STATEMENTS OF COMMON STOCK, PAID-IN SURPLUS
                            AND ACCUMULATED DEFICIT
                                 (IN THOUSANDS)

                                                        THREE YEARS ENDED FEBRUARY 28, 1995
                                                 --------------------------------------------------
                                                      COMMON STOCK
                                                 -----------------------
                                                  NUMBER OF                 PAID-IN     ACCUMULATED
                                                    SHARES       AMOUNT     SURPLUS       DEFICIT
                                                 ------------    -------    --------    -----------
Balances, February 29, 1992...................     22,508,600    $ 5,627    $185,101    $  (354,052)
Net income....................................        --           --          --           250,240
Emergence from chapter 11:
  Redemption of previously outstanding Common
    Stock.....................................    (22,508,600)    (5,627)      --           --
  Issuances of Common Stock:
    To holders of previously outstanding
      preferred and Common Stock..............        180,000         45       5,656        --
    To holders of previously outstanding
      subordinated debt.......................      9,800,000      2,450      23,030        --
    To majority shareholder...................     10,020,000      2,505      23,547        --
  Benefit of exchange with majority
    shareholder...............................        --           --         28,477        --
                                                 ------------    -------    --------    -----------
Balances, February 28, 1993...................     20,000,000      5,000     265,811       (103,812)
Net loss......................................        --           --          --          (125,196)
                                                 ------------    -------    --------    -----------
Balances, February 28, 1994...................     20,000,000      5,000     265,811       (229,008)
Net loss......................................        --           --          --           (50,270)
                                                 ------------    -------    --------    -----------
Balances, February 28, 1995...................     20,000,000    $ 5,000    $265,811    $  (279,278)
                                                 ------------    -------    --------    -----------
                                                 ------------    -------    --------    -----------

          See accompanying notes to consolidated financial statements.

                           ORION PICTURES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    On December 11 and 12, 1991 (the "Filing Date"), Orion Pictures Corporation and substantially all of its subsidiaries filed petitions for relief under chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court"). During the period from the Filing Date to November 5, 1992 (the "Bankruptcy Period"), the Company operated under a series of court orders and actively sought to obtain new equity capital and other forms of investment in order to recapitalize. In this regard, the Company filed its "Debtors' Joint Consolidated Plan of Reorganization" (the "Plan") with the Court on July 13, 1992 (as amended on July 24, 1992, August 7, 1992, September 3, 1992 and October 20, 1992) and the related "Disclosure Statement for Debtors' Joint Consolidated Plan of Reorganization" with the Court on July 21, 1992 (as amended on July 24, 1992, August 7, 1992 and September 3, 1992). On October 20, 1992 (the "Confirmation Date"), the Court confirmed the Plan which became effective on November 5, 1992 (the "Effective Date"). The Plan and the Company's reorganization activities are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's consolidated financial statements were prepared on a going concern basis during the Bankruptcy Period, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. See Note 2 for a description of significant adjustments that were recorded during the year ended February 28, 1993 to reflect the Company's emergence from chapter 11 in accordance with the terms of the Plan.

DESCRIPTION OF THE BUSINESS

    The business activities of the Company constitute a single business segment, filmed entertainment, which, included the financing, production and distribution of theatrical motion pictures. The terms of the Plan severely limit the Company's ability to finance and produce additional theatrical motion pictures. Therefore, the Company's primary activity is the ongoing distribution of its present library of theatrical motion pictures and television programming. The Company believes the lack of a continuing flow of newly produced theatrical product has adversely affected the marketability of its library.

    Theatrical motion pictures were produced initially for exhibition in theaters. Initial theatrical release generally occurs in the United States and Canada. Foreign theatrical exhibition generally begins within the first year after initial release. Home video distribution in all territories usually begins six to twelve months after theatrical release in that territory, with pay television exploitation beginning generally six months after initial home video release. Exhibition of the Company's product on network and on other free television outlets begins generally three to five years from the initial theatrical release date in each territory.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries, most of which are wholly owned. All significant intercompany transactions and accounts have been eliminated. The consolidated financial statements for the years ended February 28,

                           ORION PICTURES CORPORATION

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

1994 and February 28, 1993 ("fiscal 1994" and "fiscal 1993", respectively), contain certain reclassifications to conform to the presentation for the year ended February 28, 1995 ("fiscal 1995").

  Cash and Cash Equivalents

    Cash equivalents consists of highly liquid instruments with original maturities of one month or less.

  Revenue Recognition

    Revenue from the theatrical distribution of films is recognized as the films are exhibited. Distribution of the Company's films to the home video market in the United States and Canada is effected through Orion Home Video ("OHV"), a division of Orion Home Entertainment Corporation, a wholly-owned subsidiary. OHV's home video revenue, less a provision for returns, is recognized when the video cassettes are shipped. Distribution of the Company's films to the home video markets in foreign countries is generally effected through subdistributors who control various aspects of distribution. When the terms of sale to such subdistributors include the receipt of nonrefundable guaranteed amounts by the Company, revenue is recognized when the film is available to the subdistributors for exhibition or exploitation and other conditions of sale are met. When the arrangements with such subdistributors call for distribution of the Company's product without a minimum amount guaranteed to the Company, such sales are recognized when the Company's share of the income from exhibition or exploitation is earned.

    Revenue from the licensing of the Company's product to networks, basic and pay cable companies and independent television stations or groups of stations in the United States and Canada as well as in foreign territories is recognized when the license period begins and when certain other conditions are met. Such conditions include the availability of such product for broadcast by the licensee.

  Film Inventories and Cost of Rentals

    Theatrical and television program inventories consist of direct production costs, production overhead and capitalized interest, print and exploitation costs, less accumulated amortization. Film inventories are stated at the lower of unamortized cost or estimated net realizable value. Selling costs and other distribution costs are charged to expense as incurred.

    Film inventories and estimated total costs of participations and residuals are charged to Cost of rentals under the individual film forecast method in the ratio that current period revenue recognized bears to management's estimate of total gross revenue to be realized. Such estimates are re-evaluated quarterly in connection with a comprehensive review of the Company's inventory of film product, and estimated losses, if any, are provided for in full. Such losses include provisions for estimated future distribution costs and fees as well as participation and residual costs expected to be incurred.

  Depreciation and Amortization

    Depreciation and amortization of property and equipment (primarily equipment) is provided using the straight line method over the estimated useful lives of the assets. The guarantee of the Company's bank borrowings (Note 2) is stated at its estimated fair value at the Effective Date, less accumulated amortization. Amortization is being calculated on the effective interest method over certain related cash flows estimated in the Plan.

                           ORION PICTURES CORPORATION

1. BASIS OF PRESENTATION, DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Income (Loss) per Common Share

    Pursuant to the Plan (Note 2), all 22,508,600 shares of the Company's previously outstanding common stock and 7,237 shares of the Company's previously outstanding preferred stock were canceled at the Effective Date and the holders of such stock received 160,000 and 20,000 shares (0.8% and 0.1%), respectively, of the reorganized Company's 20,000,000 newly issued common shares. All outstanding options to purchase common stock pursuant to the Company's stock option plans (Note 7) were also canceled.

    Per-share amounts presented on the Company's consolidated statements of operations are computed by dividing, Loss before extraordinary gains and Net income (loss) each as reduced by preferred and preference dividends and, when applicable, increased by pro-forma reductions in interest expense (net of tax) resulting from the assumed exercise of stock options and warrants when such securities were outstanding (Note 7) and the resulting assumed reduction of outstanding indebtedness, by the weighted average number of common and dilutive common equivalent shares outstanding during each period. Reported per-share amounts are based on 20,000,000, 20,000,000 and 6,465,000 common and common equivalent shares in fiscal 1995, 1994, and 1993, respectively.

    Fully diluted per-share amounts are not presented because the dilutive effect of the Company's other potentially dilutive securities (the Series B Preferred Stock) was immaterial for all reported periods.

    If the Plan had become effective on March 1, 1992, Loss per share for the year ended February 28, 1993 would have been $4.54 per share. Such pro-forma per-share amount is based on the assumption that the 20,000,000 shares of the reorganized Company's common shares that have been issued pursuant to the Plan, the 10% Subordinated Debentures, the Talent Notes, the Creditor Notes, the payment obligation to Sony and the guarantee of bank borrowings (Notes 2 and 6) had all been outstanding during the entire period.

  Financial Instruments

    The estimated fair values of cash, accounts receivable, accounts payable and accrued expenses approximate their carrying values because of the short maturity of these instruments. The carrying value of receivables with maturities greater than one year have been discounted and if such receivables were discounted based on current market rates, the fair value of these receivables would not be materially different than their carrying value. Because the Company's bank debt is a floating interest rate instrument, it is assumed that the carrying value would approximate fair value. The remaining debt (i.e., 10% Subordinated Debentures, Talent Notes, Creditor Notes and other obligations) does not have a ready market. These debt instruments are shown on a discounted basis (see Note 2 and 6) using market rates applicable at the Effective Date. If such debt were discounted based on current market rates, the fair value of this debt would not be materially different than its carrying value.

2. FINANCIAL REPORTING UPON EMERGENCE FROM CHAPTER 11

    The Plan contains certain provisions that resulted in the recording of significant adjustments to the Company's consolidated financial statements upon the Company's emergence from chapter 11. In accordance with the provisions of Statement of Position 90-7, "Financial Reporting by Entities in

                           ORION PICTURES CORPORATION

2. FINANCIAL REPORTING UPON EMERGENCE FROM CHAPTER 11--(CONTINUED) Reorganization Under the Bankruptcy Code", issued by the American Institute of Certified Public Accountants ("SOP 90-7"), the Company did not adopt fresh-start reporting upon consummation of the Plan. The Company did not qualify for fresh-start reporting because even though the majority shareholder's former ownership of approximately 68% of the Company's common stock was reduced to under 1%, the majority shareholder and its affiliate purchased a majority of the Company's common stock that was issued pursuant to the Plan (as described below) and, thus, in excess of 50% of the Company's common stock is owned by the majority shareholder and its affiliate both before and after the consummation of the Plan.

    The most significant adjustments that were recorded during the year ended February 28, 1993 to reflect the Company's emergence from chapter 11 in accordance with the terms of the Plan were: 1) to account for the exchange by the Company's subordinated debtholders of all previously outstanding subordinated debt of the Company for a 49% equity interest in the Company as well as new $50,000,000 initial principal amount of 10% nine-year subordinated debentures ("10% Subordinated Debentures"); 2) to account for the delivery by the Company's majority shareholder and its affiliate of a guarantee of bank borrowings, a contribution of the majority shareholder's interest in "MERMAIDS" described below to the Company and the contribution by such affiliate of $15,000,000 in cash in exchange for 50.1% of the equity interest in the Company; and 3) to restate liabilities compromised by the Plan at the estimated present value of amounts to be paid. These adjustments, which are described below, were recorded based upon estimates of the fair values of: 1) the equity interests in the Company distributed to the Company's majority shareholder and its affiliate and holders of the Company's previously outstanding subordinated notes and debentures and the holders of the previously outstanding common and preferred stock; 2) the 10% Subordinated Debentures being issued to holders of the Company's previously outstanding subordinated notes and debentures; 3) the guarantee of bank borrowings received from the Company's majority shareholder and its affiliate; 4) a non-interest bearing payment obligation of the Company to a subsidiary of Sony Pictures Entertainment, Inc. ("Sony") pursuant to revisions made in the Company's foreign home video licensing agreement with Sony described below; and 5) the Talent Notes and the Creditor Notes (both as defined in the Plan) being issued to certain creditors of the Company.

    The recorded fair values of the equity interests were based upon the average "when distributed" trading price on NASDAQ of the new common stock over a three-week period after the Effective Date. The recorded fair value of the 10% Subordinated Debentures was derived using an effective yield of 18% based on a survey of similar subordinated securities of other companies. The recorded fair value of the guarantee of bank borrowings was based upon a calculation of the estimated net present value of the interest expected to be saved over the term of the bank borrowings due to such guarantee and has been confirmed by an independent valuation. The recorded fair value of the Sony payment obligation was based upon a calculation of the estimated net present value of the payment obligation, discounted at the rate of interest being paid on the Company's bank debt. The recorded fair values of the Talent Notes and the Creditor Notes were based upon a comparison of the characteristics of these securities with those of the 10% Subordinated Debentures which resulted in the assumption that their effective yields should be 14% and 16%, respectively.

    All descriptions of new securities in the Notes to Consolidated Financial Statements refer to securities issued and, in certain cases, estimated amounts of such securities that are yet to be issued, unless the context indicates otherwise. Securities yet to be issued relate to disputed claims.

                           ORION PICTURES CORPORATION

2. FINANCIAL REPORTING UPON EMERGENCE FROM CHAPTER 11--(CONTINUED)

SUBORDINATED DEBT EXCHANGE

    On the Effective Date, the carrying amount for financial reporting purposes of the Company's subordinated notes and debentures was $280,714,000. The Company did not make any payments of principal or interest on these subordinated notes and debentures during the Bankruptcy Period. Accrued expenses on the Consolidated Balance Sheet at the Effective Date included approximately $30,812,000 of accrued interest on the Company's subordinated notes and debentures that was accrued to the Filing Date.

    The Company ceased accruing interest on its subordinated notes and debentures on the Filing Date and adjusted all debt discounts related to such securities at the Filing Date so that the carrying amount of each security was equivalent to the related estimated allowable claim pursuant to the Bankruptcy Code. Contractual interest shown on the Consolidated Statements of Operations for the year ended February 28, 1993 ($52,952,000) includes approximately $27,400,000 of interest that would have been payable on the Company's subordinated notes and debentures from March 1, 1992 until the Effective Date.

    In accordance with the terms of the Plan, all of the Company's subordinated notes and debentures were canceled . In satisfaction of the claims for such subordinated notes and debentures and the related accrued and unaccrued unpaid interest, the Company distributed, pursuant to allocations in the Plan, a 49% equity interest in the Company and new $50,000,000 initial principal amount of 10% nine-year subordinated debentures ("10% Subordinated Debentures") (Note 6) to holders of such securities. To record this transaction, the Company removed the carrying amount of the subordinated notes and debentures ($280,714,000) and related accrued interest ($30,812,000) from the accounts, recorded the estimated fair value of the 49% equity interest in the Company received by the subordinated debtholders in the form of common stock ($25,480,000) and the estimated fair value of the 10% Subordinated Debentures issued to those debtholders ($37,051,000, which is the $50,000,000 initial principal amount less a $12,949,000 discount recorded to increase the effective interest rate on the securities to 18%) and recognized an extraordinary gain of $248,995,000.

METROMEDIA EXCHANGE

    On December 12, 1990, the Company executed an agreement with MetMermaids, a joint venture between John W. Kluge (as Trustee) and Stuart Subotnick (the "Joint Venture") pursuant to which an interest was granted in certain of the proceeds of "MERMAIDS", a feature length motion picture released by the Company on December 14, 1990, in return for an investment by the Joint Venture in the picture of approximately $23,000,000. Messrs. Kluge and Subotnick, together and through Metromedia Company, own a majority of the Common Stock of the Company. Participations and residuals on the Consolidated Balance Sheet at the Effective Date included approximately $20,800,000 of amounts due to MetMermaids that had been accrued since "MERMAIDS" was released, including approximately $700,000 that was accrued during fiscal 1993.

    Upon effectiveness of the Plan, the "MERMAIDS" obligation was contributed to the Company by Metromedia along with $15,000,000 in cash by John W. Kluge and a guarantee by Metromedia and Mr. Kluge of the Company's bank borrowings (Note 6) in exchange for a 50.1% equity interest in the Company. To record this transaction, the Company removed the carrying amount of the MetMermaids liability ($20,824,000) and related accrued interest ($705,000) from the accounts and recorded the receipt of $15,000,000 in cash, the estimated fair value of the guarantee of bank borrowings received

                           ORION PICTURES CORPORATION

2. FINANCIAL REPORTING UPON EMERGENCE FROM CHAPTER 11--(CONTINUED)

($18,000,000) and the estimated fair value of the 50.1% equity interest in the Company received by Metromedia and Mr. Kluge in the form of common stock ($26,052,000). The Company realized a benefit of $28,477,000 on the exchange which was credited directly to Paid-in surplus as a contribution to capital. The estimated fair value of the guarantee of bank borrowings, which is classified in Other assets on the Consolidated Balance Sheets at February 28, 1995, 1994 and 1993, is being amortized as interest expense during the period that such bank borrowings are being repaid (Note 6).

ADJUSTMENTS OF COMPROMISED LIABILITIES--SONY SETTLEMENT

    In February 1990, the Company entered into an agreement with Sony which granted certain foreign home video distribution rights to 50 current and future motion pictures to Sony. Under the terms of the Sony agreement, the Company was required to meet certain minimum delivery requirements. A letter of credit was issued to Sony for $70,000,000 which generally secured a portion of Sony's interests in the Company's performance under the agreement and which was supported by a portion of the amounts otherwise available to the Company under the Company's Second Amended and Restated Credit Agreement dated as of July 27, 1990 (the "Second Restated Credit Agreement"), which, at the Effective Date of the Plan, was superseded by the Third Amended and Restated Credit Agreement dated as of October 20, 1992 (the "Third Restated Credit Agreement") (Note 6).

    The Company's chapter 11 filings (Note 1) constituted an event of default under the Sony agreement. In connection therewith, the Company applied certain provisions in the Sony agreement at February 29, 1992, resulting in the reclassification at that date of approximately $110,000,000 of advance royalties from Deferred revenues to Accrued expenses (liabilities subject to compromise) which significantly reduced the remaining advance royalties available to be earned by the pictures that have been or will be delivered under the agreement.

    In accordance with the terms of the Plan, the Sony agreement was amended as of the Effective Date. The most significant changes were: 1) to reduce the number of motion pictures licensed under the agreement from 50 to 23; 2) to convert the $70,000,000 letter of credit described above to a $70,000,000 non-interest bearing payment obligation to Sony (the "Sony Obligation"), which is supported by a new $70,000,000 letter of credit; 3) to limit to $9,000,000 the additional amounts that may be due to Sony based upon the performance of the 23 pictures covered by the amended agreement; and 4) an amount equal to $5,000,000 will be secured by the above described letter of credit for additional amounts that may be due Sony under the Sony Theatrical Agreement.

    To record this transaction, the Company removed the $110,288,000 Due to Sony amount described above from the accounts, recorded the $70,000,000 non-interest bearing payment obligation at its estimated net present value of $63,682,000, increased Deferred revenues related to the 23 pictures that have been or will be delivered under the agreement by approximately $31,743,000 and recognized an extraordinary gain on the transaction of approximately $14,863,000. A portion of the extraordinary gain ($6,318,000) resulted from recording the non-interest bearing payment obligation at its estimated net present value. The remainder of the extraordinary gain ($8,545,000) represented the Company's estimate of the benefit received by the Company in the settlement process by virtue of the negotiation of such settlement in a chapter 11 environment.

                           ORION PICTURES CORPORATION

2. FINANCIAL REPORTING UPON EMERGENCE FROM CHAPTER 11--(CONTINUED)

ADJUSTMENTS OF COMPROMISED LIABILITIES--OTHER CREDITORS

    Under the Plan, holders of claims for certain participations and residuals aggregating approximately $55,000,000 reduced their claims by 17%, in exchange for approximately $46,400,000 aggregate principal amount of Talent Notes. The Talent Notes, which are due March 1, 1999, bear interest at the same rate as the Company pays under the Third Restated Credit Agreement described in Note 6. The holders of other unsecured claims against the Company currently aggregating approximately $65,000,000 received or will receive 100% of their claims in the form of non-interest bearing Creditor Notes, which are due March 1, 1999, except for a portion of such claimants who held claims under $5,000 and who elected to receive a partial payment in cash in lieu of such Creditor Notes. The Plan required the Company to issue Talent Notes and Creditor Notes to the extent the amounts were not disputed. The Company recorded estimates of amounts of Talent Notes and Creditor Notes to be issued upon final resolution of the disputed claims. Accordingly, adjustments to the amounts described above have been made and will continue to be required until all disputed claims have been resolved. The Talent Notes and Creditor Notes are both secured obligations of the Company.

    To the extent that the Company generates positive Net Cash Flow (as defined in the Third Restated Credit Agreement) (the "Net Cash Flow"), for the immediate preceding period, the Company is required to make payments with respect to amounts outstanding under the Talent Notes and Creditor Notes, at least quarterly after the Effective Date, in amounts generally approximating 8 1/2% and 3 1/4%, respectively, of the Company's Net Cash Flow until all amounts due to Sony as described above and due under the Third Restated Credit Agreement described in Note 6 have been paid. Thereafter, amounts generally approximating 66 2/3% and 16 2/3% of the Company's Net Cash Flow will be used to make payments with respect to the Company's obligations under the Talent Notes and Creditor Notes, respectively, until interest and principal under the Talent Notes are paid in full. Subsequent to the satisfaction of the Company's obligations under the Talent Notes, 50% of the Company's Net Cash Flow will be used to retire the remaining obligations under the Creditor Notes.

    The Company made certain accounting adjustments to reflect the above settlements in its consolidated financial statements for the year ended February 28, 1993. Participations and residuals, accounts payable and accrued expenses were reduced by an aggregate of $127,153,000, the Company recorded the Talent Notes and Creditor Notes at their estimated net present values of $31,396,000 and $30,472,000 respectively, and an extraordinary gain of $59,455,000 was recognized. The discounts recorded on the Talent Notes and Creditor Notes result in effective interest rates on these securities of 14% and 16%, respectively.

3. CHAPTER 11 REORGANIZATION COSTS

    Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", issued by the American Institute of Certified Public Accountants ("SOP 90-7") requires direct costs of administering the chapter 11 filing, particularly professional fees, to be expensed as incurred. Accordingly, Chapter 11 reorganization items presented on the Consolidated Statements of Operations for fiscal 1995, 1994 and 1993 are comprised primarily of legal fees incurred during those periods. Direct costs of administering the chapter 11 filing are expected to continue until all claims and related litigation are resolved.

                           ORION PICTURES CORPORATION

4. ACCOUNTS RECEIVABLE AND DEFERRED REVENUES

    Accounts receivable consists primarily of trade receivables due from film distribution, including theatrical, home video, basic cable and pay television, network, television syndication, and other licensing sources which have payment terms generally covered under contractual arrangements. Accounts receivable is stated net of an allowance for doubtful accounts of $14,000,000 and $14,800,000 at February 28, 1995 and 1994, respectively.

    The Company has entered into contracts for licensing of theatrical and television product to the pay cable, home video and free television markets, for which the revenue and the related accounts receivable will be recorded in future periods when the films are available for broadcast or exploitation. These contracts, net of advance payments received and recorded in Deferred revenues as described below aggregated approximately $178,000,000 at February 28, 1995. Included in this amount is $64,000,000 of license fees for which the revenue and the related accounts receivable will be recorded only if the Company is able to successfully produce or acquire product under the restrictions of the Plan.

    Deferred revenues consists principally of advance payments received on pay cable, home video and other television contracts for which the films are not yet available for broadcast or exploitation.

5. FILM INVENTORIES

    The following is an analysis of film inventories (in thousands):

                                                   FEBRUARY 28,    FEBRUARY 28,
                                                       1995            1994
                                                   ------------    ------------
Theatrical films:
  Released......................................     $240,330        $305,560
  Completed and unreleased......................       --              50,204
Television programs:
  Released......................................        9,344          11,388
                                                   ------------    ------------
                                                     $249,674        $367,152
                                                   ------------    ------------
                                                   ------------    ------------

    In late December 1991, the Company received a notice from Showtime Networks Inc. ("Showtime") that Showtime believed that the Company had not complied with the so-called "key man clause" in the Company's exclusive film licensing agreement with Showtime and, accordingly, that Showtime would not license the 16 pictures theatrically released in the domestic marketplace during fiscal 1992, 1993, 1994 and 1995 (the "Key Man Dispute"). License fees under the Showtime agreement for these 16 films were expected to aggregate approximately $77,000,000. After a review of the underlying facts and circumstances and consultation with counsel, the Company advised Showtime that the Company had complied with the key man clause in the Showtime agreement, that failure to accept delivery of the product rejected by Showtime constituted Showtime's default under the agreement and that the Company intended to pursue all available remedies to realize the domestic pay television license fees due under the Showtime agreement.

    On March 20, 1992, the Company filed a proceeding in the Court against Showtime seeking, among other things, an order permitting the Company to exercise its power under the Bankruptcy Code to assume, and therefore not reject, the Showtime agreement. As part of its request to assume the agreement, the Company sought a factual determination by the Court that it had complied with the key man clause.

                           ORION PICTURES CORPORATION

5. FILM INVENTORIES--(CONTINUED)

    After a hearing and trial on these matters held on May 14 and 15, 1992, the Court issued an order dated June 3, 1992 (the "Showtime Order"), authorizing the Company to assume the Showtime agreement and finding that the Company had complied with the key man clause. Showtime subsequently appealed the Showtime Order to the United States District Court for the Southern District of New York (the "District Court"). On December 8, 1992, the District Court affirmed the decision of the Court. On January 13, 1993, Showtime appealed the decision of the District Court to the United States Court of Appeals for the Second Circuit (the "Appeals Court"). Oral argument was held on June 7, 1993. On September 17, 1993, the Appeals Court vacated the grant of motion to assume and remanded the motion to assume to the Court for further proceedings. On January 31, 1994, the Company commenced an appeal of the Appeals Court's decision to the Supreme Court of the United States by petitioning for a writ of certiorari. If the Appeals Court's decision was not reversed by the Supreme Court, the Appeals Court's decision ultimately could have lead to a retrial of the issue of the Company's compliance with the key man clause to a jury. In the event of any such retrial, the Company intended to pursue the matter vigorously although it could not predict how a jury would determine the facts.

    On May 6, 1993, the Company was served with a complaint from Showtime alleging that Showtime should be permitted to offset $29,300,000 in fees plus interest against future license fees due the Company under the Showtime agreement (the "Qualification Dispute"). Showtime claimed that the Company did not meet the qualification criteria on eight films, one of which is already included in the disputed pictures under the Key Man Dispute described above.

    In order to avoid the uncertainty inherent in jury trials and the continued delay and cost related to pursuing its rights, claims and defenses in connection with these disputes, the Company determined that it was prudent to commence settlement negotiations with Showtime. On March 29, 1994, the Company and Showtime reached an agreement (the "Showtime Settlement") settling the litigations and disputes described above which was approved by the Court on such date and became effective on March 29, 1994. The Showtime Settlement continues to provide for the exclusive United States pay television exhibition of the 16 pictures that were the subject of the Key Man Dispute. For each motion picture meeting certain requirements, the Showtime Settlement provides for a reduced minimum license fee. The Showtime Settlement also reduces the license fees related to the seven pictures included in the Qualification Dispute described above that were not the subject of the Key Man Dispute. License fees for the 23 pictures subject to the Showtime Settlement are expected to be approximately $33,300,000 less than the approximate $105,000,000 of such fees pursuant to the Showtime Agreement; accordingly, film inventories at February 28, 1994 shown above have been adjusted to reflect this settlement.

    The Company has made substantial writeoffs to its released and unreleased product. As a result, approximately three-quarters of the film inventories shown above at February 28, 1995 and 1994, are stated at estimated net realizable value and will not result in the recording of gross profit upon the recognition of related revenues in future periods.

    Since the date of the Company's quasi-reorganization (February 28, 1982), when the Company's inventories were restated to reflect their then current market value, the Company has amortized 92% of the gross cost of its film inventories, including those produced subsequent to the quasi-reorganization. Approximately 97% of such gross film inventory costs will have been amortized by February 28, 1998. As of February 28, 1995, approximately 61% of the unamortized balance of film inventories will be amortized within the next three-year period based upon the Company's revenue estimates at that date.

                           ORION PICTURES CORPORATION

6. NOTES AND SUBORDINATED DEBT

    Notes and subordinated debt is comprised of the following (in thousands):

                                                                       FEBRUARY 28,    FEBRUARY 28,
                                                                           1995            1994
                                                                       ------------    ------------
Notes payable to banks under the Third Restated Credit Agreement....     $ 58,619        $122,862
Obligation to Metromedia under Reimbursement Agreement..............       19,544          --
Talent Notes due 1999, net of unamortized discount of $8,488 and
  $9,995............................................................       26,057          29,349
Creditor Notes due 1999, net of unamortized discount of $21,745 and
  $27,722...........................................................       40,630          34,820
Non-interest bearing payment obligation to Sony, net of unamortized
  discount of $1,191 and $2,783.....................................       16,756          38,735
Other guarantees and contracts payable, net of unamortized discounts
  of $2,943 and $3,634..............................................        8,124           9,297
                                                                       ------------    ------------
Total notes payable.................................................      169,730         235,063
                                                                       ------------    ------------
10% Subordinated Debentures due 2001, net of unamortized discount of
  $8,097 and $10,483................................................       42,349          39,438
                                                                       ------------    ------------
Total notes and subordinated debt...................................     $212,079        $274,501
                                                                       ------------    ------------
                                                                       ------------    ------------

    The Company's Third Restated Credit Agreement became effective upon the Effective Date of the Plan (Note 1). Approximately $190,826,000 was outstanding under The Company's Third Restated Credit Agreement on the Effective Date. Such amount has been reduced through repayments to approximately $46,465,000 at March 31, 1995 which amount matures on October 20, 1995.

    Notwithstanding the above maturity date, and to the extent that the Company generates positive Net Cash Flow (as defined in the Third Restated Credit Agreement) ("Net Cash Flow") for the immediately preceding period, the Company is required to make principal payments of amounts outstanding under the Third Restated Credit Agreement at least quarterly during the period from the Effective Date to October 20, 1995, in amounts approximating 62% of the Company's Net Cash Flow. In addition, in connection with consummation of the Plan, Metromedia Company ("Metromedia"), the Company's principal shareholder, and an affiliate of Metromedia guaranteed the payment of substantially all of the Company's payment obligations under the Third Restated Credit Agreement pursuant to a bank guarantee (the "Bank Guarantee"). On October 20, 1994 the Guarantors made a payment of $14,041,000 to the Banks under the Bank Guarantee as the Company had not generated sufficient Net Cash Flow for the 12-month period prior to such date to make the required principal payments to the Banks. Pursuant to a reimbursement agreement between the Company and Metromedia (the "Reimbursement Agreement") entered into in connection with the consummation of the Plan, the Company has agreed to reimburse Metromedia for all such payments made under the Bank Guarantee or as cure payment to Sony (as described below) plus interest on all such guaranteed payments made by Metromedia at the rate of LIBOR plus 1.75% out of the portion of Net Cash Flow allocated to the Banks (62%) and Sony (23%) following payment in full of the Banks and Sony.

    Interest is charged under the terms of the Third Restated Credit Agreement at the agent bank's fluctuating reference rate plus 3/4% or at 1 3/4% above the Eurodollar Rate, at the Company's option. The agent bank's fluctuating reference rate at February 28, 1995 was 9%.

                           ORION PICTURES CORPORATION

6. NOTES AND SUBORDINATED DEBT--(CONTINUED)

    The Third Restated Credit Agreement contains various restrictive covenants, including, among others, limitations on the incurrence of additional indebtedness, limitations on the investment in or acquisition of new product and a prohibition on the payment of dividends. Borrowings under the Third Restated Credit Agreement are secured by all of the Company's assets, including the common stock of the Company's subsidiaries. No compensating balances are required to be maintained.

    As described in Note 2, the Company issued $50,000,000 initial principal amount of 10% subordinated debentures due 2001 (the "10% Subordinated Debentures") to former holders of its subordinated notes and debentures pursuant to the terms of the Plan. The 10% Subordinated Debentures are subordinated to all Senior Indebtedness, as defined in the indenture related to such 10% Subordinated Debentures (the "Bond Indenture"), including all bank borrowings and amounts outstanding to Sony, the Talent Notes and Creditor Notes described in Note 2, as well as amounts that become payable to Metromedia and its affiliate as Metromedia and its affiliate make payments pursuant to the guarantee of bank borrowings.

    Interest on the 10% Subordinated Debentures is payable semi-annually and the debentures are due October 31, 2001. Payment of interest and repayment of principal amounts outstanding under the 10% Subordinated Debentures are payable out of Net Cash Flow. As provided in the Bond Indenture, interest on the 10% Subordinated Debentures may be paid by issuance of additional 10% Subordinated Debentures in certain circumstances. The Bond Indenture contains various restrictive covenants which are generally consistent with the covenants described above with respect to the Third Restated Credit Agreement.

    In accordance with the terms of the Plan, as more fully described in Note 2, the Company had a $70,000,000 non-interest bearing payment obligation to Sony at the Effective Date. The obligation to Sony is payable pari passu with amounts payable under the Third Restated Credit Agreement described above and is backed by a letter of credit issued pursuant to the Third Restated Credit Agreement. Such amount has been reduced through repayments to approximately $13,489,000 at March 31, 1995 which amount matures on November 5, 1995.

    Notwithstanding the above maturity schedule and to the extent that the Company generates positive Net Cash Flow for the immediately preceding period, the Company is required to make principal payments of amounts outstanding for the obligation to Sony at least quarterly during the period from the Effective Date to November 5, 1995 in an amount approximating 23% of the Company's Net Cash Flow. To the extent the Company fails to repay such amounts on a timely basis, Sony may draw under the letter of credit issued in its favor after giving notice and an opportunity to cure to the Guarantors under the Bank Guarantee. In the event Sony does draw under the letter of credit issued in its favor, such amount would become an obligation of the Company under the Third Restated Credit Agreement and guaranteed pursuant to the Bank Guarantee. In order to cure a shortfall by the Company in its payments to Sony which would have entitled Sony to draw under the letter of credit issued in its favor, on November 5, 1994, the Guarantors under the Bank Guarantee made a payment of $5,159,000 to Sony. Such amount plus interest on such amount at the rate of LIBOR plus 1.75% is reimbursable to Metromedia in accordance with the terms of the Reimbursement Agreement described above.

    In accordance with the provisions of the Plan and the agreements entered into in connection with the Plan the Company must make certain cumulative minimum aggregate Net Cash Flow payments ("Mandatory Minimum") to the holders of the Talent Notes (Note 2), the Creditors Notes (Note 2)

                           ORION PICTURES CORPORATION

6. NOTES AND SUBORDINATED DEBT--(CONTINUED)

and the 10% Subordinated Debentures (the "Holders") in payment of their respective principal and interest. As more fully described in Note 12 the Indentures pursuant to which the Talent Notes and the Creditor Notes were issued (the "Indentures") provide for only a single Mandatory Minimum threshold that must be received by the holders in payment of their respective principal and interest for each fiscal quarter through the fiscal year ended February 28, 1999, rather than separate quarterly thresholds for each fiscal quarter. The Company believes the language set forth in the Indentures does not reflect the agreement between the Company and its principal creditors who negotiated and agreed upon the provisions based upon the Company's review of the agreement in principle agreed to by such parties. Notwithstanding, the literal language of the Indentures, it is the Company's intention to follow what it believes is the intention of the agreeing parties. Therefore, the following summarizes both the anticipated Mandatory Minimum amounts contained in the Indentures and the interpretation of the Company ("Interpretation"). Under the terms of the Indentures, these Mandatory Minimum amounts are to be reduced by 15% of the portion of amounts due under the Showtime agreement to the extent that the amounts are not received by the Company ("Showtime Shortfall") until such time as the Banks and/or Sony and the guarantor under the Bank Guarantee are paid in full. Thereafter, the Mandatory Minimums will be reduced by 100% of the Showtime Shortfall.

Per Indentures

                 Estimated Adjusted Cumulative Minimum Amounts
                                 (in thousands)

Fiscal Year Ended
February 28(29)                       May        August     November    February
---------------------------------   --------    --------    --------    --------
    1996.........................   $ 61,948    $ 61,948    $ 61,948    $ 61,948
    1997.........................   $ 97,802    $ 97,802    $ 97,802    $ 97,802
    1998.........................   $161,140    $161,140    $161,140    $161,140
    1999.........................   $204,741    $204,741    $204,741    $204,741

Per Interpretation

                 Estimated Adjusted Cumulative Minimum Amounts
                                 (in thousands)

Fiscal Year Ended
February 28(29)                       May        August     November    February
---------------------------------   --------    --------    --------    --------
    1996.........................   $ 36,184    $ 44,772    $ 53,360    $ 61,948
    1997.........................   $ 70,911    $ 79,874    $ 88,838    $ 97,802
    1998.........................   $113,636    $129,470    $145,304    $161,140
    1999.........................   $172,040    $182,940    $193,840    $204,741

    The Company has made ten Net Cash Flow distributions in accordance with the Plan. The distributions were made in November 1992, March 1993, June 1993, December 1993, March 1994, June 1994, September 1994, October 1994, and December 1994, and March 1995, respectively. In accordance with the provisions of the Plan and the agreements entered into in connection with the Plan, a Net Cash Flow distribution was not made for the quarter ended August 31, 1993 because the Company did not generate Net Cash Flow. Because distributions of Net Cash Flow are dependent upon

                           ORION PICTURES CORPORATION

6. NOTES AND SUBORDINATED DEBT--(CONTINUED)

the Company's ability to generate Net Cash Flow and are determined for specified periods in accordance with the Plan and the agreements entered into in connection with the Plan, no assurance can be made as to the amount, if any, of each future distribution. The following table summarizes and describes the allocation of these distributions in accordance with the Plan (in thousands):

                                             MAR.      DEC.     OCT.     SEPT.     JUN.      MAR.     FISCAL     11/5/92
                                             1995      1994     1994     1994      1994      1994      1994     TO 2/28/93
                                            -------   ------   ------   -------   -------   -------   -------   ----------
Third Restated Credit Agreement...........  $12,154   $5,597   $2,688   $11,500   $14,188   $16,229   $39,345    $ 28,619
Metromedia Obligation.....................    --        --       --       --        --        --        --         --
Sony Obligation...........................    4,458    2,053      986     4,218     5,204     5,952    17,984      10,497
Talent Notes (principal and interest).....    1,661      765      367     1,572     1,939     2,218     5,733       3,910
Creditor Notes............................    --        --       --         164     --        --        1,046       1,498
10% Subordinated Debentures due 2001......    --        --       --       --        --        --        --            977
Interest on 10% Subordinated Debentures
  due 2001................................    1,270      585      281     1,037     1,483     1,697     3,339         519
                                            -------   ------   ------   -------   -------   -------   -------   ----------
                                            $19,543   $9,000   $4,322   $18,491   $22,814   $26,096   $67,447    $ 46,020
                                            -------   ------   ------   -------   -------   -------   -------   ----------
                                            -------   ------   ------   -------   -------   -------   -------   ----------


                                             TOTAL
                                            --------
Third Restated Credit Agreement...........  $130,320
Metromedia Obligation.....................     --
Sony Obligation...........................    51,352
Talent Notes (principal and interest).....    18,165
Creditor Notes............................     2,708
10% Subordinated Debentures due 2001......       977
Interest on 10% Subordinated Debentures
  due 2001................................    10,211
                                            --------
                                            $213,733
                                            --------
                                            --------

    Pursuant to the Waiver and Consent dated as of June 30, 1993 under the Third Restated Credit Agreement, $2,600,000 of the portion of the June 1993 distribution payable pursuant to the Plan to the Company's banks was instead paid to Sony. In accordance with the terms of the Plan, all or part of the portion of Net Cash Flow which would otherwise be payable to holders of Creditor Notes for nine of the ten distributions were used to satisfy, in whole or in part, the interest obligation on the 10% Subordinated Debentures. In addition, in accordance with the indenture for the 10% Subordinated Debentures, approximately $362,000, $525,000 and $898,000, respectively, of the interest due April 1, 1995, April 1, 1994 and October 1, 1993 related to the 10% Subordinated Debentures was paid by the issuance of additional debentures. Also, in accordance with the Talent Note indenture, all of the interest due for the three-month periods ended November 30, 1994, November 30, 1993 and August 31, 1993 on the Talent Notes was paid by the issuance of additional notes (approximately $393,000, $426,000 and $405,000, respectively). The payments on the Sony Obligation have reduced the outstanding amount on the letter of credit supporting such obligation to $18,489,000 at March 31, 1995.

    All descriptions of securities above refer to securities issued and in certain cases, estimated amounts of such securities that are yet to be issued. Accordingly, during the three-month period ended November 30, 1993, approximately $6,000,000 of Participations and residuals payable was reclassified to Talent Notes payable. Such amount is an estimate of the amount of such securities that will be issued in connection with the resolution of certain claims.

    During fiscal 1995, 1994, and 1993, $31,280,000, $33,067,000, and
$26,037,000, respectively, of interest costs were incurred, exclusive of contractual amounts unaccrued pursuant to SOP 90-7. Cash utilized for the payment of interest during fiscal 1995, 1994, and 1993 was $12,461,000, $14,585,000, and $12,813,000, respectively.

7. SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

PREFERRED STOCK

    On the Effective Date, in accordance with the Plan, the Company authorized 10,000,000 shares of $1.00 par value preferred stock. No shares of preferred stock have been issued.

                           ORION PICTURES CORPORATION

7. SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)--(CONTINUED)

STOCK OPTION PLAN

    Pursuant to the Plan, all outstanding options to purchase Common Stock under the Company's stock option plans were canceled.

8. INCOME TAXES

The Provision for income taxes for fiscal 1995, 1994, and 1993, all of which is current, consists of the following (in thousands):

                                                    FISCAL YEARS ENDED IN
                                                          FEBRUARY,
                                                ------------------------------
                                                 1995        1994        1993
                                                ------      ------      ------
Federal......................................   $ --        $ --        $ --
State and local..............................      100         100         300
Foreign......................................    1,200       2,000       5,500
                                                ------      ------      ------
Current......................................   $1,300      $2,100      $5,800
Deferred.....................................     --          --          --
                                                ------      ------      ------
Total........................................   $1,300      $2,100      $5,800
                                                ------      ------      ------
                                                ------      ------      ------

    Such provision has been allocated to operations before extraordinary items and extraordinary items as follows (in thousands):

                                                     FISCAL YEARS ENDED IN
                                                           FEBRUARY,
                                                  ----------------------------
                                                   1995       1994       1993
                                                  ------     ------     ------
Operations before extraordinary items..........   $1,300     $2,100     $5,700
Extraordinary items............................     --         --          100
                                                  ------     ------     ------
                                                  $1,300     $2,100     $5,800
                                                  ------     ------     ------
                                                  ------     ------     ------

    The federal income tax portion of the Provision for income taxes includes the benefit of state income taxes provided. The Company recognizes investment tax credits on the flow-through method.

    State and local income tax expense in fiscal 1995, 1994, and 1993 includes an estimate for franchise and other state tax levies required in jurisdictions which do not permit the utilization of the Company's fiscal 1995, 1994 and 1993 operating losses to mitigate such taxes. Foreign tax expense in fiscal 1995, 1994, and 1993 reflects estimates of withholding and remittance taxes. Cash utilized for the payment of income taxes during fiscal 1995, 1994, and 1993 was $1,804,000, $2,934,000, and $5,997,000, respectively.

    Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change to the "assets and liability method" of accounting for income taxes from the "deferred method" of accounting for income taxes which was required under Accounting Principles Board Opinion No. 11 ("APB 11"). Under SFAS 109, deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to differences between the financial statement carrying values and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which these temporary differences are expected to be

                           ORION PICTURES CORPORATION

8. INCOME TAXES--(CONTINUED)

recovered or settled. Further, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

    Pursuant to the deferred method of accounting for income taxes required by APB 11, applicable in the years prior to the fiscal year ended February 28, 1994, deferred taxes were provided for timing differences between financial statement and tax return recognition of income and expenses. Although timing differences arose during periods prior to fiscal 1994, any future taxes payable would have been offset by tax benefits resulting from the use of losses from such years, and accordingly, no deferred taxes were provided. The principal timing difference that arose during those periods relates to the recognition of revenues from licensing agreements.

    The Company's results of operations was not impacted by the change in method of accounting for income taxes resulting from the adoption of SFAS 109 in the current year. Deferred income taxes at February 28, 1995 and 1994 reflect the impact of "temporary differences" between assets and liabilities for financial reporting purposes and their carrying values as measured by tax laws. These temporary differences are determined in accordance with SFAS 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles.

    The temporary differences and carryforwards which give rise to deferred tax assets and (liabilities) for fiscal 1995 and 1994 are as follows (in thousand):

                                                        FISCAL YEARS ENDED IN
                                                              FEBRUARY,
                                                        ---------------------
                                                          1995         1994
                                                        --------     --------
Net Operating loss carryforward......................   $175,731     $158,150
Deferred income......................................     24,245       30,853
Investment credit carryforward.......................     28,000       30,000
Allowance for doubtful accounts......................      5,600        5,897
Reserves.............................................      6,958        5,232
Other deferred tax assets............................     11,935       25,866
Film costs...........................................    (15,077)     (21,608)
Shares payable.......................................     14,986       (4,017)
Other deferred tax liabilities.......................    (14,863)     (18,604)
Notes and debentures.................................       (254)     (22,038)
                                                        --------     --------
Subtotal before valuation allowance..................    237,261      189,731
Valuation allowance..................................   (237,261)    (189,731)
                                                        --------     --------
Deferred taxes.......................................   $      0     $      0
                                                        --------     --------
                                                        --------     --------

    The valuation allowance for deferred assets as of March 1, 1993 was $186,296,000. The net change in the total valuation allowance for the year ended February 28, 1994 was an increase in the allowance of $3,435,000.

    The Company's Provision for income taxes for fiscal 1995, 1994, and 1993, differs from the provision that would have resulted from applying the federal statutory rates during those periods to

                           ORION PICTURES CORPORATION

8. INCOME TAXES--(CONTINUED)

Income (loss) before provision for income taxes. The reasons for these differences are explained in the following table (in thousands):

                                              FISCAL YEARS ENDED IN FEBRUARY,
                                            -----------------------------------
                                              1995         1994         1993
                                            ---------    ---------    ---------
Provision (benefit) based upon federal
  statutory rate of 35%, 35% and 34%
  respectively...........................   $ (17,140)   $ (43,084)   $  87,054
State taxes, net of federal benefit......          65           65          198
Foreign taxes in excess of federal
  credit.................................       1,200        2,000        5,500
Non-deductible direct expenses of chapter
  11 filing..............................         214          596        5,709
Current year operating loss not
  benefitted.............................      16,923       42,473        8,844
Extraordinary gain recognized upon
  emergence from chapter 11..............      --           --         (108,877)
Reduction of operating loss from
  discharge of indebtedness..............      --           --            7,314
Other, net...............................          38           50           58
                                            ---------    ---------    ---------
Provision for income taxes...............   $   1,300    $   2,100    $   5,800
                                            ---------    ---------    ---------
                                            ---------    ---------    ---------

    At February 28, 1995, the Company had available net operating loss carryforwards and unused investment tax credits of approximately $439,000,000, and $28,000,000, respectively, which can reduce future federal income taxes. If not utilized, these carryforwards and credits will begin to expire in 1997 and 1996, respectively.

9. REVENUE DATA

    The sources of the Company's revenues from continuing operations by market for each of the last three fiscal years are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company derives significant revenues from the foreign distribution of its theatrical motion pictures and television programming. The following table sets forth foreign revenues from continuing operations (excluding Canada) by major geographic area for each of the last three fiscal years (in thousands):

                                                    FISCAL YEARS ENDED IN
                                                          FEBRUARY,
                                                ------------------------------
                                                 1995       1994        1993
                                                -------    -------    --------
Europe.......................................   $36,532    $62,107    $ 80,152
Mexico and South America.....................     4,586      5,782       8,108
Asia and Australia...........................    13,820     23,876      37,522
                                                -------    -------    --------
                                                $54,938    $91,765    $125,782
                                                -------    -------    --------
                                                -------    -------    --------

    Showtime has been a significant customer of the Company. During fiscal 1995,the Company recorded $45,514,000 of revenues under its pay cable agreement with Showtime. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 for descriptions of certain disputes with Showtime that have affected the amount and timing of revenues recognized under the Showtime agreement.

                           ORION PICTURES CORPORATION

10. COMMITMENTS AND CONTINGENT LIABILITIES

    The Company is obligated under various operating leases, including leases for two office premises. Total rent expense amounted to $1,432,000, $1,489,000, and $4,773,000, in fiscal 1995, 1994, and 1993, respectively.

    Minimum rental commitments under noncancellable operating leases is set forth in the following table (in thousands):

   FISCAL YEAR                              AMOUNT
-----------------------------------------   ------
1996.....................................   $1,071
1997.....................................      820
1998.....................................      142
                                            ------
Total minimum rental commitments.........   $2,033
                                            ------
                                            ------

    The Company and certain of its subsidiaries have employment contracts with various officers with remaining terms of less than one year at amounts approximating their current levels of compensation. The Company's remaining aggregate commitment at February 28, 1995 under such contracts is approximately $1,485,000.

    The Company and its subsidiaries are contingently liable with respect to various matters, including litigation in the ordinary course of business and otherwise. Some of the pleadings in the various litigation matters contain prayers for material awards, including claims arising after the Filing Date from the determination by the Court (or agreement by parties in interest) to allow claims for certain contingencies and other disputed amounts. Based upon management's review of the underlying facts and circumstances and consultation with counsel, management believes such matters will not result in the allowance by the Court of significant additional liabilities which would have a material adverse effect upon the consolidated financial position or results of operations of the Company, with the possible exception of the matter described below.

    As previously disclosed in the Registrant's Annual Reports on Form 10-K on October 12, 1990, the plaintiff, Hemdale Film Corporation ("Hemdale") filed an action against the Company in the Superior Court for Los Angeles alleging various breaches of the agreements between Hemdale and the Company for distribution of the motion pictures "PLATOON", "HOOSIERS" and "THE TERMINATOR". Plaintiff produced these pictures which the Company released. The complaint seeks an accounting and damages purportedly in excess of $30,000,000 and is based on the allegation that the Company paid Hemdale less than it was due under the agreements, used improper accounting practices, refused to permit Hemdale's representatives to conduct appropriate examinations of the Company's books and records and provided Hemdale with allegedly inaccurate and inadequate settlement statements. On December 10, 1990, the Company filed its answer, denying the material allegations of the complaint, asserting that its accounting practices were accurate in all respects. Hemdale has filed a proof of claim substantially based on the allegations in its complaint. The Company has objected to Hemdale's claim and the estimation hearing has been adjourned in the Bankruptcy Court until May 22, 1995. Therefore, no assurance can be given at this time concerning the ultimate outcome of the Hemdale litigation or the effect thereof, if adverse to the Company. As a result of the Company's chapter 11 filings, it is expected that this case will be tried before the Court.

                           ORION PICTURES CORPORATION

11. MERGER AGREEMENT

    On April 12, 1995, the Company entered into a Merger Agreement (the "Merger Agreement") with The Actava Group Inc. ("Actava"), MCEG Sterling Incorporated ("Sterling") and Metromedia International Telecommunications ("MITI"), an affiliate of Metromedia, which with an affiliate, beneficially owns a majority of the Company's common stock. The Merger Agreement provides that at the effective time of the mergers, each of the Company, Sterling and MITI will merge with and into Actava, with Actava, renamed "Metromedia International Group, Inc.," being the surviving corporation of the mergers. The Merger Agreement provides that each share of the Company's outstanding common stock will be converted as follows: (i) if the average of the last sale price for Actava's common stock on the NYSE for the 20 consecutive trading days ending on the business day immediately preceding the Effective Time of the mergers (the "Average Closing Price") is greater than or equal to $10.50, each share of the Company's outstanding common stock will be converted into a number of shares of Actava common stock equal to a fraction, the numerator of which is 11,428,572 and the denominator of which is the number of shares of the Company's common stock outstanding on the business day immediately preceding the Effective Time of the mergers or (ii) if the Average Closing Price is less than $10.50, each share of the Company's outstanding common stock will be converted into a number of shares of Actava's common stock which can be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of the Company's common stock outstanding on the business day immediately preceding the Effective Time of the mergers:

                                   120,000,000
                     "Y" =    ---------------------
                              Average Closing Price

    Assuming that the effective time of the mergers was April 12, 1995, the Company's stockholders would have exchanged each share of the Company's common stock for .6103 shares of Actava common stock and collectively the Company's stockholders would have been entitled to receive approximately 30.3% of the surviving corporation's common stock. The Actava common stock to be issued to the Company's, Sterling's and MITI's stockholders in connection with the mergers will be identical to the shares of Actava common stock currently outstanding. Immediately following the mergers, Metromedia and certain of its affiliates will exchange their shares of Actava common stock received in the mergers and may convert certain non-recourse amounts owed by the Company and its subsidiaries and MITI and its subsidiary to affiliates of Metromedia for shares of Class A common stock of the surviving corporation. The shares of Class A common stock will be entitled to three votes per share on all matters voted upon by the surviving corporation's stockholders (other than the election of directors) and will vote as a separate class to elect 6 of the 10 members of the surviving corporation's board of directors. It is currently anticipated that Metromedia and its affiliates would control in excess of 50% of the voting power of the surviving entity as a result of the stock exchanges described above.

    Metromedia International Group, Inc. will be managed by a three person Office of the Chairman consisting of John W. Kluge, the Company's current Chairman of the Board as Chairman, Stuart Subotnick, the Company's current Vice Chairman and John D. Phillips, President and Chief Executive Officer of Actava, as President and Chief Executive Officer of the surviving corporation.

    On March 2, 1995, the Company's Board of Directors formed a special committee (the "Special Committee") to consider the terms of the Merger Agreement and make a recommendation to the full Board of Directors of the Company regarding the Merger Agreement. The Special Committee was formed because the Company's Board of Directors is composed of a majority of persons who are affiliated with Metromedia and because of the Board of Director's view that in light of the share

                           ORION PICTURES CORPORATION

11. MERGER AGREEMENT--(CONTINUED)

exchanges described above and the simultaneous merger of MITI into Actava, the members of the Board of Directors affiliated with Metromedia could be viewed as having an interest in the transactions contemplated by the Merger Agreement in addition to the interests of the Company's stockholders. The members of the Special Committee are Michael I. Sovern, Joel R. Packer and Raymond L. Steele, each of whom the Company considers an independent director. The Special Committee was also authorized and did engage the services of an independent law firm and an independent investment banking firm to offer advice and in the case of the investment banking firm, to render a fairness opinion to the Special Committee. The Special Committee expects to make its recommendation as to the Merger Agreement to the full Board of Directors shortly and the full Board of Directors intends to meet to consider the Merger Agreement promptly after receiving the Special Committee's recommendation. The approval of the Merger Agreement by the Company's full Board of Directors on or prior to June 30, 1995 is a condition to the consummation of the mergers contemplated by the Merger Agreement.

    The closing of each merger contemplated by the Merger Agreement is also contingent upon the closing of the other mergers contemplated by the Merger Agreement. In addition, the consummation of the mergers contemplated by the Merger Agreement is subject, among other things, to approval by the Boards of Directors and shareholders of the Company and the stockholders of Actava, Sterling and MITI, the receipt of all required consents, the successful refinancing of the currently outstanding amounts owed to the Company's senior secured creditors (the Banks and Sony), and holders of Plan Debt, to the Average Closing Price not being less than $8.25, that no material adverse change in the business, assets, prospects, condition or results of operations of the Company, Actava, MITI or Sterling shall have occurred since the date of the Merger Agreement, that the shares of Actava's common stock currently outstanding and to be issued to the stockholders of the Company, MITI and Sterling pursuant to the Mergers shall have been accepted for listing on the New York Stock Exchange, the American Stock Exchange or accepted for quotation on NASDAQ/NMS, the successful completion by Actava and its due diligence of MITI, the receipt of certain fairness opinions with respect to the mergers, and the receipt of all required regulatory approvals, including approval with respect to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. There can be no assurance that this proposed refinancing or the mergers contemplated by the Merger Agreement will be consummated.

    Metromedia and its affiliates will control Metromedia International Group, Inc. after the Mergers. Accordingly, the merger of the Company with and into Actava and the merger of Sterling with and into Actava will be accounted for as a reverse acquisition of Actava and a purchase of Sterling under the purchase method of accounting. The common control merger of the Company and MITI will be accounted for on a basis similar to a pooling of interests. For accounting purposes, the Company will be deemed the surviving corporation of each of the mergers.

    The Company has been named a defendant in two separate shareholder lawsuits which are attempting to enjoin the mergers contemplated by the Merger Agreement.

12. LIQUIDITY

    As described in Note 6 the Company has significant obligations under the Plan. To the extent that the Company generates Net Cash Flow, the Company is required to make principal payments with respect to the Banks and Sony and to its holders of its Talent Notes, Creditor Notes and 10% Subordinated Debentures (the "Plan Debt") at least quarterly out of Net Cash Flow. Net Cash Flow as defined in the Plan generally provides for the payment of operating costs as incurred. Because

                           ORION PICTURES CORPORATION

12. LIQUIDITY--(CONTINUED)

distributions are dependent upon the Company's ability to generate Net Cash Flow and are determined for specified periods in accordance with the Plan, no assurance can be made as to the amount, if any, of each future distribution. See
Note 6 for a schedule of the Company's Net Cash Flow payments since the Effective Date.

    The poor performance of the Company's pictures released after the Effective Date and the reduction pursuant to the Showtime Settlement from the contractual amounts which otherwise would be payable by Showtime under the Showtime Agreement, have had an adverse effect on the liquidity of the Company. As described in Note 6, such events had an adverse effect on the Company's ability to meet its obligations under the Third Restated Credit Agreement and to Sony discussed below in the fiscal year ended February 28, 1995 ("fiscal 1995") and could have an adverse effect on the Company's ability to meet the other Plan obligations discussed below in the fiscal year ended February 29, 1996 ("fiscal 1996").

    As described in Note 6, the Company was obligated to make certain principal payments to its bank lenders under the terms of the Third Restated Credit Agreement and to Sony pursuant to the Sony Obligation in October and November 1994, respectively, and is obligated to make additional principal payments in October and November 1995, respectively. The Company did not generate sufficient Net Cash Flow to make the scheduled payments to the Banks and Sony in October and November 1994, respectively, and accordingly, the Guarantors under the Bank Guarantee made certain payments to such parties. In addition, the Company does not currently believe it will generate sufficient Net Cash Flow to make the scheduled final maturity payments to the Banks and Sony, in October and November 1995, respectively. The payments made by the Guarantor in October and November 1994 and any such additional payments made by the Guarantors under the Bank Guarantee on behalf of the Company to the Bank and/or to Sony result in such Guarantors becoming subrogated to the Banks' and Sony's portion of the Company's Net Cash Flow following payment in full of the Company's obligations to the Banks and Sony. The Company is obligated to reimburse the amounts paid by the Guarantors under the Bank Guarantee on the Company's behalf, plus interest, out of the portion of the Company's Net Cash Flow previously allocable to the Banks and Sony until such Guarantors are reimbursed in full.

    In addition, as described in Note 6, the Indentures pursuant to which the Talent Notes and Creditor Notes were issued (the "Indentures") provide that an event of default ("Event of Default") will occur under such Indentures if the aggregate amount of Net Cash Flow paid by the Company to the holders of Talent Notes, Creditor Notes and 10% Subordinated Debentures (the "Plan Debt") does not exceed the mandatory minimum amounts (the "Mandatory Minimums") specified in the Indentures. The Indentures also provide, however, that the Mandatory Minimums will be reduced by certain net amounts due under the Showtime Agreement which are not received by the Company because of the Showtime Settlement.

    Although the Indentures provide that the Company must make payments to the holders of the Plan Debt in the amounts specified in the Indentures (less the reduction for the Showtime Settlement discussed above) for each fiscal quarter through the fiscal year ended February 28, 1999, the Indentures only set forth a single Mandatory Minimum threshold for each such fiscal year, rather than separate quarterly thresholds for each fiscal quarter. Accordingly, a literal reading of the Indentures would mean that by the end of each of the Company's four fiscal quarters in each fiscal year beginning with the fiscal quarter ended May 31, 1995, the Company would have had to pay to the holders of the Plan Debt the same Mandatory Minimum amount. The Company believes that the language set forth in the Indentures does not reflect the agreement between the Company and its principal creditors who

                           ORION PICTURES CORPORATION

12. LIQUIDITY--(CONTINUED)

negotiated and agreed upon the provisions based upon the Company's review of the agreement in principle agreed to by such parties. The Company believes that the Mandatory Minimums specified in the Indentures were intended to be the required Mandatory Minimum thresholds for only the last fiscal quarter of each fiscal year beginning with the fiscal year ended February 29, 1996 and that lower quarterly Mandatory Minimum amounts should have been calculated and set forth in the Indentures for each fiscal quarter of each fiscal year beginning with the quarter ended May 31, 1995. Notwithstanding the literal language of the Indentures, it is the Company's intention to follow what it believes to be the intention of the agreeing parties.

    Utilizing the Mandatory Minimums contained in the Indentures rather than the interpretation the Company believes reflects the agreement of the parties, the Company currently anticipates that it would not generate sufficient Net Cash Flow to satisfy the Mandatory Minimum threshold under the Indentures beginning with the quarter ended May 31, 1995 and that accordingly, an Event of Default would occur under each such Indenture on such date. Upon the occurrence and continuation of an Event of Default, the Trustee under each of the Indentures or 40% in aggregate principal amount of either the Talent Notes or the Creditor Notes could cause an immediate acceleration of the entire principal amount of such Notes. Should such acceleration under the Indentures occur, the Company, absent other financing arrangements, may be forced to seek protection under chapter 11 of the United States Bankruptcy Code. Notwithstanding the literal language of the Indentures, the Company believes, however, that no such Event of Default should occur because the language set forth in the Indentures does not reflect the intention of the Company and the representatives of the Plan Debt who negotiated such provisions and accordingly that no acceleration of the Notes should occur on such quarterly date. Utilizing the Company's view that the agreement of the parties is not reflected in the language of the Indentures and that the Indentures should be reformed to set forth quarterly Mandatory Minimum thresholds for each fiscal quarter, the Company nevertheless currently believes that it will not generate sufficient Net Cash Flow to satisfy such reformed quarterly Mandatory Minimums at the quarter ended August 31, 1995. In order to meet the Company's anticipated shortfall, the Company must obtain a waiver, refinance its existing Plan Debt, or obtain additional sources of financing including those described below. If the Company cannot satisfy the Mandatory Minimum thresholds at the quarter ended August 31, 1995, on such date an Event of Default would occur under the Indentures, which in turn could cause an acceleration of such Notes as described above. Should such acceleration under the Indentures occur, the Company, absent other financing arrangements, may be forced to seek protection under chapter 11 of the United States Bankruptcy Code. As more fully described in Note 11, the Company has entered into the Merger Agreement to combine the Company with Actava, Sterling and MITI. A condition to consummation of the mergers is the refinancing of all the Company's Plan Debt and its remaining obligations to the Banks and to Sony, so as to ease the cash flow burden on the surviving company of the mergers and avoid an Event of Default and possible acceleration of the Notes pursuant to the Indentures. There can be no assurance that this proposed refinancing or the mergers contemplated by the Merger Agreement will be consummated.

    As previously discussed herein, the Company anticipates net losses for financial reporting purposes for fiscal 1996, as well as insufficient liquidity to meet its obligations in fiscal 1996 as described above.

    The Company continues to exploit its existing library of product in order to generate Net Cash Flow. The Company is also actively pursuing a number of steps aimed at improving its operating results to date and increasing its Net Cash Flow by acquiring or producing new product on a nonrecourse basis as permitted under the Plan. Since the Effective Date, the Company has been able to acquire some new

                           ORION PICTURES CORPORATION

12. LIQUIDITY--(CONTINUED)

product with nonrecourse financing. In order to further exploit its existing distribution apparatus, the Company will continue to actively seek to attract the requisite nonrecourse financing to fund the acquisition and distribution costs of new theatrical and home video product, which would be distributed by the Company through its distribution system. In addition, the Company will pursue additional nonrecourse financing for the production of new product, which the Company is also permitted to engage in under the Plan on a nonrecourse basis or through certain unrestricted subsidiaries. If the Company is successful in obtaining nonrecourse financing as described above, the contribution to the Company's liquidity will generally be in the form of a distribution fee. In addition to the mergers described above, the Company continues to consider its alternatives in connection with the anticipated payment shortfall to the holders of the Plan Debt including other restructuring or refinancing of such Plan Debt. Despite these intentions, there can be no assurance that any transaction, restructuring or refinancing will be consummated or that the Company will be able to generate sufficient Net Cash Flow to avoid an Event of Default under its Indentures in fiscal 1996.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Selected financial information for the quarterly periods in fiscal 1995 and 1994 is presented below (in thousands, except per-share amounts):

                                                      FIRST QUARTER             SECOND QUARTER
                                                     OF FISCAL YEAR             OF FISCAL YEAR
                                                 -----------------------    -----------------------
                                                   1995          1994         1995          1994
                                                 ---------     ---------    ---------     ---------
Revenues......................................   $  83,757(b)  $  39,591    $  29,487     $  30,632
Gross profit (loss)...........................   $   1,666     $  (1,803)   $  (3,357)(c) $ (15,916)(a)
Selling, general and administrative
  expenses....................................   $   6,049     $   5,188    $   5,134     $   5,367
Interest expense, net.........................   $   7,155     $   8,336    $   7,266     $   8,231
Chapter 11 reorganization items...............   $     266     $     822    $     123     $     391
Loss before provision for income taxes........   $ (11,804)    $ (16,149)   $ (15,880)    $ (29,905)
Net income (loss).............................   $ (12,104)    $ (16,849)   $ (16,280)    $ (30,205)
                                                 ---------     ---------    ---------     ---------
Loss per common share:
 Primary:
   Before extraordinary gains.................   $    (.61)    $    (.84)   $    (.81)    $   (1.51)
   Net income (loss)..........................   $    (.61)    $    (.84)   $    (.81)    $   (1.51)
                                                 ---------     ---------    ---------     ---------
                                                 ---------     ---------    ---------     ---------

                           ORION PICTURES CORPORATION

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)--(CONTINUED)

                                                      THIRD QUARTER             FOURTH QUARTER
                                                     OF FISCAL YEAR             OF FISCAL YEAR
                                                 -----------------------    -----------------------
                                                   1995          1994         1995          1994
                                                 ---------     ---------    ---------     ---------
Revenues......................................   $  44,265     $  70,729    $  33,735     $  34,710
Gross profit (loss)...........................   $   7,574     $   8,409    $  (2,116)(e) $ (58,058)(d)
Selling, general and administrative
  expenses....................................   $   5,480     $   5,250    $   5,382     $   5,834
Interest expense, net.........................   $   6,604     $   8,107    $   8,057     $   7,622
Chapter 11 reorganization items (Note 3)......   $     135     $     193    $   1,086     $     387
Loss before provision for income taxes........   $  (4,645)    $  (5,141)   $ (16,641)    $ (71,901)
Net income (loss).............................   $  (4,845)    $  (5,441)   $ (17,041)    $ (72,701)
                                                 ---------     ---------    ---------     ---------
Income (loss) per common share:
 Primary:
   Before extraordinary gains.................   $    (.24)    $    (.27)   $    (.85)    $   (3.64)
   Net income (loss)..........................   $    (.24)    $    (.27)   $    (.85)    $   (3.64)
                                                 ---------     ---------    ---------     ---------
                                                 ---------     ---------    ---------     ---------

------------

 (a)  Gross profit (loss) for the second quarter of fiscal 1994 includes an aggregate of
      $6,900,000 of writedowns to estimated net realizable value of theatrical product unreleased at that time and $5,100,000 of writedowns due to disappointing domestic home video sales results.

 (b)  As more fully described in "Management's Discussion and Analysis of Financial Condition
      and Results of Operations" significant revenues ($40,000,000) were recognized in conjunction with the Showtime Settlement in the first quarter of fiscal 1995.

 (c)  Gross profit (loss) for the second quarter of fiscal 1995 includes writedowns to estimated net realizable value of an aggregate of $2,600,000 of writedowns of theatrical product unreleased at that time and $5,300,000 of writedowns to previously released product.

 (d)  As is more fully described in "Management's Discussion and Analysis of Financial
      Condition and Results of Operations", gross profit for the fourth quarter of fiscal
      1994 was impacted by writedowns to estimated net realizable value on certain product and by reductions in gross profit rates on certain other product due in part to adjustments made to the Company's estimates of the future revenue-generating potential of that product during that quarter including the impact of the Showtime Settlement.
      Gross profit for the fourth quarter of fiscal 1994 was also impacted by a $27,000,000 additional writedown to estimated net realizable value of theatrical product released in that quarter and all unreleased titles at that time.

 (e)  Gross profit for the fourth quarter of fiscal 1995 includes $8,100,000 of writedowns to previously released product.

                           ORION PICTURES CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                 MAY 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------    --------
Revenues................................................................   $42,232    $ 83,757
Cost of rentals.........................................................    38,901      82,091
                                                                           -------    --------
Gross profit (loss).....................................................     3,331       1,666
Other costs and expenses:
  Selling, general and administrative...................................     5,965       6,315
  Interest, net.........................................................     6,927       7,155
                                                                           -------    --------
Loss before provision for income taxes..................................    (9,561)    (11,804)
Provision for income taxes..............................................       200         300
                                                                           -------    --------
Net loss................................................................   $(9,761)   $(12,104)
                                                                           -------    --------
                                                                           -------    --------
Loss per common share:..................................................   $  (.49)   $   (.61)
                                                                           -------    --------
                                                                           -------    --------
Average shares outstanding..............................................    20,000      20,000
                                                                           -------    --------
                                                                           -------    --------

     See accompanying Notes to Condensed Consolidated Financial Statements

                           ORION PICTURES CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                        MAY 31,     FEBRUARY 28,
                                                                          1995          1995
                                                                        --------    ------------
                               ASSETS:
Cash and cash equivalents............................................   $ 14,188      $ 26,190
Accounts receivable, net.............................................     69,630        59,710
Film inventories.....................................................    223,975       249,674
Other assets.........................................................     15,491        16,014
                                                                        --------    ------------
                                                                        $323,284      $351,588
                                                                        --------    ------------
                                                                        --------    ------------
                LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable.....................................................   $  1,824      $  1,107
Accrued expenses.....................................................     30,788        32,455
Participations and residuals.........................................     44,893        45,927
Notes and subordinated debt (including $19,929 and $19,544 due to
majority shareholder, respectively)..................................    198,150       212,079
Deferred revenues....................................................     65,857        68,487
Shareholders' equity:
  Common stock.......................................................      5,000         5,000
  Paid-in surplus....................................................    265,811       265,811
  Accumulated deficit................................................   (289,039)     (279,278)
                                                                        --------    ------------
  Total shareholders' equity.........................................    (18,228)       (8,467)
                                                                        --------    ------------
                                                                        $323,284      $351,588
                                                                        --------    ------------
                                                                        --------    ------------

     See accompanying Notes to Condensed Consolidated Financial Statements

                           ORION PICTURES CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                MAY 31,
                                                                          --------------------
                                                                            1995        1994
                                                                          --------    --------
Operations:
  Net loss.............................................................   $ (9,761)   $(12,104)
  Adjustments to reconcile net loss to cash provided by operations:
    Amortization of film costs.........................................     26,828      66,637
    Increase in accounts receivable....................................     (9,920)     (8,282)
    Decrease in accounts payable and accrued expenses..................       (203)     (4,972)
    Accrual of participations and residuals............................      5,693      10,631
    Payments of participations and residuals...........................     (6,728)    (10,176)
    Decrease in deferred revenues......................................     (2,630)    (17,179)
    Other, net.........................................................      3,700       4,490
                                                                          --------    --------
  Cash provided by operations..........................................      6,979      29,045
Investment activities:
  Investment in film inventories.......................................     (1,129)    (13,292)
  Other................................................................       (331)      1,001
                                                                          --------    --------
    Cash used in investment activities.................................     (1,460)    (12,291)
Financing activities:
  Payments on notes and subordinated debt..............................    (17,521)    (24,329)
                                                                          --------    --------
    Cash used in financing activities..................................    (17,521)    (24,329)
Net decrease in cash...................................................    (12,002)     (7,575)
Cash and cash equivalents at beginning of period.......................     26,190      37,114
                                                                          --------    --------
Cash and cash equivalents at end of period.............................   $ 14,188    $ 29,539
                                                                          --------    --------
                                                                          --------    --------

     See accompanying Notes to Condensed Consolidated Financial Statements

                           ORION PICTURES CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. INTRODUCTION

THE ACCOMPANYING INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF ORION PICTURES CORPORATION AND ITS SUBSIDIARIES (THE "COMPANY") HAVE BEEN PREPARED WITHOUT AUDIT PURSUANT TO THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. CERTAIN INFORMATION AND FOOTNOTE DISCLOSURES NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES HAVE BEEN CONDENSED OR OMITTED PURSUANT TO SUCH RULES AND REGULATIONS, ALTHOUGH THE COMPANY BELIEVES THAT THE DISCLOSURES MADE ARE ADEQUATE TO MAKE THE INFORMATION PRESENTED NOT MISLEADING. THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED FOOTNOTES INCLUDED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS AMENDED, FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1995 (THE "1995 FORM 10-K"). IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS, CONSISTING ONLY OF NORMAL RECURRING ADJUSTMENTS NECESSARY TO PRESENT FAIRLY THE FINANCIAL POSITION OF THE COMPANY AS OF MAY 31, 1995, THE RESULTS OF ITS OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 1995 AND 1994 AND ITS CASH FLOWS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 1995 AND 1994 HAVE BEEN INCLUDED. THE RESULTS OF OPERATIONS FOR INTERIM PERIODS ARE NOT NECESSARILY INDICATIVE OF THE RESULTS WHICH MAY BE REALIZED FOR THE FULL YEAR.

    The Company's Modified Third Amended Joint Consolidated Plan of Reorganization was confirmed by the United States Bankruptcy Court for the Southern District of New York pursuant to an order issued on October 20, 1992, and became effective on November 5, 1992. The condensed consolidated financial statements and other disclosures contained herein should be read in light of such effectiveness. In particular, as described in "Liquidity and Capital Resources", selling, general and administrative costs and interest expense currently exceed and in future periods are likely to exceed gross profit recognized in each period, which results in the reporting of net losses for financial reporting purposes.

2. BASIS OF PRESENTATION

    On December 11 and 12, 1991 (the "Filing Date"), the Company and substantially all of its subsidiaries filed petitions for relief under chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court"). The Company filed its "Debtors' Joint Consolidated Plan of Reorganization" (the "Plan") with the Court on July 13, 1992 (as amended on July 24, 1992, August 7, 1992, September 3, 1992 and October 20, 1992) and the related "Disclosure Statement for Debtors' Joint Consolidated Plan of Reorganization" with the Court on July 21, 1992 (as amended on July 24, 1992, August 7, 1992 and September 3,
1992). On October 20, 1992 (the "Confirmation Date"), the Court confirmed the Plan which became effective on November 5, 1992 (the "Effective Date"). The Plan and the Company's reorganization activities are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Certain claims have arisen after the Filing Date from rejection of executory contracts and leases, and from the determination by the Court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts (Note 8).

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

3. FILM INVENTORIES

THE FOLLOWING IS AN ANALYSIS OF FILM INVENTORIES (IN THOUSANDS):

                                                                        MAY 31,     FEBRUARY 28,
                                                                          1995          1995
                                                                        --------    ------------
Theatrical films: Released...........................................   $215,155      $240,330
Television programs: Released........................................      8,820         9,344
                                                                        --------    ------------
                                                                        $223,975      $249,674
                                                                        --------    ------------
                                                                        --------    ------------

    The Company has made substantial writeoffs to its released and unreleased product. As a result, approximately two-thirds of the film inventories shown above at May 31, 1995 are stated at estimated net realizable value and will not result in the recording of gross profit upon the recognition of related revenues in future periods.

    Since the date of the Company's quasi-reorganization (February 28, 1982), when the Company's inventories were restated to reflect their then current market value, the Company has amortized 93% of the gross cost of its film inventories, including those produced subsequent to the quasi-reorganization. Approximately 97% of such gross film inventory costs will have been amortized by May 31, 1998. As of May 31, 1995, approximately 60% of the unamortized balance of film inventories will be amortized within the next three-year period based upon the Company's revenue estimates at that date.

4. NOTES AND SUBORDINATED DEBT

    Notes and subordinated debt is comprised of the following (in thousands):

                                                                        MAY 31,     FEBRUARY 28,
                                                                          1995          1995
                                                                        --------    ------------
Notes payable to banks pursuant to the Third Amended and Restated
  Credit Agreement ("Third Restated Credit Agreement")...............   $ 46,465      $ 58,619
Obligation to Metromedia under Reimbursement Agreement...............     19,929        19,544
Talent Notes due 1999, net of unamortized discounts of $8,333 and
  $8,488.............................................................     25,417        26,057
Creditor Notes due 1999, net of unamortized discounts of $20,105 and
  $21,745............................................................     42,270        40,630
Non-interest bearing payment obligation to Sony, net of unamortized
  discounts of $984 and $1,191.......................................     12,505        16,756
Other guarantees and contracts payable, net of unamortized discounts
  of $2,774 and $2,943...............................................      8,179         8,124
                                                                        --------    ------------
Total notes payable..................................................   $154,765      $169,730
                                                                        --------    ------------
                                                                        --------    ------------
10% Subordinated Debentures due 2001, net of unamortized discounts of
  $7,422 and $8,097..................................................     43,385        42,349
                                                                        --------    ------------
Total notes and subordinated debt....................................   $198,150      $212,079
                                                                        --------    ------------
                                                                        --------    ------------

    Approximately $190,826,000 was outstanding under the Company's Third Restated Credit Agreement on the Effective Date of the Plan. Such amount has been reduced through repayments by the Company and its majority shareholder as described below, to approximately $42,074,000 at June 30, 1995 which amount matures in full on October 20, 1995.

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

4. NOTES AND SUBORDINATED DEBT--(CONTINUED)

    Notwithstanding the above maturity date, and to the extent that the Company generates positive Net Cash Flow (as defined in the Third Restated Credit Agreement) ("Net Cash Flow") for the immediately preceding period, the Company is required to make principal payments of amounts outstanding under the Third Restated Credit Agreement at least quarterly during the period from the Effective Date to October 20, 1995, in amounts approximating 62% of the Company's Net Cash Flow. In addition, in connection with consummation of the Plan, Metromedia Company ("Metromedia"), the Company's majority shareholder, and an affiliate of Metromedia guaranteed the payment of substantially all of the Company's payment obligations under the Third Restated Credit Agreement pursuant to a bank guarantee (the "Bank Guarantee"). On October 20, 1994 the Guarantors made a payment of $14,041,000 to the Banks under the Bank Guarantee as the Company had not generated sufficient Net Cash Flow to such date to make the required principal payments to the Banks. Pursuant to a reimbursement agreement between the Company and Metromedia (the "Reimbursement Agreement") entered into in connection with the consummation of the Plan, upon payments by the guarantors under the Bank Guarantee they become subrogated to the rights of the banks and, the Company has agreed to reimburse Metromedia for all such payments made under the Bank Guarantee or as cure payment to Sony (as described below) plus interest on all such guaranteed payments made by Metromedia at the rate of LIBOR plus 1.75% out of the portion of Net Cash Flow allocated to the Banks (62%) and Sony (23%) following payment in full of the Banks (on October 20, 1995) and Sony (on November 5, 1995). In accordance with the terms of the Reimbursement Agreement approximately $385,000 and $344,000, respectively, of interest due April 21, 1995 and January 21, 1995, related to amounts owed to Metromedia, was accrued and compounded, thereby increasing the principal amount due.

    In accordance with the terms of the Plan, the Company had a $70,000,000 non-interest bearing payment obligation to Sony at the Effective Date. The obligation to Sony is payable pari passu with amounts payable under the Third Restated Credit Agreement described above and is backed by a letter of credit issued pursuant to the Third Restated Credit Agreement. Such amount has been reduced through repayments to approximately $11,878,000 at June 30, 1995 which amount matures on November 5, 1995.

    Notwithstanding the above maturity schedule and to the extent that the Company generates positive Net Cash Flow for the immediately preceding period, the Company is required to make principal payments of amounts outstanding for the obligation to Sony at least quarterly during the period from the Effective Date to November 5, 1995 in an amount approximating 23% of the Company's Net Cash Flow. To the extent the Company fails to repay such amounts on a timely basis, Sony may draw under the letter of credit issued in its favor after giving notice and an opportunity to cure to the Guarantors under the Bank Guarantee. In the event Sony does draw under the letter of credit issued in its favor, such amount would become an obligation of the Company under the Third Restated Credit Agreement and guaranteed pursuant to the Bank Guarantee. In order to cure a shortfall by the Company in its payments to Sony which would have entitled Sony to draw under the letter of credit issued in its favor, on November 5, 1994, the Guarantors under the Bank Guarantee made a payment of $5,159,000 to Sony. Such amount plus interest on such amount at the rate of LIBOR plus 1.75% is reimbursable to Metromedia in accordance with the terms of the Reimbursement Agreement described above.

    In accordance with the provisions of the Plan and the agreements entered into in connection with the Plan, the Company must make certain cumulative minimum aggregate Net Cash Flow payments

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

4. NOTES AND SUBORDINATED DEBT--(CONTINUED)

("Mandatory Minimum") to the holders of the Talent Notes, the Creditors Notes and the 10% Subordinated Debentures (the "Plan Debt") in payment of their respective principal and interest. As is more fully described in the 1995 Form 10-K, the Indentures pursuant to which the Talent Notes and the Creditor Notes were issued (the "Indentures") provide for only a single Mandatory Minimum threshold that must be received by the holders of the Plan Debt in payment of their respective principal and interest for each fiscal quarter through the fiscal year ended February 28, 1999, rather than separate quarterly thresholds for each fiscal quarter. The Company believes the language set forth in the Indentures does not reflect the agreement between the Company and its principal creditors who negotiated and agreed upon the provisions based upon the Company's review of the agreement in principle agreed to by such parties. Notwithstanding the literal language of the Indentures, it is the Company's intention to follow what it believes is the intention of the agreeing parties. Therefore, the following summarizes both the anticipated Mandatory Minimum amounts contained in the Indentures and the interpretation of the Company ("Interpretation"). Under the terms of the Indentures, these Mandatory Minimum amounts are to be reduced by 15% of the portion of amounts due under the Showtime agreement to the extent that the amounts are not received by the Company ("Showtime Shortfall") until such time as the Banks and/or Sony and, if applicable, the guarantor under the Bank Guarantee are paid in full. Thereafter, the Mandatory Minimums will be reduced by 100% of the Showtime Shortfall.

    As more fully discussed in Note 10 below, utilizing the literal language set forth in the Indentures instead of the Company's Interpretation, the Company did not generate enough Net Cash Flow through the fiscal quarter ended May 31, 1995, to satisfy the Mandatory Minimums. Accordingly, as also more fully described in
Note 10, it is possible that the Trustee under the Indenture or the Holders of Talent Notes or Creditor Notes could assert that an Event of Default should have occurred under each such Indenture at May 31, 1995.

PER INDENTURES

                                                       ESTIMATED ADJUSTED CUMULATIVE MINIMUM
                                                                      AMOUNTS
                FISCAL YEAR ENDED                   --------------------------------------------
                 FEBRUARY 28(29)                      MAY        AUGUST     NOVEMBER    FEBRUARY
-------------------------------------------------   --------    --------    --------    --------
                                                                   (IN THOUSANDS)
    1996.........................................   $ 61,948    $ 61,948    $ 61,948    $ 61,948
    1997.........................................   $ 97,802    $ 97,802    $ 97,802    $ 97,802
    1998.........................................   $161,140    $161,140    $161,140    $161,140
    1999.........................................   $204,741    $204,741    $204,741    $204,741

PER INTERPRETATION

                                                       ESTIMATED ADJUSTED CUMULATIVE MINIMUM
                                                                      AMOUNTS
                FISCAL YEAR ENDED                   --------------------------------------------
                 FEBRUARY 28(29)                      MAY        AUGUST     NOVEMBER    FEBRUARY
-------------------------------------------------   --------    --------    --------    --------
                                                                   (IN THOUSANDS)
    1996.........................................   $ 36,184    $ 44,772    $ 53,360    $ 61,948
    1997.........................................   $ 70,911    $ 79,874    $ 88,838    $ 97,802
    1998.........................................   $113,636    $129,470    $145,304    $161,140
    1999.........................................   $172,040    $182,940    $193,840    $204,741

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

4. NOTES AND SUBORDINATED DEBT--(CONTINUED)

    The Company has made eleven Net Cash Flow distributions in accordance with the Plan. The distributions were made in November 1992, March 1993, June 1993, December 1993, March 1994, June 1994, September 1994, October 1994, December 1994, March 1995, and June 1995, respectively. In accordance with the provisions of the Plan and the agreements entered into in connection with the Plan, a Net Cash Flow distribution was not made for the quarter ended August 31, 1993 because the Company did not generate Net Cash Flow. Because distributions of Net Cash Flow are dependent upon the Company's ability to generate Net Cash Flow and are determined for specified periods in accordance with the Plan and the agreements entered into in connection with the Plan, no assurance can be made as to the amount, if any, of each future distribution. The following table summarizes and describes the allocation of these distributions in accordance with the Plan (in thousands):

                                                  JUNE     MAR.     FISCAL    FISCAL     11/5/92
                                                  1995     1995      1995      1994     TO 2/28/93    TOTAL
                                                 ------   -------   -------   -------   ----------   --------
Third Restated Credit Agreement................  $4,391   $12,154   $50,202   $39,345    $ 28,619    $134,711
Metromedia Obligation..........................    --       --        --        --         --           --
Sony Obligation................................   1,611     4,458    18,413    17,984      10,497      52,963
Talent Notes (principal and interest)..........     600     1,661     6,861     5,733       3,910      18,765
Creditor Notes.................................    --       --          164     1,046       1,498       2,708
10% Subordinated Debentures due 2001...........    --       --        --        --            977         977
Interest on 10% Subordinated Debentures due
  2001.........................................     459     1,270     5,083     3,339         519      10,670
                                                 ------   -------   -------   -------   ----------   --------
                                                 $7,061   $19,543   $80,723   $67,447    $ 46,020    $220,794
                                                 ------   -------   -------   -------   ----------   --------
                                                 ------   -------   -------   -------   ----------   --------

    Pursuant to the Waiver and Consent dated as of June 30, 1993 under the Third Restated Credit Agreement, $2,600,000 of the portion of the June 1993 distribution payable pursuant to the Plan to the Company's banks was instead paid to Sony. In accordance with the terms of the Plan, all or part of the portion of Net Cash Flow which would otherwise be payable to holders of Creditor Notes for ten of the eleven distributions were used to satisfy, in whole or in part, the interest obligation on the 10% Subordinated Debentures. In addition, in accordance with the indenture for the 10% Subordinated Debentures, approximately $362,000, $525,000 and $898,000, respectively, of the interest due April 1, 1995, April 1, 1994 and October 1, 1993 related to the 10% Subordinated Debentures was paid by the issuance of additional debentures. Also, in accordance with the Talent Note indenture, all of the interest due for the three-month periods ended May 31, 1995, November 30, 1994, November 30, 1993 and August 31, 1993 on the Talent Notes was paid by the issuance of additional notes (approximately $212,000, $393,000, $410,000 and $405,000, respectively). The payments on the Sony Obligation have reduced the outstanding amount on the letter of credit supporting such obligation to $16,878,000 at June 30, 1995.

    All descriptions of securities above refer to securities issued and in certain cases, estimated amounts of such securities that are yet to be issued, because certain bankruptcy claims have not been resolved.

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

5. INCOME TAXES

    The provision for income taxes for the three months ended May 31, 1995 and 1994 consists of the following (in thousands):

                                                                THREE MONTHS
                                                                   ENDED
                                                                  MAY 31,
                                                                ------------
                                                                1995    1994
                                                                ----    ----
Federal......................................................   $--     $--
State and local..............................................    100     100
Foreign......................................................    100     200
                                                                ----    ----
                                                                $200    $300
                                                                ----    ----
                                                                ----    ----

    These provisions are based, in part, upon estimates of the Company's effective tax rate for the entire year. Only a portion of such provisions are offset by losses from operations, because of certain foreign and state taxes which cannot be mitigated by such losses. In addition, foreign taxes are provided for certain transactions in the period in which they occur.

6. LOSS PER COMMON SHARE

    Per-share amounts presented on the Company's condensed consolidated statements of operations are computed by dividing Net loss by the weighted average number of common shares outstanding during each period.

7. REVENUE INFORMATION

    The sources of the Company's revenues from operations by market for the three months ended May 31, 1995 and 1994 are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company derives significant revenues from the foreign distribution of its theatrical motion pictures and television programming. During the three months ended May 31, 1995 and 1994, the Company generated revenues of $11,028,000 and $15,421,000, respectively, from foreign distribution of such product.

8. CONTINGENT LIABILITIES

    The Company and its subsidiaries are contingently liable with respect to various matters, including litigation in the ordinary course of business and otherwise. Some of the pleadings in various litigation matters contain prayers for material awards including claims arising after the Filing Date from the determination by the Court (or agreement by parties in interest) to allow claims for certain contingencies and other disputed amounts. Based upon management's review of the underlying facts and circumstances and consultation with counsel, management believes such matters will not result in the allowance by the Court of significant additional liabilities which would have a material adverse effect upon the consolidated financial position or results of operations of the Company with the possible exception of the matter described below.

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

8. CONTINGENT LIABILITIES--(CONTINUED)

    As previously disclosed in the Registrant's Annual Reports on Form 10-K for the fiscal years ended February 28, 1995, February 28, 1994, and February 28, 1993 on October 12, 1990, Hemdale Film Corporation ("Hemdale") filed an action against the Company in the Superior Court for Los Angeles alleging various breaches of the agreements between Hemdale and the Company for distribution of the motion pictures "PLATOON", "HOOSIERS" and "THE TERMINATOR". The plaintiff produced these pictures which the Company released. The complaint seeks an accounting and damages purportedly in excess of $30,000,000 and is based on the allegation that the Company paid Hemdale less than it was due under the agreements, used improper accounting practices, refused to permit Hemdale's representatives to conduct appropriate examinations of the Company's books and records and provided Hemdale with allegedly inaccurate and inadequate settlement statements. On December 10, 1990, the Company filed its answer, denying the material allegations of the complaint, asserting that its accounting practices were accurate in all respects. Hemdale has filed a proof of claim substantially based on the allegations in its complaint. The Company has objected to Hemdale's claim and the estimation hearing on Hemdale's claim has been further adjourned in the Court until July 24, 1995. Therefore, no assurance can be given at this time concerning the ultimate outcome of the Hemdale litigation or the effect thereof, if adverse to the Company. As a result of the Company's chapter 11 filings, it is expected that this case will be tried before the Court.

9. MERGER AGREEMENT

    On April 12, 1995, the Company entered into a Merger Agreement (the "Merger Agreement") with The Actava Group Inc. ("Actava"), MCEG Sterling Incorporated ("Sterling") and Metromedia International Telecommunications ("MITI"), an affiliate of Metromedia, which with an affiliate, beneficially owns a majority of the Company's common stock. The Merger Agreement provides that at the effective time of the mergers, each of the Company, Sterling and MITI will merge with and into Actava, with Actava, renamed "Metromedia International Group, Inc.," being the surviving corporation of the mergers. The Merger Agreement provides that each share of the Company's outstanding common stock will be converted as follows: (i) if the average of the last sale price for Actava's common stock on the NYSE for the 20 consecutive trading days ending on the business day immediately preceding the Effective Time of the mergers (the "Average Closing Price") is greater than or equal to $10.50, each share of the Company's outstanding common stock will be converted into a number of shares of Actava common stock equal to a fraction, the numerator of which is 11,428,572 and the denominator of which is the number of shares of the Company's common stock outstanding on the business day immediately preceding the Effective Time of the mergers or (ii) if the Average Closing Price is less than $10.50, each share of the Company's outstanding common stock will be converted into a number of shares of Actava's common stock which can be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of the Company's common stock outstanding on the business day immediately preceding the Effective Time of the mergers:

                                 120,000,000
                    "Y" =    ---------------------
                             Average Closing Price

    Assuming that the effective time of the merger was July 12, 1995, the Company's stockholders would have exchanged each share of the Company's common stock for .5714 shares of Actava common stock and collectively the Company's stockholders would have been entitled to receive approximately

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

9. MERGER AGREEMENT--(CONTINUED)

31.1% of the surviving corporation's common stock. The Actava common stock to be issued to the Company's, Sterling's and MITI's stockholders in connection with the mergers will be identical to the shares of Actava common stock currently outstanding. Immediately following the mergers, Metromedia and certain of its affiliates will exchange their shares of Actava common stock received in the mergers and may convert certain nonrecourse amounts owed by the Company and its subsidiaries and by MITI and its subsidiary to affiliates of Metromedia for shares of Class A common stock of the surviving corporation. The shares of Class A common stock will be entitled to three votes per share on all matters voted upon by the surviving corporation's stockholders (other than the election of directors) and will vote as a separate class to elect 6 of the 10 members of the surviving corporation's board of directors. It is currently anticipated that Metromedia and its affiliates would control in excess of 50% of the voting power of the surviving entity as a result of the stock exchanges described above.

    Metromedia International Group, Inc. will be managed by a three person Office of the Chairman consisting of John W. Kluge, the Company's current Chairman of the Board as Chairman, Stuart Subotnick, the Company's current Vice Chairman as Vice Chairman, and John D. Phillips, President and Chief Executive Officer of Actava, as President and Chief Executive Officer of the surviving corporation.

    On March 2, 1995, the Company's Board of Directors formed a special committee (the "Special Committee") to consider the terms of the Merger Agreement and make a recommendation to the full Board of Directors of the Company regarding the Merger Agreement. The Special Committee was formed because the Company's Board of Directors is composed of a majority of persons who are affiliated with Metromedia and because of the Board of Director's view that in light of the share exchanges described above and the simultaneous merger of MITI into Actava, the members of the Board of Directors affiliated with Metromedia could be viewed as having an interest in the transactions contemplated by the Merger Agreement in addition to the interests of the Company stockholders. The members of the Special Committee are Michael I. Sovern, Joel R. Packer and Raymond L. Steele, each of whom the Company considers an independent director. The Special Committee was also authorized and did engage the services of an independent law firm and an independent investment banking firm to offer advice and in the case of the investment banking firm, to render a fairness opinion to the Special Committee. At a May 17, 1995 meeting of the Board of Directors, the Special Committee made its unanimous recommendation that the full Board of Directors approve the Merger Agreement and the full Board of Directors by unanimous vote approved the Merger Agreement on such date.

    The closing of each merger contemplated by the Merger Agreement is also contingent upon the closing of the other mergers contemplated by the Merger Agreement. In addition, the consummation of the mergers contemplated by the Merger Agreement is subject, among other things, to approval by the Boards of Directors and shareholders of the Company and the stockholders of Actava, Sterling and MITI, the receipt of all required consents, the successful refinancing of the currently outstanding amounts owed to the Company's senior secured creditors (the Banks and Sony), and holders of Plan Debt, to Actava's Average Closing Price not being less than $8.25, that no material adverse change in the business, assets, prospects, condition or results of operations of the Company, Actava, MITI or Sterling shall have occurred since the date of the Merger Agreement, that the shares of Actava's common stock currently outstanding and to be issued to the stockholders of the Company, MITI and Sterling pursuant to the Mergers shall have been accepted for listing on the New York Stock Exchange,

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

9. MERGER AGREEMENT--(CONTINUED)

the American Stock Exchange or accepted for quotation on NASDAQ/NMS, the successful completion by Actava and its due diligence review of MITI, the receipt of certain fairness opinions with respect to the mergers, and the receipt of all required regulatory approvals, including approval with respect to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. There can be no assurance that this proposed refinancing or the mergers contemplated by the Merger Agreement will be consummated.

    Metromedia and its affiliates will control Metromedia International Group, Inc. after the mergers. Accordingly, the merger of the Company with and into Actava and the merger of Sterling with and into Actava will be accounted for as a reverse acquisition of Actava and a purchase of Sterling under the purchase method of accounting. The common control merger of the Company and MITI will be accounted for on a basis similar to a pooling of interests. For accounting purposes, the Company will be deemed the surviving corporation of each of the mergers.

    As discussed below, the Company has been named a defendant in three separate shareholder lawsuits which are attempting to enjoin the mergers contemplated by the Merger Agreement.

10. LIQUIDITY

    As described in Note 4 the Company has significant obligations under the Plan. To the extent that the Company generates Net Cash Flow, the Company is required to make principal payments with respect to the Banks and Sony and to its holders of its Talent Notes, Creditor Notes and 10% Subordinated Debentures (the "Plan Debt") at least quarterly out of Net Cash Flow. Net Cash Flow as defined in the Plan generally provides for the payment of operating costs as incurred. Because distributions are dependent upon the Company's ability to generate Net Cash Flow and are determined for specified periods in accordance with the Plan, no assurance can be made as to the amount, if any, of each future distribution. See Note 4 for a schedule of the Company's Net Cash Flow payments since the Effective Date.

    The poor performance of the Company's pictures released after the Effective Date and the reduction pursuant to the Showtime Settlement from the contractual amounts which otherwise would be payable by Showtime under the Showtime Agreement, have had an adverse effect on the liquidity of the Company. As described in Note 4, such events had an adverse effect on the Company's ability to meet its obligations under the Third Restated Credit Agreement and to Sony, as discussed below, in the fiscal year ended February 28, 1995 ("fiscal 1995") and could have an adverse effect on the Company's ability to meet the other Plan obligations, as discussed below, in the fiscal year ended February 29, 1996 ("fiscal 1996").

    As described in Note 4, the Company was obligated to make certain principal payments to its Bank lenders under the terms of the Third Restated Credit Agreement and to Sony pursuant to the Sony Obligation in October and November 1994, respectively, and is obligated to make additional principal payments in October and November 1995, respectively. The Company did not generate sufficient Net Cash Flow to make the scheduled payments to the Banks and Sony in October and November 1994, respectively, and accordingly, the Guarantors under the Bank Guarantee made certain payments to such parties. In addition, the Company does not currently believe it will generate sufficient Net Cash Flow to make the scheduled final maturity payments to the Banks and Sony, in October and

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

10. LIQUIDITY--(CONTINUED)

November 1995, respectively. The payments made by the Guarantor in October and November 1994 and any such additional payments made by the Guarantors under the Bank Guarantee on behalf of the Company to the Bank and/or to Sony result in such Guarantors becoming subrogated to the Banks' and Sony's portion of the Company's Net Cash Flow following payment in full of the Company's obligations to the Banks and Sony. The Company is obligated to reimburse the amounts paid by the Guarantors under the Bank Guarantee on the Company's behalf, plus interest, out of the portion of the Company's Net Cash Flow previously allocable to the Banks and Sony until such Guarantors are reimbursed in full.

    In addition, as described in Note 4, the Indentures pursuant to which the Talent Notes and Creditor Notes were issued (the "Indentures") provide that an event of default ("Event of Default") will occur under such Indentures if the aggregate amount of Net Cash Flow paid by the Company to the holders of Talent Notes, Creditor Notes and 10% Subordinated Debentures (the "Plan Debt") does not exceed the mandatory minimum amounts (the "Mandatory Minimums") specified in the Indentures. The Indentures also provide, however, that the Mandatory Minimums will be reduced by certain net amounts due under the Showtime Agreement which are not received by the Company because of the Showtime Settlement.

    Although the Indentures provide that the Company must make payments to the holders of the Plan Debt in the amounts specified in the Indentures (less the reduction for the Showtime Settlement discussed above) for each fiscal quarter through the fiscal year ended February 28, 1999, the Indentures only set forth a single Mandatory Minimum threshold for each such fiscal year, rather than separate quarterly thresholds for each fiscal quarter. Accordingly, a literal reading of the Indentures would mean that by the end of each of the Company's four fiscal quarters in each fiscal year beginning with the fiscal quarter ended May 31, 1995, the Company would have had to pay to the holders of the Plan Debt the same Mandatory Minimum amount. The Company believes that the language set forth in the Indentures does not reflect the agreement between the Company and its principal creditors who negotiated and agreed upon the provisions based upon the Company's review of the agreement in principle agreed to by such parties. The Company believes that the Mandatory Minimums specified in the Indentures were intended to be the required Mandatory Minimum thresholds for only the last fiscal quarter of each fiscal year beginning with the fiscal year ended February 29, 1996 and that lower quarterly Mandatory Minimum amounts should have been calculated and set forth in the Indentures for each fiscal quarter of each fiscal year beginning with the quarter ended May 31, 1995. Notwithstanding the literal language of the Indentures, it is the Company's intention to follow what it believes to be the intention of the agreeing parties.

    Utilizing the Mandatory Minimums contained in the Indentures rather than the Interpretation, which the Company believes reflects the agreement of the parties, the Company did not generate sufficient Net Cash Flow to satisfy the Mandatory Minimum threshold specified in the Indentures for the quarter ended May 31, 1995. Accordingly, it is possible that the Trustee under the Indentures or the Holders of Talent Notes or Creditor Notes could assert that an Event of Default should have occurred under each such Indenture on such date. Upon the occurrence and continuation of an Event of Default, the Trustee under each of the Indentures or 40% in aggregate principal amount of either the Talent Notes or the Creditor Notes could cause an immediate acceleration of the entire principal amount of such Notes. To date the Company has not received any notification from such Trustee or the Holders of Talent Notes or Creditor Notes that an Event of Default has occurred under either Indentures and no such acceleration has occurred. Should such acceleration under the Indentures occur, the Company,

                           ORION PICTURES CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED)
                                  (UNAUDITED)

10. LIQUIDITY--(CONTINUED)

absent other financing arrangements, may be forced to seek protection under chapter 11 of the United States Bankruptcy Code. Notwithstanding the literal language of the Indentures, the Company believes, however, that no such Event of Default has occurred for the quarter ended May 31, 1995 because the language set forth in the Indentures does not reflect the intention of the Company and the representatives of the Plan Debt who negotiated such provisions and utilizing the Company's view that the agreement of the parties is not reflected in the language of the Indentures and that the Indentures should be reformed to set forth the quarterly Mandatory Minimum thresholds for each fiscal quarter, as specified in Note 4 above, the Company generated sufficient Net Cash Flow to satisfy the Mandatory Minimums for the fiscal quarter ended May 31, 1995. The Company nevertheless currently believes that it will not generate sufficient Net Cash Flow to satisfy such reformed quarterly Mandatory Minimums at the quarter ended August 31, 1995. In order to prevent the Company's anticipated shortfall, the Company must obtain a waiver, refinance its existing Plan Debt, or obtain additional sources of financing including those described below. If the Company cannot satisfy the Mandatory Minimum thresholds at the quarter ended August 31, 1995, on such date an Event of Default would occur under the Indentures, which in turn could cause an acceleration of such Notes as described above. Should such acceleration under the Indentures occur, the Company, absent other financing arrangements, may be forced to seek protection under chapter 11 of the United States Bankruptcy Code. As more fully described in Note 9, the Company has entered into the Merger Agreement to combine the Company with Actava, Sterling and MITI. A condition to consummation of the mergers is the refinancing of all the Company's Plan Debt and its remaining obligations to the Banks and to Sony, so as to ease the cash flow burden on the surviving company of the mergers and avoid an Event of Default and possible acceleration of the Notes pursuant to the Indentures. There can be no assurance that this proposed refinancing or the mergers contemplated by the Merger Agreement will be consummated.

    As previously discussed herein, the Company anticipates net losses for financial reporting purposes for fiscal 1996, as well as insufficient liquidity to meet its obligations in fiscal 1996 as described above.

    The Company continues to exploit its existing library of product in order to generate Net Cash Flow. The Company is also actively pursuing a number of steps aimed at improving its operating results to date and increasing its Net Cash Flow by acquiring or producing new product on a nonrecourse basis as permitted under the Plan. Since the Effective Date, the Company has been able to acquire some new product with nonrecourse financing. In order to further exploit its existing distribution apparatus, the Company will continue to actively seek to attract the requisite nonrecourse financing to fund the acquisition and distribution costs of new theatrical and home video product, which would be distributed by the Company through its distribution system. In addition, the Company will pursue additional nonrecourse financing for the production of new product, which the Company is also permitted to engage in under the Plan on a nonrecourse basis or through certain unrestricted subsidiaries. If the Company is successful in obtaining nonrecourse financing as described above, the contribution to the Company's liquidity will generally be in the form of a distribution fee. To date such activities have not resulted in the receipt of material amounts by the Company. In addition to the mergers described above, the Company continues to consider its alternatives in connection with the anticipated payment shortfall to the holders of the Plan Debt including other restructuring or refinancing of such Plan Debt. Despite these intentions, there can be no assurance that any transaction, restructuring or refinancing will be consummated or that the Company will be able to generate sufficient Net Cash Flow to avoid an Event of Default under its Indentures in fiscal 1996.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.:

    We have audited the accompanying consolidated balance sheets of Metromedia International Telecommunications, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metromedia International Telecommunications, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

    As discussed in note 2 to the consolidated financial statements, the Company changed its policy of accounting for investments in joint ventures in 1994.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered significant recurring losses and negative operating and investing cash flows as a result of its investments in joint ventures which have either not commenced operations or have only recently commenced operations and are experiencing losses that raise a substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG PEAT MARWICK LLP

New York, New York
April 12, 1995

                          INDEPENDENT AUDITORS' REPORT

To METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC:

    We have audited the combined balance sheet (not presented herein) of International Telcell, Inc. and International Telcell Group Limited Partnership (predecessor entities to Metromedia International Telecommunications, Inc., see note 1) as of December 31, 1992, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of International Telcell, Inc. and International Telcell Group Limited Partnership as of December 31, 1992, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

    The accompanying combined financial statements have been prepared assuming that the combined Companies will continue as going concerns. As discussed in note 1 to the Metromedia International Telecommunications Inc. and subsidiaries financial statements, the Companies have suffered significant recurring losses and negative operating and investing cash flows that raise a substantial doubt about their ability to continue as going concerns. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          ARTHUR ANDERSEN LLP

Stamford, Connecticut
April 12, 1995

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1993
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                             1994       1993
                                                                            -------    -------
                                 ASSETS
Current Assets
  Cash...................................................................   $ 1,232    $   105
  Trade accounts receivable, less allowance for doubtful accounts of $223
    in 1994..............................................................     1,073        168
  Prepaid expenses.......................................................       302        528
  Other current assets...................................................       448         12
                                                                            -------    -------
      Total Current Assets...............................................     3,055        813
                                                                            -------    -------
Investments in and advances to Joint Ventures (note 3)...................    24,311      9,712
Property, plant, & equipment, net (note 6)...............................     2,496      1,094
Intangible assets, less accumulated amortization (note 7)................     9,697        461
Other assets.............................................................       723        557
                                                                            -------    -------
      Total Assets.......................................................   $40,282    $12,637
                                                                            -------    -------
                                                                            -------    -------

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes payable (note 9).................................................   $23,723    $ 9,999
  Trade accounts payable.................................................     2,526      1,079
  Accrued expenses.......................................................     7,487      1,322
  Current portion of long term debt (note 8).............................       459      --
                                                                            -------    -------
      Total Current Liabilities..........................................    34,195     12,400
                                                                            -------    -------
Long term debt, excluding current portion (note 8).......................       766      --
Minority interest........................................................       201        422

Commitments and contingencies

Stockholders' equity
  Common stock, $0.001 par value; 2,500,000 shares authorized; issued and
    outstanding shares--1,713,041 in 1994 and 1,037,921 in 1993..........         2          1
  Additional paid-in capital.............................................    35,794     11,533
  Accumulated deficit....................................................   (30,860)   (11,719)
  Cumulative foreign currency translation adjustment.....................       184      --
                                                                            -------    -------
      Total Stockholders' Equity (Deficit)...............................     5,120       (185)
                                                                            -------    -------
      Total Liabilities and Stockholders' Equity.........................   $40,282    $12,637
                                                                            -------    -------
                                                                            -------    -------

        See accompanying notes to the consolidated financial statements

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     1994       1993       1992
                                                                    -------    -------    ------
Revenues.........................................................   $ 3,545    $    51    $   24
                                                                    -------    -------    ------
Costs and expenses:
  Selling, general and administrative............................    19,312      6,108     2,392
  Depreciation and amortization..................................     1,149        174        22
  Equity in losses of Joint Ventures.............................     2,257        777       269
  Interest income................................................      (896)     --           (7)
  Interest expense...............................................     1,109        348       218
  Other (income) loss, net.......................................       (24)        12      --
Minority interest................................................      (221)       (34)     --
                                                                    -------    -------    ------
Net loss.........................................................   $(19,141)  $(7,334)   $(2,870)
                                                                    -------    -------    ------
                                                                    -------    -------    ------
Loss per share...................................................   ($12.05)   ($12.96)      N/A
                                                                    -------    -------    ------
                                                                    -------    -------    ------

        See accompanying notes to the consolidated financial statements

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      PREDECESSOR   ADDITIONAL                   FOREIGN          TOTAL
                                  NUMBER     COMMON    ENTITIES      PAID IN     ACCUMULATED    CURRENCY       STOCKHOLDERS
                                 OF SHARES   STOCK      CAPITAL      CAPITAL       DEFICIT     TRANSLATION   EQUITY (DEFICIT)
                                 ---------   ------   -----------   ----------   -----------   -----------   ----------------
Balance at December 31, 1991...     --        $--       $   660      $ --         $  --           $--            $    660
                                 ---------   ------   -----------   ----------   -----------      -----           -------
Capital Contributions to
 Predecessor Entities..........                           1,755                                                     1,755
Net loss.......................                          (2,870)                                                   (2,870)
                                 ---------   ------   -----------   ----------   -----------      -----           -------
Balance at December 31, 1992...     --        $--       $  (455)     $ --         $  --           $--            $   (455)
                                 ---------   ------   -----------   ----------   -----------      -----           -------
Conversion of Predecessor
 Entities to Corporation.......    395,783     --           455         3,930        (4,385)                       --
Issuance of Common Stock.......    642,138       1                      7,603                                       7,604
Net Loss.......................                                                      (7,334)                       (7,334)
                                 ---------   ------   -----------   ----------   -----------      -----           -------
Balance at December 31, 1993...  1,037,921    $  1      $--          $ 11,533     $ (11,719)      $--            $   (185)
                                 ---------   ------   -----------   ----------   -----------      -----           -------
Issuance of Common Stock.......    673,116       1                     24,189                                      24,190
Grant of Common Stock to
 employee......................      2,004     --                          72                                          72
Foreign currency translation...                                                                     184               184
Net loss.......................                                                     (19,141)                      (19,141)
                                 ---------   ------   -----------   ----------   -----------      -----           -------
Balance at December 31, 1994...  1,713,041    $  2      $--          $ 35,794     $ (30,860)      $ 184          $  5,120
                                 ---------   ------   -----------   ----------   -----------      -----           -------
                                 ---------   ------   -----------   ----------   -----------      -----           -------

        See accompanying notes to the consolidated financial statements

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                 (IN THOUSANDS)

                                                                    1994       1993       1992
                                                                  --------    -------    -------
Cash flows from operating activities:
  Net loss.....................................................   $(19,141)   $(7,334)   $(2,870)
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Equity in losses of Joint Ventures.........................      2,257        777        269
    Depreciation and amortization..............................      1,149        174         22
    Non-cash employee compensation.............................      3,638        --         --
    Provision for bad debts....................................         64        --         --
    Write down of advances to Joint Ventures...................      --           502        --
    Changes in operating assets and liabilities net of effects of purchase of East News Channel Trading and Services,
      Kft.:
      (Increase) in accounts receivable........................       (696)       (71)       (91)
      (Increase) decrease in prepaid expenses..................        232       (422)      (124)
      Increase in accounts payable and accrued expenses........      2,890      1,130        854
      Increase in other assets.................................       (166)      (552)       (98)
      (Increase) decrease in other current assets..............       (435)         3        --
      Minority interest........................................       (221)       422        --
                                                                  --------    -------    -------
      Net cash used in operating activities....................    (10,429)    (5,371)    (2,038)
                                                                  --------    -------    -------
Cash flows from investing activities:
    Investments in and advances to Joint Ventures..............    (16,409)    (4,715)    (4,535)
    Cash paid for East News Channel Trading and Services,
      Kft......................................................     (7,033)    (1,055)       --
    Capital expenditures.......................................     (3,610)    (1,423)      (159)
                                                                  --------    -------    -------
      Net cash used in investing activities....................    (27,052)    (7,193)    (4,694)
                                                                  --------    -------    -------
Cash flows from financing activities:
  Proceeds from issuances of notes payable.....................     20,105      4,732      5,267
  Proceeds from long term debt.................................        629      --           --
  Proceeds from issuances of common stock and capital
    contributions to predecessor entities......................     17,690      7,604      1,755
                                                                  --------    -------    -------
      Net cash provided by financing activities................     38,424     12,336      7,022
      Effects of exchange rate changes on cash.................        184      --           --
                                                                  --------    -------    -------
      Net increase (decrease) in cash..........................      1,127       (228)       290
      Cash at beginning of year................................        105        333         43
                                                                  --------    -------    -------
      Cash at end of year......................................   $  1,232    $   105    $   333
                                                                  --------    -------    -------
                                                                  --------    -------    -------
Supplementary data:
      Cash paid for interest...................................   $    647    $   322    $   218
                                                                  --------    -------    -------
                                                                  --------    -------    -------
Non-cash transactions:

    During 1994, the Company converted $6,500 of notes payable into common stock.

        See accompanying notes to the consolidated financial statements

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(1) ORGANIZATION AND BUSINESS

    National Telcell, Inc., was incorporated in the State of Delaware on August 1, 1989. Effective January 22, 1990, National Telcell, Inc.'s name was changed to International Telcell, Inc. (ITI). On November 21, 1990, ITI became the general partner of International Telcell Group Limited Partnership (ITGLP), a Delaware limited partnership. ITGLP was formed to develop, operate and expand the business of wireless communications in Eastern Europe, primarily through establishing Joint Ventures. ITI and ITGLP (the Predecessor Entities) were merged on December 31, 1993.

    In August 1994, ITI and Metromedia International Inc. (MII) combined with Metromedia International Telecommunications, Inc. (MITI or the Company) as part of a corporate reorganization. The shareholders of ITI and MII exchanged their shares in the respective companies for shares in MITI. As of that date, ITI and MII were owned, directly and indirectly, 54% and 75%, respectively, by John W. Kluge and Stuart Subotnick. Additionally, as of that date, ITI held a 15% ownership interest in MII. The reorganization was accounted for as a combination of interests under common control. Under this method of accounting, the entities were combined in a manner similar to a pooling-of interests.

    MITI and subsidiaries are the owners of various interests in joint ventures that are currently in operation or planning to commence operations in certain republics of the Commonwealth of Independent States (formerly the Union of Soviet Socialist Republics) and other Eastern European countries (the Joint Ventures).

    The Joint Ventures currently offer wireless cable television, paging services, international long distance services, radio broadcasting, and wireless local loop telephony. Joint Ventures are principally entered into with governmental agencies or ministries under the existing laws of the respective countries.

    The Joint Venture agreements generally provide for the initial contribution of assets or cash, and for the creation of a line of credit agreement to be entered into between the Joint Venture and MITI. Under a typical arrangement, MITI's venture partner, ordinarily a governmental agency or ministry, contributes the necessary licenses or permits under which the Joint Venture will conduct its business, studio or office space, transmitting tower rights and other equipment. MITI's contribution is generally cash and equipment but may consist of other specific assets as required by the Joint Venture agreement. The line of credit agreement generally specifies a commitment amount, interest rates and repayment terms.

    The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. Since inception, the Company has invested in its Joint Ventures and has utilized cash for operating expenses. The Company incurs expenses in identifying and pursuing opportunities before an acquisition decision is made. The Company is experiencing significant recurring losses and negative cash flows during the construction and start-up phase of its subsidiaries and Joint Venture investees.

    The Company has relied on certain shareholders for funding, in the form of both debt and equity, of its operating and capital requirements. The Company's investments in the Joint Ventures are not expected to become profitable or generate significant positive cash flows in the near future.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(1) ORGANIZATION AND BUSINESS--(CONTINUED)

    MITI's consolidated and unconsolidated Joint Ventures' ability to generate positive operating results are dependent upon the sale of commercial advertising time, the ability to attract subscribers to their systems and the ability to control operating expenses. MITI's current plans with respect to the Joint Ventures is to increase subscriber and advertiser bases and thereby their operating revenues by developing a broader band of programming packages for wireless cable service providers and radio broadcasting and offering additional services and options for paging. By offering the large local populations of the countries in which the Joint Ventures operate desired services at attractive prices, management believes that the Joint Ventures can increase their subscriber bases, generate positive operating cash flows, and reduce their dependence on the Company for funding. Additionally, MITI management believes that advances in wireless subscriber equipment technology will reduce capital requirements per subscriber. Continued initiatives to develop its Joint Ventures into profitable operations include reducing operating costs as a percentage of revenue while developing management information systems and automated customer care and service systems.

    The ability of the Company and its Joint Ventures to establish profitable operations is also subject to special political, economic and social risks inherent in doing business in Eastern Europe and the former Soviet Republics. These include matters arising out of government policies, economic conditions, imposition of or changes to taxes or other similar charges by governmental bodies, foreign exchange fluctuations and controls, civil disturbances, deprivation or unenforceability of contractual rights, and taking of property without fair compensation (See notes 3 and 11).

    The Company has obtained political risk insurance policies from the Overseas Private Investment Corporation ("OPIC") for certain of its Joint Ventures. The policies cover loss of investment and losses due to business interruption caused by political violence or expropriation.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts and results of operations of MITI and its majority owned and controlled Joint Venture, CNM Paging, and its subsidiary, East News Channel Trading and Service, KFT. Since their respective dates of acquisition. Joint Ventures which are not majority owned, or in which MITI does not have control, but exercises significant influence, are accounted for using the equity method.

    MITI reflects its net investments in the Joint Ventures under the caption investment in and advances to Joint Ventures. Equity in the losses of the Joint Ventures are allocated according to the percentage ownership in each Joint Venture until MITI's Joint Venture partner's contributed capital has been fully depleted. Subsequently, the Company recognizes the full amount of losses generated by the Joint Venture since the Company is generally the sole funding source for the Joint Ventures.

    During 1994, the Company changed its policy of accounting for the Joint Ventures by recording its equity in their losses based upon a three month lag. As a result, the 1994 Statement of Operations reflects nine months of operations through September 30, 1994 for the Joint Ventures compared to twelve months for 1993. Had the Company applied this method from October 1, 1993, the effect on

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

reported 1994 operating results would not have been material. Future years will reflect twelve months of activity based upon a September 30 reporting period for the Joint Ventures.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets under the straight line method for financial statement reporting purposes.

INTANGIBLE ASSETS

    Intangible assets are stated at historical cost, net of accumulated amortization. Intangibles such as broadcasting licenses or frequency rights are being amortized over a period of 20-25 years.

    Management continuously monitors and evaluates the realizability of recorded intangibles to determine whether their carrying values have been impaired. In evaluating the value and future benefits of the intangible assets, their carrying value would be reduced by the excess, if any, of their carrying value over management's best estimate of undiscounted future cash flows over the remaining amortization period. The Company believes that recorded intangibles amounts are not impaired.

INCOME TAXES

    MITI accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS 109 requires the use of the liability method of accounting for deferred taxes. Under the liability method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using rates expected to be in effect when those assets and liabilities are recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    During 1993 and 1992, certain Predecessor Companies operated as a partnership and an S corporation. As a result, the taxable income or loss for these entities was included in the tax returns of the partners or shareholders.

CASH EQUIVALENTS

    For the purposes of the statements of cash flows, MITI considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

REVENUE RECOGNITION

    The Company's and its Joint Ventures' cable, paging and telephony operations recognize revenues in the period the service is provided. Installation fees are recognized as revenues upon subscriber hook-up to the extent installation costs are incurred. Installation fees in excess of installation costs are

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

deferred and recognized over the length of the related individual contract. The Company's and its Joint Ventures' radio operations recognize advertising revenue when commercials are broadcast.

BARTER TRANSACTIONS

    The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of the good or services received. Barter revenue is recorded and the liability is relieved when commercials are broadcast and barter expense is recorded and the assets are relieved when the goods or services are received or used.

FOREIGN CURRENCY TRANSLATION

    The statutory accounts of the Company's consolidated subsidiaries and Joint Ventures are maintained in accordance with local accounting regulations and are stated in local currencies. Local statements are translated into U.S. generally accepted accounting principles and U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Accounting for Foreign Currency Translation.

    Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in stockholders' equity. Gains and losses from foreign currency transactions are included in net income in the period in which they occur.

    The financial statements of foreign entities in highly inflationary economies are remeasured in all cases using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing period end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are included in the statement of operations.

LOSS PER SHARE

    Loss per share is calculated using the weighted average number of shares outstanding. The effect of stock options has been excluded since they are anti-dilutive.

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

    MITI has recorded its investments in Joint Ventures at cost, net of its equity in earnings or losses. Advances to the Joint Ventures under the line of credit agreements are reflected based on amounts recoverable under the credit agreement, plus accrued interest.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES--(CONTINUED)

    Advances are made to Joint Ventures in the form of cash, for working capital purposes and for payment of expenses or capital expenditures, or in the form of equipment purchased on behalf of the Joint Venture. Interest rates charged to the Joint Ventures range from prime rate to prime rate plus 2%. The credit agreements generally provide for the payment of principal and interest from 90% of the Joint Ventures' available cash flow, as defined, prior to any substantial distributions of dividends to the Joint Venture partners. MITI has entered into credit agreements with its Joint Ventures to provide up to $43,000 in funding of which $24,044 remains available. MITI funding commitments are contingent on its approval of the Joint Ventures' business plans.

    As of December 31, 1994 and 1993, MITI investments in the Joint Ventures were as follows:

                                    INVESTMENTS IN AND
                                        ADVANCES TO
                                       JOINT VENTURE
                                    -------------------                 YEAR VENTURE   DATE OPERATIONS
   NAME                              1994         1993    OWNERSHIP %      FORMED         COMMENCED
----------------------------------  -------      ------   -----------   ------------   ----------------
Kosmos TV, Moscow, Russia.........  $ 5,822      $3,293        50%          1991       May, 1992
Baltcom TV, Riga Latvia...........    4,741       1,940        50%          1991       June, 1992
Ayety TV, Tbilisi, Georgia........    1,935       1,147        49%          1991       September, 1993
Kamalak, Tashkent, Uzbekistan.....    1,535         743        50%          1992       September, 1993
Baltcom Paging, Tallin, Estonia...    1,829       1,445        39%          1992       December, 1993
SAC-Radio, Moscow, Russia.........    1,256        --          51%          1994       January, 1994
Sun TV, Kishinev, Moldova.........      690          86        50%          1993       October, 1994
Raduga Paging, Nizhny Novgorod....      450        --          45%          1993       October, 1994
Alma-TV, Almaty, Kazakstan........      774        --          50%          1994       Pre-Operational
Telecom Georgia, Tibilisi,
  Georgia.........................    1,485        --          30%          1994       September, 1994
Raduga TV, Nizhny Novgorod........      222        --          50%          1994       Pre-Operational
Baltcom Plus, Riga, Latvia........      331        --          50%          1994       April, 1995
Romsat TV, Bucharest, Romania.....      706        --          99%          1993       Pre-Operational
Minsk Cable, Minsk, Belarus.......      733        --          50%          1993       Pre-Operational
Tbilisi Paging, Tbilisi,
Georgia...........................      342        --          45%          1993       November, 1994
Other.............................    1,460       1,058
                                    -------      ------
                                    $24,311      $9,712
                                    -------      ------
                                    -------      ------

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES--(CONTINUED)

    Summarized combined financial information of Joint Ventures accounted for under the equity method that have commenced operations as of September 30, 1994, is as follows for the nine months ended September 30, 1994 and the years ended December 31, 1993 and 1992 (operating data only).

BALANCE SHEETS

                                                                      SEPTEMBER 30,    DECEMBER 31,
                                                                          1994             1993
                                                                      -------------    ------------
    ASSETS
Current assets.....................................................      $ 1,588         $    841
Investments in wireless systems and equipment, net.................       17,040           10,758
Other assets.......................................................          895               28
                                                                      -------------    ------------
      Total Assets.................................................      $19,523         $ 11,627
                                                                      -------------    ------------
                                                                      -------------    ------------
    LIABILITIES AND CAPITAL
Current liabilities................................................      $ 2,637         $  1,022
Amount payable under MITI credit facility..........................       11,327            6,635
Other long-term liabilities........................................        1,513               74
                                                                      -------------    ------------
                                                                          15,477            7,731
                                                                      -------------    ------------
Joint Venture's Capital............................................        4,046            3,896
                                                                      -------------    ------------
      Total Liabilities and Joint Venture's Capital................      $19,523         $ 11,627
                                                                      -------------    ------------
                                                                      -------------    ------------

STATEMENTS OF OPERATIONS

                                                        NINE MONTHS
                                                           ENDED            YEAR ENDED      YEAR ENDED
                                                       SEPTEMBER 30,       DECEMBER 31,    DECEMBER 31,
                                                           1994                1993            1992
                                                    -------------------    ------------    ------------
Revenues.........................................         $ 3,280            $  1,452         $  246
                                                          -------          ------------       ------
Expenses
  Cost of Service................................           2,026                 969            133
  Selling, General and Administrative............           2,411                 973            265
  Depreciation and Amortization..................           1,684                 911            274
  Other..........................................             203                  67            147
                                                          -------          ------------       ------
      Total Expenses.............................           6,324               2,920            819
                                                          -------          ------------       ------
Operating Loss...................................          (3,044)             (1,468)          (573)
Interest Expense.................................            (632)                (64)        --
Other Income (Loss)..............................              47                   2         --
Foreign Currency Translation.....................              15                 (91)            (3)
                                                          -------          ------------       ------
      Net Loss...................................         $(3,614)           $ (1,621)        $ (576)
                                                          -------          ------------       ------
                                                          -------          ------------       ------

    Financial information for Joint Ventures which are not yet operational is not included in the above summary. MITI's investment in and advances to those Joint Ventures at September 30, 1994 and December 31, 1993 amounted to approximately $5,708 and $89, respectively.

    During January 1994, the Company acquired a 51% interest in SAC-Radio 7 (Radio 7), a company which operates a radio station in Moscow, Russia, for a purchase price of approximately

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES--(CONTINUED)

$700,000. The difference between the cost of the Company's investment and the underlying equity in the net assets of Radio 7 of approximately $600,000 is being amortized over a period of 25 years.

(4) ACQUISITIONS

    On December 31, 1993, the Company entered into an agreement to acquire 25% of East News Channel Trading and Services, Kft. (ENC), a Hungarian company which is the owner of 3 radio stations for approximately $1.1 million. Under the terms of the agreement, the Company also obtained the right to purchase the remaining 75% for a specified price. In May 1994, the Company exercised its option to purchase an additional 51% of ENC for approximately $5.3 million, and in November 1994, the remaining 24% of ENC was acquired for approximately $1.7 million.

    The transaction was recorded as a step acquisition under the purchase method of accounting and, accordingly, the purchase price has been allocated to the fair values of assets acquired as of the dates of acquisition. The results of operations of ENC have been included in the consolidated statement of income for 1994 as though it had been acquired at the beginning of the period. Under the acquisition agreement, the prior owners were not responsible for any losses subsequent to December 31, 1993. As a result, the Company has recorded 100% of the results of operations and no amount has been recognized as a credit for minority interest for 1994.

    The purchase price has been allocated to the fair values of the assets acquired as follows:

Current assets...........................................   $   279
Property and equipment...................................       100
Broadcast license and frequency rights...................     9,407
Goodwill.................................................       172
Current liabilities......................................    (1,733)
Other....................................................      (137)
                                                            -------
                                                            $ 8,088
                                                            -------
                                                            -------

    The following unaudited pro forma financial information presents the combined results of operations for the year ended December 31, 1993 of the Company and ENC as if the acquisition had occurred on January 1, 1993. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and ENC constituted a single entity during such period.

Revenues.................................................   $ 1,201
                                                            -------
                                                            -------
Net Loss.................................................   $(8,866)
                                                            -------
                                                            -------
Loss per Share...........................................   $(15.67)
                                                            -------
                                                            -------

    On August 21, 1992, the Company entered into an agreement to form Comunicatii Nationale Mobile (CNM), a paging company, as a joint stock company under the laws of Romania. Under this

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(4) ACQUISITIONS--(CONTINUED)

agreement, the Company contributed $490 in exchange for an approximate 54% interest in CNM. CNM commenced operations in February 1994.

(5) SEGMENT INFORMATION OF SIGNIFICANT JOINT VENTURES

    The Company and its consolidated and unconsolidated Joint Ventures operate in four primary industry segments: wireless cable television, paging, radio broadcasting and telephony.

    The following represents summary financial information by segment as of and for the years ended December 31, 1994 and 1993 of the Company and its consolidated and unconsolidated Joint Ventures which had commenced operations prior to September 30, 1994. Financial information of the Company's unconsolidated Joint Ventures for 1994 is as of and for the nine months ended September 30, 1994, in accordance with the change in policy discussed in note 1.

                                                     WIRELESS    WIDE AREA       RADIO
   1994                                              CABLE TV     PAGING      BROADCASTING    TELEPHONY
--------------------------------------------------   --------    ---------    ------------    ---------
Revenues                                             $  3,088     $   446       $  3,236       $    55
Assets............................................     15,794       2,986         10,991         2,547
Depreciation and amortization.....................      1,975         101            234             9
Capital Expenditures..............................      5,072         815            105         2,487
Operating Income before Taxes.....................     (2,931)       (958)        (1,023)         (578)
                                                     --------    ---------    ------------    ---------
                                                     --------    ---------    ------------    ---------
MITI Equity in losses of unconsolidated
investees.........................................   $ (1,838)    $  (147)      $    (99)      $  (173)
                                                     --------    ---------    ------------    ---------
                                                     --------    ---------    ------------    ---------


   1993
--------------------------------------------------
Revenues..........................................   $  1,503     $ --            --             --
Assets............................................     10,776       2,176         --             --
Depreciation and amortization.....................      1,019           2         --             --
Capital Expenditures..............................      3,411         798         --             --
Operating Income before Taxes.....................     (1,840)       (165)        --             --
                                                     --------    ---------    ------------    ---------
                                                     --------    ---------    ------------    ---------
MITI Equity in losses of unconsolidated
Investees.........................................   $   (752)    $   (25)        --             --
                                                     --------    ---------    ------------    ---------
                                                     --------    ---------    ------------    ---------

    The Company operated only in the wireless cable TV segment during 1992.

    More than 90% of the Company's assets are located in and substantially all of the Company's operations are derived from Republics in the Commonwealth of Independent States or Eastern Europe.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(6) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 1994 and 1993, is comprised of the following:

                                                              1994      1993
                                                             ------    ------
Office furniture and equipment............................   $2,571    $1,032
Automobiles...............................................       95        87
Leasehold improvements....................................       56        50
                                                             ------    ------
                                                              2,722     1,169
Less: Accumulated depreciation and amortization...........      226        75
                                                             ------    ------
                                                             $2,496    $1,094
                                                             ------    ------
                                                             ------    ------

    Depreciation of office furniture and equipment and automobiles is provided for under the straight line method over their estimated useful lives of 3 to 5 years. Leasehold improvements are amortized using the straight line method over the life of the improvements or the life of the lease, whichever is shorter.

(7) INTANGIBLE ASSETS

    Intangible assets are comprised of the following at December 31, 1994 and 1993:

                                                               1994     1993
                                                              ------    -----
Broadcast License and Frequency Rights.....................   $9,407    $--
Film Rights................................................      769      255
Other......................................................      336      336
                                                              ------    -----
                                                              10,512      591
Less: accumulated amortization.............................     (815)    (130)
                                                              ------    -----
                                                              $9,697    $ 461
                                                              ------    -----
                                                              ------    -----

(8) LONG TERM DEBT

    Long term debt at December 31, 1994 is comprised of the following:

Hungarian Foreign Trade Bank......................................   $1,057
Other.............................................................      168
                                                                     ------
                                                                      1,225
Less: current portion.............................................     (459)
                                                                     ------
                                                                     $  766
                                                                     ------
                                                                     ------

    The loan from the Hungarian Foreign Trade Bank is due on September 14, 1997 and is repayable in three annual installments with an interest rate of 30%. The loan is a Hungarian Forint based loan and is secured by a letter of credit issued by MITI in the amount of $1,200.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(8) LONG TERM DEBT--(CONTINUED)

    Other loans are also Forint based, have interest rates which range from 26.5% to 38.5% and are secured by certain assets of a subsidiary. Certain of those loans have minimum balance requirements to which the subsidiary is subject.

(9) NOTES PAYABLE

    Notes payable are comprised of the following at December 31, 1994 and 1993:

                                                             1994       1993
                                                            -------    ------
Demand notes payable.....................................   $ 5,529    $5,499
Notes payable to Metromedia Company......................    18,194     4,500
                                                            -------    ------
                                                            $23,723    $9,999
                                                            -------    ------
                                                            -------    ------

    The demand notes payable bear interest at the prime rate and are guaranteed by several shareholders through September 30, 1995. A shareholder which guarantees $750,000 of these notes has indicated its intention to withdraw its guarantee effective September 30, 1995.

    Notes payable to Metromedia Company bear interest at rates between the prime rate and the prime rate plus 2% as published by Chemical Bank and are due within one year from date of the notes.

(10) SHAREHOLDER'S EQUITY

    MITI is authorized to issue up to 2,500,000 of common stock with a par value of $.001. Each share entitles the holder to one vote per share. Upon formation of MITI, all capital stock and additional paid-in capital amounts were restated to reflect the changes in the organizational structure discussed in note 1.

    During 1992, MITI's predecessor companies received $1.8 million of equity contributions through cash calls on previously sold limited partnership units. During 1993, these predecessor companies received an additional $7.6 million of equity contributions. In connection with the corporate reorganization described in note 1, all equity contributions prior to December 31, 1993 were converted into 1,037,921 shares of common stock of MITI.

    During 1994, MITI received total equity contributions of $24.2 million. Approximately $22.8 million of this was a result of common stock issued to certain related parties, affiliates and others in a private offering. MITI issued 633,170 shares of common stock at an issuance price of $36 per share. As part of this issuance, $6,500 of notes payable to an affiliate and a previously unrelated party were converted into common stock. In connection with this offering, 6,944 shares of common stock were issued to underwriters and attorneys in lieu of fees of $250. The remaining $1.4 million of equity contributions was the result of the issuance of 33,002 shares of common stock to an affiliate.

    During 1994, an employee of MITI was granted 2,004 shares of common stock. The fair market value of the stock at the date of grant was estimated to be $36 per share. In connection with this grant, MITI has recorded compensation expense of approximately $72 and a corresponding increase in common stock and additional paid-in-capital.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(11) COMMITMENTS AND CONTINGENCIES

COMMITMENTS

    Future minimum lease payments under non-cancelable operating leases as of December 31, 1994 were approximately as follows:

Years Ended December 31
-----------------------
      1995........................................................   $  536
      1996........................................................      451
      1997........................................................      391
      1998........................................................      379
      1999........................................................      231
                                                                     ------
                                                                     $1,988
                                                                     ------
                                                                     ------

    The Company has entered into a purchase agreement for equipment amounting to approximately $1,000. Such equipment will ultimately be transferred to its Joint Ventures as an investment or an advance under the credit line.

    Total rent expense under non-cancellable operating leases was approximately $615 and $140 for the years ended December 31, 1994 and 1993, respectively.

CONTINGENCIES

    Russian legislators have produced a draft law which contains a provision that would limit the ownership interest of foreign investors of commercial broadcast license holdings entities to 35%. This draft law passed the lower house of the Russian Federation legislature, the Duma, in February 1995, but was later rejected by the upper house of the Russian Federation, the Federal Council. It is not yet known whether a revised draft will be adopted by both houses of legislature and be signed into law by the President of the Russian Federation.

    It is also not yet known whether this law will be upheld as constitutional and consistent with Russian Federation treaty obligations or how it would be interpreted and applied by Russian Federation regulators to existing license holders. However, if the legistlature passes a law restricting foreign ownership of broadcast license holding entities and such a law is found to be constitutional and fails to contain a grandfathering clause to protect existing companies, it could require MITI to reduce its ownership interests in Russian Joint Ventures. However, it is unclear how such reductions would be effected.

    MITI is contingently liable for outstanding letters of credit amounting to $1,200.

(12) PROPOSED MERGER

    MITI is a party to a proposed merger agreement with Orion Pictures Corporation (Orion), The Actava Group Inc. (Actava) and MCEG Sterling Corporation (the Merger) whereby the ownership interests of the companies will be combined in a stock-for-stock transaction.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(12) PROPOSED MERGER--(CONTINUED)

    Under the terms of the Merger, shareholders of the Company will receive common stock of Actava which will be the surviving entity. It is currently anticipated that Metromedia Company and its affiliates would control in excess of 50% of the voting power of the surviving entity as a result of the stock exchanges.

    Orion is 56% owned, directly and indirectly by John W. Kluge and Stuart Subotnick.

    The Company has been named as a defendant in a lawsuit which is attempting to enjoin the proposed merger.

(13) INCOME TAXES

    The statutory Federal tax rates for the years ended December 31, 1994 and 1993 were 35%. The effective tax rates were zero for the years ended December 31, 1994 and 1993 due to the Company incurring net operating losses.

    For Federal income tax purposes, the Company has unused loss carryforwards of approximately $6,042 expiring in 2009. The availability of the net operating loss carryforwards to offset income in future years may be restricted if the Company undergoes an ownership change, which may occur as a result of future sales of Company stock and other events, including the merger (see note 12).

    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                              1994      1993
                                                             -------    -----
Start up costs............................................   $   186    $ 234
Accrual to cash/section 481 adjustment....................       164      221
Stock Options.............................................     1,293     --
Net operating loss carryforwards..........................     2,115     --
                                                             -------    -----
Total gross deferred tax assets...........................     3,758      455
Less valuation allowance..................................    (3,758)    (455)
                                                             -------    -----
Net deferred tax assets...................................   $ --       $--
                                                             -------    -----
                                                             -------    -----

    A deferred tax asset for the excess of the tax basis over the financial statement carrying amount of the investments in Joint Ventures has not been recognized in accordance with paragraph 34 of SFAS 109 since it is not apparent that the deductible temporary difference will reverse in the foreseeable future.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1994 and 1993, the valuation allowance increased by $3,303 and $455, respectively.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

(14) EMPLOYEE STOCK PLANS

    On September 28, 1994, the board of directors approved the Metromedia International Telecommunications, Inc. 1994 Stock Option Plan (the Plan). Under the Plan, awards of the Company's common stock may be granted to eligible employees, agents, directors and consultants in the form of either incentive stock options qualified under the Internal Revenue Code or non-qualified stock options at the discretion of the Board.

    The Plan provides for a maximum 107,000 shares of common stock to be reserved for which options may be granted, subject to adjustment under certain conditions.

    A following summary of shares subject to option under the Plan reflects the options granted during the periods. There were no options granted or outstanding prior to January 1, 1994.

                                               SHARES SUBJECT    AVERAGE OPTION PRICE
                                                 TO OPTION            PER SHARE
                                               --------------    --------------------
Balance at Dec. 31, 1993
Options Granted.............................         51                 $30.00
Options Exercised                                    --
                                                     --
Balance at Dec. 31, 1994....................         51
                                                     --
                                                     --
Options exercisable at end of year..........         11                 $30.00
                                                     --
                                                     --

    On September 30, 1994 the Board of Directors of the Company granted to MITI's Chief Executive Officer (the Executive) an option not pursuant to any plan to purchase 118,557 shares of common stock (the Options) at a purchase price of $6.00 per share. The Options expire on September 30, 2004 or earlier if the Executive's employment is terminated. Included in 1994 is $3,566 of compensation expense in connection with these Options.

(15) EMPLOYEE BENEFIT PLAN

    Effective January 1, 1993, the Company established a 401-K salary deferral plan (the "Plan") on behalf of its employees. The Plan is a qualified defined contribution plan and allows participating employees to defer receipt of up to 25% of their compensation, subject to certain limitations. The Company has the discretion to match up to 50% of the amounts contributed by the employee.

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                     ASSETS
Current assets:
  Cash...........................................................................   $  1,840
  Trade accounts receivable, net of allowance for doubtful accounts of $345......      1,439
  Prepaid expenses...............................................................        348
  Other current assets...........................................................         62
                                                                                    --------
      Total current assets.......................................................      3,689
Investments in and advances to Joint Ventures (note 3)...........................     33,133
Property, plant, and equipment, net of accumulated depreciation of $663..........      2,891
Intangible assets, net of accumulated amortization of $1,085.....................      9,507
Other assets.....................................................................      1,453
                                                                                    --------
      Total assets...............................................................   $ 50,673
                                                                                    --------
                                                                                    --------

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Notes payable (note 4).........................................................     45,930
  Trade accounts payable.........................................................      3,269
  Accrued expenses...............................................................      8,056
  Current portion of long-term debt..............................................        364
                                                                                    --------
      Total current liabilities..................................................     57,619
                                                                                    --------
Long-term debt, excluding current portion........................................        628
Minority interest................................................................        160
Commitments and contingencies
Stockholders' deficit:
  Common stock, $0.001 par value; 2,500,000 shares authorized; issued and
    outstanding shares--1,716,198................................................          2
  Additional paid-in capital.....................................................     35,794
  Accumulated deficit............................................................    (43,982)
  Cumulative foreign currency translation adjustment.............................        452
                                                                                    --------
      Total stockholders' deficit................................................     (7,734)
                                                                                    --------
      Total liabilities and stockholders' deficit................................   $ 50,673
                                                                                    --------
                                                                                    --------

    See accompanying notes to the interim consolidated financial statements.

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                                 JUNE 30
                                                                           -------------------
                                                                             1995       1994
                                                                           --------    -------
Revenues................................................................   $  3,316    $ 1,495
                                                                           --------    -------
Costs and expenses:
  Selling, general and administrative...................................     12,635      5,976
  Depreciation and amortization.........................................        725        516
  Equity in losses of Joint Ventures....................................      2,221        362
  Interest income.......................................................     (1,085)      (321)
  Interest expense......................................................      2,011        160
  Other (income) loss, net..............................................        (28)        20
  Minority interest.....................................................        (41)       (62)
                                                                           --------    -------
Net loss................................................................   $(13,122)   $(5,156)
                                                                           --------    -------
                                                                           --------    -------
Loss per share..........................................................   $  (7.65)   $ (3.52)
                                                                           --------    -------
                                                                           --------    -------

    See accompanying notes to the interim consolidated financial statements.

       METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                            1995        1994
                                                                          --------    --------
Cash flows from operating activities:
  Net loss.............................................................   $(13,122)   $ (5,156)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Equity in losses of joint ventures.................................      2,221         362
    Depreciation and amortization......................................        725         516
    Noncash employee compensation......................................         36       --
    Provision for bad debts............................................        122          32
    Changes in operating assets and liabilities net of effects of purchase of East News Channel Trading and Services, Kft.:
      Increase in accounts receivable..................................       (488)       (540)
      (Increase) decrease in prepaid expenses..........................        (47)        105
      Decrease (increase) in other current assets......................        386          12
      Increase in other assets.........................................       (730)       (483)
      Increase in accounts payable and accrued expenses................      1,276         288
      Decrease in minority interest....................................        (41)        (62)
                                                                          --------    --------
      Net cash used in operating activities............................     (9,662)     (4,926)
                                                                          --------    --------
Cash flows from investing activities:
    Investments in and advances to joint ventures......................    (11,043)     (7,160)
    Cash paid for East News Channel Trading and Services, Kft..........      --         (5,219)
    Capital expenditures...............................................       (929)       (816)
                                                                          --------    --------
      Net cash used in investing activities............................    (11,972)    (13,195)
                                                                          --------    --------
Cash flows from financing activities:
  Proceeds from issuances of notes payable.............................     22,207       7,706
  Repayments of notes payable..........................................      --         (6,076)
  Proceeds from long-term debt.........................................      --             57
  Repayments of long-term debt.........................................       (233)      --
  Proceeds from issuance of common stock and capital contributions to
    predecessor entities...............................................      --         16,700
                                                                          --------    --------
      Net cash provided by financing activities........................     21,974      18,387
                                                                          --------    --------
Effects of exchange rate changes on cash...............................        268          51
                                                                          --------    --------
      Net increase in cash.............................................        608         317
Cash at beginning of period............................................      1,232         105
                                                                          --------    --------
Cash at end of period..................................................   $  1,840    $    422
                                                                          --------    --------
                                                                          --------    --------
Supplementary data:
      Cash paid during the period for interest.........................   $  1,207    $    186
                                                                          --------    --------
                                                                          --------    --------
Noncash transactions:
  During the six month period ended June 30, 1994, the Company converted $6,500 of notes payable into common stock.

    See accompanying notes to the interim consolidated financial statements.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

(1) ORGANIZATION AND BUSINESS

    Metromedia International Telecommunications, Inc. and subsidiaries (MITI) is the owner of various interests in joint ventures that are currently in operation or planning to commence operations in certain republics of the Commonwealth of Independent States (formerly the Union of Soviet Socialist Republics) and other Eastern European countries (the Joint Ventures).

    The Joint Ventures currently offer wireless cable television, radio paging services, international long distance services, radio broadcasting, and wireless local loop telephony. Joint Ventures are principally entered into with governmental agencies or ministries under the existing laws of the respective countries.

    The accompanying interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. Since inception, the Company has invested in its Joint Ventures and has utilized cash for operating expenses and for expenses in identifying and pursuing opportunities before an acquisition decision is made. The Company is experiencing significant recurring losses and negative operating and investing cash flows during the construction and start-up phase of its subsidiaries and Joint Venture investees.

    The Company has relied on certain stockholders for funding, in the form of both debt and equity, of its operating and capital requirements. The Company's investments in the Joint Ventures are not expected to become profitable or generate significant positive cash flows in the near future.

    MITI's consolidated and unconsolidated Joint Ventures' ability to generate positive operating results are dependent upon the sale of commercial advertising time, the ability to attract subscribers to their systems and the ability to control operating expenses. MITI's current plans with respect to the Joint Ventures are to increase subscriber and advertiser bases and thereby their operating revenues by developing a broader band of programming packages for wireless cable service providers and radio broadcasting and offering additional services and options for paging. By offering the large local populations of the countries in which the Joint Ventures operate desired services at attractive prices, management believes that the Joint Ventures can increase their subscriber bases, generate positive operating cash flows, and reduce their dependence on the Company for funding. Additionally, MITI management believes that advances in wireless subscriber equipment technology will reduce capital requirements per subscriber. Continued initiatives to develop its Joint Ventures into profitable operations include reducing operating costs as a percentage of revenue while developing management information systems and automated customer care and service systems.

    The ability of the Company and its Joint Ventures to establish profitable operations is also subject to special political, economic and social risks inherent in doing business in Eastern Europe and the Commonwealth of Independent States. These include matters arising out of government policies, economic conditions, imposition of or changes to taxes or other similar charges by governmental bodies, foreign exchange fluctuations and controls, civil disturbances, deprivation or unenforceability of contractual rights, and taking of property without fair compensation (see notes 3 and 8).

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

(1) ORGANIZATION AND BUSINESS--(CONTINUED)

    The Company has obtained political risk insurance policies from the Overseas Private Investment Corporation ("OPIC") for certain of its Joint Ventures. The policies cover loss of investment and losses due to business interruption caused by political violence or expropriation.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements included herein have been prepared by the management of MITI without audit. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of Company management, the accompanying consolidated financial statements as of June 30, 1995 and for the six-month periods ended June 30, 1995 and 1994, include all adjustments considered necessary for a fair presentation.

    These interim consolidated financial statements should be read in conjunction with the December 31, 1994 consolidated financial statements and related notes thereto.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts and results of operations of MITI and its majority owned and controlled Joint Venture, CNM Paging, and its wholly owned subsidiary, East News Channel Trading and Services, Kft. Joint Ventures which are not majority owned, or in which MITI does not have control, but exercises significant influence, are accounted for using the equity method.

    MITI reflects its net investments in the Joint Ventures under the caption, investment in and advances to Joint Ventures. Equity in the losses of the Joint Ventures are allocated according to the percentage ownership in each Joint Venture until MITI's Joint Venture partner's contributed capital has been fully depleted. Subsequently, the Company recognizes the full amount of losses generated by the Joint Venture since the Company is generally the sole funding source for the Joint Ventures.

    On January 1, 1994, the Company changed its policy of accounting for the Joint Ventures by recording its equity in their losses based upon a three-month lag. As a result, the consolidated statement of operations for the six-month period ended June 30, 1995 reflects equity in losses of the Joint Ventures for the period from October 1, 1994 to March 31, 1995. The consolidated statement of operations for the six-months ended June 30, 1994 reflects equity in losses of the Joint Ventures for the period from January 1, 1994 to March 31, 1994. Had the Company applied this method from October 1, 1993, the effect on reported operating results for the six-months ended June 30, 1994 would not have been material.

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

    MITI has recorded its investments in Joint Ventures at cost, net of its equity in earnings or losses. Advances to the Joint Ventures under the line of credit agreements are reflected based on amounts recoverable under the credit agreement, plus accrued interest.

    Advances are made to Joint Ventures in the form of cash, for working capital purposes and for payment of expenses or capital expenditures, or in the form of equipment purchased on their behalf. Interest rates charged to the Joint Ventures range from the prime rate to the prime rate plus 2%. The credit agreements generally provide for the payment of principal and interest from 90% of the Joint Ventures' available cash flow, as defined, prior to any substantial distributions of dividends to the Joint Venture partners. MITI has entered into credit agreements with its Joint Ventures to provide up to $46,625 in funding of which $24,711 remains available. MITI funding commitments are contingent on its approval of the Joint Ventures' business plans.

    As of June 30, 1995, MITI's investments in and advances to the Joint Ventures were as follows:

                                              INVESTMENTS
                                                IN AND
                                              ADVANCES TO
                                                 JOINT       OWNERSHIP    YEAR VENTURE   DATE OPERATIONS
                   NAME                        VENTURES          %           FORMED         COMMENCED
-------------------------------------------   -----------    ---------    ------------   ----------------
Kosmos TV, Moscow, Russia..................     $ 5,555          50%          1991       May, 1992
Baltcom TV, Riga Latvia....................       6,355          50%          1991       June, 1992
Ayety TV, Tbilisi, Georgia.................       2,680          49%          1991       September, 1993
Kamalak, Tashkent, Uzbekistan..............       2,775          50%          1992       September, 1993
Baltcom Paging, Tallin, Estonia............       2,059          39%          1992       December, 1993
SAC-Radio, Moscow, Russia..................       1,496          51%          1994       January, 1994
Sun TV, Kishinev, Moldova..................       1,156          50%          1993       October, 1994
Raduga Paging, Nizhny Novgorod.............         479          45%          1993       October, 1994
Alma-TV, Almaty, Kazakstan.................         951          50%          1994       Pre-Operational
Telecom Georgia, Tibilisi, Georgia.........       2,447          30%          1994       September, 1994
Raduga TV, Nizhny Novgorod.................         177          50%          1994       Pre-Operational
Baltcom Plus, Riga, Latvia.................         758          50%          1994       April, 1995
Romsat TV, Bucharest, Romania..............       1,029          99%          1993       Pre-Operational
Minsk Cable, Minsk, Belarus................         803          50%          1993       Pre-Operational
Tbilisi Paging, Tbilisi, Georgia...........         608          45%          1993       November, 1994
Other......................................       3,805
                                              -----------
                                                $33,133
                                              -----------
                                              -----------

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES--(CONTINUED)

    Summarized combined financial information of Joint Ventures accounted for under the equity method is presented below as of and for the six-month period ended March 31, 1995. The combined information presented below includes Joint Ventures which had commenced operations as of March 31, 1995:

BALANCE SHEET

                                                                                      1995
                                                                                  ------------
   ASSETS
Current assets.................................................................     $  4,035
Investments in wireless systems and equipment, net.............................       32,767
Other assets...................................................................          701
                                                                                  ------------
      Total assets.............................................................     $ 37,503
                                                                                  ------------
                                                                                  ------------
    LIABILITIES AND CAPITAL
Current liabilities............................................................        6,367
Amount payable under MITI credit facility......................................       20,118
Other long-term liabilities....................................................        8,579
                                                                                  ------------
      Total liabilities........................................................       35,064
                                                                                  ------------
Joint ventures' capital........................................................        2,439
                                                                                  ------------
      Total liabilities and joint ventures' capital............................     $ 37,503
                                                                                  ------------
                                                                                  ------------

STATEMENT OF OPERATIONS

                                                                                   SIX-MONTH
                                                                                  PERIOD ENDED
                                                                                   MARCH 31,
                                                                                      1995
                                                                                  ------------
Revenues.......................................................................     $  6,966
                                                                                  ------------
Expenses:
  Cost of service..............................................................        3,696
  Selling, general and administrative..........................................        3,693
  Depreciation and amortization................................................        1,962
  Other........................................................................          323
                                                                                  ------------
Total expenses.................................................................        9,674
                                                                                  ------------
Operating loss.................................................................       (2,708)
Interest expense...............................................................          695
Other (loss)...................................................................          (19)
Foreign currency translation...................................................           21
                                                                                  ------------
      Net loss.................................................................     $ (3,401)
                                                                                  ------------
                                                                                  ------------

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

(3) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES--(CONTINUED)

    Financial information for Joint Ventures which are not yet operational is not included in the above summary. MITI's investment in and advances to those Joint Ventures at June 30, 1995 amounted to approximately $6,767.

(4) NOTES PAYABLE

    Notes payable are comprised of the following at June 30, 1995:

Notes payable to Metromedia Company......................   $40,430
Demand notes payable.....................................     5,500
                                                            -------
                                                            $45,930
                                                            -------
                                                            -------

    The demand notes payable bear interest at the prime rate and are guaranteed by several stockholders through September 30, 1995. A stockholder which guarantees $750,000 of these notes has indicated its intention to withdraw its guarantee effective September 30, 1995.

    Notes payable to Metromedia Company includes notes payable to Metromedia Company and affiliates of Metromedia Company and bear interest at rates between the prime rate and the prime rate plus 2% as published by Chemical Bank. These notes are due within one year from date of the notes.

(5) CONTINGENCIES

    Russian legislators have produced a draft law which contains a provision that would limit the ownership interest of foreign investors of commercial broadcast license holdings entities to 35%. This draft law passed the lower house of the Russian Federation legislature, the Duma, in February 1995, but was later rejected by the upper house of the Russian Federation, the Federal Council. It is not yet known whether a revised draft will be adopted by both houses of legislature and be signed into law by the President of the Russian Federation.

    It is also not yet known whether this law will be upheld as constitutional and consistent with Russian Federation treaty obligations or how it would be interpreted and applied by Russian Federation regulators to existing license holders. However, if the legislature passes a law restricting foreign ownership of broadcast license holding entities and such a law is found to be constitutional and fails to contain a grandfathering clause to protect existing companies, it could require MITI to reduce its ownership interests in Russian Joint Ventures. However, it is unclear how such reductions would be effected.

    Legislation has recently been passed in the Republic of Latvia which would limit to 20% the interest which a foreign person is permitted to own in entities engaged in certain communications businesses such as radio, cable television and other systems of transmission. This legislation could require MITI, within one year of the enactment of this legislation, to reduce to 20% its existing

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    SIX MONTHS ENDED JUNE 30, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

(5) CONTINGENCIES--(CONTINUED)

ownership interests in joint ventures which operate a wireless cable television system, paging system and FM radio station in Riga, Latvia.

(6) PROPOSED MERGER

    MITI is a party to a proposed merger agreement with Orion Pictures Corporation (Orion), The Actava Group, Inc. (Actava) and MCEG Sterling Corporation (the Merger) whereby the ownership interests of the companies will be combined in a stock-for-stock transaction.

    Under the terms of the Merger, stockholders of the Company will receive common stock of Actava which will be the surviving entity. It is currently anticipated that Metromedia Company and its affiliates would control the Board of Directors of the surviving entity as a result of the stock exchanges.

    Orion is 56% owned, directly and indirectly, by John W. Kluge and Stuart Subotnick.

    The Company has been named as a defendant in a lawsuit which is attempting to enjoin the proposed merger.

(7) INCOME TAXES

    The statutory Federal tax rates for the six-month periods ended June 30, 1995 and 1994 were 35%. The effective tax rates were zero for the six-month periods ended June 30, 1995 and 1994 due to the Company incurring net operating losses.

(8) COMMITMENTS

    During April, 1995, MITI entered into a commitment letter with OPIC whereby OPIC has agreed to provide loan guarantees enabling MITI's affiliates, ITI and ITISPS to borrow up to $29.9 million, such loan guarantees to be secured by MITI's indirect ownership interests in five wireless cable television Joint Ventures, and to be subject to the satisfaction of certain terms and conditions which include a transfer of the ownership interests in such joint ventures from ITI to ITISPS. These conditions are expected to be complied with by the end of 1995 at which time the funds will be available to ITI and ITISPS. The commitment letter with OPIC specifies that interest will be at a rate to be determined which is acceptable to OPIC and that guaranty fees and other fees will be imposed.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors KOSMOS TV:

    We have audited the accompanying balance sheets of Kosmos TV as of December 31, 1993 and September 30, 1994, and the related statements of operations, partners' capital, and cash flows for the year ended December 31, 1993 and the nine months ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kosmos TV as of December 31, 1993 and September 30, 1994, and the results of its operations and its cash flows for the year ended December 31, 1994 and the nine months ended September 30, 1994, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    KPMG

Moscow, Russia
March 24, 1995

                                   KOSMOS TV

                                 BALANCE SHEETS
                    DECEMBER 31, 1993 AND SEPTEMBER 30, 1994

                                                                        1993          1994
                                                                     ----------    -----------
   ASSETS
Cash..............................................................   $  152,285    $   447,047
Subscriber receivables, net of allowance for doubtful accounts of
  $10,000 in 1993 and $86,234 in 1994.............................       91,162        114,351
Other assets......................................................       20,934         94,854
Investment in wireless system and equipment, at cost, net of
  accumulated depreciation and amortization.......................    3,534,000      5,114,363
Intangible assets, net of accumulated amortization of $54,646 in
  1993 and $79,237 in 1994........................................      765,026        740,435
                                                                     ----------    -----------
      Total assets................................................   $4,563,407    $ 6,511,050
                                                                     ----------    -----------
                                                                     ----------    -----------

    LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
  Accounts payable................................................   $  124,370    $   461,885
  Accrued liabilities.............................................       82,059        113,284
  Advance payments received from customers........................      287,094        391,740
  Customer deposits...............................................      316,101        594,362
  Interest payable to related party...............................       --            339,295
  Related party credit agreement..................................    3,210,378      5,719,148
                                                                     ----------    -----------
      Total liabilities...........................................    4,020,002      7,619,714
Partners' capital (deficit).......................................      543,405     (1,108,664)
                                                                     ----------    -----------
      Total liabilities and partners' capital.....................   $4,563,407    $ 6,511,050
                                                                     ----------    -----------
                                                                     ----------    -----------

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                            STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1993 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994

                                                                        1993          1994
                                                                     ----------    -----------
Operating revenues................................................   $1,110,455    $ 1,407,258
Operating expenses:
  Programming and service costs...................................      745,982        842,053
  Selling, general and administrative.............................      738,198      1,059,539
  Depreciation and amortization...................................      555,490        783,919
                                                                     ----------    -----------
      Total costs and expenses....................................    2,039,670      2,685,511
                                                                     ----------    -----------
      Operating loss..............................................     (929,215)    (1,278,253)
Interest expense..................................................           --       (339,295)
Foreign currency loss.............................................      (62,318)       (34,521)
                                                                     ----------    -----------
      Net loss....................................................   $ (991,533)   $(1,652,069)
                                                                     ----------    -----------
                                                                     ----------    -----------

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                        STATEMENTS OF PARTNERS' CAPITAL
                    FOR THE YEAR ENDED DECEMBER 31, 1993 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994

                                                              ITI         ORPS          TOTAL
                                                           ---------    ---------    -----------
Partner's capital, December 31, 1992....................   $ 767,469    $ 767,469    $ 1,534,938
Net loss................................................    (495,766)    (495,767)      (991,533)
                                                           ---------    ---------    -----------
Partner's capital, December 31, 1993....................     271,703      271,702        543,405
Net loss................................................    (826,035)    (826,034)    (1,652,069)
                                                           ---------    ---------    -----------
Partner's deficit, September 30, 1994...................   $(554,332)   $(554,332)   $(1,108,664)
                                                           ---------    ---------    -----------
                                                           ---------    ---------    -----------

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                            STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1993 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994

                                                                        1993          1994
                                                                      ---------    -----------
Cash flows from operating activities
  Net loss.........................................................   $(991,533)   $(1,652,069)
  Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
    Depreciation and amortization..................................     555,490        783,919
    Bad debt expense...............................................          --         76,234
    Changes in assets and liabilities:
      Increase in subscriber receivables...........................     (55,758)       (99,423)
      Decrease (increase) in other assets..........................      28,801        (73,920)
      Increase in accounts payable and accrued liabilities.........      94,831        368,740
      Increase in advance payments received from customers.........     122,633        104,646
      Increase in customer deposits................................     204,051        278,261
      Increase in interest payable to related party................          --        339,295
                                                                      ---------    -----------
  Net cash (used in) provided by operating activities..............     (41,485)       125,683
Cash flows from investing activities--purchase of wireless system
  and equipment....................................................    (158,472)       (20,819)
Cash flows from financing activities--proceeds from related party
  under credit agreement...........................................     190,797        189,898
                                                                      ---------    -----------
      Net (decrease) increase in cash..............................      (9,160)       294,762
Cash, beginning of period..........................................     161,445        152,285
                                                                      ---------    -----------
Cash, end of period................................................   $ 152,285    $   447,047
                                                                      ---------    -----------
                                                                      ---------    -----------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

    For the year ended December 31, 1993 and for the nine months ended September 30, 1994, $1,463,798 and $2,318,872, respectively, of investment in wireless system and equipment was financed through credit agreements with a related party.

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                         NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1993 AND SEPTEMBER 30, 1994

1. ORGANIZATION AND ACTIVITIES

    Kosmos TV (the Company) was formed on March 1, 1991 and was registered as a Soviet-American Joint Venture under the laws of the USSR on July 9, 1991. The Company was formed by All-Union Radio and Television Transmitting Station of the USSR Ministry of Communications (ORPS) and Integration Communication International, Inc. (ICI) with each party agreeing to contribute 50 percent of the Company's capital. On May 6, 1991, ICI assigned its interest in the Company to International Telcell Group, Limited Partnership (ITG). International Telcell, Inc. (ITI) has assumed all rights and obligations of ITG as its legal successor. ITG was dissolved as a legal entity in December 1993.

    The Company was formed for the purpose of providing cable television programming in Moscow, Russia, through the use of "wireless cable" technology. Wireless cable provides television programming by transmitting a signal via microwave frequencies to antennas located at the subscribers premises.

    The partners' capital contribution amounted to a total of 4 million Soviet roubles which at the time the Company was established was US $2.2 million equivalent at the commercial exchange rate in effect at that time. The contribution consisted primarily of cash, frequency rights, broadcast tower and studio space, subscriber equipment, transmitter equipment and earth station satellite receiving equipment.

    The Company began its commercial operations in May, 1992. Its primary customers are hotels and foreign residents in Moscow, Russia.

    Since the break-up of the USSR, companies that were registered as joint ventures are now being re-registered as joint-stock companies under the laws of the Russian Federation. The Company re-registered as a joint-stock company in December, 1994.

    The Company is in an early stage of development and there can be no assurances that the Company will generate sufficient revenues from operations in order to meet operating expenditures and capital requirements. In order to finance operations and future capital requirements, the Company is dependent upon the continued financial support of one of its partners, ITI. ITI management plans to increase the subscriber base and thereby the Company's operating revenue by developing a broader band of programming packages, which are localized in language and, where possible, content. By offering the large local population an attractively priced basic package of programming and by increasing the existing level of service to foreign and commercial installations with pay per view events and movies, the Company can sufficiently increase the subscriber base to generate positive operating cash flow. To continue to develop the Company, and to establish profitable operations and positive cash flows, ITI management plans to reduce operating costs as a percentage of revenue and implementing management information systems, and a computerized customer service system. Management believes that advances in technology of wireless subscriber equipment will reduce capital investment per subscriber. It is the opinion of ITI management that segmented, target programming, and cost savings through automation of administrative functions combined with reduced investment in subscriber equipment will permit the Company to establish profitable operations and to generate sufficient revenues to cover all expenditures, including depreciation, such that a provision against permanent impairment in the value of assets is not required.

    The ability of the Company to establish profitable operations is also subject to special political and social risks inherent in doing business in Russia. These include matters arising out of policies of the Russian government, the economic conditions, imposition of or changes to taxes or other similar charges

                                   KOSMOS TV

                    DECEMBER 31, 1993 AND SEPTEMBER 30, 1994

1. ORGANIZATION AND ACTIVITIES--(CONTINUED)

by governmental bodies, foreign exchange fluctuations and controls, civil disturbances, deprivation or unenforceability of contract rights, and the taking of property without fair compensation.

2. SIGNIFICANT ACCOUNTING POLICIES

  Principles of accounting

    The statutory accounts of the Company are maintained in accordance with Russian accounting regulations and are stated in Russian roubles. The accompanying financial statements have been prepared in accordance with US generally accepted accounting principles (US GAAP) and have been translated to US dollars (USD) in accordance with the Statement on Financial Accounting Standards No. 52 (SFAS 52), "Accounting for Foreign Currency Translation". The Company's functional currency is the US dollar as virtually all equipment expenditures are made in USD and revenue is collected in USD equivalents. For US GAAP purposes only, in 1994 the Company changed its fiscal year end from December 31 to September 30.

    USD transactions are shown at their historical value. Foreign currency (Russian rouble) denominated accounts are converted into USD in accordance with accounting for highly inflationary economies under SFAS 52. Under this method, monetary assets and liabilities denominated in roubles are translated into USD at the prevailing period end exchange rate. All other assets and liabilities are translated at historic exchange rates. Revenues, expenses and cash flows have been translated, where practicable, at historic rates as of the date of the transaction. Otherwise, revenues, expenses and cash flows have been translated using monthly average rates. Foreign currency gains and losses resulting from the use of these different rates are included in the statement of operations. Rouble to USD exchange rates used at December 31, 1993 and September 30, 1994 were 1,247 and 2,596 roubles to 1 USD, respectively.

  Intangible Assets

    Included as intangible assets as of December 31, 1993 and September 30, 1994 are frequency rights valued at $491,804 and rights to transmit from the Ostankino television tower and studio space valued at $327,868. The Company is entitled to the rights and studio space. Amounts are being amortized over 25 years. Amortization expense on these amounts recorded in 1993 and 1994 amounted to $32,787 and $24,591, respectively. Amortization began in May 1992 when the rights were in place and operations began. The rights and studio space, together with cash and tangible assets, contributed by ORPS were valued at an amount equivalent to the historic costs of tangible assets contributed by ITG.

  Revenue Recognition

    Subscription revenues are recognized in the period of service. Installation fees are recognized as revenue upon subscriber hook-up as direct selling costs exceed installation fees.

                                   KOSMOS TV
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                    DECEMBER 31, 1993 AND SEPTEMBER 30, 1994

3. INVESTMENT IN WIRELESS SYSTEM AND EQUIPMENT

    The investment in wireless system and equipment is as follows:

                                                        1993          1994
                                                     ----------    -----------
Uninstalled subscriber equipment..................   $  451,775    $   569,722
Property and equipment............................    3,768,855      5,990,599
                                                     ----------    -----------
                                                      4,220,630      6,560,321
Less: Accumulated depreciation and amortization...     (686,630)    (1,445,958)
                                                     ----------    -----------
                                                     $3,534,000    $ 5,114,363
                                                     ----------    -----------
                                                     ----------    -----------

    Depreciation and amortization is calculated on a straight-line basis over the following useful lives:

Satellite reception and decoding equipment..........   15 years
Transmitter equipment...............................   15 years
Studio and installed subscriber equipment...........    5 years
Computers and software..............................    5 years
Vehicles............................................    3 years
Other...............................................    2 to 3 years

4. RELATED PARTY TRANSACTIONS

    The majority of the Company's equipment was contributed as part of the capital contribution or purchased from ITI under the credit agreement (note 6). Equipment purchases from ITI for the year ended December 31, 1993 and for the nine months ended September 30, 1994 amounted to $1,463,798 and $2,318,872 respectively. Cash contributions from ITI for the year ended December 31, 1993 and for the nine months ended September 30, 1994 amounted to $190,797 and $189,898, respectively. ITI also funds working capital and pays for certain costs on behalf of the Company which are financed through the cash advances under on the credit agreement.

    In addition, the Company received programming from ITI in the amount of $48,543 and $99,956 for 1993 and 1994, respectively. Amounts due to ITI, included in accounts payable, are $48,543 and $148,499 for 1993 and 1994, respectively.

5. MAJOR CUSTOMERS

    During 1993, a major hotel and the US embassy in Moscow accounted for 14% and 5% of the Company's revenues, respectively. During 1994, a major hotel and an apartment complex in Moscow accounted for 7% and 6% percent of the Company's revenues, respectively.

6. CREDIT AGREEMENT

    On October 31, 1993, the Company signed an amended agreement (the Agreement) with ITI to establish a credit line of $10 million. This amended agreement included all funds transferred to the Company or spent for the benefit of the Company from inception to the extent such funds were in excess of those applied to ITG's capital contribution. The Agreement provides that all borrowings under the credit line are secured by the investment in wireless system and equipment and accounts receivable of

                                   KOSMOS TV

                    DECEMBER 31, 1993 AND SEPTEMBER 30, 1994

6. CREDIT AGREEMENT--(CONTINUED)

the Company. Borrowings under the Agreement amounted to $3,210,378 and $5,719,148 as of December 31, 1993 and September 30, 1994, respectively.

    Interest on borrowings commenced on January 1, 1994 and will continue to accrue on unpaid borrowings at the prime rate announced by Morgan Guaranty Trust Company. The interest rate at September 30, 1994 was 7.75%. Interest payments are payable, in arrears, on the last day of each quarter. Mandatory principal payments are payable within 60 days after the end of each quarter and shall be equal to 90 percent of net available income, as defined by the agreement, for that quarter. The Company may at any time prepay without premium or penalty. All payments will first be applied to any unpaid interest and then to the outstanding principal balance. A 10 percent penalty is imposed on any amounts which become overdue. All borrowings under the Agreement must first be submitted to ITI for approval prior to funding. The Agreement may be terminated at the option of the Company or ITI on May 29, 2000, however if the Agreement is not terminated at this time it will be automatically renewed for two more years. No dividends can be paid while the credit line is outstanding. As the Company has not generated net available income, as defined above, no payments were made during 1993 or 1994.

7. TAXES

    Certain non-deductible expenses under Russian accounting rules will cause differences between income determined under Russian profits tax rules and income before taxes computed under GAAP. Further, temporary differences will arise due to variations in depreciation rates required under Russian accounting rules and those used in GAAP reporting. Due to the uncertainty regarding future tax rules and regulations, no provision for deferred taxes has been made for the year ended December 31, 1993 or for the nine months ended September 30, 1994.

8. DRAFT LEGISLATION

    Russian legislators have produced a draft law which contains a provision that would limit the ownership interest of foreign investors of commercial broadcast license holding entities to 35%. This draft law passed the lower house of the Russian Federation legislation, the Duma, in February 1995, but was later rejected by the upper house of the Russian Federation, the Federal Council. It is not yet known whether a revised draft will be adopted by the President of the Russian Federation. It is also not yet known whether this law will be upheld as constitutional and consistent with Russian Federation treaty obligations or how it would be interpreted and applied by Russian Federation regulators to existing license holders. However, if the legislature passes a law restricting foreign ownership of broadcast license holding entities and such a law is found to be constitutional and fails to contain a grandfathering clause to protect existing companies, it could require ITI to divest themselves of a portion of their ownership interests in the Company.

                                   KOSMOS TV

                                 BALANCE SHEET
                                 MARCH 31, 1995
                                  (UNAUDITED)

ASSETS:                                                                             1995
                                                                                 -----------
Cash..........................................................................   $ 1,051,381
Subscriber receivables, net of allowance for doubtful accounts $178,711 in
  1995........................................................................       268,067
Other assets..................................................................       255,255
Investment in wireless system and equipment, at cost, net of accumulated
  depreciation and amortization...............................................     5,787,814
Intangible assets, net of accumulated amortization of $95,631.................       724,041
                                                                                 -----------
    Total assets..............................................................   $ 8,086,558
                                                                                 -----------

LIABILITIES & STOCKHOLDERS' EQUITY:
Liabilities:
  Accounts payable............................................................   $   225,085
  Accrued liabilities.........................................................       650,659
  Advance payments received from customers....................................       619,474
  Customer deposits...........................................................       899,754
  Interest payable to related party...........................................       700,000
  Related party credit agreement..............................................     7,055,829
                                                                                 -----------
    Total liabilities.........................................................    10,150,801
Stockholders' equity (deficit)................................................    (2,064,243)
                                                                                 -----------
    Total liabilities and stockholders' equity................................   $ 8,086,558
                                                                                 -----------
                                                                                 -----------

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                            STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED MARCH 31, 1995
                   AND THE THREE MONTHS ENDED MARCH 31, 1994
                                  (UNAUDITED)

                                                                    SIX MONTHS       THREE MONTHS
                                                                      ENDED             ENDED
                                                                  MARCH 31, 1995    MARCH 31, 1994
                                                                  --------------    --------------
Operating revenues.............................................     $1,584,024        $  333,639
Operating expenses:
  Programming and service costs................................        970,652           246,420
  Selling, general and administrative..........................        484,660           219,061
  Depreciation and amortization................................        704,549           239,797
                                                                  --------------    --------------
    Total costs and expenses...................................      2,159,861           705,278
                                                                  --------------    --------------
    Operating loss.............................................       (575,837)         (371,639)
Interest expense...............................................       (360,705)          (74,724)
Foreign currency gain (loss)...................................        (19,037)           (5,117)
                                                                  --------------    --------------
    Net loss...................................................     $ (955,579)       $ (451,480)
                                                                  --------------    --------------
                                                                  --------------    --------------

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                            STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED MARCH 31, 1995
                   AND THE THREE MONTHS ENDED MARCH 31, 1994
                                  (UNAUDITED)

                                                                    SIX MONTHS       THREE MONTHS
                                                                      ENDED             ENDED
                                                                  MARCH 31, 1995    MARCH 31, 1994
                                                                  --------------    --------------
Cash flows from operating activities
  Net loss.....................................................     $ (955,579)       $ (451,480)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation and amortization..............................        704,549           239,797
    Changes in assets and liabilities:
      (Increase) decrease in subscriber receivables............       (153,716)           32,980
      Increase in other assets.................................       (160,401)           (7,726)
      Increase (decrease) in accounts payable and accrued
        liabilities............................................        300,575           (43,036)
      Increase in advance payments received from customers.....        227,734            71,045
      Increase in customer deposits............................        305,392           104,945
      Increase in interest payable to related party............        360,705            74,724
                                                                  --------------    --------------
  Net cash provided by operating activities....................        629,259            21,249
Cash flows from investing activities--purchase of wireless
  system and equipment.........................................        (24,925)          (40,567)
Cash flows from financing activities--proceeds from related
  party under credit agreement.................................        --                --
                                                                  --------------    --------------
  Net increase (decrease) in each..............................        604,334           (19,318)
Cash, beginning of period......................................        447,047           152,285
                                                                  --------------    --------------
Cash, end of period............................................     $1,051,381        $  132,967
                                                                  --------------    --------------
                                                                  --------------    --------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

    For the six months ended March 31, 1995 and three months ended March 31, 1994, $1,336,681 and $1,034,731, respectively, of investment in wireless system and equipment was financed through credit agreements with a related party.

  The accompanying notes to financial statements are an integral part of these financial statements.

                                   KOSMOS TV

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1995
                                  (UNAUDITED)

1. ORGANIZATION AND ACTIVITIES

    Kosmos TV (the Company) was formed on March 1, 1991 and was registered as a Soviet-American Joint Venture under the laws of the USSR on July 9, 1991. The partners of the Company are All-Union Radio and Television Transmitting Station of the USSR Ministry of Communications (ORPS) and International Telcell, Inc.
(ITI), each with a 50 percent interest in the Company.

    The Company was formed for the purpose of providing cable television programming in Moscow, Russia, through the use of "wireless cable" technology. Wireless cable provides television programming by transmitting a signal via microwave frequencies to antennas located at the subscribers' premises.

    The partners' capital contribution amounted to a total of 4 million Soviet roubles which at the time the Company was established was US $2.2 million equivalent at the commercial exchange rate in effect at that time. The contribution consisted primarily of cash, frequency rights, broadcast tower and studio space, subscriber equipment, transmitter equipment and earth station satellite receiving equipment.

    The Company began its commercial operations in May 1992. Its primary customers are hotels and foreign residents in Moscow, Russia.

    Since the break-up of the USSR, companies that were registered as joint ventures are now being re-registered as joint-stock companies under the laws of the Russian Federation. The Company re-registered as a closed-type joint-stock company in March 1994.

    The Company is in an early stage of development and there can be no assurances that the Company will generate sufficient revenues from operations in order to meet operating expenditures and capital requirements. In order to finance operations and future capital requirements, the Company is dependent upon the continued financial support of one of its partners, ITI. Management plans to increase the subscriber base and thereby the Company's operating revenue by developing a broader band of programming packages, which are localized in language and, where possible, content. By offering the large local population an attractively priced basic package of programming and by increasing the existing level of service to foreign and commercial installations with pay-per-view events and movies, the Company believes it can sufficiently increase the subscriber base to generate positive operating cash flow. To continue to develop the Company, and to establish profitable operations and positive cash flows, management plans to reduce operating costs as a percentage of revenue by implementing management information systems and a computerized customer service system. Capital investment per subscriber will be reduced by substituting lower cost subscriber equipment where practicable and by increasing the leverage of existing delivery systems. It is the opinion of management that segmented, targeted programming, and cost savings through automation of administrative functions combined with reduced investment in subscriber equipment will permit the Company to establish profitable operations and to generate sufficient revenues to cover all expenditures, including depreciation, such that a provision against permanent impairment in the value of assets is not required.

    The ability of the Company to establish profitable operations is also subject to special political and social risks inherent in doing business in Russia. These include matters arising out of the policies of the Russian government, the economic conditions, imposition of or changes to taxes or other similar charges by government bodies, foreign exchange fluctuations and controls, civil disturbances, deprivation or unenforceability of contract rights and the taking of property without fair compensation.

                                   KOSMOS TV

                                 MARCH 31, 1995
                                  (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF ACCOUNTING

    The statutory accounts of the Company are maintained in accordance with Russian accounting regulations and are stated in Russian roubles. The accompanying financial statements have been prepared in accordance with US generally accepted accounting principles (US GAAP) and have been translated to US dollars (USD) in accordance with the Statement on Financial Accounting Standards No. 52 (SFAS 52), "Accounting for Foreign Currency Translation". The Company's functional currency is the US dollar as virtually all equipment expenditures are made in USD and revenue is collected in USD equivalents. For US GAAP purposes only, in 1994 the Company changed its fiscal year end from December 31 to September 30.

    USD transactions are shown at their historical value. Foreign currency (Russian rouble) denominated accounts are converted into USD in accordance with accounting for highly inflationary economies under SFAS 52. Under this method, monetary assets and liabilities denominated in roubles are translated into USD at the prevailing period end exchange rate. All other assets and liabilities are translated at historic exchange rates. Revenues, expenses and cash flows have been translated, where practicable, at historic rates as of the date of the transaction. Otherwise, revenues, expenses and cash flows have been translated using monthly average rates. Foreign currency gains and losses resulting from the use of these different rates are included in the statement of operations. Rouble to USD exchange rates used at March 31, 1995 were 4,897 roubles to 1 USD.

INTANGIBLE ASSETS

    Included as intangible assets as of March 31, 1995 are frequency rights valued at $491,804 and rights to transmit from the Ostankino television tower and studio space valued at $327,868. The Company is entitled to the rights and studio space. Amounts are being amortized over 25 years. Amortization expense on these amounts recorded for the six months ended March 31, 1995 and three months ended March 31, 1994 amounted to $16,394 and $8,197, respectively. Amortization began in May 1992 when the rights were in place and operations began. The rights and studio space, together with cash and tangible assets, contributed by ORPS were valued at an amount equivalent to the historic costs of tangible assets contributed by ITI.

REVENUE RECOGNITION

    Subscription revenues are recognized in the period of service. Installation fees are recognized as revenue upon subscriber hook-up as direct selling costs exceed installation fees.

BASIS OF PRESENTATION

    The financial statements included herein have been prepared by the management of the Company without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of Company management, the accompanying financial statements as of March 31, 1995 and for the six months ended March 31, 1995 and three months ended March 31, 1994 include all adjustments considered necessary for a fair presentation. Results of operations for interim periods are not necessarily indicative of a full year's operations.

                                   KOSMOS TV

                                 MARCH 31, 1995
                                  (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

    These financial statements should be read in conjunction with the September 30, 1994 financial statements and related notes thereto.

3. INVESTMENT IN WIRELESS SYSTEM AND EQUIPMENT

    The investment in wireless system and equipment is as follows:

                                                                    1995
Property and equipment........................................   $ 7,921,926
Less: Accumulated depreciation and amortization...............    (2,134,112)
                                                                 -----------
                                                                 $ 5,787,814
                                                                 -----------

    Depreciation and amortization is calculated on a straight-line basis over the following useful lives:

Satellite reception and decoding equipment..................   15 years
Transmitter equipment.......................................   15 years
Studio and installed subscriber equipment...................    5 years
Computer and software.......................................    5 years
Vehicles....................................................    3 years
Other.......................................................    2 to 3 years

4. RELATED PARTY TRANSACTIONS

    The majority of the Company's equipment was contributed as part of the capital contribution or purchased from ITI under the credit agreement (note 6). Equipment purchases from ITI for the six months ended March 31, 1995 and the three months ended March 31, 1994 amounted to $1,336,681 and $1,034,731, respectively. No cash contributions were made for the six months ended March 31, 1995 and the three months ended March 31, 1994. ITI also funds working capital and pays for certain costs on behalf of the Company which are financed through the cash advances under on the credit agreement.

    In addition, the Company received programming from ITI in the amount of $130,684 and $16,181 for the six months ended March 31, 1995 and the three months ended March 31, 1994, respectively. Amounts due to ITI included in accounts payable are $279,183 at March 31, 1995.

5. MAJOR CUSTOMERS

    During the six months ended March 31, 1995, a major hotel and an apartment complex in Moscow accounted for 7% and 6% of the Company's revenues, respectively. During the three months ended March 31, 1994, a major hotel and an apartment complex in Moscow accounted for 8% and 7% of the Company's revenues, respectively.

6. CREDIT AGREEMENT

    On October 31, 1993, the Company signed an amended agreement (the Agreement) with ITI to establish a credit line of $10 million. This amended agreement included all funds transferred to the

                                   KOSMOS TV

                                 MARCH 31, 1995
                                  (UNAUDITED)

6. CREDIT AGREEMENT--(CONTINUED)

Company or spent for the benefit of the Company from inception to the extent such funds were in excess of those applied to ITI's capital contributions. The Agreement provides that all borrowings under the credit line are secured by the investment in wireless system and equipment and accounts receivable of the Company. Borrowings under the Agreement amounted to $7,055,829 as of March 31, 1995.

    Interest on borrowings commenced on January 1, 1994 and will continue to accrue on unpaid borrowings at the prime rate announced by Morgan Guaranty Trust Company. Interest payments are payable, in arrears, on the last day of each quarter. Mandatory principal payments are payable within 60 days after the end of each quarter and shall be equal to 90 percent of net available income, as defined by the agreement, for that quarter. The Company may at any time prepay without premium or penalty. All payments will first be applied to any unpaid interest and then to the outstanding principal balance. A 10 percent penalty is imposed on any amounts which become overdue. All borrowings under the Agreement must first be submitted to ITI for approval prior to funding. The Agreement may be terminated at the option of the Company or ITI on May 29, 2000, however if the Agreement is not terminated at this time it will be automatically renewed for two more years. No dividends can be paid while the credit line is outstanding. As the Company has not generated net available income, as defined above, no payments were made during the six months ended March 31, 1995 and the three months ended March 31, 1994.

7. TAXES

    Certain non-deductible expenses under Russian accounting rules will cause differences between income determined under Russian profits tax rules and income before taxes computed under GAAP. Further, temporary differences will arise due to variations in depreciation rates required under Russian accounting rules and those used in GAAP reporting. Due to the uncertainty regarding future tax rules and regulations, no provision for deferred taxes has been made for the quarter ended March 31, 1995.

8. DRAFT LEGISLATION

    Russian legislators have produced a draft law which contains a provision that would limit the ownership interest of foreign investors of commercial broadcast license holding entities to 35%. This draft law passed the lower house of the Russian Federation legislation, the Duma, in February 1995, but was later rejected by the upper house of the Russian Federation, the Federal Council. It is not yet known whether a revised draft will be adopted by both houses of legislature and be signed into law by the President of the Russian Federation. It is also not yet known whether this law will be upheld as constitutional and consistent with Russian Federation treaty obligations or how it would be interpreted and applied by Russian Federation regulators to existing license holders. However, if the legislature passes a law restricting foreign ownership of broadcast license holding entities and such a law is found to be constitutional and fails to contain a grandfathering clause to protect existing companies, it could require ITI to divest themselves of a portion of their ownership interests in the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MCEG STERLING INCORPORATED:

    We have audited the accompanying consolidated balance sheets of MCEG Sterling Incorporated and subsidiaries as of March 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCEG Sterling Incorporated and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

                                               /s/ ARTHUR ANDERSEN LLP
                                          ......................................
                                                   ARTHUR ANDERSEN LLP

Los Angeles, California
May 19, 1995

                           MCEG STERLING INCORPORATED
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                 MARCH 31,
                                                                              ----------------
                                                                               1995      1994
                                                                              ------    ------
ASSETS
Cash.......................................................................   $  382    $2,079
Receivables, net...........................................................    3,842     1,864
Film costs, net............................................................    3,518     4,212
Other assets...............................................................      404       407
Investment in subsidiary held for disposition..............................     --        --
                                                                              ------    ------
                                                                              $8,146    $8,562
                                                                              ------    ------
                                                                              ------    ------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable...........................................................   $  556    $  325
Accrued participations and residuals.......................................    2,174     1,467
Accrued production and other liabilities...................................    1,018     3,228
Note payable...............................................................      495      --
Deferred revenues..........................................................      166       249
                                                                              ------    ------
                                                                               4,409     5,269
                                                                              ------    ------
Commitments and contingencies

Stockholders' Equity
  Preferred stock-- Par $.01, 1 million authorized,
                  None outstanding.........................................     --        --
  Common stock-- Par $.001, 25 million authorized
                 11.2 million and 11 million outstanding...................       11        11
Paid in capital............................................................    1,989     1,972
Retained earnings..........................................................    1,737     1,310
                                                                              ------    ------
                                                                               3,737     3,293
                                                                              ------    ------
                                                                              $8,146    $8,562
                                                                              ------    ------
                                                                              ------    ------

   The accompanying notes are an integral part of these consolidated balance sheets.

                           MCEG STERLING INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       YEARS ENDED MARCH 31,
                                                                    ---------------------------
                                                                     1995      1994      1993
                                                                    ------    ------    -------
REVENUES
Film distribution................................................   $5,966    $5,262    $ 4,652
Participations and consulting....................................    2,477     2,577      2,485
                                                                    ------    ------    -------
                                                                     8,443     7,839      7,137
                                                                    ------    ------    -------
EXPENSES
Costs of revenues................................................    4,656     4,366      3,985
General and administrative.......................................    3,330     2,768      2,638
                                                                    ------    ------    -------
                                                                     7,986     7,134      6,623
                                                                    ------    ------    -------
INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY
ITEM.............................................................      457       705        514
Provision for income taxes.......................................      198       305        230
                                                                    ------    ------    -------
INCOME BEFORE EXTRAORDINARY ITEM.................................      259       400        284
Extraordinary item--gain relating to reorganization
proceedings......................................................     --         150      --
                                                                    ------    ------    -------
NET INCOME.......................................................   $  259    $  550    $   284
                                                                    ------    ------    -------
                                                                    ------    ------    -------
Income per common share
  Income before extraordinary item...............................   $ 0.02    $ 0.04    $  0.03
  Extraordinary item.............................................     --        0.01      --
                                                                    ------    ------    -------
  Net income.....................................................   $ 0.02    $ 0.05    $  0.03
                                                                    ------    ------    -------
                                                                    ------    ------    -------
Average number of common shares outstanding......................   11,160    10,714      9,935
                                                                    ------    ------    -------
                                                                    ------    ------    -------

 The accompanying notes are an integral part of these consolidated statements.

                           MCEG STERLING INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                         YEARS ENDED MARCH 31, 1995, 1994 AND 1993
                                              ----------------------------------------------------------------
                                                           COMMON STOCK                              TOTAL
                                              PREFERRED   ---------------   PAID-IN   RETAINED   STOCKHOLDER'S
                                               STOCKS     SHARES   AMOUNT   CAPITAL   EARNINGS      EQUITY
                                              ---------   ------   ------   -------   --------   -------------
Balance at March 31, 1992...................   $--        10,000    $ 10    $ 1,943   $ --          $ 1,953
Net income..................................    --          --      --        --          284           284
Reduction to taxes payable due to NOL.......    --          --      --        --          181           181
Stock repurchases...........................    --          (130)   --          (60)    --              (60)
                                              ---------   ------   ------   -------   --------   -------------
Balance at March 31, 1993...................    --         9,870      10      1,883       465         2,358
Net income..................................    --          --      --        --          550           550
Reduction to taxes payable due to NOL.......    --          --      --        --          295           295
Stock issued for services...................    --         1,125       1         89     --               90
                                              ---------   ------   ------   -------   --------   -------------
Balance at March 31, 1994...................    --        10,995      11      1,972     1,310         3,293
Net income..................................    --          --      --        --          259           259
Reduction to taxes payable due to NOL.......    --          --      --        --          168           168
Stock issued for services...................    --           220    --           17     --               17
                                              ---------   ------   ------   -------   --------   -------------
Balance at March 31, 1995...................    $--       11,215    $ 11    $ 1,989    $1,737       $ 3,737
                                              ---------   ------   ------   -------   --------   -------------
                                              ---------   ------   ------   -------   --------   -------------

 The accompanying notes are an integral part of these consolidated statements.

                           MCEG STERLING INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                       YEARS ENDED MARCH 31,
                                                                   -----------------------------
                                                                    1995       1994       1993
                                                                   -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) before provision for income taxes and
  extraordinary item............................................   $   457    $   705    $   514
                                                                   -------    -------    -------

Charges to income not requiring cash outlays
  Amortization of film costs....................................     3,645      3,125      2,814
  Depreciation..................................................        90         72         40
  Provision for doubtful accounts...............................       167         27         14

Changes in operating activities
  Receivables...................................................    (1,583)      (308)       451
  Film costs....................................................    (2,485)    (3,440)       (43)
  Other assets..................................................       (68)        99         (9)
  Accounts payable..............................................       253        (18)       169
  Accrued participations and residuals..........................       171        171        (86)
  Accrued production and other liabilities......................    (2,291)     1,368     (1,732)
  Deferred revenues.............................................       (83)    (1,401)       (62)
                                                                   -------    -------    -------
                                                                    (2,184)      (305)     1,556
                                                                   -------    -------    -------
Cash flows provided by (used in) operations before income
  taxes.........................................................    (1,727)       400      2,070
  Income taxes paid, net........................................       (35)       (14)       (80)
                                                                   -------    -------    -------

Cash flows provided by (used in) operations.....................    (1,762)       386      1,990
                                                                   -------    -------    -------

INVESTING ACTIVITIES
  Acquisitions, net of cash acquired of $85.....................      (411)     --         --
  Property and equipment........................................       (19)      (198)      (136)
                                                                   -------    -------    -------
                                                                      (430)      (198)      (136)
                                                                   -------    -------    -------
FINANCING ACTIVITIES
  Borrowings....................................................       760        500      --
  Reduction of borrowings.......................................      (265)      (500)     --
  Stock repurchases.............................................     --           (40)       (20)
                                                                   -------    -------    -------
                                                                       495        (40)       (20)
                                                                   -------    -------    -------

INCREASE (DECREASE) IN CASH.....................................    (1,697)       148      1,834
Cash beginning of year..........................................     2,079      1,931         97
                                                                   -------    -------    -------

CASH, END OF YEAR...............................................   $   382    $ 2,079    $ 1,931
                                                                   -------    -------    -------
                                                                   -------    -------    -------

 The accompanying notes are an integral part of these consolidated statements.

                           MCEG STERLING INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

    MCEG Sterling Incorporated and its subsidiaries (the "Company") operate in one business segment, filmed entertainment. Business activities include the distribution and exploitation in all media of its licensed and internally produced film libraries to both domestic and foreign distributors and end users. The Company produces motion pictures and other entertainment product after considering all aspects of the creative and financial requirements, including financial commitments from major third-party distributors or co-venturers which limit the overall financial risk of producing films, television and other programming. The Company also provides consulting assistance to financially distressed entertainment companies. Services provided to consulting clients include markets and products consistent with the Company's distribution and exploitation activities.

    The Company was formed on March 30, 1992 upon the effectiveness of a Plan of Reorganization (the "Plan") which was approved by the United States Bankruptcy Court in the Central District of California (the "Bankruptcy Court") on March 19, 1992. A summary of the principal provisions of the Plan is set forth in Note 12.

    The following is a summary of the Company's significant accounting policies.

  Principles of Consolidation and Basis of Presentation

    All subsidiaries are wholly-owned. All intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current year presentation.

    As more fully described in Note 12, the consolidated financial statements include the accounts of the predecessor company, except as follows: (i) Two subsidiaries were not included in the Plan and are not consolidated with the Company's accounts. The entities, which are still in Chapter 11 bankruptcy proceedings and remain under the control of the Bankruptcy Court and the U.S. Trustee, are Media Resources Credit Corporation ("MRCC") and Sterling Entertainment Company ("Sterling"); and (ii) A third subsidiary, Badger Holdings, Inc. ("Badger"), acquired in July 1993, is being held solely for liquidation purposes and is not consolidated as part of the Company's continuing operations. See Note 11 for further discussion regarding Badger.

  Revenue Recognition

    Revenues from domestic television and home video and foreign license agreements, which include the receipt of non-refundable guaranteed advances by the Company, are recognized when the license period begins, the film is available for exhibition or exploitation and other conditions of sale are met. Advances received prior to the availability of the film are classified as Deferred Revenues in the accompanying consolidated balance sheets. If the license agreements do not require payment of a minimum guarantee to the Company or amounts are earned in excess of non-refundable guarantees, revenues are recognized when the Company's share of the income from exhibition or exploitation is reported by distributors.

    Revenues and costs for films made under production service agreements and for consulting services are recognized proportionately as the services are rendered. The Company accounts for revenues

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

related to its long term consulting contracts, including its contract with the former parent of Badger in connection with the liquidation of Badger (See Note
11), under the percentage-of-completion method pursuant to Statement of Position 81-1. The cumulative effect of revisions to estimated contract revenue is recorded in the period in which the facts requiring the revisions become known. Certain revenues relating to delivery and acceptance of television product are deferred until all contingencies, including final acceptance by the foreign distributor, have been resolved.

  Film Costs

    Film costs consist of acquisition costs of rights and direct production costs, which include prints, advertising and other costs expected to benefit future periods. Film costs, stated at lower of amortized cost or estimated net realizable value, are amortized, and participation expense is accrued, in the ratio that the current period's gross revenues bear to estimated total gross revenues from all sources on an individual production or library basis. In management's opinion, amortization of the library approximates amortization under the individual film forecast method. Estimates of total gross revenues are reviewed periodically and amortization is adjusted accordingly, based upon management's appraisal of current market conditions. If management's estimate indicates a loss, the full amount of the loss is charged against current operations.

    In certain instances, the Company acquires film rights whereby the producer retains a participation in the profits, as defined. Such participations are payable after the Company recovers its advance plus allowed costs.

  Other Assets

    Included in Other Assets are prepaids and property and equipment. Leasehold improvments and office furniture and equipment are depreciated on a straight-line basis using estimated service lives of five years.

  Earnings per Common Share

    Per share amounts are computed by dividing net income by the weighted average number of common shares outstanding during the period. No options were outstanding at March 31, 1995 and 1994 under the Company's Stock Awards Plan. A total of 11,215,000 and 10,995,000 shares of Common Stock, par value $.001, issued and to be issued pursuant to the Plan, were considered outstanding as of March 31, 1995 and 1994, respectively.

  Statement of Cash Flows

    The Company prepares its statements of cash flows using the indirect method as defined under statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." Required cash and non-cash transaction disclosures are as follows:

    During fiscal years 1995 and 1994, the Company made cash payments of approximately $35,000 and $14,000 for income taxes, respectively.

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

    The Consolidated Statements of Cash Flows does not include the Provision for Income Taxes of $198,000, $305,000 and $230,000 for 1995, 1994, and 1993,
respectively, and the 1994 gain due to the reorganization of $150,000, which are charges not requiring cash outlays.

    The Company issued common stock, valued at its estimated market value at the date of issuance of approximately $17,000 ($.08 per share) and $89,000 ($.08 per share), for the years ended 1995 and 1994, respectively. These shares were issued in accordance with the Company's 1994 Employee Incentive Bonus Plan.

NOTE 2. RECEIVABLES

                                                              1995      1994
                                                             ------    ------
Foreign distribution agreements...........................   $2,727    $1,738
Domestic distribution agreements..........................      760      --
Participation and consulting agreements...................      636       219
Notes receivable and other................................      242       263
                                                             ------    ------
                                                              4,365     2,220
Less allowances for doubtful accounts.....................     (523)     (356)
                                                             ------    ------
                                                             $3,842    $1,864
                                                             ------    ------
                                                             ------    ------

    At March 31, 1995, receivables include $242,000 in secured notes from third parties payable on demand with interest accruing at prime plus 2%.

    The Company is currently consulting with a number of financially troubled entertainment companies. The Company is administering its unreorganized subsidiary, MRCC, for the benefit of MRCC's creditors, pursuant to a Bankruptcy Court order in which the Company receives a fee of 20% of cash collections on assets of MRCC, as well as reimbursement of certain distribution costs and expenses. For the years ended March 31, 1995 and 1994, fees from MRCC aggregated $300,000 and $73,000 respectively.

NOTE 3. FILM COSTS

                                                            1995       1994
                                                           -------    -------
Completed and released..................................   $13,102    $10,038
Less accumulated amortization...........................    (9,584)    (5,939)
                                                           -------    -------
                                                             3,518      4,099
In development..........................................     --           113
                                                           -------    -------
                                                           $ 3,518    $ 4,212
                                                           -------    -------
                                                           -------    -------

    Based on management's total gross revenue estimates as of March 31, 1995, approximately 85% of unamortized completed and released film costs will be amortized during the next three years. In October 1994, the Company acquired two film libraries having both domestic and international rights available on approximately 100 titles for an aggregate purchase price of $495,000. Subsequent to

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3. FILM COSTS--(CONTINUED)

March 31, 1995, the Company committed to acquire foreign rights for six films for a minimum guarantee of approximately $9.5 million payable through December 1996.

    Costs of revenues include amortization of film costs, direct royalty expenses, and other direct distribution and consulting costs. Costs of revenues in 1995 and 1994 include direct royalty distribution and consulting costs attributable to a related party, Mr. Hyde, the Company's Chief Executive Officer, aggregating $30,000 and $33,000, respectively. At March 31, 1995 and 1994, included in Accrued Participations and Residuals are $10,000 and $5,000, respectively owed to an affiliate of Mr. Hyde for royalty expenses on certain titles acquired for distribution in the Patriot Entertainment merger. No other related party payables were outstanding at March 31, 1995 and 1994.

NOTE 4. ACCOUNTS PAYABLE

                                                                1995    1994
                                                                ----    ----
Accounts payable.............................................   $ 86    $126
Payroll and related liabilities..............................    450     174
State income taxes payable...................................     20      25
                                                                ----    ----
                                                                $556    $325
                                                                ----    ----
                                                                ----    ----

    Included in Payroll and Related Liabilities is approximately $414,000 at March 31, 1995 for estimated cash bonuses payable to all Company employees and eligible consultants. See Note 9 regarding bonus commitments for 1995.

NOTE 5. ACCRUED PRODUCTION AND OTHER LIABILITIES

                                                              1995      1994
                                                             ------    ------
Production liabilities....................................   $  681    $2,620
Bankruptcy related liabilities, Note 12...................      270       579
Accrued lease obligation..................................       67        29
                                                             ------    ------
                                                             $1,018    $3,228
                                                             ------    ------
                                                             ------    ------

    Included in Production Liabilities as of March 31, 1995 is $600,000 due to NBC Productions for certain costs relating to the renewal of the television series "Homicide", all of which was subsequently paid to NBC Productions in April 1995. Under an agreement with NBC Productions, the Company earned executive producer fees for the series totalling $214,000 in fiscal 1995.

NOTE 6. NOTE PAYABLE

                                                                1995    1994
                                                                ----    ----
Note payable.................................................   $495    $ --
                                                                ----    ----
                                                                ----    ----

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6. NOTE PAYABLE--(CONTINUED)

    MCEG Sterling Computer Services, a wholly-owned subsidiary of the Company ("Sterling Computer"), and Metromedia company ("Metromedia"), entered into a Credit Agreement and Pledge Agreement dated November 8, 1994 (the "Loan Documents") pursuant to which Metromedia loaned to Sterling Computer $495,000 (the "Metromedia-Sterling Loan") to fund the acquisition of certain film library assets by the Company. The Company and Metromedia entered into a letter agreement dated as of November 8, 1994 pursuant to which the Company has guaranteed all obligations of Sterling Computer under the Loan Documents. The Metromedia-Sterling Loan matures not later than December 31, 1995 and accrues interest at a rate per annum equal to Chemical Bank's then announced prime rate. The Metromedia-Sterling Loan is secured by a pledge of the stock of a subsidiary of the Company, which holds title to the film library assets acquired with the proceeds of the Metromedia-Sterling Loan.

    It is a condition to the consummation of the merger agreement (See Note 13. Subsequent Events.) and the transactions contemplated thereby, that the indebtedness of the Company and its affiliates to Metromedia and its affiliates be refinanced or repaid in full at the Closing.

NOTE 7. DEFERRED REVENUES

                                                                1995    1994
                                                                ----    ----
  Domestic and foreign distribution contracts................   $166    $249
                                                                ----    ----
                                                                ----    ----

    In 1988 and 1990, Viacom International was licensed pay and free television rights to eleven of the Company's films, ten of which were internally produced. The minimum guarantees paid were confirmed in a settlement approved by the Bankruptcy Court. Based on availability, the Company recognized $1,362,000 in revenues in 1994 under this agreement.

NOTE 8. INCOME TAXES

                                                          1995    1994    1993
                                                          ----    ----    ----
Reconciliation of Statutory to Effective Income Tax
  Provision:
  Federal income taxes at statutory rate of 34%........   $155    $240    $175
State income taxes.....................................     20      43      31
Foreign taxes..........................................     23      22      24
                                                          ----    ----    ----
                                                          $198    $305    $230
                                                          ----    ----    ----
                                                          ----    ----    ----

    The provisions consist of current taxes of $30,000, $10,000 and $49,000 in 1995, 1994 and 1993, respectively, and deferred taxes of $168,000 and $295,000 in 1995 and 1994 respectively.

    On April 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach to accounting for income taxes. Under this method, deferred income taxes are recognized, at enacted rates, to reflect the future effects of tax loss and credit ("tax attribute") carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts each year-end. Deferred tax assets and liabilities are

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8. INCOME TAXES--(CONTINUED)

adjusted for tax rate changes when they occur. The cumulative effect of adopting SFAS No. 109 was not material.

    The temporary differences and the tax attribute carryforwards which gave rise to deferred tax assets and liabilities at March 31, 1995 and 1994 are shown below.

                                                             1995      1994
                                                            ------    -------
Deferred Tax Assets and Liabilities:
  Net tax attribute carryforwards........................   $8,327    $ 7,215
  Film production costs..................................      597      1,283
  Sales contract allowances..............................      210        859
  Other, net.............................................      189        134
                                                            ------    -------
                                                             9,323      9,491
  Valuation allowance....................................   (9,323)    (9,491)
                                                            ------    -------
                                                            $ --      $ --
                                                            ------    -------
                                                            ------    -------

    In connection with adopting SFAS No. 109, the Company established a valuation reserve against certain of its deferred tax assets. During the year, the Company reassessed (under the criteria of SFAS No. 109) the realizability of these deferred tax assets and adjusted the valuation allowance based on expected utilization of $168,000 during the current period in connection with the Company's net operating loss carryforwards.

    Statutory provisions exist regarding bankruptcy reorganizations and utilization of net operating losses (NOLs) and other tax attribute carryovers. The benefit of $168,000, $295,000 and $181,000 in 1995, 1994 and 1993
respectively, resulting from the Company's utilization of NOLs which were carried forward as of the effectiveness of the Plan, have been credited to Stockholders' Equity in the appropriate year as required under fresh-start reporting guidelines. At March 31, 1995, the Company had net operating loss carryforwards of up to approximately $50,000,000 for Federal income tax purposes, available to reduce future taxable income. Such net operating loss carryforwards were based on existing Treasury Regulations as of the date the income tax returns were filed. There can be no assurance that Treasury Regulations issued in the future will not have an adverse affect on the attributes of these tax carryforwards. To the extent not used, the Federal net operating loss carryforwards expire in varying amounts beginning in the year 2001.

NOTE 9. COMMITMENTS AND CONTINGENCIES

  Lease and Other Commitments

    In 1993, the Company entered into a 115 month office lease through January 2003. Lease commitments by year are as follows: 1996--$179,300; 1997--$179,300;
1998--$191,500; 1999-- $252,400; 2000--$252,400; thereafter--$715,000.

    The Company leases warehouse facilities under a three year operating lease which expires in August 1996. Lease commitments by year are as follows:
1996--$39,000; and 1997--$16,000.

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 9. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

    Operating lease expense was $274,000, $257,000 and $251,000 for the fiscal years ending 1995, 1994 and 1993, respectively.

  Bonuses

    It is anticipated that in June 1995, under the Company's 1994 Incentive Bonus Plan, bonuses awarded aggregating $414,000, will be paid in cash. The awards were accrued as compensation expense as of March 31, 1995.

  Consulting Agreement

    The services of Mr. Hyde and Ms. Morris are being retained by the Company pursuant to a non-exclusive consulting agreement terminable upon 60 days notice by either party. In 1995, pursuant to the agreement, the Company paid fees aggregating $8,770 per week, monthly car allowances, reimbursement of valid business expenses and certain other benefits. Based on compensatory hours worked in 1995 and under the provisions of the Bonus Plan, Mr. Hyde and Ms. Morris were eligible to participate in the Company's Bonus Plan in 1995.

  Litigation

    The Company is subject to certain claims and legal proceedings in the ordinary course of its business and believes that these matters will not have a material adverse effect on its financial condition or results of operations.

  Litigation Concerning Subsidiary Held for Disposition.

    See Note 11 for further discussion of certain commitments and contingencies with respect to Badger, which were acquired by the Company for the sole purpose of liquidation. The Company believes that the ultimate resolution of such matters will not have a material adverse effect on its financial condition or results of operations.

  Litigation Concerning the Merger Agreement.

    JAMES F. SWEENEY, TRUSTEE OF FRANK SWEENEY DEFINED BENEFIT PLAN TRUST V. JOHN D. PHILLIPS, FREDERICK B. BEILSTEIN, III, JOHN E. ADERHOLD, MICHAEL B. CAHR, J. M. DARDEN III, JOHN P. INLAY, JR., CLARK A. JOHNSON, ANTHONY F. KOPP, RICHARD NEVINS, CARL E. SANDERS, ORION PICTURES CORPORATION, INTERNATIONAL TELCELL, INC., METROMEDIA INTERNATIONAL, INC. AND MCEG STERLING INC. (Delaware Chancery Court, C. A. No. 13765). The Company is a defendant in this class action lawsuit which was filed by shareholders of The Actava Group Inc. ("Actava") against Actava and its directors as well as the Company. The complaint alleges that the terms of the proposed mergers among Orion Pictures ("Orion"), Actava and Metromedia International Telecommunications, Inc. ("MITI") constitute an overpayment by Actava for the assets of the Company, and seeks to enjoin the proposed mergers. The complaint further alleges that the Company knowingly aided, abetted and materially assisted Actava's directors in the breach of their fiduciary duties to Actava's shareholders. The Company has obtained a rolling extension of the time to answer the complaint; the extension can be terminated by plaintiff upon 30 days notice. In the event that it is compelled to respond, the Company intends to vigorously defend the Sweeney litigation. The Company believes the lawsuit has little merit and the plaintiffs will not

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 9. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

prevail; accordingly, management believes that the lawsuit will not have any material adverse effect on the business operations or financial position of the Company.

NOTE 10. CAPITAL STOCK

    The Company is authorized to issue 1 million shares of $.01 par value Preferred Stock, none of which were outstanding at March 31, 1995 and 1994.

    The Company is authorized to issue 25 million shares of $.001 par value Common Stock, of which 10 million shares were issued pursuant to the Plan. Holders of old common stock, subordinated debentures and subordinated notes received 2,100,000 shares of the New Common Stock, 21% of the total outstanding, in 1993. A total of 1,440,000 shares, or 15%, was also issued in 1993 to former stockholders of Patriot Entertainment, pursuant to the Patriot merger. The Company issued a total of 6.4 million shares (64% of the original issue) to the Voting Trust formed in connection with the Company's reorganization for the subsequent transfer to each of two classes of creditors: 3.2 million shares are to be transferred to the producer's class and 3.2 million shares to the general unsecured creditors. To facilitate the exchange of shares in connection with the proposed mergers among the Company, Orion, Actava and MITI, the 6.4 million shares will be held in the Voting Trust until the Merger Agreement among the parties becomes effective or expires. The financial statements for all periods presented herein give effect to the issuance of the 10 million shares adjusted for current activity, which includes the repurchase of a total of 130,000 shares and the issuance of a total of 1,344,900 shares to officers pursuant to bonus awards. See Note 12 for further discussion regarding the bankruptcy related stock issuances.

    Pursuant to the Plan, the Company is authorized to issue up to a maximum of 1,526,316 shares of Common Stock under a Stock Awards Plan, all of which were available for grant at March 31, 1995 and 1994. The Stock Awards Plan provides for granting of non-qualified stock options, incentive stock options and stock appreciation rights. No awards have been granted as of March 31, 1995.

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11. SUBSIDIARY HELD FOR DISPOSITION

    In July 1993, the Company acquired the stock of Thames Television, Inc. (renamed Badger Holdings, Inc., "Badger") for a nominal amount for the purpose of disposing of its assets and liabilities. The Company has accounted for Badger using the cost recovery method as control of Badger is anticipated to be temporary and due to the fact that the former parent of Badger still must approve substantially all significant corporate decisions relating to Badger, which does not allow the Company to exercise unilateral control over Badger. The condensed financial information is presented on the liquidation basis and does not give effect to purchase allocations based on the Company's investment. The Company earned consulting and producing fees totalling $314,000 and $1,250,000 for 1995 and 1994, respectively, for its services in overseeing the on-going liquidation and for its Executive Producer services on the television series "Homicide". Although revenue recognition was substantially completed by March 31, 1995, certain direct out of pocket, reimbursable, wind-down costs and litigation activities are anticipated to continue throughout fiscal year 1996; see Note (c) below. The Company has been reimbursed by Badger for certain direct out-of-pocket expenses through March 31, 1995 and believes it will be reimbursed for all future services provided to Badger.

    The Company is pursuing avenues of liquidation of Badger's remaining assets and liabilities, particularly Badger's on-going litigation, which are discussed further below. The Company believes that the ultimate liquidation of Badger's assets and obligations will not have a material effect on the Company's consolidated financial position or results of operations.

    Condensed consolidated financial information for Badger, an unconsolidated subsidiary, as of March 31, 1995, prepared on the liquidation basis of accounting, follows:

                                                                  YEAR ENDED
    CONDENSED STATEMENT OF REVENUES AND EXPENSES                MARCH 31, 1995
-------------------------------------------------------------   --------------
Revenues.....................................................      $  2,000
Costs of revenues............................................        (2,217)
General and administrative...................................        (1,336)
Interest expense to former parent, net(a)....................        (2,776)
Reserve for contingencies(c).................................       --
                                                                    -------
Loss before provision for income taxes.......................        (4,329)
Provision for income taxes(b)................................       --
                                                                    -------
Net loss, before adjustment of amounts payable to former
  parent and reduction in accrued liabilities*...............      $ (4,329)
                                                                    -------
                                                                    -------

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11. SUBSIDIARY HELD FOR DISPOSITION--(CONTINUED)

    STATEMENT OF ASSETS AND LIABILITIES*                        MARCH 31, 1995
-------------------------------------------------------------   --------------
Cash.........................................................      $  1,381
Receivables, net.............................................         1,193
Other assets.................................................            98
Accrued production and other liabilities.....................         --
Liquidation reserves and wind-down costs (c).................          (524)
Amounts due to former parent, net of reduction for assets
available to pay liabilities (a).............................        (2,148)
Commitments and contingencies (c)............................         --
                                                                -----------
Liabilities in excess of assets at March 31, 1995............      $      0
                                                                -----------
                                                                -----------
Liabilities in excess of assets at March 31, 1994............      $(33,843)
Net loss, before adjustment of amounts payable to former
  parent and reduction in accrued liabilities*...............        (4,329)
Reduction in amounts payable to former parent*...............        31,060
Reduction in accrued liabilities*............................         7,112
                                                                -----------
Liabilities in excess of assets at March 31, 1995............      $      0
                                                                -----------
                                                                -----------

------------

* Asset amounts have been recorded at their estimated net realizable value, and liabilities are recorded at their estimated settlement amounts based upon assets available to pay liabilities. However, actual amounts may be different than those estimated.

                                                                  YEAR ENDED
    CONDENSED STATEMENT OF CHANGES IN NET ASSETS                MARCH 31, 1995
-------------------------------------------------------------   --------------
Cash Flows From Operating Activities
  Loss before adjustment of amounts payable to former parent and reduction in liabilities to estimated settlement
    amounts..................................................      $ (4,329)
                                                                    -------
Charges to income not requiring cash outlays
  Amortization of film costs.................................         2,075
  Reserve for contingencies..................................        (2,000)
  Interest expense payable to former parent..................         2,679
  Depreciation and loss on disposal of property and
    equipment................................................            26
Changes in operating activities
  Receivables................................................         3,101
  Film costs.................................................        (2,040)
  Other assets...............................................           738
  Accrued participations.....................................          (777)
  Accrued production and other liabilities...................           603
  Accrued income taxes.......................................          (805)
                                                                    -------
                                                                      3,600
                                                                    -------
Cash flows used in operations................................          (729)
Additional borrowings from former parent.....................         1,550
                                                                    -------
Increase in cash.............................................           821
Cash, beginning of year......................................           560
                                                                    -------
Cash, end of year............................................      $  1,381
                                                                    -------
                                                                    -------
Interest paid................................................      $     76
                                                                    -------
                                                                    -------
Income taxes paid............................................      $      0
                                                                    -------
                                                                    -------

                                                   (Footnotes on following page)

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11. SUBSIDIARY HELD FOR DISPOSITION--(CONTINUED)

(Footnotes for preceding page)

------------
Notes:

 (a)  Amounts Due to Former Parent

      Amounts due to former parent consist of amounts owing to the former owners of Badger under various notes payable agreements. A $2.5 million note is secured by substantially all of Badger's rights in its film library; the balance of the borrowings are unsecured. In addition to the borrowings outstanding, the former owners have guaranteed certain of Badger's obligations totalling $400,000. These amounts have been reduced to their estimated settlement value based upon assets available to pay liabilities as of
      March 31, 1995.

Secured, payable on demand at Prime plus 2% averaging 9.72%..........   $ 2,500
Unsecured, payable on demand at 10%..................................    18,464
Unsecured, payable on demand at Federal Funds Rate plus .85%
averaging 5.5%.......................................................     8,500
Accrued interest.....................................................     4,344
                                                                        -------
                                                                         33,808
Deficit advance regarding "Homicide".................................      (600)
                                                                        -------
                                                                         33,208
Reduction in amount payable to former parent.........................   (31,060)
                                                                        -------
Adjusted amount payable to former parent.............................   $ 2,148
                                                                        -------
                                                                        -------

      Under the terms of the secured loan agreement, Badger is required to maintain certain covenants, including restrictions on investments and incurring liens or other secured obligations, among other things.

 (b)  Income Taxes

      Due to Badger's net operating loss position, there was no provision for Federal income taxes. Statutory provisions exist which restrict the utilization of Badger's net operating losses (NOLs) and other tax attribute carryovers. These NOLs are not included in the Company's net operating loss carryforwards reported in Note 8 above. As Badger is in the process of liquidation, the amount of NOLs, which may be utilized by Badger in the future is not determinable.

 (c)  Commitments and Contingencies

          Office Lease

      In 1992, prior to the Company's acquisition of Badger, a ten-year office lease was entered into by Badger through December 2002. In 1995, Badger successfully sublet a majority of its lease commitments to a new tenant, thereby reducing its lease obligations by approximately $6.5 million. Lease commitments by year are as follows:
      1996--$200,000; 1997--$165,000; 1998-- $165,000; 1999--$189,000; 2000--$165,000;
      thereafter--$404,000 for a total of $1,288,000. In connection with certain guarantees totalling approximately $400,000 by the former parent, interest is accrued at the
      Federal Funds Rate plus .85%, which averaged 5.5% in 1995. Badger also leases certain warehouse facilities on a month-to-month basis.

                                                   (Footnotes on following page)

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11. SUBSIDIARY HELD FOR DISPOSITION--(CONTINUED)

(Footnotes for preceding page)

          Litigation

      Edito-Service, S.A. v. Thames Television, Inc. (94 CIV 2075). In April 1994,
      Edito-Service, S.A. (Edito) filed a lawsuit against Thames Television, Inc. (now,
      Badger) in the United States District Court for the Southern District of New York
      seeking a judgment that Badger is either solely or primarily liable to pay to Musexport
      Limited or its nominee the sum of Canadian $25,000,000, less certain amounts paid through the date of the lawsuit, in annual payments determined by a formula requiring certain minimum payments. Badger, to protect itself from possible multiple liability, has answered the complaint by interpleading necessary parties, including Sterone.
      Sterone responded by asserting that Badger is liable on an accelerated basis for
      Canadian $18,000,000, representing the total deferred payments due over the remaining life of the agreement, which could be as much as 180 years. Badger is vigorously defending the lawsuit. Efforts to settle this matter at the present value of the minimum deferred payments have been unsuccessful. No assurance can be given as to whether a settlement of the litigation is achievable, and neither the outcome of the case nor the damages, if any, that Badger would ultimately be required to pay can be predicted with certainty in the event that a settlement is not reached.

      Columbia Pictures Television, Inc. v. Reeves Communications Corporation et al. (BC
      041505). In 1991, Columbia filed an action against Reeves Communications Corporation
      (now Badger) and Reeves Entertainment Group seeking damages for breach of a contract pursuant to which Columbia's predecessor-in-interest obtained certain distribution rights in television programming produced by Reeves Communications. In March 1994, the parties reached a settlement in principle and the lawsuit was dismissed without prejudice. Although final settlement documentation has not yet been completed, the settlement grants to Columbia certain distribution and recoupment rights in various
      Reeves-owned television series and grants Reeves the option of purchasing for a flat fee all of Columbia's rights to certain of the series.

      Reeves Entertainment Group v. MCA Television Limited (92 5332 WJR (Tx)). In 1992,
      Reeves filed an action against MCA Television Limited (MCA) seeking damages in excess of $30 million for breach of contract, among other things, arising out of MCA's distribution of certain Reeves owned television series. MCA counterclaimed for breach of contract, seeking millions of dollars in damages against Reeves. The fact discovery phase of this case has been completed, and the parties are completing expert discovery and various other pre-trial matters. The trial is currently scheduled to begin on
      November 7, 1995. Although neither the outcome of the case nor the amount of damages
      Reeves would ultimately collect or pay can be predicted with certainty, management believes that the litigation may have a favorable outcome and intends to pursue this action vigorously.

      Other Litigation. Badger and its subsidiaries are subject to other claims and legal proceedings which Badger believes to be ordinary litigation incident to the character of its business.

      Reserve. Based upon management's review of the facts and circumstances and consultation with counsel and other professionals, management believes that Badger's reserves are adequate to cover the above commitments and contingencies, and that the ultimate resolution of such matters will not have a material effect on the financial position and results of operations of the Company.

NOTE 12. REORGANIZATION PROCEEDINGS AND RELATED MATTERS

    On August 17, 1990, an involuntary petition for relief under chapter 7 of the Bankruptcy Code was filed against MCEG Productions, Inc., a subsidiary of the Company, in the United States District Court

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 12. REORGANIZATION PROCEEDINGS AND RELATED MATTERS--(CONTINUED)

for the Central District of California (the "California Court"). On October 31, 1990, involuntary petitions for relief were filed in the California Court against the Company and another of its subsidiaries. In late 1990 and early 1991, the Company and 34 subsidiaries consented to the entry of orders for relief under chapter 11, thereby converting the involuntary liquidation cases to voluntary reorganizations under chapter 11 of the Bankruptcy Code. From November 1990 through June 1991, most of the Company's other subsidiaries filed voluntary petitions for relief under chapter 11. During the pendency of the chapter 11 reorganization cases, MCEG and its subsidiaries continued in possession of their property and conducted their business as "debtors in possession," with the assistance of a new management group consisting of certain members of the Company's current management.

    The Company and most of its subsidiaries emerged from bankruptcy effective March 30, 1992 pursuant to the Debtors' Second Amended Joint Plan of Reorganization (the "Sterling Plan") dated February 5, 1992. Two of the Company's subsidiaries were not included in the Company Plan, and their respective chapter 11 cases are still pending. The Company anticipates that such subsidiaries will be liquidated. Set forth below is a synopsis of the Sterling Plan which contains only a brief summary of such plan and is qualified in its entirety by reference to the Sterling Plan.

    Under the Sterling Plan, the Company issued a total of 10,000,000 shares of its common stock to former creditors, former stockholders and certain other persons.

    As of March 20, 1995, all objections to preconfirmation claims of creditors were resolved, and all administrative claims, tax claims, priority claims and secured claims, except the secured claims of certain talent guilds, were paid in full. A settlement between the Company and the various talent guilds with respect to secured and unsecured claims arising from certain collective bargaining agreements became effective March 20, 1995, pursuant to which the Company is to pay the guilds a total of $689,000 in full settlement of all pre-petition guild claims.

    Pursuant to the Sterling Plan, holders of claims based upon, among other things, profit participations, royalties or other performance based upon the Company's exploitation of film rights (Class C-1), received an aggregate of 3,200,000 shares of the Company's Common Stock, together with a share of the net cash proceeds, if any, from litigation claims assigned by the Company to the liquidation estate under the Sterling Plan.

    Holders of allowed general unsecured claims (Class C-2) received an aggregate of 3,200,000 shares of the Company's Common Stock under the Sterling Plan, together with a share of the net cash proceeds, if any, from litigation claims assigned by the Company to the liquidation estate under the Sterling Plan.

    The shares of the Company's Common Stock issuable to holders of Class C-1 and C-2 claims are held in a voting trust. To facilitate the exchange of shares under the Merger Agreement, these shares will be held in the voting trust until such time as the Merger Agreement becomes effective or terminates.

    Holders of allowed claims with respect to the Company's 14% Convertible Subordinated Debentures due January 15, 2009 (the "Old Sterling Debentures") and with respect to the Sterling Subordinated, Participating, Exchangeable Notes (the "Old Sterling Notes") (collectively, Class C-3), received an aggregate of 1,900,000 shares of the Company's Common Stock under the Sterling Plan,

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 12. REORGANIZATION PROCEEDINGS AND RELATED MATTERS--(CONTINUED)

and, under certain circumstances, may receive a share of the net cash proceeds from litigation claims assigned by the Company to the liquidation estate under the Sterling Plan. Distributions under the Sterling Plan with respect to the Old Sterling Debentures are subject to a lien under the Indenture to reimburse the Trustee thereunder for its reasonable costs and expenses in the Company's chapter 11 case. As required under the Sterling Plan, the shares of the Company's Common Stock distributable to the Old Sterling Debenture holders were issued to the Indenture Trustee for further distribution to the former debenture holders.

    As of March 31, 1995, the Company had settled all but one of the lawsuits assigned by it to the liquidation estate. In accordance with the Sterling Plan, a portion of the proceeds of such litigation, after deduction of certain fees, of participation shares and the repayment of certain indebtedness, will be used to pay the amounts payable to the guilds under the settlement described above. The balance of such proceeds, together with any additional net proceeds from outstanding litigation claims, is to be divided among the various creditor classes and the Company in accordance with the Sterling Plan.

NOTE 13. SUBSEQUENT EVENTS

    On April 12, 1995, the Company entered into a Merger Agreement (the "Merger Agreement") with The Actava Group Inc. ("Actava"), Orion Pictures Corporation ("Orion") and Metromedia International Telecommunications ("MITI"). (See Note 16 for a discussion of amendments to the Merger Agreement). The Merger Agreement provides that at the effective time of the mergers, each of the Company, Orion and MITI will merge with and into Actava, with Actava, renamed "Metromedia International Group, Inc.," being the surviving corporation of the mergers. The following summary of the Merger Agreement is qualified in its entirety by reference to such agreement, a copy of which has been previously filed with the Securities and Exchange Commission. The Merger Agreement provides that each share of the Company's common stock will be converted as follows: (i) if the average of the last sale price for Actava's common stock as officially reported on the NYSE for the last 20 consecutive trading days ending on the business day immediately preceding the effective time of the mergers (the "Average Closing Price") is less than $10.50, each share of the Company's outstanding common stock will be converted into a number of shares of Actava common stock by solving for "Y" in the following formula and dividing "Y" by the number of shares of the Company's common stock outstanding on the business day immediately preceding the effective time of the mergers:

                                 6,000,000
                    "Y" =   ----------------------
                            Average Closing Price;

    (ii) if the Average Closing Price is greater than or equal to $10.50 and less than or equal to $14.875, then each share of the Company's outstanding common stock will be equal to a fraction, the numerator of which is 571,428 and the denominator of which is the number of shares of the Company's common stock outstanding on the business day immediately preceding the effective time of the mergers or (iii) if the Average Closing Price is greater than $14.875, each share of the Company's outstanding common stock will be converted into a number of shares of Actava common stock by solving for "Y" in the following formula and dividing "Y" by the number of shares of the Company's common stock outstanding on the business day immediately preceding the effective time of the mergers:

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 13. SUBSEQUENT EVENTS--(CONTINUED)

                                     8,500,000
                    "Y" =      ---------------------
                               Average Closing Price

    Assuming that the effective time of the mergers was June 8, 1995, the Company's stockholders would have exchanged each share of the Company's common stock for .05235 shares of Actava common stock and collectively the Company's stockholders would have been entitled to receive approximately 1.5% of the surviving corporation's common stock. The Actava common stock to be issued to the Company's, Orion's and MITI's stockholders in connection with the mergers will be identical to the shares of Actava common stock currently outstanding.

    The closing of each merger contemplated by the Merger Agreement is also contingent upon the closing of the other mergers contemplated by the Merger Agreement. In addition, the consummation of the mergers contemplated by the Merger Agreement is subject, among other things, to approval by the stockholders of the Company, Actava, Orion and MITI, the receipt of all required consents, the successful refinancing of the currently outstanding amounts owed by certain parties to the Merger Agreement, to the Average Closing Price not being less than $8.25, that no material adverse change in businesses, assets, prospects, condition or results of operations of the Company, Actava, Orion or MITI shall have occurred since the date of the Merger Agreement, that the shares of Actava's common stock currently outstanding and to be issued to the stockholders of the Company, Orion and MITI pursuant to the Merger Agreement shall have been excepted for listing on the New York Stock Exchange, the American Stock Exchange or accepted for quotation on NASDAQ/NMS, the receipt of certain fairness opinions with respect to the mergers and the receipt of all regulatory approvals, including approval with the Hart-Scott-Rubino Antitrust Improvement Act of 1976, as amended. The Merger Agreement also generally requires the Company to conduct its operations in the ordinary course of business.

    The Merger Agreement may be terminated at any time prior to the effective time by (i) the mutual written consent of the parties, (ii) unilaterally by any party, if the effective time has not occurred on or before December 31, 1995, or
(iii) by a non-breaching party in the case of certain material breaches by another party.

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 14. SUPPLEMENTAL DATA

                                                                      1995      1994      1993
                                                                     ------    ------    ------
Revenues by Geographic Territory:
  Europe, excluding United Kingdom................................   $2,549    $1,543    $  938
  Far East........................................................    1,264       690       586
  Latin America and other.........................................      363       981       522
  United Kingdom, Australia and New Zealand.......................      138       189       417
                                                                     ------    ------    ------
                                                                      4,314     3,403     2,463
  United States and Canada........................................    4,129     4,436     4,674
                                                                     ------    ------    ------
                                                                     $8,443    $7,839    $7,137
                                                                     ------    ------    ------
                                                                     ------    ------    ------
Participations and Consulting Revenues:
  Participation contract revenues.................................   $  431    $  596    $  977
  Consulting contract revenues....................................    2,046     1,981     1,508
                                                                     ------    ------    ------
                                                                     $2,477     2,577     2,485
                                                                     ------    ------    ------
                                                                     ------    ------    ------

    Revenues recognized in 1995 of $2 million, representing 24% of total revenues were generated from a combination of 4 consulting clients, foreign and domestic distributors, none of which represented more than 10% of the Company's total revenues.

    Revenues recognized in 1994 of $3.0 million, representing 39% of total revenues, were generated from 4 domestic distributors and consulting clients. During fiscal 1994, the Company recorded $1,362,000 of revenues under foreign distribution agreements with Showtime, which represented approximately 17% of total revenues. The fees earned from the former parent of Badger totalled $1,250,000, approximately 16% of total revenues. Revenues recognized in 1993 of $2.5 million, representing 55% of total film distribution revenues, were generated from four domestic distributors. Revenues recognized in 1992 of $5 million, representing 65% of total revenues, were generated from two distributors.

    The Company's sales are distributed comparably throughout a diversified domestic and foreign customer base. However, a substantial portion of its debtors' abilities to honor their contracts is dependent on the entertainment economic sector.

                           MCEG STERLING INCORPORATED

                                 MARCH 31, 1995
             (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                    JUNE 30    SEPTEMBER 30    DECEMBER 31    MARCH 31
                                                    -------    ------------    -----------    --------
1995
  Revenues.......................................   $ 1,355       $1,722         $ 2,707       $2,659
  Gross profit*..................................       685          756             814        1,532
  Income before extraordinary item...............       (22)          38              44          199
  Net income.....................................       (22)          38              44          199
  Income per share before extraordinary income...     --          --              --              .02
  Earnings per share.............................     --          --              --              .02
1994
  Revenues.......................................   $ 2,427       $1,796         $ 1,201       $2,415
  Gross profit*..................................     1,159          887             695          732
  Income before extraordinary item...............       234          105              22           39
  Net income.....................................       234          105              22          189
  Income per share before extraordinary income...      0.02         0.01          --            --
  Earnings per share.............................      0.02         0.01          --             0.02
1993
  Revenues.......................................   $ 1,222       $1,408         $ 2,735       $1,772
  Gross profit*..................................       514          690           1,240          708
  Net income (loss)..............................       (62)          88             301          (43)
  Earnings (loss) per share......................     (0.01)        0.01            0.03        --

------------

* Gross profit is defined as Revenues less Costs of Revenues.

NOTE 16. EVENT SUBSEQUENT TO THE DATE OF THE AUDITORS' REPORT (UNAUDITED)

  Sale of Subsidiary

    Effective July 20, 1995, all of the capital stock of Badger Holdings, Inc. (an unconsolidated wholly-owned subsidiary of the Company) was transferred to an affiliate of John Hyde and Ann Jacobus, the Chief Executive Officer and Executive Vice President and General Counsel, respectively, of the Company, for a purchase price equal to the nominal consideration originally paid by the Company for such stock, which management believes represents the fair market value of such stock. The former parent of Badger consented to the sale. The transaction did not result in any gain or loss to the Company.

  Amendments to Merger Agreement

    As indicated in Note 13, Actava, Orion, MITI and Sterling amended and restated in its entirety the Merger Agreement and amended certain related ancillary agreements (collectively, the "Amendments"). The Amendments generally provided for, among other things, (i) the merger of Orion and MITI with and into newly formed, wholly-owned subsidiaries of Actava and (ii) establishing the Sterling Exchange Ratio on the Determination Date (i.e., five days prior to the Meetings).

                           MCEG STERLING INCORPORATED

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  IN THOUSANDS

                                                                           JUNE 30,      MARCH 31,
                                                                             1995          1995
                                                                          -----------    ---------
                                                                          (UNAUDITED)
ASSETS:
  Cash.................................................................     $   613       $   382
  Receivables, net.....................................................       3,140         3,842
  Film costs, net......................................................       2,891         3,518
  Other assets.........................................................         430           404
  Investment in subsidiary held for disposition........................      --             --
                                                                          -----------    ---------
                                                                            $ 7,074       $ 8,146
                                                                          -----------    ---------
                                                                          -----------    ---------

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable.....................................................     $   226       $   556
  Accrued participations and residuals.................................       1,957         2,174
  Accrued production and other liabilities.............................         398         1,018
  Note payable.........................................................         495           495
  Deferred revenues....................................................         232           166
                                                                          -----------    ---------
                                                                              3,308         4,409
                                                                          -----------    ---------
  Commitments and contingencies

  Stockholders' equity
    Preferred stock--Par $.01, 1 million authorized, none issued.......      --             --
    Common stock--Par $.001, 25 million authorized,
      11.2 million outstanding.........................................          11            11
    Paid in capital....................................................       1,989         1,989
    Retained earnings..................................................       1,766         1,737
                                                                          -----------    ---------
                                                                              3,766         3,737
                                                                          -----------    ---------
                                                                            $ 7,074       $ 8,146
                                                                          -----------    ---------
                                                                          -----------    ---------

   The accompanying notes are an integral part of these consolidated balance sheets.

                           MCEG STERLING INCORPORATED

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                IN THOUSANDS, EXCEPT PER SHARE DATA (UNAUDITED)

                                                                            THREE MONTHS ENDED
                                                                                 JUNE 30,
                                                                            ------------------
                                                                             1995       1994
                                                                            -------    -------
REVENUES
  Film distribution......................................................   $ 1,184    $   797
  Participations and consulting..........................................       521        558
                                                                            -------    -------
                                                                              1,705      1,355
                                                                            -------    -------

EXPENSES
  Costs of revenues......................................................       922        670
  General and administrative.............................................       754        707
                                                                            -------    -------
                                                                              1,676      1,377
                                                                            -------    -------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                                  29        (22)
  Provision for income taxes.............................................        13      --
                                                                            -------    -------
NET INCOME (LOSS)........................................................   $    16    $   (22)
                                                                            -------    -------
Income (loss) per common share...........................................   $ --       $ --
                                                                            -------    -------
Average number of common shares outstanding..............................    11,215     10,995
                                                                            -------    -------
                                                                            -------    -------

 The accompanying notes are an integral part of these consolidated statements.

                           MCEG STERLING INCORPORATED

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            IN THOUSANDS (UNAUDITED)

                                                                               THREE MONTHS
                                                                                   ENDED
                                                                                 JUNE 30,
                                                                             -----------------
                                                                             1995       1994
                                                                             -----     -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Income (Loss) before provision for income taxes.........................   $  29     $   (22)
                                                                             -----     -------
Charges to income not requiring cash outlays
  Amortization of film costs and depreciation.............................     736         473
Changes in operating activities
  Receivables.............................................................     702        (583)
  Film costs..............................................................     (87)     (1,329)
  Other assets............................................................     (48)       (116)
  Accounts payable........................................................    (320)        (76)
  Accrued participations and residuals....................................    (217)         22
  Accrued production and other liabilities................................    (620)        (83)
  Deferred revenues.......................................................      66         774
                                                                             -----     -------
                                                                               212        (918)
                                                                             -----     -------
Cash flows provided by (used in) operations before income taxes...........     241        (940)
  Income taxes paid, net..................................................     (10)        (26)
                                                                             -----     -------
Cash flows provided by (used in) operations...............................     231        (966)
                                                                             -----     -------
INVESTING ACTIVITIES
  Property and equipment..................................................    --            (7)
                                                                             -----     -------
                                                                              --            (7)
                                                                             -----     -------
FINANCING ACTIVITIES
  Borrowings..............................................................    --         --
  Repayment of Borrowings.................................................    --         --
  Stock repurchases.......................................................    --         --
                                                                             -----     -------
                                                                              --         --
                                                                             -----     -------
INCREASE (DECREASE) IN CASH...............................................     231        (973)
Cash, beginning of period.................................................     382       2,079
                                                                             -----     -------
CASH, END OF PERIOD.......................................................   $ 613     $ 1,106
                                                                             -----     -------
                                                                             -----     -------

 The accompanying notes are an integral part of these consolidated statements.

                           MCEG STERLING INCORPORATED

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

    1. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Rule 10-01 or Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended June 30, 1995 are not necessarily indicative of the results that may be expected for the year ended March 31, 1996. For further information please refer to the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended March 31, 1995.

    2. Pursuant to the Company's Plan of Reorganization, effective March 30, 1992, 10 million shares of the Company's Common Stock were to be issued to certain claimants, consultants and members of management. The financial statements for all periods presented herein give effect to the issuance of the 10 million shares adjusted for current activity.

    3. No cash dividends were declared or paid during the three month periods ended June 30, 1995 and June 30, 1994.

    4. At June 30, 1995, receivables include $242,000 in secured notes from third parties payable on demand with interest accruing at prime plus 2%.

    5. Film costs consist of the following (in thousands):

                                                                   JUNE 30,       MARCH 31,
                                                                     1995            1995
                                                                  -----------    ------------
Completed and released.........................................    $   13,102      $ 13,102
Less accumulated amortization..................................       (10,298)       (9,584)
                                                                  -----------    ------------
                                                                        2,804         3,518
Productions in progress........................................            87        --
                                                                  -----------    ------------
                                                                   $    2,891      $  3,518
                                                                  -----------    ------------
                                                                  -----------    ------------

      In May 1995, the Company entered into an agreement to acquire foreign rights for six films, "Down Came a Blackbird", "Trade Off", "Mrs. Munck", "Undertow", "Ruby Jean and Joe" and "Bastard Out of Carolina" for minimum guaranteed advances totalling approximately $9.5 million. These amounts are payable through approximately December 1996, with funding for such payments expected to be generated from pre-sales of the foreign territories acquired. As of June 30, 1995, none of the above mentioned films had been delivered to the Company. During the three month period ended June 1995, the Company made pre-sales totalling approximately $2 million in contract commitments for the titles listed above. The first scheduled payment towards the minimum guaranteed advances is approximately $1.1 million and is due fifteen days from delivery of film elements. The Company anticipates receiving delivery of three titles in the quarter ended September 30, 1995.

      Costs of revenues include amortization of film costs, direct royalty expenses, other direct distribution and consulting costs. Costs of revenues also include nominal direct royalty distribution and consulting costs attributable to a related party.

                           MCEG STERLING INCORPORATED

                                  (UNAUDITED)

    6. Accounts payable consist of the following (in thousands):

                                                                     JUNE 30,       MARCH 31,
                                                                       1995            1995
                                                                    -----------    ------------
Accounts payable.................................................      $ 174           $ 86
Payroll and related liabilities..................................         42            450
State and foreign taxes payable..................................         10             20
                                                                       -----          -----
                                                                       $ 226           $556
                                                                       -----          -----
                                                                       -----          -----

    7. In late July 1993, the Company acquired the stock of Thames Television, Inc. (renamed Badger Holdings, Inc., "Badger") for a nominal amount for the purpose of disposing of its assets and liabilities. Badger's operations have essentially ceased; however, it is anticipated that certain wind down costs and litigation activities may continue throughout the fiscal year 1996. The Company believes that the ultimate liquidation of Badger's assets and obligations will not have a material effect on the Company's consolidated financial position or results of operations.

      Effective July 20, 1995, all of the capital stock of Badger was transferred to an affiliate of John Hyde and Ann Jacobus, the Chief Executive Officer and Executive Vice President and General Counsel, respectively, of the Company, for a purchase price equal to the nominal consideration originally paid by the Company for such stock, which management believes represents the fair market value of such stock. The former parent of Badger consented to the sale. The transaction did not result in any gain or loss to the Company.

                                                                      APPENDIX A

--------------------------------------------------------------------------------

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                             THE ACTAVA GROUP INC.,
                          ORION PICTURES CORPORATION,
                          MCEG STERLING INCORPORATED,
               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.,
                                OPC MERGER CORP.
                                      AND
                               MITI MERGER CORP.

                              -------------------
                               September 27, 1995
                              -------------------

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       -----
  ARTICLE 1   THE MERGERS...........................................................   A-2

        1.1   The Mergers...........................................................   A-2
              1.1.1     The Orion Merger............................................   A-2
              1.1.2     The Sterling Merger.........................................   A-2
              1.1.3     The MITI Merger.............................................   A-2
        1.2   Effective Time........................................................   A-2
              1.2.1     The Orion Merger............................................   A-2
              1.2.2     The Sterling Merger.........................................   A-2
              1.2.3     The MITI Merger.............................................   A-3
        1.3   Certificates of Incorporation.........................................   A-3
              1.3.1     The Orion Merger............................................   A-3
              1.3.2     The Sterling Merger.........................................   A-3
              1.3.3     The MITI Merger.............................................   A-3
        1.4   By-laws...............................................................   A-3
              1.4.1     The Orion Merger............................................   A-3
              1.4.2     The Sterling Merger.........................................   A-3
              1.4.3     The MITI Merger.............................................   A-3
        1.5   Directors.............................................................   A-4
              1.5.1     The Orion Merger............................................   A-4
              1.5.2     The Sterling Merger.........................................   A-4
              1.5.3     The MITI Merger.............................................   A-4
        1.6   Meeting of Stockholders...............................................   A-4
        1.7   Proxy Statement; Form S-4.............................................   A-4
        1.8   Additional Actions....................................................   A-5

  ARTICLE 2   CONVERSION OF SECURITIES..............................................   A-5

        2.1   Actava Securities.....................................................   A-5
        2.2   Conversion of Orion, Sterling and MITI Securities.....................   A-5
              2.2.1     Orion Securities............................................   A-5
              2.2.2     Sterling Securities.........................................   A-6
              2.2.3     MITI Securities.............................................   A-6
        2.3   Surrender and Exchange of Orion Common Stock, Sterling Common Stock
              and MITI Common Stock.................................................   A-7
        2.4   Fractional Shares.....................................................   A-8

  ARTICLE 3   REPRESENTATIONS AND WARRANTIES OF ACTAVA..............................   A-8

        3.1   Organization and Good Standing........................................   A-8
        3.2   Capitalization........................................................   A-8
        3.3   Subsidiaries..........................................................   A-9
        3.4   Authorization; Binding Agreement......................................   A-9
        3.5   Governmental Approvals................................................   A-9
        3.6   No Violations.........................................................   A-10
        3.7   Proxy Statement; Form S-4.............................................   A-10
        3.8   SEC Filings...........................................................   A-10
        3.9   Financial Statements..................................................   A-11
       3.10   Absence of Certain Changes or Events..................................   A-11
       3.11   Compliance with Laws..................................................   A-11
       3.12   Permits...............................................................   A-12
       3.13   Finders and Investment Bankers........................................   A-12

                                                                                       PAGE
                                                                                       -----
       3.14   Contracts.............................................................   A-12
       3.15   Employee Benefit Plans................................................   A-12
       3.16   Taxes.................................................................   A-14
       3.17   Liabilities...........................................................   A-15
       3.18   Environmental Matters.................................................   A-15
       3.19   Intellectual Property.................................................   A-17
       3.20   Real Estate...........................................................   A-18
       3.21   Records...............................................................   A-18
       3.22   Title to and Condition of Personal Property...........................   A-18
       3.23   No Adverse Actions....................................................   A-18
       3.24   Labor Matters.........................................................   A-18
       3.25   Investment Company Act................................................   A-19
       3.26   Insurance.............................................................   A-19
       3.27   Products..............................................................   A-19

 ARTICLE 3A   FURTHER REPRESENTATIONS AND WARRANTIES OF ACTAVA......................   A-20

 ARTICLE 3B   REPRESENTATIONS AND WARRANTIES OF ACTAVA, OPC MERGERCO AND MITI
              MERGERCO..............................................................   A-20
       3B.1   Organization and Good Standing........................................   A-20
       3B.2   Capitalization........................................................   A-20
       3B.3   Subsidiaries..........................................................   A-21
       3B.4   Authorization; Binding Agreement......................................   A-21
       3B.5   Governmental Approvals................................................   A-21
       3B.6   No Violations.........................................................   A-21
       3B.7   Conduct of Business...................................................   A-22
       3B.8   Liabilities...........................................................   A-22
       3B.9   Records...............................................................   A-22

  ARTICLE 4   REPRESENTATIONS AND WARRANTIES OF ORION...............................   A-22

        4.1   Organization and Good Standing........................................   A-22
        4.2   Capitalization........................................................   A-22
        4.3   Subsidiaries..........................................................   A-23
        4.4   Authorization; Binding Agreement......................................   A-23
        4.5   Governmental Approvals................................................   A-23
        4.6   No Violations.........................................................   A-23
        4.7   Proxy Statement; Form S-4.............................................   A-24
        4.8   SEC Filings...........................................................   A-24
        4.9   Financial Statements..................................................   A-24
       4.10   Absence of Certain Changes or Events..................................   A-24
       4.11   Compliance with Laws..................................................   A-25
       4.12   Permits...............................................................   A-25
       4.13   Finders and Investment Bankers........................................   A-25
       4.14   Contracts.............................................................   A-25
       4.15   Employee Benefit Plans................................................   A-26
       4.16   Taxes.................................................................   A-28
       4.17   Liabilities...........................................................   A-28
       4.18   Environmental Protection..............................................   A-29
       4.19   Intellectual Property.................................................   A-30
       4.20   Real Estate...........................................................   A-30
       4.21   Records...............................................................   A-30
       4.22   Title to and Condition of Personal Property...........................   A-30

                                                                                       PAGE
                                                                                       -----
       4.23   No Adverse Actions....................................................   A-31
       4.24   Labor Matters.........................................................   A-31
       4.25   Investment Company Act................................................   A-31
       4.26   Insurance.............................................................   A-32
       4.27   Products..............................................................   A-32
       4.28   MetProductions Indebtedness...........................................   A-32
       4.29   No Conflict...........................................................   A-32

 ARTICLE 4A   FURTHER REPRESENTATIONS AND WARRANTIES OF ORION.......................   A-32

  ARTICLE 5   REPRESENTATIONS AND WARRANTIES OF STERLING............................   A-33

        5.1   Organization and Good Standing........................................   A-33
        5.2   Capitalization........................................................   A-33
        5.3   Subsidiaries..........................................................   A-33
        5.4   Authorization; Binding Agreement......................................   A-34
        5.5   Governmental Approvals................................................   A-34
        5.6   No Violations.........................................................   A-34
        5.7   Proxy Statement; Form S-4.............................................   A-35
        5.8   SEC Filings...........................................................   A-35
        5.9   Financial Statements..................................................   A-35
       5.10   Absence of Certain Changes or Events..................................   A-35
       5.11   Compliance with Laws..................................................   A-36
       5.12   Permits...............................................................   A-36
       5.13   Finders and Investment Bankers........................................   A-36
       5.14   Contracts.............................................................   A-36
       5.15   Employee Benefit Plans................................................   A-37
       5.16   Taxes.................................................................   A-38
       5.17   Liabilities...........................................................   A-39
       5.18   Environmental Protection..............................................   A-39
       5.19   Intellectual Property.................................................   A-40
       5.20   Real Estate...........................................................   A-41
       5.21   Records...............................................................   A-41
       5.22   Title to and Condition of Personal Property...........................   A-41
       5.23   No Adverse Actions....................................................   A-41
       5.24   Labor Matters.........................................................   A-42
       5.25   Investment Company Act................................................   A-42
       5.26   Insurance.............................................................   A-42
       5.27   Products..............................................................   A-42

 ARTICLE 5A   FURTHER REPRESENTATIONS AND WARRANTIES OF STERLING....................   A-43

  ARTICLE 6   REPRESENTATIONS AND WARRANTIES OF MITI................................   A-43

        6.1   Organization and Good Standing........................................   A-43
        6.2   Capitalization........................................................   A-44
        6.3   Subsidiaries..........................................................   A-44
        6.4   Authorization; Binding Agreement......................................   A-44
        6.5   No Violations.........................................................   A-45
        6.6   Proxy Statement; Form S-4.............................................   A-45
        6.7   Governmental Approvals................................................   A-45
        6.8   Financial Statements..................................................   A-45
        6.9   Absence of Certain Changes or Events..................................   A-46
       6.10   Compliance with Laws..................................................   A-46

                                                                                       PAGE
                                                                                       -----
       6.11   Permits...............................................................   A-46
       6.12   Finders and Investment Bankers........................................   A-47
       6.13   Employee Benefit Plans................................................   A-47
       6.14   Taxes.................................................................   A-48
       6.15   Liabilities...........................................................   A-49
       6.16   Environmental Protection..............................................   A-49
       6.17   Intellectual Property.................................................   A-50
       6.18   Real Estate...........................................................   A-51
       6.19   Contracts.............................................................   A-51
       6.20   Litigation............................................................   A-51
       6.21   Records...............................................................   A-52
       6.22   Title to and Condition of Personal Property...........................   A-52
       6.23   No Adverse Actions....................................................   A-52
       6.24   Labor Matters.........................................................   A-52
       6.25   Investment Company Act................................................   A-53
       6.26   Insurance.............................................................   A-53
       6.27   Products..............................................................   A-53

 ARTICLE 6A   FURTHER REPRESENTATIONS AND WARRANTIES OF MITI........................   A-53

  ARTICLE 7   COVENANTS OF ACTAVA...................................................   A-54

        7.1   Conduct of Business of Actava.........................................   A-54
        7.2   Notification of Certain Matters.......................................   A-55
        7.3   Access and Information................................................   A-56
        7.4   Stockholder Approval..................................................   A-57
        7.5   Benefit Plans.........................................................   A-57
        7.6   No Inconsistent Activities............................................   A-57
        7.7   SEC and Stockholder Filings...........................................   A-57
        7.8   Consents, Waivers, Authorizations, etc................................   A-57
        7.9   Roadmaster Approval of the Mergers....................................   A-57
       7.10   Related Agreements....................................................   A-58
       7.11   Indemnification.......................................................   A-58

  ARTICLE 8   COVENANTS OF ORION....................................................   A-58

        8.1   Conduct of Business of Orion..........................................   A-58
        8.2   Notification of Certain Matters.......................................   A-59
        8.3   Access and Information................................................   A-60
        8.4   Stockholder Approval..................................................   A-61
        8.5   Benefit Plans.........................................................   A-61
        8.6   No Inconsistent Activities............................................   A-61
        8.7   SEC and Stockholder Filings...........................................   A-61
        8.8   Consents, Waivers, Authorizations, etc................................   A-61

  ARTICLE 9   COVENANTS OF STERLING.................................................   A-62

        9.1   Conduct of Business of Sterling.......................................   A-62
        9.2   Notification of Certain Matters.......................................   A-63
        9.3   Access and Information................................................   A-63
        9.4   Stockholder Approval..................................................   A-64
        9.5   Benefit Plans.........................................................   A-64
        9.6   No Inconsistent Activities............................................   A-65
        9.7   SEC and Stockholder Filings...........................................   A-65
        9.8   Consents, Waivers, Authorizations, etc................................   A-65

                                                                                       PAGE
                                                                                       -----
 ARTICLE 10   COVENANTS OF MITI.....................................................   A-65

       10.1   Conduct of Business of MITI...........................................   A-65
       10.2   Notification of Certain Matters.......................................   A-67
       10.3   Access and Information................................................   A-67
       10.4   Stockholder Approval..................................................   A-68
       10.5   Benefit Plans.........................................................   A-68
       10.6   No Inconsistent Activities............................................   A-69
       10.7   Stockholder Communications............................................   A-69
       10.8   Consents, Waivers, Authorizations, etc................................   A-69

 ARTICLE 11   COVENANTS OF EACH OF ACTAVA, OPC MERGERCO, MITI MERGERCO, ORION,
              STERLING AND MITI.....................................................   A-69

       11.1   Further Assurances....................................................   A-70
       11.2   Public Announcements..................................................   A-70
       11.3   Exchange Act and Securities Act Compliance............................   A-70
       11.4   Surviving Corporation Board of Directors..............................   A-70
       11.5   Listing of the Common Stock...........................................   A-70
       11.6   Labor Matters.........................................................   A-71
       11.7   Refinancing of Indebtedness...........................................   A-71

 ARTICLE 12   CONDITIONS............................................................   A-71

       12.1   Conditions to Each Merging Party's Obligations........................   A-71
              12.1.1    Stockholder Approval........................................   A-71
              12.1.2    Consummation of the Mergers.................................   A-71
              12.1.3    No Injunction...............................................   A-71
              12.1.4    HSR Act.....................................................   A-72
              12.1.5    Required Consents...........................................   A-72
              12.1.6    Effective Form S-4..........................................   A-72
              12.1.7    Appraisal Rights............................................   A-72
       12.2   Conditions to Obligations of Actava...................................   A-72
              12.2.1    Obligations Performed.......................................   A-72
              12.2.2    Representations and Warranties..............................   A-72
              12.2.3    Certificates Delivered......................................   A-72
              12.2.4    No Material Adverse Change..................................   A-72
              12.2.5    Actava Stock Price..........................................   A-73
              12.2.6    Opinions of Counsel.........................................   A-73
              12.2.7    Fairness Opinion............................................   A-73
              12.2.8    Listing.....................................................   A-73
              12.2.9    Refinancing of Orion Senior Indebtedness....................   A-73
              12.2.10   Refinancing of Orion Subordinated Indebtedness..............   A-73
              12.2.11   FIRPTA Certificate..........................................   A-73
       12.3   Conditions to Obligations of Orion....................................   A-73
              12.3.1    Obligations Performed.......................................   A-73
              12.3.2    Representations and Warranties..............................   A-73
              12.3.3    Certificate.................................................   A-74
              12.3.4    No Material Adverse Change..................................   A-74
              12.3.5    Opinions of Counsel.........................................   A-74
              12.3.6    Fairness Opinion............................................   A-74
              12.3.7    Refinancing of Orion Senior Indebtedness....................   A-74
              12.3.8    Refinancing of Orion Subordinated Indebtedness..............   A-74
              12.3.9    Refinancing of Other Indebtedness...........................   A-74

                                                                                       PAGE
                                                                                       -----
              12.3.10   Refinancing or Contribution of MetProductions Indebtedness
                        and MII Indebtedness........................................   A-74
              12.3.11   Ancillary Agreements; Shelf Registration Statement..........   A-74
       12.4   Conditions to Obligations of Sterling.................................   A-75
              12.4.1    Obligations Performed.......................................   A-75
              12.4.2    Representations and Warranties..............................   A-75
              12.4.3    Certificates Delivered......................................   A-75
              12.4.4    No Material Adverse Change..................................   A-75
              12.4.5    Opinions of Counsel.........................................   A-75
              12.4.6    Fairness Opinion............................................   A-75
       12.5   Conditions to Obligations of MITI.....................................   A-75
              12.5.1    Obligations Performed.......................................   A-75
              12.5.2    Representations and Warranties..............................   A-76
              12.5.3    Certificates Delivered......................................   A-76
              12.5.4    No Material Adverse Change..................................   A-76
              12.5.5    Opinions of Counsel.........................................   A-76
              12.5.6    Fairness Opinion............................................   A-76
              12.5.7    Listing.....................................................   A-76

 ARTICLE 13   CLOSING...............................................................   A-76

       13.1   Time and Place........................................................   A-76
       13.2   Filing of Certificates of Merger, Etc.................................   A-76

 ARTICLE 14   TERMINATION AND ABANDONMENT...........................................   A-77

              14.1      Termination.................................................   A-77
              14.2      Procedure and Effect of Termination.........................   A-78

 ARTICLE 15   MISCELLANEOUS.........................................................   A-78

              15.1      Amendment and Modification..................................   A-78
              15.2      Waiver of Compliance; Consents..............................   A-78
              15.3      Survival of Representations and Warranties..................   A-79
              15.4      Notices.....................................................   A-79
              15.5      Assignment..................................................   A-79
              15.6      Expenses....................................................   A-79
              15.7      GOVERNING LAW...............................................   A-79
              15.8      Counterparts................................................   A-79
              15.9      Interpretation; Definitions.................................   A-79
              15.10     Entire Agreement............................................   A-82

EXHIBITS
Exhibit A-1             Orion Certificate of Merger
Exhibit A-2             Sterling Certificate of Merger
Exhibit A-3             MITI Certificate of Merger
Exhibit B               By-laws of the Surviving Corporation
Exhibit C-1             Contribution Agreement
Exhibit C-2             Registration Rights Agreement
Exhibit D               Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
Exhibit E               Opinion of Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
Exhibit F               Opinion of Rubin Baum Levin Constant & Friedman
Exhibit G               Opinion of Long, Aldridge & Norman

SCHEDULES
Schedule 1.5.2(a)       Directors
Schedule 1.5.2(b)       Directors
Schedule 3.2(a)         Options, Warrants, etc.
Schedule 3.2(b)         Stock Issuances and Repurchases
Schedule 3.3            Holdings
Schedule 3.6            Consents, etc.
Schedule 3.12           Permits
Schedule 3.14           Contracts
Schedule 3.15(i)        Employee Benefit Plans
Schedule 3.15(iii)      Employee Benefit Plans
Schedule 3.15(iv)       Employee Benefit Plans
Schedule 3.15(v)        Employee Benefit Plans
Schedule 3.15(vi)       Employee Benefit Plans
Schedule 3.15(vii)      Severance and Acceleration
Schedule 3.16           Tax Matters
Schedule 3.17           Liabilities
Schedule 3.18           Environmental Protection
Schedule 3.18(ix)       Hazardous Substances
Schedule 3.19           Intellectual Property
Schedule 3.20(a)        Owned Real Estate
Schedule 3.20(b)        Leased Real Estate
Schedule 3.22           Personal Property
Schedule 3.24(a)        Labor Matters
Schedule 3.24(b)        WARN ACT
Schedule 3.24(c)        Employment Practices
Schedule 3.26           Insurance
Schedule 3.27(a)        Products Liability
Schedule 3.27(b)        Products Liability
Schedule 4.2(a)         Options, Warrants, etc.
Schedule 4.3            Holdings
Schedule 4.6            Consents, etc.
Schedule 4.10(i)        Certain Changes
Schedule 4.10(v)        Certain Changes
Schedule 4.10(vi)       Certain Changes
Schedule 4.12           Permits
Schedule 4.14           Contracts
Schedule 4.15(i)        Employee Benefit Plans
Schedule 4.15(iii)      Employee Benefit Plans
Schedule 4.15(iv)       Employee Benefit Plans

Schedule 4.15(v)        Employee Benefit Plans
Schedule 4.15(vi)       Employee Benefit Plans
Schedule 4.15(vii)      Severance and Acceleration
Schedule 4.16           Tax Matters
Schedule 4.17           Liabilities
Schedule 4.18           Environmental Protection
Schedule 4.18(ix)       Hazardous Substances
Schedule 4.19           Intellectual Property
Schedule 4.20(a)        Owned Real Estate
Schedule 4.20(b)        Leased Real Estate
Schedule 4.22           Personal Property
Schedule 4.24(a)        Labor Matters
Schedule 4.24(b)        WARN ACT
Schedule 4.24(c)        Employment Practices
Schedule 4.26           Insurance
Schedule 4.27(a)        Products Liability
Schedule 4.27(b)        Products Liability
Schedule 5.2(a)         Options, Warrants, etc.
Schedule 5.2(b)         Stock Issuances and Repurchases
Schedule 5.3            Holdings
Schedule 5.6            Consents, etc.
Schedule 5.10(v)        Certain Changes
Schedule 5.12           Permits
Schedule 5.14           Contracts
Schedule 5.15(i)        Employee Benefit Plans
Schedule 5.15(iii)      Employee Benefit Plans
Schedule 5.15(iv)       Employee Benefit Plans
Schedule 5.15(v)        Employee Benefit Plans
Schedule 5.15(vi)       Employee Benefit Plans
Schedule 5.15(vii)      Severance and Acceleration
Schedule 5.16           Tax Matters
Schedule 5.17           Liabilities
Schedule 5.18           Environmental Protection
Schedule 5.18(ix)       Hazardous Substances
Schedule 5.19           Intellectual Property
Schedule 5.20(b)        Leased Real Estate
Schedule 5.24(a)        Labor Matters
Schedule 5.24(b)        WARN ACT
Schedule 5.24(c)        Employment Practices
Schedule 5.26           Insurance
Schedule 5.27(a)        Products Liability
Schedule 5.27(b)        Products Liability
Schedule 6.1(a)         Joint Ventures
Schedule 6.1(b)         Joint Venture Organizational Documents
Schedule 6.2(a)         Options, Warrants, etc.
Schedule 6.2(b)         Stock Issuances and Repurchases
Schedule 6.3            Subsidiaries, Holdings
Schedule 6.5            Consents, etc.
Schedule 6.7            Governmental Approvals
Schedule 6.9            Absence of Certain Changes or Events
Schedule 6.10           Compliance with Laws
Schedule 6.11           Permits

Schedule 6.13(i)        Employee Benefit Plans
Schedule 6.13(iii)      Employee Benefit Plans
Schedule 6.13(iv)       Employee Benefit Plans
Schedule 6.13(v)        Employee Benefit Plans
Schedule 6.13(vi)       Employee Benefit Plans
Schedule 6.13(vii)      Severance and Acceleration
Schedule 6.14           Tax Matters
Schedule 6.15           Liabilities
Schedule 6.16           Environmental Protection
Schedule 6.16(ix)       Hazardous Substances
Schedule 6.17           Intellectual Property
Schedule 6.18(b)        Leased Real Estate
Schedule 6.19           Contracts
Schedule 6.20           Litigation
Schedule 6.24(a)        Labor Matters
Schedule 6.24(c)        Employment Practices
Schedule 6.26           Insurance
Schedule 6.27(a)        Products Liability
Schedule 6.27(b)        Products Liability
Schedule 7.1            Actava Credit Facilities
Schedule 8.1            Orion Credit Facilities
Schedule 9.1            Sterling Credit Facilities
Schedule 10.1           MITI Credit Facilities
Schedule 10.1(ii)       MITI Issuances
Schedule 12.2.9         Refinancing of Orion Senior Indebtedness
Schedule 12.2.10        Refinancing of Orion Subordinated Indebtedness
Schedule 15.9(viii)     Orion Exchange Ratio
Schedule 15.9(ix)       MITI Exchange Ratio
Schedule 15.9(x)(a)     Sterling Exchange Ratio
Schedule 15.9(x)(b)     Sterling Exchange Ratio

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

    AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of September 27, 1995 the "Agreement"), by and among THE ACTAVA GROUP INC., a Delaware corporation ("Actava"), ORION PICTURES CORPORATION, a Delaware corporation ("Orion"), MCEG STERLING INCORPORATED, a Delaware corporation ("Sterling"), METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC., a Delaware corporation ("MITI," and together with Actava, Orion and Sterling, sometimes referred to herein as the "Merging Parties"), OPC MERGER CORP., a Delaware corporation and a wholly owned subsidiary of Actava ("OPC Mergerco"), and MITI MERGER CORP., a Delaware corporation and a wholly owned subsidiary of Actava ("MITI Mergerco").

    WHEREAS, the Boards of Directors of Actava and OPC Mergerco have approved the merger of Orion with and into OPC Mergerco (the "Orion Merger") upon the terms and subject to the conditions of this Agreement;

    WHEREAS, the Board of Directors of Actava has approved the merger of Sterling with and into Actava (the "Sterling Merger") upon the terms and subject to the conditions of this Agreement;

    WHEREAS, the Boards of Directors of Actava and MITI Mergerco have approved the merger of MITI with and into MITI Mergerco (the "MITI Merger"; together with the Orion Merger and the Sterling Merger, the "Mergers") upon the terms and subject to the conditions of this Agreement;

    WHEREAS, the Board of Directors of Orion has approved the Orion Merger upon the terms and subject to the conditions of this Agreement;

    WHEREAS, the Board of Directors of Sterling has approved the Sterling Merger upon the terms and subject to the conditions of this Agreement;

    WHEREAS, the Board of Directors of MITI has approved the MITI Merger upon the terms and subject to the conditions of this Agreement;

    WHEREAS, at the Effective Time (as defined below), pursuant to the terms of a Contribution Agreement substantially in the form of Exhibit C-1 hereto (the "Contribution Agreement"), between Actava and the Metromedia Holders listed on the signature pages thereto (the "Metromedia Holders"), the Metromedia Holders will contribute, assign or convey to the Surviving Corporation (a) the MetProductions Indebtedness (as defined below) and/or (b) the MII Indebtedness (as defined below) in return for a number of shares of common stock, par value $1.00 per share, of Actava (the "Common Stock") as specified in the Contribution Agreement, if the MetProductions Indebtedness and/or the MII Indebtedness is not refinanced or repaid in full in accordance with this Agreement; and

    WHEREAS, it is the express intention of Actava, Orion, Sterling, MITI, OPC Mergerco and MITI Mergerco that each of the Mergers constitutes a tax-free reorganization for federal income tax purposes under the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code").

    Accordingly, the parties hereto agree as follows:

                                   ARTICLE 1
                                  THE MERGERS

    1.1 The Mergers.

        1.1.1 The Orion Merger. At the Orion Effective Time (as defined in
    Section 1.2.1), upon the terms and subject to the conditions of this Agreement, Orion shall be merged with and into OPC Mergerco in accordance with the Delaware General Corporation Law ("DGCL") and the separate existence of Orion shall thereupon cease, and OPC Mergerco, as the surviving corporation in the Orion Merger, shall continue its corporate existence under the laws of the State of Delaware. The Orion Merger shall have the effects set forth in Section 259 of the DGCL.

        1.1.2 The Sterling Merger. At the Sterling Effective Time (as defined in
    Section 1.2.2), upon the terms and subject to the conditions of this Agreement, Sterling shall be merged with and into Actava in accordance with the DGCL and the separate existence of Sterling shall thereupon cease, and Actava, as the surviving corporation in the Sterling Merger, shall continue its corporate existence under the laws of the State of Delaware. The Sterling Merger shall have the effects set forth in Section 259 of the DGCL.

        1.1.3 The MITI Merger. At the MITI Effective Time (as defined in Section 1.2.3), upon the terms and subject to the conditions of this Agreement, MITI shall be merged with and into MITI Mergerco in accordance with the DGCL and the separate existence of MITI shall thereupon cease, and MITI Mergerco, as the surviving corporation in the MITI Merger, shall continue its corporate existence under the laws of the State of Delaware. The MITI Merger shall have the effects set forth in Section 259 of the DGCL.

    1.2 Effective Time.

        1.2.1 The Orion Merger. The Orion Merger shall become effective at the date and time of the filing of the Certificate of Merger substantially in the form of Exhibit A-1 to this Agreement (the "Orion Certificate of Merger") with the Secretary of State of Delaware in accordance with the provisions of the DGCL. The date and time when the Orion Merger shall become effective is herein referred to as the "Orion Effective Time." OPC Mergerco, as the surviving corporation of the Orion Merger, shall be referred to herein as the "Orion Merger Surviving Corporation." In accordance with the DGCL, all of the rights, privileges, powers, immunities, purposes and franchises of OPC Mergerco and Orion shall vest in the Orion Merger Surviving Corporation and all debts, liabilities, obligations and duties of OPC Mergerco and Orion shall become the debts, liabilities, obligations and duties of the Orion Merger Surviving Corporation.

        1.2.2 The Sterling Merger. The Sterling Merger shall become effective at the date and time of the filing of the Certificate of Merger substantially in the form of Exhibit A-2 to this Agreement (the "Sterling Certificate of Merger") with the Secretary of State of Delaware in accordance with the provisions of the DGCL. The date and time when the Sterling Merger shall become effective is herein referred to as the "Sterling Effective Time." Actava, as the surviving corporation of the Sterling Merger, shall be referred to herein as the "Surviving Corporation." In accordance with the DGCL, all of the rights, privileges, powers, immunities, purposes and franchises of Actava and Sterling shall vest in the Surviving Corporation and all debts, liabilities, obligations and duties of Actava and Sterling shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

        1.2.3 The MITI Merger. The MITI Merger shall become effective at the date and time of the filing of the Certificate of Merger substantially in the form of Exhibit A-3 to this Agreement (the "MITI Certificate of Merger") with the Secretary of State of Delaware in accordance with the provisions of the DGCL. The date and time when the MITI Merger shall become effective is herein referred to as the "MITI Effective Time" and the date and time of the last to occur of (x) the Orion Effective Time, (y) the Sterling Effective Time, and (z) the MITI Effective Time, is herein referred to as the "Effective Time." MITI Mergerco, as the surviving corporation of the MITI Merger, shall be referred to herein as the "MITI Merger Surviving Corporation." In accordance with the DGCL, all of the rights, privileges, powers, immunities, purposes and franchises of MITI Mergerco and MITI shall vest in the MITI Merger Surviving Corporation and all debts, liabilities, obligations and duties of MITI Mergerco and MITI shall become the debts, liabilities, obligations and duties of the MITI Merger Surviving Corporation.

    1.3 Certificates of Incorporation.

        1.3.1 The Orion Merger. The Certificate of Incorporation of OPC Mergerco as in effect immediately prior to the Orion Effective Time shall be the Certificate of Incorporation of the Orion Merger Surviving Corporation until thereafter amended as provided by law, except that at the Orion Effective Time, Article FIRST of the Certificate of Incorporation of the Orion Merger Surviving Corporation shall be amended to read as follows: "The name of the Corporation is ORION PICTURES CORPORATION (the "Corporation")."

        1.3.2 The Sterling Merger. The Restated Certificate of Incorporation of Actava shall be further amended and restated by this Agreement and the Sterling Certificate of Merger, and as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law. The amendments effectuated by this Agreement and the Sterling Certificate of Merger are included in their entirety in the form of the Restated Certificate of Incorporation attached as Exhibit A to Exhibit A-2 to this Agreement and shall include (i) a change of the name of the Surviving Corporation to "Metromedia International Group, Inc." and (ii) an increase in the number of authorized shares of Common Stock as specified therein.

        1.3.3 The MITI Merger. The Certificate of Incorporation of MITI Mergerco shall be the Certificate of Incorporation of the MITI Merger Surviving Corporation until thereafter amended as provided by law except that at the MITI Effective Time, Article FIRST of the Certificate of Incorporation of the MITI Merger Surviving Corporation shall be amended to read as follows:
    "The name of the corporation is METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC. (the "Corporation")."

    1.4 By-laws.

        1.4.1 The Orion Merger. The By-laws of OPC Mergerco as in effect immediately prior to the Orion Effective Time shall be the By-laws of the Orion Merger Surviving Corporation until thereafter amended.

        1.4.2 The Sterling Merger. The By-laws of Actava shall be amended and restated as of the Effective Time substantially in the form of Exhibit B hereto and as so amended and restated shall be the By-laws of the Surviving Corporation until thereafter amended.

        1.4.3 The MITI Merger. The By-laws of MITI Mergerco as in effect immediately prior to the MITI Effective Time shall be the By-laws of the MITI Merger Surviving Corporation until thereafter amended.

    1.5 Directors.

        1.5.1 The Orion Merger. The directors of the Orion Merger Surviving Corporation at the Effective Time shall consist of three individuals designated at the Effective Time by the Board of Directors of the Surviving Corporation, each of whom shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-laws of the Orion Merger Surviving Corporation.

        1.5.2 The Sterling Merger. The directors of the Surviving Corporation at the Effective Time shall consist of the persons listed on Schedule 1.5.2(a), each of whom shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-laws of the Surviving Corporation; provided, however, that if at the Effective Time (i) Triton Group Ltd., a Delaware corporation ("Triton"), is entitled to designate one director to the Surviving Corporation's Board of Directors pursuant to an Amended and Restated Stockholder Agreement dated as of June 25, 1993 between Triton and Actava (the "Triton Stockholder Agreement"), and
    (ii) Triton has not waived its rights under the Triton Stockholder Agreement to designate one director to the Surviving Corporation's Board of Directors, then the directors of the Surviving Corporation at the Effective Time shall consist of the persons listed on Schedule 1.5.2(b), each of whom shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-laws of the Surviving Corporation.

        1.5.3 The MITI Merger. The directors of the MITI Merger Surviving Corporation at the Effective Time shall consist of three individuals designated at the Effective Time by the Board of Directors of the Surviving Corporation, each of whom shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-laws of the MITI Merger Surviving Corporation.

    1.6 Meeting of Stockholders. Each of Actava, Orion, Sterling and MITI hereby covenants and agrees that it shall, as promptly as practicable, take all necessary action in accordance with applicable law to convene a meeting of its stockholders and shall use its best efforts to hold such meeting as promptly as practicable after the date hereof. The purpose of such meeting shall be, among other things, to consider and vote upon this Agreement and the transactions contemplated hereby (including, without limitation, the Mergers and the amendment of Actava's Restated Certificate of Incorporation to be effectuated by the filing of the Sterling Certificate of Merger). Notwithstanding the foregoing, MITI shall be deemed to have fulfilled the foregoing requirements if its stockholders act by written consent in lieu of such meeting pursuant to the provisions of Section 228 of the DGCL. Subject to applicable law and fiduciary duties, including the duties of loyalty and care, the Board of Directors of each of Actava, Orion, Sterling and MITI shall recommend that their stockholders vote in favor of the Mergers, as applicable, and the adoption of this Agreement, as applicable, and the approval of the transactions contemplated by such agreements.

    1.7 Proxy Statement; Form S-4. As soon as practicable, Actava, Orion and Sterling shall file with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each shall use its respective best efforts to have cleared by the SEC, a joint proxy statement (the "Proxy Statement"), with respect to the meeting of Actava's, Orion's and Sterling's stockholders referred to in Section 1.6. In connection therewith, as soon as practicable after the date hereof, Actava shall file with the SEC a Registration Statement on Form S-4 (the "Form S-4") to register under the Securities Act of 1933, as amended (the "Securities Act"), the shares of the Common Stock to be issued in the Mergers which Form S-4 shall incorporate the Proxy Statement. Each of the parties hereto shall use its best efforts promptly to provide in writing all information related to it which is required for inclusion in the Proxy Statement and Form S-4 in order to have the Form S-4 declared effective by the SEC as promptly as practicable. Actava shall use its best efforts to comply, prior to the Effective Time, with all applicable requirements of "Blue Sky" and federal and state securities laws in connection with the Mergers and the issuance of the Common Stock in connection therewith.

    1.8 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation, the Orion Merger Surviving Corporation or the MITI Merger Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, the Orion Merger Surviving Corporation or the MITI Merger Surviving Corporation, as the case may be, its right, title or interest in, to or under any of the rights, properties or assets of Orion, Sterling or MITI or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation, the Orion Merger Surviving Corporation and the MITI Merger Surviving Corporation, as appropriate, shall be authorized to execute and deliver, in the name and on behalf of Orion, Sterling or MITI or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Orion, Sterling or MITI or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation, the Orion Merger Surviving Corporation or the MITI Merger Surviving Corporation, as the case may be, or otherwise to carry out this Agreement.

                                   ARTICLE 2
                            CONVERSION OF SECURITIES

    2.1 Actava Securities.

        (i) All issued and outstanding securities of Actava outstanding immediately prior to the Effective Time (including, without limitation, all shares of Common Stock and all options and warrants exercisable for and securities convertible into shares of Common Stock) shall remain outstanding following the Mergers with the same terms and subject to the same conditions as in effect prior to the Effective Time.

        (ii) It will not be necessary for holders of Common Stock to exchange their existing stock certificates for stock certificates bearing the new name of the Surviving Corporation prior to or at the Effective Time, but after the Effective Time, as presently outstanding certificates of Common Stock are presented for transfer, new certificates bearing the new name of the Surviving Corporation and representing the same number of shares of Common Stock as is currently set forth on such presently outstanding certificates will be issued, or such new certificates shall be issued upon request upon delivery of the certificates evidencing such Common Stock to the Surviving Corporation's transfer agent. From and after the Effective Time, and until such time as all of the certificates representing the Common Stock bearing the previous name of the Surviving Corporation are presented for transfer or exchange, such certificates which have not been presented for transfer or exchange shall represent the same number of shares of Common Stock as is currently set forth on such certificates and holders thereof shall have the same per share right to receive dividends and vote such shares as if such holders had transferred or exchanged such certificates for new certificates bearing the new name of the Surviving Corporation.

    2.2 Conversion of Orion, Sterling and MITI Securities.

        2.2.1 Orion Securities.

           (i) At the Orion Effective Time, each share of common stock, par value $.25 per share, of Orion (the "Orion Common Stock"), issued and outstanding immediately prior to the Orion

       Effective Time, shall, by virtue of the Orion Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Common Stock equal to the Orion Exchange Ratio (as hereafter defined) (subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization or other similar event applicable to shares of Common Stock prior to the Orion Effective Time) upon surrender of the certificate representing such share of Orion Common Stock.

           (ii) Each share of Orion Common Stock held in treasury by Orion immediately prior to the Orion Effective Time shall, by virtue of the Orion Merger, be canceled and retired and cease to exist, without any conversion thereof.

        2.2.2 Sterling Securities.

           (i) At the Sterling Effective Time, each share of common stock, par value $.001 per share, of Sterling (the "Sterling Common Stock"), issued and outstanding immediately prior to the Sterling Effective Time, shall, by virtue of the Sterling Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Common Stock equal to the Sterling Exchange Ratio (as hereafter defined) (subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization or other similar event applicable to shares of Common Stock prior to the Sterling Effective
       Time) upon surrender of the certificate representing such share of Sterling Common Stock.

           (ii) Each share of Sterling Common Stock held in treasury by Sterling immediately prior to the Sterling Effective Time shall, by virtue of the Sterling Merger, be canceled and retired and cease to exist, without any conversion thereof.

           (iii) Notwithstanding anything in this Agreement to the contrary, shares of Sterling Common Stock outstanding immediately prior to the Sterling Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such shares in accordance with Section 262 of the DGCL ("Sterling Dissenting Shares") shall not be converted into a right to receive the consideration specified in Section 2.2.2(i) hereof unless such holder fails to perfect or otherwise loses such holder's right to appraisal, if any. If, after the Sterling Effective Time, such holder fails to perfect or otherwise loses any such right to appraisal, such shares shall be treated as if they had been converted as of the Sterling Effective Time into a right to receive the consideration specified in Section 2.2.2(i) hereof. Sterling shall give prompt notice to Actava of any demands received by Sterling for appraisal of shares of Sterling Common Stock and Actava shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Sterling shall not, except with the prior written consent of Actava, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands.

        2.2.3 MITI Securities.

           (i) At the MITI Effective Time, each share of common stock, par value $.001 per share, of MITI (the "MITI Common Stock"), issued and outstanding immediately prior to the MITI Effective Time, shall, by virtue of the MITI Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Common Stock equal to the MITI Exchange Ratio (as hereafter defined) (subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization or other similar event applicable to shares of Common Stock prior to the MITI Effective Time) upon surrender of the certificate representing such share of MITI Common Stock.

           (ii) At the MITI Effective Time, each holder of an option or warrant or other right exercisable for or convertible into shares of MITI Common Stock ("MITI Options and

       Warrants") will receive, by virtue of the MITI Merger and without any action on the part of the holder thereof, options or warrants or other rights exercisable for or convertible into shares of Common Stock with the same terms and conditions as the MITI Options and Warrants except that the exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the MITI Exchange Ratio (subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization or other similar event applicable to shares of Common Stock prior to the MITI Effective Time).

           (iii) Each share of MITI Common Stock held in treasury by MITI immediately prior to the MITI Effective Time shall, by virtue of the MITI Merger, be canceled and retired and cease to exist, without any conversion thereof.

           (iv) Notwithstanding anything in this Agreement to the contrary, shares of MITI Common Stock outstanding immediately prior to the MITI Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such shares in accordance with
       Section 262 of the DGCL ("MITI Dissenting Shares" shall not be converted into a right to receive the consideration specified in Section 2.2.3(i) hereof unless such holder fails to perfect or otherwise loses such holder's right to appraisal, if any. If, after the MITI Effective Time, such holder fails to perfect or otherwise loses any such right to appraisal, such shares shall be treated as if they had been converted as of the MITI Effective Time into a right to receive the consideration specified in Section 2.2.3(i) hereof. MITI shall give prompt notice to Actava of any demands received by MITI for appraisal of shares of MITI Common Stock and Actava shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. MITI shall not, except with the prior written consent of Actava, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands.

    2.3 Surrender and Exchange of Orion Common Stock, Sterling Common Stock and MITI Common Stock. After the Effective Time, each holder of an outstanding certificate or certificates (the "Old Certificates") theretofore representing shares of Orion Common Stock, Sterling Common Stock or MITI Common Stock shall surrender such Old Certificates to such bank or trust company as may be designated by the Surviving Corporation as the exchange agent (the "Exchange Agent") and shall receive in exchange therefor, upon satisfaction of customary delivery requirements, certificates representing the number of whole shares of Common Stock into which shares of Orion Common Stock, Sterling Common Stock or MITI Common Stock, as the case may be, have been converted (it being understood that subject to the provisions of Section 2.4 hereof, in connection with the Sterling Merger, the Surviving Corporation will instruct the Exchange Agent to deliver the number of whole shares of Common Stock plus cash in lieu of fractional shares which the Sterling Voting Trust (as defined herein) is entitled to receive pursuant to the Sterling Merger in accordance with Section 2.2.2(i) hereof to the beneficiaries of such trust in exchange for the Old Certificates representing the shares of Sterling Common Stock owned by the voting trust (the "Sterling Voting Trust") created by the Voting Trust Agreement). Until so surrendered and exchanged, each outstanding Old Certificate after the Effective Time shall be deemed for all purposes to evidence the number of whole shares of Common Stock into which the shares of Orion Common Stock, Sterling Common Stock or MITI Common Stock, as the case may be, represented by such certificate are to be converted pursuant to Section 2.2 of this Agreement; provided, however, that no dividends or other distributions, if any, in respect of such shares of Common Stock, declared after the Effective Time and payable to holders of record after the Effective Time, shall be paid to the holders of any unsurrendered Old Certificates until such Old Certificates are surrendered. Subject to applicable law, after the surrender and exchange of Old Certificates, the record holders thereof will be entitled to receive any such dividends or other distributions without interest thereon, which theretofore have become payable with respect to the number of shares of Common Stock for which such Old Certificate was exchangeable. Holders of any unsurrendered Old Certificates shall not be entitled to vote until such unsurrendered Old Certificates are exchanged pursuant to this Section 2.3.

    2.4 Fractional Shares. No fractional shares of Common Stock shall be issued in connection with the conversion of shares of Orion Common Stock, Sterling Common Stock or MITI Common Stock, as the case may be, in connection with the Mergers nor will any outstanding fractional share interest entitle the owner thereof to vote, to receive dividends or to exercise any other right of a stockholder of the Surviving Corporation. In lieu of any such fractional shares, any holder of Orion Common Stock, Sterling Common Stock or MITI Common Stock, as the case may be, who would otherwise have been entitled to receive a fractional share of Common Stock shall, upon surrender of certificates representing such holders' shares of Orion Common Stock, Sterling Common Stock or MITI Common Stock, as the case may be, be paid in cash the value of each such fraction, which for this purpose shall be calculated by multiplying such fraction by the "Average Closing Price." For purposes of this Agreement, "Average Closing Price" means the average of the last sale prices for Common Stock as reported on the New York Stock Exchange ("NYSE") for the last 20 consecutive trading days ending on the business day immediately preceding the day which is five calendar days prior to the day on which the meetings of Actava's, Orion's and Sterling's stockholders referred to in Section 1.6 hereof are held, or if such day is not a business day, on the business day immediately preceding such day (the "Determination Date"), subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization or other similar event applicable to shares of Common Stock held of record on or before the Effective Time to the extent not reflected in such sale prices.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES
                                   OF ACTAVA

    Actava represents and warrants as of April 12, 1995 to each of Orion, Sterling and MITI as follows (all references in this Article 3 to "as of the date of this Agreement" or to "as of the date hereof" shall be deemed to refer to April 12, 1995):

    3.1 Organization and Good Standing. Actava and each of its material subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Actava and each of its material subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have an Actava Material Adverse Effect (as defined in Section 15.9). Actava has heretofore delivered or made available to each of Orion, Sterling and MITI accurate and complete copies of the Certificates of Incorporation and By-laws, or equivalent governing instruments, as currently in effect, of Actava and each of its subsidiaries.

    3.2 Capitalization. The authorized capital stock of Actava consists of 100,000,000 shares of Common Stock, 1,000,000 shares of Preference Stock, without par value ("Actava Preference Stock"), and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Actava Preferred Stock"). As of March 31, 1995, 17,327,158 shares of Common Stock, no shares of Actava Preference Stock and no shares of Actava Preferred Stock were issued and outstanding. No other capital stock of Actava is authorized or issued. All issued and outstanding shares of capital stock of Actava are validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable federal and state securities laws and regulations. Except as set forth on Schedule 3.2(a), at the date hereof there are not any outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements of any kind to purchase or otherwise receive from Actava any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of Actava, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock. Except as set forth on Schedule 3.2(b), since March 31, 1995, Actava has not (i) issued any shares of capital stock, except pursuant to the exercise of then outstanding options or warrants in accordance with their terms or (ii) repurchased any shares of Common Stock.

    3.3 Subsidiaries. Exhibit 21 to Actava's filing on Form 10-K for the year ended December 31, 1994, as amended, sets forth the name, jurisdiction of incorporation or organization and percentages of outstanding capital stock or other equivalent equity ownership owned, directly or indirectly, by Actava, with respect to each subsidiary of Actava. Except as set forth on Schedule 3.3, Actava and its subsidiaries own no material direct or indirect equity interest in any corporation (other than direct or indirect subsidiaries of Actava), partnership, joint venture or other entity, domestic or foreign. All of the outstanding shares of capital stock in each of Actava's subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 3.3, to Actava's knowledge, there are no irrevocable proxies or similar obligations with respect to such capital stock and no equity securities or other interests of any of the subsidiaries are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any subsidiary, and there are no contracts, commitments, understandings or arrangements by which any subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. All of such shares so owned by Actava are owned by it free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto.

    3.4 Authorization; Binding Agreement. Actava has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the approval and adoption of this Agreement by the stockholders of Actava in accordance with the DGCL and the Certificate of Incorporation and By-laws of Actava. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the Mergers, have been duly and validly authorized by Actava's Board of Directors and no other corporate proceedings on the part of Actava or any subsidiary of Actava are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of this Agreement by the stockholders of Actava in accordance with the DGCL and the Certificate of Incorporation and By-laws of Actava). This Agreement has been duly and validly executed and delivered by Actava, and, subject to the approval and adoption of this Agreement by the stockholders of Actava in accordance with the DGCL and the Certificate of Incorporation and By-laws of Actava, constitutes the legal, valid and binding agreement of Actava, enforceable against Actava in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

    3.5 Governmental Approvals. No consent, approval or authorization of or declaration or filing with any governmental agency or regulatory authority on the part of Actava or any of its subsidiaries is required in connection with the execution or delivery by Actava of this Agreement or the consummation by Actava of the transactions contemplated hereby other than (i) the filing of this Agreement (or the Certificate of Merger in lieu thereof) with the Secretary of State of Delaware in accordance with the DGCL, (ii) filings with the SEC and any applicable national securities exchange, (iii) filings under state securities or "Blue Sky" laws, (iv) federal, state and local regulatory approvals and consents and (v) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act").

    3.6 No Violations. The execution and delivery by Actava of this Agreement, the consummation of the transactions contemplated hereby and compliance by Actava with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Articles or Certificates of Incorporation or By-laws or other governing instruments of Actava or any of its subsidiaries,
(ii) except as set forth on Schedule 3.6 and except for any of the following which does not and will not have an Actava Material Adverse Effect, require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which Actava or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien, charge or other encumbrance of any kind upon any of the assets of Actava or any of its subsidiaries other than any such lien, charge or other encumbrance which does not and will not have an Actava Material Adverse Effect or (iv) subject to obtaining the governmental and other consents referred to in Section 3.5, contravene any material law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any material order, writ, injunction, determination or award currently in effect to which Actava or any of its subsidiaries or any of their respective assets or properties are subject.

    3.7 Proxy Statement; Form S-4. None of the information relating to Actava and its subsidiaries included in the Proxy Statement or Form S-4 will be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for information supplied or to be supplied by Orion, Sterling or MITI in writing for inclusion therein, as to which no representation is made, the Proxy Statement, and any supplements or amendments thereto, will comply in all material respects with the Exchange Act and the rules and regulations thereunder.

    3.8 SEC Filings. Actava has made available to each of Orion, Sterling and MITI true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended December 31, 1992, 1993 and 1994, as filed with the SEC, (ii) its proxy statements relating to all of Actava's meetings of stockholders (whether annual or special) since January 1, 1993, as filed with the SEC, and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Actava with the SEC since January 1, 1993 (the reports and statements set forth in clauses (i), (ii) and (iii) are referred to collectively as the "Actava SEC Filings"). With respect to Roadmaster Industries, Inc., a Delaware corporation ("Roadmaster"), Actava has made available to each of Orion, Sterling and MITI true and complete copies of (i) Roadmaster's Annual Reports on Form 10-K for the years ended December 31, 1992, 1993 and 1994, as filed with the SEC, (ii) Roadmaster's proxy statements relating to all of Roadmaster's meetings of stockholders (whether annual or special) since January 1, 1993, as filed with the SEC, and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Roadmaster with the SEC since January 1, 1992 (the reports and statements set forth in clauses (i), (ii) and (iii) are referred to collectively as the "Roadmaster SEC Filings"). As of their respective dates, none of the Actava SEC Filings or, to Actava's actual knowledge, without investigation, Roadmaster SEC Filings (including all exhibits and schedules thereto and documents incorporated by reference therein), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Actava SEC Filings and, to Actava's actual knowledge, without investigation, Roadmaster SEC Filings at the time of filing complied in all material respects with the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder. As of the date hereof, there are no claims, actions, or proceedings (and to Actava's knowledge no investigations) pending by or against or to Actava's knowledge threatened against Actava or any of its subsidiaries, or to Actava's actual knowledge, without investigation, Roadmaster or any of its subsidiaries, or any properties or rights of Actava or any of its subsidiaries, or any properties or rights of Actava or any of its subsidiaries, or any properties or rights of, to Actava's actual knowledge, without investigation, Roadmaster or any of its subsidiaries, before any court or any administrative, governmental or regulatory authority or body which is required to be described in any Actava SEC Filing or, to Actava's actual knowledge, without investigation, Roadmaster SEC Filing that is not so described which have or will have an Actava Material Adverse Effect.

    3.9 Financial Statements. The consolidated balance sheets of Actava as of December 31, 1992, 1993 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, including the footnotes thereto, certified by Ernst & Young LLP, Actava's independent certified public accountants, as set forth in Actava's Annual Reports on Form 10-K, as amended, for the years ended December 31, 1992, 1993 and 1994, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the financial position of Actava and its consolidated subsidiaries as of the dates thereof and the results of their operations for the periods then ended.

    3.10 Absence of Certain Changes or Events. Except as set forth in the Actava SEC Filings, since December 31, 1994 there has not been: (i) any material adverse change in the business, assets, prospects, condition (financial or other) or the results of operations of Actava and its subsidiaries taken as a whole other than any such change caused by general economic conditions, political or governmental instability or uncertainty, civil disturbances or unrest, war or other similar acts of force majeure; (ii) any notification from Eastman Kodak Company ("Kodak") that it intends to set off any amounts or otherwise dispute any amounts payable under that certain $100 million promissory note dated August 12, 1994 made by Kodak in favor of Actava; (iii) any declaration, payment or setting aside for payment of any dividend or any redemption, purchase or other acquisition of any shares of capital stock or securities of Actava; (iv) any return of any capital or other distribution of assets to stockholders of Actava; (v) any material investment of a capital nature by Actava or any of its subsidiaries either by the purchase of any property or assets or by any acquisition (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof; (vi) any sale, disposition or other transfer of assets or properties of Actava and its subsidiaries in excess of $100,000 individually or $1,000,000 in the aggregate; (vii) any employment or consulting agreement entered into by Actava and its subsidiaries with any officer or consultant of Actava and its subsidiaries providing for annual salary or other annual payments in excess of $100,000 or any amendment or modification to, or termination of, any current employment or consulting agreement to which Actava or any of its subsidiaries is a party which provides for annual salary or other annual payments in excess of $100,000; (viii) any agreement to take, whether in writing or otherwise, any action which, if taken prior to the date hereof, would have made any representation or warranty in this Article 3 untrue, incomplete or incorrect in any material respect; (ix) any change in accounting methods or practices or any change in depreciation or amortization policies or rates; or (x) any failure by Actava or its subsidiaries to conduct their respective businesses only in the ordinary course consistent with past practice. Except as set forth in the Roadmaster SEC Filings, since December 31, 1994, to Actava's actual knowledge, without investigation, there has not occurred any material adverse change in the business, assets, prospects, conditions (financial or otherwise) or the results of operations of Roadmaster and its subsidiaries taken as a whole.

    3.11 Compliance with Laws. The business of Actava and its subsidiaries has been operated in compliance with all laws, ordinances, regulations and orders of all governmental entities, domestic or foreign, except for any instances of non-compliance which do not and will not have an Actava Material Adverse Effect.

    3.12 Permits. Except as set forth on Schedule 3.12, (i) Actava and its subsidiaries have all permits, certificates, licenses, approvals and other authorizations (collectively, "Actava Permits") required in connection with the operation of their businesses, (ii) neither Actava nor any of its subsidiaries are in violation of any Actava Permit applicable to any of them or to the operation of their businesses, and (iii) no proceedings are pending or, to Actava's knowledge, threatened, to revoke or terminate any Actava Permit, except, in the case of clause (i) or (ii) above, those the absence or violation of which do not and will not have an Actava Material Adverse Effect.

    3.13 Finders and Investment Bankers. Neither Actava nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby except a fee payable to CS First Boston Corporation ("First Boston") pursuant to that certain engagement letter dated February 15, 1995 between First Boston and Actava.

    3.14 Contracts. There is no material contract or other material agreement ("Contract") required to be described in or filed as an exhibit to any Actava SEC Filing that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. All such Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms other than such Contracts which by their terms are no longer in force or effect. Except as set forth in Schedule 3.6 or 3.14, (i) no approval or consent of, or notice to, any person is needed in order to ensure that such Contracts shall continue in full force and effect in accordance with their respective terms without penalty, acceleration or rights of early termination following the consummation of the transactions contemplated by this Agreement, and (ii) Actava or its subsidiaries is not in violation or breach of or default under any such Contract; nor to Actava's knowledge is any other party to any such Contract in violation or breach of or default under any such Contract, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have an Actava Material Adverse Effect.

    3.15 Employee Benefit Plans.

        (i) Except as set forth on Schedule 3.15(i), there are no employee benefit plans or arrangements of any type, including (i) plans described in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder ("ERISA") and any other material plans, programs, practices or policies, including, but not limited to, any pension, profit sharing, retirement, thrift, stock purchase or stock option plan, or any other compensation, welfare, fringe benefit or retirement plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, providing for benefits for or the welfare of any or all of the current or former employees or agents of Actava and their beneficiaries or dependents, or (ii) multiemployer plans as defined in section 3(37) of ERISA, or (iii) multiple employer plans as defined in
    Section 413 of the Code, under which Actava has or in the future could have, directly or indirectly through an entity which is considered a "single employer" within the meaning of sections 414(b), (c), (m) and (o) of the Code (a "Commonly Controlled Entity"), any liability with respect to any current or former employee of Actava or any Commonly Controlled Entity (collectively, "Actava Benefit Plans").

        (ii) With respect to each Actava Benefit Plan (where applicable), Actava has delivered to each of Orion, Sterling and MITI complete and accurate copies or summaries of (a) all plan texts and material agreements, (b) all material employee communications, (c) the most recent annual report, (d) the most recent annual and periodic accounting of plan assets, (e) the most recent determination letter received from the Internal Revenue Service and
    (f) the most recent actuarial valuation.

        (iii) With respect to each Actava Benefit Plan, except as set forth on
    Schedule 3.15(iii), (a) if intended to qualify under Code sections 401(a) or 403(a), (i) such Actava Benefit Plan has received a favorable determination letter from the Internal Revenue Service (the "Service") indicating that such Plan meets such requirements, and such determination by the Service includes any new or modified requirements under the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993, or (ii) an application for a favorable determination letter including such legislation was filed with the Service prior to the expiration of the remedial amendment period (as defined in Code section 401(b) and regulations thereunder, and as extended pursuant to notices and revenue rulings of the Service) for filing such an application and such Plan has been substantially amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted through and including the Omnibus Budget Reconciliation Act of 1993, or (iii) the remedial amendment period (as defined in (ii) above) with respect to such Plan has not yet expired, and an application for a favorable determination letter including such legislation will be timely filed with the Service prior to the expiration of such period and the Plan will be amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993 prior to the expiration of such period, (b) if intended to qualify under Code sections 401(a) or 403(a) and if originally effective prior to January 1, 1986, such Actava Benefit Plan has previously received a favorable determination letter from the Service indicating that such Plan meets the requirements of Code sections 401(a) or 403(a) as in effect on the date of the letter, including without limitation, the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), the Deficit Reduction Act of 1984 ("DEFRA"), and the Retirement Equity Act of 1984 ("REACT"), (c) such Actava Benefit Plan has been administered in material compliance with its terms and applicable law, (d) no event has occurred and there exists no circumstance under which Actava could, directly or indirectly through a Commonly Controlled Entity, incur material liability under ERISA, the Code or otherwise (other than routine claims for benefits), (e) there are no actions, suits or claims pending (other than routine claims for benefits) or, to Actava's knowledge, threatened, with respect to any Actava Benefit Plan or against the assets of any Actava Benefit Plan, (f) no "accumulated funding deficiency" (as defined in ERISA section 302) has occurred, (g) no "prohibited transaction" (as defined in ERISA section 406 or in Code section
    4975) has occurred, (h) no "reportable event" (as defined in ERISA section
    4043) has occurred, (i) all contributions and PBGC premiums or premiums due under an insurance contract that insures benefits payable under an Actava Benefit Plan, as applicable, have been made on a timely basis and (j) all contributions made or required to be made under any Actava Benefit Plan which have been treated as deductible for purposes of one or more federal income tax returns of Actava meet the requirements for deductibility under the Code and all contributions that have not been made have been properly recorded on the books of Actava or a Commonly Controlled Entity in accordance with generally accepted accounting principles.

        (iv) With respect to each Actava Benefit Plan that is subject to Title IV of ERISA, except as set forth on Schedule 3.15(iv), (a) as of the date hereof and at the Effective Time, the market value of assets (exclusive of any contribution due to such Actava Benefit Plan) equals or exceeds the present value of benefit liabilities as of the latest actuarial valuation date shown for such plan (but not prior to 12 months prior to the date hereof), determined on the basis of a shutdown of Actava and termination of such Actava Benefit Plan in accordance with actuarial assumptions used by the Pension Benefit Guaranty Corporation in single-employer plan terminations and since its last valuation date, there have been no amendments to such Actava Benefit Plan that materially increased the present value of benefit liabilities (determined as provided above) nor any other material adverse changes in the funding status of such Actava Benefit Plan, and (b) Actava has not incurred, directly or indirectly through a Commonly Controlled Entity, any liability arising from a plan termination or plan withdrawal from a multiemployer plan.

        (v) With respect to each Actava Benefit Plan that is a "welfare plan" (as defined in ERISA section 3(1)), except as set forth on Schedule 3.15(v),
    (a) no such plan provides medical or death benefits (whether or not insured) with respect to current or former employees beyond their termination of employment or the end of the month of their termination of employment (other than coverage mandated by law), (b) there are no reserves, assets, surplus or prepaid premiums under any such plan and (c) Actava and any Commonly Controlled Entity have materially complied with the requirements of Code section 4980B.

        (vi) With respect to each Actava Benefit Plan that is a multiemployer plan, (a) Schedule 3.15(vi) indicates the number of employees with respect to whom Actava or any Commonly Controlled Entity makes contributions to each such plan and the most recent information available to Actava or any Commonly Controlled Entity with respect to the withdrawal liability of Actava or such Commonly Controlled Entity under each such plan, (b) each such plan is not, as of the date hereof, insolvent or in reorganization, nor does it have an accumulated funding deficiency, and Actava does not know of any reason why such plan would become insolvent or in reorganization or have an accumulated funding deficiency in the foreseeable future, (c) Actava or any Commonly Controlled Entity has made all contributions to each such plan due or accrued as of the date hereof and will have made all such contributions as of the Effective Time and (d) the withdrawal liability with respect to each such Plan if any Commonly Controlled Entity were to withdraw from the plan at the Effective Time is less than or equal to $0.

        (vii) Except as set forth on Schedule 3.15(vii), the consummation of the transactions contemplated by this Agreement will not (a) entitle any individual to severance pay, or (b) accelerate the time of payment, vesting of benefits (including stock options and restricted stock) or increase the amount of compensation due to any individual.

    3.16 Taxes.

        (a) Except as set forth on Schedule 3.16, (i) Actava and each of its subsidiaries timely has filed (after giving effect to any extensions of the time to file which were obtained) prior to the date of this Agreement, and will file prior to the Effective Time, all returns required to be filed prior to the date of this Agreement and/or required to be filed prior to the Effective Time by any of them with respect to, and has paid (or Actava has paid on its behalf), or has or will set up an adequate reserve for the payment of, all taxes, together with interest and penalties thereon ("Taxes"), required to be paid prior to the date of the Agreement or the Effective Time, as the case may be, and the most recent financial statements contained in the SEC Filings reflect an adequate reserve for all Taxes payable by Actava and its subsidiaries accrued through the date of such financial statements and (ii) no deficiencies for any Taxes have been proposed, asserted or assessed against Actava or any of its subsidiaries other than those which are being contested in good faith and by proper proceedings by Actava, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have an Actava Material Adverse Effect.

        (b) The Federal income tax returns of Actava and each of its subsidiaries consolidated in such returns have been examined by and settled with the IRS, or the statute of limitations with respect to such years has expired, for all years through 1987.

        (c) Except as set forth on Schedule 3.16, none of Actava, any subsidiary of Actava, or to Actava's knowledge, any group of which Actava or any subsidiary of Actava is now or ever was a member, has filed or entered into any election, consent or extension agreement that extends any applicable statute of limitations or the time within which a return must be filed which statute of limitations has not expired or return has not been timely filed.

        (d) Except as set forth on Schedule 3.16, (i) none of Actava, any subsidiary of Actava or, to Actava's knowledge, any group of which Actava or any subsidiary of Actava is now or ever was a member, is a party to any action or proceeding pending or, to Actava's knowledge, threatened by any governmental authority for assessment or collection of Taxes, (ii) no unresolved claim for assessment or collection of Taxes has, to Actava's knowledge, been asserted, (iii) no audit or investigation of Actava or any subsidiary of Actava by any governmental authority is pending or, to

    Actava's knowledge, threatened and (iv) no such matters are under discussion with any governmental authority which, in the case of clauses (i-iv), could have an Actava Material Adverse Effect.

    3.17 Liabilities. Except (i) as expressly disclosed in the Actava SEC Filings or (ii) as set forth on Schedule 3.17, and in the case of (i) and (ii) above, as does not and will not have an Actava Material Adverse Effect, Actava and its subsidiaries do not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise ("Liabilities"), whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement, other than Liabilities incurred since December 31, 1994 in the ordinary course of business. Except as set forth on Schedule 3.17 or reflected in the Actava SEC Filings, Actava and its subsidiaries do not have (i) material obligations in respect of borrowed money, (ii) material obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) material obligations which would be required by generally accepted accounting principles to be classified as "capital leases", (iv) material obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than twelve (12) months from the date of incurrence, and (v) any guaranties of any material obligations of any other person.

    3.18 Environmental Matters. Except as disclosed on Schedule 3.18:

        (i) Neither Actava nor any of its subsidiaries is or has been in violation in any material respect of any applicable Safety and Environmental Law (as hereafter defined).

        (ii) Actava and its subsidiaries have all Permits (as hereafter defined) required pursuant to Safety and Environmental Laws that are material to the conduct of the business of Actava or any of its subsidiaries, all such Permits are in full force and effect, no action or proceeding to revoke, limit or modify any of such Permits is pending, and Actava and each of its subsidiaries is in compliance in all material respects with all terms and conditions thereof.

        (iii) Neither Actava nor any of its subsidiaries has received, or expects to receive due to the consummation of the Mergers, any material Environmental Claim (as hereafter defined).

        (iv) To Actava's knowledge, Actava and its subsidiaries have filed all notices required under Safety and Environmental Laws indicating the past or present Release (as hereafter defined), generation, treatment, storage or disposal of Hazardous Substances (as hereafter defined).

        (v) Neither Actava nor any of its subsidiaries have entered into any written agreement with any Governmental Body (as hereafter defined) or any other person by which Actava or any of its subsidiaries has assumed responsibility, either directly or as a guarantor or surety, for the remediation of any condition arising from or relating to a Release or threatened Release of Hazardous Substances into the Environment (as hereafter defined).

        (vi) To Actava's knowledge, there is not now and has not been at any time in the past a Release or threatened Release of Hazardous Substances into the Environment for which Actava or any of its subsidiaries may be directly or indirectly responsible.

        (vii) To Actava's knowledge, there is not now and has not been at any time in the past at, on or in any of the real properties owned, leased or operated by Actava or any of its subsidiaries, and, to Actava's knowledge, was not at, on or in any real property previously owned, leased or operated by Actava or any of its subsidiaries or any predecessor: (A) any generation, use, handling, Release, treatment, recycling, storage or disposal of any Hazardous Substances, (B) any underground storage tank, surface impoundment, lagoon or other containment facility (past or present) for the temporary or permanent storage, treatment or disposal of Hazardous Substances, (C) any landfill or solid waste disposal area, (D) any asbestos-containing material in a condition requiring abatement, (E) any polychlorinated biphenyls (PCBs) used in hydraulic oils, electrical transformers or other equipment, (F) any Release or threatened Release, or any visible signs of Releases or threatened Releases, of a Hazardous Substance to the Environment in form or quantity requiring Remedial Action (as hereafter defined) under Safety and Environmental Laws, or (G) any Hazardous Substances present at such property, excepting such quantities as are handled in accordance with all applicable manufacturer's instructions and Safety and Environmental Laws and in proper storage containers, and as are necessary for the operations of Actava and its subsidiaries.

        (viii) To Actava's knowledge, there is no basis or reasonably anticipated basis for any material Environmental Claim or material Environmental Compliance Costs (as hereafter defined).

        (ix) Neither Actava nor any of its subsidiaries have transported, stored, treated or disposed, nor have they allowed or arranged for any third persons to transport, store, treat or dispose, any Hazardous Substance to or at: (a) any location other than a site lawfully permitted to receive such substances for such purposes, or (b) any location designated for Remedial Action pursuant to Safety and Environmental Laws; nor have they performed, arranged for or allowed by any method or procedure such transportation or disposal in contravention of any Safety and Environmental Laws or in any other manner which may result in Environmental Compliance Costs or in an Environmental Claim. All locations at which Actava or any of its subsidiaries have disposed of any Hazardous Substance are listed on Schedule 3.18(ix).

    For purposes of this Agreement, the following terms have the following meanings:

        (i) "Environment" means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

        (ii) "Environmental Claims" means any notification, whether direct or indirect, formal or informal, written or oral, pursuant to Safety and Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety, that any of the current or past operations of any of the Merging Parties or any of their subsidiaries, or any by-product thereof, or any of the property currently or formerly owned, leased or operated by any of the Merging Parties or any of their subsidiaries, or the operations or property of any predecessor of any of the Merging Parties or any of their subsidiaries is or may be implicated in or subject to any proceeding, action, investigation, claim, lawsuit, order, agreement or evaluation by any Governmental Body or any other person.

        (iii) "Environmental Compliance Costs" means any expenditures, costs, assessments or expenses (including, without limitation, any expenditures, costs, assessments or expenses in connection with the conduct of any Remedial Action, as well as reasonable fees, disbursements and expenses of attorneys, experts, personnel and consultants), whether direct or indirect, necessary to cause the operations, real property, assets, equipment or facilities owned, leased, operated or used by any of the Merging Parties or by any of their subsidiaries to be in compliance with any and all requirements, as in effect as of the date hereof, of Safety and Environmental Laws, principles of common law concerning pollution, protection of the Environment or health and safety, or Permits issued pursuant to Safety and Environmental Laws; provided, however, that Environmental Compliance Costs do not include expenditures, costs, assessments or expenses necessary in connection with normal maintenance of such real property, assets, equipment or facilities or the replacement of equipment in the normal course of events due to ordinary wear and tear.

        (iv) "Governmental Body" means any government or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any court or arbitrator.

        (v) "Hazardous Substance" means any toxic waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste, or any other substance regulated under or defined by any Safety and Environmental Law.

        (vi) "Permits" means all licenses, permits, orders or approvals of, and all required registrations with, any Governmental Body that are material to the conduct of the business of any of the Merging Parties or any of their subsidiaries.

        (vii) "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor Environment or into, through or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property.

        (viii) "Remedial Action" means all actions, whether voluntary or involuntary, reasonably necessary to comply with Safety and Environmental Laws to (A) clean up, remove, treat, cover or in any other way adjust Hazardous Substances in the indoor or outdoor Environment; (B) prevent or control the Release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the Environment; or (C) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in any real property.

        (ix) "Safety and Environmental Laws" means all federal, state and local laws and orders relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of pollutants, contaminants or industrial, toxic or hazardous substances or wastes into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or industrial, toxic or hazardous substances or wastes, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sec. 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Sec. 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Sec. 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Sec. 1251 et seq., the Clean Air Act, 42 U.S.C. Sec. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Sec. 121 et seq., the Occupational Safety and Health Act, 29 U.S.C. Sec. 651 et seq., the Asbestos Hazard Emergency Response Act, 15 U.S.C. Sec. 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Sec. 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

    3.19 Intellectual Property. Schedule 3.19 sets forth a list of all of Actava's and its subsidiaries' registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights and franchises, all applications for any of the foregoing and all permits, grants and licenses or other rights running to or from Actava and any of its subsidiaries relating to any of the foregoing that are material to the business of Actava and its subsidiaries taken as a whole. Except as set forth on Schedule 3.19, to Actava's knowledge (i) Actava or one of its subsidiaries own, or are licensed to, or otherwise have, the right to use all registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights and franchises set forth on Schedule 3.19, and (ii) Actava's rights in the property set forth on such list are free and clear of any liens or other encumbrances and Actava and its subsidiaries have not received written notice of any adversely-held patent, invention, trademark, service mark or trade name of any other person, or notice of any charge or claim of any person relating to such intellectual property or any process or confidential information of Actava and its subsidiaries and to Actava's knowledge there is no basis for any such charge or claim, and (iii) Actava, its subsidiaries and their respective predecessors, if any, have not conducted business at any time during the period beginning five years prior to the date hereof under any corporate or partnership, trade or fictitious names other than their current corporate or partnership names, except in the case of clauses (i), (ii) and (iii) above, any of the foregoing which do not and will not have an Actava Material Adverse Effect.

    3.20 Real Estate. (a) Schedule 3.20(a) sets forth a true, correct and complete schedule of all real property owned by Actava or any of its subsidiaries. Actava or one of its subsidiaries is the owner of fee title to the real property described on Schedule 3.20(a) and to all of the buildings, structures and other improvements located thereon free and clear of any mortgage, deed of trust, lien, pledge, security interest, claim, lease, charge, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect, encumbrance or other restriction or limitation except for the matters listed on Schedule 3.20(a) and any exceptions or restrictions which, individually or in the aggregate, do not and will not have an Actava Material Adverse Effect.

    (b) Schedule 3.20(b) sets forth a true, correct and complete schedule of all material leases, subleases, licenses or other agreements under which Actava or any of its subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property or improvements thereon (the "Actava Real Property Leases"). Except for the matters listed on Schedule 3.20(b), to Actava's knowledge, Actava holds the leasehold estate under and interest in each Actava Real Property Lease free and clear of all material liens, encumbrances and other rights of occupancy. Except as set forth on Schedule 3.20(b), all Actava Real Property Leases are valid and binding on the lessors thereunder in accordance with their respective terms and to Actava's knowledge, there is not under any such Actava Real Property Leases any existing default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, which in either case, considered individually or in the aggregate with all such other Actava Real Property Leases under which there is such a default, condition, event or act, has or will have an Actava Material Adverse Effect.

    3.21 Records. The respective minute books of Actava and each of its subsidiaries made available to each of Orion, Sterling and MITI contain materially accurate and complete records of all material corporate actions of the respective stockholders and directors (and committees thereof).

    3.22 Title to and Condition of Personal Property. Except as set forth on
Schedule 3.22, Actava and each of its subsidiaries have good and marketable title to the material personal property reflected in its or their financial statements or currently used in the operation of their businesses (other than leased property), and such property is free and clear of all liens, claims, charges, security interests, options, or other title defects or encumbrances, except for those which would not have an Actava Material Adverse Effect. All such personal property is in good operating condition and repair, ordinary wear and tear excepted, is suitable for the use to which the same is customarily put, is free from defects and is merchantable and is of a quality and quantity presently usable in the ordinary course of the operation of the business of Actava and its subsidiaries, other than such matters as would not have an Actava Material Adverse Effect.

    3.23 No Adverse Actions. There is no existing, pending or, to Actava's knowledge, threatened termination, cancellation, modification or change in the business relationship of Actava or any of its subsidiaries, with any supplier, customer or other person or entity except those which do not and will not have an Actava Material Adverse Effect. To Actava's knowledge, none of Actava, any subsidiary of Actava or any stockholder, director, officer, agent, employee or other person associated with or acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials.

    3.24 Labor Matters. (a) Except as set forth on Schedule 3.24(a), neither Actava nor any of its subsidiaries has any material obligations, contingent or otherwise, under any employment or consulting agreement (except if and as set forth in the schedules hereto), collective bargaining agreement or other contract with a labor union or other labor or employee group. There are no efforts presently being made or, to Actava's knowledge, threatened by or on behalf of any labor union with respect to employees of Actava or any subsidiary of Actava. No unfair labor practice complaint against Actava or any subsidiary of Actava is pending or, to Actava's knowledge, threatened before the National Labor Relations Board; there is no labor strike, dispute, slowdown or stoppage pending or, to Actava's knowledge, threatened against or involving Actava or any subsidiary of Actava; no collective bargaining representation question exists respecting the employees of Actava or any subsidiary of Actava; no grievance or internal or informal complaint exists under any collective bargaining agreement, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; no collective bargaining agreement is currently being negotiated by Actava or any subsidiary of Actava; and neither Actava nor any subsidiary of Actava has experienced any labor difficulty, except as to each of the foregoing, any matter which would not have an Actava Material Adverse Effect.

    (b) Except as set forth on Schedule 3.24(b), in the last three years, neither Actava nor any of its subsidiaries has effectuated, nor will Actava or any of its subsidiaries at any time before the Effective Time, effectuate (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act (and applicable similar state law (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Actava or its subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Actava or its subsidiaries; nor has Actava or its subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

    (c) Except as set forth on Schedule 3.24(c), Actava and all of its subsidiaries are in compliance with all federal and state laws respecting immigration, employment and employment practices, fair labor practices, family and medical leave, terms and conditions of employment (including nondiscrimination in race, age, sex, religion, disability, etc.), and wages and hours except to the extent failure to comply would not have an Actava Material Adverse Effect.

    3.25 Investment Company Act. Actava and each of its subsidiaries either (a) is not an "investment company," or a company "controlled" by, or an "affiliated company" with respect to, an "investment company," within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act") or (b) satisfies all conditions for an exemption from the Investment Company Act, and, accordingly, neither Actava nor any of its subsidiaries is required to be registered under the Investment Company Act.

    3.26 Insurance. Except as set forth on Schedule 3.26, neither Actava nor any subsidiary of Actava has received notice of default under, or intended cancellation or nonrenewal of, any material policies of insurance which insure the properties, business or liability of Actava or any subsidiary of Actava, except any of the foregoing which do not and will not have an Actava Material Adverse Effect.

    3.27 Products. (a) Except (i) as set forth on Schedule 3.27(a) and (ii) as does not and will not have an Actava Material Adverse Effect, there are no product liability claims against or involving Actava or any of its subsidiaries or any product manufactured, marketed or distributed at any time by Actava or any of its subsidiaries ("Actava Products") and no such claims have been settled, adjudicated or otherwise disposed of since December 31, 1994.

    (b) Except (i) as set forth on Schedule 3.27(b) and (ii) as does not and will not have an Actava Material Adverse Effect, there are no statements, citations or decisions by any Governmental Body specifically stating that any Actava Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Body. Except (i) as set forth on Schedule 3.27(b) and
(ii) as does not and will not have an Actava Material Adverse Effect, there have been no recalls ordered by any such Governmental Body with respect to any Actava Product. Except (i) as set forth on Schedule 3.27(b) and (ii) as does not and will not have an Actava Material Adverse Effect, to Actava's knowledge, there is no (A) fact relating to any Actava Product that may impose upon Actava or any of its subsidiaries a duty to recall any Actava Product or a duty to warn customers of a defect in any Actava Product, (B) latent or overt design, manufacturing or other defect in any Actava Product or (C) material liability for warranty claims or returns with respect to any Actava Product not fully reflected on Actava's financial statements referred to in Section 3.9 hereof.

                                   ARTICLE 3A
                          FURTHER REPRESENTATIONS AND
                              WARRANTIES OF ACTAVA

    Actava represents and warrants to each of Orion, Sterling and MITI that from and after April 12, 1995 until the date hereof, Actava has performed and complied with in all material respects its obligations, agreements and covenants under the Agreement and Plan of Merger dated as of April 12, 1995 among Actava, Orion, Sterling and MITI (the "Initial Merger Agreement") which were required to be performed or complied with by it at or prior to the date hereof.

                                   ARTICLE 3B
                         REPRESENTATIONS AND WARRANTIES
                   OF ACTAVA, OPC MERGERCO AND MITI MERGERCO

    Actava, OPC Mergerco and MITI Mergerco, jointly and severally, represent and warrant to each of Orion, Sterling and MITI as follows:

    3B.1 Organization and Good Standing. Each of OPC Mergerco and MITI Mergerco is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of OPC Mergerco and MITI Mergerco is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Actava has heretofore delivered or made available to each of Orion, Sterling and MITI accurate and complete copies of the Certificates of Incorporation and By-laws, or equivalent governing instruments, as currently in effect, of each of OPC Mergerco and MITI Mergerco.

    3B.2 Capitalization. The authorized capital stock of OPC Mergerco consists solely of 1,000 shares of Common Stock, par value $.01 per share (the "OPC Mergerco Common Stock"), all of which as of the date hereof are issued and outstanding and owned by Actava free and clear of all liens, pledges, mortgages, security interests and encumbrances or other restrictions or limitations with respect thereto. The authorized capital stock of MITI Mergerco consists solely of 1,000 shares of Common Stock, par value $.01 per share (the "MITI Mergerco Common Stock"), all of which as of the date hereof are issued and outstanding and owned by Actava free and clear of all liens, pledges, mortgages, security interests and encumbrances or other restrictions or limitations with respect thereto. All issued and outstanding shares of capital stock of each of OPC Mergerco and MITI Mergerco are owned by Actava and are validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable federal and state securities laws and regulations. There are not any outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements of any kind to purchase or otherwise receive from either OPC Mergerco or MITI Mergerco any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of either OPC Mergerco or MITI Mergerco, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock.

    3B.3 Subsidiaries. Neither OPC Mergerco nor MITI Mergerco owns any direct or indirect equity interest in any corporation, partnership, joint venture or other entity, domestic or foreign.

    3B.4 Authorization; Binding Agreement. Each of OPC Mergerco and MITI Mergerco has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the approval and adoption of this Agreement by the stockholders of Actava in accordance with the DGCL and the Certificate of Incorporation and By-laws of Actava. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the Mergers, have been duly and validly authorized by each of OPC Mergerco's Board of Directors and MITI Mergerco's Board of Directors and by Actava (through its Board of Directors), as sole stockholder of each of OPC Mergerco and MITI Mergerco, and no other corporate proceedings on the part of Actava, OPC Mergerco or MITI Mergerco or any subsidiary of any of them are necessary to authorize the execution and delivery of this Agreement by OPC Mergerco and MITI Mergerco or to consummate the transactions so contemplated (other than the approval and adoption of this Agreement by the stockholders of Actava in accordance with the DGCL and the Certificate of Incorporation and By-laws of Actava). This Agreement has been duly and validly executed and delivered by each of OPC Mergerco and MITI Mergerco, and, subject to the approval and adoption of this Agreement by the stockholders of Actava in accordance with the DGCL and the Certificate of Incorporation and By-laws of Actava, constitutes the legal, valid and binding agreement of each of OPC Mergerco and MITI Mergerco, enforceable against each of OPC Mergerco and MITI Mergerco, in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

    3B.5 Governmental Approvals. No consent, approval or authorization of or declaration or filing with any governmental agency or regulatory authority on the part of either of OPC Mergerco and MITI Mergerco is required in connection with the execution or delivery by either OPC Mergerco or MITI Mergerco of this Agreement or the consummation by either OPC Mergerco or MITI Mergerco of the transactions contemplated hereby other than (i) the filing of this Agreement (or the Orion Certificate of Merger or MITI Certificate of Merger, as appropriate, in lieu thereof) with the Secretary of State of Delaware in accordance with the DGCL, (ii) filings with the SEC and any applicable national securities exchange,
(iii) filings under state securities or "Blue Sky" laws and (iv) federal, state and local regulatory approvals and consents.

    3B.6 No Violations. The execution and delivery by each of OPC Mergerco and MITI Mergerco of this Agreement, the consummation of the transactions contemplated hereby and compliance by each of OPC Mergerco and MITI Mergerco with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or By-laws or other governing instruments of either of OPC Mergerco or MITI Mergerco, (ii) require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which either of OPC Mergerco or MITI Mergerco is a party or by which any of them or any of their properties or assets may be bound,
(iii) result in the creation or imposition of any lien, charge or other encumbrance of any kind upon any of the assets of either of OPC Mergerco or MITI Mergerco or (iv) subject to obtaining the governmental and other consents referred to in Section 3B.5, contravene any material law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any material order, writ, injunction, determination or award currently in effect to which either of OPC Mergerco or MITI Mergerco or any of their respective assets or properties are subject.

    3B.7 Conduct of Business. Except for activities related to the approval of this Agreement and the transactions contemplated hereby, neither OPC Mergerco nor MITI Mergerco has conducted any business of any kind whatsoever or owns or leases any real or personal property whatsoever.

    3B.8 Liabilities. Neither OPC Mergerco nor MITI Mergerco has any direct or indirect Liabilities, whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement. Neither OPC Mergerco nor MITI Mergerco has (i) obligations in respect of borrowed money,
(ii) obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations which would be required by generally accepted accounting principles to be classified as "capital leases", (iv) obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than twelve (12) months from the date of incurrence, and (v) any guaranties of any obligations of any other person.

    3B.9 Records. The respective minute books of each of OPC Mergerco and MITI Mergerco contain accurate and complete records of all corporate actions of the respective stockholders and directors (and committees thereof) of OPC Mergerco and MITI Mergerco.

                                   ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES
                                    OF ORION

    Orion represents and warrants as of April 12, 1995 to each of Actava, Sterling and MITI as follows (all references in this Article 4 to "as of the date of this Agreement" or to "as of the date hereof" shall be deemed to refer to April 12, 1995):

    4.1 Organization and Good Standing. Orion and each of its material subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Orion and each of its material subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have an Orion Material Adverse Effect (as defined in Section 15.9). Orion has heretofore delivered or made available to each of Actava, Sterling and MITI accurate and complete copies of the Certificates of Incorporation and By-laws, or equivalent governing instruments, as currently in effect, of Orion and each of its subsidiaries.

    4.2 Capitalization. The authorized capital stock of Orion consists of 100,000,000 shares of Orion Common Stock and 10,000,000 shares of Preferred Stock, par value $1.00 per share ("Orion Preferred Stock"). As of March 31, 1995, 20,000,000 shares of Orion Common Stock and no shares of Orion Preferred Stock were issued and outstanding. No other capital stock of Orion is authorized or issued. All issued and outstanding shares of capital stock of Orion are validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable federal and state securities laws and regulations. Except as set forth on Schedule 4.2(a), at the date hereof there are not any outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements of any kind to purchase or otherwise receive from Orion any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of Orion, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock. Since March 31, 1995, Orion has not (i) issued any shares of capital stock or (ii) repurchased any shares of Orion Common Stock.

    4.3 Subsidiaries. Exhibit 21 to Orion's filing on Form 10-K for the year ended February 28, 1994, sets forth the name, jurisdiction of incorporation or organization and percentages of outstanding capital stock or other equivalent equity ownership owned, directly or indirectly, by Orion, with respect to each subsidiary of Orion. Except as set forth on Schedule 4.3, Orion and its subsidiaries own no material direct or indirect equity interest in any corporation (other than direct or indirect subsidiaries of Orion), partnership, joint venture or other entity, domestic or foreign. All of the outstanding shares of capital stock in each of Orion's subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. To Orion's knowledge, there are no irrevocable proxies or similar obligations with respect to such capital stock and no equity securities or other interests of any of the subsidiaries are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any subsidiary, and there are no contracts, commitments, understandings or arrangements by which any subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. All of such shares so owned by Orion are owned by it free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto.

    4.4 Authorization; Binding Agreement. Orion has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the approval and adoption of this Agreement by the Board of Directors and stockholders of Orion in accordance with the DGCL and the Certificate of Incorporation and By-laws of Orion. This Agreement has been duly and validly executed and delivered by Orion, and, subject to the approval and adoption of this Agreement by the Board of Directors and stockholders of Orion in accordance with the DGCL and the Certificate of Incorporation and By-laws of Orion, constitutes the legal, valid and binding agreement of Orion, enforceable against Orion in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable future bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

    4.5 Governmental Approvals. No consent, approval or authorization of or declaration or filing with any governmental agency or regulatory authority on the part of Orion or any of its subsidiaries is required in connection with the execution or delivery by Orion of this Agreement or the consummation by Orion of the transactions contemplated hereby other than (i) the filing of this Agreement (or the Certificate of Merger in lieu thereof) with the Secretary of State of Delaware in accordance with the DGCL, (ii) filings with the SEC and any applicable national securities exchange, (iii) filings under state securities or "Blue Sky" laws, (iv) federal, state and local regulatory approvals and consents and (v) filings under the HSR Act.

    4.6 No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Orion with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Articles or Certificates of Incorporation or By-laws or other governing instruments of Orion or any of its subsidiaries, (ii) except as set forth on Schedule 4.6 and except for any of the following which does not and will not have an Orion Material Adverse Effect, require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of the Plan (as defined in Section 4.17) or any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which Orion or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien, charge or other encumbrance of any kind upon any of the assets of Orion or any of its subsidiaries other than any such lien, charge or other encumbrance which does not or will not have an Orion Material Adverse Effect or (iv) subject to obtaining the governmental and other consents referred to in Section 4.5, contravene any material law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any material order, writ, injunction, determination or award currently in effect to which Orion or any of its subsidiaries or any of their respective assets or properties are subject.

    4.7 Proxy Statement; Form S-4. None of the information relating to Orion and its subsidiaries included in the Proxy Statement or Form S-4 will be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for information supplied or to be supplied by Actava, Sterling or MITI in writing for inclusion therein, as to which no representation is made, the Proxy Statement and Form S-4, and any supplements or amendments thereto, will comply in all material respects with the Exchange Act and the Securities Act, as the case may be, and in each case the rules and regulations thereunder.

    4.8 SEC Filings. Orion has made available to each of Actava, Sterling and MITI true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended February 29, 1992, and February 28, 1993 and 1994, as filed with the SEC, (ii) its proxy statements relating to all of Orion's meetings of stockholders (whether annual or special) since March 1, 1992, as filed with the SEC, and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Orion with the SEC since March 1, 1992 (the reports and statements set forth in clauses (i), (ii) and (iii) are referred to collectively as the "Orion SEC Filings"). As of their respective dates, none of the Orion SEC Filings (including all exhibits and schedules thereto and documents incorporated by reference therein), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Orion SEC Filings at the time of filing complied in all material respects with the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder. As of the date hereof there are no claims, actions or proceedings (and to Orion's knowledge no investigations) pending by or against, or to Orion's knowledge threatened against Orion or any of its subsidiaries, or any properties or rights of Orion or any of its subsidiaries, before any court or any administrative, governmental or regulatory authority or body which is required to be described in any Orion SEC Filing that is not so described which have or will have an Orion Material Adverse Effect.

    4.9 Financial Statements. The consolidated balance sheets of Orion as of February 29, 1992 and February 28, 1993 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, including the footnotes thereto, certified by Ernst & Young LLP as to 1992 and KPMG Peat Marwick LLP as to 1993 and 1994, Orion's independent certified public accountants, as set forth in Orion's Annual Reports on Form 10-K, as amended, for the years ended February 29, 1992 and February 28, 1993 and 1994 and the unaudited consolidated balance sheet of Orion for the nine months ended November 30, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows, including the footnotes thereto, as set forth in Orion's Quarterly Report on Form 10-Q for the period ended November 30, 1994, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the financial position of Orion and its consolidated subsidiaries as of the dates thereof and the results of their operations for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to the lack of complete footnotes).

    4.10 Absence of Certain Changes or Events. Except as set forth in the Orion SEC Filings, since November 30, 1994, there has not been: (i) any material adverse change in the business, assets, prospects, condition (financial or other) or the results of operations of Orion and its subsidiaries taken as a whole other than any such change set forth on Schedule 4.10(i) or caused by general economic conditions, political or governmental instability or uncertainty, civil disturbances or unrest, war or other similar acts of force majeure; (ii) any declaration, payment or setting aside for payment of any dividend or any redemption, purchase or other acquisition of any shares of capital stock or securities of Orion; (iii) any return of any capital or other distribution of assets to stockholders of Orion; (iv) any material investment of a capital nature by Orion or any of its subsidiaries either by the purchase of any property or assets or by any acquisition (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof; (v) except as set forth on Schedule 4.10(v), any sale, disposition, license or other transfer of assets or properties of Orion and its subsidiaries (A) in excess of $100,000 individually or $1,000,000 in the aggregate for sales, dispositions or transfers of assets other than licensing of film and television product and (B) pursuant to a license for film and television product other than such a license (I) entered into in the ordinary course of business, (II) with a duration not in excess of seven years and (III) providing for payments not in excess of $500,000 in the aggregate; (vi) except as set forth on Schedule 4.10(vi), any employment or consulting agreement entered into by Orion and its subsidiaries with any officer or consultant of Orion and its subsidiaries providing for annual salary or other annual payments in excess of $100,000 or any amendment or modification to, or termination of, any current employment or consulting agreement to which Orion or any of its subsidiaries is a party which provides for annual salary or other annual payments in excess of $100,000; (vii) any agreement to take, whether in writing or otherwise, any action which, if taken prior to the date hereof, would have made any representation or warranty in this Article 4 untrue, incomplete or incorrect in any material respect; (viii) any change in accounting methods or practices or any change in depreciation or amortization policies or rates; or
(ix) any failure by Orion or its subsidiaries to conduct their respective businesses only in the ordinary course consistent with past practice.

    4.11 Compliance with Laws. The business of Orion and its subsidiaries has been operated in compliance with all laws, ordinances, regulations and orders of all governmental entities, domestic or foreign, except for any instances of non-compliance which do not and will not have an Orion Material Adverse Effect.

    4.12 Permits. Except as set forth on Schedule 4.12, (i) Orion and its subsidiaries have all permits, certificates, licenses, approvals and other authorizations (collectively, "Orion Permits") required in connection with the operation of their businesses, (ii) neither Orion nor any of its subsidiaries are in violation of any Orion Permit applicable to any of them or to the operation of their businesses, and (iii) no proceedings are pending or, to Orion's knowledge threatened, to revoke or terminate any Orion Permit, except, in the case of clause (i) or (ii) above, those the absence or violation of which do not and will not have an Orion Material Adverse Effect.

    4.13 Finders and Investment Bankers. Neither Orion nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby except a fee payable to Alex. Brown & Sons Incorporated ("Alex. Brown") pursuant to that certain engagement letter dated as of March 16, 1995 between Alex. Brown and Orion and a fee payable to Donaldson, Lufkin & Jenrette Securities Corporation.

    4.14 Contracts. There is no Contract required to be described in or filed as an exhibit to any Orion SEC Filing that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. All such Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms other than such Contracts which by their terms are no longer in force or effect or were otherwise rejected by Orion in connection with Orion's filing under and emergence from Chapter 11 of the United States Bankruptcy Code. Except as set forth in Schedule 4.6 or 4.14, (i) no approval or consent of, or notice to, any person is needed in order to ensure that such Contracts shall continue in full force and effect in accordance with their respective terms without penalty, acceleration or rights of early termination following the consummation of the transactions contemplated by this Agreement, and (ii) Orion or its subsidiaries is not in violation or breach of or default under any such Contract; nor to Orion's knowledge is any other party to any such Contract in violation or breach of or default under any such Contract, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have an Orion Material Adverse Effect.

    4.15 Employee Benefit Plans.

        (i) Except as set forth on Schedule 4.15(i), there are no employee benefit plans or arrangements of any type, including (i) plans described in section 3(3) of ERISA and any other material plans, programs, practices or policies, including, but not limited to, any pension, profit sharing, retirement, thrift, stock purchase or stock option plan, or any other compensation, welfare, fringe benefit or retirement plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, providing for benefits for or the welfare of any or all of the current or former employees or agents of Orion and their beneficiaries or dependents, or (ii) multiemployer plans as defined in section 3(37) of ERISA, or (iii) multiple employer plans as defined in Section 413 of the Code, under which Orion has or in the future could have, directly or indirectly through a "Commonly Controlled Entity" (within the meaning of sections 414(b), (c), (m) and (o) of the Code), any liability with respect to any current or former employee of Orion or any Commonly Controlled Entity (collectively, "Orion Benefit Plans").

        (ii) With respect to each Orion Benefit Plan (where applicable), Orion has delivered to each of Actava, Sterling and MITI complete and accurate copies or summaries of (a) all plan texts and material agreements, (b) all material employee communications, (c) the most recent annual report, (d) the most recent annual and periodic accounting of plan assets, (e) the most recent determination letter received from the Internal Revenue Service and
    (f) the most recent actuarial valuation.

        (iii) With respect to each Orion Benefit Plan, except as set forth on
    Schedule 4.15(iii), (a) if intended to qualify under Code sections 401(a) or 403(a), (i) such Orion Benefit Plan has received a favorable determination letter from the Internal Revenue Service (the "Service") indicating that such Plan meets such requirements, and such determination by the Service includes any new or modified requirements under the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993, or (ii) an application for a favorable determination letter including such legislation was filed with the Service prior to the expiration of the remedial amendment period (as defined in Code section 401(b) and regulations thereunder, and as extended pursuant to notices and revenue rulings of the Service) for filing such an application and such Plan has been substantially amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted through and including the Omnibus Budget Reconciliation Act of 1993, or (iii) the remedial amendment period (as defined in (ii) above) with respect to such Plan has not yet expired, and an application for a favorable determination letter including such legislation will be timely filed with the Service prior to the expiration of such period and the Plan will be amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993 prior to the expiration of such period, (b) if intended to qualify under Code sections 401(a) or 403(a) and if originally effective prior to January 1, 1986, such Orion Benefit Plan has previously received a favorable determination letter from the Service indicating that such Plan meets the requirements of Code sections 401(a) or 403(a) as in effect on the date of the letter, including without limitation, TEFRA, DEFRA, and REACT, (c) such Orion Benefit Plan has been administered in material compliance with its terms and applicable law, (d) no event has occurred and there exists no circumstance under which Orion could, directly or indirectly through a Commonly Controlled Entity, incur material liability under ERISA, the Code or otherwise (other than routine claims for benefits), (e) there are no actions, suits or claims pending (other than routine claims for benefits) or, to Orion's knowledge, threatened, with respect to any Orion Benefit Plan or against the assets of any Orion Benefit Plan, (f) no "accumulated funding deficiency" (as defined in ERISA section
    302) has occurred, (g) no "prohibited transaction" (as defined in ERISA section 406 or in Code section 4975) has occurred, (h) no "reportable event" (as defined in ERISA section 4043) has occurred, (i) all contributions and PBGC premiums or premiums due under an insurance contract that insures benefits payable under an Orion Benefit Plan, as applicable, have been made on a timely basis and (j) all contributions made or required to be made under any Orion Benefit Plan which have been treated as deductible for purposes of one or more federal income tax returns of Orion meet the requirements for deductibility under the Code and all contributions that have not been made have been properly recorded on the books of Orion or a Commonly Controlled Entity in accordance with generally accepted accounting principles.

        (iv) With respect to each Orion Benefit Plan that is subject to Title IV of ERISA, except as set forth on Schedule 4.15(iv), (a) as of the date hereof and at the Effective Time, the market value of assets (exclusive of any contribution due to such Orion Benefit Plan) equals or exceeds the present value of benefit liabilities as of the latest actuarial valuation date shown for such plan (but not prior to 12 months prior to the date hereof), determined on the basis of a shutdown of Orion and termination of such Orion Benefit Plan in accordance with actuarial assumptions used by the Pension Benefit Guaranty Corporation in single-employer plan terminations and since its last valuation date, there have been no amendments to such Orion Benefit Plan that materially increased the present value of benefit liabilities (determined as provided above) nor any other material adverse changes in the funding status of such Orion Benefit Plan, and (b) Orion has not incurred, directly or indirectly through a Commonly Controlled Entity, any liability arising from a plan termination or plan withdrawal from a multiemployer plan.

        (v) With respect to each Orion Benefit Plan that is a "welfare plan" (as defined in ERISA section 3(1)), except as set forth on Schedule 4.15(v), (a) no such plan provides medical or death benefits (whether or not insured) with respect to current or former employees beyond their termination of employment or the end of the month of their termination of employment (other than coverage mandated by law), (b) there are no reserves, assets, surplus or prepaid premiums under any such plan and (c) Orion and any Commonly Controlled Entity have materially complied with the requirements of Code section 4980B.

        (vi) With respect to each Orion Benefit Plan that is a multiemployer plan, (a) Schedule 4.15(vi) indicates the number of employees with respect to whom Orion or any Commonly Controlled Entity makes contributions to each such plan and the most recent information available to Orion or any Commonly Controlled Entity with respect to the withdrawal liability of Orion or such Commonly Controlled Entity under each such plan, (b) each such plan is not, as of the date hereof, insolvent or in reorganization, nor does it have an accumulated funding deficiency, and Orion does not know of any reason why such plan would become insolvent or in reorganization or have an accumulated funding deficiency in the foreseeable future, (c) Orion or any Commonly Controlled Entity has made all contributions to each such plan due or accrued as of the date hereof and will have made all such contributions as of the Effective Time and (d) the withdrawal liability with respect to each such Plan if any Commonly Controlled Entity were to withdraw from the plan at the Effective Time is less than or equal to $0.

        (vii) Except as set forth on Schedule 4.15(vii), the consummation of the transactions contemplated by this Agreement will not (a) entitle any individual to severance pay, or (b) accelerate the time of payment, vesting of benefits (including stock options and restricted stock) or increase the amount of compensation due to any individual.

    4.16 Taxes.

        (a) Except as set forth on Schedule 4.16, (i) Orion and each of its subsidiaries timely has filed (after giving effect to any extensions of the time to file which were obtained) prior to the date of this Agreement, and will file prior to the Effective Time, all returns required to be filed prior to the date of this Agreement and/or required to be filed prior to the Effective Time by any of them with respect to, and has paid (or Orion has paid on its behalf), or has or will set up an adequate reserve for the payment of, all Taxes required to be paid prior to the date of the Agreement or the Effective Time, as the case may be, and the most recent financial statements contained in the SEC Filings reflect an adequate reserve for all Taxes payable by Orion and its subsidiaries accrued through the date of such financial statements and (ii) no deficiencies for any Taxes have been proposed, asserted or assessed against Orion or any of its subsidiaries other than those which are being contested in good faith and by proper proceedings by Orion, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have an Orion Material Adverse Effect.

        (b) The Federal income tax returns of Orion and each of its subsidiaries consolidated in such returns have been examined by and settled with the IRS, or the statute of limitations with respect to such years has expired, for all years through 1991.

        (c) Except as set forth on Schedule 4.16, none of Orion, any subsidiary of Orion or, to Orion's knowledge, any group of which Orion or any subsidiary of Orion is now or ever was a member has filed or entered into any election, consent or extension agreement that extends any applicable statute of limitations or the time within which a return must be filed, which statute of limitations has not expired or return has not been timely filed.

        (d) Except as set forth on Schedule 4.16, (i) none of Orion, any subsidiary of Orion or, to Orion's knowledge, any group of which Orion or any subsidiary of Orion is now or ever was a member, is a party to any action or proceeding pending or, to Orion's knowledge, threatened by any governmental authority for assessment or collection of Taxes, (ii) no unresolved claim for assessment or collection of Taxes has to Orion's knowledge been asserted, (iii) no audit or investigation of Orion or any subsidiary of Orion by any governmental authority is pending or, to Orion's knowledge, threatened and (iv) no such matters are under discussion with any governmental authority which in the case of clauses (i-iv), could have an Orion Material Adverse Effect.

    4.17 Liabilities. Except (i) as expressly disclosed in the Orion SEC Filings or (ii) as set forth on Schedule 4.17, and in the case of (i) and (ii) above, as does not and will not have an Orion Material Adverse Effect, Orion and its subsidiaries do not have any direct or indirect Liabilities, whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement, other than Liabilities incurred since November 30, 1994 in the ordinary course of business. Except as set forth on Schedule 4.17 or reflected in the Orion SEC Filings, Orion and its subsidiaries do not have (i) material obligations in respect of borrowed money, (ii) material obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) material obligations which would be required by generally accepted accounting principles to be classified as "capital leases", (iv) material obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than twelve (12) months from the date of incurrence, and (v) any guaranties of any material obligations of any other person. Schedule 4.17 sets forth a list, dated as of the date hereof, of all unresolved "Claims" in excess of $100,000 as defined in and arising out of Orion's Modified Third Amended Joint Consolidated Plan of Reorganization dated October 20, 1992, as amended (the "Plan") specifying in reasonable detail the name of such claimant and the amount and classification of each such Claim.

    4.18 Environmental Protection. Except as disclosed on Schedule 4.18:

        (i) Neither Orion nor any of its subsidiaries is or has been in violation in any material respect of any applicable Safety and Environmental Law.

        (ii) Orion and its subsidiaries have all Permits required pursuant to Safety and Environmental Laws that are material to the conduct of the business of Orion or any of its subsidiaries, all such Permits are in full force and effect, no action or proceeding to revoke, limit or modify any of such Permits is pending, and Orion and each of its subsidiaries is in compliance in all material respects with all terms and conditions thereof.

        (iii) Neither Orion nor any of its subsidiaries has received, or expects to receive due to the consummation of the Orion Merger, any material Environmental Claim.

        (iv) To Orion's knowledge, Orion and its subsidiaries have filed all notices required under Safety and Environmental Laws indicating the past or present Release, generation, treatment, storage or disposal of Hazardous Substances.

        (v) Neither Orion nor any of its subsidiaries have entered into any written agreement with any Governmental Body or any other person by which Orion or any of its subsidiaries has assumed responsibility, either directly or as a guarantor or surety, for the remediation of any condition arising from or relating to a Release or threatened Release of Hazardous Substances into the Environment.

        (vi) To Orion's knowledge, there is not now and has not been at any time in the past a Release or threatened Release of Hazardous Substances into the Environment for which Orion or any of its subsidiaries may be directly or indirectly responsible.

        (vii) To Orion's knowledge, there is not now and has not been at any time in the past at, on or in any of the real properties owned, leased or operated by Orion or any of its subsidiaries, and, to Orion's knowledge, was not at, on or in any real property previously owned, leased or operated by Orion or any of its subsidiaries or any predecessor: (A) any generation, use, handling, Release, treatment, recycling, storage or disposal of any Hazardous Substances, (B) any underground storage tank, surface impoundment, lagoon or other containment facility (past or present) for the temporary or permanent storage, treatment or disposal of Hazardous Substances, (C) any landfill or solid waste disposal area, (D) any asbestos-containing material in a condition requiring abatement, (E) any polychlorinated biphenyls (PCBs) used in hydraulic oils, electrical transformers or other equipment, (F) any Release or threatened Release, or any visible signs of Releases or threatened Releases, of a Hazardous Substance to the Environment in form or quantity requiring Remedial Action under Safety and Environmental Laws, or
    (G) any Hazardous Substances present at such property, excepting such quantities as are handled in accordance with all applicable manufacturer's instructions and Safety and Environmental Laws and in proper storage containers, and as are necessary for the operations of Orion and its subsidiaries.

        (viii) To Orion's knowledge, there is no basis or reasonably anticipated basis for any material Environmental Claim or material Environmental Compliance Costs.

        (ix) Neither Orion nor any of its subsidiaries have transported, stored, treated or disposed, nor have they allowed or arranged for any third persons to transport, store, treat or dispose, any Hazardous Substance to or at: (a) any location other than a site lawfully permitted to receive such substances for such purposes, or (b) any location designated for Remedial Action pursuant to Safety and Environmental Laws; nor have they performed, arranged for or allowed by any method or procedure such transportation or disposal in contravention of any Safety and Environmental Laws or in any other manner which may result in Environmental Compliance Costs or in an

    Environmental Claim. All locations at which Orion or any of its subsidiaries have disposed of any Hazardous Substance are listed on Schedule 4.18(ix).

    4.19 Intellectual Property. Schedule 4.19 sets forth a list of all of Orion's and its subsidiaries' registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights and franchises, all applications for any of the foregoing and all permits, grants and licenses or other rights running to Orion and any of its subsidiaries relating to any of the foregoing that are material to the business of Orion and its subsidiaries taken as a whole. Except as set forth on Schedule 4.19, to Orion's knowledge (i) Orion or one of its subsidiaries own, or are licensed to, or otherwise have, the right to use all registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights and franchises set forth on Schedule 4.19, and (ii) Orion's rights in the property set forth on such list are free and clear of any liens or other encumbrances and Orion and its subsidiaries have not received written notice of any adversely-held patent, invention, trademark, service mark or trade name of any other person, or notice of any charge or claim of any person relating to such intellectual property or any process or confidential information of Orion and its subsidiaries and to Orion's knowledge there is no basis for any such charge or claim, and (iii) Orion, its subsidiaries and their respective predecessors, if any, have not conducted business at any time during the period beginning five years prior to the date hereof under any corporate or partnership, trade or fictitious names other than their current corporate or partnership names, except in the case of clauses (i), (ii) and (iii) above, any of the foregoing which do not and will not have an Orion Material Adverse Effect.

    4.20 Real Estate.

        (a) Schedule 4.20(a) sets forth a true, correct and complete schedule of all real property owned by Orion or any of its subsidiaries. Orion or one of its subsidiaries is the owner of fee title to the real property described on
    Schedule 4.20(a) and to all of the buildings, structures and other improvements located thereon free and clear of any mortgage, deed of trust, lien, pledge, security interest, claim, lease, charge, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect, encumbrance or other restriction or limitation except for the matters listed on Schedule 4.20(a) and any exceptions or restrictions which, individually or in the aggregate, do not and will not have an Orion Material Adverse Effect.

        (b) Schedule 4.20(b) sets forth a true, correct and complete schedule of all material leases, subleases, licenses or other agreements under which Orion or any of its subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property or improvements thereon (the "Orion Real Property Leases"). Except for the matters listed on
    Schedule 4.20(b), to Orion's knowledge, Orion holds the leasehold estate under and interest in each Orion Real Property Lease free and clear of all material liens, encumbrances and other rights of occupancy. Except as set forth on Schedule 4.20(b), all Orion Real Property Leases are valid and binding on the lessors thereunder in accordance with their respective terms and to Orion's knowledge, there is not under any such Orion Real Property Leases any existing default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, which in either case, considered individually or in the aggregate with all such other Orion Real Property Leases under which there is such a default, condition, event or act, has or will have an Orion Material Adverse Effect.

    4.21 Records. The respective minute books of Orion and each of its subsidiaries made available to each of Actava, Sterling and MITI contain materially accurate and complete records of all material corporate actions of the respective stockholders and directors (and committees thereof).

    4.22 Title to and Condition of Personal Property. Except as set forth on
Schedule 4.22, Orion and each of its subsidiaries have good and marketable title to the material personal property reflected in its or their financial statements or currently used in the operation of their businesses (other than leased property), and such property is free and clear of all liens, claims, charges, security interests, options, or other title defects or encumbrances, except for those which would not have an Orion Material Adverse Effect. All such personal property is in good operating condition and repair, ordinary wear and tear excepted, is suitable for the use to which the same is customarily put, is free from defects and is merchantable and is of a quality and quantity presently usable in the ordinary course of the operation of the businesses of Orion and its subsidiaries, other than such matters as would not have an Orion Material Adverse Effect.

    4.23 No Adverse Actions. There is no existing, pending or, to Orion's knowledge, threatened termination, cancellation, modification or change in the business relationship of Orion or any of its subsidiaries, with any supplier, customer or other person or entity except those which do not and will not have an Orion Material Adverse Effect. To Orion's knowledge, none of Orion, any subsidiary of Orion or any stockholder, director, officer, agent, employee or other person associated with or acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials.

    4.24 Labor Matters.

        (a) Except as set forth on Schedule 4.24(a), neither Orion nor any of its subsidiaries has any material obligations, contingent or otherwise, under any employment or consulting agreement (except if and as set forth in the schedules hereto), collective bargaining agreement or other contract with a labor union or other labor or employee group. There are no efforts presently being made or, to Orion's knowledge, threatened by or on behalf of any labor union with respect to employees of Orion or any subsidiary of Orion. No unfair labor practice complaint against Orion or any subsidiary of Orion is pending or, to Orion's knowledge, threatened before the National Labor Relations Board; there is no labor strike, dispute, slowdown or stoppage pending or, to Orion's knowledge, threatened against or involving Orion or any subsidiary of Orion; no collective bargaining representation question exists respecting the employees of Orion or any subsidiary of Orion; no grievance or internal or informal complaint exists under any collective bargaining agreement, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; no collective bargaining agreement is currently being negotiated by Orion or any subsidiary of Orion; and neither Orion nor any subsidiary of Orion has experienced any labor difficulty, except as to each of the foregoing, any matter which would not have an Orion Material Adverse Effect.

        (b) Except as set forth on Schedule 4.24(b), in the last three years, neither Orion nor any of its subsidiaries has effectuated, nor will Orion or any of its subsidiaries at any time before the Effective Time, effectuate
    (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Orion or its subsidiaries; or (ii)a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Orion or its subsidiaries; nor has Orion or its subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

        (c) Except as set forth on Schedule 4.24(c), Orion and all of its subsidiaries are in compliance with all federal and state laws respecting immigration, employment and employment practices, fair labor practices, family and medical leave, terms and conditions of employment (including nondiscrimination in race, age, sex, religion, disability, etc.) and wages and hours except to the extent failure to comply would not have an Orion Material Adverse Effect.

    4.25 Investment Company Act. Orion and each of its subsidiaries either (a) is not an "investment company," or a company "controlled" by, or an "affiliated company" with respect to, an "investment company," within the meaning of the Investment Company Act or (b) satisfies all conditions for an exemption from the Investment Company Act, and, accordingly, neither Orion nor any of its subsidiaries is required to be registered under the Investment Company Act.

    4.26 Insurance. Except as set forth on Schedule 4.26, neither Orion nor any subsidiary of Orion has received notice of default under, or intended cancellation or nonrenewal of, any material policies of insurance which insure the properties, business or liability of Orion or any subsidiary of Orion, except any of the foregoing which do not and will not have an Orion Material Adverse Effect.

    4.27 Products. (a) Except (i) as set forth on Schedule 4.27(a) and (ii) as does not and will not have an Orion Material Adverse Effect, there are no product liability claims against or involving Orion or any of its subsidiaries or any product manufactured, marketed or distributed at any time by Orion or any of its subsidiaries ("Orion Products") and no such claims have been settled, adjudicated or otherwise disposed of since November 30, 1994.

    (b) Except (i) as set forth on Schedule 4.27(b) and (ii) as does not and will not have an Orion Material Adverse Effect, there are no statements, citations or decisions by any Governmental Body specifically stating that any Orion Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Body. Except (i) as set forth on Schedule 4.27(b) and
(ii) as does not and will not have an Orion Material Adverse Effect, there have been no recalls ordered by any such Governmental Body with respect to any Orion Product. Except (i) as set forth on Schedule 4.27(b) and (ii) as does not and will not have an Orion Material Adverse Effect, to Orion's knowledge, there is no (A) fact relating to any Orion Product that may impose upon Orion or any of its subsidiaries a duty to recall any Orion Product or a duty to warn customers of a defect in any Orion Product, (B) latent or overt design, manufacturing or other defect in any Orion Product or (C) material liability for warranty claims or returns with respect to any Orion Product not fully reflected on Orion's financial statements referred to in Section 4.9 hereof.

    4.28 MetProductions Indebtedness. As of March 31, 1995, the principal amount outstanding of the MetProductions Indebtedness was $6.28 million.

    4.29 No Conflict. Other than the restrictions and covenants set forth in the agreements, instruments and indentures referred to in Sections 12.2.9 and 12.2.10, Orion is not a party to any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation which would (i) restrict Orion's ability to produce or acquire from third parties film product other than with financing which is non-recourse to Orion or (ii) require Orion to deposit and distribute its Net Cash Flow (as defined below) in accordance with the Collateral Trust Agreement (as defined below). The representation and warranty made in this Section 4.29 shall be deemed an Orion Modified Representation (as hereinafter defined) subject to the provisions of Section 12.2.2(i) of this Agreement.

                                   ARTICLE 4A
                            FURTHER REPRESENTATIONS
                            AND WARRANTIES OF ORION

    Orion represents and warrants to each of Actava, Sterling and MITI that from and after April 12, 1995 until the date hereof, Orion has performed and complied with in all material respects its obligations, agreements and covenants under the Initial Merger Agreement which were required to be performed or complied with by it at or prior to the date hereof.

                                   ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES
                                  OF STERLING

    Sterling represents and warrants as of April 12, 1995 to each of Actava, Orion and MITI as follows (all references in this Article 5 to "as of the date of this Agreement" or to "as of the date hereof" shall be deemed to refer to April 12, 1995):

    5.1 Organization and Good Standing. Sterling and each of its material subsidiaries as disclosed on Exhibit 22.1 to Sterling's filing on Form 10-K for the year ended March 31, 1994, is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Sterling and each of its material subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Sterling Material Adverse Effect (as defined in Section 15.9). Sterling has heretofore delivered or made available to each of Actava, Orion and MITI accurate and complete copies of the Certificates of Incorporation and By-laws, or equivalent governing instruments, as currently in effect, of Sterling and each of its subsidiaries.

    5.2 Capitalization. The authorized capital stock of Sterling consists of 25,000,000 shares of Sterling Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share ("Sterling Preferred Stock"). As of March 31, 1995 11,215,000 shares of Sterling Common Stock were issued and outstanding and no shares of Sterling Preferred Stock were issued and outstanding. No other capital stock of Sterling is authorized or issued. All issued and outstanding shares of capital stock of Sterling are validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable federal and state securities laws and regulations. Except as set forth on Schedule 5.2(a), at the date hereof there are not any outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements of any kind to purchase or otherwise receive from Sterling any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of Sterling, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock. Except as set forth on Schedule 5.2(b), since March 31, 1995, Sterling has not (i) issued any shares of capital stock, except pursuant to the exercise of then outstanding options or warrants in accordance with their terms or (ii) repurchased any shares of Sterling Common Stock.

    5.3 Subsidiaries. Exhibit 22.1 to Sterling's filing on Form 10-K for the year ended March 31, 1994 sets forth the name, jurisdiction of incorporation or organization and percentages of outstanding capital stock or other equivalent equity ownership owned, directly or indirectly, by Sterling, with respect to each material subsidiary of Sterling. Except as set forth on Schedule 5.3, Sterling and its subsidiaries own no material direct or indirect equity interest in any corporation (other than direct or indirect subsidiaries of Sterling), partnership, joint venture or other entity, domestic or foreign. All of the outstanding shares of capital stock in each of Sterling's subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 5.3, to Sterling's knowledge there are no irrevocable proxies or similar obligations with respect to such capital stock and no equity securities or other interests of any of the subsidiaries are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any subsidiary, and there are no contracts, commitments, understandings or arrangements by which any subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. Except as set forth on Schedule 5.3, all of such shares so owned by Sterling are owned by it free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto.

    5.4 Authorization; Binding Agreement. Sterling has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the approval and adoption of this Agreement by the stockholders of Sterling in accordance with the DGCL and the Certificate of Incorporation and By-laws of Sterling. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the Sterling Merger, have been duly and validly authorized by Sterling's Board of Directors and no other corporate proceedings on the part of Sterling or any subsidiary of Sterling are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of this Agreement by the stockholders of Sterling in accordance with the DGCL and the Certificate of Incorporation and By-laws of Sterling). This Agreement has been duly and validly executed and delivered by Sterling, and, subject to the approval and adoption of this Agreement by the stockholders of Sterling in accordance with the DGCL and the Certificate of Incorporation and By-laws of Sterling, constitutes the legal, valid and binding agreement of Sterling, enforceable against Sterling in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable future bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

    5.5 Governmental Approvals. No consent, approval or authorization of or declaration or filing with any governmental agency or regulatory authority on the part of Sterling or any of its subsidiaries is required in connection with the execution or delivery by Sterling of this Agreement or the consummation by Sterling of the transactions contemplated hereby other than (i) the filing of this Agreement (or the Certificate of Merger in lieu thereof) with the Secretary of State of Delaware in accordance with the DGCL, (ii) filings with the SEC and any applicable national securities exchange, (iii) filings under state securities or "Blue Sky" laws, (iv) federal, state and local regulatory approvals and consents and (v) filings under the HSR Act.

    5.6 No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Sterling with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Articles or Certificates of Incorporation or By-laws or other governing instruments of Sterling or any of its subsidiaries,
(ii) except as set forth on Schedule 5.6 and except for any of the following which does not and will not have a Sterling Material Adverse Effect, require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which Sterling or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien, charge or other encumbrance of any kind upon any of the assets of Sterling or any of its subsidiaries other than any such lien, charge or other encumbrance which does not and will not have a Sterling Material Adverse Effect or (iv) subject to obtaining the governmental and other consents referred to in Section 5.5, contravene any material law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any material order, writ, injunction, determination or award currently in effect to which Sterling or any of its subsidiaries or any of their respective assets or properties are subject.

    5.7 Proxy Statement; Form S-4. None of the information relating to Sterling and its subsidiaries included in the Proxy Statement or Form S-4 will be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for information supplied or to be supplied by Actava, Orion and MITI in writing for inclusion therein, as to which no representation is made, the Proxy Statement, and any supplements or amendments thereto, will comply in all material respects with the Exchange Act and the rules and regulations thereunder.

    5.8 SEC Filings. Sterling has made available to each of Actava, Orion and MITI true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended March 31, 1992, 1993 and 1994, as filed with the SEC, (ii) its proxy statements relating to all of Sterling's meetings of stockholders (whether annual or special) since April 1, 1992, as filed with the SEC, and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Sterling with the SEC since April 1, 1992 (the reports and statements set forth in clauses (i), (ii) and (iii) are referred to collectively as the "Sterling SEC Filings"). As of their respective dates, none of the Sterling SEC Filings (including all exhibits and schedules thereto and documents incorporated by reference therein), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Sterling SEC Filings at the time of filing complied in all material respects with the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder. As of the date hereof there are no claims, actions or proceedings (and to Sterling's knowledge no investigations) pending by or against or, to Sterling's knowledge, threatened against Sterling or any of its subsidiaries, or any properties or rights of Sterling or any of its subsidiaries, before any court or any administrative, governmental or regulatory authority or body which is required to be described in any Sterling SEC Filing that is not so described which have or will have a Sterling Material Adverse Effect.

    5.9 Financial Statements. The consolidated balance sheets of Sterling as of March 31, 1993 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, including the footnotes thereto, audited by Arthur Andersen LLP, Sterling's independent public accountants, as set forth in Sterling's Annual Reports on Form 10-K, as amended, for the years ended March 31, 1992, 1993 and 1994, and the unaudited consolidated balance sheet of Sterling for the nine months ended December 31, 1994 and the related consolidated statements of operations, stockholders' equity and cash flows, including the footnotes thereto, as set forth in Sterling's Quarterly Report on Form 10-Q for the period ended December 31, 1994, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the financial position of Sterling and its consolidated subsidiaries as of the dates thereof and the results of their operations for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments and to the lack of complete footnotes).

    5.10 Absence of Certain Changes or Events. Except as set forth in the Sterling SEC Filings, since December 31, 1994 there has not been: (i) any material adverse change in the business, assets, prospects, condition (financial or other) or the results of operations of Sterling and its subsidiaries taken as a whole other than any such change caused by general economic conditions, political or governmental instability or uncertainty, civil disturbances or unrest, war or other similar acts of force majeure; (ii) any declaration, payment or setting aside for payment of any dividend or any redemption, purchase or other acquisition of any shares of capital stock or securities of Sterling;
(iii) any return of any capital or other distribution of assets to stockholders of Sterling; (iv) except as set forth on Schedule 5.10(v), any material investment of a capital nature by Sterling or any of its subsidiaries either by the purchase of any property or assets or by any acquisition (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof; (v) except as set forth on Schedule 5.10(v), any sale, disposition, license or other transfer of assets or properties of Sterling and its subsidiaries (A) in excess of $100,000 individually or $1,000,000 in the aggregate for sales, dispositions or transfers of assets other than licensing a film and television product and (B) pursuant to a license of film or television product other than such a license (I) entered into in the ordinary course of business, (II) with a duration not in excess of 7 years and (III) providing for payments not in excess of $500,000 in the aggregate; (vi) any employment or consulting agreement entered into by Sterling and its subsidiaries with any officer or consultant of Sterling and its subsidiaries providing for annual salary or other annual payments in excess of $100,000 or any amendment or modification to, or termination of, any current employment or consulting agreement to which Sterling or any of its subsidiaries is a party which provides for annual salary or other annual payments in excess of $100,000; (vii) any agreement to take, whether in writing or otherwise, any action which, if taken prior to the date hereof, would have made any representation or warranty in this
Article 5 untrue, incomplete or incorrect in any material respect; (viii) any change in accounting methods or practices or any change in depreciation or amortization policies or rates; or (ix) any failure by Sterling or its subsidiaries to conduct their respective businesses only in the ordinary course consistent with past practice.

    5.11 Compliance with Laws. The business of Sterling and its subsidiaries has been operated in compliance with all laws, ordinances, regulations and orders of all governmental entities, domestic or foreign, except for any instances of non-compliance which do not and will not have a Sterling Material Adverse Effect.

    5.12 Permits. Except as set forth on Schedule 5.12, (i) Sterling and its subsidiaries have all permits, certificates, licenses, approvals and other authorizations (collectively, "Sterling Permits") required in connection with the operation of their businesses, (ii) neither Sterling nor any of its subsidiaries are in violation of any Sterling Permit applicable to any of them or to the operation of their businesses, and (iii) no proceedings are pending or, to Sterling's knowledge, threatened, to revoke or terminate any Sterling Permit, except, in the case of clause (i) or (ii) above, those the absence or violation of which do not and will not have a Sterling Material Adverse Effect.

    5.13 Finders and Investment Bankers. Neither Sterling nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, except a fee payable to Houlihan, Lokey, Howard & Zukin ("Houlihan Lokey") pursuant to that certain engagement letter dated April 11, 1995 between Houlihan Lokey and Sterling.

    5.14 Contracts. There is no Contract required to be described in or filed as an exhibit to any Sterling SEC Filing that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. All such Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms other than such Contracts which by their terms are no longer in force or effect. Except as set forth in Schedule
5.6 or 5.14, (i) no approval or consent of, or notice to, any person is needed in order to ensure that such Contracts shall continue in full force and effect in accordance with their respective terms without penalty, acceleration or rights of early termination following the consummation of the transactions contemplated by this Agreement, and (ii) Sterling or its subsidiaries is not in violation or breach of or default under any such Contract; nor to Sterling's knowledge is any other party to any such Contract in violation or breach of or default under any such Contract, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have a Sterling Material Adverse Effect.

    5.15 Employee Benefit Plans.

        (i) Except as set forth on Schedule 5.15(i), there are no employee benefit plans or arrangements of any type, including (i) plans described in section 3(3) of ERISA and any other material programs, practices or policies, including, but not limited to, any pension, profit sharing, retirement, thrift, stock purchase or stock option plan, or any other compensation, welfare, fringe benefit or retirement plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, providing for benefits for or the welfare of any or all of the current or former employees or agents of Sterling and their beneficiaries or dependents, or (ii) multiemployer plans as defined in section 3(37) of ERISA, or (iii) multiple employer plans as defined in Section 413 of the Code, under which Sterling has or in the future could have, directly or indirectly through a "Commonly Controlled Entity" (within the meaning of sections 414(b), (c), (m) and (o) of the Code), any liability with respect to any current or former employee of Sterling or any Commonly Controlled Entity (collectively, "Sterling Benefit Plans").

        (ii) With respect to each Sterling Benefit Plan (where applicable), Sterling has delivered to each of Actava, Orion and MITI complete and accurate copies or summaries of (a) all plan texts and material agreements,
    (b) all material employee communications, (c) the most recent annual report,
    (d) the most recent annual and periodic accounting of plan assets, (e) the most recent determination letter received from the Internal Revenue Service and (f) the most recent actuarial valuation.

        (iii) With respect to each Sterling Benefit Plan, except as set forth on
    Schedule 5.15(iii), (a) if intended to qualify under Code sections 401(a) or 403(a), (i) such Sterling Benefit Plan has received a favorable determination letter from the Internal Revenue Service (the "Service") indicating that such Plan meets such requirements, and such determination by the Service includes any new or modified requirements under the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993, or (ii) an application for a favorable determination letter including such legislation was filed with the Service prior to the expiration of the remedial amendment period (as defined in Code section 401(b) and regulations thereunder, and as extended pursuant to notices and revenue rulings of the Service) for filing such an application and such Plan has been substantially amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted through and including the Omnibus Budget Reconciliation Act of 1993, or (iii) the remedial amendment period (as defined in (ii) above) with respect to such Plan has not yet expired, and an application for a favorable determination letter including such legislation will be timely filed with the Service prior to the expiration of such period and the Plan will be amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993 prior to the expiration of such period, (b) if intended to qualify under Code sections 401(a) or 403(a) and if originally effective prior to January 1, 1986, such Sterling Benefit Plan has previously received a favorable determination letter from the Service indicating that such Plan meets the requirements of Code sections 401(a) or 403(a) as in effect on the date of the letter, including without limitation, TEFRA, DEFRA, and REACT,
    (c) such Sterling Benefit Plan has been administered in material compliance with its terms and applicable law, (d) no event has occurred and there exists no circumstance under which Sterling could, directly or indirectly through a Commonly Controlled Entity, incur material liability under ERISA, the Code or otherwise (other than routine claims for benefits), (e) there are no actions, suits or claims pending (other than routine claims for benefits) or, to Sterling's knowledge, threatened, with respect to any Sterling Benefit Plan or against the assets of any Sterling Benefit Plan,
    (f) no "accumulated funding deficiency" (as defined in ERISA section 302) has occurred, (g) no "prohibited transaction" (as defined in ERISA section 406 or in Code section 4975) has occurred, (h) no "reportable event" (as defined in ERISA section 4043) has occurred, (i) all contributions and PBGC premiums or premiums due under an insurance contract that insures benefits payable under a Sterling Benefit

    Plan, as applicable, have been made on a timely basis and (j) all contributions made or required to be made under any Sterling Benefit Plan which have been treated as deductible for purposes of one or more federal income tax returns of Sterling meet the requirements for deductibility under the Code and all contributions that have not been made have been properly recorded on the books of Sterling or a Commonly Controlled Entity in accordance with generally accepted accounting principles.

        (iv) With respect to each Sterling Benefit Plan that is subject to Title IV of ERISA, except as set forth on Schedule 5.15(iv), (a) as of the date hereof and at the Effective Time, the market value of assets (exclusive of any contribution due to such Sterling Benefit Plan) equals or exceeds the present value of benefit liabilities as of the latest actuarial valuation date shown for such plan (but not prior to 12 months prior to the date hereof), determined on the basis of a shutdown of Sterling and termination of such Sterling Benefit Plan in accordance with actuarial assumptions used by the Pension Benefit Guaranty Corporation in single-employer plan terminations and since its last valuation date, there have been no amendments to such Sterling Benefit Plan that materially increased the present value of benefit liabilities (determined as provided above) nor any other material adverse changes in the funding status of such Sterling Benefit Plan, and (b) Sterling has not incurred, directly or indirectly through a Commonly Controlled Entity, any liability arising from a plan termination or plan withdrawal from a multiemployer plan.

        (v) With respect to each Sterling Benefit Plan that is a "welfare plan" (as defined in ERISA section 3(1)), except as set forth on Schedule 5.15(v),
    (a) no such plan provides medical or death benefits (whether or not insured) with respect to current or former employees beyond their termination of employment or the end of the month of their termination of employment (other than coverage mandated by law), (b) there are no reserves, assets, surplus or prepaid premiums under any such plan and (c) Sterling and any Commonly Controlled Entity have materially complied with the requirements of Code section 4980B.

        (vi) With respect to each Sterling Benefit Plan that is a multiemployer plan, (a) Schedule 5.15(vi) indicates the number of employees with respect to whom Sterling or any Commonly Controlled Entity makes contributions to each such plan and the most recent information available to Sterling or any Commonly Controlled Entity with respect to the withdrawal liability of Sterling or such Commonly Controlled Entity under each such plan, (b) each such plan is not, as of the date hereof, insolvent or in reorganization, nor does it have an accumulated funding deficiency, and Sterling does not know of any reason why such plan would become insolvent or in reorganization or have an accumulated funding deficiency in the foreseeable future, (c) Sterling or any Commonly Controlled Entity has made all contributions to each such plan due or accrued as of the date hereof and will have made all such contributions as of the Effective Time and (d) the withdrawal liability with respect to each such Plan if any Commonly Controlled Entity were to withdraw from the plan at the Effective Time is less than or equal to $0.

        (vii) Except as set forth on Schedule 5.15(vii), the consummation of the transactions contemplated by this Agreement will not (a) entitle any individual to severance pay, or (b) accelerate the time of payment, vesting of benefits (including stock options and restricted stock) or increase the amount of compensation due to any individual.

    5.16 Taxes.

        (a) Except as set forth on Schedule 5.16, (i) Sterling and each of its subsidiaries timely has filed (after giving effect to any extensions of the time to file which were obtained) prior to the date of this Agreement, and will file prior to the Effective Time, all returns required to be filed prior to the date of this Agreement and/or required to be filed prior to the Effective Time by any of them with respect to, and has paid (or Sterling has paid on its behalf), or has or will set up an adequate reserve for the payment of, all Taxes required to be paid prior to the date of this Agreement or the

    Effective Time, as the case may be, and the most recent financial statements contained in the SEC Filings reflect an adequate reserve for all Taxes payable by Sterling and its subsidiaries accrued through the date of such financial statements and (ii) no deficiencies for any Taxes have been proposed, asserted or assessed against Sterling or any of its subsidiaries other than those which are being contested in good faith and by proper proceedings by Sterling, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have a Sterling Material Adverse Effect.

        (b) The Federal income tax returns of Sterling and each of its subsidiaries consolidated in such returns have been examined by and settled with the IRS, or the statute of limitations with respect to such years has expired, for all years through 1990.

        (c) Except as set forth on Schedule 5.16, none of Sterling, any subsidiary of Sterling or, to Sterling's knowledge, any group of which Sterling or any subsidiary of Sterling is now or ever was a member has filed or entered into any election, consent or extension agreement that extends any applicable statute of limitations or the time within which a return must be filed which statute of limitations has not expired or return has not been timely filed.

        (d) Except as set forth on Schedule 5.16, (i) none of Sterling, any subsidiary of Sterling or, to Sterling's knowledge, any group of which Sterling or any subsidiary of Sterling is now or ever was a member, is a party to any action or proceeding pending or, to Sterling's knowledge, threatened by any governmental authority for assessment or collection of Taxes, (ii) no unresolved claim for assessment or collection of Taxes has to Sterling's knowledge been asserted, (iii) no audit or investigation by any governmental authority is pending or, to Sterling's knowledge, threatened and (iv) no such matters are under discussion with any governmental authority which, in the case of clauses (i-iv), could have a Sterling Material Adverse Effect.

    5.17 Liabilities. Except (i) as expressly disclosed in the Sterling SEC Filings or (ii) as set forth on Schedule 5.17, and in the case of (i) and (ii) above, as does not and will not have a Sterling Material Adverse Effect, Sterling and its subsidiaries do not have any direct or indirect Liabilities, whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement, other than Liabilities incurred since December 31, 1994 in the ordinary course of business. Except as set forth on
Schedule 5.17 or reflected in the Sterling SEC Filings, Sterling and its subsidiaries do not have (i) material obligations in respect of borrowed money,
(ii) material obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) material obligations which would be required by generally accepted accounting principles to be classified as "capital leases", (iv) material obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than twelve (12) months from the date of incurrence, and (v) any guaranties of any material obligations of any other person. Schedule 5.17 sets forth a list, dated as of the date hereof, of all unresolved "Claims" in excess of $25,000, whether payable in cash or Sterling Common Stock, as defined in and arising out of Sterling's Second Amended Joint Plan of Reorganization dated February 5, 1992, specifying in reasonable detail the name of such claimant and the amount and classification of each such Claim.

    5.18 Environmental Protection. Except as disclosed on Schedule 5.18:

        (i) Neither Sterling nor any of its subsidiaries is or has been in violation in any material respect of any applicable Safety and Environmental Law.

        (ii) Sterling and its subsidiaries have all Permits required pursuant to Safety and Environmental Laws that are material to the conduct of the business of Sterling or any of its subsidiaries, all such Permits are in full force and effect, no action or proceeding to revoke, limit or modify any of such Permits is pending, and Sterling and each of its subsidiaries is in compliance in all material respects with all terms and conditions thereof.

        (iii) Neither Sterling nor any of its subsidiaries has received, or expects to receive due to the consummation of the Sterling Merger, any material Environmental Claim.

        (iv) To Sterling's knowledge, Sterling and its subsidiaries have filed all notices required under Safety and Environmental Laws indicating the past or present Release, generation, treatment, storage or disposal of Hazardous Substances.

        (v) Neither Sterling nor any of its subsidiaries have entered into any written agreement with any Governmental Body or any other person by which Sterling or any of its subsidiaries has assumed responsibility, either directly or as a guarantor or surety, for the remediation of any condition arising from or relating to a Release or threatened Release of Hazardous Substances into the Environment.

        (vi) To Sterling's knowledge, there is not now and has not been at any time in the past a Release or threatened Release of Hazardous Substances into the Environment for which Sterling or any of its subsidiaries may be directly or indirectly responsible.

        (vii) To Sterling's knowledge, there is not now and has not been at any time in the past at, on or in any of the real properties owned, leased or operated by Sterling or any of its subsidiaries, and, to Sterling's knowledge, was not at, on or in any real property previously owned, leased or operated by Sterling or any of its subsidiaries or any predecessor: (A) any generation, use, handling, Release, treatment, recycling, storage or disposal of any Hazardous Substances, (B) any underground storage tank, surface impoundment, lagoon or other containment facility (past or present) for the temporary or permanent storage, treatment or disposal of Hazardous Substances, (C) any landfill or solid waste disposal area, (D) any asbestos-containing material in a condition requiring abatement, (E) any polychlorinated biphenyls (PCBs) used in hydraulic oils, electrical transformers or other equipment, (F) any Release or threatened Release, or any visible signs of Releases or threatened Releases, of a Hazardous Substance to the Environment in form or quantity requiring Remedial Action (as hereafter defined) under Safety and Environmental Laws, or (G) any Hazardous Substances present at such property, excepting such quantities as are handled in accordance with all applicable manufacturer's instructions and Safety and Environmental Laws and in proper storage containers, and as are necessary for the operations of Sterling and its subsidiaries.

        (viii) To Sterling's knowledge, there is no basis or reasonably anticipated basis for any material Environmental Claim or material Environmental Compliance Costs.

        (ix) Neither Sterling nor any of its subsidiaries have transported, stored, treated or disposed, nor have they allowed or arranged for any third persons to transport, store, treat or dispose, any Hazardous Substance to or at: (a) any location other than a site lawfully permitted to receive such substances for such purposes, or (b) any location designated for Remedial Action pursuant to Safety and Environmental Laws; nor have they performed, arranged for or allowed by any method or procedure such transportation or disposal in contravention of any Safety and Environmental Laws or in any other manner which may result in Environmental Compliance Costs or in an Environmental Claim. All locations at which Sterling or any of its subsidiaries have disposed of any Hazardous Substance are listed on Schedule 5.18(ix).

    5.19 Intellectual Property. Schedule 5.19 sets forth a list of all of Sterling's and its subsidiaries' registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights for filmed product in which Sterling or one of its consolidated subsidiaries is the registered owner of such product, and not the licensee of distribution rights for filmed product ("Sterling Copyrights") and franchises, all applications for any of the foregoing and all permits, grants and licenses or other rights running to or from Sterling and any of its subsidiaries relating to any of the foregoing and Sterling has delivered or made available a true and correct listing of availabilities of all filmed product to which Sterling or any of its consolidated subsidiaries has licensed distribution rights that are material to the business of Sterling and its subsidiaries taken as a whole. Except as set forth on Schedule 5.19, to Sterling's knowledge (i) Sterling or one of its subsidiaries own, or are licensed to, or otherwise have, the right to use all registered patents, registered trademarks, registered service marks, registered trade names, Sterling Copyrights and franchises set forth on Schedule 5.19, and (ii) Sterling's rights in the property set forth on such list are free and clear of any liens or other encumbrances and Sterling and its subsidiaries have not received written notice of any adversely-held patent, invention, trademark, service mark or trade name of any other person, or notice of any charge or claim of any person relating to such intellectual property or any process or confidential information of Sterling and its subsidiaries and to Sterling's knowledge there is no basis for any such charge or claim, and (iii) Sterling, its subsidiaries and their respective predecessors, if any, have not conducted business at any time during the period beginning five years prior to the date hereof under any corporate or partnership, trade or fictitious names other than their current corporate or partnership names, except in the case of clauses (i),
(ii) and (iii) above, any of the foregoing which do not and will not have a Sterling Material Adverse Effect.

    5.20 Real Estate.

        (a) Neither Sterling nor any of its subsidiaries owns any real property.

        (b) Schedule 5.20(b) sets forth a true, correct and complete schedule of all material leases, subleases, licenses or other agreements under which Sterling or any of its subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property or improvements thereon (the "Sterling Real Property Leases"). Except for the matters listed on Schedule 5.20(b), to Sterling's knowledge, Sterling holds the leasehold estate under and interest in each Sterling Real Property Lease free and clear of all material liens, encumbrances and other rights of occupancy. All Sterling Real Property Leases are valid and binding on the lessors thereunder in accordance with their respective terms and to Sterling's knowledge, there is not under any such Sterling Real Property Leases any existing default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, which in either case, considered individually or in the aggregate with all such other Sterling Real Property Leases under which there is such a default, condition, event or act, do not or will not have a Sterling Material Adverse Effect.

    5.21 Records. The respective minute books of Sterling and each of its subsidiaries made available to each of Actava, Orion and MITI contain materially accurate and complete records of all material corporate actions of the respective stockholders and directors (and committees thereof).

    5.22 Title to and Condition of Personal Property. Sterling and each of its subsidiaries have good and marketable title to the material personal property reflected in its or their financial statements or currently used in the operation of their businesses (other than leased property), and such property is free and clear of all liens, claims, charges, security interests, options, or other title defects or encumbrances, except for those which would not have a Sterling Material Adverse Effect. All such personal property is in good operating condition and repair, ordinary wear and tear excepted, is suitable for the use to which the same is customarily put, is free from defects and is merchantable and is of a quality and quantity presently usable in the ordinary course of the operation of the business of Sterling and its subsidiaries, other than such matters as would not have a Sterling Material Adverse Effect.

    5.23 No Adverse Actions. There is no existing, pending or, to Sterling's knowledge, threatened termination, cancellation, modification or change in the business relationship of Sterling or any of its subsidiaries, with any supplier, customer or other person or entity except those which do not and will not have a Sterling Material Adverse Effect. To Sterling's knowledge, none of Sterling, any subsidiary of Sterling or any stockholder, director, officer, agent, employee or other person associated with or acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials.

    5.24 Labor Matters.

        (a) Except as set forth on Schedule 5.24(a), neither Sterling nor any of its subsidiaries has any material obligations, contingent or otherwise, under any employment or consulting agreement (except if and as set forth in the schedules hereto), collective bargaining agreement or other contract with a labor union or other labor or employee group. There are no efforts presently being made or, to Sterling's knowledge, threatened by or on behalf of any labor union with respect to employees of Sterling or any subsidiary of Sterling. No unfair labor practice complaint against Sterling or any subsidiary of Sterling is pending or, to Sterling's knowledge, threatened before the National Labor Relations Board; there is no labor strike, dispute, slowdown or stoppage pending or, to Sterling's knowledge, threatened against or involving Sterling or any subsidiary of Sterling; no collective bargaining representation question exists respecting the employees of Sterling or any subsidiary of Sterling; no grievance or internal or informal complaint exists under any collective bargaining agreement, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; no collective bargaining agreement is currently being negotiated by Sterling or any subsidiary of Sterling; and neither Sterling nor any subsidiary of Sterling has experienced any labor difficulty, except as to each of the foregoing, any matter which would not have a Sterling Material Adverse Effect.

        (b) Except as set forth on Schedule 5.24(b), in the last three years, neither Sterling nor any of its subsidiaries has effectuated, nor will Sterling or any of its subsidiaries at any time before the Effective Time, effectuate (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Sterling or its subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Sterling or its subsidiaries; nor has Sterling or its subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

        (c) Except as set forth on Schedule 5.24(c), Sterling and all of its subsidiaries are in compliance with all federal and state laws respecting immigration, employment and employment practices, fair labor practices, family and medical leave, terms and conditions of employment (including nondiscrimination in race, age, sex, religion, disability, etc.), and wages and hours except to the extent failure to comply would not have a Sterling Material Adverse Effect.

    5.25 Investment Company Act. Sterling and each of its subsidiaries either
(a) is not an "investment company," or a company "controlled" by, or an "affiliated company" with respect to, an "investment company," within the meaning of the Investment Company Act or (b) satisfies all conditions for an exemption from the Investment Company Act, and, accordingly, neither Sterling nor any of its subsidiaries is required to be registered under the Investment Company Act.

    5.26 Insurance. Except as set forth on Schedule 5.26, neither Sterling nor any subsidiary of Sterling has received notice of default under, or intended cancellation or nonrenewal of, any material policies of insurance which insure the properties, business or liability of Sterling or any subsidiary of Sterling, except any of the foregoing which do not and will not have a Sterling Material Adverse Effect.

    5.27 Products. (a) Except (i) as set forth on Schedule 5.27(a) and (ii) as does not and will not have an Sterling Material Adverse Effect, there are no product liability claims against or involving Sterling or any of its subsidiaries or any product manufactured, marketed or distributed at any time by Sterling or any of its subsidiaries ("Sterling Products") and no such claims have been settled, adjudicated or otherwise disposed of since December 31, 1994.

    (b) Except (i) as set forth on Schedule 5.27(b) and (ii) as does not and will not have a Sterling Material Adverse Effect, there are no statements, citations or decisions by any Governmental Body specifically stating that any Sterling Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Body. Except (i) as set forth on Schedule 5.27(b) and (ii) does not and will not have a Sterling Material Adverse Effect, there have been no recalls ordered by any such Governmental Body with respect to any Sterling Product. Except (i) as set forth on Schedule 5.27(b) and (ii) as does not and will not have a Sterling Material Adverse Effect, to Sterling's knowledge, there is no (A) fact relating to any Sterling Product that may impose upon Sterling or any of its subsidiaries a duty to recall any Sterling Product or a duty to warn customers of a defect in any Sterling Product, (B) latent or overt design, manufacturing or other defect in any Sterling Product or (C) material liability for warranty claims or returns with respect to any Sterling Product not fully reflected on Sterling's financial statements referred to in
Section 5.9 hereof.

                                   ARTICLE 5A
                          FURTHER REPRESENTATIONS AND
                             WARRANTIES OF STERLING

    Sterling represents and warrants to each of Actava, Orion and MITI that from and after April 12, 1995 until the date hereof, Sterling has performed and complied with in all material respects its obligations, agreements and covenants under the Initial Merger Agreement which were required to be performed or complied with by it at or prior to the date hereof.

                                   ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF MITI

    MITI represents and warrants as of April 12, 1995 to each of Actava, Orion and Sterling as follows (all references in this Article 6 to "as of the date of this Agreement" or to "as of the date hereof" shall be deemed to refer to April 12, 1995):

    6.1 Organization and Good Standing. MITI and each of its material United States subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the foreign entities in which MITI or one of its United States subsidiaries owns an interest is listed on Schedule 6.1(a) (collectively, the "Joint Venture Entities") and each such Joint Venture Entity is duly organized under the laws of its organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Except as set forth on Schedule 6.1(b), the organizational documents for each Joint Venture Entity were properly filed under the laws of the jurisdiction in which such Joint Venture Entity was organized. MITI and each of its material United States subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a MITI Material Adverse Effect (as defined in Section 15.9). MITI has heretofore delivered or made available to each of Actava, Orion and Sterling accurate and complete copies of the Certificates of Incorporation and By-laws, or equivalent governing instruments, as currently in effect, of MITI and each of its United States subsidiaries and, subject to the exceptions set forth on Schedule 6.1(b), the organizational documents for each of the Joint Venture Entities.

    6.2 Capitalization. The authorized capital stock of MITI consists of 2,500,000 shares of MITI Common Stock. As of March 31, 1995, 1,716,198 shares of MITI Common Stock were issued and outstanding. No other capital stock of MITI is authorized or issued. All issued and outstanding shares of MITI Common Stock are validly issued, fully paid and non-assessable and were either issued free of preemptive rights or in accordance with waivers of such preemptive rights and in compliance with applicable federal and state securities laws and regulations. Except as set forth on Schedule 6.2(a), at the date hereof there are not any outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements of any kind to purchase or otherwise receive from MITI any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of MITI, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock. Except as set forth on Schedule 6.2(b), since March 31, 1995, MITI has not (i) issued any shares of capital stock, except pursuant to the exercise of then outstanding options or warrants in accordance with their terms or (ii) repurchased any shares of MITI Common Stock.

    6.3 Subsidiaries. Schedule 6.3 sets forth the name, jurisdiction of incorporation or organization and percentages of outstanding capital stock or other equivalent equity ownership owned, directly or indirectly, by MITI, with respect to each United States subsidiary of MITI and each Joint Venture Entity. Except as set forth on Schedule 6.3, MITI and its subsidiaries own no material direct or indirect equity interest in any corporation (other than direct or indirect subsidiaries of MITI), partnership, joint venture or other entity, domestic or foreign. All of the outstanding shares of capital stock in each of MITI's United States subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. All of MITI's direct or indirect equity interests in the Joint Venture Entities have been issued in accordance with the law of the jurisdiction in which each such Joint Venture Entity was organized. Except as set forth on Schedule 6.3, to MITI's knowledge, there are no irrevocable proxies or similar obligations with respect to such capital stock and no equity securities or other interests of any of the United States subsidiaries or Joint Venture Entities are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any United States subsidiary or Joint Venture Entities, and there are no contracts, commitments, understandings or arrangements by which any subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. Except as set forth on
Schedule 6.3, all of the shares of capital stock of MITI's United States subsidiaries owned by MITI and each interest in a Joint Venture Entity owned directly or indirectly by MITI are owned by it free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto.

    6.4 Authorization; Binding Agreement. MITI has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the approval and adoption of this Agreement by the stockholders of MITI in accordance with the DGCL, the Certificate of Incorporation and By-laws of MITI and the MITI Stockholders Agreement (as defined in Section 12.1.1(iii) hereof). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the MITI Merger, have been duly and validly authorized by MITI's Board of Directors and no other corporate proceedings on the part of MITI are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of this Agreement by the stockholders of MITI in accordance with the DGCL, the Certificate of Incorporation and By-laws of MITI and the MITI Stockholders Agreement (as defined in Section 12.1.1(iii) hereof)). This Agreement has been duly and validly authorized, executed and delivered by MITI and, subject to the approval and adoption of this Agreement by the stockholders of MITI in accordance with the DGCL, the Certificate of Incorporation and By-laws of MITI and the MITI Stockholders Agreement (as defined in Section 12.1.1(iii) hereof), constitutes the legal, valid and binding agreement of MITI, enforceable against it in accordance with its terms, except that enforceability thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by principles of equity regarding the availability of remedies.

    6.5 No Violations. The execution and delivery by MITI of this Agreement, the consummation of the transactions contemplated hereby and compliance by MITI with any of the provisions hereof will not (i) conflict with or result in a breach of any of the provisions of the Articles or the Certificates of Incorporation or By-laws or other governing instruments of MITI, any of its United States subsidiaries or any of the Joint Venture Entities, (ii) except as set forth on
Schedule 6.5 and except for any of the following which does not and will not have an MITI Material Adverse Effect, require any consent, approval or notice under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, agreement or other instrument or obligation to which MITI, any of its United States subsidiaries or any of the Joint Venture Entities is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any lien, charge or other encumbrance of any kind upon any of the assets of MITI, any of its United States subsidiaries or any of the Joint Venture Entities other than any such lien, charge or other encumbrance which does not and will not have a MITI Material Adverse Effect, or (iv) subject to the obtaining of the governmental and other consents referred to in Section 6.7, contravene any material law, rule or regulation of any state or of the United States or any political subdivision thereof or therein or of any foreign country or political subdivision thereof or therein, or any material order, writ, judgment, injunction, decree, determination or award currently in effect to which MITI, any of its United States subsidiaries or any of the Joint Venture Entities or any of their assets or properties are subject.

    6.6 Proxy Statement; Form S-4. None of the information relating to MITI, its United States subsidiaries or any Joint Venture Entity included in the Proxy Statement or the Form S-4 will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    6.7 Governmental Approvals. Except as set forth on Schedule 6.7, no consent, approval or authorization of or declaration or filing with any governmental agency or regulatory authority on the part of MITI, any of its United States subsidiaries or any Joint Venture Entity is required in connection with the execution or delivery by MITI of this Agreement or the consummation by MITI of the transactions contemplated hereby other than (i) the filing of this Agreement (or the Certificate of Merger in lieu thereof) with the Secretary of State of Delaware in accordance with the DGCL, (ii) filings with the SEC and any applicable national securities exchange, (iii) filings under state securities or "Blue Sky" laws, (iv) federal, state or local regulatory approvals and consents and (v) filings under the HSR Act.

    6.8 Financial Statements. The consolidated balance sheets of MITI and its predecessors, International Telcell, Inc., a Delaware corporation ("ITI") and Metromedia International Inc., a Delaware corporation ("MII") as of December 31, 1993 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, including the footnotes thereto, certified by KPMG Peat Marwick LLP, MITI's independent certified public accountants, other than with respect to a "going concern" qualification contained in KPMG Peat Marwick LLP's report for the fiscal year ended December 31, 1994, which have been delivered to each of Actava, Orion and Sterling, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except that during 1994 MITI changed its policy of accounting for its Joint Venture Entities by recording its equity interest in the losses of such Joint Venture Entities based on a three month lag)
during the periods involved and fairly present the financial position of MITI, its consolidated subsidiaries and its investments in the Joint Venture Entities, including but not limited to ITI and MII as of the dates thereof and the results of their operations for the periods then ended.

    6.9 Absence of Certain Changes or Events. Except as set forth on Schedule 6.9, since December 31, 1994 (September 30, 1994 with respect to the Joint Venture Entities) there has not been: (i) any material adverse change in the business, assets, prospects, condition (financial or other) or the results of operations of MITI, its United States subsidiaries or any of the Joint Venture Entities which are marked with a star on Schedule 6.1(a) (such Joint Venture Entities marked with a star are referred to collectively as the "Operating Joint Venture Entities") taken as a whole other than any such change caused by general economic conditions, political or governmental instability or uncertainty, civil disturbances or unrest, war or other similar acts of force majeure; (ii) any declaration, payment or setting aside for payment of any dividend or any redemption, purchase or other acquisition of any shares of capital stock or securities of MITI; (iii) any return of any capital or other distribution of assets to stockholders of MITI; (iv) any material investments of a capital nature in excess of $10,000,000 in the aggregate by MITI, its United States subsidiaries and the Joint Venture Entities, either by the purchase of any property or assets or by any acquisition (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof other than in accordance with the aggregate amount provided for in MITI's budget for the year ended December 31, 1995 (the "MITI Budget"); (v) any sale, disposition or other transfer of assets or properties of MITI, its United States subsidiaries or any Joint Venture Entity in excess of $100,000 individually or $1,000,000 in the aggregate other than investments (whether in the form of debt or equity) in any subsidiary of MITI or any Joint Venture Entity in accordance with the aggregate amount provided for in the MITI Budget; (vi) any employment or consulting agreement entered into by MITI, its United States subsidiaries or any Joint Venture Entity with any officer or consultant of MITI, its United States subsidiaries or any Joint Venture Entity providing for annual salary or other annual payments in excess of $100,000 or any amendment or modification to, or termination of, any current employment or consulting agreement to which MITI, any of its United States subsidiaries or any Joint Venture Entity is a party which provides for annual salary or other annual payments in excess of $100,000; (vii) any agreement to take, whether in writing or otherwise, any action which, if taken prior to the date hereof, would have made any representation or warranty in this
Article 6 untrue, incomplete or incorrect in any material respect; (viii) any change in accounting methods or practices or any change in depreciation or amortization policies or rates (other than any such changes made in connection with the initial audits of the Joint Venture Entities); or (ix) any failure by MITI, its United States subsidiaries or any Operating Joint Venture Entity to conduct their respective businesses only in the ordinary course consistent with past practice (other than any changes made in connection with the initial audits of the Joint Venture Entities or changes made in an effort to conduct operations more effectively).

    6.10 Compliance with Laws. Except as set forth on Schedule 6.10, the businesses of MITI, its United States subsidiaries and the Joint Venture Entities have been operated in compliance with all laws, ordinances, regulations and orders of all governmental entities, domestic or foreign, except for any instances of non-compliance which do not and will not have a MITI Material Adverse Effect.

    6.11 Permits. Except as set forth on Schedule 6.11, (i) MITI, its United States subsidiaries and the Operating Joint Venture Entities have all permits, certificates, licenses, approvals and other authorizations (collectively, "MITI Permits") required in connection with the operation of their businesses, (ii) none of MITI, any of its United States subsidiaries nor any of the Operating Joint Venture Entities are in violation of any MITI Permit applicable to it or to the operation of their businesses, and (iii) no proceedings are pending or, to MITI's knowledge, threatened, to revoke or terminate any MITI Permit, except in the case of clause (i), (ii) or (iii) above, those the absence or violation of which do not and will not have a MITI Material Adverse Effect.

    6.12 Finders and Investment Bankers. Neither MITI nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby except a fee payable to Gerard Klauer Mattison & Co., L.L.C. ("GKMC") pursuant to that certain engagement letter dated April 7, 1995 between GKMC and MITI.

    6.13 Employee Benefit Plans.

        (i) Except as set forth on Schedule 6.13(i), there are no employee benefit plans or arrangements of any type, including (i) plans described in section 3(3) of ERISA and any other material plans, programs, practices or policies, including, but not limited to, any pension, profit sharing, retirement, thrift, stock purchase or stock option plan, or any other compensation, welfare, fringe benefit or retirement plan, program, policy, understanding or arrangement of any kind whatsoever, whether formal or informal, providing for benefits for or the welfare of any or all of the current or former employees or agents of MITI and their beneficiaries or dependents, or (ii) multiemployer plans as defined in section 3(37) of ERISA, or (iii) multiple employer plans as defined in Section 413 of the Code, under which MITI has or in the future could have, directly or indirectly through a "Commonly Controlled Entity" (within the meaning of sections 414(b), (c), (m) and (o) of the Code), any liability with respect to any current or former employee of MITI or any Commonly Controlled Entity (collectively, "MITI Benefit Plans").

        (ii) With respect to each MITI Benefit Plan (where applicable), MITI has delivered to each of Orion, Actava and Sterling complete and accurate copies or summaries of (a) all plan texts and material agreements, (b) all material employee communications, (c) the most recent annual report, (d) the most recent annual and periodic accounting of plan assets, (e) the most recent determination letter received from the Internal Revenue Service and (f) the most recent actuarial valuation.

        (iii) With respect to each MITI Benefit Plan, except as set forth on
    Schedule 6.13(iii), (a) if intended to qualify under Code sections 401(a) or 403(a), (i)such MITI Benefit Plan has received a favorable determination letter from the Internal Revenue Service (the "Service") indicating that such Plan meets such requirements, and such determination by the Service includes any new or modified requirements under the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993, or (ii) an application for a favorable determination letter including such legislation was filed with the Service prior to the expiration of the remedial amendment period (as defined in Code section 401(b) and regulations thereunder, and as extended pursuant to notices and revenue rulings of the Service) for filing such an application and such Plan has been substantially amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted through and including the Omnibus Budget Reconciliation Act of 1993, or (iii) the remedial amendment period (as defined in (ii) above) with respect to such Plan has not yet expired, and an application for a favorable determination letter including such legislation will be timely filed with the Service prior to the expiration of such period and the Plan will be amended to comply with the Tax Reform Act of 1986 and subsequent legislation enacted thereafter through and including the Omnibus Budget Reconciliation Act of 1993 prior to the expiration of such period, (b) if intended to qualify under Code sections 401(a) or 403(a) and if originally effective prior to January 1, 1986, such MITI Benefit Plan has previously received a favorable determination letter from the Service indicating that such Plan meets the requirements of Code sections 401(a) or 403(a) as in effect on the date of the letter, including without limitation, TEFRA, DEFRA, and REACT, (c) such MITI Benefit Plan has been administered in material compliance with its terms and applicable law, (d) no event has occurred and there exists no circumstance under which MITI could, directly or indirectly through a Commonly Controlled Entity, incur material liability under ERISA, the Code or otherwise (other than routine claims for benefits), (e) there are no actions, suits or claims pending (other than routine claims for benefits) or, to MITI's knowledge, threatened, with respect to any MITI Benefit

    Plan or against the assets of any MITI Benefit Plan, (f) no "accumulated funding deficiency" (as defined in ERISA section 302) has occurred, (g) no "prohibited transaction" (as defined in ERISA section 406 or in Code section
    4975) has occurred, (h) no "reportable event" (as defined in ERISA section
    4043) has occurred, (i) all contributions and PBGC premiums or premiums due under an insurance contract that insures benefits payable under an MITI Benefit Plan, as applicable, have been made on a timely basis and (j) all contributions made or required to be made under any MITI Benefit Plan which have been treated as deductible for purposes of one or more federal income tax returns of MITI meet the requirements for deductibility under the Code and all contributions that have not been made have been properly recorded on the books of MITI or a Commonly Controlled Entity in accordance with generally accepted accounting principles.

        (iv) With respect to each MITI Benefit Plan that is subject to Title IV of ERISA, except as set forth on Schedule 6.13(iv), (a) as of the date hereof and at the Effective Time, the market value of assets (exclusive of any contribution due to such MITI Benefit Plan) equals or exceeds the present value of benefit liabilities as of the latest actuarial valuation date shown for such plan (but not prior to 12 months prior to the date hereof), determined on the basis of a shutdown of MITI and termination of such MITI Benefit Plan in accordance with actuarial assumptions used by the Pension Benefit Guaranty Corporation in single-employer plan terminations and since its last valuation date, there have been no amendments to such MITI Benefit Plan that materially increased the present value of benefit liabilities (determined as provided above) nor any other material adverse changes in the funding status of such MITI Benefit Plan, and (b) MITI has not incurred, directly or indirectly through a Commonly Controlled Entity, any liability arising from a plan termination or plan withdrawal from a multiemployer plan.

        (v) With respect to each MITI Benefit Plan that is a "welfare plan" (as defined in ERISA section 3(1)), except as set forth on Schedule 6.13(v), (a) no such plan provides medical or death benefits (whether or not insured) with respect to current or former employees beyond their termination of employment or the end of the month of their termination of employment (other than coverage mandated by law), (b) there are no reserves, assets, surplus or prepaid premiums under any such plan and (c) MITI and any Commonly Controlled Entity have materially complied with the requirements of Code section 4980B.

        (vi) With respect to each MITI Benefit Plan that is a multiemployer plan, (a) Schedule 6.13(vi) indicates the number of employees with respect to whom MITI or any Commonly Controlled Entity makes contributions to each such plan and the most recent information available to MITI or any Commonly Controlled Entity with respect to the withdrawal liability of MITI or such Commonly Controlled Entity under each such plan, (b) each such plan is not, as of the date hereof, insolvent or in reorganization, nor does it have an accumulated funding deficiency, and MITI does not know of any reason why such plan would become insolvent or in reorganization or have an accumulated funding deficiency in the foreseeable future, (c) MITI or any Commonly Controlled Entity has made all contributions to each such plan due or accrued as of the date hereof and will have made all such contributions as of the Effective Time and (d) the withdrawal liability with respect to the Plan if any Commonly Controlled Entity were to withdraw from each such plan at the Effective Time is less than or equal to $0.

        (vii) Except as set forth on Schedule 6.13(vii), the consummation of the transactions contemplated by this Agreement will not (a) entitle any individual to severance pay, or (b) accelerate the time of payment, vesting of benefits (including stock options and restricted stock) or increase the amount of compensation due to any individual.

    6.14 Taxes.

        (a) Except as set forth on Schedule 6.14, (i) MITI, each of its United States subsidiaries and, to MITI's knowledge after due inquiry, each Joint Venture Entity timely has filed (after giving effect to any extensions of the time to file which were obtained) prior to the date of this Agreement and will file prior to the Effective Time, all returns required to be filed prior to the date of this Agreement and/or required to be filed prior to the Effective Time by any of them with respect to, and has paid (or MITI has paid on its behalf), or has or will set up an adequate reserve for the payment of, all Taxes required to be paid prior to the date of this Agreement or the Effective Time, as the case may be, and the most recent financial statements of MITI reflect an adequate reserve for all Taxes payable by MITI and its United States subsidiaries and each Joint Venture Entity, to the extent that a reserve for taxes of Joint Venture Entities is reflected in the "loss for equity investment" line appearing in MITI's statements of operations referred to in Section 6.8 of this Agreement accrued through the date of such financial statements and (ii) no deficiencies for any Taxes have been proposed, asserted or assessed against MITI, any of its United States subsidiaries or any Joint Venture Entity other than those which are being contested in good faith and by proper proceedings by MITI, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have a MITI Material Adverse Effect.

        (b) None of the Federal income tax returns of MITI or its subsidiaries have been examined by the IRS, and the statute of limitations with respect to each of the years subject to such federal income tax returns has not expired.

        (c) Except as set forth on Schedule 6.14, none of MITI or any United States subsidiary of MITI, or to MITI's knowledge any Operating Joint Venture Entity or any group of which MITI or any subsidiary of MITI is now or ever was a member, has filed or entered into any election, consent or extension agreement that extends any applicable statute of limitations or the time within which a return must be filed which statute of limitations has not expired or return has not been timely filed.

        (d) Except as set forth on Schedule 6.14, (i) none of MITI, any United States subsidiary of MITI, any Operating Joint Venture Entity or, to MITI's knowledge, any group of which MITI or any United States subsidiary of MITI is now or ever was a member, is a party to any action or proceeding pending or, to MITI's knowledge, threatened by any governmental authority for assessment or collection of Taxes, (ii) no unresolved claim for assessment or collection of Taxes has, to MITI's knowledge, been asserted, (iii) no audit or investigation by any governmental authority is pending or, to MITI's knowledge, threatened and (iv) no such matters are under discussion with any governmental authority which, in the case of clauses (i-iv), could have a MITI Material Adverse Effect.

    6.15 Liabilities. Except (i) as set forth on Schedule 6.15 or (ii) as reflected in the financial statements referred to in Section 6.8, and in the case of (i) and (ii) above, as does not and will not have a MITI Material Adverse Effect, MITI, its United States subsidiaries and the Joint Venture Entities do not have any Liabilities, whether or not of a kind required by generally accepted accounting principles to be set forth in a financial statement, other than Liabilities incurred since December 31, 1994 in the ordinary course of business. Except as set forth on Schedule 6.15 or reflected in the financial statements referred to in Section 6.8, MITI, its United States subsidiaries and the Joint Venture Entities do not have (i) material obligations in respect of borrowed money, (ii) material obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) material obligations which would be required by generally accepted accounting principles to be classified as "capital leases," (iv) material obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and payable not more than twelve (12) months from the date of incurrence, and (v) any guaranties of any material obligations of any other person.

    6.16 Environmental Protection. Except as disclosed on Schedule 6.16:

        (i) Neither MITI nor any of its subsidiaries is or has been in violation in any material respect of any applicable Safety and Environmental Law.

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        (ii) MITI and its subsidiaries have all Permits required pursuant to
    Safety and Environmental Laws that are material to the conduct of the business of MITI or any of its subsidiaries, all such Permits are in full force and effect, no action or proceeding to revoke, limit or modify any of such Permits is pending, and MITI and each of its subsidiaries is in compliance in all material respects with all terms and conditions thereof.

        (iii) Neither MITI nor any of its subsidiaries has received, or expects to receive due to the consummation of the MITI Merger, any material Environmental Claim.

        (iv) To MITI's knowledge, MITI and its subsidiaries have filed all notices required under Safety and Environmental Laws indicating the past or present Release, generation, treatment, storage or disposal of Hazardous Substances.

        (v) Neither MITI nor any of its subsidiaries has entered into any written agreement with any Governmental Body or any other person by which MITI or any of its subsidiaries has assumed responsibility, either directly or as a guarantor or surety, for the remediation of any condition arising from or relating to a Release or threatened Release of Hazardous Substances into the Environment.

        (vi) To MITI's knowledge, there is not now and has not been at any time in the past a Release or threatened Release of Hazardous Substances into the Environment for which MITI or any of its subsidiaries may be directly or indirectly responsible.

        (vii) To MITI's knowledge, there is not now and has not been at any time in the past at, on or in any of the real properties owned, leased or operated by MITI or any of its subsidiaries, and, to MITI's knowledge, was not at, on or in any real property previously owned, leased or operated by MITI or any of its subsidiaries or any predecessor: (A) any generation, use, handling, Release, treatment, recycling, storage or disposal of any Hazardous Substances, (B) any underground storage tank, surface impoundment, lagoon or other containment facility (past or present) for the temporary or permanent storage, treatment or disposal of Hazardous Substances, (C) any landfill or solid waste disposal area, (D) any asbestos-containing material in a condition requiring abatement, (E) any polychlorinated biphenyls (PCBs) used in hydraulic oils, electrical transformers or other equipment, (F) any Release or threatened Release, or any visible signs of Releases or threatened Releases, of a Hazardous Substance to the Environment in form or quantity requiring Remedial Action under Safety and Environmental Laws, or
    (G) any Hazardous Substances present at such property, excepting such quantities as are handled in accordance with all applicable manufacturer's instructions and Safety and Environmental Laws and in proper storage containers, and as are necessary for the operations of MITI and its subsidiaries.

        (viii) To MITI's knowledge, there is no basis or reasonably anticipated basis for any material Environmental Claim or material Environmental Compliance Costs.

        (ix) Neither MITI nor any of its subsidiaries have transported, stored, treated or disposed, nor have they allowed or arranged for any third persons to transport, store, treat or dispose, any Hazardous Substance to or at: (a) any location other than a site lawfully permitted to receive such substances for such purposes, or (b) any location designated for Remedial Action pursuant to Safety and Environmental Laws; nor have they performed, arranged for or allowed by any method or procedure such transportation or disposal in contravention of any Safety and Environmental Laws or in any other manner which may result in Environmental Compliance Costs or in an Environmental Claim. All locations at which MITI or any of its subsidiaries have disposed of any Hazardous Substance are listed on Schedule 6.16(ix).

    6.17 Intellectual Property. Schedule 6.17 sets forth a list of all of MITI's, its United States subsidiaries' and the Joint Venture Entities' registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights and franchises, all applications for any of the foregoing and all permits, grants and licenses or other rights running to or from MITI, any of its United States subsidiaries and the Joint Venture Entities relating to any of the foregoing that are material to the business of MITI, its United States subsidiaries and the Joint Venture Entities taken as a whole. Except as set forth on Schedule 6.17, to MITI's knowledge (i) MITI, one of its United States subsidiaries or one of the Joint Venture Entities owns, or is licensed to, or otherwise has, the right to use all registered patents, registered trademarks, registered service marks, registered trade names, registered copyrights and franchises set forth on Schedule 6.17, (ii) MITI's rights in the property set forth on such list are free and clear of any liens or other encumbrances and MITI, its United States subsidiaries and the Joint Venture Entities have not received written notice of any adversely-held patent, invention, trademark, service mark or trade name of any other person, or notice of any charge or claim of any person relating to such intellectual property or any process or confidential information of MITI, its United States subsidiaries, the Joint Venture Entities and MITI does not know of any basis for any such charge or claim, and (iii) MITI, its United States subsidiaries, the Joint Venture Entities and their respective predecessors, if any, have not conducted business at any time during the period beginning five years prior to the date hereof under any corporate or partnership, trade or fictitious name other than their current corporate or partnership name, except in the case of clauses (i),
(ii) and (iii) above, any of the foregoing which do not and will not have a MITI Material Adverse Effect.

    6.18 Real Estate.

        (a) Neither MITI nor any of its United States subsidiaries owns any real property and to MITI's knowledge, none of the Joint Venture Entities owns any real property.

        (b) Schedule 6.18(b) sets forth a true, correct and complete schedule of all material leases, subleases, licenses or other agreements under which MITI, any of its United States subsidiaries or any Operating Joint Venture Entity uses or occupies, or has the right to use or occupy, now or in the future, any real property or improvements thereon (the "MITI Real Property Leases"). Except for the matters listed on Schedule 6.18(b), to MITI's knowledge, MITI or an Operating Joint Venture Entity holds the leasehold estate under and interest in each MITI Real Property Lease free and clear of all material liens, encumbrances and other rights of occupancy. All MITI Real Property Leases are valid and binding on the lessors thereunder in accordance with their respective terms and to MITI's knowledge, there is not under any such MITI Real Property Leases any existing default, or any condition, event or act which with notice or lapse of time or both would constitute such a default, which in either case, considered individually or in the aggregate with all such other MITI Real Property Leases under which there is such a default, condition, event or act, does not or will not have a MITI Material Adverse Effect.

    6.19 Contracts. Schedule 6.19 sets forth each Contract to which MITI, its United States subsidiaries or any Joint Venture Entity or their respective assets or properties are bound or subject. Except as set forth on Schedule 6.19, all such Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms. Except as set forth in
Schedule 6.19, (i) no approval or consent of, or notice to, any person is needed in order to ensure that any Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or right of early termination following the consummation of the transactions contemplated by this Agreement and (ii)MITI, its United States subsidiaries or any Joint Venture Entity is not in violation or breach of, or in default under, any Contract; nor, to MITI's knowledge, is any other party in violation or breach of, or in default under, any Contract, except in the case of clauses (i) and (ii) above, any of the foregoing which do not and will not have a MITI Material Adverse Effect.

    6.20 Litigation. Except as set forth in Schedule 6.20, there are no claims, actions or proceedings (and, to MITI's knowledge, no investigations) pending by or against, or to MITI's knowledge, threatened against MITI, any of its United States subsidiaries or any Joint Venture Entity or any properties or rights of MITI, any of its United States subsidiaries or any Joint Venture Entity, before any court or any administrative, governmental or regulatory authority or body which have or will have a MITI Material Adverse Effect.

    6.21 Records. The respective minute books of MITI, each of its United States subsidiaries and the Joint Venture Entities made available to each of Actava, Orion and Sterling contain materially accurate and complete records of all material corporate actions of the respective stockholder and directors (and any committees thereof).

    6.22 Title to and Condition of Personal Property. MITI, each of its United States subsidiaries and the Operating Joint Venture Entities have good and marketable title to the material personal property reflected in its or their financial statements or currently used in the operation of their businesses (other than leased property), and such property is free and clear of all liens, claims, charges, security interests, options, or other title defects or encumbrances, except for those which would not have a MITI Material Adverse Effect. All such personal property is in good operating condition and repair, ordinary wear and tear excepted, is suitable for the use to which the same is customarily put, is free from defects and is merchantable and is of a quality and quantity presently usable in the ordinary course of the operation of the business of MITI, its United States subsidiaries and the Operating Joint Venture Entities, other than such matters as would not have a MITI Material Adverse Effect.

    6.23 No Adverse Actions. There is no existing, pending or, to MITI's knowledge, threatened termination, cancellation, modification or change in the business relationship of MITI, any of its United States subsidiaries or any Operating Joint Venture Entity, with any supplier, customer or other person or entity except those which do not and will not have a MITI Material Adverse Effect. To MITI's knowledge, none of MITI, any United States subsidiary of MITI or any Operating Joint Venture Entity or any stockholder, director, officer, agent, employee or other person associated with or acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials.

    6.24 Labor Matters.

        (a) Except as set forth on Schedule 6.24(a), none of MITI, any of its United States subsidiaries nor any of the Joint Venture Entities has any material obligations, contingent or otherwise, under any employment or consulting agreement (except if and as set forth in the schedules hereto), collective bargaining agreement or other contract with a labor union or other labor or employee group. There are no efforts presently being made or, to MITI's knowledge, threatened by or on behalf of any labor union with respect to employees of MITI, any United States subsidiary of MITI or any of the Joint Venture Entities. No unfair labor practice complaint against MITI is pending or, to MITI's knowledge, threatened before the National Labor Relations Board; there is no labor strike, dispute, slowdown or stoppage pending or, to MITI's knowledge, threatened against or involving MITI, any United States subsidiary of MITI or any of the Joint Venture Entities; no collective bargaining representation question exists respecting the employees of MITI, any United States subsidiary of MITI or any of the Joint Venture Entities; no grievance or internal or informal complaint exists under any collective bargaining agreement, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; no collective bargaining agreement is currently being negotiated by MITI, any United States subsidiary of MITI or any of the Joint Venture Entities; and none of MITI, any United States subsidiary of MITI or any of the Joint Venture Entities has experienced any labor difficulty, except as to each of the foregoing, any matter which would not have a MITI Material Adverse Effect.

        (b) In the last three years, neither MITI nor any of its United States subsidiaries has effectuated, nor will MITI or any of its United States subsidiaries at any time before the Effective Time, effectuate (i) a "plant closing" (as defined in the WARN Act) affecting any site of

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
    employment or one or more facilities or operating units within any site of employment or facility of MITI or its subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of MITI or its subsidiaries; nor has MITI or its United States subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

        (c) Except as set forth on Schedule 6.24(c), MITI and all of its United States subsidiaries are in compliance with all federal and state laws respecting immigration, employment and employment practices, fair labor practices, family and medical leave, terms and conditions of employment (including nondiscrimination in race, age, sex, religion, disability, etc.) and wages and hours except to the extent the failure to comply would not have a MITI Material Adverse Effect.

    6.25 Investment Company Act. MITI and each of its United States subsidiaries either (a) is not an "investment company," or a company "controlled" by, or an "affiliated company" with respect to, an "investment company," within the meaning of the Investment Company Act or (b) satisfies all conditions for an exemption from the Investment Company Act, and, accordingly, neither MITI nor any of its United States subsidiaries is required to be registered under the Investment Company Act.

    6.26 Insurance. Except as set forth on Schedule 6.26, none of MITI, any United States subsidiary of MITI nor any Joint Venture Entity has received notice of default under, or intended cancellation or nonrenewal of, any material policies of insurance which insure the properties, business or liability of MITI, any United States subsidiary of MITI or any Joint Venture Entity, except any of the foregoing as do not and will not have a MITI Material Adverse Effect.

    6.27 Products. (a) Except (i) as set forth on Schedule 6.27(a) and (ii) as does not and will not have an MITI Material Adverse Effect, there are no product liability claims against or involving MITI, any of its United States subsidiaries or any Joint Venture Entity or any product manufactured, marketed or distributed at any time by MITI, any of its United States subsidiaries or any Joint Venture Entity ("MITI Products") and no such claims have been settled, adjudicated or otherwise disposed of since December 31, 1994.

    (b) Except (i) as set forth on Schedule 6.27(b) and (ii) as does not and will not have an MITI Material Adverse Effect, there are no statements, citations or decisions by any Governmental Body specifically stating that any MITI Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Body. Except (i) as set forth on Schedule 6.27(b) and
(ii) as does not and will not have a MITI Material Adverse Effect, there have been no recalls ordered by any such Governmental Body with respect to any MITI Product. Except (i) as set forth on Schedule 6.27(b) and (ii) as does not and will not have a MITI Material Adverse Effect, to MITI's knowledge, there is no
(A) fact relating to any MITI Product that may impose upon MITI or any of its subsidiaries or any of the Joint Venture Entities a duty to recall any MITI Product or a duty to warn customers of a defect in any MITI Product, (B) latent or overt design, manufacturing or other defect in any MITI Product or (C) material liability for warranty claims or returns with respect to any MITI Product not fully reflected on MITI's financial statements referred to in
Section 6.8 hereof.

                                   ARTICLE 6A
                          FURTHER REPRESENTATIONS AND
                               WARRANTIES OF MITI

    MITI represents and warrants to each of Actava, Orion and Sterling that from and after April 12, 1995 until the date hereof, MITI has performed and complied with in all material respects its obligations, agreements and covenants under the Initial Merger Agreement which were required to be performed or complied with by it at or prior to the date hereof.

                                   ARTICLE 7
                              COVENANTS OF ACTAVA

    Actava covenants and agrees that from and after the execution and delivery of this Agreement to the Effective Time:

    7.1 Conduct of Business of Actava. Except as expressly contemplated by this Agreement, Actava shall, and it shall cause its subsidiaries to, conduct its and their businesses in the ordinary course and consistent with past practice, and Actava shall, and it shall cause its subsidiaries to, use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with which it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither Actava nor any or its subsidiaries will, without the prior written consent of Orion, Sterling and MITI:

        (i) except as contemplated by this Agreement, amend or propose to amend its Certificate of Incorporation or By-laws (or comparable governing instruments);

        (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire any shares of, the capital stock of Actava or any securities convertible into or exchangeable for shares of stock of any class of Actava or any of its subsidiaries except for the issuance of shares of Common Stock pursuant to the exercise of stock options or warrants or the conversion of convertible securities described on Schedule 3.2(a) and outstanding on the date hereof in accordance with their present terms;

        (iii) split, combine, subdivide or reclassify any shares of its capital stock or, except as contemplated by this Agreement and the Contribution Agreement, issue or authorize the issuance of other securities in respect of, in lieu of or in substitution for shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its own capital stock or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (iv) (a) except for (I) indebtedness under the Finance and Security Agreement, dated as of October 23, 1992 between ITT Commercial Finance Corp. and Actava, as amended from time to time, (II) indebtedness (including obligations in respect of capital leases) to be used to finance the operations of Actava's Snapper Power Equipment Company division not in excess of $10,000,000 and (III) other indebtedness (including obligations in respect of capital leases) not in excess of $1,000,000, create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of Actava, in the ordinary course of business consistent with past practice;
    (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel or business advances to employees, representatives, consultants, directors or advisors or subsidiaries made in the ordinary course of business consistent with past practice and currently committed, budgeted capital expenditures and additional capital expenditures for use in the operations of Actava's Snapper Power Equipment Company division not in excess of $5,000,000); or (d) incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary and usual course of business and consistent with past practice;

        (v) except in the ordinary course of business consistent with past practice or as may be required by local law, sell, transfer, mortgage, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage or otherwise dispose of or encumber, any material assets or properties, real, personal or mixed;

        (vi) increase in any manner the compensation of any of its officers, except in the ordinary course of business consistent with past practice; or

        (vii) agree, commit or arrange to do any of the foregoing.

    Notwithstanding the foregoing, nothing in this Agreement shall preclude Actava from taking any or all of the following actions and actions incident thereto or require the consent of Orion, Sterling and MITI with respect thereto:

        (a) in accordance with and as required by the terms of the 6 1/2% Convertible Debentures of Actava (the "Actava Convertible Debentures"), the issuance of Common Stock upon the conversion by the holders thereof of the Actava Convertible Debentures into Common Stock;

        (b) grants of options having an exercise price at least equal to the market price on the grant date of the underlying Common Stock to employees, representatives, consultants, advisors or directors of Actava or its subsidiaries pursuant to plans in effect on the date of this Agreement, and consistent with past practice or issuances of shares pursuant to authorization of the Actava Board of Directors of up to 280,000 shares of Common Stock to advisors or consultants in return for the performance of services for Actava, where Actava's obligation to any such advisors or consultants is not in excess of the fair market value of the Common Stock being issued in respect of such obligation for the performance of services;

        (c) declaration and payment of dividends and other distributions to Actava by its subsidiaries;

        (d) draws and payments under and pursuant to the existing Actava credit facility or facilities listed on Schedule 7.1;

        (e) entering into severance, termination or retention agreements, and terminating any employment agreements, with its officers and key employees in the ordinary course of business and in accordance with past practice;

        (f) payment of mandatory sinking fund payments under Actava indentures existing on the date hereof; and

        (g) ministerial amendments to the Certificate or Articles of Incorporation or By-laws of Actava's subsidiaries not inconsistent with the terms of this Agreement.

    7.2 Notification of Certain Matters. Actava shall give prompt written notice to Orion, Sterling and MITI specifying in reasonable detail: (i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default under any agreement, indenture or instrument material to the business, assets, property, condition (financial or otherwise) or the results of operations of Actava and its subsidiaries, taken as a whole, to which Actava or any of its subsidiaries is a party or is subject;
(ii) any material notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement including the Mergers; (iii) any material notice or other communication from any regulatory authority (including the SEC or the NYSE in connection with the transactions contemplated by this Agreement; (iv) any event which has an Actava Material Adverse Effect or the occurrence of an event which, so far as reasonably can be foreseen at the time of its occurrence, would result in an Actava Material Adverse Effect; (v) any claims, actions, proceedings or investigations commenced or, to Actava's knowledge, threatened, involving or affecting Actava or any of its subsidiaries or any of its property or assets, or, to Actava's knowledge, any employee, consultant, director or officer, in his or her capacity as such, of Actava or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in a Schedule pursuant to this Agreement or which relates to the consummation of the Mergers; and (vi) any event or action which if known on the date hereof (a) would have caused a representation or warranty set forth in Article 3 hereof to be untrue or incomplete or incorrect in any material respect or (b) would have been required to have been disclosed in a Schedule pursuant to this Agreement.

    7.3 Access and Information.

        (i) Actava will give each of Orion, Sterling and MITI and their respective authorized representatives (including in each case their financial advisors, accountants and legal counsel) at all reasonable times and on reasonable advance notice access to all plants, offices, warehouses and other facilities and to all contracts, agreements, commitments, books and records (including tax returns) of it and its subsidiaries (except to the extent any such agreements or contracts by their terms restrict access to third parties and the consent of the other party(ies) thereto cannot be obtained after reasonable efforts to do so), will permit Orion, Sterling or MITI, as the case may be, to make such inspections as it may require and will cause its officers and those of its subsidiaries promptly to furnish Orion, Sterling or MITI, as the case may be, with (a) such financial and operating data and other information with respect to the business and properties of Actava and its subsidiaries as Orion, Sterling or MITI may from time to time request, and (b) a copy of each report, schedule and other document filed or received by Actava or any of its subsidiaries pursuant to the requirements of federal or state securities laws or of the NYSE.

        (ii) Each of Orion, Sterling and MITI will hold and will each cause its respective affiliates, employees, representatives, consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the other party hereto and its subsidiaries and affiliates furnished to Orion, Sterling or MITI in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by Orion, Sterling or MITI, as the case may be, or any affiliate of either of them, (b) in the public domain through no fault of any of Orion, Sterling or MITI, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors or (c) later lawfully acquired from other sources unless any of Orion, Sterling or MITI, as the case may be, knew such information was obtained in violation of an agreement of confidentiality) and will not release or disclose such information to any other person, except its auditors, attorneys, financial advisors, and other consultants and advisors and lending institutions (including banks) in connection with this Agreement (it being understood that such persons shall be informed by Orion, Sterling or MITI, as the case may be, of the confidential nature of such information and shall be directed by Orion, Sterling or MITI, as the case may be, to treat such information confidentially). If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain under judicial or administrative process or other requirements of law or through no fault of any of Orion, Sterling or MITI, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors and, if requested by Actava, each of Orion, Sterling and MITI, as the case may be, will promptly destroy or return to Actava all copies of written information furnished by Actava or its respective affiliates, agents, representatives or advisors and all copies thereof and excerpts therefrom. If Orion, Sterling or MITI shall be required to make disclosure of any such information by operation of law, Orion, Sterling or MITI, as the case may be, shall give Actava prior written notice of the making of such disclosure and shall use all reasonable efforts to afford Actava an opportunity to contest the making of such disclosures.

    7.4 Stockholder Approval. As soon as practicable, Actava will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (including filing with the SEC and mailing to its stockholders the Proxy Statement) for the purpose of adopting and approving this Agreement and the Mergers and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby and thereby. Subject to the compliance by Orion, Sterling and MITI with the material terms and conditions of this Agreement, the Board of Directors of Actava, subject to applicable law and the fiduciary duties of loyalty and care, (i) will not change its recommendation to the stockholders of Actava that they adopt and approve this Agreement and the Mergers and (ii) will use its best efforts to obtain any necessary approval by its stockholders of the transactions contemplated hereby.

    7.5 Benefit Plans. Except as otherwise provided in this Agreement, no award or grant of Actava securities under any of Actava's stock option plans or any other benefit plan or program shall be made without the consent of Orion, Sterling and MITI; nor shall Actava take any action or permit any action to be taken to accelerate the vesting of any options or other restricted securities previously granted pursuant to any stock option plans or other benefit plan. Actava shall not make any material amendment to any (i) stock option plan or options outstanding thereunder, (ii) any other option or warrant agreement or other stock-based benefit plan, or (iii) the terms of any other security convertible into or exchangeable for Common Stock without the consent of Orion, Sterling and MITI.

    7.6 No Inconsistent Activities. Subject to applicable law and the fiduciary duties of loyalty and care of the Actava Board of Directors, Actava will not, and will direct its officers, directors and other representatives (including, without limitation, any financial advisor, attorney or accountant retained by Actava) not to, directly or indirectly, solicit, encourage, or participate in any way in discussions or negotiations with, or provide any information, data or assistance to, any third party (other than Orion, Sterling and MITI) concerning any acquisition of shares of capital stock of Actava or all or any significant portion of the total assets of Actava or any material subsidiary or division of Actava (in either case whether by merger, consolidation, purchase of assets, tender offer or otherwise). Actava will promptly communicate to Orion, Sterling and MITI in writing the terms of any proposal or contact it may receive in respect of any such transaction. Actava agrees not to release any third party from any confidentiality or standstill agreements to which Actava or any of its subsidiaries is a party.

    7.7 SEC and Stockholder Filings. Actava shall send to Orion, Sterling and MITI copies of all public reports and materials as and when it sends the same to its stockholders or the SEC.

    7.8 Consents, Waivers, Authorizations, etc. Actava will use its best efforts to obtain all consents, waivers, authorizations, orders and approvals of and make all filings and registrations with, any governmental commission, board or other regulatory body or any nongovernmental third party, required for, or in connection with, the performance by it of this Agreement and the consummation by it of the transactions contemplated hereby, or as may be required in order not to accelerate, violate, breach or terminate any agreement to which Actava or any of its subsidiaries may be subject, if the failure to obtain or make such consent, waiver, authorization, order, approval, filing or registration would have an Actava Material Adverse Effect. Actava will cooperate fully with each of Orion, Sterling and MITI in assisting it to obtain such consents, authorizations, orders and approvals. Actava will not take any action which could reasonably be anticipated to have the effect of delaying, impairing or impeding the receipt of any required approvals, regulatory or otherwise.

    7.9 Roadmaster Approval of the Mergers. Actava shall use best efforts and will cause its officers and directors to use best efforts to have the Board of Directors of Roadmaster approve the Mergers in the manner provided in Section 203 of the DGCL.

    7.10 Related Agreements. Actava covenants and agrees that it will comply with the terms and provisions of the Contribution Agreement and the Registration Rights Agreement, dated as of the date hereof (the "Registration Rights Agreement"), between the Metromedia Holders and certain of their affiliates and Actava, substantially in the form of the copies attached hereto as Exhibits C-1 and C-2, respectively, including, without limitation, in the case of the Registration Rights Agreement, using its best efforts to file with and have declared effective by the SEC a Rule 415 Registration Statement on Form S-3 registering the shares of Common Stock owned by the Metromedia Holders and their affiliates (the "Shelf Registration Statement").

    7.11 Indemnification. From and after the Effective Time, Actava shall not take any action nor permit any action to be taken which would have the effect of eliminating or impairing the rights of current or former officers and directors of Actava, Orion, Sterling or MITI, prior to the Effective Time, to be indemnified by the Orion Merger Surviving Corporation, the Surviving Corporation or the MITI Merger Surviving Corporation, as the case may be, for any actions taken by such officers or directors in such capacities so long as such indemnification would have been available to such parties at such time in accordance with the respective By-laws and certificates of incorporation of Actava, Orion, Sterling or MITI, as the case may be, and applicable law.

                                   ARTICLE 8
                               COVENANTS OF ORION

    Orion covenants and agrees that from and after the execution and delivery of this Agreement to the Effective Time:

    8.1 Conduct of Business of Orion. Except as expressly contemplated by this Agreement, Orion shall, and it shall cause its subsidiaries to, conduct its and their businesses in the ordinary course and consistent with past practice, and Orion shall, and it shall cause its subsidiaries to, use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with which it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither Orion nor any or its subsidiaries will, without the prior written consent of Actava, Sterling and MITI:

        (i) amend or propose to amend its Certificate of Incorporation or By-laws (or comparable governing instruments);

        (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire any shares of, the capital stock of Orion or any securities convertible into or exchangeable for shares of stock of any class of Orion or any of its subsidiaries except for the issuance of shares of Orion Common Stock pursuant to the exercise of stock options or warrants or the conversion of convertible securities described on Schedule 4.2(a) and outstanding on the date hereof in accordance with their present terms;

        (iii) split, combine, subdivide or reclassify any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its own capital stock or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (iv) (a) except for debt (including obligations in respect of capital leases) not in excess of $3,000,000 or indebtedness which is non-recourse to Orion and its Restricted Subsidiaries (as defined in Section 15.9), create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of Orion, in the ordinary course of business consistent with past practice; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel or business advances to employees, representatives, consultants, directors or advisors or subsidiaries made in the ordinary course of business consistent with past practice and currently committed, budgeted capital expenditures and additional capital expenditures not in excess of $1,000,000); or (d) incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary and usual course of business and consistent with past practice;

        (v) except in the ordinary course of business consistent with past practice or as may be required by local law, sell, transfer, mortgage, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage or otherwise dispose of or encumber, any material assets or properties, real, personal or mixed;

        (vi) increase in any manner the compensation of any of its officers, except in the ordinary course of business consistent with past practice; or

        (vii) agree, commit or arrange to do any of the foregoing.

    Notwithstanding the foregoing, nothing in this Agreement shall preclude Orion from taking any or all of the following actions and actions incident thereto or require the consent of Actava, Sterling and MITI with respect thereto:

        (a) declaration and payment of dividends and other distributions to Orion by its subsidiaries;

        (b) draws and payments under and pursuant to the existing Orion credit facility or facilities or the other indebtedness listed on Schedule 8.1;

        (c) entering into severance, termination or retention agreements, and terminating any employment agreements, with its officers and key employees in the ordinary course of business and in accordance with past practice;

        (d) making payments in accordance with the terms of the Orion Pictures Corporation Incentive Bonus Plan or the termination thereof; and

        (e) ministerial amendments to the Certificate or Articles of Incorporation or By-laws of Orion's subsidiaries not inconsistent with the terms of this Agreement.

    8.2 Notification of Certain Matters. Orion shall give prompt written notice to Actava, Sterling and MITI specifying in reasonable detail: (i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default under any agreement, indenture or instrument material to the business, assets, property, condition (financial or otherwise) or the results of operations of Orion and its subsidiaries, taken as a whole, to which Orion or any of its subsidiaries is a party or is subject;
(ii) any material notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement including the Mergers; (iii) any material notice or other communication from any regulatory authority (including the SEC or the National Association of Securities Dealers (the "NASD") in connection with the transactions contemplated by this Agreement; (iv) any event which has an Orion Material Adverse Effect or the occurrence of an event which, so far as reasonably can be foreseen at the time of its occurrence, would result in an Orion Material Adverse Effect; (v) any claims, actions, proceedings or investigations commenced or, to Orion's knowledge, threatened, involving or affecting Orion or any of its subsidiaries or any of its property or assets, or, to Orion's knowledge, any employee, consultant, director or officer, in his or her capacity as such, of Orion or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in a Schedule pursuant to this Agreement or which relates to the consummation of the Orion Merger; and (vi) any event or action which if known on the date hereof (a) would have caused a representation or warranty set forth in Article 4 hereof to be untrue or incomplete or incorrect in any material respect or (b) would have been required to have been disclosed on a Schedule pursuant to this Agreement.

    8.3 Access and Information.

        (i) Orion will give each of Actava, Sterling and MITI and their respective authorized representatives (including in each case their financial advisors, accountants and legal counsel) at all reasonable times and on reasonable advance notice access to all plants, offices, warehouses and other facilities and to all contracts, agreements, commitments, books and records (including tax returns) of it and its subsidiaries (except to the extent any such agreements or contracts by their terms restrict access to third parties and the consent of the other party(ies) thereto cannot be obtained after reasonable efforts to do so), will permit Actava, Sterling or MITI, as the case may be, to make such inspections as it may require and will cause its officers and those of its subsidiaries promptly to furnish Actava, Sterling or MITI, as the case may be, with (a) such financial and operating data and other information with respect to the business and properties of Orion and its subsidiaries as Actava, Sterling or MITI may from time to time request, and (b) a copy of each report, schedule and other document filed or received by Orion, or any of its subsidiaries pursuant to the requirements of federal or state securities laws or of the NASD.

        (ii) Each of Actava, Sterling and MITI will hold and will each cause its respective affiliates, employees, representatives, consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the other party hereto and its subsidiaries and affiliates furnished to Actava, Sterling or MITI in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by Actava, Sterling or MITI, as the case may be, or any affiliate of either of them, (b) in the public domain through no fault of any of Actava, Sterling or MITI, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors or (c) later lawfully acquired from other sources unless any of Actava, Sterling or MITI, as the case may be, knew such information was obtained in violation of an agreement of confidentiality) and will not release or disclose such information to any other person, except its auditors, attorneys, financial advisors, and other consultants and advisors and lending institutions (including banks) in connection with this Agreement (it being understood that such persons shall be informed by Actava, Sterling or MITI, as the case may be, of the confidential nature of such information and shall be directed by Actava, Sterling or MITI, as the case may be, to treat such information confidentially). If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain under judicial or administrative process or other requirements of law or through no fault of any of Actava, Sterling or MITI, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors and, if requested by Orion, each of Actava, Sterling and MITI, as the case may be, will promptly destroy or return to Actava all copies of written information furnished by Orion or its respective affiliates, agents, representatives or advisors and all copies thereof and excerpts therefrom. If Actava, Sterling or MITI shall be required to make disclosure of any such information by operation of law, Actava, Sterling or MITI, as the case may be, shall give Orion prior written notice of the making of such disclosure and shall use all reasonable efforts to afford Orion an opportunity to contest the making of such disclosures.

    8.4 Stockholder Approval. As soon as practicable, Orion will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (including filing with the SEC and mailing to its stockholders the Proxy Statement) for the purpose of adopting and approving this Agreement and the Orion Merger and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby. Subject to the compliance by Actava, Sterling and MITI with the material terms and conditions of this Agreement, the Board of Directors of Orion, subject to applicable law and the fiduciary duties of loyalty and care, (i) will not change its recommendation to the stockholders of Orion that they adopt and approve this Agreement and the Orion Merger and (ii) will use its best efforts to obtain any necessary approval by its stockholders of the transactions contemplated hereby.

    8.5 Benefit Plans. Except as otherwise provided in this Agreement, no award or grant under any of Orion's stock option plans or any other benefit plan or program shall be made without the consent of Actava, Sterling and MITI; nor shall Orion take any action or permit any action to be taken to accelerate the vesting of any options or other restricted securities previously granted pursuant to any stock option plans or other benefit plan. Orion shall not make any material amendment to any (i) stock option plan or options outstanding thereunder, (ii) any other option or warrant agreement or other stock-based benefit plan, or (iii) the terms of any other security convertible into or exchangeable for Orion Common Stock without the consent of Actava, Sterling and MITI.

    8.6 No Inconsistent Activities. Subject to applicable law and the fiduciary duties of loyalty and care of the Orion Board of Directors, Orion will not, and will direct its officers, directors and other representatives (including, without limitation, any financial adviser, attorney or accountant retained by Orion) not to, directly or indirectly, solicit, encourage, or participate in any way in discussions or negotiations with, or provide any information, data or assistance to, any third party (other than Actava, Sterling and MITI) concerning any acquisition of shares of capital stock of Orion or all or any significant portion of the total assets of Orion or any material subsidiary or division of Orion (in either case whether by merger, consolidation, purchase of assets, tender offer or otherwise). Orion will promptly communicate to Actava, Sterling and MITI in writing the terms of any proposal or contact it may receive in respect of any such transaction. Orion agrees not to release any third party from any confidentiality or standstill agreements to which Orion or any of its subsidiaries is a party.

    8.7 SEC and Stockholder Filings. Orion shall send to Actava, Sterling and MITI copies of all public reports and materials as and when it sends the same to its stockholders or the SEC.

    8.8 Consents, Waivers, Authorizations, etc. Orion will use its best efforts to obtain all consents, waivers, authorizations, orders and approvals of and make all filings and registrations with, any governmental commission, board or other regulatory body or any nongovernmental third party, required for, or in connection with, the performance by it of this Agreement and the consummation by it of the transactions contemplated hereby, or as may be required in order not to accelerate, violate, breach or terminate any agreement to which Orion or any of its subsidiaries may be subject, if the failure to obtain or make such consent, waiver, authorization, order, approval, filing or registration would have an Orion Material Adverse Effect. Orion will cooperate fully with each of Actava, Sterling and MITI in assisting it to obtain such consents, authorizations, orders and approvals. Orion will not take any action which could reasonably be anticipated to have the effect of delaying, impairing or impeding the receipt of any required approvals, regulatory or otherwise.

                                   ARTICLE 9
                             COVENANTS OF STERLING

    Sterling covenants and agrees that from and after the execution and delivery of this Agreement to the Effective Time:

    9.1 Conduct of Business of Sterling. Except as expressly contemplated by this Agreement, Sterling shall, and it shall cause its subsidiaries to, conduct its and their businesses in the ordinary course and consistent with past practice, and Sterling shall, and it shall cause its subsidiaries to, use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with which it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither Sterling nor any or its subsidiaries will, without the prior written consent of Actava, Orion and MITI:

        (i) amend or propose to amend its Certificate of Incorporation or By-laws (or comparable governing instruments);

        (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire any shares of, the capital stock of Sterling or any securities convertible into or exchangeable for shares of stock of any class of Sterling or any of its subsidiaries except for the issuance of shares of Sterling Common Stock pursuant to the exercise of stock options or warrants or the conversion of convertible securities described on Schedule 5.2(a) and outstanding on the date hereof in accordance with their present terms;

        (iii) split, combine, subdivide or reclassify any shares of its capital stock or issue or authorize the issuance of any other securities in respect, in lieu of or in substitution for shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its own capital stock or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (iv) (a) except for debt entered into in connection with the transactions set forth on Schedule 5.10(v), which require the consent of Orion pursuant to Section 9.1(v) hereof and debt (including obligations in respect of capital leases) not in excess of $100,000 create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of Sterling, in the ordinary course of business consistent with past practice;
    (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel or business advances to employees, representatives, consultants, advisors or directors or subsidiaries made in the ordinary course of business consistent with past practice and currently committed, budgeted capital expenditures and additional capital expenditures not in excess of $100,000); or (d) incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary and usual course of business and consistent with past practice;

        (v) except in the ordinary course of business consistent with past practice or as may be required by local law, sell, transfer, mortgage, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage or otherwise dispose of, or encumber, any material assets or properties, real, personal or mixed or enter into any agreements with the Showtime Networks, Inc. without the prior written consent of Orion;

        (vi) increase in any manner the compensation of any of its officers, except in the ordinary course of business consistent with past practice; or

        (vii) agree, commit or arrange to do any of the foregoing.

    Notwithstanding the foregoing, nothing in this Agreement shall preclude Sterling from taking any or all of the following actions and actions incident thereto or require the consent of Actava, Orion and MITI with respect thereto:

        (a) grants of up to 1,000,000 shares of Sterling Common Stock and cash payments in an amount not to exceed $650,000 in the aggregate to employees and consultants of Sterling in accordance with the MCEG Sterling Incorporated Incentive Bonus Plan;

        (b) declaration and payment of dividends and other distributions to Sterling by its subsidiaries;

        (c) draws and payments under and pursuant to the existing Sterling credit facility or facilities listed on Schedule 9.1;

        (d) entering into severance, termination or retention agreements, and terminating any employment agreements, with its officers and key employees in the ordinary course of business and in accordance with past practice; and

        (e) ministerial amendments to the Certificate or Articles of Incorporation or By-laws of Sterling's subsidiaries not inconsistent with the terms of this Agreement.

    9.2 Notification of Certain Matters. Sterling shall give prompt written notice to Actava, Orion and MITI specifying in reasonable detail: (i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default under any agreement, indenture or instrument material to the business, assets, property, condition (financial or otherwise) or the results of operations of Sterling and its subsidiaries, taken as a whole, to which Sterling or any of its subsidiaries is a party or is subject; (ii) any material notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement including the Mergers; (iii) any material notice or other communication from any regulatory authority (including the SEC or the NASD) in connection with the transactions contemplated by this Agreement; (iv) any event which has a Sterling Material Adverse Effect or the occurrence of an event which, so far as reasonably can be foreseen at the time of its occurrence, would result in a Sterling Material Adverse Effect; (v) any claims, actions, proceedings or investigations commenced or, to Sterling's knowledge, threatened, involving or affecting Sterling or any of its subsidiaries or any of its property or assets, or, to Sterling's knowledge, any employee, consultant, director or officer, in his or her capacity as such, of Sterling or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in a Schedule pursuant to this Agreement or which relates to the consummation of the Sterling Merger; and (vi) any event or action which if known on the date hereof (a) would have caused a representation or warranty set forth in Article 5 hereof to be untrue or incomplete or incorrect in any material respect or (b) would have been required to have been disclosed in a Schedule pursuant to this Agreement.

    9.3 Access and Information.

        (i) Sterling will give each of Actava, Orion and MITI and their respective authorized representatives (including in each case their financial advisors, accountants and legal counsel) at all reasonable times and on reasonable advance notice access to all plants, offices, warehouses and other facilities and to all contracts, agreements, commitments, books and records (including tax returns) of it and its subsidiaries (except to the extent any such agreements or contracts by their terms restrict access to third parties and the consent of the other party(ies) thereto cannot be obtained after reasonable efforts to do so), will permit Actava, Orion or MITI, as the case may be, to make such inspections as it may require and will cause its officers and those of its subsidiaries promptly to furnish Actava, Orion or MITI, as the case may be, with (a) such financial and operating data and other information with respect to the business and properties of Sterling and its subsidiaries as Actava, Orion or MITI may from time to time request, and (b) a copy of each report, schedule and other document filed or received by Sterling or any of its subsidiaries pursuant to the requirements of federal or state securities laws.

        (ii) Each of Actava, Orion and MITI will hold and will each cause its respective affiliates, employees, representatives, consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the other party hereto and its subsidiaries and affiliates furnished to Actava, Orion or MITI in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by Actava, Orion or MITI, as the case may be, or any affiliate of either of them, (b) in the public domain through no fault of any of Actava, Orion or MITI, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors or (c) later lawfully acquired from other sources unless any of Actava, Orion or MITI, as the case may be, knew such information was obtained in violation of an agreement of confidentiality) and will not release or disclose such information to any other person, except its auditors, attorneys, financial advisors, and other consultants and advisors and lending institutions (including banks) in connection with this Agreement (it being understood that such persons shall be informed by Actava, Orion or MITI, as the case may be, of the confidential nature of such information and shall be directed by Actava, Orion or MITI, as the case may be, to treat such information confidentially). If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain under judicial or administrative process or other requirements of law or through no fault of any of Actava, Orion or MITI, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors and, if requested by Sterling, each of Actava, Orion or MITI, as the case may be, will promptly destroy or return to Sterling all copies of written information furnished by Sterling or its respective affiliates, agents, representatives or advisors and all copies thereof and excerpts therefrom. If Actava, Orion or MITI shall be required to make disclosure of any such information by operation of law, Actava, Orion and MITI, as the case may be, shall give Sterling prior written notice of the making of such disclosure and shall use all reasonable efforts to afford Sterling an opportunity to contest the making of such disclosures.

    9.4 Stockholder Approval. As soon as practicable, Sterling will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (including filing with the SEC and mailing to its stockholders the Proxy Statement) for the purpose of adopting and approving this Agreement and the Sterling Merger and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby. Subject to the compliance by Actava, Orion and MITI with the material terms and conditions of this Agreement, the Board of Directors of Sterling, subject to applicable law and the fiduciary duties of loyalty and care (and also subject to the understanding that members of the Sterling Board of Directors who serve as voting trustees of the Sterling Voting Trust, shall not be required as a result of this Agreement to take any actions contrary to their fiduciary duties in their capacities as trustees), (i) will not change its recommendation to the stockholders of Sterling that they adopt and approve this Agreement and the Sterling Merger and (ii) will use its best efforts to obtain any necessary approval by its stockholders of the transactions contemplated hereby.

    9.5 Benefit Plans. Except as otherwise provided in this Agreement, no award or grant under any of Sterling's stock option plans or any other benefit plan or program shall be made without the consent of Actava, Orion and MITI; nor shall Sterling take any action or permit any action to be taken to accelerate the vesting of any options or other restricted securities previously granted pursuant to any stock option plans or other benefit plan. Sterling shall not make any material amendment to any (i) stock option plan or options outstanding thereunder, (ii) any other option or warrant agreement or other stock-based benefit plan, or
(iii) the terms of any other security convertible into or exchangeable for Sterling Common Stock without the consent of Actava, Orion and MITI.

    9.6 No Inconsistent Activities. Subject to applicable law and the fiduciary duties of loyalty and care of the Sterling Board of Directors, Sterling will not, and will direct its officers, directors and other representatives (including, without limitation, any financial advisor, attorney or accountant retained by Sterling) not to, directly or indirectly, solicit, encourage, or participate in any way in discussions or negotiations with, or provide any information, data or assistance to, any third party (other than Actava, Orion, and MITI) concerning any acquisition of shares of capital stock of Sterling or all or any significant portion of the total assets of Sterling or any material subsidiary or division of Sterling (in either case whether by merger, consolidation, purchase of assets, tender offer or otherwise). Sterling will promptly communicate to Actava, Orion and MITI in writing the terms of any proposal or contact it may receive in respect of any such transaction. Sterling agrees not to release any third party from any confidentiality or standstill agreements to which Sterling or any of its subsidiaries is a party.

    9.7 SEC and Stockholder Filings. Sterling shall send to Actava, Orion and MITI copies of all public reports and materials as and when it sends the same to its stockholders or the SEC.

    9.8 Consents, Waivers, Authorizations, etc. Sterling will use its best efforts to obtain all consents, waivers, authorizations, orders and approvals of and make all filings and registrations with, any governmental commission, board or other regulatory body or any nongovernmental third party, required for, or in connection with, the performance by it of this Agreement and the consummation by it of the transactions contemplated hereby, or as may be required in order not to accelerate, violate, breach or terminate any agreement to which Sterling or any of its subsidiaries may be subject, if the failure to obtain or make such consent, waiver, authorization, order, approval, filing or registration would have a Sterling Material Adverse Effect. Sterling will cooperate fully with each of Actava, Orion and MITI in assisting it to obtain such consents, authorizations, orders and approvals. Sterling will not take any action which could reasonably be anticipated to have the effect of delaying, impairing or impeding the receipt of any required approvals, regulatory or otherwise.

                                   ARTICLE 10
                               COVENANTS OF MITI

    MITI covenants and agrees that from and after the execution and delivery of this Agreement to the Effective Time:

    10.1 Conduct of Business of MITI. Except as expressly contemplated by this Agreement, MITI shall, and it shall use its best efforts to cause its United States subsidiaries and Joint Venture Entities to, conduct its and their businesses in the ordinary course and consistent with past practice (other than any changes made in connection with the initial audits of the Joint Venture Entities or changes made in an effort to conduct business operations more effectively), and MITI shall, and it shall use its best efforts to cause each of the United States subsidiaries and the Joint Venture Entities to, use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain, in accordance with past practice, satisfactory relationships with all persons with which it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, none of MITI, any of its United States subsidiaries nor any Operating Joint Venture Entity will, without the prior written consent of Actava, Orion and
Sterling:

        (i) amend or propose to amend its Certificate of Incorporation or By-laws (or comparable governing instruments);

        (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire any shares of, the capital stock of MITI, any United States subsidiary or any Operating Joint Venture Entity or any securities convertible into or exchangeable for shares of stock of any class of MITI, any of its United States subsidiaries or any Operating Joint Venture Entity except for (A) the issuance of shares of MITI Common Stock pursuant to the exercise of stock options or warrants or other rights or the conversion of convertible securities described on Schedule 6.2(a) and outstanding on the date hereof in accordance with their present terms or (B) issuances as contemplated by Schedule 10.1(ii);

        (iii) other than as contemplated on Schedules 6.2(a) and 6.2(b), split, combine, subdivide or reclassify any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, purchase or otherwise acquire or offer to acquire any shares of its own capital stock or any of its United States subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (iv) (a) except for (I) indebtedness which is contemplated by the MITI Budget, (II) indebtedness (including obligations in respect of capital leases) not in excess of $10,000,000 or (III) indebtedness owed or guaranteed by MITI and its United States subsidiaries to the Overseas Private Investment Corporation (the "OPIC Loan"), create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person except direct or indirect wholly-owned subsidiaries of MITI or the Joint Venture Entities, in the ordinary course of business consistent with past practice; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than (I) customary travel or business advances to employees, directors, representatives, consultants or advisors or subsidiaries made in the ordinary course of business consistent with past practice, (II) loans, advances, capital contributions to or investments in foreign entities in accordance with currently committed, budgeted capital expenditures and (III) additional capital expenditures not in excess of $10,000,000) or (d) incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary and usual course of business and consistent with past practice;

        (v) except in the ordinary course of business consistent with past practice, as may be required by local law or except for liens and other security interests granted by MITI and its United States subsidiaries to secure the OPIC Loan or in connection with the incurrence of any indebtedness by MITI which is permitted by the preceding clause (iv) hereof, sell, transfer, mortgage, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage or otherwise dispose of or encumber, any material assets or properties, real, personal or mixed;

        (vi) increase in any manner the compensation of any of its officers in excess of $100,000, except in the ordinary course of business consistent with past practice; or

        (vii) agree, commit or arrange to do any of the foregoing.

    Notwithstanding the foregoing, nothing in this Agreement shall preclude MITI, any of its United States subsidiaries or any Operating Joint Venture Entity from taking any or all of the following actions and actions incident thereto or require the consent of Actava, Orion and Sterling with respect thereto:

        (a) grants of options to acquire up to 107,000 shares of MITI Common Stock (subject to adjustment in accordance with the MITI 1994 Stock Option
    Plan) to officers, directors, employees
    and consultants of MITI in accordance with the MITI 1994 Stock Option Plan and grants of options having an exercise price at least equal to the market price on the grant date of the underlying MITI Common Stock to employees, directors, representatives, consultants or advisors of MITI or its United States subsidiaries pursuant to plans in effect on the date of this Agreement, as the same may be amended to increase the number of shares available thereunder, and consistent with past practice;

        (b) declaration and payment of dividends and other distributions to MITI or its subsidiaries by their respective subsidiaries or any of the Joint Venture Entities;

        (c) draws under and pursuant to the existing MITI credit facility or facilities listed on Schedule 10.1;

        (d) entering into severance, termination or retention agreements, and terminating any employment agreements, with its officers and key employees in the ordinary course of business and in accordance with past practice;

        (e) ministerial amendments to the Certificate or Articles of Incorporation or By-laws of MITI's United States subsidiaries not inconsistent with the terms of this Agreement; and

        (f) amendments, modifications or restatements of the Certificate or Articles of Incorporation or By-laws (or comparable governing instruments and charter documents) of the Joint Venture Entities, so long as any of the above would not have a MITI Material Adverse Effect.

    10.2 Notification of Certain Matters. MITI shall give prompt written notice to Actava, Orion and Sterling specifying in reasonable detail: (i) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default under any agreement, indenture or instrument material to the business, assets, property, condition (financial or otherwise) or the results of operations of MITI, its United States subsidiaries or any Joint Venture Entity, taken as a whole, to which MITI, any of its United States subsidiaries or any Joint Venture Entity is a party or is subject; (ii) any material notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement including the Mergers; (iii) any material notice or other communication from any regulatory authority in connection with the transactions contemplated by this Agreement; (iv) any event which has a MITI Material Adverse Effect, or the occurrence of an event which, so far as reasonably can be foreseen at the time of its occurrence, would result in any MITI Material Adverse Effect; (v) any claims, actions, proceedings or investigations commenced or, to MITI's knowledge, threatened, involving or affecting MITI, any of its United States subsidiaries or any Joint Venture Entity or any of their respective property or assets, or, to MITI's knowledge, any employee, consultant, director or officer, in his or her capacity as such, of MITI or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in a Schedule pursuant to this Agreement or which relates to the consummation of the MITI Merger; and (vi) any event or action which if known on the date hereof (a) would have caused a representation or warranty set forth in Article 6 hereof to be untrue or incomplete or incorrect in any material respect or (b) would have been required to have been disclosed in a Schedule pursuant to this Agreement.

    10.3 Access and Information.

        (i) MITI will give each of Actava, Orion and Sterling and their respective authorized representatives (including in each case their financial advisors, accountants and legal counsel) at all reasonable times and on reasonable advance notice access to all plants, offices, warehouses and other facilities and to all contracts, agreements, commitments, books and records (including tax returns) of it and its subsidiaries (except to the extent any such agreements or contracts by their terms restrict access to third parties and the consent of the other party(ies) thereto cannot be obtained after reasonable efforts to do so), will permit Actava, Orion or Sterling, as the case may be, to make such inspections as it may require and will cause its officers and those of its United States subsidiaries and will use its best efforts to cause representatives of the Joint Venture Entities promptly to furnish Actava, Orion or Sterling, as the case may be, with such financial and operating data and other information with respect to the business and properties of MITI, its United States subsidiaries and its Joint Venture Entities as Actava, Orion, or Sterling may from time to time request.

        (ii) Each of Actava, Orion and Sterling will hold and will each cause its respective affiliates, employees, representatives, consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the other party hereto and its subsidiaries and affiliates furnished to Actava, Orion or Sterling in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by Actava, Orion or Sterling, as the case may be, or any affiliate of either of them, (b) in the public domain through no fault of any of Actava, Orion or Sterling, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors or (c) later lawfully acquired from other sources unless any of Actava, Orion or Sterling, as the case may be, knew such information was obtained in violation of an agreement of confidentiality) and will not release or disclose such information to any other person, except its auditors, attorneys, financial advisors, and other consultants and advisors and lending institutions (including banks) in connection with this Agreement (it being understood that such persons shall be informed by Actava, Orion or Sterling, as the case may be, of the confidential nature of such information and shall be directed by Actava, Orion or Sterling, as the case may be, to treat such information confidentially). If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain under judicial or administrative process or other requirements of law or through no fault of any of Actava, Orion or Sterling, as the case may be, or any of their affiliates, employees, representatives, consultants or advisors and, if requested by MITI, each of Actava, Orion and Sterling, as the case may be, will promptly destroy or return to MITI all copies of written information furnished by MITI or its respective affiliates, agents, representatives or advisors and all copies thereof and excerpts therefrom. If Actava, Orion or Sterling shall be required to make disclosure of any such information by operation of law, Actava, Orion or Sterling, as the case may be, shall give MITI prior written notice of the making of such disclosure and shall use all reasonable efforts to afford MITI an opportunity to contest the making of such disclosures.

    10.4 Stockholder Approval. As soon as practicable, MITI will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting and approving this Agreement and the MITI Merger and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby unless MITI's stockholders, in lieu of such a meeting, have acted by written consent pursuant to the provisions of Section 228 of the DGCL, with respect to the foregoing in which case MITI will have no obligation hereunder to convene and hold a meeting of its stockholders. Subject to the compliance by Actava, Orion and Sterling with the material terms and conditions of this Agreement, the Board of Directors of MITI, subject to applicable law and the fiduciary duties of loyalty and care,
(i) will not change its recommendation to the stockholders of MITI that they adopt and approve this Agreement and (ii) will use its best efforts to obtain any necessary approval by its stockholders of the transactions contemplated hereby.

    10.5 Benefit Plans. Except as otherwise provided in this Agreement, no award or grant under any of MITI's stock option plans or any other benefit plan or program shall be made without the consent of Actava, Orion and Sterling; nor shall MITI take any action or permit any action to be taken to accelerate the vesting of any options or other restricted securities previously granted pursuant to any stock option plans or other benefit plan. MITI shall not make any material amendment to any (i) stock option plan or options outstanding thereunder, (ii) any other option or warrant agreement or other stock-based benefit plan, or (iii) the terms of any other security convertible into or exchangeable for MITI Common Stock without the consent of Actava, Orion and Sterling.

    10.6 No Inconsistent Activities. Subject to applicable law and the fiduciary duties of loyalty and care of the MITI Board of Directors, MITI will not, and will direct its officers, directors and other representatives (including, without limitation, any financial advisor, attorney or accountant retained by
MITI) not to, directly or indirectly, solicit, encourage, or participate in any way in discussions or negotiations with, or provide any information, data or assistance to, any third party (other than Actava, Orion and Sterling) concerning any acquisition of shares of capital stock of MITI or all or any significant portion of the total assets of MITI or any material subsidiary or division of MITI (in either case whether by merger, consolidation, purchase of assets, tender offer or otherwise). MITI will promptly communicate to Actava, Orion and Sterling in writing the terms of any proposal or contact it may receive in respect of any such transaction. MITI agrees not to release any third party from any confidentiality or standstill agreements to which MITI or any of its subsidiaries is a party.

    10.7 Stockholder Communications. MITI shall send or make available to Actava, Orion and Sterling copies of all reports and materials sent by MITI to all of its stockholders as and when it sends the same to its stockholders.

    10.8 Consents, Waivers, Authorizations, etc. MITI will use its best efforts to obtain all consents, waivers, authorizations, orders and approvals of and make all filings and registrations with, any governmental commission, board or other regulatory body or any nongovernmental third party, required for, or in connection with, the performance by it of this Agreement and the consummation by it of the transactions contemplated hereby, or as may be required in order not to accelerate, violate, breach or terminate any agreement to which MITI or any of its subsidiaries may be subject, if the failure to obtain or make such consent, waiver, authorization, order, approval, filing or registration would have a MITI Material Adverse Effect. MITI will cooperate fully with each of Actava, Orion and Sterling in assisting it to obtain such consents, authorizations, orders and approvals. MITI will not take any action which could reasonably be anticipated to have the effect of delaying, impairing or impeding the receipt of any required approvals, regulatory or otherwise.

                                   ARTICLE 11

                   COVENANTS OF EACH OF ACTAVA, OPC MERGERCO,
                    MITI MERGERCO, ORION, STERLING AND MITI

    11.1 Further Assurances. Subject to the terms and conditions herein provided, each of Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including (i) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, (ii) obtaining all governmental consents required for the consummation of the Mergers and the transactions contemplated thereby, and (iii) making and causing their stockholders, as applicable, to timely make all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, each of Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI agrees to use any and all best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to satisfy the other conditions of the closing set forth herein. Each Merging Party will consult with counsel for the other Merging Parties as to, and will permit such counsel to participate in, at such other Merging Party's expense, any lawsuits or proceedings referred to in clause (i) above brought against any Merging Party or Merging Parties but not against any or all of the other Merging Parties. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation shall take all such necessary action.

    11.2 Public Announcements. So long as this Agreement is in effect, each of Actava, Orion, Sterling and MITI shall not, and shall cause their affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Mergers or the transactions contemplated by this Agreement without the written consent of the other Merging Parties, except where such release or announcement is required by applicable law or pursuant to any listing agreement with, or the rules or regulations of the SEC or NYSE or NASD or other national securities exchange in which case each of Actava, Orion, Sterling and MITI will deliver simultaneously a copy of such release or announcement to the other Merging Parties.

    11.3 Exchange Act and Securities Act Compliance. In consummating the Mergers and the transactions contemplated hereby, each Merging Party shall comply in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder.

    11.4 Surviving Corporation Board of Directors.

        (i) Subject to the proviso contained in Section 1.5.2 hereof, it is the intention of the Merging Parties that the Surviving Corporation will obtain the necessary director and/or stockholder approvals to fix, as of the Effective Time, the number of directors constituting a full Board of Directors of the Surviving Corporation at ten and to elect initially as directors of the Surviving Corporation six individuals designated prior to the Effective Time by the then Board of Directors of Orion and four individuals designated prior to the Effective Time by the then Board of Directors of Actava. Subject to the proviso contained in Section 1.5.2 hereof, each of the Merging Parties agrees to use its best efforts to establish such a Board of Directors of the Surviving Corporation.

        (ii) In the event that (a) at the Effective Time, Triton designates one member of the Surviving Corporation's Board of Directors as provided in the proviso contained in Section 1.5.2, and (b)(x) prior to the time that the Surviving Corporation's Board of Directors nominates directors for election at the first annual meeting of stockholders of the Surviving Corporation next following the end of the Surviving Corporation's fiscal year ending December 31, 1995, Triton loses or waives its right to designate one member of the Surviving Corporation's Board of Directors and (y) the person designated at the Effective Time by Triton to the Surviving Corporation's Board of Directors resigns from the Surviving Corporation's Board of Directors, then if the conditions set forth in clauses (a) and (b) above are satisfied, each of Actava, Orion, MITI and Sterling agrees to use its best efforts to cause the Board of Directors of the Surviving Corporation, consistent with their fiduciary duties and applicable law, to increase the size of the Board of Directors of the Surviving Corporation to ten persons and to fill the two vacancies in the Surviving Corporation's Board of Directors with the two persons listed on Schedule 1.5.2(b) under the caption "Actava's Designees to the Surviving Corporation's Board of Directors," who, pursuant to Section 1.5.2 hereof, were designated by Actava to serve on the Surviving Corporation's Board of Directors but were unable to serve because Triton did not waive its rights under the Triton Stockholder Agreement, each of whom shall hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-laws of the Surviving Corporation.

        (iii) Each of Actava, Orion, MITI and Sterling agrees to use its best efforts to cause the Board of Directors of the Surviving Corporation to adopt, consistent with its fiduciary duties and applicable law, a stockholder rights plan or "poison pill," with such terms and conditions as the Surviving Corporation's Board of Directors determines.

    11.5 Listing of the Common Stock. Each of the Merging Parties shall use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause the Common Stock to be authorized for listing on the NYSE or the American Stock

Exchange Inc. ("AMEX") or to be quoted on the National Market System of the National Association of Securities Dealers, Inc. Automatic Quotations System ("NMS/NASDAQ").

    11.6 Labor Matters. Each of the Merging Parties agrees to deliver to each of the other Merging Parties any written communications which implicate the WARN Act and relate to the transactions contemplated by this Agreement provided to the employees of the Merging Parties during the period from the date hereof until the Effective Time, understanding (a) that one or more of the Merging Parties may be required by the WARN Act to give notices to some of its employees of their imminent termination, (b) that one or more of the Merging Parties may be required by applicable law to communicate with some of its employees regarding their impending termination of employment and matters connected therewith, and (c) that all of the Merging Parties have an interest in any written communications made to their respective employees concerning the matters contemplated by this Agreement.

    11.7 Refinancing of Indebtedness. Each of the Merging Parties agrees to use its best efforts and to take all necessary steps and actions to facilitate the refinancing by Orion and Actava of the Orion Senior Indebtedness (as defined in Section 15.9) and the Orion Subordinated Indebtedness (as defined in Section 15.9).

                                   ARTICLE 12
                                   CONDITIONS

    12.1 Conditions to Each Merging Party's Obligations. The respective obligations of each Merging Party to effect the Merger or Mergers to which it is a party shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

        12.1.1 Stockholder Approval.

        (i) This Agreement and the Orion Merger shall have been adopted at or prior to the Effective Time by the requisite vote of the stockholders of Actava and Orion in accordance with applicable law;

        (ii) This Agreement and the Sterling Merger shall have been adopted at or prior to the Effective Time by the requisite vote of the stockholders of Actava and Sterling in accordance with applicable law; and

        (iii) This Agreement and the MITI Merger shall have been adopted at or prior to the Effective Time by the requisite vote of the stockholders of Actava and MITI in accordance with applicable law and the terms of that certain Stockholders Agreement, dated as of August 15, 1994, among MITI and its stockholders (the "MITI Stockholders Agreement").

        12.1.2 Consummation of the Mergers. Each of the Mergers shall have been concurrently consummated.

        12.1.3 No Injunction. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or prevents the consummation of any of the Mergers and which has not been stayed or vacated by the Effective Time. Actava, Orion, Sterling and MITI shall use their best efforts and shall cooperate with each other to have any such order, statute, rule, regulation, executive order, stay, decree, judgment or injunction vacated or stayed.

        12.1.4 HSR Act. Any waiting period applicable to each of the Mergers under the HSR Act shall have expired or earlier termination thereof shall have been granted.

        12.1.5 Required Consents. Any required consents or approvals of any person to the Mergers or the transactions contemplated hereby shall have been obtained and be in full force and effect, except for those the failure of which to obtain will not have a material adverse effect on the business, assets, properties, prospects, condition (financial or otherwise) or the results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

        12.1.6 Effective Form S-4. The Form S-4 shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

        12.1.7 Appraisal Rights. There shall not have been either (i) Sterling Dissenting Shares in excess of 25% of the Sterling Common Stock entitled to vote at the meeting of Sterling stockholders held to vote on this Agreement and the transactions contemplated hereby or (ii) MITI Dissenting Shares in excess of 25% of the MITI Common Stock entitled to vote at the meeting, if any, of MITI stockholders, or the action taken by consent pursuant to the provisions of Section 228 of the DGCL held or undertaken to vote on this Agreement and the transactions contemplated hereby.

    12.2 Conditions to Obligations of Actava. The obligation of Actava to effect the Mergers shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Actava:

        12.2.1 Obligations Performed. Each of Orion, Sterling and MITI shall have performed and complied with in all material respects its obligations, agreements and covenants under this Agreement which are required to be performed or complied with by it at or prior to the Effective Time.

        12.2.2 Representations and Warranties. As of the Effective Time as if made as of the Effective Time, each of the representations and warranties contained in (i) Article 4 or Article 4A of this Agreement which are modified by "materiality" or an "Orion Material Adverse Effect" (an "Orion Modified Representation"), (ii) Article 5 or Article 5A of this Agreement which are modified by "materiality" or a "Sterling Material Adverse Effect" (a "Sterling Modified Representation") and (iii) Article 6 or Article 6A of this Agreement which are modified by "materiality" or a "MITI Material Adverse Effect" (a "MITI Modified Representation") shall be true and correct in all respects and each representation and warranty contained in (x)
    Article 4 or Article 4A which is not so modified (an "Orion Non-Modified Representation"), (y) Article 5 or Article 5A which is not so modified (a "Sterling Non-Modified Representation") and (z) Article 6 or Article 6A which is not so modified (a "MITI Non-Modified Representation") shall be true and correct in all material respects (except in each case for such changes that are caused by Orion's, Sterling's or MITI's compliance, as the case may be, with the terms of this Agreement or are contemplated hereby).

        12.2.3 Certificates Delivered. Each of Orion, Sterling and MITI shall have delivered to Actava a certificate executed on its behalf by its President or another authorized executive officer in their corporate capacity to the effect that the conditions set forth in subsections 12.2.1 and 12.2.2 as such conditions apply to such officer's company have been satisfied.

        12.2.4 No Material Adverse Change. There shall not have occurred since April 12, 1995 any material adverse change in the business, assets, prospects, condition (financial or otherwise) and the results of operations of any of (i) Orion and its subsidiaries, taken as a whole, (ii) Sterling and

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    its consolidated subsidiaries, taken as a whole or (iii) MITI, its United
    States subsidiaries and Operating Joint Venture Entities, taken as a whole (except in each such case for such changes that are caused by compliance with the terms of this Agreement and are contemplated hereby).

        12.2.5 Actava Stock Price. The Average Closing Price shall not be less than $8.25 (subject to appropriate upward or downward adjustment in the event of a stock split, stock dividend or recapitalization or other similar event applicable to shares of Common Stock prior to the Determination Date).

        12.2.6 Opinions of Counsel. Actava shall have received an opinion of (i) Paul, Weiss, Rifkind, Wharton and Garrison, counsel to Orion, substantially in the form of Exhibit D hereto (the "Paul Weiss Opinion"), (ii) Robinson Brog Leinwand Greene Genovese & Gluck, P.C., counsel to Sterling, substantially in the form of Exhibit E hereto (the "Robinson Brog Opinion") and (iii) Rubin Baum Levin Constant & Friedman, counsel to MITI, substantially in the form of Exhibit F hereto (the "Rubin Baum Opinion") and
    (iv) an opinion of Long, Aldridge & Norman, counsel to Actava, substantially to the effect that no gain or loss will be recognized for federal income tax purposes by the Actava Stockholders as a result of the Mergers.

        12.2.7 Fairness Opinion. The opinion of First Boston, dated as of the date of the Proxy Statement, that as of such date the Orion Exchange Ratio, the Sterling Exchange Ratio and the MITI Exchange Ratio, taken as a whole, are fair from a financial point of view to the stockholders of Actava, shall have not been withdrawn, amended or modified.

        12.2.8 Listing. The shares of Common Stock shall have been accepted for listing on the NYSE or the AMEX or accepted for quotation on the NMS/NASDAQ.

        12.2.9 Refinancing of Orion Senior Indebtedness. The Orion Senior Indebtedness shall have been refinanced on terms reasonably satisfactory to Actava.

        12.2.10 Refinancing of Orion Subordinated Indebtedness. The Orion Subordinated Indebtedness shall have been refinanced on terms reasonably satisfactory to Actava.

        12.2.11 FIRPTA Certificate. Actava shall have received a certificate of an executive officer of each of Orion, Sterling and MITI, sworn to under penalty of perjury, setting forth the name, address and Federal tax identification number of Orion, Sterling or MITI, as the case may be, and stating that no interest in Orion, Sterling or MITI, as the case may be, constitutes a "United States real property interest" within the meaning of
    Section 897(c)(1) of the Code. If, on or before the Effective Time, Actava shall not have received any such certificate, Actava may withhold from the Common Stock payable at the Effective Time to the stockholders of the company with respect to which such certificate was not received such amounts as may be required to be withheld therefrom under Section 1445 of the Code.

    12.3 Conditions to Obligations of Orion. The obligations of Orion to effect the Orion Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Orion:

        12.3.1 Obligations Performed. Each of Actava, OPC Mergerco, MITI Mergerco, Sterling and MITI shall have performed and complied with in all material respects its obligations, agreements and covenants under this Agreement which are required to be performed or complied with by it at or prior to the Effective Time.

        12.3.2 Representations and Warranties. As of the Effective Time as if made as of the Effective Time, each of (i) the representations and warranties contained in Article 3, Article 3A or

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    Article 3B of this Agreement which are modified by "materiality" or an
    "Actava Material Adverse Effect" (an "Actava Modified Representation"), (ii) the Sterling Modified Representations and (iii) the MITI Modified Representations shall be true and correct in all respects and each representation and warranty contained in (x) Article 3, Article 3A or
    Article 3B which is not so modified (an "Actava Non-Modified Representation"), (y) each Sterling Non-Modified Representation and (z) each MITI Non-Modified Representation shall be true and correct in all material respects (except in each case for such changes that are caused by Actava's, Sterling's or MITI's compliance, as the case may be, with the terms of this Agreement or are contemplated hereby).

        12.3.3 Certificate. Each of Actava, Sterling and MITI shall have delivered to Orion a certificate executed on its behalf by its President or another duly authorized executive officer in their corporate capacity to the effect that the conditions set forth in subsections 12.3.1 and 12.3.2 as such conditions apply to such officer's company have been satisfied.

        12.3.4 No Material Adverse Change. There shall not have occurred since April 12, 1995 any material adverse change in the business, assets, prospects, condition (financial or otherwise) or the results of operations of (i) Actava, Roadmaster and their respective subsidiaries, taken as a whole, (ii) Sterling and its consolidated subsidiaries, taken as a whole or
    (iii) MITI, its United States subsidiaries and Operating Joint Venture Entities, taken as a whole (except, in each such case, for such changes that are caused by compliance with the terms of this Agreement and are contemplated hereby).

        12.3.5 Opinions of Counsel. Orion shall have received (i) the opinion of Long, Aldridge & Norman substantially in the form of Exhibit G hereto (the "Long Aldridge Opinion"), (ii) the Robinson Brog Opinion and (iii) the Rubin Baum Opinion and (iv) an opinion of Paul, Weiss, Rifkind, Wharton & Garrison, substantially to the effect that the Orion Merger will be treated for federal income tax purposes as a reorganization within the meaning of
    Section 368(a) of the Code.

        12.3.6 Fairness Opinion. The opinion of Alex. Brown, dated as of the date of the Proxy Statement, that the value of the consideration to be paid to the stockholders of Orion in the Orion Merger is fair from a financial point of view to the stockholders of Orion, shall have not been withdrawn, amended or modified.

        12.3.7 Refinancing of Orion Senior Indebtedness. The Orion Senior Indebtedness shall have been refinanced on terms reasonably satisfactory to Orion.

        12.3.8 Refinancing of Orion Subordinated Indebtedness. The Orion Subordinated Indebtedness shall have been refinanced on terms reasonably satisfactory to Orion.

        12.3.9 Refinancing of Other Indebtedness. The Other Indebtedness (as defined in Section 15.9) shall have been refinanced or repaid in full.

        12.3.10 Refinancing or Contribution of MetProductions Indebtedness and MII Indebtedness. The MetProductions Indebtedness and the MII Indebtedness shall have been refinanced or repaid in full or MetProductions Inc., a Delaware corporation ("MetProductions"), or Met International, Inc., a Delaware corporation ("Met International"), shall, at Orion's option, contribute, assign or convey to the Surviving Corporation the MetProductions Indebtedness and/or the MII Indebtedness, as the case may be, in exchange for shares of Common Stock as provided for in the Contribution Agreement.

        12.3.11 Ancillary Agreements; Shelf Registration Statement. Orion shall have received a fully executed copy of the Contribution Agreement and the Shelf Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Shelf

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    Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

    12.4 Conditions to Obligations of Sterling. The obligation of Sterling to effect the Sterling Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Sterling:

        12.4.1 Obligations Performed. Each of Actava, OPC Mergerco, MITI Mergerco, Orion and MITI shall have performed and complied with in all material respects its obligations, agreements and covenants under this Agreement which are required to be performed or complied with by it at or prior to the Effective Time.

        12.4.2 Representations and Warranties. As of the Effective Time as if made as of the Effective Time, each of the Actava Modified Representations, the Orion Modified Representations and the MITI Modified Representations shall be true and correct in all respects and each Actava Non-Modified Representation, each Orion Non-Modified Representation and each MITI Non-Modified Representation shall be true and correct in all material respects (except in each case for such changes that are caused by Actava's, Orion's or MITI's compliance, as the case may be, with the terms of this Agreement or are contemplated hereby).

        12.4.3 Certificates Delivered. Each of Actava, Orion and MITI shall have delivered to Sterling a certificate executed on its behalf by its President or another authorized executive officer in their corporate capacity to the effect that the conditions set forth in subsections 12.4.1 and 12.4.2 as such conditions apply to such officer's company have been satisfied.

        12.4.4 No Material Adverse Change. There shall not have occurred since April 12, 1995 any material adverse change in the business, assets, prospects, condition (financial or otherwise) or the results of operations of (i) Actava, Roadmaster or Orion and their respective subsidiaries, taken as a whole, respectively or (ii) MITI, its United States subsidiaries and Operating Joint Venture Entities, taken as a whole (except, in each such case, for such changes that are caused by compliance with the terms of this Agreement and are contemplated hereby).

        12.4.5 Opinions of Counsel. Sterling shall have received the Long Aldridge Opinion, the Paul Weiss Opinion and the Rubin Baum Opinion and an opinion of Robinson Brog Leinwand Greene Genovese & Gluck P.C. substantially to the effect that the Sterling Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

        12.4.6 Fairness Opinion. The opinion of Houlihan Lokey, dated as of the date of the Proxy Statement, that the value of the consideration to be paid to the stockholders of Sterling in the Sterling Merger is fair from a financial point of view to the stockholders of Sterling, shall have not been withdrawn, amended or modified.

    12.5 Conditions to Obligations of MITI. The obligation of MITI to effect the MITI Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by MITI.

        12.5.1 Obligations Performed. Each of Actava, OPC Mergerco, MITI Mergerco, Orion and Sterling shall have performed and complied with in all material respects its obligations, agreements and covenants under this Agreement which are required to be performed or complied with by it at or prior to the Effective Time.

        12.5.2 Representations and Warranties. As of the Effective Time as if made as of the Effective Time, each of the Actava Modified Representations, the Orion Modified Representations and the Sterling Modified Representations shall be true and correct in all respects and each of the Actava Non-Modified Representations, the Orion Non-Modified Representations and the Sterling Non-Modified Representations shall be true and correct in all material respects (except in each case for such changes that are caused by Actava's, Orion's or MITI's compliance, as the case may be, with the terms of this Agreement or are contemplated hereby).

        12.5.3 Certificates Delivered. Each of Actava, Orion and Sterling shall have delivered to MITI a certificate executed on its behalf by its President or another authorized executive officer in their corporate capacity to the effect that the conditions set forth in subsections 12.5.1 and 12.5.2 as such conditions apply to such officer's company have been satisfied.

        12.5.4 No Material Adverse Change. There shall not have occurred since April 12, 1995 any material adverse change in the business, assets, prospects, condition (financial or otherwise) or the results of operation of
    (i) Actava, Roadmaster and their respective subsidiaries, taken as a whole,
    (ii) Orion and its respective subsidiaries, taken as a whole or (iii) Sterling and its consolidated subsidiaries, taken as a whole (except, in each such case, for such changes that are caused by compliance with the terms of this Agreement and are contemplated hereby).

        12.5.5 Opinions of Counsel. MITI shall have received the Long Aldridge Opinion, the Paul Weiss Opinion and the Robinson Brog Opinion and an opinion of Rubin Baum Levin Constant and Friedman, substantially to the effect that the MITI Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

        12.5.6 Fairness Opinion. The opinion of GKMC, dated as of the date of the Proxy Statement, that the value of the consideration to be paid to the stockholders of MITI in the MITI Merger is fair from a financial point of view to the stockholders of MITI, shall not have been amended, withdrawn or modified.

        12.5.7 Listing. The shares of Common Stock shall have been accepted for listing on the NYSE or the AMEX or accepted for quotation on the NMS/NASDAQ.

                                   ARTICLE 13
                                    CLOSING

    13.1 Time and Place. The closing of the Mergers (the "Closing") shall take place as soon as practicable after each of the conditions set forth in Article 12 have been satisfied or waived by the party or parties entitled to the benefit of such conditions at 10:00 a.m. at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064; or at such time and place as the Merging Parties mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

    13.2 Filing of Certificates of Merger, Etc. At the Closing, (i) Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI shall cause the Orion Certificate of Merger, the Sterling Certificate of Merger and the MITI Certificate of Merger to be executed and filed with the Secretary of State of Delaware as provided in the DGCL and (ii) Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Mergers to become effective.

        12.5.7 Listing. The shares of Common Stock shall have been accepted for listing on the NYSE or the AMEX or accepted for quotation on the NMS/NASDAQ.

                                   ARTICLE 13
                                    CLOSING

    13.1 Time and Place. The closing of the Mergers (the "Closing") shall take place as soon as practicable after each of the conditions set forth in Article 12 have been satisfied or waived by the party or parties entitled to the benefit of such conditions at 10:00 a.m. at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064; or at such time and place as the Merging Parties mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

    13.2 Filing of Certificates of Merger, Etc. At the Closing, (i) Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI shall cause the Orion Certificate of Merger, the Sterling Certificate of Merger and the MITI Certificate of Merger to be executed and filed with the Secretary of State of Delaware as provided in the DGCL and (ii) Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Mergers to become effective.

                                   ARTICLE 14
                          TERMINATION AND ABANDONMENT

    14.1 Termination. This Agreement may be terminated and the Mergers contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of Actava, Orion, Sterling and MITI:

        (i) by a majority of the members of each of the Boards of Directors of Actava, Orion, Sterling and MITI;

        (ii) by any of Actava, Orion, Sterling or MITI if the Mergers shall not have been consummated on or before December 31, 1995 (or such later date as may be agreed to by Actava, Orion, Sterling or MITI); provided, that, none of Actava, Orion, Sterling or MITI may terminate this Agreement under this
    Section 14.1(ii) if the failure has been caused by such party's material breach or default of its obligations under this Agreement;

        (iii) by Actava, Orion or Sterling if (x) there are any inaccuracies, misrepresentations or breaches of any MITI Modified Representations, (y) there are any material inaccuracies, misrepresentations or breaches of any MITI Non-Modified Representations or (z) MITI has breached or failed to perform any of its material obligations, covenants or agreements contained herein as to which written notice has been given to MITI and MITI has failed to cure or otherwise resolve the same to the reasonable satisfaction of Actava, Orion and Sterling within 30 days after receipt of such notice;

        (iv) by Actava, Orion or MITI if (x) there are any inaccuracies, misrepresentations or breaches of any Sterling Modified Representations, (y) there are any material inaccuracies, misrepresentations or breaches of any Sterling Non-Modified Representations or (z) Sterling has breached or failed to perform any of its material obligations, covenants or agreements contained herein as to which written notice has been given to Sterling and Sterling has failed to cure or otherwise resolve the same to the reasonable satisfaction of Actava, Orion and MITI within 30 days after receipt of such notice;

        (v) by Actava, Sterling or MITI if (x) there are any inaccuracies, misrepresentations or breaches of any Orion Modified Representations, (y) there are any material inaccuracies, misrepresentations or breaches of any Orion Non-Modified Representations or (z) Orion has breached or failed to perform any of its material obligations, covenants or agreements contained herein as to which written notice has been given to Orion and Orion has failed to cure or otherwise resolve the same to the reasonable satisfaction of Actava, Sterling and MITI within 30 days after receipt of such notice;

        (vi) by Orion, Sterling or MITI if (x) there are any inaccuracies, misrepresentations or breaches of any Actava Modified Representations, (y) there are any material inaccuracies, misrepresentations or breaches of any Actava Non-Modified Representations or (z) Actava has breached or failed to perform any of its material obligations, covenants or agreements contained herein as to which written notice has been given to Actava and Actava has failed to cure or otherwise resolve the same to the reasonable satisfaction of Orion, Sterling and MITI within 30 days after receipt of such notice; or

        (vii) by Actava, Orion, Sterling or MITI if a court of competent jurisdiction or other governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any of the Mergers and such order, decree, ruling or other action shall have become final and nonappealable.

    14.2 Procedure and Effect of Termination. In the event of termination and abandonment of any of the Mergers by Actava, Orion, Sterling or MITI pursuant to
Section 14.1, written notice thereof shall forthwith be given to each of the other parties hereto and this Agreement shall terminate and the Mergers shall be abandoned without further action by any of the parties hereto. If this Agreement is terminated as provided herein no party hereto shall have any liability or further obligation to any other party under the terms of this Agreement except for a willful breach, violation or default by any party hereto of any provision of this Agreement and except as stated in Sections 7.3(ii), 8.3(ii), 9.3(ii), 10.3(ii) and 15.6.

                                   ARTICLE 15
                                 MISCELLANEOUS

    15.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by a written instrument among Actava, Orion, Sterling and MITI, at any time prior to the Effective Time with respect to any of the terms contained herein.

    15.2 Waiver of Compliance; Consents. Any failure of any Merging Party to comply with any obligation, covenant, agreement or condition contained herein may be waived by the other Merging Parties, only by a written instrument signed by the Merging Party or Merging Parties granting such waiver, but such waiver with or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure by any Merging Party to comply with any obligation, agreement or condition contained herein. Whenever this Agreement requires or permits consent by or on behalf of any Merging Party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 15.2.

    15.3 Survival of Representations and Warranties. The respective representations and warranties of Actava, OPC Mergerco, MITI Mergerco, Orion, Sterling and MITI contained herein or in any certificates or other documents delivered prior to or at the Closing by such parties pursuant to the terms of this Agreement shall survive the execution and delivery of this Agreement but shall terminate upon the consummation of the Mergers.

    15.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice).

    (i)  if to Actava, OPC Mergerco or MITI Mergerco, to:

                                The Actava Group Inc.
                                945 East Paces Ferry Road,
                                Suite 2210
                                Atlanta, Georgia 30326
                                Attention: John D. Phillips
                                Telecopy: (404) 233-6865

        with a copy to:

                                Long, Aldridge & Norman
                                One Peachtree Center, Suite 5300
                                303 Peachtree Street
                                Atlanta, Georgia 30308
                                Attention: Clay C. Long, Esq.
                                Telecopy: (404) 527-4198

    (ii)  if to Orion, to:

                                Orion Pictures Corporation
                                1888 Century Park East
                                Los Angeles, California 90067
                                Attention: Leonard White
                                Telecopy: (310) 282-9902

        with a copy to:

                                Paul, Weiss, Rifkind, Wharton & Garrison
                                1285 Avenue of the Americas
                                New York, New York 10019-6064
                                Attention: James M. Dubin, Esq.
                                Telecopy: (212) 757-3990

    (iii) if to Sterling, to:

                                MCEG Sterling Incorporated
                                1888 Century Park East
                                Suite 1777
                                Los Angeles, California 90067-1721
                                Attention: John Hyde
                                Telecopy: (310) 282-8303

        with a copy to:

                                Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
                                1345 Avenue of the Americas
                                New York, New York 10105-0143
                                Attention: Avron I. Brog, Esq.
                                Telecopy: (212) 956-2164

       and

    (iv) if to MITI, to:

                                Metromedia International Telecommunications,
                                Inc.
                                41 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                Attention: Richard J. Sherwin
                                Telecopy: (203) 862-9225

        with a copy to:

                                Rubin Baum Levin Constant & Friedman
                                30 Rockefeller Plaza
                                New York, New York 10112
                                Attention: Barry A. Adelman, Esq.
                                Telecopy: (212) 698-7825

    15.5 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors (including but not limited to the Sterling Corporation) and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto. This Agreement is not intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

    15.6 Expenses. If the Mergers are not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, subject to the rights of such party contemplated under Section 14.2 with respect to a willful breach, violation or default by another party hereto.

    15.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

    15.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    15.9 Interpretation; Definitions. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement,

        (i) the term "person" means and includes an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof;

        (ii) the term "affiliate," with respect to any person, shall mean and include any person directly or indirectly controlling, controlled by or under common control with such person;

        (iii) the term "Actava Material Adverse Effect" means a material adverse effect on the business, assets, prospects, condition (financial or otherwise) or the results of operation of Actava and its subsidiaries, taken as a whole;

        (iv) the term "Orion Material Adverse Effect" means a material adverse effect on the business, assets, prospects, condition (financial or otherwise) or the results of operation of Orion and its subsidiaries, taken as a whole;

        (v) the term "Sterling Material Adverse Effect" means a material adverse effect on the business, assets, prospects, condition (financial or otherwise) or the results of operation of Sterling and its consolidated subsidiaries, taken as a whole;

        (vi) the term "MITI Material Adverse Effect" means a material adverse effect on the business, assets, prospects, condition (financial or otherwise) or the results of operation of MITI, its United States subsidiaries and the Operating Joint Venture Entities, taken as a whole;

        (vii) the "Orion Exchange Ratio," if the Average Closing Price is greater than or equal to $10.50, shall be equal to a fraction, the numerator of which is 11,428,572 and the denominator of which is the number of shares of Orion Common Stock outstanding on the business day immediately preceding the Determination Date; provided, that, if the Average Closing Price is less than $10.50, the Orion Exchange Ratio shall instead have the meaning set forth in and shall be determined in accordance with Schedule 15.9(viii);

        (viii) the "MITI Exchange Ratio," if the Average Closing Price is greater than or equal to $10.50, shall be equal to a fraction, the numerator of which is 9,523,810 and the denominator of which is the number of shares of MITI Common Stock outstanding on the business day immediately preceding the Determination Date; provided, that, if the Average Closing Price is less than $10.50, the MITI Exchange Ratio shall instead have the meaning set forth in and shall be determined in accordance with Schedule 15.9(ix);

        (ix) the "Sterling Exchange Ratio," if the Average Closing Price is greater than or equal to $10.50, but less than or equal to $14.875, shall be equal to a fraction, the numerator of which is 571,428 and the denominator of which is the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date; provided, that, if the Average Closing Price is less than $10.50, the Sterling Exchange Ratio shall instead have the meaning set forth in and shall be determined in accordance with Schedule 15.9(x)(a); provided, further, that if the Average Closing Price is greater than $14.875, the Sterling Exchange Ratio shall instead have the meaning set forth in and shall be determined in accordance with Schedule 15.9(x)(b);

        (x) the term "Orion Senior Indebtedness" means (a) Orion's indebtedness to Chemical Bank, as Agent and the banks (the "Banks") parties to the Third Amended and Restated Credit Agreement, dated as of October 20, 1992 among Orion, the Agent and the Banks (the "Credit Agreement") and (b) its indebtedness to Sony Pictures Entertainment Inc. ("Sony") pursuant to that certain letter agreement between Orion and Sony attached as Exhibit F to Orion's Disclosure Statement for its Modified Third Amended Joint Consolidated Plan of Reorganization (the "Sony Letter");

        (xi) the term "Orion Subordinated Indebtedness" means Orion's Talent Notes due 1999, Orion's Creditor Notes due 1999 and Orion's 10% Subordinated Debentures due 2001;

        (xii) the term "Restricted Subsidiary" shall have the meaning assigned thereto in the Credit Agreement;

        (xiii) the term "Other Indebtedness" means (a) all outstanding Bank Reimbursable Amounts (as defined in the Reimbursement Agreement, dated as of October 20, 1992 (the "Reimbursement Agreement") between Orion and Metromedia Company), (b) all outstanding Sony Reimbursable Amounts (as defined in the Reimbursement Agreement) payable to Metromedia Company, (c) all amounts owed to Metromedia Company by Sterling and its subsidiaries and
    (d) all amounts owed by MITI to Metromedia Company (other than the MII Indebtedness), plus in the case of (a), (b), (c) and (d) above, all accrued, but unpaid interest thereon;

        (xiv) the term "MII Indebtedness" means all of the indebtedness of MII to Met International at the Effective Time, plus all accrued, but unpaid interest thereon;

        (xv) the term "MetProductions Indebtedness" means the amounts described in Section 4.28, any other indebtedness of Orion and its subsidiaries to MetProductions incurred prior to the Effective Time in accordance with this Agreement and all accrued and unpaid interest on such amounts;

        (xvi) the term "subsidiary" of any specified person means any corporation 50 percent or more of the outstanding voting power of which, or any partnership, joint venture or other entity 50 percent or more of the total equity interest of which, is directly or indirectly owned by such specified person. For purposes of this Agreement, all references to "subsidiaries" of a person shall be deemed to mean "subsidiary" if such person has only one subsidiary.

        (xvii) the term "Sterling Voting Trust" shall mean the trust created by the Voting Trust Agreement dated March 30, 1992 by and among Sterling, the voting trustees specified therein and the Liquidation Estate.

    15.10 Entire Agreement. This Agreement and the documents or instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, agreements, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

    IN WITNESS WHEREOF, Actava, Orion, Sterling, MITI, OPC Mergerco and MITI Mergerco have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                          THE ACTAVA GROUP INC.

                                          By:  /s/ JOHN D. PHILLIPS
                                              ..................................
                                              Name: John D. Phillips
                                             Title: President and
                                                Chief Executive Officer

                                          ORION PICTURES CORPORATION

                                          By:    /s/ LEONARD WHITE
                                              ..................................
                                              Name: Leonard White
                                             Title: President and
                                                Chief Executive Officer

                                          MCEG STERLING INCORPORATED

                                          By:  /s/ ANN K. JACOBUS
                                              ..................................
                                              Name: Ann K. Jacobus
                                             Title: Executive Vice President

                                          METROMEDIA INTERNATIONAL
                                          TELECOMMUNICATIONS, INC.

                                          By:    /s/ RICHARD J. SHERWIN
                                              ..................................
                                              Name: Richard J. Sherwin
                                             Title: Co-President

                                          OPC MERGER CORP.

                                          By:  /s/ JOHN D. PHILLIPS
                                              ..................................
                                              Name: John D. Phillips
                                             Title: President

                                          MITI MERGER CORP.

                                          By:  /s/ JOHN D. PHILLIPS
                                              ..................................
                                              Name: John D. Phillips
                                             Title: President

                                                               SCHEDULE 1.5.2(A)

                                   DIRECTORS

                            ORION'S DESIGNEES TO THE
                   SURVIVING CORPORATION'S BOARD OF DIRECTORS

                                  John W. Kluge
                                  Stuart Subotnick
                                  Silvia Kessel
                                  Richard J. Sherwin
                                  Arnold L. Wadler
                                  Leonard White

                           ACTAVA'S DESIGNEES TO THE
                   SURVIVING CORPORATION'S BOARD OF DIRECTORS

                                  John D. Phillips
                                  Carl E. Sanders
                                  John P. Imlay
                                  Clark A. Johnson

                                                               SCHEDULE 1.5.2(B)

                                   DIRECTORS

                            ORION'S DESIGNEES TO THE
                   SURVIVING CORPORATION'S BOARD OF DIRECTORS

                                  John W. Kluge
                                  Stuart Subotnick
                                  Silvia Kessel
                                  Richard J. Sherwin
                                  Arnold L. Wadler
                                  Leonard White

                           ACTAVA'S DESIGNEES TO THE
                   SURVIVING CORPORATION'S BOARD OF DIRECTORS

                                  John D. Phillips
                                  and one of Carl E. Sanders,
                                    John P. Imlay
                                    and Clark A. Johnson

                            TRITON'S DESIGNEE TO THE
                   SURVIVING CORPORATION'S BOARD OF DIRECTORS

                                  Richard Nevins

                                                             SCHEDULE 15.9(VIII)

                              ORION EXCHANGE RATIO

    If the Average Closing Price is less than $10.50, the Orion Exchange Ratio shall be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of Orion Common Stock outstanding on the business day immediately preceding the Determination Date:

                   120,000,000 = "Y" x Average Closing Price

                                                               SCHEDULE 15.9(IX)

                              MITI EXCHANGE RATIO

    If the Average Closing Price is less than $10.50, the MITI Exchange Ratio shall be determined by solving for "Y" in the following formula and dividing "Y" by the number of shares of MITI Common Stock outstanding on the business day immediately preceding the Determination Date:

                   100,000,000 = "Y" x Average Closing Price

                                                             SCHEDULE 15.9(X)(A)

                     ADJUSTMENT TO STERLING EXCHANGE RATIO

    If the Average Closing Price is less than $10.50, the Sterling Exchange Ratio shall be determined by solving for "Y" in the following formula and then dividing "Y" by the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date:

                    6,000,000 = "Y" x Average Closing Price

                                                             SCHEDULE 15.9(X)(B)

                     ADJUSTMENT TO STERLING EXCHANGE RATIO

    If the Average Closing Price is greater than $14.875, the Sterling Exchange Ratio shall be determined by solving for "Y" in the following formula and then dividing "Y" by the number of shares of Sterling Common Stock outstanding on the business day immediately preceding the Determination Date:

                    8,500,000 = "Y" x Average Closing Price

                                                           Appendix B



                             CS FIRST BOSTON


                                   September 28, 1995



Board of Directors
The Actava Group Inc.
Suite 2210 Resurgens Plaza
945 E. Paces Ferry Road
Atlanta, Georgia 30326

Dear Sirs:

          You have asked us to advise you with respect to the fairness to the stockholders of The Actava Group Inc., a Delaware corporation (the "Company"), from a financial point of view, of the Exchange Ratio (as hereinafter defined), taken as a whole, contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of September 27, 1995 (the "Merger Agreement"), among the Company, Orion Pictures Corporation, a Delaware corporation ("Orion"), MCEG Sterling Incorporated, a Delaware corporation ("Sterling"), Metromedia International Telecommunications, Inc., a Delaware corporation ("MITI"), OPC Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company ("OPC Merger Co.") and MITI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company ("MITI Merger Co.", and together with the Company, Orion, Sterling, MITI and OPC Merger Co., sometimes referred to herein as the "Merging Parties"). As more fully described in the Merger Agreement,
(i)(a) Orion will be merged with and into OPC Merger Co., (b) Sterling will be merged with and into the Company, (c) MITI will be merged with and into MITI Merger Co. (collectively, the "Merger") and (d) the Company, as the surviving corporation of the Merger, will be renamed Metromedia International Group, Inc. ("MIGI") and (ii) (a) each outstanding share of common stock, par value $1.00 per share, of the surviving corporation of the Merger (the "MIGI Common Stock") will remain outstanding, (b) each outstanding share of the common stock, par value $0.25 per share, of Orion will be converted into the right to receive that number of shares of MIGI Common Stock equal to the Orion Exchange Ratio (as defined in the Merger Agreement), (c) each outstanding share of common stock, par value $.001 per share, of Sterling will be converted into the right to receive that number of shares of MIGI Common Stock equal to the Sterling Exchange Ratio (as defined in the Merger Agreement) and (d) each outstanding share of common stock, par value of $.001 per share, of MITI will be converted into the right to receive that number of shares of MIGI Common Stock equal to the MITI Exchange Ratio (as defined in the Merger Agreement). The Orion Exchange Ratio, Sterling Exchange Ratio and MITI Exchange Ratio are collectively referred to herein as the "Exchange Ratio."

          In arriving at our opinion, we have reviewed the Merger Agreement, the Joint Proxy Statement/Prospectus dated September 28, 1995 of the Merging Parties (the "Proxy Statement/Prospectus") and certain publicly available business and financial information relating to the Merging Parties. We have also reviewed certain other information, including financial forecasts, provided to us by the Merging Parties, and have met with the Merging Parties' respective managements to discuss the respective business and prospects of each of the Merging Parties.

          We have also considered certain financial and stock market data of the Merging Parties, and we have compared that data with similar data for publicly held companies in businesses similar to those of the Merging Parties, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We have held discussions with the respective managements of the Merging Parties concerning certain strategic and operating benefits anticipated from the Merger. We have also held discussions with the Company's management regarding the proposed terms of certain financing arrangements relating to the Merger and described in the Proxy Statement/ Prospectus. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

          We have assumed, with your permission, that MITI has obtained all material governmental permits and authorizations for the conduct of its existing operations in Eastern Europe and Russia, and that such permits and authorizations are valid and enforceable. Although we have made no independent investigation with respect to such permits and authorizations, have assumed no responsibility with respect to the existence, validity and enforceability thereof and have relied upon management of the Company, management of MITI and their respective representatives with respect to all such matters, nothing has come to our attention during the course of our engagement that caused us to believe that the foregoing assumptions are unreasonable. With respect to MITI's pre-operational and prospective operations, we have considered, based upon discussions with management of the Company, management of MITI and their respective representatives, the risks of obtaining all material governmental permits and authorizations, and the risks with respect to the validity and enforceability thereof. We have also considered, based upon discussions with management of the Company, management of MITI and their respective representatives, the risk of the loss by MITI of its right to conduct its operations, either through the loss of permits or authorizations or through some other form of expropriation of its businesses or assets. The opinion expressed herein is being rendered during a period of volatility in Eastern Europe and Russia, and there can be no assurance that the analysis of any such risks will be accurate. This opinion is also necessarily subject to the absence of further material developments with respect to the financial, economic, monetary, political, market and other conditions in Eastern Europe and Russia from those prevailing on the date hereof.

          In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete, accurate and fair in all respects. With respect to the financial forecasts and other data reviewed by us, we have assumed with your permission that such forecasts and other data have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Merging Parties' respective managements as to the future financial performance of the Merging Parties and the strategic and operating benefits anticipated from the Merger. We have been informed by the management of Orion that fundamental assumptions inherent in such management's projections for Orion include (i) management's plan to renew Orion's production and development of motion pictures, an activity in which Orion is currently substantially restricted in pursuing under the existing provisions of certain agreements to which Orion is a party and (ii) the termination of provisions in certain agreements to which Orion is a party which require Orion to deposit and distribute its net cash flow in a specified manner. The termination of these existing provisions is a condition to consummation of the Merger, and we have assumed with your permission that such provisions will no longer be in effect following the Merger. We have also assumed with your permission that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of any of the Merging Parties, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, monetary, political, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the MIGI Common Stock actually will be, or the prices at which such MIGI Common Stock will trade, subsequent to the Merger. We have made no independent investigation of any legal matters affecting any of the Merging Parties and assume the correctness of all legal advice given to the Merging Parties. We did not participate in negotiating the terms of the Merger, and our opinion does not in any manner address the Company's underlying business decision to effect the Merger. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

          As you are aware, we will receive a fee for rendering this opinion. In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of the Company, Orion and Sterling for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

          It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger. We are expressing no opinion as to the consideration to be received by any stockholder of Orion, Sterling or MITI in the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purpose, without CS First Boston's prior written consent.

          Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio, taken as a whole, is fair to the stockholders of the Company from a financial point of view.

                              Very truly yours,



                              CS FIRST BOSTON CORPORATION

                                                        Appendix C

ALEX. BROWN & SONS



                                        Dated as of September 28, 1995


Special Committee of the Board of Directors
   of Orion Pictures Corporation
c/o Henry L. King, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Dear Sirs:

          Orion Pictures Corporation ("Orion" or the "Company") has entered into an Amended and Restated Agreement and Plan of Merger dated as of September 27, 1995 (the "Merger Agreement") by and among the Company, MCEG Sterling Incorporated ("MCEG"), Metromedia International Telecommunications, Inc. ("MITI") and The Actava Group Inc. ("Actava", and together with MCEG and MITI, the "Other Corporations"), which Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger dated as of April 12, 1995 among the Company and the Other Corporations. Pursuant to the Merger Agreement, the Company will merge with and into OPC Merger Corp., a wholly owned subsidiary of Actava, MITI will merge with and into MITI Merger Corp., a wholly owned subsidiary of Actava, and MCEG will merge with and into Actava (all such mergers together, the "Merger"). The stockholders of the Company other than John
W. Kluge, Stuart Subotnick, and Met International, Inc. Met Telcell, Inc. and Met Productions, Inc. all Delaware corporations controlled by Messrs. Kluge and Subotnick (the "Metromedia Holders"; such stockholders of the Company other than the Metromedia Holders, the "Public Stockholders") will receive, depending on the last sales price for the Actava Common Stock on the New York Stock Exchange for the period prior to the effective time of the Merger, between .5714 and .7273 shares of Actava Common Stock (based upon the Company having 20,000,000 shares of common stock outstanding at the effective time of the Merger). Upon consummation of the Merger, Actava will be renamed Metromedia International Group, Inc. ("MIG"). There are a number of conditions to the consummation of the Merger, including the refinancing of certain debt of the Company. You have requested our opinion as to whether the consideration to be received by the Public Stockholders in the Merger is fair, from a financial point of view, to the Public Stockholders.

          Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and

Special Committee of the Board of Directors
September 28, 1995
Page 2



other purposes. In addition, Alex. Brown & Sons Incorporated regularly publishes research reports regarding the media and communications industries, and businesses and securities of publicly owned companies in those industries. We are rendering the opinion set forth herein to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for our services.

          In connection with our opinion, we have reviewed the Merger Agreement, certain publicly available financial information concerning the Company, MCEG, and Actava, certain non-public information, including financial forecasts, furnished to us concerning the Company, MCEG, MITI and Actava, and the Preliminary Joint Proxy Statement filed with the Securities and Exchange Commission on September 8, 1995 (the "Preliminary Proxy Statement"). We have also held discussions with members of the senior management of the Company, MCEG, MITI and Actava regarding their respective businesses and prospects. In addition, we have (i) reviewed the reported price and trading activity for the common stock of the Company and Actava,
(ii) reviewed certain financial and stock market information for the Company and Actava, and certain financial information for MITI and MCEG, and similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, and
(iv) performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

          We have not independently verified the information described above, and for purposes of this opinion, and with your consent, have assumed the accuracy, completeness and fairness thereof. With respect to financial forecasts and other information relating to the prospects of the Company, MCEG, MITI, Actava and MIG, we have assumed that such forecasts and other information were reasonably prepared and reflect the best currently available estimates and good faith judgments of the managements of the Company, MCEG, MITI and Actava, respectively, as to the likely future financial performance of the Company, MCEG, MITI, Actava and MIG.
In addition, we have not conducted a physical inspection of the properties or facilities or made an independent evaluation or appraisal of the assets of the Company, MCEG, Actava or MITI, nor have we been furnished with any such evaluation or appraisal. Alex. Brown & Sons Incorporated has also assumed that MITI and its affiliates have obtained or will obtain necessary and material governmental permits and authorizations for the conduct of their operations in Eastern Europe, Russia, the former Soviet Republics, and elsewhere, and that the existing permits and authorizations are valid and enforceable and that the new permits and authorizations will be valid and enforceable. Our opinion is based on financial, economic, monetary, political, market, and other conditions as they exist and can be evaluated as of the date of this letter. We are not expressing any opinion as to the prices at which MIG Common Stock will trade subsequent to the Merger. We have made no independent investigation of any legal matters affecting any of the Company, MITI, MCEG or Actava, and have

Special Committee of the Board of Directors
September 28, 1995
Page 3



assumed the correctness of all legal advice given to such parties and the Special Committee, including advice as to the tax consequences of the Merger to the Company and the Public Stockholders.

          Alex. Brown & Sons Incorporated did not participate in negotiating the terms of the Merger or any other aspect of the Merger, and received no instruction to, and did not, seek or solicit alternative transactions.

          In rendering the opinion set forth below, and in connection with our analysis we have, with your consent, assumed (i) that certain of Orion's indebtedness will be refinanced according to terms similar to those set forth on the Preliminary Proxy Statement, and (ii) that the current restrictions on the Company's engaging in the production and development of motion pictures, both by express provision and by required payments of available cash flow under certain agreements to which the Company is a party, will terminate in connection with the Merger. In addition, Alex. Brown & Sons Incorporated also assumed, with your consent, that absent the Merger, there would be a likely event of default in 1995 under certain of Orion's indebtedness requiring the restructuring of those obligations.

          Based upon and subject to the foregoing, it is our opinion that as of the date of this letter, the consideration to be received by the Public Stockholders in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Public Stockholders.

                                   Very truly yours,


                                       /s/ Alex. Brown & Sons Incorporated
                                         Alex. Brown & Sons Incorporated

                                                       Appendix D


Gerard Klauer Mattison





                                   September 28, 1995



The Board of Directors
Metromedia International Telecommunications, Inc.
41 West Putnam Avenue
Greenwich, CT  06830

Members of the Board:

     Metromedia International Telecommunications, Inc. ("MITI"), The Actava Group Inc. ("Actava"), Orion Pictures Corporation ("Orion") and MCEG Sterling Incorporated ("Sterling") have entered into an Agreement and Plan of Merger, dated April 12, 1995, as amended and restated by that certain Amended and Restated Agreement and Plan of Merger, dated September 27, 1995 (as amended and restated, the "Merger Agreement"), pursuant to which, among other things, MITI and Orion will be merged with and into newly formed subsidiaries of Actava (the "MITI Merger" and the "Orion Merger," respectively) and Sterling will be merged with and into Actava (the "Sterling Merger" and together with the MITI Merger and the Orion Merger, the "Mergers"). Terms not otherwise defined herein shall have the meanings assigned to them in the Joint Proxy Statement/Prospectus (the "Proxy Statement") filed with the Securities and Exchange Commission.

     As more fully described in the Merger Agreement, upon consummation of the merger of MITI with and into Actava's newly formed subsidiary, MITI Merger Corp., each issued and outstanding share of the common stock, $.001 par value, of MITI (the "MITI Common Stock") will be converted into the right to receive a number of shares of common stock, par value $1.00 per share, of Actava (the "Actava Common Stock") equal to the product of one share of Actava Common Stock multiplied by a fraction, the numerator of which is 9,523,810 and the denominator of which is the number of shares of MITI Common Stock outstanding on the business day immediately preceding the day which is five calendar days prior to the day of the Meetings, or if such day is not a business day, as of the business day immediately preceding such day (the "Determination Date") (the "Merger Consideration"); provided, however, that if the average of the closing sale prices of the
--------  -------
Actava Common Stock as officially reported on the New York Stock Exchange for the last 20 consecutive trading days ending on the business day immediately prior to the Determination Date (the "Average Closing Price") is less than $10.50, the Merger Consideration shall be determined by dividing $100,000,000 by the Average Closing Price and then dividing such number by the number of shares of MITI Common Stock outstanding on the business day immediately prior to the Determination Date.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of MITI Common Stock of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Merger Agreement.

     In arriving at our opinion set forth below, we have, among other things:

     (i) Reviewed certain internal business, operating and financial information, including financial forecasts, furnished to us by MITI;

     (ii) Discussed the past and current operations and financial condition and the prospects of MITI with members of senior management of MITI;

     (iii) Compared the financial performance of MITI with that of certain comparable publicly traded companies;

     (iv) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (v) Reviewed the Merger Agreement, drafts of the Joint Proxy Statement/Prospectus, certain other documents related to the Mergers and MITI's arrangements with its joint venture partners; and

     (vi) Conducted such other analyses, performed such other investigations and considered such other matters as we deemed necessary to arrive at our opinion, including, but not limited to, our assessment of general economic, market and monetary conditions in the United States and, in particular, in those foreign countries in which MITI operates, in light of the political and social risks associated with foreign investments.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information supplied or otherwise made available to us by MITI and have relied upon the assurances of the management of MITI that all financial information and financial forecasts provided to us by MITI were reasonably prepared on bases which reflected the best currently available estimates and judgments of the management of MITI as to the financial performance and expected future operating and financial performance of MITI. We did not independently verify such information or assumptions, conduct a physical inspection of the properties or facilities of MITI or undertake an independent appraisal or evaluation of the assets or liabilities of MITI.

     In rendering our opinion, we have assumed as instructed by you, that the aggregate value of the Merger Consideration is $100,000,000. In accordance with your instructions, we have not independently investigated or valued Actava, Orion, Sterling, any of the surviving corporations of the Mergers, the Merger Consideration or the Actava Common Stock, and express no opinion concerning the values thereof. In addition, we express no opinion as what the value of the Actava Common Stock actually will be when issued to the holders of MITI Common Stock pursuant to the MITI Merger or the price at which the Actava Common Stock will trade at any time in the future.

     We have not been asked to opine to, and our opinion does not in any manner address, the relative merits of the MITI Merger as compared to any other business plan or opportunity that might be presented to MITI, or the effect of any other arrangement in which MITI might engage. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of MITI. Our opinion is necessarily based upon economic, market and other conditions as in effect, and the information made available to us, on the date hereof.

     Our opinion as expressed herein is provided for the information of the Board of Directors of MITI in its evaluation of the MITI Merger and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the MITI Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Gerard Klauer Mattison & Co., LLC be made, without our written consent; provided, however, that we hereby consent to
                             --------- -------
the inclusion of our opinion in its entirety in the Proxy Statement.

     As you know, we have been engaged to render this opinion to the Board of Directors of MITI in connection with the MITI Merger and will receive a fee for rendering our opinion. We also received a retainer fee upon our engagement.

     Based upon and subject to the foregoing and based upon such other factors as we consider relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of MITI Common Stock is fair to such holders from a financial point of view.


                            Very truly yours,


                            /s/ GERARD KLAUER MATTISON & CO., L.L.C.

                            GERARD KLAUER MATTISON & CO., L.L.C.

                                                            Appendix E



                        HOULIHAN LOKEY HOWARD & ZUKIN



September 28, 1995


To The Board of Directors of MCEG Sterling Incorporated

Ladies and Gentlemen:

We understand that MCEG Sterling Incorporated ("Sterling" or the "Company" hereinafter) has entered into an agreement, pursuant to the Amended and Restated Agreement and Plan of Merger, dated September 27, 1995, by and among Sterling, The Actava Group Inc. ("Actava" hereinafter), Orion Pictures Corporation ("Orion" hereinafter), and Metromedia International Telecommunications, Inc. ("MITI" hereinafter) ("Merger Agreement") pursuant to which Sterling will merge with and into Actava, Sterling's separate corporate existence will terminate and Actava, renamed "Metromedia International Group, Inc." ("Metromedia" hereinafter) will continue as the surviving corporation ("Sterling Merger" hereinafter). Upon consummation of the Sterling Merger each share of common stock in Sterling ("Sterling Common Stock" hereinafter) will be converted into the right to receive a certain number of shares of common stock in Metromedia ("Common Stock"). The exact number of shares of Common Stock each holder of Sterling Common Stock will be entitled to receive in exchange for a share of Sterling Common Stock will be determined on the last business day five days prior to the close of the Sterling Merger utilizing one of three methods depending upon the Actava Average Closing Price (as defined in the Merger Agreement) but will have a minimum guarantee of $6,000,000 for the Sterling exchange ratio.

     It is also our understanding that upon the Effective Time (as defined in the Merger Agreement), Orion will merge with and into OPC Merger Corp., a newly formed and wholly-owned subsidiary of Actava (the "Orion Merger") with New Orion being the surviving corporation of the Orion Merger which will change its name to "Orion Pictures Corporation". MITI will merge with and into MITI Merger Corp., a newly formed and wholly-owned subsidiary of Actava, (the "MITI Merger"), with New MITI being the surviving corporation of the MITI Merger. The Sterling Merger, the Orion Merger and the MITI Merger are collectively referred to as the Mergers. The Mergers and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Transaction." Immediately following the consummation of the Sterling Merger, Metromedia will transfer all of its assets that were owned by Sterling immediately prior to the effective time to New Orion, which will continue the business and operations of Orion and Sterling.

Board of Directors of
    MCEG Sterling Incorporated
September 28, 1995


You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, we were not retained to negotiate the Transaction nor to advise you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

   1. reviewed the Company's annual reports to shareholders on Form 10-K for the fiscal years ended 1994 and quarterly report on Form 10-Q for the quarter ended June 30, 1995;

   2. reviewed the Amended and Restated Agreement and Plan of Merger by and among The Actava Group Inc., Orion Pictures Corporation, MCEG Sterling Incorporated, OPC Merger Corp., MITI Merger Corp. and Metromedia International Telecommunications, Inc. and its exhibits dated September 27, 1995;

   3. reviewed the draft Form S-4 Registration Statement for The Actava Group dated September 8, 1995;

   4. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

   5. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended March 31, 1996 through 2000;

   6. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

   7. reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

   8. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has

Board of Directors of
    MCEG Sterling Incorporated
September 28, 1995


been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. We have also made the following key assumptions:

   1) We have assumed that the market price of Orion of $1191,380,000 (based upon its 20-day average closing price as of September 20, 1995) is a reasonable estimate for its fair market value as of that date;

   2) We have assumed that the market price of Actava of $287,454,000 (based upon its 20-day average closing price as of September 20, 1995) is a reasonable estimate for its fair market value as of that date;

   3) We have assumed that the fair market value of MITI is reasonably stated in that amount implied by its share exchange ratio of $100,000,000;

   4) We have assumed that the stated value of Sterling for purposes of calculating the Sterling exchange ratio is $6,000,000; and

   5) We have assumed that the refinancing of the Orion and Actava debt will not have a negative impact on the public shareholders of Sterling.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, and assuming that the Transaction were to close as of the date of this letter, it is our opinion that the consideration to be received by the Sterling Stockholders in connection with the Transaction is fair to them from a financial point of view.


HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

 /S/ Houlihan, Lokey, Howard & Zukin, Inc.

                                                                      APPENDIX F

SEC.262. APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections
(b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sec.251, 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Sec.251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement or merger or consolidation pursuant to Sec.Sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Sec.228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection
(d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware Corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    In accordance with the Delaware Law, the Restated Certificate of Incorporation of Actava (listed as Exhibit 3.1 to this Registration Statement) contains a provision to limit the personal liability of the directors of Actava for violations of their fiduciary duty. This provision eliminates each director's liability to Actava or its stockholders for monetary damages except
(i) for any breach of the director's duty of loyalty to Actava or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    Article XII of the Amended and Restated By-laws of Actava provides for indemnification of the officers and directors of Actava to the fullest extent permitted by Delaware Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. EXHIBITS

    The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report, such report is identified in parentheses. See the Index of Exhibits included with the exhibits filed as part of this Registration Statement.


EXHIBIT
 NUMBER                                            DESCRIPTION
--------         -------------------------------------------------------------------------------
2.1+         --  Amended and Restated Agreement and Plan of Merger dated as of September 27,
                 1995, among Actava, Orion Pictures Corporation, Metromedia International
                 Telecommunications, Inc., MCEG Sterling Incorporated, OPC Merger Corp. and MITI
                 Merger Corp. (Exhibit 99(a) to Current Report on Form 8-K dated September 27,
                 1995).


EXHIBIT
 NUMBER                                            DESCRIPTION
--------         -------------------------------------------------------------------------------
2.2+         --  Stock Purchase Agreement by and among JCJ, Inc., Eastman Kodak Company and
                 Actava, dated August 12, 1994 (Exhibit 2(a) to Current Report on Form 8-K filed on August 25, 1994). Also filed as exhibits thereto are: Exhibit A--Promissory
                 Note; Exhibit B--Seller Release; and Exhibit C--Noncompetition Agreement. The
                 following is a list of omitted schedules (or similar attachments) which Actava as registrant agrees to furnish supplementally to the Commission upon request.
                 Exhibit D--Certificate of Incorporation of Qualex Inc.; Exhibit E--By-Laws of
                 Qualex Inc.; Exhibit F--Buyer Release; Schedule 1--Shares Owned by Seller;
                 Schedule 2.02-- Capitalization of Qualex Inc.; and Schedule 2.06--Agreements
                 between Actava and Qualex Inc.
2.3+         --  Agreement and Plan of Reorganization, dated as of July 20, 1994 by and among
                 Actava, Diversified Products Corporation, Hutch Sports USA Inc.,
                 Nelson/Weather-Rite, Inc., Willow Hosiery Company, Inc. and Roadmaster
                 Industries, Inc. (Exhibit 2 to Quarterly Report on Form 10-Q for the three months ended June 30, 1994).
3.1+         --  Restated Certificate of Incorporation of Actava (Exhibit 3(a)(i) to Annual
                 Report on Form 10-K for the year ended December 31, 1993).
3.2+         --  Restated Bylaws of Actava (Exhibit 3(b)(i) to Annual Report on Form 10-K for
                 the year ended December 31, 1993).
4.1          --  Reference is made to Exhibit 3.1.
4.2+         --  Indenture, dated as of August 1, 1973, with respect to 9 1/2% Subordinated
                 Debentures due August 1, 1998, between Actava and Chemical Bank, as Trustee
                 (Exhibit T3C to Application on Form T-3 for Qualification of Indenture under the Trust Indenture Act of 1939 (File No. 22-7615))
4.3+         --  Indenture, dated as of August 1, 1987 with respect to 6 1/2% Convertible
                 Subordinated Debentures due August 4, 2002, between Actava and Chemical Bank, as Trustee (Exhibit 4(i) to Annual Report on Form 10-K for the year ended
                 December 31, 1987)
4.4+         --  Finance and Security Agreement, dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT
                 Commercial Finance Corp. (Exhibit 4(g)(i) to Annual Report on Form 10-K for the
                 year ended December 31, 1994)
4.5+         --  Amendment, dated as of September 27, 1993, to Finance and Security Agreement,
                 dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Corp. (Exhibit 4(g)(ii) to
                 Annual Report on Form 10-K for the year ended December 31, 1994)
4.6+         --  Amendment, dated as of March 29, 1994, to Finance and Security Agreement, dated as of October 30, 1992, with respect to a revolving credit facility of up to
                 $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit
                 4(g)(iii) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.7+         --  Amendment, dated as of April 15, 1994, to Finance and Security, dated as of
                 October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit 4(g)(iv) to
                 Annual Report on Form 10-K for the year ended December 31, 1994)
4.8+         --  Amendment, dated as of September 23, 1994, to Finance and Security Agreement,
                 dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit
                 4(g)(v) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.9+         --  Agreement between NationsBank and Actava, dated as of September 26, 1994, with respect to a $200 million line of credit for the financing of future acquisitions by Actava (Exhibit 4.1 to Quarterly Report on Form 10-Q for the
                 quarter ended September 30, 1994 )
4.10+        --  Registration Rights Agreement, dated as of September 27, 1995, among Actava and the Metromedia Holders named therein (Exhibit 99(b) to Current Report on Form
                 8-K dated September 27, 1995)
5            --  Opinion of Long, Aldridge & Norman regarding the legality of the Securities being registered


EXHIBIT
 NUMBER                                            DESCRIPTION
--------         -------------------------------------------------------------------------------
8.1          --  Opinion of Long, Aldridge & Norman regarding the tax consequences of the
                 Mergers
8.2          --  Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding the tax consequences of the Orion Merger
8.3          --  Opinion of Rubin Baum Levin Constant & Friedman regarding the tax consequences of the MITI Merger
8.4          --  Opinion of Robinson Brog Leinwand Greene Genovese & Gluck P.C. regarding the tax consequences of the Sterling Merger
10.1+        --  1982 Stock Option Plan of Actava (Exhibit A to Proxy Statement, dated March 31,
                 1982)
10.2+        --  1989 Stock Option Plan of Actava (Exhibit A to Proxy Statement, dated March 31,
                 1989)
10.3+        --  1969 Restricted Stock Plan of Actava (Exhibit 10(a)(iii) Annual Report on Form
                 10-K for the year ended December 31, 1990)
10.4+        --  1991 Non-Employee Director Stock Option Plan (Exhibit 10(a)(iv) to Annual
                 Report on Form 10-K for the year ended December 31, 1991)
10.5+        --  Amendment to 1991 Non-Employee Director Stock Option Plan (Exhibit 10(a)(v) to
                 Annual Report on Form 10-K for the year ended December 31, 1992)
10.6+        --  Snapper Power Equipment Profit Sharing Plan (Exhibit 10(c) to Annual Report on
                 Form 10-K for the year ended December 31, 1987)
10.7+        --  Shareholder Rights Agreement between Actava and Westinghouse Electric
                 Corporation, dated June 8, 1993 (Exhibit 2(c) to Current Report on Form 8-K,
                 dated June 8, 1993)
10.8+        --  Amendment, dated August 17, 1994 to Shareholder Rights Agreement between Actava and Westinghouse Electric Corporation, dated June 8, 1993 (Exhibit 99 to
                 Current Report on Form 8-K, dated August 12, 1994)
10.9+        --  Letter of Intent regarding a contemplated business combination by and among
                 Actava, Metromedia International, Inc. and International Telcell, Inc., dated
                 August 31, 1994 (Exhibit 99(a) to Current Report on Form 8-K, dated August 31,
                 1994)
10.10+       --  Letter of Intent regarding a contemplated business combination by and among
                 Actava and Orion Pictures Corporation, dated as of August 31, 1994 (Exhibit
                 99(b) to Current Report on Form 8-K, dated August 31, 1994 )
10.11+       --  Letter of Intent regarding a contemplated business combination by and among
                 Orion Pictures Corporation, MCEG Sterling Incorporated and Actava, dated as of
                 August 31, 1994 (Exhibit 99(c) to Current Report on Form 8-K, dated August 31,
                 1994)
10.12+       --  Credit Agreement, dated as of October 11, 1994 by and between Actava and
                 Metromedia Company with respect to a revolving credit facility of up to $55 million (Exhibit 10(a) to Current Report on Form 8-K, dated October 11, 1994).
                 The following exhibits are omitted: Exhibit A--Form of Note; Exhibit B--Form of
                 Pledge Agreement; Exhibit C--Form of Guaranty; and Exhibit D--Form of Opinion
                 of Paul, Weiss, Rifkind, Wharton and Garrison. Actava agrees to furnish copies of such exhibits upon request.
10.13+       --  Revolving Credit Note, dated as of October 11, 1994 with respect to a revolving credit facility of up to $55 million between Actava and Metromedia Company
                 (Exhibit 10(b) to Current Report on Form 8-K, dated October 11, 1994)
10.14+       --  Pledge Agreement, dated as of October 11, 1994 by and between Metromedia
                 Company; Met Telcell, Inc.; Met International, Inc.; John W. Kluge; Anita H.
                 Subotnick and Stuart Subotnick, as joint tenants, and Actava with respect to a revolving credit facility of up to $55 million (Exhibit 10(c) to Current Report on Form 8-K, dated October 11, 1994)
10.15+       --  Guaranty, dated as of October 11, 1994 by John W. Kluge in favor of Actava with respect to a revolving credit facility of up to $55 million (Exhibit 10(d) to
                 Current Report on Form 8-K, dated October 11, 1994)


EXHIBIT
 NUMBER                                            DESCRIPTION
--------         -------------------------------------------------------------------------------
10.16+       --  Amendment No. 1, dated as of April 12, 1995, to the Credit Agreement dated as of October 11, 1994 between Actava and Metromedia Company (Exhibit 99(c) to
                 Form 8-K/A Amendment No. 1 filed on April 28, 1995 amending Current Report on
                 Form 8-K dated April 12, 1995)
10.17+       --  Employment Agreement, dated July 19, 1994 between Actava and Charles R. Scott
                 (Exhibit 10 to Quarterly Report on Form 10-Q for the quarter ended June 30,
                 1994)
10.18+       --  Shareholders Agreement dated as of December 6, 1994 among Actava, Roadmaster,
                 Henry Fong and Edward Shake (Exhibit 10(r)(i) to Annual Report on Form 10-K for
                 the year ended December 31, 1994)
10.19+       --  Registration Rights Agreement dated as of December 6, 1994 between Actava and
                 Roadmaster (Exhibit 10(r)(ii) to Annual Report on Form 10-K for the year ended
                 December 31, 1994)
10.20+       --  Environmental Indemnity Agreement dated as of December 6, 1994 between Actava and Roadmaster (Exhibit 10(r)(iii) to Annual Report on Form 10-K for the year ended December 31, 1994)
10.21+       --  Lease Agreement dated October 21, 1994 between JDP Aircraft II, Inc. and Actava
                 (Exhibit 10(s) to Annual Report on Form 10-K for the year ended December 31,
                 1994)
11+          --  Statement of computation of earnings per share (Exhibit 11 to Annual Report on
                 Form 10-K for the year ended December 31, 1994)
21+          --  Subsidiaries of Actava (Exhibit 21 to Annual Report on Form 10-K for the year ended December 31, 1992)
23.1         --  Consent of Ernst & Young LLP
23.2         --  Consent of Long, Aldridge & Norman (included in Exhibit 5)
23.3         --  Consent of CS First Boston Corporation
23.4         --  Consent of KPMG Peat Marwick LLP regarding Orion Pictures Corporation
23.5         --  Consent of Alex. Brown & Sons Incorporated
23.6         --  Consent of KPMG Peat Marwick LLP regarding Metromedia International
                 Telecommunications, Inc.
23.7         --  Consent of Arthur Andersen LLP regarding Metromedia International
                 Telecommunications, Inc.'s predecessor entities
23.8         --  Consent of Gerard, Klauer, Mattison & Co., L.L.C.
23.9        --   Consent of KPMG regarding Kosmos TV
23.10        --  Consent of Houlihan, Lokey, Howard & Zukin
23.11        --  Consent of Arthur Andersen LLP regarding MCEG Sterling Incorporated
24           --  Power of Attorney (included on page II-8 of this Registration Statement)
27.1         --  Fairness Opinion of CS First Boston Corporation (See Appendix B to the Joint
                 Proxy Statement/Prospectus)
27.2         --  Fairness Opinion of Alex. Brown and Sons Incorporated (See Appendix C to the
                 Joint Proxy Statement/Prospectus)
27.3         --  Fairness Opinion of Gerard, Klauer, Mattison & Co., L.L.C. (See Appendix D to
                 the Joint Proxy Statement/Prospectus)
27.4         --  Fairness Opinion of Houlihan, Lokey, Howard & Zukin (See Appendix E to the
                 Joint Proxy Statement/Prospectus)
27.5         --  Proxy Card to Actava Stockholders
27.6         --  Proxy Card to Orion Stockholders
27.7         --  Proxy Card to Sterling Stockholders

------------

+ Previously filed with Securities and Exchange Commission.

B. FINANCIAL STATEMENT SCHEDULES

    All financial statement schedules of MITI which are required to be included herein are included on page S-1 of this Registration Statement:

    MITI:

          vi.  Accumulated Depreciation of Property, Plant and Equipment

C. APPRAISALS

    The fairness opinion of CS First Boston Corporation as to Actava, the fairness opinion of Alex. Brown & Sons Incorporated as to Orion Pictures Corporation, the fairness opinion of Gerard, Klauer, Mattison & Co., L.L.C. as to Metromedia International Telecommunications, Inc. and the fairness opinion of Houlihan, Lokey, Howard & Zukin as to MCEG Sterling Incorporated are set forth as Appendices B, C, D and E, respectively, to the Joint Proxy Statement/Prospectus which constitutes part of this Registration Statement.

ITEM 22. UNDERTAKINGS

    1. Rule 415 Offering. The undersigned Registrant hereby undertakes:

        (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Sec. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) To remove from registration of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (d) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

    2. Subsequent Documents Incorporated by Reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. Incorporated Annual and Quarterly Reports. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    4. Registration on Form S-4. (a) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (b) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Exchange Act of 1934 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. Acceleration of Effectiveness. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1934 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act of 1934 and will be governed by the final adjudication of such issue.

    6. Response to Requests for Information. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    7. Post-effective Amendment. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of
Georgia:

                                      THE ACTAVA GROUP INC.

                                      By:   /s/ JOHN D. PHILLIPS
                                          ..................................
                                          John D. Phillips
                                         President and Chief Executive Officer

Date: September 28, 1995

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature to this Registration Statement appears below hereby constitutes and appoints John D. Phillips and Frederick B. Beilstein, III, as such person's true and lawful attorney-in-fact and agent with full power of substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 28th day of September, 1995.

                 SIGNATURE                                       TITLE
-------------------------------------------  ----------------------------------------------

           /s/ JOHN D. PHILLIPS              President and Chief Executive Officer
 ...........................................    (Principal Executive Officer) and Director
             John D. Phillips

      /s/ FREDERICK B. BEILSTEIN, III        Senior Vice President--Chief Financial Officer
 ...........................................    (Principal Financial and Accounting Officer)
        Frederick B. Beilstein, III

           /s/ JOHN D. ADERHOLD              Director
 ...........................................
             John D. Aderhold

            /s/ MICHAEL E. CAHR              Director
 ...........................................
              Michael E. Cahr

          /s/ JOHN P. IMLAY, JR.             Director
 ...........................................
            John P. Imlay, Jr.

           /s/ CLARK A. JOHNSON              Director
 ...........................................
             Clark A. Johnson

            /s/ RICHARD NEVINS               Director
 ...........................................
              Richard Nevins

            /s/ CARL E. SANDERS              Director
 ...........................................
              Carl E. Sanders

               METROMEDIA INTERNATIONAL TELECOMMUNICATIONS, INC.
                                AND SUBSIDIARIES
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES
                       VALUATION AND QUALIFYING ACCOUNTS

                                                              ADDITIONS
                                                       ------------------------
                                        BALANCE AT     CHARGED TO
                                       BEGINNING OF    COSTS AND     CHARGES TO    DEDUCTIONS/     BALANCE AT
DESCRIPTION                               PERIOD        EXPENSES       OTHER       WRITE-OFFS     END OF PERIOD
------------------------------------   ------------    ----------    ----------    -----------    -------------

Year ended December 31, 1994
Allowance for doubtful accounts: ...     $ --           $  64,000     $ 159,000(a)     --           $ 223,000
                                       ------------    ----------    ----------    -----------    -------------
                                       ------------    ----------    ----------    -----------    -------------

------------

(a) Reserve for doubtful accounts on acquired company.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
------  --------------------------------------------------------------------
2.1+ -- Amended and Restated Agreement and Plan of Merger dated as of
        September 27, 1995, among Actava, Orion Pictures Corporation, Metromedia International Telecommunications, Inc., MCEG Sterling Incorporated, OPC Merger Corp. and MITI Merger Corp. (Exhibit 99(a) to Current Report on Form 8-K dated September 27, 1995).
2.2+ -- Stock Purchase Agreement by and among JCJ, Inc., Eastman Kodak
        Company and Actava, dated August 12, 1994 (Exhibit 2(a) to Current Report on Form 8-K filed on August 25, 1994). Also filed as exhibits thereto are: Exhibit A--Promissory Note; Exhibit B--Seller Release; and Exhibit C--Noncompetition Agreement. The following is a list of omitted schedules (or similar attachments) which Actava as registrant agrees to furnish supplementally to the Commission upon request. Exhibit D--Certificate of Incorporation of Qualex Inc.; Exhibit E--By-Laws of Qualex Inc.; Exhibit F--Buyer Release;
        Schedule 1--Shares Owned by Seller; Schedule 2.02-- Capitalization of Qualex Inc.; and Schedule 2.06--Agreements between Actava and Qualex Inc.
2.3+ -- Agreement and Plan of Reorganization, dated as of July 20, 1994 by and among Actava, Diversified Products Corporation, Hutch Sports USA Inc., Nelson/Weather-Rite, Inc., Willow Hosiery Company, Inc. and Roadmaster Industries, Inc. (Exhibit 2 to Quarterly Report on Form 10-Q for the three months ended June 30, 1994).
3.1+ -- Restated Certificate of Incorporation of Actava (Exhibit 3(a)(i) to
        Annual Report on Form 10-K for the year ended December 31, 1993). 3.2+ -- Restated Bylaws of Actava (Exhibit 3(b)(i) to Annual Report on Form
        10-K for the year ended December 31, 1993).
4.1  -- Reference is made to Exhibit 3.1.
4.2+ -- Indenture, dated as of August 1, 1973, with respect to 9 1/2%
        Subordinated Debentures due August 1, 1998, between Actava and Chemical Bank, as Trustee (Exhibit T3C to Application on Form T-3 for Qualification of Indenture under the Trust Indenture Act of 1939 (File No. 22-7615))
4.3+ -- Indenture, dated as of August 1, 1987 with respect to 6 1/2%
        Convertible Subordinated Debentures due August 4, 2002, between Actava and Chemical Bank, as Trustee (Exhibit 4(i) to Annual Report on Form 10-K for the year ended December 31, 1987)
4.4+ -- Finance and Security Agreement, dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit 4(g)(i) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.5+ -- Amendment, dated as of September 27, 1993, to Finance and Security
        Agreement, dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Corp. (Exhibit 4(g)(ii) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.6+ -- Amendment, dated as of March 29, 1994, to Finance and Security
        Agreement, dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit 4(g)(iii) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.7+ -- Amendment, dated as of April 15, 1994, to Finance and Security, dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit 4(g)(iv) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.8+ -- Amendment, dated as of September 23, 1994, to Finance and Security
        Agreement, dated as of October 30, 1992, with respect to a revolving credit facility of up to $100 million, between Actava and ITT Commercial Finance Corp. (Exhibit 4(g)(v) to Annual Report on Form 10-K for the year ended December 31, 1994)
4.9+ -- Agreement between NationsBank and Actava, dated as of September 26,
        1994, with respect to a $200 million line of credit for the financing of future acquisitions by Actava (Exhibit 4.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 )

EXHIBIT
NUMBER                              DESCRIPTION
------  --------------------------------------------------------------------
4.10+-- Registration Rights Agreement, dated as of September 27, 1995, among
        Actava and the Metromedia Holders named therein (Exhibit 99(b) to Current Report on Form 8-K dated September 27, 1995)
5    -- Opinion of Long, Aldridge & Norman regarding the legality of the
        Securities being registered
8.1 -- Opinion of Long, Aldridge & Norman regarding the tax consequences of the Mergers
8.2 -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding the tax consequences of the Orion Merger
8.3 -- Opinion of Rubin Baum Levin Constant & Friedman regarding the tax consequences of the MITI Merger
8.4 -- Opinion of Robinson Brog Leinwand Greene Genovese & Gluck P.C. regarding the tax consequences of the Sterling Merger
10.1+-- 1982 Stock Option Plan of Actava (Exhibit A to Proxy Statement,
        dated March 31, 1982)
10.2+-- 1989 Stock Option Plan of Actava (Exhibit A to Proxy Statement,
        dated March 31, 1989)
10.3+-- 1969 Restricted Stock Plan of Actava (Exhibit 10(a)(iii) Annual
        Report on Form 10-K for the year ended December 31, 1990)
10.4+-- 1991 Non-Employee Director Stock Option Plan (Exhibit 10(a)(iv) to
        Annual Report on Form 10-K for the year ended December 31, 1991) 10.5+-- Amendment to 1991 Non-Employee Director Stock Option Plan (Exhibit
        10(a)(v) to Annual Report on Form 10-K for the year ended December 31, 1992)
10.6+-- Snapper Power Equipment Profit Sharing Plan (Exhibit 10(c) to Annual
        Report on Form 10-K for the year ended December 31, 1987)
10.7+-- Shareholder Rights Agreement between Actava and Westinghouse
        Electric Corporation, dated June 8, 1993 (Exhibit 2(c) to Current Report on Form 8-K, dated June 8, 1993)
10.8+-- Amendment, dated August 17, 1994 to Shareholder Rights Agreement between Actava and Westinghouse Electric Corporation, dated June 8, 1993 (Exhibit 99 to Current Report on Form 8-K, dated August 12,
        1994)
10.9+-- Letter of Intent regarding a contemplated business combination by and among Actava, Metromedia International, Inc. and International Telcell, Inc., dated August 31, 1994 (Exhibit 99(a) to Current Report on Form 8-K, dated August 31, 1994)
10.10+--Letter of Intent regarding a contemplated business combination by and among Actava and Orion Pictures Corporation, dated as of August 31, 1994 (Exhibit 99(b) to Current Report on Form 8-K, dated August 31, 1994 )
10.11+--Letter of Intent regarding a contemplated business combination by and among Orion Pictures Corporation, MCEG Sterling Incorporated and Actava, dated as of August 31, 1994 (Exhibit 99(c) to Current Report on Form 8-K, dated August 31, 1994)
10.12+--Credit Agreement, dated as of October 11, 1994 by and between Actava and Metromedia Company with respect to a revolving credit facility of up to $55 million (Exhibit 10(a) to Current Report on Form 8-K, dated October 11, 1994). The following exhibits are omitted: Exhibit A--Form of Note; Exhibit B--Form of Pledge Agreement; Exhibit C--Form of Guaranty; and Exhibit D--Form of Opinion of Paul, Weiss, Rifkind, Wharton and Garrison. Actava agrees to furnish copies of such exhibits upon request.
10.13+--Revolving Credit Note, dated as of October 11, 1994 with respect to a revolving credit facility of up to $55 million between Actava and Metromedia Company (Exhibit 10(b) to Current Report on Form 8-K, dated October 11, 1994)
10.14+--Pledge Agreement, dated as of October 11, 1994 by and between Metromedia Company; Met Telcell, Inc.; Met International, Inc.; John
        W. Kluge; Anita H. Subotnick and Stuart Subotnick, as joint tenants, and Actava with respect to a revolving credit facility of up to $55 million (Exhibit 10(c) to Current Report on Form 8-K, dated October 11, 1994)
10.15+--Guaranty, dated as of October 11, 1994 by John W. Kluge in favor of Actava with respect to a revolving credit facility of up to $55 million (Exhibit 10(d) to Current Report on Form 8-K, dated October 11, 1994)

EXHIBIT
NUMBER                              DESCRIPTION
------  --------------------------------------------------------------------
10.16+--Amendment No. 1, dated as of April 12, 1995, to the Credit Agreement dated as of October 11, 1994 between Actava and Metromedia Company (Exhibit 99(c) to Form 8-K/A Amendment No. 1 filed on April 28, 1995 amending Current Report on Form 8-K dated April 12, 1995)
10.17+--Employment Agreement, dated July 19, 1994 between Actava and Charles
        R. Scott (Exhibit 10 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1994)
10.18+--Shareholders Agreement dated as of December 6, 1994 among Actava,
        Roadmaster, Henry Fong and Edward Shake (Exhibit 10(r)(i) to Annual Report on Form 10-K for the year ended December 31, 1994)
10.19+--Registration Rights Agreement dated as of December 6, 1994 between
        Actava and Roadmaster (Exhibit 10(r)(ii) to Annual Report on Form 10-K for the year ended December 31, 1994)
10.20+--Environmental Indemnity Agreement dated as of December 6, 1994 between Actava and Roadmaster (Exhibit 10(r)(iii) to Annual Report on Form 10-K for the year ended December 31, 1994)
10.21+--Lease Agreement dated October 21, 1994 between JDP Aircraft II, Inc.
        and Actava (Exhibit 10(s) to Annual Report on Form 10-K for the year ended December 31, 1994)
11+  -- Statement of computation of earnings per share (Exhibit 11 to Annual
        Report on Form 10-K for the year ended December 31, 1994)
21+  -- Subsidiaries of Actava (Exhibit 21 to Annual Report on Form 10-K for
        the year ended December 31, 1992)
23.1 -- Consent of Ernst & Young LLP
23.2 -- Consent of Long, Aldridge & Norman (included in Exhibit 5)
23.3 -- Consent of CS First Boston Corporation
23.4 -- Consent of KPMG Peat Marwick LLP regarding Orion Pictures
        Corporation
23.5 -- Consent of Alex. Brown & Sons Incorporated
23.6 -- Consent of KPMG Peat Marwick LLP regarding Metromedia International Telecommunications, Inc.
23.7 -- Consent of Arthur Andersen LLP regarding Metromedia International Telecommunications, Inc.'s predecessor entities
23.8 -- Consent of Gerard, Klauer, Mattison & Co., L.L.C.
23.9 -- Consent of KPMG regarding Kosmos TV
23.10-- Consent of Houlihan, Lokey, Howard & Zukin
23.11-- Consent of Arthur Andersen LLP regarding MCEG Sterling Incorporated
24   -- Power of Attorney (included on page II-8 of this Registration
        Statement)
27.1 -- Fairness Opinion of CS First Boston Corporation (See Appendix B to the Joint Proxy Statement/Prospectus)
27.2 -- Fairness Opinion of Alex. Brown and Sons Incorporated (See Appendix C to the Joint Proxy Statement/Prospectus)
27.3 -- Fairness Opinion of Gerard, Klauer, Mattison & Co., L.L.C. (See Appendix D to the Joint Proxy Statement/Prospectus)
27.4 -- Fairness Opinion of Houlihan, Lokey, Howard & Zukin (See Appendix E to the Joint Proxy Statement/Prospectus)
27.5 -- Proxy Card to Actava Stockholders
27.6 -- Proxy Card to Orion Stockholders
27.7 -- Proxy Card to Sterling Stockholders

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+ Previously filed with Securities and Exchange Commission.